As confidentially submitted to the Securities and Exchange Commission on October 29, 2018

CONFIDENTIAL TREATMENT REQUESTED

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALPS DENKI KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

Alps Electric Co., Ltd.

(Translation of registrant name into English)

Japan

(State or other jurisdiction of incorporation or organization)

3670

(Primary Standard Industrial Classification Code Number)

98-0342245

(I.R.S. Employer Identification Number)

1-7, Yukigaya-otsukamachi

Ota-ku, Tokyo 145-8501

Japan

+81-3-3726-1211

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alps Electric (North America), Inc.

2463 South 3850 West

Salt Lake City, UT 84120, U.S.A.

Attn: General Counsel and Corporate Secretary

Tel: (801) 413-0169

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copy to:

Masahisa Ikeda, Esq.

Toshiro Mochizuki, Esq.

Shearman & Sterling LLP

Fukoku Seimei Building, 5th Floor

2-2-2 Uchisaiwaicho

Chiyoda-ku, Tokyo 100-0011

Japan

+81-3-5251-1601

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and the consummation of the share exchange described herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

* Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Shares of common stock of Alps Electric Co., Ltd., no par value		Not Applicable	$	$

(1)

Based upon the estimated number of shares of common stock of Alps Electric Co., Ltd. issuable to shareholders of Alpine Electronics, Inc. resident in the United States upon the effectiveness of the share exchange (kabushiki kokan) between Alps Electric and Alpine, which estimate is calculated by multiplying the share exchange ratio of 0.68 shares of Alps Electric common stock for each share of Alpine common stock and the number of shares of Alpine common stock estimated to be held by U.S. holders on October 15, 2018 (the most recent date for which information with respect to such record holders can be determined). Alps Electric shares are not being registered for the purpose of sales outside the United States.

(2)

Calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933 based upon the market value of the shares of Alpine common stock estimated to be held by U.S. holders and to be cancelled in the share exchange, in each case calculated pursuant to Rule 457(c) by taking the average of the high and low prices of such shares as reported on the First Section of the Tokyo Stock Exchange on                , 2018 and converting them into U.S. dollars based on the rate reported by the Bank of Japan on such date of ¥                = $1.00.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This preliminary prospectus is not complete. Alps Electric may amend this preliminary prospectus without notice. Alps Electric may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                    , 2018

Preliminary Prospectus

ALPS ELECTRIC CO., LTD.

Exchange of Shares of Common Stock of Alps Electric Co., Ltd.

for Shares of Alpine Electronics, Inc.

The boards of directors of Alps Electric Co., Ltd., or Alps Electric, and Alpine Electronics, Inc., or Alpine, have agreed to a statutory share exchange between Alps Electric and Alpine under the Companies Act of Japan, or the Companies Act, pursuant to which all of the shares of Alpine (other than those that Alps Electric Co., Ltd. directly owns) will be exchanged for shares of Alps Electric. Alps Electric and Alpine entered into a share exchange agreement on July 27, 2017, as amended by memoranda of understanding dated February 27 and July 27, 2018, setting forth the share exchange ratio and other terms of the transaction. The agreement as amended is referred to in this prospectus as the Share Exchange Agreement. In the share exchange, each shareholder of Alpine other than Alps Electric Co., Ltd. will receive 0.68 shares of Alps Electric common stock for each share of Alpine common stock that such shareholder holds. In addition, Alpine has announced its intention to pay a dividend of 100 yen per share of Alpine common stock, subject to any withholding of taxes required by law. The dividend will be payable to holders of Alpine common stock as of October 15, 2018, which is the record date for the dividend, on the condition that the Share Exchange Agreement is approved by Alpine’s shareholders at the extraordinary general meeting of shareholders referenced below. This dividend is referred to in this prospectus as the special dividend.

The share exchange may only be completed upon the approval of the Share Exchange Agreement by shareholders of Alpine at the extraordinary general meeting of shareholders and certain other conditions being satisfied. The special dividend is also subject to approval by shareholders of Alpine at the extraordinary general meeting of shareholders. The additional conditions and other terms of the share exchange are more fully described in this prospectus in the section entitled “The Share Exchange.” Under the current schedule, if the shareholders of Alpine approve the Share Exchange Agreement and the other conditions are satisfied, the share exchange is expected to become effective on January 1, 2019. Alps Electric is expected to be renamed ALPS ALPINE CO., LTD., or ALPS ALPINE, following the consummation of the share exchange.

This prospectus has been prepared for holders of Alpine common stock who are resident in the United States to provide them with detailed information about the share exchange and the shares of Alps Electric common stock to be issued and delivered in connection with the share exchange. You are encouraged to read this prospectus in its entirety.

The date, time and place of the extraordinary general meeting of Alpine shareholders, at which Alpine shareholders will vote on the Share Exchange Agreement and the special dividend, are as follows:

                    , 2018 at                      .m. (Japan time)

Japan

Shareholders of record of Alpine as of October 15, 2018 will be entitled to vote at Alpine’s extraordinary general meeting of shareholders. To attend and vote at the extraordinary general meeting of shareholders, shareholders of Alpine must follow the procedures outlined in the convocation notice, the proxy card or the mail-in voting card and other proxy/voting and reference materials which will be distributed by Alpine. The affirmative vote of the holders of at least two-thirds of the voting rights present or represented at its extraordinary general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights are present or represented, is required to approve the Share Exchange Agreement. The affirmative vote of the holders of at least a majority of the voting rights present or represented at the extraordinary general meeting of shareholders is required to approve the special dividend.

Shares of Alps Electric common stock are traded in yen on the Tokyo Stock Exchange. On October 26, 2018, the last reported official sale price of shares of Alps Electric common stock on the Tokyo Stock Exchange was 2,500 yen per share.

Alpine shareholders are entitled to exercise dissenters’ appraisal rights in connection with the share exchange by complying with applicable procedures under the Companies Act. See “The Share Exchange—Dissenters’ Appraisal Rights” beginning on page 79 of this prospectus.

You should carefully consider the risk factors beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the share exchange or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 2018, and is expected to first be mailed to the shareholders of Alpine on or after                     , 2018.

REFERENCE TO ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form F-4, which includes additional important business and financial information about Alps Electric and Alpine that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:

Alps Electric Co., Ltd.

Corporate Planning Office

1-7, Yukigaya-otsukamachi

Ota-ku, Tokyo 145-8501

Japan

Telephone: +81-3-3726-1211

Please note that copies of documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this prospectus.

In order to receive timely delivery of requested documents in advance of the extraordinary general meeting of shareholders of Alpine, you should make your request no later than                     , 2018, which is five business days before you must make a decision regarding the share exchange.

See “Where You Can Find More Information” on page 164.

Upon the consummation of the share exchange, Alpine Electronics, Inc. will become a wholly owned subsidiary of Alps Electric Co., Ltd. On the same day as the consummation of the share exchange, Alps Electric expects to rename itself ALPS ALPINE CO., LTD. As used in this prospectus, references to “Alps Electric” are to Alps Electric Co., Ltd., references to “Alpine” are to Alpine Electronics, Inc. and references to “ALPS ALPINE” are to the post-share exchange ALPS ALPINE CO., LTD., in each case on a consolidated basis, except where the context otherwise requires. References to the “share exchange” are to the proposed share exchange between Alps Electric and Alpine, the terms of which are set forth in the Share Exchange Agreement. Unless the context otherwise requires, references in this prospectus to the financial results or business of “Alps Electric” refer to those of Alps Electric and its consolidated subsidiaries, including Alpine, of “Alpine” refer to those of Alpine and its consolidated subsidiaries and of “ALPS ALPINE” refer to those of ALPS ALPINE and its consolidated subsidiaries, including Alpine. References to the “Original Share Exchange Agreement” refer to the share exchange agreement relating to the share exchange as originally executed on July 27, 2017 (and thus before the amendments made to the agreement after such date).

As used in this prospectus, “U.S. dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan.

As used in this prospectus, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, and “Japanese GAAP” means accounting principles generally accepted in Japan. The consolidated financial information contained in this prospectus has been presented in accordance with IFRS, except for certain specifically identified information that was prepared in accordance with Japanese GAAP. Unless otherwise stated or the context otherwise requires, all amounts in the financial statements contained in this prospectus are expressed in Japanese yen.

For the fiscal years ended March 31, 2017 and 2018, which are the fiscal years for which Alps Electric has included IFRS consolidated financial statements in this prospectus, Alpine was a consolidated subsidiary of Alps Electric. Thus, the financial conditions, results of operations and cash flows of Alpine as of and for the fiscal years ended March 31, 2017 and 2018, as well as the financial condition of Alpine as of April 1, 2016, have been consolidated into those of Alps Electric for the same time periods.

Appendix D	—	Table of Proposed Amendments to the Articles of Incorporation of Alps Electric	App. D-1

Appendix E	—	English Translation of the Fairness Opinion dated July 26, 2017 Delivered by SMBC Nikko Securities Inc. to the Alpine Board of Directors	App. E-1

Appendix F	—	English Translation of the July 26, 2017 Committee Report of the Original Third-Party Committee	App. F-1

Appendix G	—	English Translation of the Supplementary Simulation (Sensitivity Analysis) Presentation dated February 26, 2018 Delivered by SMBC Nikko Securities Inc. to the Alpine Board of Directors	App. G-1

Appendix H	—	English Translation of the February 26, 2018 Committee Report of the Original Third-Party Committee Regarding the Amendment to the Share Exchange Agreement	App. H-1

Appendix I	—	English Translation of the February 26, 2018 Committee Report of the Original Third-Party Committee Regarding the Impact of the January 2018 Revised Alpine Forecasts on the Share Exchange Ratio	App. I-1

Appendix J	—	English Translation of the Financial Analysis Report dated September 26, 2018 Delivered by SMBC Nikko Securities Inc. to the Alpine Board of Directors	App. J-1

Appendix K	—	English Translation of the Fairness Opinion dated September 26, 2018 Delivered by YAMADA Consulting Group Co., Ltd. to the Third-Party Committee	App. K-1

Appendix L	—	English Translation of the September 26, 2018 Committee Report of the Third-Party Committee	App. L-1

Appendix M	—	English Translation of Selected Articles of the Companies Act of Japan	App. M-1

Appendix N	—	Unaudited Japanese GAAP Summary Financial Information of Alps Electric as of and for the Three Months Ended June 30, 2018	App. N-1

Appendix O	—	Unaudited Japanese GAAP Summary Financial Information of Alpine as of and for the Three Months Ended June 30, 2018	App. O-1

QUESTIONS AND ANSWERS ABOUT THE SHARE EXCHANGE AND

VOTING PROCEDURES FOR THE EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS

Q. What are Alps Electric and Alpine proposing?

A. Alps Electric and Alpine, a consolidated subsidiary of Alps Electric, are proposing to integrate their businesses through a statutory share exchange under the Companies Act of Japan, or the Companies Act. As of October 10, 2018, Alps Electric Co., Ltd. directly owns approximately 41% of the outstanding common stock of Alpine. Through the share exchange, Alps Electric Co., Ltd. will acquire all remaining shares of Alpine common stock that are not held by it immediately prior to January 1, 2019, which is the effective date of the share exchange, upon which shareholders of Alpine will become shareholders of Alps Electric, and Alpine will become a wholly owned subsidiary of Alps Electric. Alps Electric is expected to be renamed ALPS ALPINE CO., LTD. following the consummation of the share exchange. As part of the business integration, Alps Electric and Alpine plan to adopt an operating holding company structure. Through the adoption of an operating holding company structure, Alps Electric will serve as a holding company while also continuing to operate businesses itself after the Share Exchange, unlike a pure holding company that would engage solely in administrative operations. Alps Electric and Alpine also plan to establish within the operating holding company two divisions that primarily and separately operate Alps Electric and Alpine’s existing businesses; these two divisions are referred to as the “in-house companies” in this prospectus. For the synergies that the companies seek to achieve through the share exchange, see “The Share Exchange—Strategies of ALPS ALPINE.”

In addition, Alpine has announced its intention to pay a special dividend of 100 yen per share of Alpine common stock, subject to any withholding of taxes required by law, on the condition that the Share Exchange Agreement is approved by Alpine’s shareholders at the extraordinary general meeting of the shareholders referenced below.

Q. Why are Alps Electric and Alpine proposing the share exchange?

A. While Alpine is already a subsidiary of Alps Electric, Alps Electric and Alpine plan to conduct the share exchange so that they can together exercise more efficient management of the Alps group as a whole. Upon completing the transaction, the parties will work on full-scale cooperation, such as strengthening of their ability as a group to propose solutions to and conduct sales vis-a-vis their customers, development of employees through personnel exchanges across businesses, and joint use of Alps Electric’s fund-raising capabilities, network and production capability. Through these measures, coupled with others, such as enhanced mutual use of production bases, streamlining of back-office departments through shared infrastructures, strengthening of the group’s procurement capacity, and reinforcement of global operations, Alps Electric and Alpine will strive to maximize the synergies of the entire Alps group.

Q. What will I receive if the share exchange is approved?

A. Alpine shareholders as of the time immediately preceding the effective date of the share exchange (other than Alps Electric Co., Ltd.) will receive 0.68 shares of Alps Electric common stock for each share of Alpine common stock which they hold. Holders of Alpine common stock who have duly exercised their dissenters’ appraisal rights will not receive shares of Alps Electric common stock for shares of Alpine common stock they hold. In addition, if the special dividend is also approved by Alpine’s shareholders, holders of record of outstanding shares of Alpine common stock as of October 15, 2018, the record date for the special dividend, will each be entitled to receive a special dividend of 100 yen per share, to be paid on             , 201    , in respect of such shares of Alpine common stock that they hold, subject to any withholding of taxes required by law. See “The Share Exchange—Special Dividend.”

Q. How did Alps Electric and Alpine determine the share exchange ratio?

A. Alps Electric and Alpine conducted thorough negotiations and discussions regarding the share exchange ratio, each taking into consideration the results of its due diligence on the other party, the analyses of its financial

i

advisor, each party’s financial condition, assets, prospects and other factors. As a result of these negotiations and discussions concerning the share exchange ratio, Alps Electric and Alpine each reached the conclusion that the share exchange ratio was appropriate and on July 27, 2017 agreed upon the share exchange ratio for the share exchange.

Q. How does Alpine’s board of directors recommend that its shareholders vote regarding the share exchange?

A. Alpine’s board of directors (except for two directors who did not attend the meeting in order to avoid possible conflicts of interest) unanimously determined that the share exchange is advisable and serves the interests of Alpine and its shareholders.

Q. What vote of Alpine’s shareholders is required to approve the Share Exchange Agreement?

A. The affirmative vote of the holders of at least two-thirds of the voting rights of Alpine present or represented at the extraordinary general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights are present or represented, is required to approve the Share Exchange Agreement. Shareholders of Alpine will have one voting right per one unit of shares of Alpine common stock, which consists of 100 shares.

Q. What vote of Alpine’s shareholders is required to approve the special dividend?

A. The affirmative vote of the holders of at least a majority of the voting rights of Alpine present or represented at the extraordinary general meeting of shareholders is required to approve the special dividend. Shareholders of Alpine will have one voting right per one unit of shares of Alpine common stock, which consists of 100 shares.

Q. After the share exchange, how much of ALPS ALPINE’s shares will Alpine’s shareholders own?

A. Based on the share exchange ratio and the number of common shares outstanding of Alps Electric as of September 30, 2018 and of Alpine as of October 15, 2018, both dates being the most recent date as of which shareholder information is available with respect to the relevant company, former shareholders of Alpine other than Alps Electric will hold approximately 12.39% of the outstanding common stock of ALPS ALPINE immediately after the share exchange.

Q. How will fractional shares be treated in the share exchange?

A. Shareholders of Alpine will not receive any fractional shares of common stock of Alps Electric in the share exchange. Instead, the shares representing the aggregate of all such fractions (in cases where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold in the Japanese market or sold to Alps Electric at the market price and the net cash proceeds from the sale will be distributed to the former holders of Alpine shares on a proportionate basis in accordance with their respective fractions.

Q. How will shareholders with less than a unit of shares of ALPS ALPINE shares be treated after the share exchange?

A. The articles of incorporation of Alps Electric, which will be renamed ALPS ALPINE after the consummation of the share exchange, provide that 100 shares of its common stock constitute one unit, which will have one voting right. If the share exchange is consummated, holders of 148 shares of Alpine common stock will receive in exchange for their shares 100 shares of ALPS ALPINE common stock, which constitute one unit, as well as cash in lieu of fractional shares. Holders of Alpine common stock who hold 147 shares or less will receive less than one unit of ALPS ALPINE shares through the share exchange, as well as cash in lieu of fractional shares if the number of shares they hold multiplied by 0.68, the share exchange ratio, would result in a fraction. Holders of Alpine common stock who hold more than 148 shares may receive ALPS ALPINE shares that constitute at least one unit and shares that constitute less than one unit, as well as cash in lieu of fractional shares if the number of their shares multiplied by 0.68 would result in a fraction. Shares constituting less than one unit will not carry voting rights, although holders of less than one unit of shares will be registered in ALPS ALPINE’s register of shareholders. A holder of shares constituting less than one unit of ALPS ALPINE shares may request ALPS ALPINE to purchase those shares at their market value in accordance with the Companies Act. Moreover, ALPS ALPINE’s articles of incorporation provide that a holder of less than a unit of ALPS ALPINE shares may request that ALPS ALPINE sell to the holder from any available treasury shares an amount of shares that will, when added to the number of shares held by such holder, constitute one unit of shares.

Q. Can the number of shares of Alps Electric common stock issued in exchange for shares of Alpine common stock change between now and the time when the share exchange is consummated?

A. No. The share exchange ratio has been fixed and, unless the Share Exchange Agreement is amended, will not change regardless of any changes in the trading prices of either Alps Electric or Alpine common stock between now and the effectiveness of the share exchange. For a more detailed discussion of the fixed share exchange ratio, see the first risk factor under “Risk Factors—Risks Related to the Share Exchange.”

Q. When is the share exchange expected to become effective?

A. The share exchange, if approved by Alpine’s shareholders, is expected to become effective on January 1, 2019 unless the Share Exchange Agreement is terminated or amended in accordance with its terms.

Q. Will Alpine shareholders receive dividends on Alpine common stock they hold for the fiscal year ending March 31, 2019?

A. ALPS ALPINE currently expects to pay dividends in late June 2019 to holders of record of its common stock, including those who were formerly holders of Alpine common stock but who became holders of ALPS ALPINE common stock in the share exchange, as of March 31, 2019. That payment of dividends will be subject to the approval of ALPS ALPINE’s board of directors, as well as ALPS ALPINE’s shareholders at its annual general shareholders’ meeting to be held in late June 2019. For a more detailed discussion of dividends generally, see “Description of Alps Electric Common Stock—Dividends.”

Q. How will trading in shares of Alpine common stock be affected in connection with the consummation of the share exchange?

A. Alpine expects that the last day of trading in its shares on the Tokyo Stock Exchange will be December 25, 2018, four trading days prior to the effective date of the share exchange, and that its shares will be delisted the following day.

Q. How will the legal rights of Alps Electric shares differ from the legal rights of Alpine shares?

A. There is no material difference between the legal rights of holders of Alps Electric shares and the legal rights of holders of Alpine shares.

Q. What are the Japanese tax consequences of the share exchange?

A. Non-resident holders of shares of Alpine common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from Alpine as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Mori Hamada & Matsumoto, Japanese counsel to Alps Electric, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Q. What are the U.S. tax consequences of the share exchange?

A. The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Alps Electric and Alpine have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders (as defined under “Taxation”). It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, that as the share exchange is structured, it is more likely than not that the share exchange will qualify as tax-deferred reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. If the share exchange qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of Alpine common stock for shares of Alps Electric common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of Alps Electric common stock and unless Alpine has been a passive foreign investment company, or PFIC, at any time during the holding period of the U.S. Holder. If the share exchange does not qualify as a reorganization, a U.S. Holder that exchanges its shares of Alpine common stock for shares of Alps Electric common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Alps Electric common stock received and (b) any cash received in lieu of fractional shares of Alps Electric common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Alpine common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Q. How will the special dividend be treated for Japanese income tax purposes?

A. For Japanese income tax purposes, in the case of shareholders of Alpine who are non-residents of Japan, the special dividend will be treated in the same way as dividends on shares of Japanese companies generally, as described in “Taxation—Japanese Tax Consequences—Ownership and Disposition of ALPS ALPINE Shares.”

Q. How will the special dividend be treated for U.S. federal income tax purposes?

A. For U.S. federal income tax purposes, the special dividend is expected to be characterized as a distribution pursuant to Section 301(a) of the Code. Under such characterization, the gross amount of distributions paid to a U.S. Holder (as defined under “Taxation”) with respect to shares of Alpine common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of Alpine’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Alpine does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that the entire amount of any distribution, including the distribution of special dividend, generally will be reported as dividend income. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. A corporate U.S. Holder will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. Certain non-corporate recipients (including individuals) will be subject to tax at preferential tax rates, provided that certain conditions are satisfied.

However, if Alpine has been a PFIC at any time during a U.S. Holder’s holding period, special, unfavorable, U.S. federal income tax rules will apply to the U.S. Holder and may change the treatment of distributions on the Alpine common stock described above, including the availability of the preferential tax rates with respect to distributions to certain non-corporate recipients.

See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the receipt of special dividends with respect to Alpine stock.

Q. What else will be voted on at the extraordinary general meeting of shareholders of Alpine?

A. A proposal that one of Alpine’s shareholders has made will also be voted on at the extraordinary general meeting of shareholders of Alpine. The proposal, referred to herein as the shareholder proposal, is that Alpine pay, on December 27, 2018, a dividend of 300 yen per share of Alpine common stock to holders of record of outstanding shares of Alpine common stock as of October 15, 2018, subject to the condition that the Share Exchange Agreement is disapproved at the meeting.

Q. How does Alpine’s board of directors recommend that its shareholders vote regarding the shareholder proposal?

A. Alpine’s board of directors (except for the directors who did not attend the meeting in order to avoid possible conflicts of interest) unanimously opposes the shareholder proposal.

Q. What vote of Alpine’s shareholders is required to approve the shareholder proposal?

A. The affirmative vote of the holders of at least a majority of the voting rights of Alpine present or represented at the extraordinary general meeting of shareholders is required to approve the shareholder proposal. Shareholders of Alpine will have one voting right per one unit of shares of Alpine common stock, which consists of 100 shares.

Q. What is the record date for voting at the extraordinary general meeting of shareholders of Alpine?

A. The record date is October 15, 2018. Accordingly, holders of record of at least one unit of Alpine common stock as of that date will be eligible to vote at the extraordinary general meeting of shareholders of Alpine scheduled to be held on                     , 2018. Shareholders of Alpine whose shares were issued or obtained after the record date will not be entitled to vote at the extraordinary general meeting of shareholders.

Q. How do I vote at the extraordinary general meeting of shareholders of Alpine?

You may exercise voting rights by voting via the Internet, submitting a mail-in proxy card or voting card, or attending the meeting in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy, in the case of shareholders who are non-residents of Japan. Alpine will distribute a mail-in proxy card, voting card, notice of convocation of Alpine’s extraordinary general meeting of shareholders and other proxy/voting materials to shareholders eligible to vote who are residents of Japan that will enable them to exercise their voting rights. Voting via the Internet must be done, and completed voting cards must be received by Alpine, by                 m. (Japan time) one business day prior to the extraordinary general shareholders’ meeting. Completed mail-in proxy cards must be received by Alpine no later than the starting time of the extraordinary general shareholders’ meeting to ensure that such mail-in proxy cards are counted for the purpose of the vote.

For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, Alpine will distribute proxy/voting materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of Alpine through a securities broker located outside of Japan, Alpine will distribute proxy/voting materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Alpine shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or their broker, to obtain the proxy/voting materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, Alpine will send proxy/voting materials to that mailing address.

In addition to the exercise of voting rights as described above, institutional investors may use the “Electronic Voting Platform for Institutional Investors,” which is operated by ICJ, Inc. to exercise their voting rights at the extraordinary general meeting of shareholders.

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The articles of incorporation of Alps Electric, which will be renamed ALPS ALPINE after the consummation of the share exchange, provide that 100 shares of its common stock constitute one unit, which will have one voting right. Therefore, if the share exchange is consummated, current holders of Alpine common stock who vote at the extraordinary general meeting of shareholders of Alpine but who will hold less than 100 shares of ALPS

ALPINE common stock after the share exchange will not have, unless they buy additional shares of ALPS ALPINE common stock, voting rights at general meetings of shareholders of ALPS ALPINE after the consummation of the share exchange.

Q. How will shares represented by mail-in proxy cards be treated at the extraordinary general meeting of shareholders?

A. The mail-in proxy cards that Alpine is providing to its shareholders for the extraordinary general meeting of Alpine shareholders will list the proposals to be voted on by shareholders at the meeting, namely the approval of the Share Exchange Agreement, the special dividend and the dividend proposed in the shareholder proposal. Such mail-in proxy cards will allow shareholders to indicate their approval or disapproval with respect to each proposal. Any such proxy cards that are returned to Alpine without indicating whether the shareholder approves or disapproves of any of the proposals will be handled in the manner Alpine chooses. It is expected that Alpine will choose to handle them as follows:

•	to count towards the quorum for its extraordinary general meeting of shareholders any shares represented by such mail-in proxy cards;

•	to count such mail-in proxy cards as voting FOR the Share Exchange Agreement;

•	to count such mail-in proxy cards as voting FOR the special dividend; and

•	to count such mail-in proxy cards as voting AGAINST the dividend proposed in the shareholder proposal.

Q. How will shares represented by mail-in voting cards be treated at the extraordinary general meeting of shareholders?

A. The mail-in voting cards used for the extraordinary general meeting of Alpine shareholders will list the proposals to be voted on by shareholders at the meeting, namely the approval of the Share Exchange Agreement, the special dividend and the dividend proposed in the shareholder proposal. A mail-in voting card will allow a shareholder to indicate his or her approval or disapproval with respect to each proposal. In accordance with Japanese law and practice, and as specified on the mail-in voting cards, Alpine intends to:

•

count towards the quorum for its extraordinary general meeting of shareholders any shares represented by mail-in voting cards that are returned, regardless of whether or not they indicate the approval or disapproval of any of the proposals;

•	count mail-in voting cards that do not indicate the approval or disapproval of the Share Exchange Agreement as voting FOR the Share Exchange Agreement;

•	count mail-in voting cards that do not indicate the approval or disapproval of the special dividend as voting FOR the special dividend; and

•	count mail-in voting cards that do not indicate the approval or disapproval of the dividend proposed in the shareholder proposal as voting AGAINST such dividend.

A mail-in voting card will become void if the shareholder who sent the mail-in voting card votes via Internet or votes in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact, or through a standing proxy in the case of shareholders who are non-residents of Japan, at the extraordinary general meeting of shareholders of Alpine.

Q. May I revoke my vote after I submit a mail-in proxy card?

A. Yes. Any person who votes by a mail-in proxy card may revoke his or her vote any time before it is voted by clearly expressing his or her intention to revoke his or her proxy (for example, by providing a new proxy card).

Q. May I revoke my vote after I submit a mail-in voting card or vote via Internet?

A. Yes. Any person who votes by a mail-in voting card or votes via the Internet may revoke his or vote any time before it is voted:

•	by voting via Internet (in the case of a vote via Internet, via Internet at a later time); or

•

by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact, or through a standing proxy in the case of shareholders who are non-residents of Japan, at the extraordinary general meeting of shareholders of Alpine.

Q. If my shares are held in “street name” by my broker, will my broker vote them for me without instructions?

A. Whether your broker will vote your shares without your instructions depends on the terms of the agreement entered into by you and your broker. Therefore, you are encouraged to contact your broker directly to confirm the applicable voting procedure.

Q. Do I have dissenters’ appraisal rights in connection with the share exchange?

A. Under the Companies Act, you are entitled to dissenters’ appraisal rights in connection with the share exchange in accordance with the procedures set forth in the Companies Act and related laws and regulations and share handling regulations of Alpine. Any Alpine shareholder (i) who notifies Alpine prior to the extraordinary general meeting of shareholders of his or her intention to oppose the share exchange, and who votes against the approval of the Share Exchange Agreement at the shareholders’ meeting; or (ii) who is not entitled to vote at such extraordinary general meeting of shareholders, and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and share handling regulations of Alpine, may demand that Alpine purchase his or her shares of Alpine common stock at fair value. If you vote against the Share Exchange Agreement via the Internet or by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. Such demand must be made within the period from the day 20 days prior to the effective date of the share exchange to the day immediately preceding the effective date of the share exchange.

The failure of an Alpine shareholder who is entitled to vote at the extraordinary general meeting of shareholders to provide such notice prior to the shareholders’ meeting or to vote against the approval of the Share Exchange Agreement at the shareholders’ meeting will in effect constitute a waiver of the shareholder’s right to demand that Alpine purchase his or her shares of Alpine common stock at fair value.

There are other procedural issues that you may wish to consider when deciding whether to exercise your dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a more detailed discussion of dissenters’ appraisal rights. The dissenters’ appraisal rights for shareholders of Alpine, as a company becoming a wholly owned subsidiary through a share exchange are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix M.

Q. Who is soliciting my proxy?

A. Proxies are being solicited by Alpine. Alpine has also retained J-Eurus IR Co., Ltd. to assist it in soliciting proxies in Alpine’s name by telephone from shareholders resident in Japan.

Q. Who is paying for the cost of this proxy solicitation?

A. Alpine will bear the costs of soliciting proxies.

Proxy cards, proxy reference materials, the notice of convocation of Alpine’s extraordinary general meeting of shareholders and other materials will be mailed on Alpine’s behalf by Alpine’s transfer agent. Alpine will not incur significant additional costs in connection with the mailing of proxy cards and proxy reference materials, as such materials will be mailed together with the notice of convocation and other voting materials. In addition, some of Alpine’s directors, officers and employees may solicit proxies on Alpine’s behalf by telephone from shareholders resident in Japan. Further, Alpine has retained J-Eurus IR Co., Ltd. to assist it in soliciting proxies in Alpine’s name by telephone from shareholders resident in Japan. Alpine expects the fees of J-Eurus IR Co., Ltd. for such services to be approximately ¥3 million.

Q. Whom can I call with questions?

A. If you have more questions about the share exchange, you should contact:

Alps Electric Co., Ltd.

Corporate Planning Office

1-7, Yukigaya-otsukamachi

Ota-ku, Tokyo 145-8501 Japan

Telephone: +81-3-5499-8026 (IR Direct)

Alpine Electronics Inc.

Finance and Public Relations Department

1-7, Yukigaya-otsukamachi

Ota-ku, Tokyo 145-0067 Japan

Telephone: +81-3-5499-4391 (IR Direct)

SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire prospectus for a more complete understanding of the share exchange being considered at the extraordinary general meeting of Alpine shareholders.

As used in this prospectus, references to “Alps Electric” are to Alps Electric Co., Ltd., references to “Alpine” are to Alpine Electronics Inc. and references to “ALPS ALPINE” are to ALPS ALPINE CO., LTD., to which Alps Electric will be renamed after the consummation of the share exchange. References to the “share exchange” are to the proposed share exchange between Alps Electric and Alpine, the terms of which are set forth in the Share Exchange Agreement between Alps Electric and Alpine. Unless the context otherwise requires, references in this prospectus to the financial results or business of “Alps Electric” refer to those of Alps Electric and its consolidated subsidiaries, including Alpine, of “Alpine” refer to those of Alpine and its consolidated subsidiaries and of “ALPS ALPINE” refer to those of ALPS ALPINE and its consolidated subsidiaries, including Alpine. References to the “Original Share Exchange Agreement” refer to the share exchange agreement relating to the share exchange as originally executed on July 27, 2017 (and thus before the amendments made to the agreement after such date).

The Companies

Alps Electric Co., Ltd. 1-7, Yukigaya-otsukamachi Ota-ku, Tokyo 145-8501 Japan Telephone: +81-3-3726-1211	Alpine Electronics Inc. 1-7, Yukigaya-otsukamachi Ota-ku, Tokyo 145-0067 Japan Telephone: +81-3-5499-8111

Alps Electric

(page 83)

Alps Electric, the parent company of Alpine, engages in the manufacturing and sale of various electronic components for the automotive, mobile and EHII (energy, healthcare, industry and Internet of Things, or IoT) markets, as well as car navigation systems, car information display products, in-car sound systems and in-car audio products. Alps Electric also engages in the integrated logistics services, primarily with respect to electronic components. As of March 31, 2018, Alps Electric had total assets of 701 billion yen. For the year ended March 31, 2018, it had net profit attributable to owners of Alps Electric of 38 billion yen.

Alpine

(page 95)

Alpine, a consolidated subsidiary of Alps Electric, engages in the manufacture and sale of in-car information and communication products and audio products. Its primary products in the information and communication products segment include car navigation systems and in-car communication products. Its products in the audio products segment include in-car CD players, amplifiers and speakers. As of March 31, 2018, Alpine had total assets of 234 billion yen. For the year ended March 31, 2018, it had net profit attributable to owners of Alpine of 8 billion yen.

The Share Exchange

(page 36)

The boards of directors of Alps Electric and Alpine have agreed to a statutory share exchange under the Companies Act, pursuant to which shares of Alpine (other than those that Alps Electric Co., Ltd. directly owns)

will be exchanged for shares of Alps Electric, and Alpine will become a wholly owned subsidiary of Alps Electric. Alps Electric will serve as the operating holding company for the combined group and is expected to be renamed ALPS ALPINE following the consummation of the share exchange. On July 27, 2017, Alps Electric and Alpine entered into a share exchange agreement setting forth the terms of the share exchange. The agreement was amended by a memorandum of understanding executed on February 27, 2018, providing to the effect that Alps Electric and Alpine would adopt an operating holding company structure with an in-house company system. The agreement was further amended by a memorandum of understanding executed on July 27, 2018, in order that a series of stock acquisition rights newly issued by Alpine would be treated in the share exchange in a manner similar to pre-existing stock acquisition rights of Alpine.

Upon the share exchange, each shareholder of Alpine (other than Alps Electric Co., Ltd.) who is recorded or registered on the register of shareholders as of the time immediately preceding the effective date of the share exchange will receive 0.68 shares of Alps Electric common stock in exchange for each share of Alpine common stock that such shareholder holds. The resulting number of shares of Alps Electric common stock to which Alpine shareholders are entitled will be recorded in Alps Electric’s register of shareholders. The shares representing the aggregate of all fractional shares (in cases where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold in the Japanese market or sold to Alps Electric at the market price, and the net cash proceeds from the sale will be distributed to the former holders of Alpine shares on a proportionate basis in accordance with their respective fractions.

The share exchange can only be completed if the Share Exchange Agreement is approved by the shareholders of Alpine and certain other conditions are satisfied. If the Share Exchange Agreement is approved by the shareholders of Alpine and the other conditions for completing the share exchange are satisfied, the share exchange is expected to become effective on January 1, 2019.

Reasons for the Share Exchange

(page 45)

Alps Electric and Alpine entered into the Share Exchange Agreement so that they can together exercise more efficient management of the Alps group as a whole. Upon completing the transaction, the parties will work on full-scale cooperation, such as strengthening of their ability as a group to propose solutions to and conduct sales vis-a-vis their customers, development of employees through personnel exchanges across businesses, and joint use of Alps Electric’s fund-raising capabilities, network and production capability. Through these measures, coupled with others, such as enhanced mutual use of production bases, streamlining of back-office departments through shared infrastructures, strengthening of the group’s procurement capacity, and reinforcement of global operations, Alps Electric and Alpine will strive to maximize the synergies of the entire Alps group.

Special Dividend

(page 45)

Alpine has announced its intention to pay a special dividend of 100 yen per share of Alpine common stock, subject to any withholding of taxes required by law. The dividend will be payable to holders of Alpine common stock as of October 15, 2018, which is the record date for the special dividend, on the condition that the Share Exchange Agreement is approved by Alpine’s shareholders at the extraordinary general meeting of shareholders.

The Extraordinary General Meeting of Shareholders

(page 32)

To seek shareholders’ approval of the Share Exchange Agreement and special dividend, the board of directors of Alpine will convene an extraordinary general meeting of shareholders. Under Japanese law and the articles of incorporation of Alpine, the notice of an extraordinary general meeting of shareholders must be dispatched at least two weeks in advance to all shareholders of record who have voting rights. Alpine will distribute materials to shareholders that will enable them to exercise their voting rights.

The date, time and place of the meeting is expected to be                 , 2018, at                 m. (Japan time), at                 , Japan.

Shareholders may exercise voting rights by voting via the Internet, submitting a mail-in proxy card or voting card, or attending the meeting in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan. Alpine will distribute a mail-in proxy card, voting card, notice of convocation of Alpine’s extraordinary general meeting of shareholders and other proxy/voting materials to shareholders eligible to vote who are residents of Japan that will enable them to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, Alpine will distribute proxy/voting materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of Alpine through a securities broker located outside of Japan, Alpine will distribute proxy/voting materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Alpine shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or their broker, to obtain the proxy/voting materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, Alpine will send proxy/voting materials to that mailing address. In addition to the exercise of voting rights as described above, institutional investors may use the “Electronic Voting Platform for Institutional Investors,” which is operated by ICJ, Inc. to exercise their voting rights at the extraordinary general meeting of shareholders.

In addition to the Share Exchange Agreement and the special dividend, Alpine shareholders will also vote at the extraordinary general meeting of shareholders of Alpine on the shareholder proposal. The shareholder proposal is that Alpine pay, on December 27, 2018, a dividend of 300 yen per share of Alpine common stock to holders of record of outstanding shares of Alpine common stock as of October 15, 2018, subject to the condition that the Share Exchange Agreement is disapproved at the meeting.

The affirmative vote of the holders of at least two-thirds of the voting rights of Alpine present or represented at its extraordinary general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights of Alpine who are entitled to exercise their voting rights are present or represented, is required to approve the Share Exchange Agreement. The affirmative vote of the holders of at least a majority of the voting rights of Alpine present or represented at the extraordinary general meeting of shareholders is required to approve the special dividend The affirmative vote of the holders of at least a majority of the voting rights of Alpine present or represented at the extraordinary general meeting of shareholders is also required to approve the shareholder proposal. Shareholders of Alpine will have one voting right per one unit of shares of Alpine common stock, which consists of 100 shares.

As of October 15, 2018, the directors and executive officers of Alpine owned approximately 0.13% of the voting rights of Alpine common stock. As of September 30, 2018, directors and executive officers of Alps Electric owned approximately 0.07% of voting rights of Alpine common stock.

Determinations of Alpine’s Board of Directors with Respect to the Share Exchange

(page 47)

On July 27, 2017, the board of directors of Alpine (except for two directors who did not attend the meeting in order to avoid conflicts of interest) unanimously approved the share exchange. On February 27, 2018, the board of directors of Alpine (except for two directors who did not attend the meeting in order to avoid conflicts of interest and another director who did not attend due to business reasons) unanimously resolved that it is not necessary for Alpine to propose to Alps Electric a revision of the share exchange ratio even after taking into account the upward revisions to the full-year consolidated earnings forecasts of Alps Electric and Alpine for the fiscal year ended March 31, 2018. On September 27, 2018, the board of directors of Alpine (except for seven directors who did not attend the meeting in order to avoid conflicts of interest) unanimously resolved to set October 15, 2018 as the record date for the extraordinary general meeting of shareholders at which the Share Exchange Agreement will be submitted for approval. The board of directors of Alpine (except for seven directors who did not attend the meeting in order to avoid conflicts of interest) also unanimously approved the submission of a proposal for the payment of special dividends to the extraordinary general meeting of shareholders.

In its deliberation of the share exchange at each of the above occasions, the board of directors of Alpine considered a number of factors referred to under “The Share Exchange—Reasons for the Share Exchange—Determinations of Alpine’s Board of Directors” beginning on page 45.

Material Japanese Income Tax Consequences of the Share Exchange

(page 77)

Non-resident holders of shares of Alpine common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from Alpine as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Mori Hamada & Matsumoto, Japanese counsel to Alps Electric, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Material U.S. Federal Income Tax Consequences of the Share Exchange

(page 77)

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Alps Electric and Alpine have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders (as defined under “Taxation”). It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, that as the share exchange is structured, it is more likely than not that the share exchange will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. If the share exchange qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of Alpine common stock for shares of Alps Electric common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of Alps Electric common stock and unless Alpine has been a PFIC at any time during the holding period of the U.S. Holder. If the share exchange does not qualify as a reorganization, a U.S. Holder that exchanges its shares of Alpine common stock for shares of Alps Electric common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Alps Electric common stock received and (b) any cash received in lieu of fractional shares of Alps Electric common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Alpine common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Material Japanese Income Tax Consequences of the Special Dividend

(page 77)

For Japanese income tax purposes, in the case of the shareholders of Alpine who are non-residents of Japan, the special dividend will be treated in the same way as dividends on shares of Japanese companies generally, as described in “Taxation—Japanese Tax Consequences—Ownership and Disposition of ALPS ALPINE Shares.”

Material U.S. Federal Income Tax Consequences of the Special Dividend

(page 77)

For U.S. federal income tax purposes, the special dividend is expected to be characterized as a distribution pursuant to Section 301(a) of the Code. Under such characterization, the gross amount of distributions paid to a U.S. Holder (as defined under “Taxation”) with respect to shares of Alpine common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of Alpine’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Alpine does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that the entire amount of any distribution, including the distribution of special dividend, generally will be reported as dividend income. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. A corporate U.S. Holder will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. Certain non-corporate recipients (including individuals) will be subject to tax at preferential tax rates, provided that certain conditions are satisfied.

However, if Alpine has been a PFIC at any time during a U.S. Holder’s holding period, special, unfavorable, U.S. federal income tax rules will apply to the U.S. Holder and may change the treatment of distributions on the Alpine common stock described above, including the availability of the preferential tax rates with respect to distributions to certain non-corporate recipients.

See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the receipt of special dividends with respect to Alpine stock.

Anticipated Accounting Treatment

(page 78)

The share exchange will be accounted for by ALPS ALPINE as an equity transaction, not a business combination, since Alps Electric controls Alpine before and after the business integration. Accordingly, no profit or loss will be recognized in the consolidated statements of profit or loss or comprehensive income of ALPS ALPINE aside from any tax considerations, and the carrying amount of non-controlling interest will be adjusted to reflect the change in ALPS ALPINE’s ownership interest in Alpine. Any difference between the fair value of the consideration paid by ALPS ALPINE and the amount by which the non-controlling interest is adjusted will be recognized in ALPS ALPINE’s equity attributable to owners of the company. Refer to “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 23.

Regulatory Matters

(page 78)

Alps Electric and Alpine have filed notifications and reports regarding the share exchange with the antitrust authorities whose approvals are necessary to conduct the share exchange. All such authorities have approved the share exchange. Specifically, on January 31, 2018, the Japan Fair Trade Commission, or JFTC, granted early clearance of the transaction. On February 2, 2018, the United States granted early clearance of the transaction. On May 24, 2018, the European Commission granted clearance of the transaction. On May 28, 2018, China granted clearance of the transaction. On June 14, 2018, Taiwan granted clearance of the transaction. For a more detailed discussion of the regulatory approvals required for the share exchange, see “The Share Exchange—Regulatory Matters.”

Dissenters’ Appraisal Rights

(page 79)

Under the Companies Act, you may have dissenters’ appraisal rights in connection with the share exchange. For a more detailed discussion of these rights, see “The Share Exchange—Dissenters’ Appraisal Rights.”

Conditions to the Share Exchange

(page 81)

The obligations of each of Alps Electric and Alpine to carry out the share exchange are subject to the satisfaction of, among other things, conditions such as the following:

•	Alpine having obtained shareholder approval of the Share Exchange Agreement on or before the day preceding the effective date of the share exchange; and

•	approvals of relevant government agencies and other authorities necessary to conduct the share exchange being obtained.

Termination and Amendment

(page 82)

Each of Alps Electric and Alpine may terminate upon consultation between the parties, or amend upon agreement between the parties, the Share Exchange Agreement if any of the following occurs:

•	a material change in the financial condition or operating condition of the other party;

•	a material interference with the execution of the share exchange occurs or is found to exist; or

•	any significant difficulty in achieving the purpose of the Share Exchange Agreement.

The Share Exchange Agreement also may be terminated or amended by agreement of the parties.

Risk Factors

(page 8)

In determining whether to vote to approve the Share Exchange Agreement, you should carefully consider the risk factors beginning on page 8 of this prospectus.

Solicitation of Proxies

(page 34)

Alpine is soliciting your proxy. See “Extraordinary General Meeting of Shareholders of Alpine—Voting—Solicitation of Proxies.”

Interests of Certain Alpine Persons in the Share Exchange

(page 76)

Members of the Alpine board of directors and Alpine’s executive officers may have interests in the share exchange. These interests may create potential conflicts of interests.

Comparative Per Share Market Price Data

(page 29)

Both the shares of Alps Electric common stock and the shares of Alpine common stock are listed on the First Sections of the Tokyo Stock Exchange. The following table sets forth the closing sale prices of Alps Electric and Alpine common stock as reported on the First Section of the Tokyo Stock Exchange on July 26, 2017, the last trading day before the public announcement of the share exchange as well as the day the Share Exchange Agreement was originally signed, and                    , 2018, the last practicable trading day before the distribution of this prospectus. The table also sets forth the implied equivalent value of Alpine’s common stock on these dates, as determined by multiplying the applicable reported sales price of Alps Electric’s common stock by the share exchange ratio of 0.68. Alps Electric urges you to obtain current market quotations for both Alps Electric’s common stock and Alpine’s common stock.

	Alps Electric common stock	Alpine common stock
	Historical	Historical	Implied equivalent value
	(Yen)	(Yen)	(Yen)
July 26, 2017	3,190	1,708	2,169
, 2018

RISK FACTORS

In addition to the other information included into this prospectus, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the matters described below in evaluating the matters described in this prospectus with respect to the share exchange.

Risks Related to the Share Exchange

The share exchange ratio is fixed and will not be adjusted to reflect changes in the market values of Alps Electric and Alpine common stock. As a result, the value of Alps Electric common stock you receive in the share exchange may be less than the value of your shares when you vote on the Share Exchange Agreement.

Upon the effectiveness of the share exchange, each share of Alpine common stock (other than those that Alps Electric Co., Ltd. directly owns) will be exchanged for 0.68 shares of Alps Electric common stock. The ratio at which Alpine common stock will be exchanged for Alps Electric common stock is fixed and, unless the Share Exchange Agreement is amended, will not be adjusted for changes in the market prices of either company’s common stock. Therefore, even if the relative market values of Alps Electric or Alpine common stock change, there will be no change in the number of shares of Alps Electric common stock that shareholders of Alpine will receive in the share exchange.

The value that holders of Alpine common stock will receive in the share exchange depends on the market price of Alps Electric common stock at the effective date of the share exchange. As a result, any change in the price of Alps Electric’s common stock prior to the effective date of the share exchange will affect the value that holders of Alpine common stock will receive in the share exchange. The value of the Alps Electric common stock to be received in the share exchange (which will occur approximately                  weeks after the extraordinary general meeting of shareholders) may be higher or lower than the indicative value as of the date of this prospectus or as of the date of the extraordinary general meeting of shareholders, depending on the then prevailing market prices of Alps Electric common stock.

The share prices of Alps Electric and Alpine common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors that are beyond the control of Alps Electric and Alpine, including actual changes in, or investor perception of, Alps Electric’s and Alpine’s businesses, operations and prospects. Regulatory developments, as well as current or potential legal proceedings, and changes in general market and economic conditions may also affect the prices of Alps Electric and Alpine common stock.

The share exchange is subject to regulatory approvals and various conditions set forth in the Share Exchange Agreement and, even though it may be approved by the shareholders of Alpine, the share exchange nonetheless may not be completed as scheduled, or at all.

Under the Share Exchange Agreement, the effectuation of the share exchange is conditioned upon, among other things, obtaining or satisfying all regulatory approvals, permits, consents and requirements necessary for the effectiveness of the share exchange. Regulatory authorities in Japan or elsewhere may seek to block or delay the share exchange, or may impose conditions that reduce the anticipated benefits of the share exchange or make it difficult to complete as planned and shareholder approval of the Share Exchange Agreement will be subject to fulfillment of such conditions, if any. If all necessary regulatory approvals, permits, consents and requirements are not satisfied, even if the Share Exchange Agreement is approved at Alpine’s extraordinary general meeting of shareholders, there is no assurance that the share exchange will ultimately be completed as scheduled, or at all.

Furthermore, each of Alps Electric and Alpine may terminate upon consultation between the parties, or amend upon agreement between the parties, the Share Exchange Agreement if any of the following occurs:

•	a material change in the financial condition or operating condition of the other party;

•	a material interference with the execution of the share exchange occurs or is found to exist; or

•	any significant difficulty in achieving the purpose of the Share Exchange Agreement.

The Share Exchange Agreement also may be terminated or amended otherwise by agreement of the parties. Accordingly, even if all regulatory approvals, permits, consents and requirements are obtained, the share exchange may not be completed as scheduled or at all, regardless of whether the Share Exchange Agreement is approved at Alpine’s extraordinary general meeting of shareholders.

ALPS ALPINE may fail to realize the anticipated benefits of the share exchange due to the challenges of integrating the operations of Alps Electric and Alpine.

The success of the share exchange will depend, in part, on ALPS ALPINE’s ability to realize the anticipated growth opportunities and cost savings from combining the businesses of Alps Electric and Alpine. ALPS ALPINE’s ability to realize these anticipated benefits will depend in part on the extent to which ALPS ALPINE can successfully implement and manage the business integration of Alps Electric and Alpine, including the following:

•	identifying areas and activities that present substantial potential synergies as a result of the share exchange, and allocating resources effectively to those and other promising areas and activities;

•	effectively integrating their respective organizations, business cultures, procedures and operations;

•	smoothly transitioning relevant operations and facilities to a common information technology system; and

•	developing and implementing uniform accounting policies, internal controls and procedures, disclosure controls and procedures and other governance policies and standards.

If ALPS ALPINE is not able to successfully manage the integration process, take advantage of the anticipated synergies and create an integrated business, the anticipated benefits of the share exchange and subsequent integration may not be realized fully, or at all, or may take longer to realize than expected.

Significant costs will be incurred in the course of the share exchange and in the subsequent integration of the business operations of Alps Electric and Alpine.

Alps Electric and Alpine expect to record significant expenses related to the share exchange and in the subsequent integration of the business operations of Alps Electric and Alpine. These transaction-related expenses include financial advisory, consulting, legal and accounting fees and expenses, filing fees, printing expenses and other related charges. Some or all of these costs are payable by Alps Electric and Alpine, whether or not the share exchange is completed.

In addition to transaction-related expenses, ALPS ALPINE may also incur significant indirect costs while integrating and combining the businesses of Alps Electric and Alpine, including reallocating and integrating resources and operations. Moreover, ALPS ALPINE may also incur significant opportunity costs in the form of substantial disruption to its business and distraction of its management and employees from day-to-day operations.

Additional significant costs may be incurred in connection with any shareholder litigation or appraisal claims in compensating dissenting shareholders of Alps Electric or Alpine who exercise their appraisal rights.

Uncertainties associated with the share exchange may damage ALPS ALPINE’s relationships with customers, suppliers and business partners of Alps Electric and Alpine.

Current customers, suppliers and business partners of Alps Electric or Alpine may, in response to the announcement of the share exchange or to subsequent steps taken to integrate the businesses of Alps Electric and Alpine, delay or defer decisions concerning their relationships with Alps Electric or Alpine because of uncertainties related to the share exchange, including the absence of certainty that the share exchange will be completed. The loss of such customers, suppliers and business partners may have a material adverse effect on ALPS ALPINE’s business and results of operations.

Negative media coverage of the share exchange, as well as statements by parties with competing interests, could have a materially adverse effect on ALPS ALPINE’s reputation, business and results of operations.

The share exchange of Alps Electric and Alpine is being covered by both Japanese and foreign media. Some of this coverage may be negative and pertains to a wide range of matters relating to the share exchange. Negative media coverage about the share exchange, regardless of its veracity, may affect investor sentiment and could have a material adverse effect on the stock price of ALPS ALPINE. The resulting reputational harm from such negative media coverage relating to the share exchange may also affect consumer perception, negatively affecting the business and results of operations of ALPS ALPINE. ALPS ALPINE, as well as Alps Electric and Alpine, may also be forced to devote considerable resources to address the impact of such media coverage relating to the share exchange.

In connection with the effectiveness of the share exchange, it will not be possible to trade shares of Alpine common stock during certain periods.

In connection with the share exchange, Alpine shares will be delisted from the Tokyo Stock Exchange. Under the current schedule and assuming the share exchange is completed, the last day of trading in shares of Alpine is expected to be four trading days prior to the effective date of the share exchange, and the delisting of those shares is expected to be three trading days prior to the effective date of the share exchange. Holders of Alpine shares who will receive shares in the share exchange are expected to be able to sell them beginning on January 4, 2019. As a result, holders of Alpine shares will not be able to trade their shares, or the Alps Electric shares they will be entitled to receive when the share exchange is completed, during the period between the delisting of Alpine shares and the effective date of the share exchange. Accordingly, these holders will be subject to the risk of not being able to liquidate their shares, including during a falling market.

Alpine shareholders will have a reduced ownership and voting interest in ALPS ALPINE and will therefore have less influence over the management of ALPS ALPINE.

After the effectiveness of the share exchange, Alpine’s shareholders will own a significantly smaller percentage of Alps Electric, which will be renamed ALPS ALPINE after the consummation of the share exchange, than they currently own in Alpine. Immediately following effectiveness of the share exchange, former shareholders of Alpine other than Alps Electric will own approximately 12.39% of the outstanding common stock of ALPS ALPINE. Consequently, Alpine’s shareholders will have less influence over the management and policies of ALPS ALPINE than they currently have in Alpine.

The fairness opinion, supplementary simulation (sensitivity analysis) presentation and financial analysis report as of September 26, 2018 that Alpine has obtained from its financial advisor, and the fairness opinion that the Third-Party Committee has obtained from its financial advisor, are based on assumptions as of a certain date, and may not be valid as of a later date.

Alpine has not obtained from its financial advisor, SMBC Nikko Securities Inc., or SMBC Nikko, an updated fairness opinion, supplementary simulation (sensitivity analysis) presentation or financial analysis report as of the date of this prospectus. SMBC Nikko provided a fairness opinion as of July 26, 2017, a supplementary simulation (sensitivity analysis) presentation as of February 26, 2018, and a financial analysis report as of September 26, 2018. Similarly, the third-party committee established by Alpine’s board of directors has not obtained from its financial advisor, YAMADA Consulting Group Co., Ltd., or Yamada, an updated fairness opinion as of the date of this prospectus; Yamada provided a fairness opinion as of September 26, 2018. None of those documents provided by SMBC Nikko or Yamada to Alpine or to the third-party committee, respectively, speaks as of any date other than the respective dates thereof, and each is subject to various assumptions and qualifications. Changes in the operations and prospects of Alps Electric and Alpine, general market and economic conditions and other factors that may be beyond the control of Alps Electric and Alpine, and on which the fairness opinions, supplementary simulation (sensitivity analysis) presentation and the financial analysis report as of September 26, 2018 were based, may have altered the value of Alps Electric and Alpine, or the market price of Alps Electric and Alpine common stock as of the date of this prospectus, or may alter such values and prices by the time the share exchange is completed. You are encouraged to read the fairness opinions, supplementary simulation (sensitivity analysis) presentation and the financial analysis report as of September 26, 2018, which are included elsewhere in this prospectus, in their entirety.

A successful legal challenge to the validity of the share exchange following its completion may invalidate the shares of Alps Electric issued in the share exchange.

Until six months after the effective date of the share exchange, any of Alps Electric’s or Alpine’s shareholders and directors or liquidators as of the effective date of the share exchange may bring a court action to nullify the share exchange. ALPS ALPINE’s or Alps Electric’s shareholders, directors, liquidators, bankruptcy trustees or creditors who did not approve the share exchange may also bring a court action to nullify the share exchange until six months after the effective date of the share exchange. A court may nullify the share exchange if it finds that a material procedural defect occurred in connection with the share exchange. If any court action challenging the validity of the share exchange is brought, the price or liquidity of ALPS ALPINE’s shares may be adversely affected, regardless of the merits of the claim. Moreover, if such a court action is successful and a court enters a final and binding judgment, the share exchange would be nullified, and the Alps Electric shares issued in the exchange would be invalidated.

The U.S. federal income tax consequences to U.S. Holders of the share exchange are not certain.

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Alps Electric and Alpine have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders (as defined under “Taxation”). It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, that as the share exchange is structured, it is more likely than not that the share exchange will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. If the share exchange does not qualify as a tax-deferred reorganization for U.S. federal income tax purposes, the exchange by U.S. Holders of shares of Alpine common stock for shares of Alps Electric common stock will be treated as a taxable exchange for U.S. federal income tax purposes. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, for further discussion regarding the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Risks Relating to ALPS ALPINE’s Business

Deterioration in demand due to adverse economic conditions in the markets in which ALPS ALPINE operates may adversely affect it.

ALPS ALPINE will operate globally. For the fiscal years ended March 31, 2017 and 2018, sales to overseas customers constituted 80.0% and 81.8% of the Alps group’s revenue, respectively. In particular, the Alps group has generated a substantial portion of its revenue from sales in the United States, China and Germany, and ALPS

ALPINE expects that that will continue to be the case after the business integration. Because of the geographic reach of ALPS ALPINE’s business, demand for ALPS ALPINE’s products and services may be negatively impacted by any weakening of the economies of not just Japan, but the other countries mentioned above or elsewhere, for example through such economic declines adversely impacting consumer demand, the production levels of its customers or the industries in which they operate. In addition, some of ALPS ALPINE’s products are used in end products, such as smartphones, that are subject to discretionary spending. The demand for such products is expected to be more volatile than general consumption levels in the markets where ALPS ALPINE will conduct business. Thus, economic declines, particularly those that affect markets with greater demand volatility, could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE will be subject to intense competition.

ALPS ALPINE will be exposed to intense competition, especially in the electronic components and automotive infotainment markets, which are its principal business domains. In particular, price competition is intensifying in the mobile multimedia industry, causing price declines in the after-market. In addition, further price declines are expected in both the automobile and mobile multimedia industries, due to such factors as automobile and mobile manufacturers’ demands for cost reductions and new market entrants. In Alps Electric’s logistics business, competition is also intense due to decreased cargo volumes in Japan resulting from customers’ shifting production overseas, as well as the entry of large logistics services providers into the markets in which the Alps group has been operating. Furthermore, many of ALPS ALPINE’s competitors may have greater financial, research and development, manufacturing, sales, marketing and service capabilities than it. Any failure by ALPS ALPINE to compete effectively against its competitors could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows. Even if ALPS ALPINE is able to maintain its competitive position, intense price competition may cause the prices of ALPS ALPINE’s products to decrease, which could have a similarly adverse effect on ALPS ALPINE.

The research and development activities of ALPS ALPINE may not result in the desired outcome.

Innovation in the businesses that ALPS ALPINE will be engaged in proceeds rapidly. ALPS ALPINE’s customers, particularly automotive manufacturers, frequently introduce new products and services, as well as develop new technologies, which in turn causes their needs and specifications for the kinds of products ALPS ALPINE offers to change often as well; it also accelerates the obsolescence and price reduction of existing products of ALPS ALPINE.

Given this, ALPS ALPINE’s success will depend greatly upon its ability to develop effectively and in a timely manner superior technologies, products and processes that meet the needs of the customers and markets in which the customers compete. In particular, because some of ALPS ALPINE’s customers are manufacturers themselves in competitive markets, such as the automobile and smartphones markets, where technological innovation is critical to maintain competitiveness, ALPS ALPINE may need to invest in research and development based on its assessment of the possible future production or other plans of customers in such markets. ALPS ALPINE’s investments in such research and development activities, however, may not result in the anticipated or desired outcome, including due to the inability to accurately predict or meet customer needs, which may adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE is susceptible to decisions by, or factors that impact the businesses of, its customers.

Factors, in addition to those described above, that affect the businesses of ALPS ALPINE’s customers may impact ALPS ALPINE’s business. For example, financial distress suffered by or mergers and acquisitions among ALPS ALPINE’s major customers may lead to a decline in orders for ALPS ALPINE products. In addition, some of the major customers of ALPS ALPINE, such as automobile and mobile phone manufacturers, are influenced by cyclical trends in consumer spending; as a result, the orders that ALPS ALPINE receives may also be influenced by such customers’ fluctuations in sales. Similarly, if ALPS ALPINE’s manufacturing customers fail to successfully develop, commercialize or sell products that incorporate in ALPS ALPINE’s products, the sales of ALPS ALPINE’s products that are developed and/or manufactured for such customer products may be negatively affected. Such factors, which are generally outside the control of ALPS ALPINE, may materially and adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

A substantial portion of ALPS ALPINE’s manufacturing and sales activities will be conducted outside Japan, exposing ALPS ALPINE to the risks of international operations.

A substantial portion of ALPS ALPINE’s manufacturing and sales activities will be conducted outside Japan, including in the Americas, Europe, China and other Asian countries. ALPS ALPINE may face a variety of risks in overseas manufacturing and sales activities, such as unexpected and unfavorable changes in laws and regulations (including custom duties, trade restrictions and tax), insufficient protection or enforcement of intellectual property rights and other legal rights, economic downturns in foreign markets, political and social instability resulting from terrorism, outbreaks of disease, war and other similar events, other significant political or economic changes, such as the United Kingdom’s planned withdrawal from the EU, or Brexit, as well as difficulties in securing human resources and managing labor relations at its overseas locations. ALPS ALPINE may encounter greater or different difficulties in managing those risks than in managing similar issues in Japan. The failure to adequately and efficiently manage such risks could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

Subcontractors’ delays or other difficulties in providing ALPS ALPINE with critical parts could cause ALPS ALPINE to suffer production delays or loss of sales opportunities.

Although ALPS ALPINE aims to manufacture critical parts for its products within the ALPS ALPINE group, some key parts are sourced from third-party suppliers in and outside Japan. These suppliers may be unable to deliver in a timely manner such parts in the quantities required by ALPS ALPINE due to, for example, natural disasters, political and social instability resulting from terrorism, outbreaks of disease, war or any other similar events. Similarly, accidents, product defects, lack of production capacity, excess demand on the suppliers, failure in procuring sufficient raw materials, bankruptcy or other factors may cause suppliers to be unable to provide ALPS ALPINE with such parts in the required quantity or at the level of quality ALPS ALPINE requires for its products. Such inability to provide a sufficient volume of key parts, or key parts of a sufficient quality, to ALPS ALPINE in a timely manner may lead to production delays at, or loss of sales opportunities for, ALPS ALPINE, which may adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows, notwithstanding any efforts of ALPS ALPINE to seek redress, pursuant to the supply contracts, for any losses or damages caused.

ALPS ALPINE may be exposed to credit risk on trade receivables due to its customers’ worsening financial condition.

ALPS ALPINE will maintain allowances for doubtful accounts related to trade receivables for estimated losses resulting from customers’ inability to make timely payments. However, trade receivables relating to the ordinary course of business are not covered by collateral or credit insurance. Therefore, if customers with whom ALPS ALPINE has substantial accounts receivable face difficulty in making payments due to economic downturn and if ALPS ALPINE is forced to write off those receivables, ALPS ALPINE’s results of operations, financial condition and cash flows may be adversely affected.

Any defect in ALPS ALPINE’s products could result in significant expenses, loss of public confidence or adverse regulatory action or legal claims.

ALPS ALPINE’s products will be used in a wide range of industries, especially for applications that require a high degree of precision, including in end products that affect human health and safety such as automobiles and healthcare equipment. While ALPS ALPINE manufactures its products in accordance with strict quality control standards, there is no guarantee that all products are free from defects or non-conformity to customers’ specifications. Any defect in ALPS ALPINE’s products or non-conformity of its products to customers’ specifications could result in such things as serious accidents involving end-users, the suspension of the manufacturing operations of ALPS ALPINE’s customers, or a product recall by ALPS ALPINE or its customers. These in turn could cause ALPS ALPINE to incur significant expenses, damage its reputation, subject it to adverse regulatory action or significant legal claims, or draw it into disputes with its customers that could require ALPS ALPINE to compensate its customers. Although ALPS ALPINE has a product liability insurance policy, there is no guarantee that such insurance policy will sufficiently cover the entire amount of damages to be paid in connection with a defective or non-conforming product. Therefore, any such defects or non-conformity to customers’ specifications, or any product recalls, legal claims, disputes, or other similar events that ensue from them, may adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE’s business will be subject to foreign currency exchange rate fluctuations.

ALPS ALPINE will manufacture and sell a substantial portion of its products in countries outside of Japan and procure parts and raw materials around the globe, exposing it to fluctuations in foreign currency exchange rates. For example, Japanese yen is expected to be the primary currency in which ALPS ALPINE incurs product and other costs. On the other hand, for product sales in currencies other than Japanese yen (primarily, the U.S. dollar, the euro and the Chinese renminbi), ALPS ALPINE will be exposed to the risk of exchange rates between the currency of the sale price and the Japanese yen (particularly the Japanese yen and the U.S. dollar, the U.S. dollar and the euro, as well as the U.S. dollar and the Chinese renminbi) fluctuating between the time the price is agreed upon and the time of payment. Alps Electric estimates the impact on revenue from exchange rate fluctuations to be 5,200 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Refer to “Alps Electric Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations.” ALPS ALPINE will engage in such means as entering into foreign currency exchange forwards or currency options, as well as offsetting foreign currency exposures of assets and liabilities against each other, in an attempt to hedge its foreign currency exchange risk. However, ALPS ALPINE may not be able to mitigate the entire impact of currency exchange rate volatility, especially in situations where the exchange rate fluctuations exceed its expectations. ALPS ALPINE’s exposure to foreign currency exchange rate fluctuations, as well as any failure on its part to adequately manage such risks, may adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

Insufficient protection or discontinuation of ALPS ALPINE’s intellectual property rights or allegations of infringement of other companies’ intellectual property rights could have an adverse impact on ALPS ALPINE’s competitive position and business.

As technological innovation is one of the key factors of competition in many of the markets in which ALPS ALPINE competes, protection of its intellectual property rights will be essential for ALPS ALPINE to maintain its competitiveness. ALPS ALPINE will generally employ technologies developed by itself, or each of Alps Electric and Alpine prior to the business integration, and will seek to protect such technologies by acquiring, or in some cases asserting, patents, trademarks and other intellectual property rights. In order to protect its intellectual property rights, including trade secrets and patents, ALPS ALPINE will take certain measures, such as executing nondisclosure agreements with certain of its employees, joint venture partners, customers and suppliers.

However, there is no guarantee that such efforts will be successful or that there will be no other impediments to ALPS ALPINE’s assertions of its intellectual property rights. For example, if ALPS ALPINE’s counterparties breach such nondisclosure agreements, or if the other measures ALPS ALPINE takes are not properly implemented, ALPS ALPINE may not have an adequate remedy. In addition, protection of intellectual property rights in certain jurisdictions may be insufficient due to differences in laws and regulations or the enforcement thereof, and ALPS ALPINE may, as a result, not be able to prevent effectively the use of its intellectual properties by a third party to produce similar products.

Furthermore, whereas ALPS ALPINE has obtained licenses to use the intellectual property of third parties in connection with the manufacturing and sale of certain ALPS ALPINE products, there is no guarantee that the owners of such rights will continue to grant licenses to ALPS ALPINE in the future or on terms acceptable to ALPS ALPINE. Insufficient protection of the intellectual property rights of ALPS ALPINE, or ALPS ALPINE’s inability to license necessary intellectual properties on acceptable terms, could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

Also, third parties may allege that ALPS ALPINE has infringed their intellectual property rights. ALPS ALPINE will vigorously defend itself against allegations of infringement. However, as a general matter, ALPS ALPINE may pay damages or settlement amounts in connection with proceedings brought against ALPS ALPINE for alleged infringement of third-party intellectual property rights.

ALPS ALPINE will be subject to various laws, regulations and standards.

ALPS ALPINE will be subject to or affected by various laws and regulations in and outside Japan in connection with its business activities, including requirements for business, investment and transportation permits, customs duties and other import and export regulations, and regulations concerning conflict minerals, value-added tax and corporate income tax. ALPS ALPINE will thus be exposed to various legal and regulatory risks, including those stemming from actual or interpretational changes in laws, regulations and accounting standards. ALPS ALPINE may need to expend substantial financial, administrative and human resources, or make significant adjustments to its business operations, in order to comply with such laws, regulations and standards. As ALPS ALPINE expands the range of its products and the geographical scope of its business, it will become exposed to risks that are unique to particular industries, markets or jurisdictions, and its compliance risk management systems and programs may not be fully effective in preventing all violations of applicable laws, regulations and standards. Failure to comply with such laws, regulations and standards not only may result in penalties or fines, but also may result in loss of business, as well as restrictions on ALPS ALPINE’s business activities. ALPS ALPINE’s exposure to various laws and regulations in and outside Japan could therefore adversely affect ALPS ALPINE’s business, results of operations, financial conditions and cash flows.

Personal or proprietary information may be misappropriated.

In the normal course of business, ALPS ALPINE will possess personal and other proprietary information on its customers and other third parties with whom ALPS ALPINE will do business. It will also store its own confidential information and personal information of its employees. ALPS ALPINE may be required to incur significant costs to protect against the threat of security breaches relating to such personal and proprietary data, or address problems caused by such breaches. It may also become subject to claims, litigation or regulatory action if any of such information is misappropriated or compromised due to such events as human or technical error, hardware or software defects, computer viruses, unauthorized access, cyber attacks or other illegal conduct. Failure to protect proprietary information could also lead to a loss of its competitive advantage and customer and market confidence in ALPS ALPINE. Each of the above could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE will be subject to various, increasingly stringent environmental, health and safety laws and regulations that could impose liability on it and harm its operating results or future prospects.

ALPS ALPINE will be subject to a wide range of environmental, health and safety laws and regulations in and outside Japan, including with respect to air emissions, waste water discharges, accidental releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of hazardous materials and wastes, the clean-up of contamination, climate change and the maintenance of safe conditions in the workplace. ALPS ALPINE will be also subject to laws and regulations with respect to its products, such as the EU, Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive, or RoHS, and the EU’s Regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals, or REACH. RoHS and similar laws of other jurisdictions limit the content of certain hazardous materials, such as lead, mercury, and cadmium, in electronic equipment, including ALPS ALPINE’s products. Under the EU REACH regulation and similar legislation elsewhere, any key raw material, chemical or substance in products could be classified as having a toxicological or health-related impact on the environment, users of products or employees. Such content restrictions or reclassifications of any of ALPS ALPINE’s raw materials or products could adversely affect the product’s availability or marketability, result in a ban or limitation on its purchase or sale, or require ALPS ALPINE to incur increased costs to comply with notification, labeling or handling requirements. Alps Electric and Alpine have incurred, and ALPS ALPINE will continue to incur, substantial expenditures for compliance with current and future environmental, health and safety laws and regulations. Any failure to comply, including as a result of a discharge of hazardous substances, could result in fines or penalties, operational restrictions, or remediation compensation, any of which could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows. Moreover, the environmental impacts of ALPS ALPINE’s operations or products could result in claims against ALPS ALPINE by any person or regulator for damages or injury.

ALPS ALPINE may be required to make accelerated repayments of its loans under debt instruments.

Alps Electric has 17,900 million yen of borrowings as of March 31, 2018 in a syndicated loan and additional syndicated committed credit line agreements containing financial covenants that may accelerate ALPS ALPINE’s repayment obligations in the event that they are not complied with. For further description of such agreements, please see “Alps Electric Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings.” Such acceleration of its obligations could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

ALPS ALPINE’s assets, other than financial assets, may incur impairment losses due to a decline in the assets’ fair value or in the future cash inflows from the assets, which may adversely affect ALPS ALPINE’s financial condition and results of operations.

ALPS ALPINE will own a wide range of assets for use in its operations, such as property, plant and equipment and intangible assets, which are subject to impairment reviews and could lead to impairment losses. At each reporting date, ALPS ALPINE will review the carrying amounts of such assets or cash-generating units, or CGU, to determine if there is any indication that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset or CGU is reviewed in order to determine the amount of impairment, which shall be the amount by which the carrying amount of the asset or CGU exceeds its recoverable amount (the “recoverable amount” being the higher of value in use and fair value less costs of disposal). Such impairment losses could adversely affect ALPS ALPINE’s results of operation and financial condition.

ALPS ALPINE’s results of operations, financial condition and cash flows could be adversely affected by fluctuations in valuation of financial assets, including investment securities, which may require complex valuation models and involve estimates that are inherently uncertain.

ALPS ALPINE will hold investment securities, which are required to be measured at fair value. Generally, to establish the fair value of these instruments, ALPS ALPINE will rely on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable, and in some cases unobservable, market data and assumptions. Furthermore, valuation of such securities can be subjective, in particular when models that include unobservable inputs are used. In such circumstances, ALPS ALPINE’s internal valuation models will require ALPS ALPINE to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Such fluctuation and possible changes in fair value of the financial instruments could adversely affect ALPS ALPINE’s results of operations and financial condition.

Any legal actions or proceedings could adversely affect ALPS ALPINE’s business.

While ALPS ALPINE has established and implemented compliance systems for its business activities, there is no guarantee that it will not become subject to legal actions or proceedings initiated by regulatory authorities or other persons on such bases as alleged violations of laws, regulations, standards or obligations of ALPS ALPINE. Defending itself in litigation or other legal proceedings may be costly, as well as distract management from the operations of the business. ALPS ALPINE may also eventually have to pay damages or fines for any incompliance or liability, or otherwise pay amounts or agree to other unfavorable terms in order to resolve such actions or proceedings. If legal proceedings are initiated against ALPS ALPINE, they could thus adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

The increase in prices of raw materials and parts, in transportation costs and in other costs relating to ALPS ALPINE’s manufacturing activities could adversely affect ALPS ALPINE’s business and results of operations.

Any increase in prices of raw materials and parts, as a result of a rise in energy prices or otherwise, will lead to increased cost of production. Increase in prices relating to securing a stable and cost-effective supply chain, including costs of transport, and in costs relating to manufacturing, such as labor, particularly in countries like the Americas, Europe and China and other Asian countries, where ALPS ALPINE’s production bases will be located, will also result in increased expenses. ALPS ALPINE may not be able to pass on such increased expenses to its customers in the form of increases in the prices of its products, which could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

Shortages and rising costs of electricity may adversely affect ALPS ALPINE’s production and sales activities.

As many nuclear power plant operations in Japan currently have ceased and remain at rest due to the damage and equipment failure of the nuclear power plant caused by the Great East Japan Earthquake in March 2011, Japan may have shortages and rising costs of electricity. ALPS ALPINE secures electric power supplies for emergencies for equipment and operations centers; however, ALPS ALPINE’s production activity may become diminished if massive blackouts occur and electricity shortages continue in the areas in which ALPS ALPINE has facilities. Shortages of electricity in the areas in which ALPS ALPINE’s suppliers and customers have main operations may also interrupt ALPS ALPINE’s procurement and sales activities. In addition, significant rising costs of electricity may adversely affect ALPS ALPINE’s results of operations, financial condition and cash flows.

ALPS ALPINE’s offices and major facilities, as well as its suppliers, may be adversely affected by disasters.

ALPS ALPINE’s employees or facilities, including its headquarters, plants, sales offices and research and development centers, may suffer from disasters, natural or otherwise, such as earthquakes, typhoons, tsunamis, heavy rains, floods, accidents at nuclear power plants and pandemics. Any such event, over which ALPS ALPINE will have little or no control, could cause a decrease in demand for its products, make it difficult or impossible for ALPS ALPINE to manufacture and deliver products due to, for example, power failure or other disruptions, require large expenditures to repair or replace its offices, facilities or equipment, or create delays and inefficiencies in its supply chain due to the adverse impact on the supply of electricity and water, as well as traffic and other infrastructure, among other reasons. Its suppliers or customers may be similarly affected, which may cause disruptions of supplies that ALPS ALPINE needs to operate its business or declines in demand for ALPS ALPINE’s products. Any of these could adversely affect ALPS ALPINE’s business, results of operations, financial condition and cash flows.

Volatility of ALPS ALPINE’s pension plan assets or revised actuarial assumptions for retirement benefits for its employees may adversely affect its financial condition and results of operations.

ALPS ALPINE’s pension-related costs and benefit obligations relating to defined benefit plans for its group employees will be calculated based on various actuarial assumptions relating to the plans, including discount rates and mortality rates. Also, plan assets are subject to volatility due to their exposure to market price fluctuation risk with respect to investments in equity instruments included in the plan assets. If the fair values of plan assets decrease due to market price fluctuations, if ALPS ALPINE needs to revise the discount rates due to changes in the interest rate environment, or if the actual situations relating to employees’ retirement plans, such as the rates of mortality and salary increases, differ from the associated actuarial assumptions previously made by ALPS ALPINE, ALPS ALPINE’s retirement benefit expenses and obligations could increase. As a result, ALPS ALPINE’s business, financial condition and results of operations and cash flows could be adversely affected.

Risks of Owning ALPS ALPINE Shares

Japan’s unit share system imposes restrictions on the rights of holders of shares of Alps Electric common stock that do not constitute a unit, and holders of ALPS ALPINE common stock are expected to be subject to the same restrictions.

Pursuant to the Companies Act and certain related legislation, the articles of incorporation of Alps Electric, which will be renamed ALPS ALPINE after the consummation of the share exchange, provide that 100 shares of Alps Electric common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act, which imposes other significant restrictions and limitations on such holders as described in “Description of Alps Electric Common Stock—Unit Share System.” The transferability of such shares is also significantly limited, as shares can only be bought and sold on the Tokyo Stock Exchange, where Alps Electric’s shares of common stock are listed and ALPS ALPINE’s shares of common stock are currently expected to remain listed after the share exchange, in volumes that are positive integer multiples of a unit. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. In addition, Alps Electric’s articles of incorporation provide that a holder of less than one unit of Alps Electric shares may request that Alps Electric sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of shares, as long as Alps Electric has treasury shares to sell upon such request. Holders of shares of ALPS ALPINE common stock are expected to be subject to the same or similar restrictions upon effectiveness of the share exchange.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Companies Act, govern the affairs of Alps Electric, which will be renamed ALPS ALPINE after the consummation of the share exchange. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if Alps Electric were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell ALPS ALPINE shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

It may not be possible for investors to effect service of process within the United States upon Alps Electric’s directors or senior management, or to enforce against Alps Electric or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Alps Electric is a joint stock company incorporated under the laws of Japan. All of Alps Electric’s directors and senior management reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. Furthermore, many of the assets of Alps Electric and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to enforce, against Alps Electric or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. Alps Electric believes that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

ALPS ALPINE will likely terminate its SEC reporting obligations as soon as practicable in accordance with applicable rules and regulations.

ALPS ALPINE will likely decide to terminate its reporting obligations to the U.S. Securities and Exchange Commission, or SEC, under the Exchange Act as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. If ALPS ALPINE does so, U.S. shareholders will have access to less information about ALPS ALPINE and its business, operations and financial performance, and will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If ALPS ALPINE is unable to terminate its SEC reporting obligations as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on the current expectations, assumptions, estimates, forecasts and projections of each of Alps Electric and Alpine about its business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain forecasts or projections of results of operations or financial conditions or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of each of Alps Electric and Alpine could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of Alps Electric and Alpine to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Neither Alps Electric nor Alpine undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

A wide range of factors could materially affect the future performance of Alps Electric and Alpine, including the following:

•	economic conditions in and outside Japan;

•	further intensified competition;

•	research and development activities not resulting in the desired outcome;

•	financial distress, consolidation or fluctuations in sales of their major customers, as well as such customers’ ability to successfully sell products using Alps Electric’s or Alpine’s products;

•	risks on account of conducting a substantial portion of the companies’ manufacturing activities outside Japan;

•	increased instability of the supply of certain important components;

•	failure of recovering trade receivables;

•	costs and expenses, as well as reputational harm, resulting from any product defects;

•	changes in foreign currency exchange rates;

•	failure to protect or maintain intellectual property rights, as well as allegations that Alps Electric or Alpine has infringed third-party intellectual property rights;

•	changes in, and enforcement of, laws and regulations (including environmental regulations) relating to the companies’ business activities;

•	misappropriation of personal or proprietary information;

•	adverse impact to liquidity due to acceleration of indebtedness;

•	changes in the value of assets (including pension assets), such as securities and investment securities;

•	the filing or outcomes of lawsuits or other legal proceedings;

•	changes in prices of raw materials and parts and in transportation costs;

•	shortage and rising costs of electricity;

•	interruptions in or restrictions on business activities due to natural disasters; and

•	declines in return on pension plan assets or revised actuarial assumptions regarding retirement benefits.

SELECTED HISTORICAL FINANCIAL DATA OF ALPS ELECTRIC

The following selected historical financial data of Alps Electric as of and for the fiscal years ended March 31, 2017 and 2018 have been derived from Alps Electric’s audited consolidated financial statements prepared in accordance with IFRS, which are included in this prospectus.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of Alps Electric, related notes and other financial information included herein. You should also read “Alps Electric Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of and for the fiscal year ended March 31,
	2017	2018
	(Millions of yen, except per share data and number of shares)
Statements of profit or loss:
Revenue	751,563	857,532
Cost of goods sold	600,073	669,514
Selling, general and administrative expenses	108,038	118,651
Operating profit	41,743	68,659
Profit for the year before income taxes	41,485	65,570
Net profit for the year	31,567	45,353

Per share data:
Basic earnings per share*[1]	140.16	195.77
Diluted earnings per share*[2]	140.12	195.69
Cash dividends per share*[3]	30.00	32.00

Statements of financial position:
Total current assets	371,882	399,830
Total assets	647,194	701,187
Total current liabilities	194,455	205,786
Total liabilities	261,788	275,390
Equity attributable to owners of Alps Electric	264,679	300,534
Share capital	38,730	38,730
Number of shares as adjusted to reflect changes in capital
Authorized	500,000,000	500,000,000
Issued	198,208,086	198,208,086
Treasury shares	2,302,846	2,304,021

*1

Basic earnings per share is calculated by dividing profit for the year attributable to owners of Alps Electric by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by Alps Electric and held as treasury shares.

*2	Diluted earnings per share is calculated using the weighted average number of shares outstanding during the year assuming the conversion of all dilutive potential shares of common stock.
*3	Cash dividends per share is based on dividends paid on Alps Electric common stock during the periods indicated.

SELECTED HISTORICAL FINANCIAL DATA OF ALPINE

The following IFRS selected historical financial data of Alpine as of and for the fiscal years ended March 31, 2017 and 2018 have been derived from Alpine’s audited consolidated financial statements prepared in accordance with IFRS, which are included in this prospectus.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of Alpine, related notes and other financial information included herein. You should also read “Alpine Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of and for the fiscal year ended March 31,
	2017	2018
	(Millions of yen, except per share data and number of shares)
Statements of profit or loss:
Revenue	243,483	268,575
Cost of goods sold	202,175	215,433
Selling, general and administrative expenses	35,702	41,223
Operating profit	4,620	10,527
Profit for the year before income taxes	4,900	11,293
Net profit for the year	1,992	7,526

Per share data:
Basic earnings per share*[1]	28.76	108.86
Diluted earnings per share*[2]	28.73	108.75
Cash dividends per share*[3]	30.00	30.00

Statements of financial position:
Total current assets	125,286	138,624
Total assets	226,347	233,952
Total current liabilities	47,865	55,657
Total liabilities	67,603	72,616
Equity attributable to owners of Alpine	158,695	161,087
Share capital	25,921	25,921
Number of shares as adjusted to reflect changes in capital
Authorized	160,000,000	160,000,000
Issued	69,784,501	69,784,501
Treasury shares	847,284	832,241

*1

Basic earnings per share is calculated by dividing profit for the year attributable to owners of Alpine by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by Alpine and held as treasury shares.

*2	Diluted earnings per share is calculated using the weighted average number of shares outstanding during the year assuming the conversion of all dilutive potential shares of common stock.
*3	Cash dividends per share is based on dividends paid on Alpine common stock during the periods indicated.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information has been prepared under IFRS, and gives effect to the acquisition of all outstanding shares of Alpine through the share exchange transaction. The consolidated financial statements of Alps Electric include the consolidated financial condition and results of operations of Alpine as of April 1, 2016 and March 31, 2017 and 2018, and for the two years ended March 31, 2018. Alpine is consolidated based on consideration of control, including an approximately 41% direct and indirect equity ownership and existence of control attributes as described in Note 3(1)(a) “Subsidiaries” of Alps Electric’s audited consolidated financial statements included elsewhere in this prospectus. Consequently, the share exchange will result in the acquisition by Alps Electric of the remaining approximately 59% ownership of Alpine not currently owned by Alps Electric or its subsidiaries. Further, a special dividend is expected to be paid to holders of Alpine shares, including Alps Electric Co., Ltd. and certain of its subsidiaries, after the extraordinary general meeting of Alpine shareholders. Adjustments related to such special dividend are reflected in the pro forma condensed consolidated financial information, resulting in the adjustment of the carrying amount of non-controlling interest related to Alpine in the consolidated financial statements of Alps Electric (as described in Note 2(b) to the pro forma balance sheet). Alps Electric’s acquisition of the non-controlling interests in Alpine will be accounted for as an equity transaction since Alps Electric controls Alpine before and after the transaction. Accordingly, the balances within equity will be adjusted, with any difference between the fair value of the shares issued as consideration and the carrying amount of non-controlling interest acquired being recognized directly in equity. The unaudited pro forma condensed consolidated financial information is also based on and derived from the historical consolidated financial statements of Alps Electric, together with the related notes, which are included in this prospectus.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with (1) the audited consolidated financial statements of Alps Electric and Alpine included in this prospectus, and (2) the selected consolidated financial data of Alps Electric and Alpine included in this prospectus.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2018 gives effect to the share exchange transaction as if it had occurred on March 31, 2018. The unaudited pro forma condensed consolidated statement of operations gives effect to the share exchange transaction as if it had occurred on April 1, 2017.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only. This information is not necessarily indicative of the financial condition or results of operations that might have occurred had the share exchange transaction occurred on the dates indicated, nor is it necessarily indicative of the future financial condition or results of operations of Alps Electric.

The unaudited pro forma condensed consolidated financial information does not reflect any anticipated synergies or cost savings.

Alps Electric cannot conclude on the full implications of the transaction on deferred tax assets and liabilities of the combined group, and no adjustments are reflected for deferred tax assets or deferred tax liabilities as a result of this transaction. As Alpine becomes a wholly owned subsidiary of Alps Electric, there will be changes in the taxable entity and tax-related calculations including temporary differences, tax loss carryforwards and tax credit carryforwards, as well as related assessment of recoverability of deferred tax assets due to such changes. A conclusion on the implications from such changes will not be reached until the completion of the transaction and factually supportable detailed analyses on the tax-related calculations and assessment.

ALPS ELECTRIC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2018

	Note	Historical	Pro Forma adjustments	Pro Forma
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	2(c)	120,010	(4,059)	115,951
Trade and other receivables		166,148	—	166,148
Inventories		98,039	—	98,039
Income taxes receivable		1,332		1,332
Other financial assets		1,973	—	1,973
Other current assets		12,328	—	12,328

Total current assets		399,830	(4,059)	395,771

Non-current assets:
Property, plant and equipment		187,703	—	187,703
Intangible assets		21,449	—	21,449
Associates and joint ventures accounted for using the equity method		4,803	—	4,803
Other financial assets		54,332	—	54,332
Deferred tax assets		25,876	—	25,876
Other non-current assets		7,194	—	7,194

Total non-current assets		301,357	—	301,357

Total assets		701,187	(4,059)	697,128

Liabilities and equity
Liabilities
Current liabilities:
Trade and other payables	2(a)	121,931	1,163	123,094
Borrowings		36,805	—	36,805
Other financial liabilities		2,576	—	2,576
Provisions		7,360	—	7,360
Income taxes payable		7,681	—	7,681
Other current liabilities		29,433	—	29,433

Total current liabilities		205,786	1,163	206,949

Non-current liabilities:
Borrowings		33,465	—	33,465
Other financial liabilities		2,463	—	2,463
Provisions		973	—	973
Defined benefit liabilities		17,170	—	17,170
Deferred tax liabilities		9,128	—	9,128
Other non-current liabilities		6,405	—	6,405

Total non-current liabilities		69,604	—	69,604

Total liabilities		275,390	1,163	276,553

Equity
Equity attributable to owners of the Company:
Share capital		38,730	—	38,730
Capital surplus	2(b),(c)	55,664	88,959	144,623
Retained earnings	2(a)	209,702	(1,163)	208,539
Treasury shares	2(b)	(3,497)	2,884	(613)
Other components of equity		(65)	—	(65)

Total equity attributable to owners of the Company		300,534	90,680	391,214
Non-controlling interests	2(b)	125,263	(95,902)	29,361

Total equity		425,797	(5,222)	420,575

Total liabilities and equity		701,187	(4,059)	697,128

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial information.

ALPS ELECTRIC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEAR ENDED MARCH 31, 2018

	Note	Historical	Pro Forma adjustments	Pro Forma
		(Millions of yen, except per share data and number of shares)
Revenue		857,532	—	857,532
Cost of goods sold		(669,514)	—	(669,514)

Gross profit		188,018	—	188,018
Selling, general and administrative expenses	3(a)	(118,651)	2,085	(116,566)
Other operating income		1,642	—	1,642
Other operating expenses		(1,879)	—	(1,879)
Share of losses of associates and joint ventures accounted for using the equity method		(471)	—	(471)

Operating profit		68,659	2,085	70,744
Finance income		1,146	—	1,146
Finance costs		(4,235)	—	(4,235)

Profit for the year before income taxes		65,570	2,085	67,655
Income tax expenses	3(a)	(20,217)	(651)	(20,868)

Net profit for the year		45,353	1,434	46,787

Net profit for the year attributable to:
Owners of the Company	3(a),(b)	38,352	6,237	44,589
Non-controlling interests	3(a),(b)	7,001	(4,803)	2,198
Earnings per share, attributable to owners of the Company (yen)
Basic		195.77	3.68	199.45
Diluted		195.69	3.67	199.36
Weighted-average number of ordinary shares (thousands of shares)
Basic		195,905	27,648	223,553
Diluted		195,978	27,676	223,654

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial information.

ALPS ELECTRIC AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL INFORMATION

Note 1 Exchange Ratios and Pro Forma Earnings Per Share:

Based on the resolutions of the board of directors of both Alps Electric and Alpine on July 27, 2017, 0.68 shares of Alps Electric common stock will be delivered in exchange for one share of Alpine common stock subject to shareholder approval at the extraordinary general meeting of shareholders of Alpine. This share exchange transaction ratio was used in computing the share and per share amounts in the accompanying unaudited pro forma condensed consolidated financial information.

The pro forma condensed combined basic and diluted earnings per share for the respective periods presented are based on the combined weighted average number of common and dilutive potential common stock and adjusted weighted average shares of Alpine. The number of weighted average shares and adjusted weighted average shares, including all dilutive potential common stock, reflects the reclassification of Alpine’s common stock at the exchange ratio discussed above.

Note 2 Pro Forma Balance Sheet Adjustments:

(a)

Adjustments to record a liability for estimated unpaid transaction costs (i.e., advisory, legal, valuation and other professional fees) directly related to the transaction that are expected to be incurred.

(b)

Adjustments a) to eliminate the carrying amount of Alpine’s non-controlling interest as result of the share exchange against the fair value of the shares of Alps Electric to be transferred to Alpine’s shareholders, and b) to reflect the transfer of Alps Electric’s treasury shares as consideration for the acquisition of Alpine shares in conjunction with the share exchange.

Shares of Alps Electric to be transferred (*) (in thousands)	27,691
Multiplied by:
—Market price of Alps Electric’s common stock as of October 26, 2018 (in yen)	¥2,500

Estimated fair value, as of October 26, 2018, of consideration to be transferred (in millions of yen)	¥69,227
Carrying amount of non-controlling interest related to Alpine (**) (in millions of yen)	91,843

Difference between carrying amount of non-controlling interest and fair value, as of October 26, 2018, of consideration (in millions of yen)	¥22,616
Recognized as increase of equity attributable to owners of the company (in millions of yen)		¥91,843
Of which:
—Delivery of Alps Electric’s treasury shares accounted for as reduction of capital surplus, calculated based on the carrying amount and number of shares of its treasury shares as of March 31, 2018 (*) (in millions of yen)		(2,884)

Net increase of capital surplus (in millions of yen)		¥88,959

(*):	Alps Electric intends to deliver 1,900,000 shares of its treasury shares for the allotment of shares through the share exchange.
(**):

The non-controlling interest related to Alpine has been adjusted to reflect the special dividend of 6,895 million yen, of which 4,059 million yen is expected to be paid out to Alpine shareholders other than Alps Electric Co., Ltd. and certain of its subsidiaries. The amount of 91,843 million yen represents the retained earnings attributed to the non-controlling interest reduced by the pay-out of the special dividend of 4,059 million yen.

Any difference between the fair value of the shares issued to acquire the shares of Alpine’s non-controlling shareholders by Alps Electric and the amount of non-controlling interest recognized in Alps Electric’s consolidated statements of financial position immediately before the transaction shall be recognized in capital surplus.

These reflect the additional equity acquired by Alps Electric with the increase in equity ownership in Alpine from 41.03% to 100%.

(c)

Adjustments to reflect the special dividend that is expected to be paid to holders of Alpine common stock as of October 15, 2018 on the condition that the Share Exchange Agreement is approved by Alpine shareholders at the extraordinary general meeting of shareholders, excluding the portion of dividends paid to Alps Electric Co., Ltd. and certain of its subsidiaries. These adjustments are based on the assumption that the special dividend is paid to Alpine shareholders prior to the share exchange.

Note 3 Pro Forma Statement of Operations Adjustments:

(a)

Adjustments to eliminate transaction costs incurred for the fiscal year ended March 31, 2018, which are directly attributable to the share exchange transaction but are not expected to have a continuing impact on the results of operations, together with an estimated tax effect adjustments using a tax rate of 31.2%.

(b)	Adjustments to eliminate Alpine’s non-controlling interest as result of the share exchange.

SELECTED HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth certain historical pro forma and pro forma equivalent information with respect to earnings per share and dividend per share for the year ended March 31, 2018 and net book value per share as of March 31, 2018 for Alps Electric and Alpine. The information that follows should be read in conjunction with the unaudited pro forma condensed consolidated financial information and related notes included elsewhere in this prospectus, together with the historical consolidated financial statements of Alps Electric and Alpine included elsewhere in this prospectus.

The comparative pro forma and pro forma equivalent per share data have been included for comparative purposes only and do not purport to be indicative of (1) the financial condition or results of operations which actually would have been obtained if the share exchange transaction had been completed at the beginning of the earliest period presented or as of the date indicated, or (2) the results of operations or financial position which may be achieved in the future.

	As of and for the year ended March 31, 2018
			Unaudited Pro Forma Consolidated
	Historical
	Alps Electric	Alpine
Net book value per share*1,*2	1,534.09	2,336.22	1,749.66
Dividends declared per share*3	37	30	42
Earnings per share, attributable to owners of the Company
Basic*3	195.77	108.86	199.45
Diluted*2,*3	195.69	108.75	199.36

Notes:

*1

Net book value per share information was calculated by dividing the historical and pro forma amount of total equity attributable to owners of the Company by the historical and pro forma number of shares outstanding, respectively, as of March 31, 2018.

*2

Equivalent pro forma net book value per share and equivalent pro forma diluted earnings per share, both attributable to Alpine shareholders who will receive Alps Electric shares, are 1,189.32 and 135.32, respectively.

*3

Historical dividends declared per share and earnings per share information were based on historical information available elsewhere in this prospectus. Pro forma dividends declared per share and pro forma earnings per share were calculated using the pro forma weighted-average number of shares outstanding for the period. The expected impact of the special dividend (as described in “The Share Exchange—Special Dividend”) is excluded from the figures.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Comparative Per Share Market Price Data

Both Alps Electric’s and Alpine’s common stock are listed on the First Sections of the Tokyo Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low sales prices per share of Alps Electric’s and Alpine’s common stock on the First Section of the Tokyo Stock Exchange.

	Alps Electric common stock		Alpine common stock
	Price per share		Price per share
	High	Low	High	Low
	(Yen)		(Yen)
Fiscal year ended March 31,
2014	1,441.0	544.0	1,568.0	832.0
2015	3,135.0	1,061.0	2,155.0	1,158.0
2016	4,205.0	1,647.0	2,729.0	1,125.0
2017:
First quarter	2,325.0	1,621.0	1,420.0	885.0
Second quarter	2,584.0	1,655.0	1,343.0	933.0
Third quarter	3,050.0	2,189.0	1,653.0	1,299.0
Fourth quarter	3,600.0	2,654.0	1,801.0	1,478.0
2018:
First quarter	3,395.0	2,796.0	1,706.0	1,411.0
Second quarter	3,305.0	2,783.0	2,110.0	1,654.0
Third quarter	3,845.0	2,946.0	2,809.0	2,033.0
Fourth quarter	3,405.0	2,506.0	2,534.0	1,945.0
2019:
First quarter	2,847.0	2,395.0	2,313.0	1,970.0
Second quarter
Most recent six months:
May 2018	2,795.0	2,399.0	2,313.0	2,012.0
June 2018	2,847.0	2,578.0	2,288.0	1,970.0
July 2018	3,320.0	2,815.0	2,621.0	2,217.0
August 2018	3,360.0	3,010.0	2,571.0	2,270.0
September 2018	3,390.0	2,855.0	2,463.0	2,128.0
October 2018
November 2018
(through November , 2018)

The following table sets forth the closing sales prices of Alps Electric and Alpine common stock as reported on the First Section of the Tokyo Stock Exchange on July 26, 2017, the last trading day before public announcement of the share exchange as well as the day the Share Exchange Agreement was originally signed, and                    , 2018, the last practicable trading day before the distribution of this prospectus. The table also sets forth the implied equivalent value of Alpine’s common stock on these dates, as determined by multiplying the applicable reported sales price of Alps Electric’s common stock by the share exchange ratio of 0.68. Alps Electric urges you to obtain current market quotations for both Alps Electric’s common stock and Alpine’s common stock.

	Alps Electric common stock	Alpine common stock
	Historical	Historical	Implied equivalent value
	(Yen)	(Yen)	(Yen)
July 26, 2017	3,190	1,708	2,169
, 2018

Dividend Information

The following tables indicate year-end and interim dividends paid on Alps Electric’s common stock and Alpine’s common stock for each of the record dates indicated. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set below.

Alps Electric dividend	Japanese yen	U.S. dollars	Alpine dividend	Japanese yen	U.S. dollars
September 30, 2013	—	—	September 30, 2013	10	0.102
March 31, 2014	5	0.049	March 31, 2014	15	0.146
September 30, 2014	5	0.046	September 30, 2014	10	0.091
March 31, 2015	10	0.083	March 31, 2015	20	0.167
September 30, 2015	10	0.083	September 30, 2015	15	0.125
March 31, 2016	15	0.133	March 31, 2016	15	0.133
September 30, 2016	15	0.148	September 30, 2016	15	0.148
March 31, 2017	15	0.135	March 31, 2017	15	0.135
September 30, 2017	17	0.151	September 30, 2017	15	0.133
March 31, 2018	20	0.188	March 31, 2018	15	0.141
September 30, 2018			September 30, 2018

In addition, Alpine has announced its intention to pay a special dividend of 100 yen per share (equivalent to 0.894 U.S. dollars per share based on the noon buying rate for Japanese yen on October 15, 2018) of Alpine common stock, subject to any withholding of taxes required by law, on the condition that the Share Exchange Agreement is approved by Alpine’s shareholders at the extraordinary general meeting of shareholders. The dividend will be payable to holders of Alpine common stock as of October 15, 2018, the record date for the special dividend, on                     , 201     and is itself subject to the approval of Alpine shareholders at the extraordinary general meeting of shareholders. See “The Share Exchange—Special Dividend.”

The declaration and payment of future dividends by ALPS ALPINE are subject to future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

CURRENCY EXCHANGE RATE DATA

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the Japanese yen price of Alps Electric and Alpine shares and the U.S. dollar amounts received on conversion of any cash dividends. The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Japanese yen exchange rate. The information is based on the noon buying rates in the City of New York as announced for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On                     , 2018, the exchange rate was ¥              per $1.00.

	High	Low	Average (of month-end rates)	Period-end
Fiscal year ended March 31,
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017	118.32	100.07	108.31	111.41
2018	114.25	104.83	110.70	106.20
Most recent six months:
May 2018	111.08	108.62	109.69	108.73
June 2018	110.71	109.45	110.06	110.71
July 2018	112.98	110.48	111.52	111.88
August 2018	111.80	110.38	111.00	110.98
September 2018	113.48	110.87	112.10	113.48
October 2018
November 2018
(through November , 2018)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ALPINE

General

Alpine is distributing mail-in proxy cards and voting cards to its shareholders who are entitled to exercise their voting rights (or their or their broker’s standing proxies in Japan, as appropriate) for use at the extraordinary general meeting of shareholders of Alpine, expected to be held on                 , 2018, at                 m. (Japan time), at                 , Japan. Alpine will distribute the mail-in proxy cards and voting cards, together with the notice of convocation of the meeting and other proxy/voting materials, by mail to its shareholders (or their or their broker’s standing proxies in Japan, as appropriate) who have voting rights as of the record date. Alpine may distribute reference documents concerning the shareholders’ meeting via the Internet in accordance with the Companies Act and the articles of incorporation of Alpine.

Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan, directly or indirectly, through their securities broker. For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, Alpine will distribute proxy/voting materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of Alpine through a securities broker located outside of Japan, Alpine will distribute proxy/voting materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Alpine shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or their broker, to obtain the proxy/voting materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, Alpine will send proxy/voting materials to that mailing address.

At the extraordinary general shareholders’ meeting of Alpine, the approval of the Share Exchange Agreement, the special dividend, and the dividend proposed in the shareholder proposal will be considered and voted upon by the shareholders of Alpine.

Voting

Voting Rights

Alpine currently uses the unit share system, where one unit consists of 100 shares of common stock of Alpine. Alpine’s shareholders may vote at the Alpine extraordinary general meeting only if they are registered as a holder of one unit or more shares of Alpine common stock in Alpine’s register of shareholders on the record date. Each unit of shares of Alpine common stock outstanding on the Alpine record date is entitled to one vote on each matter properly submitted at the extraordinary general shareholders’ meeting of Alpine. Shares constituting less than one unit are not entitled to vote.

The following shares are not entitled to vote at, and are not counted in determining the quorum for, the extraordinary general meeting of shareholders:

•	treasury shares held by Alpine;

•	shares held by entities in which Alpine (together with its subsidiaries) holds 25% or more of the voting rights; and

•	shares issued after the applicable record date and shares that have come to constitute one or more units after the record date.

Record Date

The close of business on October 15, 2018 has been fixed by the resolution of board of directors to be the record date for the determination of the holders of Alpine common stock entitled to exercise the shareholders’

rights at the Alpine extraordinary general meeting of shareholders. October 15, 2018 is also the record date for the special dividend to be paid by Alpine to Alpine shareholders, subject to the approval of Alpine shareholders of both the dividend and the Share Exchange Agreement at the extraordinary general meeting of shareholders of Alpine. It further is the record date for the dividend to be paid as proposed in the shareholder proposal. See “—Shareholder Proposal.”

How to Vote; Voting via the Internet and Use of Mail-in Proxy Cards or Voting Cards

Shareholders who are entitled to exercise voting rights at the Alpine extraordinary general meeting of shareholders may exercise their voting rights by voting via the Internet, submitting a mail-in proxy card or voting card, or attending the meeting in person or through another shareholder with voting rights whom shareholders have appointed as their attorney-in-fact or through a standing proxy, in the case of shareholders who are non-residents of Japan. In case shareholders who are entitled to exercise voting rights would like to vote by returning the mail-in voting cards, they must use the form in Japanese which Alpine is distributing together with the notice of convocation of such meeting by mail to those holders.

The Internet voting system and the mail-in proxy cards and voting cards will allow a shareholder with a right to vote at the shareholders’ meeting to indicate his or her approval or disapproval with respect to each proposal at the meeting. Voting via the Internet must be done, and completed voting cards must be received by Alpine, by     m. (Japan time) one business day prior to the extraordinary general shareholders’ meeting. Completed mail-in proxy cards must be received by Alpine no later than the starting time of the extraordinary general shareholders’ meeting to ensure that such mail-in proxy cards are counted for the purpose of the vote.

In accordance with applicable Japanese law and practice, and as specified on the mail-in voting cards, Alpine intends to:

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count toward the quorum for its shareholders’ meeting any shares represented by mail-in voting cards that are returned, regardless of whether or not they indicate the approval or disapproval of any of the proposals;

•	count mail-in voting cards that do not indicate the approval or disapproval of the Share Exchange Agreement as voting FOR the Share Exchange Agreement;

•	count mail-in voting cards that do not indicate the approval or disapproval of the special dividend as voting FOR the special dividend; and

•	count mail-in voting cards to that do not indicate the approval or disapproval of the dividend proposed in the shareholder proposal as voting AGAINST such dividend.

Any proxy cards that Alpine is providing to its shareholders and that are returned to Alpine without indicating whether the shareholder approves or disapproves of any of the proposals will be handled in the manner Alpine chooses. It is expected that Alpine will choose to handle them as follows:

•	to count towards the quorum for its extraordinary general meeting of shareholders any shares represented by such mail-in proxy cards;

•	to count such mail-in proxy cards as voting FOR the Share Exchange Agreement;

•	to count such mail-in proxy cards as voting FOR the special dividend; and

•	to count such mail-in proxy cards as voting AGAINST the dividend proposed in the shareholder proposal.

Vote Required

Approval of the Share Exchange Agreement requires the affirmative vote of at least two-thirds of the voting rights of Alpine shareholders present or represented at the extraordinary general meeting of shareholders of

Alpine, at which shareholders holding at least one-third of the total voting rights of Alpine shareholders who are entitled to exercise their voting rights are present or represented. Alps Electric, as a shareholder of Alpine, will be able to vote on the Share Exchange Agreement at such extraordinary general meeting of Alpine shareholders. There are no provisions under Japanese laws or regulations, or rules of the Tokyo Stock Exchange, that require a majority vote of the non-interested or minority shareholders of Alpine to approve the share exchange.

Approval of both the special dividend and the dividend proposed in the shareholder proposal requires the affirmative vote of at least a majority of the voting rights of Alpine shareholders present or represented at the extraordinary general meeting of shareholders of Alpine. Alps Electric, as a shareholder of Alpine, will be able to vote on the special dividend and the dividend proposed in the shareholder proposal at such extraordinary general meeting of Alpine shareholders. In addition to the above, the special dividend is conditioned on the Share Exchange Agreement being approved, as described in the previous paragraph, at the extraordinary general meeting of shareholders, while the dividend proposed in the shareholder proposal is subject to the condition that the Share Exchange Agreement is disapproved at the meeting.

As of October 15, 2018, of the 68,969,564 shares of Alpine common stock outstanding, the directors and executive officers of Alpine owned an aggregate of 89,657 shares, representing approximately 0.13% of the outstanding shares of Alpine common stock, and 2,000 shares were held by entities that would not have voting rights as set forth in the second bullet of “—Voting Rights” above. As of September 30, 2018, directors and executive officers of Alps Electric owned an aggregate of 51,000 shares of Alpine common stock.

Revocation

Any person who votes by a mail-in proxy card may revoke his or her vote any time before it is voted by clearly expressing his or her intention to revoke his or her proxy (for example, by providing a new proxy card).

Any person who votes by a mail-in voting card or votes via the Internet may revoke his or her vote any time before it is voted in any of the following ways:

•	by voting via Internet (in the case of a vote via Internet, via Internet at a later time); or

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by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact, or through a standing proxy in the case of shareholders who are non-residents of Japan, at the extraordinary general meeting of shareholders of Alpine.

Alpine shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

Solicitation of Proxies

Alpine is soliciting your proxy. Alpine will bear the costs of the proxy solicitation related to the extraordinary general meeting of shareholders of Alpine. Proxy cards, proxy reference materials, the notice of convocation of Alpine’s extraordinary general meeting of shareholders and other materials will be mailed on Alpine’s behalf by Alpine’s transfer agent. Alpine will not incur significant additional costs in connection with the mailing of proxy cards and proxy reference materials, as such materials will be mailed together with the notice of convocation and other voting materials. In addition, some of Alpine’s directors, officers and employees may solicit proxies on Alpine’s behalf by telephone from shareholders resident in Japan. None of Alpine’s directors, officers or employees will receive any extra compensation for their solicitation services. Further, Alpine has retained J-Eurus IR Co., Ltd. to assist it in soliciting proxies in Alpine’s name by telephone from Alpine’s shareholders resident in Japan, for an estimated fee of approximately ¥3 million plus reasonable out-of-pocket expenses.

Shareholder Proposal

The shareholder proposal will be voted on at the extraordinary general meeting of shareholders of Alpine. The proposal is that Alpine pay, on December 27, 2018, a dividend of 300 yen per share of Alpine common stock to holders of record of outstanding shares of Alpine common stock as of October 15, 2018, subject to the condition that the Share Exchange Agreement is disapproved at the meeting. Based on the number of outstanding shares of Alpine common stock on October 15, 2018, the aggregate amount of such dividends that would be paid if the Share Exchange Agreement is disapproved, and the shareholder proposal is approved, at the meeting is 20.7 billion yen.

Alpine’s board of directors (except for the directors who did not attend the meeting in order to avoid possible conflicts of interest) unanimously opposes the shareholder proposal.

Alpine’s Reason for Opposition

In light of the rapidly changing market environment for automotive equipment, Alpine believes that the early realization of synergies through the business integration with Alps Electric is essential not only for improving shareholder value over the medium- to long-term but also meeting the expectations of its customers and employees. Further, Alpine believes that the business integration is the best measure for all stakeholders, including those of Alpine’s minority shareholders.

The view that the rejection of the proposal concerning the approval of the Share Exchange Agreement contributes to the improvement of the corporate value of Alpine is contrary to Alpine’s opinion based on the business environment surrounding Alpine. Therefore, Alpine opposes the shareholder proposal.

In addition, Alpine believes it must maintain at hand a certain level of cash and deposits in promoting business as necessary operating cash and funds for other purposes such as to realize sustainable growth over a medium- to long-term. Among those funds, Alpine considers that the amount of necessary operating cash would be approximately 35 billion yen in light of the sales volume in the fiscal year ended March 31, 2018. If Alpine pays dividends as asserted in the shareholder proposal (totaling approximately 20.7 billion yen), taking into account Alpine’s current funding requirements, it poses the risk of a shortfall in operating cash, and even if it did not create an immediate shortfall in operating cash, a loss of reserves to cover risks for credit shrinkage on a crisis event could result in the stable sustainability of Alpine’s business being impaired.

Accordingly, from the perspective of securing stable sustainability of Alpine’s business and improving medium- to long-term corporate value, Alpine believes it is inappropriate to pay the dividends pertaining to the shareholder proposal.

THE SHARE EXCHANGE

This section of the prospectus describes material aspects of the proposed share exchange. The summary may not contain all of the information that is important to you. You should carefully read this entire prospectus for a more complete understanding of the share exchange.

General

On July 27, 2017, Alps Electric and Alpine executed a share exchange agreement, through which Alpine will become a wholly owned subsidiary of Alps Electric, subject to shareholder approval at the extraordinary general meeting of shareholders of Alpine. The share exchange is not subject to the approval of the shareholders of Alps Electric. Under a memorandum of understanding, dated February 27, 2018, that amended the share exchange agreement, Alps Electric and Alpine agreed to adopt an operating holding company structure, through which Alps Electric will serve as a holding company while also continuing to operate businesses itself after the share exchange, as opposed to a pure holding company that would engage solely in administrative operations. Alps Electric and Alpine also agreed to establish within the operating holding company two divisions, or the in-house companies, that primarily and separately operate Alps Electric’s and Alpine’s existing businesses. Based upon such agreements, Alps Electric amended its original plan of business integration so as to conduct the reorganization into a holding company structure without a company split after consummation of the share exchange, where a company split would have otherwise made Alps Electric a pure holding company without business operation functions.

Alps Electric is expected to be renamed ALPS ALPINE after the consummation of the share exchange.

Under the Share Exchange Agreement, shareholders of Alpine will be allotted shares of Alps Electric. Alpine’s shareholders (other than Alps Electric Co., Ltd.) will receive 0.68 shares of common stock of Alps Electric for each share of Alpine common stock that they own.

Furthermore, also under the Share Exchange Agreement, Alps Electric will deliver to holders of Alpine stock acquisition rights of Alps Electric, with terms reflecting among other things the share exchange ratio, at the ratio of one stock acquisition right of Alps Electric to one stock acquisition right of Alpine.

In addition, Alpine has announced its intention of pay a special dividend of 100 yen per share of Alpine common stock, subject to any withholding of taxes required by law, on the condition that the Share Exchange Agreement is approved by Alpine’s shareholders at the extraordinary general meeting of shareholders. The special dividend will be payable to holders of Alpine common stock as of October 15, 2018, the record date for the special dividend, and is itself subject to the approval of Alpine’s shareholders at the extraordinary general meeting of shareholders.

In accordance with its articles of incorporation, ALPS ALPINE will have no more than eight directors who are not Audit and Supervisory Committee members and no more than seven directors who are Audit and Supervisory Committee members.

Holders of record of common stock of Alpine as of October 15, 2018 will receive a notice of convocation of the extraordinary general meeting of shareholders of Alpine, including the voting and reference materials that contain the terms and conditions of the share exchange. Shareholders of the company outside Japan who have appointed a standing proxy in Japan, directly or indirectly, through their securities broker will receive this notice through their standing proxy or broker, as applicable, if so provided in the respective proxy agreements.

None of Alps Electric’s affiliates or, to the best of Alps Electric’s knowledge, the affiliates of Alpine have any material interest, direct or indirect, by security holdings or otherwise, in the proposed transaction.

The board of directors of Alpine did not have any duties under Japanese law or regulations to solicit offers from third parties before agreeing to the share exchange with Alps Electric.

Background of the Share Exchange

Alps Electric develops, manufactures and sells input devices, sensing devices, data communications modules and other similar products. However, digital devices are evolving at a rapid pace, and the fields in which Alps Electric conducts business are similarly changing, marking a large shift away from consumer devices (mainly home appliances) and embracing domains such as automobiles, mobile devices such as smartphones, energy-saving devices and healthcare. The scale of business, too, is expanding onto the global stage. In particular among those fields, innovation in automotive technology has progressed, as illustrated by CASE—namely connected cars, autonomous driving, “shared & services,” which means car-sharing services, and electric cars—features, and the spread of smartphones moved into full swing with enhanced and upgraded functions and applications. Accordingly, Alps Electric has enjoyed robust sales in recent years.

However, due to the significant expansion of its operations, Alps Electric’s management resources have been strained. Also, the outlook for the smartphone market is becoming increasingly unclear now due to maturation of the market and the risk of commoditization. In addition, given the trend toward IoT, Alps Electric has been experiencing difficulty in securing additional value with single hardware products. In such a business environment, in order to ensure sustainable growth, Alps Electric needs to achieve balanced growth in its automotive business, smartphone-related business and other businesses by maintaining the growth of the smartphone-related business, managing business risks, as well as establishing and expanding businesses that can take the place of smartphones. Therefore, the important challenges of Alps Electric are, by providing high added value through development of functional module products integrated with software in addition to its existing core technologies, (i) in the automotive market, where technical innovation in connection with new trends such as autonomous driving, connected cars, EV and sharing, as well as intensified competition, are occurring to further expand its businesses and improve profitability by strengthening its ability to propose solutions employing both hardware and software and (ii) to stabilize and increase net sales by establishing new businesses in such markets as Energy, Healthcare, Industry and IoT, or EHII.

In turn, Alpine has been expanding its business, focusing on car audio systems since its launch as a joint venture between Alps Electric and Motorola. Through its efforts, Alpine has established a strong brand and market position, acquired significant customers overseas and achieved corporate growth based on the expansion of the original equipment manufacturing, or OEM, business for automobile manufacturers and increased sales from car navigation and automotive display products.

However, Alpine faces business risks resulting from overemphasis on businesses targeting automobile manufacturers and overseas markets. Moreover, the automotive infotainment market has been polarized into highly functional system products for ADAS (advanced driver-assistance systems) and other automobile systems on the one hand and commodity products linked to smartphones on the other hand. Consequently, the market and customer demands are shifting towards collaboration with safety functions that utilize input devices, sensing devices and others, as well as implementation of connected car technologies that utilize data communication modules. Under such circumstances, Alpine believes that its business environment will change significantly from a hardware-oriented business to a comprehensive car-oriented service business. In order to adapt to those changes and maintain growth, Alpine has recognized its need, in existing business areas, to improve profitability by utilizing its strengths in the brand business and audio products, finding new customers by using development assets and streamlining business activities, and, in new business areas, to work on the integration of core devices such as sensing devices and communication devices with software, create unique and high-value products that use HMI (human machine interface) as a core business domain, and enhance its ability to propose solutions to markets and customers.

In addition to the above, amid the increased electrification of automobiles in recent years, the businesses of Alps Electric and Alpine in the automotive business have been growing closer and have a greater need to collaborate with each other. Accordingly, both (i) resolving operational restrictions (which arise from Alps Electric and Alpine both being public companies, to mutual cooperation in the areas of development, manufacturing and sales, as well as sharing intellectual property, licenses, knowhow and other similar assets) and (ii) realizing more effective communication with customers are pressing issues for Alps Electric and Alpine.

Based on the principle that it will not exclude any alternatives in pursuing enhanced corporate value, Alps Electric considered various possibilities concerning the direction of the Alps group and its relationship with Alpine. Consequently, Alps Electric decided that conducting this business integration would contribute to the improvement of the corporate value of the entire Alps group.

In late December 2016, a representative of Alps Electric proposed the idea of a potential business integration between Alps Electric and Alpine to a representative of Alpine, and they agreed to start considering the possibility of such a transaction.

In late December 2016, Alps Electric retained Nomura Securities Co., Ltd. as its financial advisor, and Alpine retained SMBC Nikko as its financial advisor.

In early January 2017, Alps Electric retained Mori Hamada & Matsumoto as its legal advisor.

In mid-January 2017, Alpine retained TMI Associates as its legal advisor.

In late January 2017, Alps Electric and Alpine retained their joint accounting advisor and Shearman & Sterling LLP as their joint U.S. legal counsel in connection with this matter.

In late January 2017, working group members of Alps Electric and Alpine met to discuss and exchange views on the possible structure of the business integration and how to move forward with considering the potential transaction. The parties agreed that the structure of the business integration would be a share exchange and an absorption-type company split, under which a separate subsidiary of Alps Electric would succeed to most of the rights and obligations concerning Alps Electric’s businesses, and Alps Electric would become a pure holding company.

On February 27 and March 6, 2017, representatives of Alps Electric and Alpine met to discuss such issues as the timing of the execution of the share exchange agreement and the announcement of the share exchange ratio, as well as the effective date of the Share Exchange and the absorption-type company split. They agreed that the timing to execute the share exchange agreement and announce the share exchange ratio upon the initial announcement of the business integration would be in July 2017, and that the effective date of the Share Exchange would be in January 2019. They also agreed to continue discussions with respect to the timing of the absorption-type company split.

In March and April 2017, working group members of Alps Electric and Alpine, together with their financial advisors, legal advisors, accounting advisors and auditors, held several meetings to discuss the structure, schedule and possible synergies of the business integration, contents of the press release announcing the execution of the share exchange agreement and preparation for the establishment of a third-party committee to advise Alpine concerning this transaction.

On March 31, 2017, in order to eliminate conflicts of interest in the share exchange and ensure fairness and transparency of the share exchange, the board of directors of Alpine established a third-party committee, or the Original Third-Party Committee. See “Committee Reports of the Third-Party Committees—The July 26, 2017 Committee Report” for a discussion of the activities of the Original Third-Party Committee in this respect, leading up to its submission of a written report to the Alpine board of directors on July 26, 2017, or the July 26, 2017 Committee Report.

From April 2017 through June 2017, Alps Electric and Alpine conducted due diligence on each other.

In May 2017, working group members of Alps Electric and Alpine held several meetings to discuss the content of the press release announcing the execution of the share exchange agreement and the process of drafting the press release.

On May 25, 2017, representatives of Alps Electric and Alpine met to discuss the effective date of the absorption-type company split, an asset transfer from Alpine in order to secure capital for dividends, the content of the press release and the number of management personnel and employees of the new holding company after the business integration. They agreed on the following, among other things:

•	The effective date of the (then planned) absorption-type company split will be April 1, 2019.

•	The number of directors of the holding company after the business integration will be eleven, of which four will be outside directors who will also be Audit and Supervisory Committee members.

From late May through early June 2017, working group members of Alps Electric and Alpine met several times to discuss the content of the press release, various employee and labor-related matters, communications to employees and external communications regarding the business integration as well as explanations to and treatment of the directors and officers of Alpine in respect of the business integration.

On June 30, 2017, working group members of Alps Electric and Alpine met to discuss the compensation of directors and officers after the business integration and matters relating to the announcement of the execution of the share exchange agreement to be made on July 27, 2017.

On June 30, 2017, Alps Electric made the initial share exchange ratio proposal of 0.60 shares of Alps Electric common stock for each share of Alpine common stock.

On July 3, 2017, Alpine provided to Alps Electric an exchange ratio proposal of 0.75 Alps Electric shares per Alpine share in response to Alps Electric’s first proposal.

On July 7, 2017, Alps Electric made a revised exchange ratio proposal of 0.65 Alps Electric shares per Alpine share.

On July 10, 2017, Alpine responded to Alps Electric with a new exchange ratio proposal of 0.73 Alps Electric shares per Alpine share.

On July 14, 2017, Alps Electric made a further revised exchange ratio proposal of 0.66 Alps Electric shares per Alpine share.

On July 18, 2017, working group members of Alps Electric and Alpine met with their respective financial advisors to discuss the share exchange ratio, including the analytical methodologies to be used for valuations in considering the share exchange ratio, the implied standard of exchange ratios in comparable business integrations, the impact on the future dividends and the dilution from the increase in the total number of issued Alps Electric shares after the business integration and premiums to be offered with respect to the share exchange ratio. In the course of those discussions, Alpine made a counterproposal of 0.70 Alps Electric shares per Alpine share, in response to which Alps Electric offered an exchange ratio of 0.68. The Alpine working group members attending the meeting agreed to consider the 0.68 Alps Electric shares per Alpine share exchange ratio on their side.

On July 20, 2017, working group members of Alps Electric and Alpine held a meeting with their respective financial advisors. At the meeting, those present confirmed their tentative agreement on an exchange ratio of 0.68 shares of Alps Electric common stock for each share of Alpine common stock.

In late July 2017, working group members of Alps Electric and Alpine held several meetings to discuss the content of schedule of the press conference to be held on July 27, 2017 and other communications regarding the transaction.

On July 27, 2017, meetings of the board of directors of Alps Electric and Alpine were separately held to consider the terms of the share exchange agreement, including that 0.68 shares of Alps Electric common stock will be allotted for each share of Alpine common stock. In reaching their conclusion, the Alps Electric and Alpine boards each conducted a review of various factors relating to each other, including the factors described in “—Reasons for the Share Exchange” below and the results of its due diligence on the other party, as well as each party’s financial condition, results of operations and prospects. The Alps Electric and Alpine boards also took into consideration the analyses of their respective financial advisors in approving the share exchange ratio. After review and discussion of the above, the board of directors of Alps Electric and Alpine resolved to approve the execution of the share exchange agreement. The Alpine Board also took into consideration the July 26, 2017 Committee Report.

On July 27, 2017, Alps Electric and Alpine announced the execution of the share exchange agreement.

From July to mid-December 2017, Alps Electric and Alpine discussed various matters relating to the business integration, including the creation of synergies through mutual utilization of business resources, including core technologies and infrastructures, as well as the group structure of the holding company after the business integration.

On October 30, 2017, Alps Electric announced revisions to its full-year earnings forecasts for the fiscal year ended March 31, 2018. These revisions included an increase in expected net sales, operating profit and profit attributable to owners of parent (all under Japanese GAAP) of 2.3%, 10.3% and 19.5% compared to the forecasts announced on July 27, 2017. The revisions were announced in light of solid performance of products for the automotive and smartphone markets in the electronic components segment, strong sales of products for European automakers, as well as reduction in fixed costs and other expenses in the automotive infotainment segment, plus the weakening of the yen.

On October 30, 2017, Alpine announced revisions to its full-year earnings forecasts for the fiscal year ended March 31, 2018. These revisions included an increase in expected net sales, operating profit, and profit attributable to owners of parent (all under Japanese GAAP) of 4.0%, 38.5% and 500.0% compared to the forecasts announced on April 27, 2017. The revisions were announced in light of stronger-than-expected results for the first half of the fiscal year, plus due to revising the assumed Japanese yen to euro exchange ratio downwards, reflecting a weaker yen.

In mid-December 2017, based on such matters as the discussions described above as well as discussions about the business integration held with Alps Electric and Alpine’s customers and shareholders, Alps Electric proposed to Alpine the idea of conducting the business integration through reorganizing into a holding company without conducting the absorption-type company split. In such a structure, Alps Electric would serve as a holding company while also continuing to operate certain businesses itself; in other words, it would be an “operating holding company,” as opposed to a pure holding company that is solely engaged in administrative operations and not businesses.

On December 22, 2017, the board of directors of Alps Electric resolved to postpone the execution of an absorption-type company split agreement, in order to further continue to discuss the desirable company structure of Alps Electric and Alpine after the business integration.

From late December 2017 to mid-January 2018, Alps Electric and Alpine continued to discuss the structure and other aspects of the business integration and the process and timing for considering them. In mid-January 2018, Alpine agreed in principle to Alps Electric’s proposed plans concerning the post-business integration group structure to (1) reorganize into an operating holding company structure with an in-house company system, (2) adopt the position of corporate officers, who would be responsible for operating the group and its businesses and (3) change the company name after the reorganization.

From mid-January to late February 2018, Alps Electric and Alpine continued to discuss matters (1) through (3) in the paragraph above, together with the idea of establishing an integrated corporate officer committee. In the course of these discussions, Alpine stated to Alps Electric that it would request the Original Third-Party Committee to provide a written report in connection with the change to the reorganization structure, and separately took the steps necessary to obtain such a written report. For the details of the Original Third-Party Committee’s response, see “Committee Reports of the Third-Party Committees—The February 26, 2018 Committee Report Regarding the Amendment to the Share Exchange Agreement.” As a result of such discussions, meetings of the board of directors of Alps Electric and Alpine were separately held on February 27, 2018 to approve the execution of a memorandum of understanding. The memorandum of understanding, dated the same date, amended the share exchange agreement to reflect Alps Electric’s decision, separately resolved by the Alps Electric’s board of directors on the same date, to cancel the absorption-type company split and changing the transaction structure of the business structure to one where Alps Electric becomes an operating holding company that comprises two in-house companies. The Alps Electric board also approved plans to amend partially its articles of incorporation to reflect such changes as a change of the company name to “ALPS ALPINE CO., LTD.,” changes to have its business purposes become suitable for a holding company, and additions and amendments relating to the introduction of the corporate officer system. A table indicating the proposed amendments to the articles of incorporation of Alps Electric is attached as Appendix D to this prospectus.

On January 30, 2018, Alps Electric announced further revisions to its full-year earnings forecasts for the fiscal year ended March 31, 2018. These forecasts are referred to below as the January 2018 Revised Alps Electric Forecasts. These included an increase in expected net sales, operating profit and profit attributable to owners of parent (all under Japanese GAAP) of 4.2%, 5.5% and 3.1%, respectively, compared to the forecasts announced on October 30, 2017. The revisions were announced in light of solid performance of products for the automotive and smartphone markets in the electronic components segment, strong sales of products for European automakers, as well as improvement of product mix in the automotive infotainment segment, plus the weakening of the yen.

On January 30, 2018, Alpine announced further revisions to its full-year earnings forecasts for the fiscal year ended March 31, 2018. These forecasts are referred to below as the January 2018 Revised Alpine Forecasts. These included an increase in expected net sales, operating profit and profit attributable to owners of parent (all under Japanese GAAP) of 3.8%, 22.2% and 25.0%, respectively, compared to the forecasts announced on October 30, 2017. The revisions were announced in light of the results for the first nine months of the fiscal year and given Alpine’s expectations that net sales in the fourth quarter would be solid, resulting in higher than previously forecasted net sales and profits.

On February 27, 2018, Alpine announced that, in order to take a cautious approach in consummating the share exchange and to confirm that the share exchange is not disadvantageous to its minority shareholders, Alpine examined whether the impact of the January 2018 Revised Alpine Forecasts on the internal financial forecasts of Alpine and Alps Electric that SMBC Nikko used in its discounted cash flow, or DCF, analysis, as described in “—Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation—Financial Analyses of SMBC Nikko Underlying its Opinion—Discounted Cash Flow Analysis” were not so material as to make it necessary for Alpine to request Alps Electric to revise the share exchange ratio. Alpine’s examination consisted of the following:

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With respect to Alpine’s and Alps Electric’s internal financial forecasts for the three fiscal years ending March 31, 2018, 2019 and 2020, which SMBC Nikko used to conduct the DCF analysis described in “—Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation—Financial Analyses of SMBC Nikko Underlying its Opinion—Discounted Cash Flow Analysis,” Alpine analyzed the factors that led to the January 2018 Revised Alpine Forecasts discussed above and updated the three years’ worth of Alpine internal financial forecasts. Alpine also asked Alps Electric to update Alps Electric’s internal financial forecasts, and Alpine studied the forecasts once Alpine received them. In addition, Alpine examined the validity of Alps Electric’s updated internal financial forecasts through, for instance, conducting question-and-answer sessions relating to such internal financial forecasts with Alps Electric. See “—Internal Financial Forecasts.”

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Alpine requested SMBC Nikko to analyze the impact that the revised internal financial forecasts of each of Alps Electric and Alpine, described above, would have on SMBC Nikko’s DCF analysis described in “—Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation—Financial Analyses of SMBC Nikko Underlying its Opinion—Discounted Cash Flow Analysis.” See “—Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation—Supplementary Simulation (Sensitivity Analysis) Presentation by SMBC Nikko” for further details regarding the method and results of the simulations that SMBC Nikko conducted, or the Simulations, leading up to SMBC Nikko’s submission of supplementary simulation (sensitivity analysis) presentation materials to the Alpine board of directors on February 26, 2018, included in this prospectus as Appendix G.

•	Alpine obtained legal advice on such matters as the methods and process of the Analysis from TMI Associates, which is independent from both Alpine and Alps Electric.

•

The Alpine board of directors re-established the Original Third-Party Committee, and asked it to consider whether there is any change to the content of its opinion expressed in the July 26, 2017 Committee Report as a result of the January 2018 Revised Alpine Forecasts described above. See “Committee Reports of the Third-Party Committees—The February 26, 2018 Committee Report Regarding the Impact of the January 2018 Revised Alpine Forecasts on the Share Exchange Ratio” for a discussion of the activities of the Original Third-Party Committee in this respect, leading up to its submission of a written report to the Alpine board of directors on February 26, 2018. Such report is referred to elsewhere in this prospectus as the “February 26, 2018 Committee Report Regarding the Impact of the January 2018 Revised Alpine Forecasts.”

Alpine analyzed the contents, and examined the appropriateness of, all of the above. As a result of such endeavors, Alpine concluded that, with respect to the business environment surrounding Alpine, they expect no major changes to short-term automobile sales forecasts and accordingly there will be favorable results for the time being, but the medium- to long-term outlook for automobile sales remains uncertain based on analyses and other materials concerning automobile sales forecasts that were provided by a research company. In addition, based on the results of the simulations by SMBC Nikko using a DCF analysis, and employing Alpine’s and Alps Electric’s most recent internal financial forecasts reflecting such business environment and Alps Electric’s most recent internal financial forecasts reflecting such business environment, which Alpine also reviewed, as assumed conditions, Alpine determined that, even in light of the January 2018 Revised Alpine Forecasts, the results of the simulations sufficiently support the results of the DCF analysis underlying the fairness opinion submitted by SMBC Nikko on July 26, 2017, and that the January 2018 Revised Alpine Forecasts would not cause a significant change to the share exchange ratio, which is a measure of relative value compared to the share price of Alps Electric common stock.

Based on the above, the Alpine board of directors resolved on February 27, 2018 that, having concluded that the impact of the January 2018 Revised Alpine Forecasts are not so material as to make it necessary for Alpine to request Alps Electric to revise the share exchange ratio, Alpine will not request a revision of the share exchange ratio.

On the same date, Alps Electric and Alpine entered into a memorandum of understanding amending the Share Exchange Agreement, providing to the effect that Alps Electric and Alpine would adopt an operating holding company structure with an in-house company system. Under the operating holding company structure and in-house company system, ALPS ALPINE would establish “Alps Company,” which will mainly be engaged in the electronic components business, and “Alpine Company,” which will mainly be engaged in the automotive infotainment business.

On April 26, 2018, Alps Electric’s board of directors resolved to submit a proposal for the election, at the next ordinary general meeting of shareholders of Alps Electric scheduled to be held in June 2018, of twelve individuals to become directors of ALPS ALPINE (consisting of six directors who will not be members of the Audit and Supervisory Committee, as well as six directors who will also become members of the Audit and Supervisory Committee) on the condition that the share exchange will have taken effect.

On June 22, 2018, shareholders at Alps Electric’s ordinary general meeting of shareholders elected the twelve individuals mentioned above as directors, subject to the effectiveness of the share exchange and subject to the resignation as director by each individual who is a director of Alps Electric immediately before the effectiveness of the share exchange. The proposed amendments to the articles of incorporation of Alps Electric set forth in Appendix D of this prospectus were also approved by shareholders. As a result, those amendments will become effective on January 1, 2019, subject to the share exchange becoming effective.

On July 27, 2018, Alps Electric and Alpine separately held meetings of the board of directors to execute a memorandum of understanding to amend the share exchange agreement, which, in essence, expanded the existing provision of the share exchange agreement concerning the stock acquisition rights of Alpine to cover the fifth series of stock acquisition rights of Alpine, the grant date of which was July 23, 2018.

Separately, having received clearance from the relevant competition authorities, Alps Electric and Alpine agreed on July 27, 2018 to commence business collaboration, excluding in product areas in which Alps Electric and Alpine complete, aiming to increase their corporate value and realize steadily the synergy effects of the business integration. For details of the intended synergy effects, see “—Reasons for the Share Exchange.”

On September 27, 2018, Alpine announced that, in light of the fact that approximately one year had passed since the execution of the Share Exchange Agreement and taking the opinions of shareholders of Alpine and other factors into account, it had conducted a further examination of whether the share exchange is not disadvantageous to the minority shareholders of Alpine, as the means of taking a cautious approach to protect the interests of its minority shareholders before submitting a proposal for the approval of the Share Exchange Agreement to the extraordinary general meeting of shareholders. Alpine’s examination consisted of the following:

•

Alpine requested SMBC Nikko to conduct a further analysis of the share exchange ratio. In connection with this analysis, which is referred to in this prospectus as the September 2018 financial analysis, Alpine updated the period covered by its internal financial forecasts to the period from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021. Alpine also asked Alps Electric to provide updated internal financial forecasts of Alps Electric for such periods, and Alpine studied the forecasts once Alpine received them. In addition, Alpine examined the validity of Alps Electric’s updated internal financial forecasts through, for instance, conducting question-and-answer sessions relating to the internal financial forecasts with Alps Electric. See “—Internal Financial Forecasts—Third Internal Financial Forecasts” for a discussion of the updated internal financial forecasts. See “—September 2018 Financial Analysis Report of Alpine’s Financial Advisor” for further details regarding the September 2018 financial analysis, leading up to SMBC Nikko’s submission of the September 2018 financial analysis report to the Alpine board of directors on September 26, 2018, included in this prospectus as Appendix J.

•	Alpine obtained legal advice on such matters as the methods and process of the further examination from TMI Associates, which is independent from both Alpine and Alps Electric.

•

The Alpine board of directors established, on July 27, 2018, a third-party committee, or the Third-Party Committee, consisting of the three members of the Original Third-Party Committee plus two new members, and asked whether or not the share exchange is disadvantageous to the minority shareholders of Alpine. See “Committee Reports of the Third-Party Committees—The September 26, 2018 Committee Report” for a discussion of the activities of the Third-Party Committee in this respect, leading up to its submission of a written report to the Alpine board of directors on September 26, 2018, or the September 26, 2018 Committee Report.

•

From early September 2018, Alps Electric and Alpine discussed the terms and conditions of the share exchange based on the purpose of the Share Exchange Agreement, taking the latest business conditions and market trends into consideration.

○

Specifically, although no particular circumstances that give rise to doubt about fairness of the share exchange ratio were initially identified in the course of examinations described above, which were conducted without taking the impact of the special dividend into consideration, in light of various factors such as opinions expressed by certain minority shareholders of Alpine, including the voting outcome at the ordinary general meeting of shareholders of Alpine held on June 21, 2018, and the latest share price trends of Alps Electric and Alpine, in order to pursue the possibility of the share exchange being conducted on terms and conditions even more favorable to its minority shareholders, on September 4, 2018, Alpine officially requested that Alps Electric discuss the terms and conditions of the share exchange with it.

○

After that, while engaging in such discussions with Alps Electric, Alpine also continued careful consideration at its board of directors meetings. As a result, on September 14, 2018, Alpine informed Alps Electric that it would like to pay a special dividend to its shareholders, and from that day started discussions with Alps Electric on the payment of a special dividend. The amount of special dividend proposed was 100 yen per share, in light of such factors as the amount of operating cash necessary for Alpine’s business operations, the recent business conditions of each of Alps Electric and Alpine, the difference between the financial forecasts of Alps Electric and Alpine that were used as a basis for SMBC Nikko’s DCF analysis conducted on July 26, 2017, and to which Alps Electric and Alpine referred in executing the Original Share Exchange Agreement on July 27, 2017, and the actual operating results of Alps Electric and Alpine for the fiscal year ended March 31, 2018, and the impact of the special dividend on the share exchange ratio.

•

As the result of the discussions described above, Alps Electric agreed, subject to approval by its board of directors, to the payment of the special dividend by Alpine, and to the fact that there would be no revision to the share exchange ratio despite the payment of the special dividend.

Alpine confirmed the details, including the updated factors, concerning the revised internal financial forecasts of each of Alps Electric and Alpine and examined their appropriateness, as well as carefully discussed and considered the details of the September 2018 financial analysis, the legal advice referenced above, and the September 26, 2018 Committee Report. As a result, and based on the discussions with Alps Electric above, Alpine concluded that the share exchange ratio is fair on the grounds that:

•

the share exchange ratio is within the range obtained by the DCF analysis and exceeds the median value of the range obtained by the comparable company analysis conducted by SMBC Nikko as part of the September 2018 financial analysis;

•	the share exchange ratio exceeds the upper limit of the range obtained by the DCF analysis conducted by Yamada; and

•	the conclusion of the September 26, 2018 Committee Report is that the share exchange is not disadvantageous to Alpine’s minority shareholders.

Furthermore, even assuming that the share exchange ratio is fair without taking into account the special dividend, in light of various factors such as opinions expressed by certain minority shareholders of Alpine, including the voting outcome at Alpine’s ordinary general meeting of shareholders held on June 21, 2018, and the latest trends of share prices of Alps Electric and Alpine, Alpine concluded that it is appropriate to conduct the share exchange on terms and conditions even more favorable to its minority shareholders, by way of the special dividend.

On September 27, 2018, Alpine also announced that its board of directors had resolved to submit to the extraordinary general meeting of shareholders a proposal for the approval of a special dividend in the amount of

100 yen per share of Alpine common stock, subject to any withholding of taxes required by law. The special dividends, which are to be paid from retained earnings, are to be payable to holders of Alpine common stock as of October 15, 2018, on the condition that the Share Exchange Agreement is also approved by Alpine shareholders at the extraordinary general meeting of shareholders. Alpine further announced that its board had resolved that day to set October 15, 2018 as the record date for the extraordinary general meeting of shareholders at which the Share Exchange Agreement and the special dividend would be voted on by shareholders, and that such proposals are to be submitted to the extraordinary general meeting of shareholders without revising the share exchange ratio.

On the same date, Alps Electric announced that Alps Electric had conducted an examination as to whether it is necessary to revise the share exchange ratio agreed by Alps Electric and Alpine in the Share Exchange Agreement in light of the fact that the financial forecasts of Alpine would change due to the payment of the special dividend, and that, based on such examination, Alps Electric resolved at its board of directors meeting held on the same date to agree to the payment of the special dividend by Alpine and not to revise the share exchange ratio. Alps Electric thus consented to the payment of the special dividend by Alpine.

On the same date, Alps Electric announced that its board of directors resolved on that date to adopt a basic policy on shareholder returns under the post-share exchange holding company structure based on the judgment that, in light of the impact and effect of the share exchange, it is important to more proactively return profits to shareholders after the reorganization into a holding company structure. For a discussion of the post-share exchange basic policy on shareholder returns, see “Alps Electric Management’s Discussion and Analysis of Financial Condition And Results of Operations—Liquidity and Capital Resources—Dividends and Shareholder Return.”

Reasons for the Share Exchange

In order to address the business challenges that the companies are facing, Alps Electric and Alpine are conducting the share exchange in order to exercise more efficient and agile management of the Alps group as a whole, by Alps Electric and Alpine each growing their respective businesses through prompt and agile decision-making, as well as by sharing management resources such as the companies’ human resources and technologies. Through consummating this business integration, Alps Electric and Alpine aim to distribute management resources efficiently, create new business domains, develop new technologies and implement other initiatives at an accelerated pace, in order to provide their customers with solutions centered on system integration products that leverage the companies’ core device technologies, system design capabilities and software development capabilities.

Special Dividend

Alpine has announced its intention to pay on                 , 201    , a special dividend of 100 yen per share of Alpine common stock, subject to any withholding of taxes required by law, on the condition that the Share Exchange Agreement is approved by Alpine’s shareholders at the extraordinary general meeting of shareholders. The dividend will be payable to holders of Alpine common stock as of October 15, 2018, the record date for the special dividend, and is itself subject to the approval of Alpine shareholders at the extraordinary general meeting of shareholders. The aggregate amount of such dividends is expected to be 6,895 million yen, including those paid to Alps Electric Co., Ltd. and certain of its subsidiaries.

Strategies of ALPS ALPINE

ALPS ALPINE intends to pursue the following strategies after the business integration.

ALPS ALPINE will work on full-scale cooperation between the Alps Electric and Alpine businesses, such as strengthening their ability as a group to propose solutions to and conduct sales vis-a-vis their customers, developing human resources through exchanges of personnel, such as engineers and sales personnel, across businesses, and use of Alps Electric’s fund-raising capability, network and monozukuri capability, where monozukuri is loosely translated as “manufacturing” but encompasses all aspects of product creation. In addition, under the in-house company system, ALPS ALPINE will endeavor to promote mutual use of production bases, streamline back-office departments through infrastructure sharing, cooperate with suppliers through joint procurement of parts, strengthen its procurement capacity and reinforce global operations.

With respect to electronic components for the automotive business, which faces new trends, such as CASE and market changes, ALPS ALPINE will push forward with (i) the advancement and fusion of input device, sensing device and communication device technology, which are Alps Electric’s core technologies and products, and (ii) enhancement of the electronic device business by using Alpine’s development and system design capabilities. With respect to electronic components for the EHII business, ALPS ALPINE will pursue providing high added value through development of functional module products integrated with software, besides Alps Electric’s existing core technologies, to strengthen product capabilities.

With respect to automotive infotainment, while maintaining and strengthening its strengths in its brand business and audio business that it has long developed, ALPS ALPINE will also accelerate its business expansion by finding new customers through capitalizing on Alps Electric’s extensive customer channel. Similarly, with regards to the automotive HMI business area, ALPS ALPINE hopes to be able to develop various products, such as integrated HMI cockpit systems that seamlessly integrate electronic devices, software and packaging, through combining Alps Electric’s input device, sensing device and communication device technologies, which have developed a track record in the fields of consumer and automotive electronic components, with Alpine’s output equipment development technology (with navigation at its core), software development capability and production planning capability. Through this, ALPS ALPINE will aim to create, propose and expand highly functional system products unique to the ALPS ALPINE group as an automotive HMI system integrator and realize increased corporate value by expanding in new business areas.

In executing these strategies, ALPS ALPINE aims to be an “Innovative T-Shaped Company” that combines the characteristics of both a “vertical I-Shaped Company” and a “horizontal I-Shaped Company,” in terms of technologies and products. As an electronic components company, Alps Electric has three technology and product areas—HMI, Sensors and Connectivity—as its core business. Alps Electric can be viewed as a “vertical I-Shaped Company”—it is a company specializing in components, which develops these core device technologies, seeks to continuously improve the desirability of its products and advances the depth of its elemental technologies and functional devices. In turn, Alpine is a system integrator that develops automotive infotainment products. It is a purchaser of various types of electronic components, such as semiconductors and displays, and has matching to system products and software development as its core business domains. In addition to its automobile manufacturer OEM business, Alpine also has its own aftermarket business and service business. Accordingly, Alpine can be regarded as a “horizontal I-Shaped Company,” that is, a generalist that combines technologies and products gathered from a wide range of device manufacturers, and develops them into systems. The “Innovative T-Shaped Company” that ALPS ALPINE will strive to become through combining the “vertical I-Shaped Company” aspects of Alps Electric and the “horizontal I-Shaped Company” characteristics of Alpine differs from an integration of two horizontal or vertical I-Shaped companies. In a vertically integrated company, the products sold are “system products” rather than core devices. In the “Innovative T-Shaped Company” that ALPS ALPINE will aspire to, ALPS ALPINE will sell both system products and core devices to meet the needs to a wide variety of customers. For example:

•

In the automobile industry, which is facing a period of significant transformation, automobile manufacturers and other companies in the industry have begun to focus their development resources on CASE fields. Automobile manufacturers also are moving forward with a differentiation strategy—particularly for mid-range models and luxury models—utilizing cockpit and interior designs, as well as driving systems, that give a sense of value and luxury, as well as pride of ownership. Alps Electric and Alpine refer to the product group in this area as “Premium HMI.” While the commoditization of traditional products in the automotive domain and products in the internal combustion and engine domain will continue, and market growth cannot be expected, ALPS ALPINE believes that the CASE and Premium HMI domains will become future growth areas. In this kind of environment, ALPS ALPINE will strive to create new, competitive products in these domains, by using the technologies, customer channels and resources of both companies in an integrated manner, while strengthening the businesses of both companies with respect to existing products. However, particularly with respect to the technical innovation in the CASE field, system manufacturers that are direct suppliers to automobile manufacturers but that do not possess core component and elemental technologies in-house are finding it difficult to maintain competitiveness. Alps Electric and Alpine believe that what automobile manufacturers expect from ALPS ALPINE after the business integration is for it to become a distinctive supplier that fully integrates a device manufacturer and a system manufacturer, and is able to propose integrated products that meet the expectation of automobile manufacturers, rather than a company that proposes individual products, with Alps Electric providing devices and Alpine providing systems. ALPS ALPINE after the business integration will also seek to not only develop its system products business for automobile manufacturers, but also extend its component and functional device businesses, which were formerly carried out by Alps Electric, to a wide range of customers that are direct, or “tier 1,” suppliers to automobile manufacturers or, direct sub-suppliers thereto, or “tier 2” suppliers, with ALPS ALPINE itself acting as a tier 2 and tier 3 supplier.

•

In the EHII market, there is potential for a wide range of customers and a variety of business models. For example, five business layers can be identified in the IoT market: sensors gather data from a wide range of items, such data is sent (transmitted) to the “cloud,” where cloud services are provided, “big data” in the cloud is further analyzed and processed, and various types of services are provided to the end user. In Alps Electric’s electronic components business, various types of “sensor and connectivity” devices and IoT gateway business play a core role, but it also expects that some customers will require ALPS ALPINE to provide cloud services, analysis and processing, and various services for end users. These services are more of a systems or service business domain than the component business domain, but it will become possible to provide these services by leveraging Alpine’s system software and service business. Because of the foregoing, in terms of developing business in the EHII markets, where the requirements of customers are many and varied, ALPS ALPINE expects to be able to leverage the superiority of an “Innovative T-Shaped Company” that is able to develop a wide range of businesses to satisfy the needs of customers, from devices through to system services.

Through becoming an “Innovative T-shaped Company,” ALPS ALPINE will aim to achieve sales of 1 trillion yen and a Japanese GAAP-based operating profit margin of 10% by the end of the period covered by the second medium-term business plan that ALPS ALPINE adopts post-integration, as well as seek to become a company capable of sustainable growth. It will endeavor to do so through both continuing to pursue the existing business strategies of Alps Electric and Alpine and to create new businesses, particularly in the “CASE + Premium HMI” domains of the automobile market, as well as the “EHII” domains, that can generate in aggregate an additional 150 billion yen in Japanese GAAP-based sales.

Finally, ALPS ALPINE will promote alliances with other companies proactively and aggressively based on open innovation and will establish new business models, taking advantage of Alps Electric’s extensive market and customer channels and Alpine’s service business for general consumers.

Determinations of Alpine’s Board of Directors

July 27, 2017 Board Meeting

On July 27, 2017, the board of directors of Alpine (thirteen directors, including four directors who are the members of the Audit & Supervisory Committee, but excluding Mr. Masataka Kataoka and Mr. Shinji Inoue for reasons described below) unanimously resolved to approve the share exchange agreement as the share exchange is advisable and in the best interests of Alpine and its shareholders. Mr. Kataoka, a director but not a member of the Audit & Supervisory Committee of Alpine, was then a director of Alps Electric. Mr. Inoue, a director but not a member of the Audit & Supervisory Committee of Alpine, was a director of Alps Electric during the business year before the consideration of the Share Exchange began. Since they had conflicts of interest or potential conflicts of interest concerning the share exchange, Mr. Kataoka and Mr. Inoue did not participate in the deliberation or resolution concerning the share exchange at the board of directors meeting of Alpine or in the discussion or negotiation with Alps Electric concerning the share exchange as persons of their respective positions at Alpine.

In making its determination to approve the share exchange agreement with advice from Alpine’s financial and legal advisors, the board of directors of Alpine considered a number of factors, including the following:

•	the board’s knowledge of the businesses, operations, financial condition, earnings and future prospects of both Alpine and Alps Electric;

•	the board’s knowledge of the current and prospective economic, market and industry environment in which Alpine and Alps Electric operate;

•	the results of the due diligence concerning Alps Electric conducted by Alpine;

•	the fairness opinion of SMBC Nikko dated July 26, 2017, which was delivered to the board of directors of Alpine;

•	the July 26, 2017 Committee Report of the Original Third-Party Committee, which was delivered to the board of directors of Alpine; and

•

the terms of the share exchange agreement and its effects, including, without limitation, the fact that Alps Electric would become the sole shareholder of Alpine upon consummation of the Share Exchange.

The foregoing discussion of the information considered by the board of directors of Alpine is not exhaustive, but includes the material factors that the board of directors of Alpine considered in approving the Share Exchange. In view of the wide variety of factors considered in connection with its evaluation of the Share Exchange and the complexity of these matters, the board of directors of Alpine did not find it practicable to, and did not, quantify or otherwise assign relative weights to these factors. Individual directors of Alpine may have given different weight to different factors. The board of directors of Alpine conducted an overall analysis of the factors described above, including discussions with Alpine’s financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

February 27, 2018 Board Meeting Regarding Amendment to Share Exchange Agreement

In the course of considering the business plans of the holding company after the business integration, Alpine discussed with Alps Electric what might be the desirable group structure, the timing when business integration synergies are to be realized and the methods for such realization, and other strategies for the sustainable growth of the companies.

On February 27, 2018, the board of directors of Alpine (twelve directors, including three directors who are the members of the Audit and Supervisory Committee, but excluding Mr. Masataka Kataoka and Mr. Shinji Inoue in order to avoid conflicts of interest, as described above, as well as Mr. Hideo Kojima, for reasons described below) unanimously approved the execution of a memorandum of understanding concerning the amendments to the Original Share Exchange Agreement. This approval was based on Alpine’s conclusion that it agrees with Alps Electric in that, as part of the means to achieve the synergy effects of the business integration, it is essential to ensure a system that allows flexible and timely personnel transfers and clear reporting lines between the departments in charge of common functions of the companies and the departments in charge of the companies’ joint businesses, while maintaining autonomy of each of the companies’ businesses. The board of directors of Alpine also considered the February 26, 2018 committee reports of the Original Third-Party

Committee regarding the amendment to the transaction structure of the business integration in this respect, referred to elsewhere in this prospectus as the “February 26, 2018 Committee Report Regarding the Amendment to the Share Exchange Agreement.” Accordingly, Alpine concluded, as did Alps Electric, that it would be desirable to adopt an operating holding company structure embracing two in-house companies, which enables the personnel involved in those departments to belong to a single entity and each of Alps Electric and Alpine’s businesses to be primarily managed and operated separately by the in-house companies.

February 27, 2018 Board Meeting Regarding Share Exchange Ratio

On February 27, 2018, the board of directors of Alpine (twelve directors, including three directors who are the members of the Audit and Supervisory Committee, but excluding Mr. Masataka Kataoka and Mr. Shinji Inoue in order to avoid conflicts of interest as described above as well as Mr. Hideo Kojima, for reasons described below) unanimously resolved that it is not necessary for Alpine to propose to Alps Electric a revision of the share exchange ratio even after taking into account the January 2018 Revised Alpine Forecasts.

Since they had conflicts of interest or potential conflicts of interest concerning the share exchange as described above, Mr. Kataoka and Mr. Inoue did not participate in the examinations, deliberation or resolution at the board of directors meeting of Alpine concerning the matter described above. Mr. Hideo Kojima, who serves as both a director and a member of the Audit and Supervisory Committee of Alpine, was absent from the board of directors meeting of Alpine held on February 27, 2018 for business reasons. However, the board of directors of Alpine confirmed separately in advance of its board meeting that Mr. Kojima approved of the position that Alpine would not propose to Alps Electric a revision of the share exchange ratio.

In making its determination to approve the conclusion that Alpine would not propose to Alps Electric a revision of the share exchange ratio with advice from Alpine’s financial and legal advisor, the board of directors of Alpine considered a number of factors, including the following:

•	the board’s knowledge of the businesses, operations, financial condition, earnings and future prospects of both Alpine and Alps Electric;

•	the board’s knowledge of the current and prospective economic, market and industry environment in which Alpine and Alps Electric operate;

•	the upward revisions to each of Alps Electric and Alpine’s full-year consolidated earnings forecasts for the fiscal year ending March 31, 2018;

•	the result of SMBC Nikko’s Simulations;

•	the February 26, 2018 Committee Report Regarding the Impact of the January 2018 Revised Alpine Forecasts; and

•	advice from its legal advisor concerning the method and process of decision-making of the board of directors of Alpine and other related matters.

The foregoing discussion of the information considered by the board of directors of Alpine is not exhaustive, but includes the material factors that the board of directors of Alpine considered in approving not to propose to Alps Electric to revise the share exchange ratio. In view of the complexity of these matters, the board of directors of Alpine did not find it practicable to, and did not, quantify or otherwise assign relative weights to these factors. Individual directors of Alpine may have given different weight to different factors. The board of directors of Alpine conducted an overall analysis of the factors described above, including discussions with Alpine’s financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

September 27, 2018 Board Meeting

On September 27, 2018, the board of directors of Alpine (eight directors, including two directors who are members of the Audit and Supervisory Committee but excluding Mr. Nobuhiko Komeya, Mr. Koichi Endo,

Mr. Shinji Inoue, Mr. Masataka Kataoka, Ms. Satoko Hasegawa, Mr. Shinji Maeda and Mr. Satoshi Kinoshita, for reasons described below) unanimously approved the setting of the record date for the extraordinary general meeting of shareholders as October 15, 2018 and submitting a proposal for the approval of the special dividend to the extraordinary general meeting of shareholders, subject to the condition that the Share Exchange Agreement is approved at the extraordinary general meeting of shareholders. The proposals concerning the Share Exchange Agreement and the special dividend are to be submitted to the extraordinary general meeting of shareholders without revising the share exchange ratio set forth in the Share Exchange Agreement.

Since Mr. Komeya and Mr. Endo, directors but not members of the Audit and Supervisory Committee, and Ms. Hasegawa, Mr. Maeda and Mr. Kinoshita, directors who are members of the Audit and Supervisory Committee, are expected to become directors but not members of the Audit and Supervisory Committee or directors who are members of the Audit and Supervisory Committee of Alps Electric after the business integration on the effective date of the share exchange, subject to the share exchange taking effect, from the perspective of conflicts of interest or potential conflicts of interest concerning the share exchange, they did not participate in the examinations, deliberation or resolution at the board of directors meeting of Alpine concerning the matter described above.

In addition, Mr. Kataoka, a director but not a member of the Audit and Supervisory Committee, concurrently serves as a director of Alps Electric. Further, Mr. Inoue, a director but not a member of the Audit and Supervisory Committee, was a director at Alps Electric during the fiscal year before the consideration of the share exchange began. Since they have conflicts of interest or potential conflicts of interest concerning the share Exchange, neither Mr. Kataoka nor Mr. Inoue participated in the discussion or the resolution at the board of directors meeting described above.

In making its determination to approve the matter described above, the board of directors of Alpine considered a number of factors, including the following:

•	the board’s knowledge of the businesses, operations, financial condition, earnings and future prospects of both Alpine and Alps Electric;

•	the board’s knowledge of the current and prospective economic, market and industry environment in which Alpine and Alps Electric operate;

•	the updated internal financial forecasts for Alps Electric and Alpine for the periods from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021;

•	the result of SMBC Nikko’s September 2018 financial analysis;

•	the September 26, 2018 Committee Report; and

•	advice from its legal advisor concerning the method and process of decision-making of the board of directors of Alpine and other related matters.

The foregoing discussion of the information considered by the board of directors of Alpine is not exhaustive, but includes the material factors that the board of directors of Alpine considered in setting the record date for the extraordinary general meeting of shareholders, submitting a proposal for the approval of the special dividends to the extraordinary general meeting of shareholders, and having the proposals concerning the Share Exchange Agreement and the special dividend be submitted to the extraordinary general meeting of shareholders without revising the share exchange ratio. In view of the complexity of these matters, the board of directors of Alpine did not find it practicable to, and did not, quantify or otherwise assign relative weights to these factors. Individual directors of Alpine may have given different weight to different factors. The board of directors of Alpine conducted an overall analysis of the factors described above, including discussions with Alpine’s financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

The above descriptions contain forward-looking statements and, therefore, should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements.”

Internal Financial Forecasts

Alps Electric and Alpine do not as a matter of course publicly disclose long-range prospective, projected or forecast financial information due to, among other reasons, the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. The internal financial forecasts set forth below are included in this prospectus solely to give Alpine shareholders access to certain information that was made available to Alpine’s financial advisor, SMBC Nikko, for the purposes described below, and are not intended to influence Alpine shareholders’ decision whether to vote for the share exchange or any other proposal at the extraordinary general meeting of Alpine shareholders. The inclusion of these forecasts does not constitute an admission or representation by Alps Electric or Alpine that the forecasts are material.

First Internal Financial Forecasts

Internal financial forecasts for Alps Electric and Alpine were made available by Alpine management to SMBC Nikko for its use and reliance in connection with its fairness opinion provided to the Alpine board of directors on July 26, 2017 as described under “—Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation—Opinion of SMBC Nikko.” The Alpine internal financial forecasts were prepared by Alpine management, and were also provided to the Alps Electric board of directors in connection with its evaluation of the transactions contemplated by the Original Share Exchange Agreement. As Alpine is a consolidated subsidiary of Alps Electric, Alps Electric’s management also used such forecasts to prepare internal financial forecasts for Alps Electric, which it then provided to Alpine so that it may evaluate the transactions contemplated by the Original Share Exchange Agreement.

The internal financial forecasts for Alps Electric and Alpine referenced above included the following forecast figures.

Internal financial forecasts for Alps Electric *1

	As of and for the fiscal year ending March 31,
	2018	2019	2020
	(Billions of yen)
Net sales	802.0	847.5	879.2
Operating income	61.0	67.9	72.6
Depreciation expenses	39.4	43.5	43.3
Capital expenditures	60.5	49.4	44.2

Internal financial forecasts for Alpine *1

	As of and for the fiscal year ending March 31,
	2018	2019	2020
	(Billions of yen)
Net sales	250.0	275.0	300.0
Operating income	6.5	9.0	12.0
Depreciation expenses	7.2	7.5	8.0
Capital expenditures	8.4	8.9	10.5

*1

Alps Electric and Alpine develop financial forecasts based on Japanese GAAP line items. Thus, for example, “operating income” under Japanese GAAP differs from “operating profit” under IFRS as disclosed in Note 37 “First-time adoption of IFRS” to Alps Electric’s consolidated financial statements and Note 35 “First-time adoption of IFRS” to Alpine’s consolidated financial statements.

The internal financial forecasts for Alps Electric and Alpine referenced above are referred to in this prospectus as the Alps Electric First Internal Financial Forecasts and the Alpine First Internal Financial Forecasts; they are referred to collectively as the First Internal Financial Forecasts.

Second Internal Financial Forecasts

Internal financial forecasts for Alps Electric and Alpine were made available by Alpine management to SMBC Nikko for its use and reliance in connection with its supplementary simulation (sensitivity analysis) presentation, which was provided to the Alpine board of directors on February 26, 2018 as described under “—Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation—Supplementary Simulation (Sensitivity Analysis) Presentation by SMBC Nikko.” The Alpine internal financial forecasts were prepared by Alpine management, and were also provided to Alps Electric management. Alps Electric management in turn used such forecasts to prepare internal financial forecasts for Alps Electric, which it then provided to Alpine’s board of directors.

The internal financial forecasts for Alps Electric and Alpine referenced above included the following forecast figures.

Internal financial forecasts for Alps Electric *1

	As of and for the fiscal year ending March 31,
	2018	2019	2020
	(Billions of yen)
Net sales	855.0	909.2	969.4
Operating income	71.0	79.4	90.0
Depreciation expenses	37.2	49.1	49.8
Capital expenditures	77.9	54.5	45.7

Internal financial forecasts for Alpine *1

	As of and for the fiscal year ending March 31,
	2018	2019	2020
	(Billions of yen)
Net sales	270.0	300.0	320.0
Operating income	11.0	14.0	15.0
Depreciation expenses	6.6	7.3	8.0
Capital expenditures	8.4	11.0	12.0

*1

Alps Electric and Alpine develop financial forecasts based on Japanese GAAP line items. Thus, for example, “operating income” under Japanese GAAP differs from “operating profit” under IFRS as disclosed in Note 37 “First-time adoption of IFRS” to Alps Electric’s consolidated financial statements and Note 35 “First-time adoption of IFRS” to Alpine’s consolidated financial statements.

The internal financial forecasts for Alps Electric and Alpine referenced above are referred to in this prospectus as the Alps Electric Second Internal Financial Forecasts and the Alpine Second Internal Financial Forecasts; they are referred to collectively as the Second Internal Financial Forecasts.

As described in further detail under “—Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation—Supplementary Simulation (Sensitivity Analysis) Presentation by SMBC Nikko,” SMBC Nikko also used the Second Internal Financial Forecasts to conduct certain DCF simulations based on hypothetical operating income of Alpine and Alps Electric for the fiscal year ending March 31, 2019 of 23.7 billion yen and 89.1 billion yen, respectively. The hypothetical upward adjustments of Alpine’s and Alps Electric’s operating income were not expected as of the simulation reference date, but were used with Alpine’s consent in the interest of conducting conservative simulations. The hypothetical Alpine operating income was equal to the base forecast Alpine operating income for the fiscal year ending March 31, 2019 included in the Alpine Second Internal Financial Forecasts of 14.0 billion yen, increased by the same percentage as the percentage increase between the Alpine operating income forecast for the fiscal year ending March 31, 2018 included in the Alpine First Internal Financial Forecasts and the corresponding forecast included in the Alpine Second Internal Financial Forecasts. The hypothetical Alps Electric operating income was equal to the base forecast Alps Electric operating income for the fiscal year ending March 31, 2019 included in the Alps Electric Second Internal Financial Forecasts of 79.4 billion yen, increased by the same amount by which Alpine’s operating income forecast for that fiscal year included in the Alpine Second Internal Financial Forecasts was increased as described in the previous sentence.

Third Internal Financial Forecasts

Internal financial forecasts for Alps Electric and Alpine were made available by Alpine management to SMBC Nikko for its use and reliance in connection with its September 2018 financial analysis report, which was provided to the Alpine board of directors on September 26, 2018 as described under “—September 2018 Financial Analysis Report of Alpine’s Financial Advisor.” Such internal financial forecasts for Alps Electric and Alpine were also made available by Alpine management to Yamada through the Third-Party Committee for Yamada’s use and reliance in connection with its fairness opinion provided to the Third-Party Committee on September 26, 2018 as described under “—Opinion of the Third-Party Committee’s Financial Advisor—Opinion of YAMADA Consulting Group Co., Ltd.” The Alpine internal financial forecasts were prepared by Alpine management, and were also provided to Alps Electric management. Alps Electric management in turn used such forecasts to prepare internal financial forecasts for Alps Electric, which it then provided to Alpine’s board of directors.

The internal financial forecasts for Alps Electric and Alpine referenced above included the following forecast figures.

Internal financial forecasts for Alps Electric *1

	As of and for the fiscal year ending March 31,
	2019	2020	2021
	(Billions of yen)
Net sales	879.0	933.2	942.4
Operating income	66.0	81.0	92.4
Depreciation expenses	47.5	47.3	45.8
Capital expenditures	57.7	50.7	50.7

Internal financial forecasts for Alpine *1

	As of and for the fiscal year ending March 31,
	2019	2020	2021
	(Billions of yen)
Net sales	295.0	320.0	310.0
Operating income	13.0	14.5	15.0
Depreciation expenses	7.6	8.2	8.8
Capital expenditures	12.9	12.0	12.0

*1

Alps Electric and Alpine develop internal financial forecasts based on Japanese GAAP line items. Thus, for example, “operating income” under Japanese GAAP differs from “operating profit” under IFRS as disclosed in Note 37 “First-time adoption of IFRS” to Alps Electric’s consolidated financial statements and Note 35 “First-time adoption of IFRS” to Alpine’s consolidated financial statements.

The internal financial forecasts for Alps Electric and Alpine referenced above are referred to in this prospectus as the Alps Electric Third Internal Financial Forecasts and the Alpine Third Internal Financial Forecasts; they are referred to collectively as the Third Internal Financial Forecasts.

Cautionary Statements Concerning the Internal Financial Forecasts

None of Alps Electric, Alpine or any other person guarantees that the First Internal Financial Forecasts, the Second Internal Financial Forecasts or the Third Internal Financial Forecasts, or collectively the Internal Financial Forecasts, set forth above will be realized. Therefore, when determining whether to vote for the share exchange or making investment decisions in relation to Alps Electric or Alpine shares, Alpine shareholders and any other readers of this prospectus are cautioned not to assume that the Internal Financial Forecasts will be realized.

The First Internal Financial Forecasts were prepared prior to the date that the fairness opinion was delivered to the Alpine board of directors, the Second Internal Financial Forecasts were prepared prior to the date that the supplementary simulation (sensitivity analysis) presentation was delivered to the Alpine board of directors, and the Third Internal Financial Forecasts were prepared prior to the date that the September 2018 financial analysis report by SMBC Nikko and the fairness opinion by Yamada were delivered to the Alpine board of directors and the Third-Party Committee, respectively. The Internal Financial Forecasts were based on assumptions and estimates concerning such matters as competition, general business, economic, market and financial conditions, industry performance, market share (competition), sales volumes and pricing, the amount of selling, general and administrative costs, and the strategic direction of Alps Electric and Alpine. Such assumptions and estimates, while considered reasonable by Alpine management as of the date the Internal Financial Forecasts were presented to the Alpine board of directors, are subject to significant business, economic and competitive risks and uncertainties beyond the control of Alps Electric or Alpine. These include risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in Alps Electric’s or Alpine’s respective business strategies, businesses, financial condition or results of operations. The Internal Financial Forecasts do not reflect assumptions or estimates based on, or otherwise take account of, any circumstances or events that have occurred or that may occur after the date they were prepared. No assurances can be given that the assumptions and estimates underlying the Internal Financial Forecasts for Alps Electric or Alpine will be realized.

The Internal Financial Forecasts do not give effect to, and were prepared as if Alps Electric and Alpine never contemplated, the share exchange, including the impact of negotiating or executing the share exchange, the expenses that may be incurred in connection with consummating the share exchange, the potential synergies that may be achieved as a result of the share exchange, the effect of any business or strategic decision or action that has been or will be taken as a result of the Share Exchange Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken had such agreement not been executed, but which were instead altered, accelerated, postponed or not taken.

The Internal Financial Forecasts are not necessarily predictive of the actual future stand-alone results of Alps Electric or Alpine, or of the future results of ALPS ALPINE after the share exchange. Additionally, the Internal Financial Forecasts cover multiple years and long-range forecasts are subject to inherent risks and uncertainties. Actual results are likely to differ, and may differ materially, from those presented and the likelihood of actual results diverging from projected results increases with each successive year. Alpine shareholders and any other readers of this prospectus should read in their entirety the risk factors and uncertainties described in the sections captioned “Cautionary Statement Concerning Forward-Looking Statements” in this prospectus and “Risk Factors” beginning on page 8 in this prospectus.

While presented with numerical specificity, these Internal Financial Forecasts were not prepared by Alps Electric or Alpine in the ordinary course and are based upon a variety of estimates and hypothetical assumptions which may not be accurate, may not be realized, and are also inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict, and most of which are beyond the control of the respective companies. No assurances can be given with respect to any such assumptions. Accordingly, there can be no assurance that any of the Internal Financial Forecasts will be realized and the actual results may vary materially from those shown above.

These Internal Financial Forecasts were prepared by adjusting base numbers prepared under Japanese GAAP. However, these Internal Financial Forecasts were not prepared in accordance with IFRS or Japanese GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Alps Electric’s independent registered public accounting firm nor Alpine’s independent auditors have examined, compiled or performed any procedures with respect to these Internal Financial Forecasts or expressed any opinion or provided any other form of assurance on the Internal Financial Forecasts and accordingly assumes no responsibility for these Internal Financial Forecasts.

NONE OF ALPS ELECTRIC, ALPINE OR ANY OTHER PERSON UNDERTAKES ANY OBLIGATION TO UPDATE OR OTHERWISE REVISE THE ABOVE INTERNAL FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THE FORECASTS WERE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INTERNAL FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

In light of the foregoing factors and the uncertainties inherent in the Internal Financial Forecasts, Alpine shareholders and any other readers of this prospectus are cautioned not to place undue, if any, reliance on the Internal Financial Forecasts.

Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation

Opinion of SMBC Nikko

Pursuant to an engagement letter dated March 21, 2017 (as amended on July 20, 2017), Alpine retained SMBC Nikko as its financial advisor and to deliver a fairness opinion in connection with the proposed share exchange.

At the meeting of the board of directors of Alpine on July 27, 2017, SMBC Nikko delivered its opinion to the board of directors of Alpine, dated July 26, 2017, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the share exchange ratio in the proposed share exchange was fair, from a financial point of view, to the holders of Alpine common stock (other than Alps Electric and its subsidiaries and affiliates). No limitations were imposed by Alpine’s board of directors upon SMBC Nikko with respect to the investigations made or procedures followed by it in rendering its opinion.

The full English translation of the opinion of SMBC Nikko dated July 26, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix E to this prospectus and is incorporated herein by reference. SMBC Nikko has consented to the inclusion of its opinion herein. Alpine’s shareholders are urged to read the opinion in its entirety. SMBC Nikko’s opinion is addressed to the board of directors of Alpine, is directed only to the share exchange ratio in the share exchange and does not constitute a recommendation to any shareholder of Alpine as to how such shareholder should vote at any meeting of shareholders. The summary of the opinion of SMBC Nikko set forth in this prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, SMBC Nikko, among other things:

•	reviewed the financial information announced by Alpine and Alps Electric including their financial statements and other related information;

•

reviewed the following materials, which Alpine prepared and submitted to Alps Electric, and interviewed key personnel of Alpine primarily about: (i) business projections for the fiscal years ending March 31, 2018 through March 31, 2020 and (ii) the Alpine First Internal Financial Forecasts, which were based on such business projections;

•

reviewed the below materials, which Alps Electric prepared and submitted to Alpine, and interviewed key personnel of Alps Electric primarily about: (i) business projections for the fiscal years ending March 31, 2018 through March 31, 2020 and (ii) the Alps Electric First Internal Financial Forecasts, which were based on such business projections;

•	analyzed the market share prices and market trading activities for shares of common stock of both Alpine and Alps Electric and related matters;

•

analyzed the publicly available financial data, market share prices and market trading activities of listed companies that SMBC Nikko deemed generally comparable to Alpine and Alps Electric, respectively;

•	reviewed a draft of the share exchange agreement as of July 25, 2017;

•	reviewed the due diligence reports prepared by the legal, accounting and tax experts retained by Alpine; and

•	considered other facts and factors confirmed with Alpine and Alps Electric or found through general surveys, as deemed necessary or appropriate by SMBC Nikko.

The Alpine First Internal Financial Forecasts furnished to SMBC Nikko were prepared by the management of Alpine and the Alps Electric First Internal Financial Forecasts furnished to SMBC Nikko were prepared by the management of Alps Electric. SMBC Nikko relied on the First Internal Financial Forecasts in giving its opinion and conducting analyses with respect to the share exchange ratio. The First Internal Financial Forecasts provided to SMBC Nikko for purposes of its analyses comprised financial information for the fiscal years ending March 31, 2018 through March 31, 2020. See “—Internal Financial Forecasts—First Internal Financial Forecasts” beginning on page 51. Neither Alpine nor Alps Electric publicly discloses internal management forecasts of the type provided to SMBC Nikko in connection with SMBC Nikko’s analysis of the share exchange, and such forecasts were not prepared with a view toward public disclosure. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in these forecasts.

In arriving at its opinion, SMBC Nikko relied upon and assumed the accuracy and completeness of all information that it took into account or was provided to it or was discussed with Alpine or Alps Electric or was publicly available or otherwise reviewed by or for it. SMBC Nikko has not independently verified nor does it assume responsibility or liability for independently verifying any such information or its accuracy or completeness and SMBC Nikko has assumed that both management of Alpine and Alps Electric are unaware of any fact or circumstance that would make such information inaccurate or misleading.

In arriving at its opinion, SMBC Nikko did not conduct any independent assessment, appraisal, valuation or research (including environmental research for properties; the same shall apply hereinafter) concerning the assets or liabilities of Alpine, Alps Electric, and affiliates of either of them (including derivative products, off-balance sheet assets and liabilities, and other contingent liabilities), let alone analysis and assessment of each asset item or each liability item; SMBC Nikko did not conduct independent verifications as to whether any such item actually exists; and SMBC Nikko did not receive any reports of appraisal, valuation, research, or verification regarding the actual existence of any such item. SMBC Nikko did not conduct any credit evaluation for Alpine or Alps Electric under applicable laws and regulations, concerning such matters as bankruptcy, insolvency or the like. As to the First Internal Financial Forecasts that SMBC Nikko was provided, SMBC Nikko took them as is as the basis of its analysis, assuming that they were reasonably prepared or provided by Alpine and Alps Electric based on the best estimation and judgment of the management of the respective company, and that the financial conditions of each of Alpine and Alps Electric would change in accordance with the said forecasts. SMBC Nikko relied on the forecasts and related materials, without having conducted any independent research to verify them, in preparing its opinion. SMBC Nikko does not guarantee that the said forecasts are achievable, or that the actual results should approximate such forecasts. It is reasonably expected that the shares of common stock of Alpine would be delisted in accordance with the Listing Rules of Tokyo Stock Exchange after the completion of the proposed share exchange, but SMBC Nikko did not take into account whether shares of common stock of Alps Electric might be delisted or not, and also did not take into account whether there would be any impact from such delisting on Alpine and Alpine’s shareholders as well as the degree of impact if any, in preparing its opinion. Further, in arriving at its opinion, SMBC Nikko assumed that all material information of Alpine and Alps Electric has been adequately disclosed, that all material information of Alpine and Alps Electric has adequately been reflected in the market price of their respective shares, and that there was no more material information yet to be announced or disclosed that could adversely affect the market price of Alpine or Alps Electric shares.

SMBC Nikko is not a legal, accounting or tax expert and did not independently conduct any verification or analysis concerning the legality and validity of the proposed share exchange or concerning the adequacy in handling of tax or accounting matters in arriving at its opinion, and SMBC Nikko assumed that the proposed share exchange will be consummated properly and validly in accordance with all adequate procedures in terms of legal, accounting and tax matters. SMBC Nikko did not take into account the impact in terms of tax from the proposed share exchange on Alpine and other relevant parties in the proposed share exchange.

SMBC Nikko assumed that (i) all governmental, regulatory or other consents and approvals (contractual or otherwise) necessary to consummate the proposed share exchange will be obtained during a period and under terms that would not negatively affect the businesses and the expected profitability of Alpine and Alps Electric, (ii) the proposed share exchange is a tax qualified share exchange in compliance with the Corporation Tax Act of Japan, and (iii) the proposed share exchange will be consummated in accordance with all the terms and conditions set forth in the share exchange agreement, without any waiver, amendment or change concerning all material conditions and agreements set forth in the share exchange agreement and the detail of rights and obligations related to the businesses (more specifically rights and obligations regarding the related assets, liabilities, contracts, employees, etc.) as presented by Alpine and Alps Electric. SMBC Nikko was not obligated to conduct, and accordingly has not conducted, any independent verification concerning the above assumptions. SMBC Nikko also assumed that the executed version of the share exchange agreement would not differ in any material respect from the draft of the share exchange agreement it reviewed.

SMBC Nikko’s opinion is based on the financial and capital markets, economic and other conditions as of July 26, 2017, and SMBC Nikko relied on the information made available to it or information which it obtained by such date. Although SMBC Nikko’s opinion might be affected by subsequent changes in conditions, SMBC Nikko does not assume any obligation to revise, change, or supplement its opinion. Additionally, SMBC Nikko’s opinion does not include any inference or suggestion of its future opinion after such date.

SMBC Nikko’s opinion did not address the underlying business decision of Alpine to engage in the proposed share exchange, or the relative merits of the proposed share exchange as compared to any strategic alternatives that may have been available to Alpine. SMBC Nikko’s opinion addressed only the fairness from a financial point of view to the holders of Alpine common stock (other than Alps Electric and its subsidiaries and affiliates), as of July 26, 2017, the date of its opinion, of the share exchange ratio under the share exchange agreement. SMBC Nikko did not express any view on, and its opinion did not address, any other term or aspect of the share exchange agreement, the proposed share exchange or any term or aspect of any other agreement or instrument contemplated by the share exchange agreement or entered into or amended in connection with the proposed share exchange, including the fairness of the proposed share exchange to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Alpine; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Alpine, or class of such persons, in connection with the proposed share exchange, whether relative to the consideration to be paid to the Alpine common stockholders pursuant to the share exchange agreement or otherwise. SMBC Nikko did not express any opinion as to the price at which the common stock of Alpine or Alps Electric would trade at any time.

The terms of the share exchange agreement, including the share exchange ratio, were determined through arm’s length negotiations between Alpine and Alps Electric, and the decision to enter into the share exchange agreement was solely that of the Alpine board of directors and the Alps Electric board of directors. SMBC Nikko’s opinion and financial analyses were only one of the many factors considered by the Alpine board of directors in its evaluation of the proposed share exchange and should not be viewed as determinative of the views of the Alpine board or management with respect to the proposed share exchange or the share exchange ratio.

SMBC Nikko expresses no opinion or recommendation as to how the holders of common stock of Alpine should exercise their voting rights or other shareholders’ rights in connection with the proposed share exchange. In addition, SMBC Nikko’s opinion does not constitute any solicitation or recommendation to shareholders or other interested parties of Alpine as to the sale of, purchase of or any other matters related to the shares of Alpine.

Financial Analyses of SMBC Nikko Underlying its Opinion

The following is a summary of the material financial analyses conducted by SMBC Nikko in connection with providing its opinion. The following does not purport to be a complete description of the analyses or data used or presented by SMBC Nikko.

Market Share Price Analysis

SMBC Nikko reviewed the historical market prices of the common stock of each of Alpine and Alps Electric based on the per share closing price trading data for Alpine and Alps Electric:

•	for July 25, 2017, which was ¥1,707 per share for Alpine and ¥3,155 per share for Alps Electric;

•	averaged for the one-month period through July 25, 2017, which was ¥1,688 per share for Alpine and ¥3,213 per share for Alps Electric;

•	averaged for the three-month period through July 25, 2017, which was ¥1,622 per share for Alpine and ¥3,180 per share for Alps Electric; and

•	averaged for the six-month period through July 25, 2017, which was ¥1,625 per share for Alpine and ¥3,200 per share for Alps Electric.

Using this closing price trading data, SMBC Nikko observed that the exchange ratios suggested by these historical share prices were:

•	0.53x, based on the one-month average trading data;

•	0.51x, based on the three-month average trading data; and

•	0.51x, based on the six-month average trading data.

This analysis indicated a range of implied exchange ratios of 0.51x to 0.53x.

Comparable Company Analysis

Using publicly available information, SMBC Nikko compared selected financial data of Alpine and Alps Electric with similar data for selected publicly traded companies engaged in businesses which SMBC Nikko judged to be analogous to the respective businesses of Alpine and Alps Electric. While none of these companies are directly comparable to Alpine or Alps Electric, they are companies with operations and businesses that, for the purposes of this analysis, may be considered similar to certain of the results, market size and product profile of Alpine or Alps Electric, as the case may be.

For Alpine, SMBC Nikko compared selected financial data with similar data of the following companies:

•	Clarion Co., Ltd.

•	Pioneer Corporation

•	JVCKENWOOD Corporation

For Alps Electric, SMBC Nikko compared selected financial data with similar data of the following companies:

•	Murata Manufacturing Co., Ltd.

•	Nitto Denko Corporation

•	TDK Corporation

•	MinebeaMitsumi Inc.

•	Taiyo Yuden Co., Ltd.

•	Japan Aviation Electronics Industry, Ltd.

Using publicly available information, SMBC Nikko analyzed, for each selected company listed above, the ratio of the company’s enterprise value as of July 25, 2017 as a multiple of the company’s EBITDA. This analysis indicated a range of implied exchange ratios of 0.46x to 0.62x.

Discounted Cash Flow Analysis

Alpine. Using the Alpine First Internal Financial Forecasts for the fiscal periods ending March 31, 2018 to March 31, 2020, SMBC Nikko performed a DCF analysis by calculating (i) the unlevered after-tax free cash flows that Alpine is expected to generate during the selected periods and (ii) a range of terminal values for Alpine based on applying each of perpetual growth rates or EBITDA multiples to the unlevered after-tax free cash flows. The unlevered after-tax free cash flows and the range of terminal values were then discounted to present values using a range of discount rates, which were chosen by SMBC Nikko based upon an analysis of weighted average costs of capital (“WACC”).

Estimated synergies resulting from the integration were not taken into account in performing the DCF analysis. The DCF analysis was applied to Alpine as follows:

WACC	Projected Periods	Perpetual Growth Rate	EBITDA Multiple
7.71% to 8.71%	From the fiscal year ending March 31, 2018 through the fiscal year ending March 31, 2020	0.00%	3.6x to 4.6x

The resulting enterprise value range was then adjusted for indebtedness, net of cash and cash-like items, and certain other items including adjustments based on due diligence reports prepared by the legal, accounting and tax experts retained by Alpine, in each case based on financial information as of March 31, 2017.

Alps Electric. Using the Alps Electric First Internal Financial Forecasts for the fiscal periods ending March 31, 2018 to March 31, 2020, SMBC Nikko performed a DCF analysis by calculating (i) the unlevered after-tax free cash flows that Alps Electric is expected to generate during the selected periods and (ii) a range of terminal values for Alps Electric, based on applying each of perpetual growth rates or EBITDA multiples to the unlevered after-tax free cash flows. The unlevered after-tax free cash flows and the range of terminal values were then discounted to present values using a range of discount rates, which were chosen by SMBC Nikko based upon an analysis of WACC.

Estimated synergies resulting from the integration were not taken into account in performing the DCF analysis. The DCF analysis was applied to Alps Electric as follows:

WACC	Projected Periods	Perpetual Growth Rate	EBITDA Multiple
8.30% to 9.30%	From the fiscal year ending March 31, 2018 through the fiscal year ending March 31, 2020	0.00%	6.4x to 7.4x

SMBC Nikko used perpetual growth rates of 0.00% for both Alps Electric and Alpine because SMBC Nikko determined such rates to be appropriate based on its analysis of their respective businesses and business environment and in light of the internal financial forecasts for Alps Electric and Alpine made available by Alpine management to SMBC Nikko for the purpose of its fairness opinion. For EBITDA multiples, SMBC Nikko used multiples derived from the comparable companies of Alps Electric and Alpine. The lists of such companies were entirely different between Alps Electric and Alpine and resulted in a higher EBITDA multiple for Alps Electric. SMBC Nikko determined that use of different EBITDA multiples between Alps Electric and Alpine were appropriate, even if it used the same perpetual growth rate of 0.00% for both Alps Electric and Alpine.

The resulting enterprise value range was then adjusted for indebtedness, net of cash and cash-like items, and certain other items including adjustments based on due diligence reports prepared by the legal, accounting and tax experts retained by Alpine, in each case based on financial information as of March 31, 2017.

The foregoing analysis indicated a range of implied exchange ratios of 0.50x to 0.85x.

SMBC Nikko reflected the cash and deposits held by Alpine and Alps Electric (consisting of cash and deposits and intergroup deposit), with certain variations in the manner of treatment depending on the analytical methodologies. In the comparable company analysis, as the amount of cash and deposits held by each comparable company that is recognized on its balance sheet was used in analyzing its enterprise value-to-EBITDA multiple, the amount of cash and deposits held by each of Alpine and Alps Electric that is recognized on their respective balance sheets was used in analyzing each share value in order to make the analytical criteria consistent with the comparable companies, and therefore, the entire amount of such cash and deposits was taken into consideration as non-operating assets. In the DCF analysis, the cash and deposits held by Alpine and Alps Electric were categorized as either necessary operating cash or all other cash and deposits. In the process of the analysis, cash and deposits other than operating cash were treated as non-operating assets and added to the share value.

Additional Information Regarding SMBC Nikko Opinion

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by SMBC Nikko. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. SMBC Nikko believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, SMBC Nikko did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, SMBC Nikko considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, analyses conducted by SMBC Nikko are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Alpine or Alps Electric.

Alpine selected SMBC Nikko as a financial advisor in connection with the proposed share exchange based on SMBC Nikko’s qualifications, experience, reputation and familiarity with Alpine, its business and industry, evidenced by SMBC Nikko’s prior investment banking and other financial services to Alpine unrelated to the proposed share exchange, as well as SMBC Nikko’s expertise in the electronics industry.

SMBC Nikko prepared and submitted its opinion in response to Alpine’s request. For financial advisory services rendered by SMBC Nikko in connection with the proposed share exchange (including the delivery of its opinion), Alpine has agreed to pay SMBC Nikko a success fee equal to ¥440 million, of which (i) fees of ¥10 million and ¥220 million have been paid for the signing of SMBC Nikko’s engagement letter and the signing of the share exchange agreement, respectively, and (ii) a fee of ¥100 million will become payable upon approval of the share exchange by Alpine’s shareholders and the remainder will become payable as of the last day of the calendar quarter immediately preceding the closing of the share exchange. Alpine has also agreed to reimburse SMBC Nikko for its costs and expenses incurred in connection with its engagement, including fees and expenses of counsel and other professional advisors, and will indemnify SMBC Nikko against certain liabilities arising out of SMBC Nikko’s engagement. SMBC Nikko and its affiliates may have conducted in the past, may be currently conducting, or may conduct in the future, investment banking business, securities/financial instruments-related business, and commercial banking business for or with Alpine, Alps Electric, or affiliates of either of them, and may have received or in the future might receive fees for such services. In addition, SMBC Nikko and its affiliates may trade the securities and various other financial instruments including derivatives of Alpine, Alps Electric, or affiliates of either of them, for its own account or for its customers’ accounts from time to time, and could own certain positions relating to them in the ordinary course of its businesses. In the two years prior to the date of its fairness opinion, SMBC Nikko and its affiliates have provided certain services related to securities/financial instruments-related business, commercial banking business, and other business to Alpine, Alps Electric, and affiliates of both, and received compensation for such services, none of which is relevant to the proposed share exchange.

Supplementary Simulation (Sensitivity Analysis) Presentation by SMBC Nikko

To aid its examination of the impact of the January 2018 Revised Alpine Forecasts, which were reflected in the Alpine Second Internal Financial Forecasts and the Alps Electric Second Internal Financial Forecasts, as described in “—Background of the Share Exchange” and “—Internal Financial Forecasts,” Alpine requested SMBC Nikko to conduct scenario-based simulations (the “Simulation”) to indicate the impact of the Second Internal Financial Forecasts on the DCF analysis that SMBC Nikko performed in connection with delivering its opinion described above. SMBC Nikko furnished the Simulation to Alpine on February 26, 2018. The Simulation indicated that, as of the Simulation reference date of February 22, 2018 and based upon and subject to the factors and assumptions set forth therein, the share exchange ratio in the proposed share exchange was within the ranges indicated by each of several DCF simulation scenarios that SMBC Nikko conducted.

The full English translation of the Simulation presentation material (the “Supplementary Simulation (Sensitivity Analysis) Presentation”), which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix G to this prospectus and is incorporated herein by reference. SMBC Nikko has consented to the inclusion of the Supplementary Simulation (Sensitivity Analysis) Presentation herein. Alpine’s shareholders are urged to read the Supplementary Simulation (Sensitivity Analysis) Presentation, together with its opinion of July 26, 2017 described above, in their entirety. The Supplementary Simulation (Sensitivity Analysis) Presentation was furnished for the sole purpose of providing supplementary reference information to Alpine regarding SMBC Nikko’s DCF analysis conducted on July 26, 2017 to facilitate Alpine’s deliberation regarding the proposed share exchange and does not constitute a recommendation to any shareholder of Alpine as to how such shareholder should vote at any meeting of shareholders. The Supplementary Simulation (Sensitivity Analysis) Presentation is not a fairness opinion and does not express any opinion regarding the proposed share exchange from a financial or any other points of view. SMBC Nikko prepared the Supplementary Simulation (Sensitivity Analysis) Presentation using assumptions, hypotheses, estimations and analytical methodologies which are not consistent with SMBC Nikko’s standard policies and practices applied to the preparation of a financial analysis report regarding an exchange ratio or equity value. For example, SMBC Nikko conducted the Simulation using the assumptions, including with respect to perpetual growth rates and EBITDA multiples, described in the four scenarios below that were specifically requested by Alpine. Accordingly the Supplementary Simulation (Sensitivity Analysis) Presentation was not prepared using the same standards as, and should thus not be compared with, SMBC Nikko’s opinion or the financial analysis underlying such opinion described above. The summary of the Supplementary Simulation (Sensitivity Analysis) Presentation set forth in this prospectus is qualified in its entirety by reference to the full text of the Supplementary Simulation (Sensitivity Analysis) Presentation.

The Supplementary Simulation (Sensitivity Analysis) Presentation does not constitute an official financial analysis report associated with the proposed share exchange and was prepared for reference purposes only without being subjected to SMBC Nikko’s internal approval procedures required for the issuance of an official financial analysis report. If SMBC Nikko prepares an official financial analysis report regarding an exchange ratio or equity value of Alpine or Alps Electric with regard to the proposed share exchange in the future, the results of such analysis could be different from those of the Supplementary Simulation (Sensitivity Analysis) Presentation because its assumptions, hypotheses, estimations, analytical methodologies, financial forecasts, analyses and publicly available reports and other information could differ from those used in the Supplementary Simulation (Sensitivity Analysis) Presentation.

The market data reference date for the Supplementary Simulation (Sensitivity Analysis) Presentation is February 22, 2018 and the Simulation was conducted based on the materials provided by Alpine to SMBC Nikko on or before February 22, 2018. The Simulation was based upon financial, economic, market and other conditions, as well as other information which SMBC Nikko had received or obtained, as of such date. The results of the Simulation would be different due to future changes in circumstances and assumptions.

The Alpine Second Internal Financial Forecasts furnished to SMBC Nikko were prepared by the management of Alpine and the Alps Electric Second Internal Financial Forecasts furnished to SMBC Nikko were prepared by the management of Alps Electric. SMBC Nikko relied on such forecasts in preparing the Simulation. The Second Internal Financial Forecasts provided to SMBC Nikko for purposes of its analyses comprised financial information for the fiscal years ending March 31, 2018 through March 31, 2020. See “—Internal Financial Forecasts—Second Internal Financial Forecasts” beginning on page 52. Neither Alpine nor Alps Electric publicly discloses internal management forecasts of the type provided to SMBC Nikko in connection with the Simulation, and the Second Internal Financial Forecasts were not prepared with a view toward public disclosure. The Second Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in these forecasts.

SMBC Nikko assumed that the Second Internal Financial Forecasts that were provided to SMBC Nikko for use in the Simulation have been prepared by Alpine and Alps Electric in accordance with reasonable and proper procedures. SMBC Nikko prepared the Simulation using certain assumptions based on such provided materials by relying on the accuracy and reasonableness of information contained therein. SMBC Nikko has not independently verified, and assumed no responsibility or obligation to conduct any research or examination to verify, the accuracy, validity or feasibility of such assumptions.

SMBC Nikko assumed that there are no undisclosed claims or liabilities including but not limited to those pertaining to lawsuits, disputes, environmental issues, tax-related matters, undisclosed contingencies or off-the-book liabilities concerning Alpine and Alps Electric, and that there are no other undisclosed facts which could have a material impact on the Simulation.

Exchange Ratio Simulations

In order to examine the impact of the Second Internal Financial Forecasts for each of Alpine and Alps Electric on SMBC Nikko’s DCF analysis conducted on July 26, 2017, SMBC Nikko conducted simulations on four scenarios using a combination of two different assumptions in respect of each of WACC and projected operating income. Based on such assumptions, SMBC Nikko conducted simulations to indicate how the ranges indicated by its prior DCF analysis would change. Specifically, the simulations used the following assumptions:

•	WACC. The simulation scenarios assumed either:

(i)	WACC as used in SMBC Nikko’s DCF analysis conducted on July 26, 2017 as described above; or

(ii)	WACC based on the results of analysis of comparable companies as of February 22, 2018.

•	Operating income for the fiscal year ending March 31, 2019. The simulation scenarios assumed either:

(i)	operating income for the fiscal year ending March 31, 2019 for each of Alps Electric and Alpine would be as projected in the Second Internal Financial Forecasts; or

(ii)

although the upward adjustment of Alpine’s operating income for the fiscal year ending March 31, 2019 was not expected as of the Simulation reference date, with Alpine’s consent, in the interest of conducting conservative simulations, Alpine operating income for the fiscal year ending March 31, 2019 would be (x) the Alpine operating income for the fiscal year ending March 31, 2019 as projected in the Alpine Second Internal Financial Forecasts, increased by (y) the same percentage increase as the percentage increase in Alpine operating income for the fiscal year ending March 31, 2018 in the Alpine Second Internal Financial Forecasts as compared to the Alpine First Internal Financial Forecasts (with the resulting operating income higher than (i)). The assumed Alps Electric operating income for the fiscal year ending March 31, 2019 was as projected in the Alps Electric Second Internal Financial Forecasts, as adjusted to reflect the impact of the assumed greater increase in Alpine operating income to Alps Electric as the parent company.

The following table presents the exchange ratios indicated by these simulations.

WACC	Operating Income for the Fiscal Year Ending March 31, 2019	Exchange Ratio
As of July 26, 2017	For Alps Electric and Alpine, as projected in the Second Internal Financial Forecasts	0.44 to 0.71
As of July 26, 2017	For Alps Electric, as projected in the Second Internal Financial Forecasts *[1] For Alpine, assumed greater increase than projected in the Second Internal Financial Forecasts	0.46 to 0.73
As of February 22, 2018	For Alps Electric and Alpine, as projected in the Second Internal Financial Forecasts	0.45 to 0.74
As of February 22, 2018	For Alps Electric, as projected in the Second Internal Financial Forecasts *[1] For Alpine, assumed greater increase than projected in the Second Internal Financial Forecasts	0.47 to 0.77

*1	As adjusted to reflect the impact of the assumed greater increase in Alpine operating income to Alps Electric as the parent company.

A further operating income sensitivity analysis using each WACC assumption was also furnished to Alpine based on varying Alps Electric’s and Alpine’s assumed operating incomes both downwards and upwards. See Appendix G.

September 2018 Financial Analysis Report of Alpine’s Financial Advisor

September 2018 Financial Analysis Report

As described in “—Background of the Share Exchange” and “—Internal Financial Forecasts,” in light of the fact that approximately one year had passed since the execution of the share exchange agreement and taking the opinions of shareholders of Alpine and other factors into account, Alpine requested SMBC Nikko to conduct a further financial analysis (the “September 2018 Financial Analysis”).

The full English translation of SMBC Nikko’s report on the September 2018 Financial Analysis that it delivered to Alpine on September 26, 2018 (the “September 2018 Financial Analysis Report”), which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix J to this prospectus and is incorporated herein by reference. SMBC Nikko has consented to the inclusion of the September 2018 Financial Analysis Report herein. Alpine’s shareholders are urged to read the September 2018 Financial Analysis Report in its entirety. The September 2018 Financial Analysis Report was furnished for the sole purpose of providing supplementary reference information to Alpine to facilitate Alpine’s deliberation regarding the proposed share exchange and does not constitute a recommendation to any shareholder of Alpine as to how such shareholder should vote at any meeting of shareholders. The September 2018 Financial Analysis Report is not a fairness opinion and does not express any opinion regarding the proposed share exchange from a financial or any other points of view. The summary of the September 2018 Financial Analysis Report set forth in this prospectus is qualified in its entirety by reference to the full text of the September 2018 Financial Analysis Report.

In performing the September 2018 Financial Analysis, SMBC Nikko, among other things:

•	reviewed the financial information announced by Alpine and Alps Electric including their financial statements and other related information;

•

reviewed the following materials, which Alpine prepared and submitted to Alps Electric, and interviewed key personnel of Alpine primarily about: (i) business projections for the fiscal years ending March 31, 2019 through March 31, 2021 and (ii) the Alpine Third Internal Financial Forecasts, which were based on such business projections;

•

reviewed the below materials, which Alps Electric prepared and submitted to Alpine, and interviewed key personnel of Alps Electric primarily about: (i) business projections for the fiscal years ending March 31, 2019 through March 31, 2021 and (ii) the Alps Electric Third Internal Financial Forecasts, which were based on such business projections;

•	analyzed the market share prices and market trading activities for shares of common stock of both Alpine and Alps Electric and related matters;

•

analyzed the publicly available financial data, market share prices and market trading activities of listed companies that SMBC Nikko deemed generally comparable to Alpine and Alps Electric, respectively;

•	reviewed the due diligence reports prepared by the legal, accounting and tax experts retained by Alpine; and

•	considered other facts and factors confirmed with Alpine and Alps Electric or found through general surveys, as deemed necessary or appropriate by SMBC Nikko.

The Alpine Third Internal Financial Forecasts furnished to SMBC Nikko were prepared by the management of Alpine and the Alps Electric Third Internal Financial Forecasts furnished to SMBC Nikko were prepared by the management of Alps Electric. SMBC Nikko relied on the Third Internal Financial Forecasts in conducting analyses with respect to the share exchange ratio. The Third Internal Financial Forecasts provided to SMBC Nikko for purposes of its analyses comprised financial information for the fiscal years ending March 31, 2019 through March 31, 2021. See “—Internal Financial Forecasts—Third Internal Financial Forecasts” beginning on page 53. Neither Alpine nor Alps Electric publicly discloses internal management forecasts of the type provided to SMBC Nikko in connection with SMBC Nikko’s further analysis of the share exchange, and such forecasts were not prepared with a view toward public disclosure. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in these forecasts.

In conducting the September 2018 Financial Analysis, SMBC Nikko relied upon and assumed the accuracy and completeness of all information that it took into account or was provided to it or was discussed with Alpine or Alps Electric or was publicly available or otherwise reviewed by or for it. SMBC Nikko has not independently verified nor does it assume responsibility or liability for independently verifying any such information or its accuracy or completeness and SMBC Nikko has assumed that both management of Alpine and Alps Electric are unaware of any fact or circumstance that would make such information inaccurate or misleading.

The September 2018 Financial Analysis does not express SMBC Nikko’s view on the fairness or reasonableness (financial or otherwise) of the share exchange ratio or the value or market price level of the common stock of Alpine or Alps Electric before or after the consummation of the share exchange and other relevant matters.

The summary of the September 2018 Financial Analysis included herein is not a complete description of all analyses performed and factors considered by SMBC Nikko in connection with the September 2018 Financial Analysis. SMBC Nikko believes that its analyses, a portion of which are described herein, must be considered as a whole and that selecting portions of its analyses or focusing on information presented in tabular format could create an incomplete view of the processes underlying SMBC Nikko’s analyses. In conducting the September 2018 Financial Analysis, SMBC Nikko did not draw, in isolation, conclusions from or with regard to any one factor or methodology of analysis.

In conducting the September 2018 Financial Analysis, SMBC Nikko did not conduct any independent assessment, appraisal, valuation or research (including environmental research for properties; the same shall apply hereinafter) concerning the assets or liabilities of Alpine, Alps Electric, and affiliates of either of them (including derivative products, off-balance sheet assets and liabilities, and other contingent liabilities), let alone analysis and assessment of each asset item or each liability item; SMBC Nikko did not conduct independent verifications as to whether any such item actually exists; and SMBC Nikko did not receive any reports of appraisal, valuation, research, or verification regarding the actual existence of any such item. SMBC Nikko did not conduct any credit evaluation for Alpine or Alps Electric under applicable laws and regulations, concerning such matters as bankruptcy, insolvency or the like. As to the Third Internal Financial Forecasts that SMBC Nikko was provided, SMBC Nikko took them as is as the basis of its analysis, assuming that they were reasonably prepared or provided by Alpine and Alps Electric based on the best estimation and judgment of the management of the respective company, and that the financial conditions of each of Alpine and Alps Electric would change in accordance with the said forecasts. SMBC Nikko relied on the forecasts and related materials, without having conducted any independent research to verify them, in conducting the September 2018 Financial Analysis. SMBC Nikko does not guarantee that the said forecasts are achievable, or that the actual results should approximate such forecasts. It is reasonably expected that the shares of common stock of Alpine would be delisted in accordance with the Listing Rules of Tokyo Stock Exchange after the completion of the proposed share exchange, but SMBC Nikko did not take into account whether shares of common stock of Alps Electric might be delisted or not, and also did not take into account whether there would be any impact from such delisting on Alpine and Alpine’s shareholders as well as the degree of impact if any, in conducting the September 2018 Financial Analysis. Further, in conducting the September 2018 Financial Analysis, SMBC Nikko assumed that all material information of Alpine and Alps Electric has been adequately disclosed, that all material information of Alpine and Alps Electric has adequately been reflected in the market price of their respective shares, and that there was no more material information yet to be announced or disclosed that could adversely affect the market price of Alpine or Alps Electric shares.

SMBC Nikko is not a legal, accounting or tax expert and did not independently conduct any verification or analysis concerning the legality and validity of the proposed share exchange or concerning the adequacy in handling of tax or accounting matters in conducting the September 2018 Financial Analysis, and SMBC Nikko assumed that the proposed share exchange will be consummated properly and validly in accordance with all adequate procedures in terms of legal, accounting and tax matters. SMBC Nikko did not take into account the impact in terms of tax from the proposed share exchange on Alpine and other relevant parties in the proposed share exchange.

SMBC Nikko assumed that (i) all governmental, regulatory or other consents and approvals (contractual or otherwise) necessary to consummate the proposed share exchange will be obtained during a period and under terms that would not negatively affect the businesses and the expected profitability of Alpine and Alps Electric, (ii) the proposed share exchange is a tax qualified share exchange in compliance with the Corporation Tax Act of Japan, and (iii) the proposed share exchange will be consummated in accordance with all the terms and conditions set forth in the share exchange agreement, without any waiver, amendment or change concerning all material conditions and agreements set forth in the share exchange agreement and the detail of rights and obligations related to the businesses (more specifically rights and obligations regarding the related assets, liabilities, contracts, employees, etc.) as presented by Alpine and Alps Electric. SMBC Nikko was not obligated to conduct, and accordingly has not conducted, any independent verification concerning the above assumptions.

The September 2018 Financial Analysis is based on the financial and capital markets, economic and other conditions as of September 25, 2018 (except as otherwise stated in the September 2018 Financial Analysis), and SMBC Nikko relied on the information made available to it or information which it obtained by such date. Although the September 2018 Financial Analysis might be affected by subsequent changes in conditions, SMBC Nikko does not assume any obligation to revise, change, or supplement the September 2018 Financial Analysis. Additionally, the September 2018 Financial Analysis does not include any inference or suggestion of its future opinion after such date.

Financial Analyses of SMBC Nikko in its September 2018 Financial Analysis Report

The following is a summary of the material parts of the financial analyses conducted by SMBC Nikko in connection with providing its September 2018 Financial Analysis Report. The following does not purport to be a complete description of the analyses or data used or presented by SMBC Nikko.

Market Share Price Analysis

SMBC Nikko reviewed the historical market prices of the common stock of each of Alpine and Alps Electric based on the per share closing price trading data for Alpine and Alps Electric:

•	for September 25, 2018, which was ¥2,223 per share for Alpine and ¥2,962 per share for Alps Electric;

•	averaged for the one-month period through September 25, 2018, which was ¥2,363 per share for Alpine and ¥3,206 per share for Alps Electric;

•	averaged for the three-month period through September 25, 2018, which was ¥2,380 per share for Alpine and ¥3,100 per share for Alps Electric; and

•	averaged for the six-month period through September 25, 2018, which was ¥2,236 per share for Alpine and ¥2,875 per share for Alps Electric.

Using this closing price trading data, SMBC Nikko observed that the exchange ratios suggested by these historical share prices were:

•	0.74x, based on the one-month average trading data;

•	0.77x, based on the three-month average trading data; and

•	0.78x, based on the six-month average trading data.

This analysis indicated a range of implied exchange ratios of 0.74x to 0.78x.

Comparable Company Analysis

Using publicly available information, SMBC Nikko compared selected financial data of Alpine and Alps Electric with similar data for selected publicly traded companies engaged in businesses which SMBC Nikko judged to be analogous to the respective businesses of Alpine and Alps Electric. While none of these companies are directly comparable to Alpine or Alps Electric, they are companies with operations and businesses that, for the purposes of this analysis, may be considered similar to certain of the results, market size and product profile of Alpine or Alps Electric, as the case may be.

For Alpine, SMBC Nikko compared selected financial data with similar data of the following companies:

•	Clarion Co., Ltd.

•	JVCKENWOOD Corporation

Although Pioneer Corporation was selected as a comparable company in the SMBC Nikko’s comparable company analysis in connection with its fairness opinion of July 26, 2017 described above, Pioneer Corporation was excluded from companies comparable to Alpine in the September 2018 Financial Analysis because Pioneer Corporation’s consolidated quarterly financial statements that it publicly disclosed on August 6, 2018 contained a note regarding a situation generating substantial uncertainties about its going concern assumption, and there have been unstable fluctuations of its share price which SMBC Nikko judged may be caused by market speculations following news reports to the effect that Pioneer Corporation was considering a fundamental overhaul of its business through management revitalization.

For Alps Electric, SMBC Nikko compared selected financial data with similar data of the following companies:

•	Murata Manufacturing Co., Ltd.

•	Nitto Denko Corporation

•	TDK Corporation

•	MinebeaMitsumi Inc.

•	Taiyo Yuden Co., Ltd.

•	Japan Aviation Electronics Industry, Ltd.

Using publicly available information, SMBC Nikko analyzed, for each selected company listed above, the ratio of the company’s enterprise value as of September 25, 2018 as a multiple of the company’s EBITDA. The impact of the special dividends was taken into consideration with respect to each of Alpine and Alps Electric. This analysis indicated a range of implied exchange ratios of 0.53x to 0.73x.

Discounted Cash Flow Analysis

Alpine. Using the Alpine Third Internal Financial Forecasts for the fiscal periods ending March 31, 2019 to March 31, 2021, SMBC Nikko performed a DCF analysis by calculating (i) the unlevered after-tax free cash flows that Alpine is expected to generate during the selected periods and (ii) a range of terminal values for Alpine based on applying each of perpetual growth rates or EBITDA multiples to the unlevered after-tax free cash flows. The unlevered after-tax free cash flows and the range of terminal values were then discounted to present values using a range of discount rates, which were chosen by SMBC Nikko based upon an analysis of WACC.

Estimated synergies resulting from the integration were not taken into account in performing the DCF analysis. The DCF analysis was applied to Alpine as follows:

WACC	Projected Periods	Perpetual Growth Rate	EBITDA Multiple
5.97% to 6.97%	From the fiscal year ending March 31,2019 through the fiscal year ending March 31,2021	0.00%	4.6x to 5.6x

The resulting enterprise value range was then adjusted for indebtedness, net of cash and cash-like items, and certain other items including adjustments based on due diligence reports prepared by the legal, accounting and tax experts retained by Alpine, in each case based on financial information as of June 30, 2018. The impact of the special dividends was also taken into consideration.

Alps Electric. Using the Alps Electric Third Internal Financial Forecasts for the fiscal periods ending March 31, 2019 to March 31, 2021, SMBC Nikko performed a DCF analysis by calculating (i) the unlevered after-tax free cash flows that Alps Electric is expected to generate during the selected periods and (ii) a range of terminal values for Alps Electric, based on applying each of perpetual growth rates or EBITDA multiples to the unlevered after-tax free cash flows. The unlevered after-tax free cash flows and the range of terminal values were then discounted to present values using a range of discount rates, which were chosen by SMBC Nikko based upon an analysis of WACC.

Estimated synergies resulting from the integration were not taken into account in performing the DCF analysis. The DCF analysis was applied to Alps Electric as follows:

WACC	Projected Periods	Perpetual Growth Rate	EBITDA Multiple
8.27% to 9.27%	From the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021	0.00%	7.3x to 8.3x

SMBC Nikko used perpetual growth rates of 0.00% for both Alps Electric and Alpine because SMBC Nikko determined such rates to be appropriate based on its analysis of their respective businesses and business environment and in light of the internal financial forecasts for Alps Electric and Alpine made available by Alpine management to SMBC Nikko for the purpose of its September 2018 Financial Analysis. For EBITDA multiples, SMBC Nikko used multiples derived from the comparable companies of Alps Electric and Alpine. The lists of such companies were entirely different between Alps Electric and Alpine and resulted in a higher EBITDA multiple for Alps Electric. SMBC Nikko determined that use of different EBITDA multiples between Alps Electric and Alpine were appropriate, even if it used the same perpetual growth rate of 0.00% for both Alps Electric and Alpine.

The resulting enterprise value range was then adjusted for indebtedness, net of cash and cash-like items, and certain other items including adjustments based on due diligence reports prepared by the legal, accounting and tax experts retained by Alpine, in each case based on financial information as of June 30, 2018. The impact of the special dividends was also taken into consideration.

The foregoing analysis indicated a range of implied exchange ratios of 0.48x to 0.91x.

SMBC Nikko reflected the cash and deposits held by Alpine and Alps Electric (consisting of cash and deposits and intergroup deposit), with certain variations in the manner of treatment depending on the analytical methodologies. In the comparable company analysis, as the amount of cash and deposits held by each comparable company that is recognized on its balance sheet was used in analyzing its enterprise value-to-EBITDA multiple, the amount of cash and deposits held by each of Alpine and Alps Electric that is recognized on their respective balance sheets was used in analyzing each share value in order to make the analytical criteria consistent with the comparable companies, and therefore, the entire amount of such cash and deposits was taken into consideration as non-operating assets. In the DCF analysis, the cash and deposits held by Alpine and Alps Electric were categorized as either necessary operating cash or all other cash and deposits. In the process of the analysis, cash and deposits other than operating cash were treated as non-operating assets and added to the share value.

Additional Information Regarding SMBC Nikko Financial Analysis

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by SMBC Nikko. The preparation of a financial analysis report is a complex process and is not necessarily susceptible to partial analysis or summary description. SMBC Nikko believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, analyses conducted by SMBC Nikko are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Alpine or Alps Electric.

Alpine selected SMBC Nikko as a financial advisor in connection with the proposed share exchange based on SMBC Nikko’s qualifications, experience, reputation and familiarity with Alpine, its business and industry, evidenced by SMBC Nikko’s prior investment banking and other financial services to Alpine unrelated to the proposed share exchange, as well as SMBC Nikko’s expertise in the electronics industry.

SMBC Nikko prepared and submitted its September 2018 Financial Analysis Report in response to Alpine’s request. As described in “—Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation,” for financial advisory services rendered by SMBC Nikko in connection with the proposed share exchange (including the delivery of its opinion), Alpine has agreed to pay SMBC Nikko a success fee equal to ¥440 million, of which (i) fees of ¥10 million and ¥220 million have been paid for the signing of SMBC Nikko’s engagement letter and the signing of the share exchange agreement, respectively, and (ii) a fee of ¥100 million will become payable upon approval of the share exchange by Alpine’s shareholders and the remainder will become payable as of the last day of the calendar quarter immediately preceding the closing of the share exchange. Alpine has also agreed to reimburse SMBC Nikko for its costs and expenses incurred in connection with its engagement, including fees and expenses of counsel and other professional advisors, and will indemnify SMBC Nikko against certain liabilities arising out of SMBC Nikko’s engagement. SMBC Nikko and its affiliates may have conducted in the past, may be currently conducting, or may conduct in the future, investment banking business, securities/financial instruments-related business, and commercial banking business for or with Alpine, Alps Electric, or affiliates of either of them, and may have received or in the future might receive fees for such services. In addition, SMBC Nikko and its affiliates may trade the securities and various other financial instruments including derivatives of Alpine, Alps Electric, or affiliates of either of them, for its own account or for its customers’ accounts from time to time, and could own certain positions relating to them in the ordinary course of its businesses. In the two years prior to the date of the September 2018 Financial Analysis Report, SMBC Nikko and its affiliates have provided certain services related to securities/ financial instruments-related business, commercial banking business, and other business to Alpine, Alps Electric, and affiliates of both, and received compensation for such services, none of which is relevant to the proposed share exchange other than as described in “—Opinion of Alpine’s Financial Advisor and Its Supplementary Presentation.”

Committee Reports of the Third-Party Committees

The July 26, 2017 Committee Report

On March 31, 2017, in order to eliminate conflicts of interest in the Share Exchange and ensure fairness and transparency of the Share Exchange, the board of directors of Alpine established the Original Third-Party Committee, consisting of three members, namely Mr. Hideo Kojima, a member of Alpine’s Audit & Supervisory Committee, as well as an outside director of Alpine who is registered with the TSE as an independent officer, Mr. Shunsuke Teragaki, an attorney-at-law (Nexpert Law Office) and Mr. Toshikazu Nakazawa, a certified public accountant (Blest Partners Inc.), with each of the latter two being an external expert with no interests in either Alps Electric or Alpine. In giving consideration to the Share Exchange, Alpine asked for the opinions of the Original Third-Party Committee as to (a) whether the purpose of the Share Exchange was reasonable (including whether the Share Exchange would contribute to the improvement of corporate value of Alpine), (b) whether the fairness of the terms and conditions of the Share Exchange (including the share exchange ratio) has been ensured, (c) whether attention has been paid to the interests of the minority shareholders of Alpine in the Share Exchange through fair procedures, and (d) whether the resolution of the board of directors of Alpine for the Share Exchange is not disadvantageous to the minority shareholders of Alpine in light of (a) through (c).

The Original Third-Party Committee held a total of seven meetings between March 31, 2017 and July 26, 2017 and carefully considered the above matters by, among others, collecting information and having discussions whenever necessary. For the purpose of giving such consideration, the Original Third-Party Committee received explanations from Alpine concerning the purpose of the Share Exchange, the background that led to the Share Exchange, the views of Alps Electric and Alpine on the Share Exchange, the terms and conditions of the Share Exchange, the decision-making process for such terms and conditions and other related matters. The Original Third-Party Committee also received explanations from SMBC Nikko concerning the financial analysis of the share exchange ratio of the Share Exchange. Also, the Original Third-Party Committee received explanations from TMI Associates, the legal advisor of Alpine, concerning the method and process of decision-making of the board of directors of Alpine and other related matters. Given the above, on the premise of those explanations, the results of financial analysis and other materials examined, the Original Third-Party Committee submitted a written report to the board of directors of Alpine on July 26, 2017, or the July 26, 2017 Committee Report, stating that the resolution by the board of directors of Alpine to approve the Share Exchange was not disadvantageous to the minority shareholders of Alpine.

An English translation of the July 26, 2017 Committee Report is included in this prospectus as Appendix F.

The February 26, 2018 Committee Report Regarding the Amendment to the Share Exchange Agreement

As described above, from late 2017, Alps Electric and Alpine discussed amending the Original Share Exchange Agreement so that Alps Electric would adopt an operating holding company structure through the share exchange. In order to consider whether such amendment to the share exchange agreement is not disadvantageous to the minority shareholders of Alpine, on February 2, 2018, the board of directors of Alpine re-established the Original Third-Party Committee and asked for the opinions of the Original Third-Party Committee as to whether there was any change to the content of its opinion expressed in the July 26, 2017 Committee Report in light of the above.

The Original Third-Party Committee held a total of six meetings between February 2, 2018 and February 26, 2018 and carefully considered matters concerning the amendment to the Original Share Exchange Agreement by collecting information and having discussions as necessary.

For the purpose of such consideration, the Original Third-Party Committee received explanations from Alpine regarding such matters as the purpose of the business integration, the environment in which Alpine and Alps Electric operate, especially concerning the automotive market, and the circumstances that led to, and the reasons for, the proposed amendment to the Original Share Exchange Agreement. In addition, the Original

Third-Party Committee received explanations from SMBC Nikko regarding such matters as the impact that such amendment would have on the share exchange ratio. The Original Third-Party Committee also received explanations from TMI concerning such matters as the method and process of decision-making of the board of directors of Alpine with respect to such amendment.

Given the above, on the premise of those explanations and other matters, the Original Third-Party Committee submitted the February 26, 2018 Committee Report Regarding the Amendment to the Share Exchange Agreement to the board of directors of Alpine on February 26, 2018, stating that a resolution by the board of directors of Alpine to execute the memorandum of understanding to amend the share exchange agreement is not disadvantageous to the minority shareholders of Alpine, concluding that there was no change to its opinion expressed in the July 26, 2017 Committee Report.

An English translation of the February 26, 2018 Committee Report Regarding the Amendment to the Share Exchange Agreement is included in this prospectus as Appendix H.

The February 26, 2018 Committee Report Regarding the Impact of the January 2018 Revised Alpine Forecasts on the Share Exchange Ratio

Separately from the matters concerning the amendment to the Original Share Exchange Agreement, Alps Electric and Alpine revised its full-year consolidated earnings forecasts for the fiscal year ended March 31, 2018 on both October 30, 2017 and January 30, 2018, giving rise to the question of whether the January 2018 Revised Alpine Forecasts impact the financial forecasts of each of Alps Electric and Alpine that had been the basis for SMBC Nikko’s DCF analysis in connection with its July 26, 2017 fairness opinion, which the board of directors of Alpine considered in its determination to approve the share exchange.

In order to examine such impact, on February 2, 2018 the board of directors of Alpine requested for the opinions of the Original Third-Party Committee to consider whether there was any change to the content of its opinion expressed in the July 26, 2017 Committee Report in light of the January 2018 Revised Alpine Forecasts. The Original Third-Party Committee held a total of six meetings between February 2, 2018 and February 26, 2018 and carefully considered the above matters by collecting information and having discussions whenever necessary.

For the purpose of giving consideration to such matters, the Original Third-Party Committee received from Alps Electric and Alpine the Second Internal Financial Forecasts, in which the January 2018 Revised Alpine Forecasts and the January 2018 Revised Alps Electric Forecasts were reflected. The Original Third-Party Committee also conducted question-and-answer sessions with Alps Electric and Alpine with respect to the contents of such internal financial forecasts. In addition, the Original Third-Party Committee received explanations from, and conducted question-and-answer sessions with, SMBC Nikko concerning the methodology and results of the analysis that SMBC Nikko conducted per Alpine’s request on the impact that such internal financial forecasts have on the calculation by SMBC Nikko’s DCF analysis conducted on July 26, 2017. Furthermore, the Original Third-Party Committee received explanations from TMI Associates concerning such matters as the method and process of decision-making of the board of directors of Alpine with respect to the examination.

Given the above, on the premise of those explanations, the results of SMBC Nikko’s analysis and other matters, the Original Third-Party Committee submitted the February 26, 2018 Committee Report Regarding the Impact of the January 2018 Revised Alpine Forecasts to the board of directors of Alpine on February 26, 2018, stating that the impact of the January 2018 Revised Alpine Forecasts on the financial forecasts of Alps Electric and Alpine was not as material as to make it necessary for Alpine to request Alps Electric to revise the share exchange ratio, concluding that there was no change to its opinion expressed in the July 26, 2017 Committee Report.

An English translation of the February 26, 2018 Committee Report Regarding the Impact of the January 2018 Revised Alpine Forecasts is included in this prospectus as Appendix I.

The September 26, 2018 Committee Report

On July 27, 2018, with a view to further increasing the independence of the third-party committee and having it play its roles more effectively, the board of directors of Alpine established the Third-Party Committee, which consisted of five members, namely the three members of the Original Third-Party Committee together with Mr. Toru Matsumoto, a certified public accountant (Toru Matsumoto Certified Public Accountant Office) and Mr. Takashi Kokubo, an attorney-at-law (Kokubo Law Office). Alpine asked for the Third-Party Committee’s opinion as to (a) whether the purpose of the share exchange was reasonable, including whether the share exchange would contribute to the improvement of corporate value of Alpine, (b) whether the fairness of the terms and conditions of the share exchange, including the share exchange ratio, has been ensured, (c) whether attention has been paid to the interests of the minority shareholders of Alpine in the share exchange through fair procedures, and (d) whether the share exchange is not disadvantageous to the minority shareholders of Alpine in light of (a) through (c).

In order to examine fairness of the share exchange ratio in a more multifaceted manner, the Third-Party Committee decided to analyze the share exchange ratio separately and independently from the analysis by SMBC Nikko as described under “—September 2018 Financial Analysis Report of Alpine’s Financial Advisor.” The Third-Party Committee appointed, from among multiple specialized institution candidates, Yamada, which is independent from both Alpine and Alps Electric, as its own third-party financial advisor to conduct an analysis of the share exchange ratio in the share exchange. The Third-Party Committee received a fairness opinion regarding the share exchange ratio from Yamada on September 26, 2018 as described under “—Opinion of the Third-Party Committee’s Financial Advisor.”

The Third-Party Committee held a total of eleven meetings between July 27, 2018 and September 20, 2018 and carefully considered the above matters by, among others, collecting information and having discussions whenever necessary. For the purpose of giving such consideration, the Third-Party Committee conducted question-and-answer sessions with Alps Electric and Alpine with respect to the contents of the most recent financial forecasts of each of Alps Electric and Alpine. In addition, the Third-Party Committee received explanations from Yamada concerning the method and results of the analysis of the share exchange ratio by Yamada and conducted sufficient question-and-answer sessions with Yamada with respect to its explanations. The Third-Party Committee also received explanations from TMI Associates, the legal advisor of Alpine, concerning such matters as the method and process of decision-making of the board of directors of Alpine with respect to the final examination.

Under such circumstances, on the premise of such explanations, the financial analysis conducted by Yamada and other materials it reviewed, the Third-Party Committee submitted a written report to the board of directors of Alpine on September 26, 2018 substantially to the effect that (a) the purpose of the share exchange is reasonable, (b) the fairness of the terms and conditions of the share exchange was ensured, (c) attention has been paid to the interests of the minority shareholders of Alpine in the share exchange through fair procedures, and (d) the share exchange is not disadvantageous to the minority shareholders of Alpine.

An English translation of the September 26, 2018 Committee Report is included in this prospectus as Appendix L.

Opinion of the Third-Party Committee’s Financial Advisor

Opinion of YAMADA Consulting Group Co., Ltd.

Pursuant to an engagement letter dated July 27, 2018, Alpine retained Yamada on the advice of the Third-Party Committee to act as the Third-Party Committee’s financial advisor. In that role, Yamada was asked to deliver a fairness opinion to the Third-Party Committee in connection with the proposed share exchange.

On September 26, 2018, Yamada provided a fairness opinion dated such date to the Third-Party Committee. The fairness opinion expressed Yamada’s opinion that, as of the date of its opinion and based upon, and subject to, the factors and assumptions set forth in its opinion, the share exchange ratio in the proposed share exchange was fair, from a financial point of view, to the holders of Alpine common stock (other than Alps Electric). No limitations were imposed by the Third-Party Committee with respect to the investigations made or procedures followed by it in rendering its opinion.

The full English translation of Yamada’s opinion dated September 26, 2018, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix K to this prospectus and is incorporated herein by reference. Yamada has consented to the inclusion of its opinion herein. Alpine’s shareholders are urged to read the opinion in its entirety. Yamada’s opinion is addressed to the Third-Party Committee, relates only to the share exchange ratio in the proposed share exchange and does not constitute a recommendation to any shareholder of Alpine as to how such shareholder should vote at any meeting of shareholders. The summary of the opinion of Yamada set forth in this prospectus is qualified in its entirety by reference to the full text of the opinion.

In preparing its opinion, Yamada in principle used without modification information provided by Alpine, public information as well as other information, assumed that all such information is accurate and complete and that there is no information yet to be disclosed to Yamada that could significantly affect the analysis of the respective values of the shares of common stock of Alpine and Alps Electric, and did not independently verify the accuracy or completeness of such information.

Yamada did not undertake an independent evaluation or assessment of any of the assets or liabilities (including off-balance sheet assets, off-balance sheet liabilities and contingent liabilities) of Alpine and Alps Electric or any of their respective related companies, and analyzed other information used as a basis for its examination subject to certain restrictions. In addition, Yamada assumed that the respective business plans of Alpine and Alps Electric have been reasonably prepared based on the best available estimates and judgments, as of the date such business plans were formed, of the respective managements of Alpine and Alps Electric.

Yamada also conducted question-and-answer sessions with the respective managements of Alpine and Alps Electric with respect to certain matters related to the transaction, the past and current respective business operations of Alpine and Alps Electric, the respective financial positions as well as the future forecasts and operations of Alpine and Alps Electric, the impact that the transaction would have on the respective financial positions and future forecasts of Alpine and Alps Electric, and such other matters as Yamada determined necessary or appropriate for its analysis. Accordingly, the analysis and opinion conducted by Yamada at the request of the Third-Party Committee are limited to the information available to Yamada as of the date of its opinion. Therefore, even though the contents of Yamada’s opinion may be affected by subsequent events, Yamada assumes no obligation to update, revise or supplement the contents of its opinion due to such subsequent events.

In addition, Yamada’s opinion is based on the financial information prepared in accordance with Japanese GAAP that was provided or available to, discussed with or reviewed by or for Yamada, or publicly available. In issuing its opinion, Yamada relied on the advice of legal counsel with respect to any related legal issues.

The opinion delivered to the Third-Party Committee only expresses Yamada’s opinion that the proposed share exchange ratio contemplated in the transaction is fair from a financial point of view to Alpine’s common shareholders (other than Alps Electric), and does not express any opinion as to Alpine’s decision regarding the transaction. Moreover, the opinion delivered to the Third-Party Committee does not express Yamada’s opinion concerning the price at which shares of Alpine’s common stock would be traded in the future.

Yamada was not asked by the Third-Party Committee to express its opinion as to the fairness of the share exchange ratio to the holders of any class of securities of Alpine (other than Alpine’s common shareholders) or creditors or persons with other rights concerning Alpine, or any other matters of concern to the foregoing parties, and Yamada did not express any such opinion.

The opinion delivered to the Third-Party Committee represents the opinion of Yamada, based on certain assumptions, as an independent third party, and does not guarantee any legal, tax or other treatment.

Yamada was not granted any authority to, and did not, solicit a third party in connection with the transaction or any other alternative transaction. Moreover, Yamada does not express any opinion as to whether an alternative transaction would achieve a larger amount of consideration for the shareholders of Alpine than the consideration contemplated in the share exchange.

Yamada has no special interest in Alpine, the Third-Party Committee or Alps Electric. The amount of fees Yamada will receive for advising the Third-Party Committee with respect to the share exchange will not be affected by the views expressed in its opinion, the successful closing of the contemplated transaction or the share exchange ratio. Neither Yamada nor any of its affiliates has in the past provided any financial advisory services to, or has received any fees as consideration for such services from, either of Alpine or Alps Electric. In addition, Yamada has no plan at present to provide such services or receive fees as consideration for such services in the future.

Financial Analyses of Yamada Underlying its Opinion

The following is a summary of the material financial analyses conducted by Yamada in connection with providing its opinion. The following does not purport to be a complete description of the analyses or data used or presented by Yamada.

Discounted Cash Flow Analysis

Yamada conducted a DCF analysis to evaluate the respective intrinsic values of Alpine and Alps Electric, based on the status of their respective future business activities. The foregoing analysis, for which Yamada used the Third Internal Financial Forecasts, indicated a range of exchange ratios, stated in terms of the number of Alpine’s common shares to one common share of Alps Electric, of 0.45~0.65 and a median exchange ratio of 0.55.

In the DCF analysis, in order to analyze the range of values per Alps Electric common share, Alps Electric’s firm value and share value were analyzed by making certain financial adjustments to the enterprise value obtained by discounting the future free cash flow expected to be generated by Alps Electric, based on the future revenue projections of Alps Electric, to its current value using a specified discount rate. Such future revenue projections took into consideration various factors such as the business plan, prepared by Alps Electric, for the period from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021, recent earnings trends, and public information. The discount rate used, which was based on Alps Electric’s weighted average cost of capital, or WACC, was between 5.57% and 6.81%, and the perpetual growth rate used was 0%.

In order to analyze the range of values per Alpine common share, Alpine’s firm value and share value were analyzed by making certain financial adjustments to the enterprise value obtained by discounting the future free cash flow expected to be generated by Alpine, based on the future revenue projections of Alpine, to its current value using a specified discount rate. Such future revenue projections took into consideration various factors such as the business plan, prepared by Alpine, for the period from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021, recent earnings trends, and public information. The discount rate used, which was based on Alpine’s WACC, was between 7.07% and 8.64%, and the perpetual growth rate used was 0%.

Based on the results of such analysis, the share exchange ratio was indicated to be between 0.45 and 0.65. The respective financial forecasts of Alpine and Alps Electric that Yamada used as a basis for its DCF analysis, namely the Third Internal Financial Forecasts, do not contemplate any significant increase or decrease in profits. Such financial forecasts of Alpine and Alps Electric also do not assume the consummation of the share exchange transaction.

Necessary Operating Cash. Yamada believed it is common in theory and practice to treat the cash amount necessary for business operations as operating cash and the surplus cash amount as non-operating assets. In addition, Yamada believed that the level of operating cash varies among industries, companies, economic environments and other factors such that it is not possible to set a uniform standard for it. Based on the question-and-answer sessions with the respective managements of Alpine and Alps Electric and other facts, Yamada believed that the levels of necessary operating cash of Alpine and Alps Electric are not unreasonable.

In addition, while necessary operating cash was taken into consideration in conducting a DCF analysis of the enterprise values of not only Alpine but also Alps Electric, a hypothetical analysis that Yamada conducted in which the necessary operating cash of Alpine and Alps Electric were assumed to be zero (that is, where all cash and deposits were treated as non-operating assets) indicated the share exchange ratio to be between 0.50 to 0.70.

Perpetual Growth Rate. In the DCF analysis of Alpine, the perpetual growth rate used was 0%. Yamada observed that, in recent corporate reorganizations and management buy-outs in Japan, the perpetual growth rate used in the DCF analyses of enterprise values of target companies is often 0% or between–0.25% and 0.25% or–0.5% and 0.5%, making the median value 0% (according to Yamada, approximately 75% of over ten samples from recent published cases in Japan used a perpetual growth rate of 0%). Therefore, Yamada believed that it is common practice to use a perpetual growth rate of 0% for going concerns such as Alpine.

Period Covered by Financial Forecasts. The DCF analysis of Alpine was conducted based on financial forecasts for a three-year period. Yamada believed it is common practice, when conducting DCF analyses of enterprise value, to use projections for periods over which forecasts can be reasonably made with a certain degree of confidence. In recent corporate reorganizations and management buy-outs in Japan, Yamada observed that the DCF analyses of enterprise values of target companies are often based on financial forecasts for three to five years. In light of such recent examples, Yamada believed that it is not unreasonable to use three years of financial forecasts as a basis for the analysis of Alpine’s enterprise value.

Market Share Price Analysis

According to Yamada, market share price analyses are usually conducted based on the share prices of the relevant publicly traded companies during the most recent six month-period in order to ensure that the analyses reflect various factors affecting the subject companies. However, Yamada believed that Alpine’s share prices following the announcement of the proposed share exchange transaction have been affected by various speculations related to the proposed transaction and it is therefore likely that the market price has deviated from the fundamentals of Alpine (such as its earnings and financial condition). Therefore, Yamada believed that it is not appropriate to use the share prices during such period as a basis for a share value analysis. For this reason, Yamada did not conduct a market share price analysis.

Comparable Company Analysis

The comparable listed companies that are assumed to have similarities with Alpine include:

•	Clarion Co., Ltd.;

•	JVCKENWOOD Corporation; and

•	Pioneer Corporation.

With respect to Clarion Co., Ltd., Yamada believed that variables such as profit, shareholders’ equity and EBITDA did not show appropriate correlation with its enterprise value. With respect to Pioneer, (a) the news release titled “Pioneer Announces Business Results for 1Q Fiscal 2019” dated August 6, 2018 contains a note to its consolidated quarterly financial statements that there are substantial uncertainties about the going concern assumption and (b) there have been significant fluctuations of its share price presumably caused by market speculations following news reports to the effect that Pioneer was considering a fundamental overhaul of its business. Therefore, Yamada concluded that both Clarion Co., Ltd. and Pioneer are not appropriate as comparable listed companies and that JVCKENWOOD Corporation is the only company that could be used in a comparable company analysis of Alpine. However, in Yamada’s view, one company would not be a sufficient number of comparable companies to appropriately conduct a comparable company analysis. For this reason, Yamada did not conduct a comparable company analysis.

Additional Information Regarding Yamada

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Yamada. Yamada is not aware of any discrepancy that could arise between the share exchange ratio described above and the share exchange ratio to be actually used by Alpine and Alps Electric in the future, and Yamada assumes no liability for such discrepancy.

The Third-Party Committee advised Alpine to select, from among multiple candidates, Yamada as the financial advisor to the Third-Party Committee in connection with the proposed share exchange based on Yamada’s independence from each of Alpine and Alps Electric and their respective related companies, its past experience in delivering fairness opinions in similar transactions and its reputation in the mergers and acquisitions advisory industry.

For financial advisory services rendered by Yamada in connection with the proposed share exchange, Alpine has agreed to pay Yamada an aggregate fee equal to ¥32 million, all of which was contingent on Yamada’s delivery of its fairness opinion and provision of its financial analyses to the Third-Party Committee. Alpine has also agreed to reimburse Yamada for its costs and expenses incurred in connection with its engagement.

In the two years prior to the date of its fairness opinion, none of Yamada or its affiliates have (i) provided any services to Alpine, Alps Electric, or their respective related companies, or (ii) received compensation for such services. None of Yamada or its affiliates are aware of any particular circumstance that would affect Yamada’s independence from each of Alpine and Alps Electric and their respective related companies.

Interests of Certain Alpine Persons in the Share Exchange

Members of the Alpine board of directors and Alpine’s executive officers may have interests in the share exchange. These interests may create potential conflicts of interests. The Alpine board of directors was aware that such potential interests might exist. However, the decision of the Alpine board of directors to approve the Share Exchange Agreement was solely guided by the best interests of shareholders, employees and other stakeholders of Alpine.

The interests of certain members of the Alpine board of directors and Alpine executive officers are discussed in more detail below.

Positions at ALPS ALPINE Following the Share Exchange

After the share exchange, the ALPS ALPINE board of directors will consist of 12 directors. Of those persons, five are currently directors of Alpine, namely Mr. Nobuhiko Komeya, Mr. Koichi Endo, Mr. Shinji Maeda, Ms. Satoko Hasegawa, and Mr. Satoshi Kinoshita. Mr. Komeya and Mr. Endo will also become executive officers of ALPINE ALPINE upon the effectiveness of the share exchange.

Indemnification and Insurance

Currently, Alpine provides an indemnity to its directors and executive officers, to the extent permitted by the Companies Act of Japan and its articles of incorporation, as well as maintains insurance coverage against certain liabilities for all of Alpine’s directors. Alpine’s current directors and executive officers who became directors or executive officers of ALPS ALPINE after the share exchange will be entitled to indemnification and insurance coverage following the effectiveness of the share exchange from ALPS ALPINE.

Material Japanese Income Tax Consequences of the Share Exchange

Non-resident holders of shares of Alpine common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from Alpine as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Mori Hamada & Matsumoto, Japanese counsel to Alps Electric, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Material U.S. Federal Income Tax Consequences of the Share Exchange

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Alps Electric and Alpine have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, that as the share exchange is structured, it is more likely than not that the share exchange will qualify as a tax-deferred reorganization under the provisions of the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. If the share exchange qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of Alpine common stock for shares of Alps Electric common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of Alps Electric common stock and unless Alpine has been a PFIC at any time during the holding period of the U.S. Holder. If the share exchange does not qualify as a reorganization, a U.S. Holder that exchanges its shares of Alpine common stock for shares of Alps Electric common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Alps Electric common stock received and (b) any cash received in lieu of fractional shares of Alps Electric common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Alpine common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Material Japanese Income Tax Consequences of the Special Dividend

For Japanese income tax purposes, in the case of shareholders of Alpine who are non-residents of Japan, the special dividend will be treated in the same way as dividends on shares of Japanese companies generally, as described in “Taxation—Japanese Tax Consequences—Ownership and Disposition of ALPS ALPINE Shares.”

Material U.S. Federal Income Tax Consequences of the Special Dividend

For U.S. federal income tax purposes, the special dividend is expected to be characterized as a distribution pursuant to Section 301(a) of the Code. Under such characterization, the gross amount of distributions paid to a U.S. Holder (as defined under “Taxation”) with respect to shares of Alpine common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of Alpine’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Alpine does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that the entire amount of any distribution, including the distribution of special dividend, generally will be reported as dividend income. Dividend income will be includible in gross income on the day it is actually or constructive received by the U.S. Holder. A corporate U.S. Holder will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. Certain non-corporate recipients (including individuals) will be subject to tax at preferential tax rates, provided that certain conditions are satisfied.

However, if Alpine has been a PFIC at any time during a U.S. Holder’s holding period, special, unfavorable, U.S. federal income tax rules will apply to the U.S. Holder and may change the treatment of distributions on the Alpine common stock described above, including the availability of the preferential tax rates with respect to distributions to certain non-corporate recipients.

See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the receipt of special dividends with respect to Alpine stock.

Anticipated Accounting Treatment

The share exchange will be accounted for by ALPS ALPINE as an equity transaction, not a business combination, since Alps Electric controls Alpine before and after the business integration. There will be no profit or loss to be recognized in the consolidated statements of profit or loss or comprehensive income of ALPS ALPINE, excluding consideration of tax attributes. The fair value of the consideration issued to Alpine’s shareholders will be recorded as a reduction in the carrying amount of non-controlling interest. Any difference between the fair value of the shares issued to acquire the remaining shares of Alpine by ALPS ALPINE and the carrying amount of non-controlling interest shall be recognized in ALPS ALPINE’s equity attributable to owners of the company. Refer to “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 23.

Regulatory Matters

Alps Electric and Alpine have filed notifications and reports regarding the share exchange with the following antitrust authorities, whose approvals were necessary to conduct the share exchange. As set forth below, all such approvals have been obtained.

Japanese Regulatory Approvals

Alps Electric and Alpine made a pre-filing consultation with the JFTC regarding the antitrust implications of the share exchange and made a formal filing on January 22, 2018. On January 31, 2018, the JFTC granted early clearance.

Regulatory Approvals in Other Jurisdictions

The United States. Alps Electric and Alpine submitted a premerger notification regarding the share exchange with the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act on January 24, 2018. The Federal Trade Commission confirmed the receipt of the notification on January 29, 2018, and granted early termination on February 2, 2018.

The European Commission. Alps Electric and Alpine made a pre-filing consultation with the European Commission on March 30, 2018 regarding the antitrust implications of the share exchange. The European Commission confirmed the receipt of the notification on April 25, 2018 and granted clearance on May 24, 2018.

China. Alps Electric and Alpine submitted a notification regarding the share exchange with the Ministry of Commerce of the People’s Republic of China, or MOFCOM, under the Anti-Monopoly Law of the People’s Republic of China on March 30, 2018. MOFCOM accepted the notification on May 16, 2018. Clearance was granted on May 28, 2018.

Taiwan. Alps Electric and Alpine submitted a notification with the Taiwan Fair Trade Commission on April 16, 2018. Clearance was granted on June 14, 2018.

Fees, Costs and Expenses

All expenses incurred in connection with the share exchange, the Share Exchange Agreement and related agreements, as well as the fees and expenses related to the preparation and filing of the registration statement on Form F-4 and this prospectus, as well as the SEC filing fees and the filing fees incurred pursuant to the requirements of the HSR Act and other antitrust laws in foreign jurisdictions will be borne 50% by Alps Electric and 50% by Alpine. From the perspective of Alps Electric’s consolidated results of operations, as Alpine is a consolidated subsidiary of Alps Electric, 100% of such expenses are and will be recorded by Alps Electric.

Dissenters’ Appraisal Rights

Any Alpine shareholder (i) who notifies Alpine prior to the extraordinary general meeting of shareholders of his or her intention to oppose the share exchange, and who votes against approval of the share exchange agreement, as amended as of February 27, 2018, at the extraordinary general meeting of shareholders, or (ii) who is not entitled to vote at such extraordinary general meeting of shareholders, and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and share handling regulations of Alpine (a “dissenting shareholder”) may demand that Alpine purchase his or her shares of Alpine common stock at fair value. If a shareholder votes against the share exchange agreement via the Internet or by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. The failure of a shareholder who is entitled to vote at such extraordinary general meeting of shareholders to provide such notice prior to the general meeting or to vote against approval of the share exchange agreement at the extraordinary general meeting will in effect constitute a waiver of the shareholder’s right to demand that Alpine purchase his or her shares of common stock at fair value. The dissenting shareholder who has made such demand may withdraw such demand only if Alpine approves such withdrawal.

Alpine will give notice to each shareholder or public notice announcing that Alpine intends to execute the share exchange and provide the name and address of Alps Electric, no later than 20 days prior to the effective date of the share exchange (such notice or public notice may be made prior to the date of the extraordinary general meeting of shareholders). The demand referred to in the preceding paragraph must be made within the period from the day 20 days prior to the effective date of the share exchange to the date immediately preceding the effective date of the share exchange.

The demand must state the number of shares relating to such demand. The Companies Act does not require any other statement in the demand. Accordingly, the demand is legally valid regardless of whether the demand includes the dissenting holder’s estimate of the fair value of shares. The dissenting shareholder must also request an individual shareholder notification through its standing proxy in Japan from Japan Securities Depository Center, Inc., or JASDEC, and submit a receipt of the individual shareholder notification and identity verification documents to Alpine upon the request from Alpine.

If the value of such shares is agreed upon between the dissenting shareholder and Alpine, then Alpine is required to make payment to such dissenting shareholder of the agreed value within 60 days of the effective date of the share exchange. If the dissenting shareholder and Alpine do not agree on the value of such shares within 30 days from the effective date of the share exchange, the shareholder or Alpine may, within 30 days after the expiration of such period, file a petition with the Tokyo District Court for a determination of the value of his or her shares. Alpine is also required to make payment of statutory interest on such share value as determined by the court accruing from the expiration of the 60-day period referred to in the second preceding sentence; provided, however, that Alpine may prepay dissenting shareholders the amount that Alpine considers to be fair even before the court determines the value of the shares, in which case any interest on the paid amount will not accrue after such prepayment. The transfer of shares from dissenting shareholders to Alpine becomes effective on the effective date of the share exchange.

Dissenter’s appraisal rights for shareholders of Alpine, as a company becoming a wholly owned subsidiary through a share exchange, are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix M.

Resale of Shares of Alps Electric Common Stock under U.S. Securities Laws

The exchange of shares of Alpine common stock held by U.S. shareholders for shares of Alps Electric common stock in connection with the share exchange has been registered under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, there will be no restrictions under the Securities Act on the resale or transfer of such shares by U.S. shareholders of Alpine except for those shareholders, if any, who become “affiliates” of Alps Electric as such term is used in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Alps Electric generally include individuals or entities that, directly or indirectly, control, are controlled by or are under common control with Alps Electric. With respect to those shareholders who may be deemed to be affiliates of Alps Electric after the share exchange, Rule 144 places certain restrictions on the offer and sale within the United States or to U.S. persons of shares of Alps Electric common stock that may be received by them pursuant to the share exchange. This prospectus does not cover resales of shares of Alps Electric common stock received by any person who may be deemed to be an affiliate of Alps Electric after the share exchange.

THE SHARE EXCHANGE AGREEMENT

The following is a summary of selected provisions of the share exchange agreement dated July 27, 2017 as amended by the memoranda of understanding dated February 27 and July 27, 2018. This summary is qualified in its entirety by reference to such agreements, English translations of which are incorporated by reference in their entirety and attached to this prospectus as Appendices A and B. Alps Electric urges you to read such English translation in that entirety.

The Share Exchange

On January 1, 2019, Alps Electric and Alpine will consummate a share exchange pursuant to the Companies Act through which Alpine will become a wholly owned subsidiary of Alps Electric. Specifically, in the share exchange, Alps Electric will deliver to each of the common shareholders of Alpine (after the cancellation of treasury shares of Alpine), other than Alps Electric Co., Ltd., 0.68 shares of Alps Electric common stock for each share of Alpine common stock it owns as of the “record time,” in exchange for which Alps Electric will acquire all of the issued shares of Alpine common stock. The “record time” is the time immediately prior to the time at which Alps Electric acquires all of the issued shares of Alpine through the share exchange.

Covenants and Agreements

Operation of Business

Until the share exchange becomes effective, Alps Electric and Alpine will, and will cause their subsidiaries to, conduct their businesses and manage and operate their respective assets with the due care required of a prudent manager.

Duty of Consultation

Until the share exchange becomes effective, if Alps Electric and Alpine, or cause their subsidiaries to, conduct an act that has a significant impact on their assets, rights or obligations or an act that has a significant impact on the consummation of the share exchange or the share exchange ratio, Alps Electric and Alpine will discuss with each other and agree in advance.

Duty of Notification

Until the share exchange becomes effective, if an event that may have a significant impact on the assets, rights or obligations of Alps Electric or Alpine or another event that may have a significant impact on the consummation of the share exchange occurs or is found to exist, Alps Electric or Alpine shall promptly notify the other party to that effect as well as the details of such event.

Cancellation of Treasury Shares

By a resolution of the board of directors held no later than the day immediately prior to the effective date of the share exchange, Alpine will cancel all of its treasury shares held at the time immediately prior to the acquisition of all of the issued shares of Alpine by Alps Electric through the share exchange.

Conditions to the Share Exchange

The obligations of each of Alps Electric and Alpine to carry out the share exchange are subject to the satisfaction of, among other things, conditions such as the following:

•

(in the case that notice prescribed in Article 796, paragraph (3) of the Companies Act is given by the shareholders holding shares in an amount prescribed in Article 197 of the Ordinance for Enforcement of the Companies Act) Alps Electric has obtained shareholder approval of the Share Exchange Agreement on or before the day preceding the effective date of the share exchange;

•	Alpine has obtained shareholder approval of the Share Exchange Agreement on or before the day preceding the effective date of the share exchange;

•	approvals of relevant government agencies and other authorities necessary to conduct the share exchange being obtained; and

•	the share exchange agreement has not been terminated in accordance with the share exchange agreement.

Termination and Amendment

Alps Electric and Alpine may terminate upon consultation between the parties, or amend upon agreement between the parties, the Share Exchange Agreement during the period from July 27, 2017, the execution date of the agreement, to January 1, 2019, the effective date of the share exchange, if any of the following occurs:

•	a material change in the financial condition or operating condition of the other party;

•	a material interference with the execution of the share exchange occurs or is found to exist; or

•	any significant difficulty in achieving the purpose of the Share Exchange Agreement.

The Share Exchange Agreement also may be terminated or amended by agreement of the parties.

Stock Acquisition Rights

Alpine has stock acquisition rights outstanding. In accordance with the Share Exchange Agreement, with regard to the following stock acquisition rights issued by Alpine, for those stock acquisition rights that the holders thereof do not exercise by the earlier of (a) the last day of the exercise period set forth in the terms and conditions of such stock acquisition rights or (b) the day before the effective date of the share exchange, Alps Electric will deliver Alps Electric stock acquisition rights, with terms reflecting among other things the share exchange ratio and the terms of the relevant series of Alpine stock acquisition rights, to each of such Alpine stock acquisition rights holders who are registered or recorded in the stock acquisition rights registry of Alpine as of                     , 2018, in exchange for each Alpine stock acquisition right they hold.

Alps Electric will deliver to each of the holders of Alpine stock acquisition rights, that were issued as specified in the following list at the time immediately before Alps Electric acquires all of the issued shares of Alpine by way of the share exchange and remain outstanding at such time, stock acquisition rights of Alps Electric at the ratio of one stock acquisition right of Alps Electric to one stock acquisition right of Alpine.

•	First Series of Stock Acquisition Rights (resolution at the meeting of the board of directors of Alpine held on June 19, 2014)

•	Second Series of Stock Acquisition Rights (resolution at the meeting of the board of directors of Alpine held on June 18, 2015)

•	Third Series of Stock Acquisition Rights (resolution at the meeting of the board of directors of Alpine held on June 22, 2016)

•	Fourth Series of Stock Acquisition Rights (resolution at the meeting of the board of directors of Alpine held on June 22, 2017)

•	Fifth Series of Stock Acquisition Rights (resolution at the meeting of the board of directors of Alpine held on July 23, 2018)

Alpine has not issued any convertible bond-type bonds with subscription rights.

BUSINESS OF ALPS ELECTRIC

Alps Electric Co., Ltd. is a joint stock company incorporated under the laws of Japan. Its head office is located at 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo 145-8501. The telephone number of its registered office is +81-3-3726-1211. Alps Electric’s agent for service of process in the United States is Alps Electric (North America), Inc., located at 2463 South 3850 West, Salt Lake City, UT 84120 (attention: General Counsel and Corporate Secretary), and its telephone number is (801) 413-0169.

Alps Electric’s shares of common stock are currently listed on the First Section of the Tokyo Stock Exchange.

History

Alps Electric was founded in 1948 as Kataoka Electric Co., Ltd.

In 1961, Kataoka Electric Co., Ltd. listed its shares on the Second Section of the Tokyo Stock Exchange, later moving to the First Section in 1967.

In 1964, Kataoka Electric Co., Ltd. changed its company name to Alps Electric Co., Ltd.

In 1967, Alps Electric and Motorola, Inc. established Alps Motorola Co., Ltd. as a joint venture. In the same year, Alps Electric acquired shares of Watakoma Co., Ltd., the present Alps Logistics Co., Ltd., or Alps Logistics.

In 1978, Alps Electric acquired all shares of common stock of Alps Motorola Inc., making it a wholly owned subsidiary. Later in the same year, Alps Electric changed the company name of Alps Motorola Inc. to Alpine Electronics, Inc.

In 1988, Alpine Electronics, Inc. became listed on the Second Section of the Tokyo Stock Exchange, later moving to the First Section in 1991.

In 2003, Alps Electric acquired all shares of common stock of Cirque Corporation in the U.S. Cirque Corporation develops capacitive trackpad technology and is Alps Electric’s center of technology development for capacitive touch solutions.

In 2004, Alps Logistics, Alps Electric’s subsidiary engaged in the logistics business, conducted an absorption-type merger with TDK Logistics Corporation, by which TDK Logistics Corporation was merged into Alps Logistics.

In 2010, Alps Electric established ALPS Green Device K.K., with a minority equity investment from Innovation Network Corporation of Japan. ALPS Green Device was engaged in developing and manufacturing parts and materials used in electronic devices, including miniaturized and highly efficient power transformers and controllers that would enhance the competitiveness of the power electronics industry and contribute to the realization of a low carbon society. In 2016, Alps Electric conducted an absorption-type merger with ALPS Green Device K.K., by which ALPS Green Device K.K. was merged into Alps Electric.

Business Overview

Alps Electric’s business consists of the following segments:

•	Electronic components. Its largest business segment by net sales, on a Japanese GAAP basis, is the electronic components segment, which engages in the manufacturing and sale of various electronic components for the automotive, mobile and EHII markets. As of March 31, 2018, Alps Electric manufactures and sells approximately 40,000 different electronic components to approximately 2,000 companies that produce automobiles, home appliances, mobile devices and industrial machinery around the world. Its main products for the automotive market include power window switches, instrument panel modules, steering wheel modules, remote keyless entry systems, Bluetooth™ modules, exhaust gas recirculation valve sensors, current sensors and TACT SwitchesTM. Its main products for the mobile market include actuators for cameras, touch panels, HAPTICTM Reactors and multi-control devices. Its main products for the EHII market include sensor network modules, thermal printers, current sensors and TACT SwitchesTM.

•

Automotive infotainment. In the automotive infotainment segment, Alpine, a consolidated subsidiary of Alps Electric, and its subsidiaries manufacture car navigation systems, car information display products, in-car sound systems and in-car audio products.

•

Logistics. Through Alps Logistics, a consolidated subsidiary of Alps Electric, and its subsidiaries, Alps Electric engages in integrated logistics services, primarily with respect to electronic components. Such services include the transportation, warehousing and forwarding of electronic components and other items, as well as the manufacturing and sale of packaging materials.

•	Other. Other than the above three reportable segments, Alps Electric also engages in businesses such as system development services, office services and financing and leasing services.

The following table provides a breakdown of Alps Electric’s net sales by segment for the periods indicated. The information by segment in the table has been prepared by Alps Electric based on the information set forth in its Japanese GAAP-based management reports as described in the notes to Alps Electric’s audited consolidated financial statements. For further information on reconciliation of Japanese GAAP net sales to revenue under IFRS, refer to Note 37 “First-time adoption of IFRS” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

	Fiscal year ended March 31,
	2017		2018
	External net sales/revenue	Percentage of total net sales	External net sales/revenue	Percentage of total net sales
	(Millions of yen, except percentages)
Electronic components	437,677	58.1%	514,032	59.9%
Automotive infotainment	242,307	32.2%	267,639	31.2%
Logistics	61,151	8.1%	64,666	7.5%
Other	12,128	1.6%	11,981	1.4%

Total net sales (Japanese GAAP)	753,263	100.0%	858,318	100.0%
IFRS adjustments	(1,700)	—	(786)	—

Total consolidated revenue	751,563	—	857,532	—

The following table provides a breakdown of Alps Electric’s revenue under IFRS by geographical area for the periods indicated:

	Japan	U.S.	China	Germany	Other countries	Total
	(Millions of yen)
Fiscal year ended March 31, 2017	150,329	135,579	116,641	74,820	274,194	751,563
Fiscal year ended March 31, 2018	156,168	155,255	135,204	85,229	325,676	857,532

Strategy

For a discussion of additional strategies of ALPS ALPINE after the share exchange, see “The Share Exchange—Strategies of ALPS ALPINE.”

Basic Management Policy

Throughout its 70-year history, Alps Electric has pursued monozukuri based on a stance of “devotion to electronic components.” Alps Electric strives to “perfect the art of electronics” by aiming to create products that are optimized, distinctive and environmentally friendly and that facilitate user-friendly communication and interaction between people and various types of media. Through such efforts, Alps Electric seeks to provide comfort to and enrich the lifestyles of people everywhere, as well as enhance its corporate presence and value.

Its corporate philosophy, too, calls for the creation, through monozukuri, of “new value that satisfies stakeholders and is friendly to the Earth.” Alps Electric’s basic management policy is to fulfill its social responsibility and to strive to maximize its corporate value for its various stakeholders, such as its shareholders, business partners, local communities, the global society and Alps Electric employees, setting forth the following five approaches:

•	Pursuit of Value. Alps Electric pursues the creation of new value.

•	Harmony with Nature. Alps Electric strives to operate in harmony with the environment.

•	Partnership with Customers. Alps Electric aims to learn from its customers and respond quickly to their needs.

•	Fair Management. Alps Electric endeavors to manage its business fairly and from a global perspective.

•	Respect for the Individual. Alps Electric seeks to draw upon the enthusiasm of every employee.

Medium-Term Business Plan for Electronic Components Segment

Alps Electric formulated its 8th Mid-Term Business Plan for the three-year period ending March 2019. In it, Alps Electric targets to achieve in the electronic components segment (on a Japanese GAAP basis) both annual net sales of 500.0 billion yen and a 10% operating profit margin by the final fiscal year of the plan, naming such target “GT510.” Alps Electric achieved a 10% operating profit margin in its electronic components segment on a Japanese GAAP basis for the fiscal year ended March 31, 2018.

In order to achieve such targets, Alps Electric set forth the following strategies.

Strategy to Increase Net Sales to 500.0 Billion Yen in the Electronic Components Segment

While also aiming to become “a company that can achieve sustained growth,” Alps Electric has positioned the automotive, mobile and EHII markets as its three priority markets for achieving annual net sales of 500.0 billion yen (on a Japanese GAAP basis) in the electronic components segment. As part of such efforts, Alps Electric set a goal to realize “dual pillars of profit,” such pillars being products in the automotive market and those in the mobile market. Alps Electric intends to work toward making the EHII market products a new profit pillar in the years to come.

In an attempt to achieve these goals, Alps Electric has adopted the following strategies for its electronic components segment with respect to the automotive, mobile and EHII markets:

•

Automotive market: In the automotive market, Alps Electric aims to further raise profitability, targeting to achieve annual net sales of 300 billion yen (on a Japanese GAAP basis) within its electronic components segment by the fiscal year ending March 31, 2019, naming such target “Auto 3000.” In the automotive module business, Alps Electric intends to spur new product development, integrating the fields of (i) input devices, or HMI, (ii) SENSORING™ and (iii) connectivity at the same time boosting profitability through efforts to ensure high quality and raise productivity. In the automotive devices business, Alps Electric intends to further develop communication devices that are essential for enabling ADAS and autonomous driving. Alps Electric also intends to further develop various types of sensors that are environmentally friendly.

•

Mobile market: In the mobile market, Alps Electric targets to achieve annual net sales of 200 billion yen (on a Japanese GAAP basis) within its electronic components segment by the fiscal year ending March 31, 2019, naming that target “Mobile 2000.” In order to achieve such goal, Alps Electric intends to further focus on creation of new products and activities to increase the number of its customers. The scope of this domain has been expanded to encompass not only the smartphone sector, which was targeted previously, but all mobile devices. Alps Electric intends to continue to introduce for this market a variety of input devices, HAPTIC™ devices providing tactile feedback, and high-performance sensors for end products like wearable devices, virtual reality devices and drones.

•

EHII market: Alps Electric intends to establish the manufacturing and sale of EHII products as its next business pillar through new product development that combines its three core technological domains of HMI, SENSORING™ and connectivity. In the IoT market, sensors and communication modules are key devices, and Alps Electric was quick to develop and introduce to the market IoT Smart Modules, fusing the two technology domains of SENSORING™ and connectivity. Alps Electric is gradually achieving results in the other business areas within the EHII market, targeting the energy savings, healthcare and industrial equipment markets in particular. Alps Electric intends to persist with efforts to make inroads into these domains, using IoT as an entry point. In addition, Alps Electric intends to accelerate the pace of this business further by expanding collaboration with other companies and more actively seeking to expand the customer bases for and uses of its products.

Improving Productivity by Promoting Reforms to Workstyles

To achieve annual net sales of 500.0 billion yen (on a Japanese GAAP basis) in the electronic components segment by the fiscal year ending March 31, 2019, Alps Electric considers that it is essential to make efforts to improve productivity in all of its divisions, not only in the manufacturing divisions but also in other divisions such as its technological and back-office divisions, and on a global scale. To this end, Alps Electric is working to automate and improve processes on the manufacturing floor through the utilization of robots and other means, and is promoting the use of IT, such as artificial intelligence, or AI, and new technologies. At the same time, under the leadership of management, Alps Electric is actively moving forward with reforms to employee workstyles that both improve productivity and promote work-life balance, including efforts to enhance flexible working arrangements using information and communication technology.

Medium-Term Business Plan for Automotive Infotainment Segment

In the automotive infotainment segment, which is run by Alpine and its subsidiaries, Alps Electric formulated VISION2020, a corporate vision setting forth targets to be achieved by the fiscal year ending March 31, 2021. For further descriptions of Alpine’s medium term business plan, see “Business of Alpine—Strategy.”

Businesses

The following description of Alps Electric’s businesses includes information regarding the net sales for each of Alps Electric’s reporting segments and the net sales of its other businesses. Such information is on a Japanese GAAP basis unless otherwise indicated. For further information, refer to Note 4 “Segment information” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

Electronic Components Segment

The electronic components segment is Alps Electric’s largest business segment. In the fiscal years ended March 31, 2017 and 2018, Alps Electric’s Japanese GAAP net sales in the electronic components segment were 437.7 billion yen and 514.0 billion yen, respectively. The electronic components segment accounted for 58.1% and 59.9% of Alps Electric’s Japanese GAAP net sales for the fiscal years ended March 31, 2017 and 2018, respectively.

As of August 2017, sales to overseas customers, principally in the United States, China and numerous countries in Europe, account for nearly 80% of total net sales in the electronic components segment.

Alps Electric manufactures and sells electronic components based on its prowess in its three core technological domains, namely HMI, SENSORINGTM, and connectivity, making efforts in each of such domains as described below.

•

HMI. Alps Electric has been producing input devices that connect human beings with machines ever since its founding. Alps Electric has adapted to the times, developing ever smaller and thinner products and responding to needs for greater integration and multifunctionality. Maintaining advanced standards for operating feel, Alps Electric continues to pursue the creation of optimal products.

•

SENSORINGTM. Alps Electric harnesses original materials, processing technologies and software to create high-quality sensing devices. Alps Electric supplies an extensive variety of compact, high-sensitivity sensors for the constantly evolving mobile domain, and compact current sensors compatible with large voltages for automobiles. Alps Electric’s ongoing development of environmentally friendly SENSORINGTM devices contributes to the growth of smart societies via their use in such applications as energy management systems and industrial equipment.

•

Connectivity. Alps Electric supplies a variety of data communication modules making extensive use of radio frequency (RF) technology and software to support BluetoothTM, wireless LAN, LTE and other standards, as well as advancements in the automotive domain such as V2X technology. Alps Electric continues to support easy, reliable access to diverse types of information with distinctive product varieties, including products combined with input devices and sensors.

Alps Electric categorizes its wide variety of products in the electronic components segment into automotive market products, mobile market products and EHII market products. Below is a discussion of each.

Automotive Market Products

Alps Electric’s automotive market products are further categorized into:

•	automotive modules, such as remote keyless entry systems, instrument panel modules and electronic parking brakes, which may incorporate one or more automotive devices.

•	automotive devices, such as exhaust gas recirculation valve sensors, current sensors and tire pressure monitoring systems, and

Below are descriptions of the principal categories of automotive modules and automotive devices:

Automotive Modules. Alps Electric’s automotive modules include the following:

•

Car-door and seat area products, which are primarily switches used inside cars, such as power window switches, electronic parking brakes and engine start switches. Power window switches enable the operation of car windows without having to turn the window handles. Electronic parking brakes are buttons or switches in cars that activate the parking brakes in lieu of a parking brake pedal or lever. Engine start switches enable drivers to start the engine without turning an ignition key.

•

Car-instrument panel area products, which primarily include electronic panels and modules, provide functional control of cars. For example, instrument panel modules are installed within the front panels of cars, and enable the operation of such systems as air conditioners and audio systems. Electronic shifters are used in many newer automobile models in lieu of traditional, gear-centered shifters. Finally, HAPTIC COMMANDERTM is a trademarked product of Alps Electric that enables drivers to operate various in-car systems and provides them with tactile feedback, such as different patterns of vibration, in response to driver operation.

•

Car-steering products, which primarily include products relating to automobile steering systems, such as steering wheel modules and clock springs. Steering wheel modules, which are attached to steering wheels, include such devices as airbag sensors and levers for operating turn signals and window wipers. Clock springs are sensors for in-car airbags that detect automobile impact, in order to deploy airbags.

•	Car communication products, an example of which is remote keyless entry systems, namely electronic keys that enable car doors to be locked or unlocked from a distance.

Automotive Devices. Alps Electric’s automotive modules include the following:

•

Communication network modules, which include communication systems or modules to provide connectivity to cars, such as Bluetooth™ and Wireless-LAN modules and V2X communication devices. Bluetooth™ and Wireless-LAN modules enable smartphone and other mobile devices to connect to in-car functions such as audio and navigation systems. V2X modules, which are used for such purposes as ADAS, enable cars to receive and transmit information with sources outside cars, using such transmission systems as global navigation satellite system and millimeter-wave radar.

•

Various sensors, which include throttle position sensors, exhaust gas recirculation valve sensors, tire pressure monitoring systems, steering angle sensors and current sensors. Throttle position sensors track the position of a car’s throttle. The exhaust gas recirculation valve sensors detect the angle of the valves attached inside the duct/pipe through which the exhaust gas of the car runs. Tire pressure monitoring systems include sensors that detect the air pressure in tires, enabling monitoring of tire condition. Steering angle sensors track the angle of steering. Current sensors detect the current in the system or modules to which the current sensors are attached.

•

Switches, including TACT SwitchesTM and detector switches. TACT Switches TM are trademarked tactile switches that come in various sizes and gram forces, and which are commonly used in many consumer electronic devices. Detector switches are switches that are activated by means of the collision of two objects, and are commonly used to detect whether such things as automobile doors or the covers of consumer electronic devices are open or closed.

Mobile Market Products

Alps Electric’s main mobile market products include products for smartphones such as actuators for cameras, geomagnetic sensors, touch panels and waterproof TACT SwitchesTM, as well as products for drones, gaming devices and smartwatches, such as HAPTICTM Reactors and multi-control devices.

Below are descriptions of Alps Electric’s principal products in the mobile market:

Products for Smartphones. Alps Electric manufactures various products to be used in smartphones, including the following:

•

Camera actuators, namely the frames that contain and operate smartphone camera lenses. Actuators are used to enable lens autofocus, as well as to adjust for hand movements when users operate the smartphone cameras.

•	Touch panels, which are the transparent panels on the face of smartphones that enable touch control of smartphone functions.

•	Geomagnetic sensors, which enable the smartphone to detect where it is located. Similar sensors are used in digital watches.

•	Waterproof TACT SwitchesTM, which are small, thin, waterproof and dustproof switches that are typically used as the “home” button of smartphones.

•	HAPTICTM Reactors, which are used to generate various patterns of vibrations for use in smartphones.

Products for Drones, Gaming Devices and Smartwatches. Alps Electrics’ products for drones, gaming devices and smartwatches include the following:

•	HAPTICTM Reactors, which are used in gaming devices to generate various vibration patterns to simulate various types of real-world tactile stimuli.

•

Multi-control devices, an example of which is stick controllers that are incorporated into gaming controllers. The multi-control devices can be moved around 360 degrees to enable particular movements or commands in game play.

•	Atmospheric pressure sensors, which are typically installed in smartwatches, measuring atmospheric pressure.

EHII Market Products

Alps Electric’s primary EHII market products include sensor network modules, Bluetooth™ modules, thermal printers, current sensors and TACT SwitchesTM.

Below are descriptions of Alps Electric’s principal products in the EHII market:

•

Sensor network modules, which are micromodules that consist of multiple sensors, such as acceleration sensors, geomagnetic sensors, temperature and humidity sensors, atmospheric pressure sensors and ultraviolet intensity sensors, combined with Bluetooth™ modules that connect to the Internet. These modules may be used to monitor users’ health conditions or certain indoor and outdoor environmental factors.

•

Bluetooth™ modules, which are installed in various EHII market products, enable the monitoring of such things as users’ motions and physical conditions, or various environmental factors, remotely over the Internet.

•	Thermal printers, which are printers, such as photograph printers, that utilize heat rather than ink to print images.

•	Current sensors, which detect the current in the system or modules to which the current sensors are attached.

•	TACT SwitchesTM, which are trademarked tactile switches that come in various sizes and gram forces, and which are commonly used in many consumer electronic devices.

Recent Developments

In June 2018, Alps Electric acquired all shares of common stock of Greina Technologies, Inc. in the U.S. for a purchase price of $4.1 million. Greina Technologies specializes in positioning systems, engaging in such activities as the design and development of wireless electronic systems and the provision of consulting services. Through this acquisition, Alps Electric aims to add greater value to its sensing solutions for the automotive market as well as the consumer electronics and mobile market by combining high-accuracy positioning technology based on original algorithms developed by Greina Technologies with Alps Electric’s compact, high-performance wireless communication module technology.

Automotive Infotainment Segment

In Alps Electric’s automotive infotainment segment, Alpine, a consolidated subsidiary of Alps Electric, and its subsidiaries, manufacture and sell in-car audio and information and communication products. The primary products in this segment are car navigation systems, car information display products, in-car sound systems and in-car audio products. Products in the automotive infotainment segment are sold both in and outside Japan. In the years ended March 31, 2017 and 2018, Alps Electric’s Japanese GAAP net sales in the automotive infotainment segment were 242.3 billion yen and 267.6 billion yen, respectively. The automotive infotainment segment accounted for 32.2% and 31.2% of Alps Electric’s Japanese GAAP net sales for the fiscal years ended March 31, 2017 and 2018, respectively. For further descriptions of the automotive infotainment segment, see “Business of Alpine—Products.”

Logistics Segment

Alps Electric provides integrated logistics services to third-party customers in and outside Japan, specializing in electronic components. Specifically, Alps Logistics, a consolidated subsidiary of Alps Electric, and its subsidiaries, provide transport, warehousing and forwarding services relating to electronic components and other items. Alps Logistics also manufactures and sells packaging materials. In the years ended March 31, 2017 and 2018, Alps Electric’s Japanese GAAP net sales in the logistics segment were 61.2 billion yen and 64.7 billion yen, respectively. The logistics segment accounted for 8.1% and 7.5% of Alps Electric’s Japanese GAAP net sales for the fiscal years ended March 31, 2017 and 2018, respectively.

Other

In addition to the activities described above, Alps Electric engages in various businesses, including the following:

•	system development services, such as the development and sale of software that supports companies’ internal administration and operation, as well as information security systems;

•	office services, such as staffing services as well as training programs and services for clients’ employees; and

•	financing services, such as factoring, as well as leasing services, including those relating to manufacturing facilities and vehicles.

In the years ended March 31, 2017 and 2018, Alps Electric’s Japanese GAAP net sales in the other businesses were 12.1 billion yen and 12.0 billion yen, respectively.

Competition

The electronic components and automotive infotainment products markets, the principal markets in which the Alps group competes, are highly competitive around the world and are characterized by the fast pace of innovation, frequent changes in customers’ requirements and the frequent introduction of new products and services by competitors and customers alike. Alps Electric competes in these markets with major manufacturers of electronic components and automotive infotainment products in Japan, as well as in the United States, Europe and China, on the basis of such factors as product quality, price, responsiveness to customer needs, the speed with which it can ramp up production of new products in collaboration with customers and suppliers, the ability to develop new products and new technologies, and stability in supplying products to customers.

Raw Materials

The most significant raw materials for Alps Electric in its business are semiconductors, electronic devices, metallic material, resin material, harnesses and substrates. Such raw materials are purchased from suppliers in Japan, the United States, China and other countries in Asia. Alps Electric has multiple supply sources for each of its major requirements, and it seeks to avoid being significantly dependent on any one or a few suppliers. The price of these raw materials and other materials fluctuates depending on foreign currency and market conditions.

Seasonality

Alps Electric generally sees increased demand from its customers in the second and third quarters of its fiscal year due to their increased production needs in anticipation of high shopping seasons such as Black Friday and Christmas, and the timing of the introduction of new products and car models. In turn, Alps Electric generally experiences decreased net sales at the end and the beginning of the calendar year, primarily due to reduced production at Alps Electric’s customers resulting from fewer operating days at its customers at that time on account of the Christmas, New Year and Lunar New Year holidays.

Sales Channels

For products in the electronic components segment, Alps Electric generally sells its products directly to its customers through its own sales functions, as well as through agents and e-commerce channels. The products in the automotive infotainment segment are generally sold by Alpine. Alps Logistics generally provides its services directly to customers.

Regulation

Alps Electric is committed to maintaining compliance with all environmental, health and safety laws and regulations applicable to its operations, products and services and to reducing its environmental impact across its business and supply chain. Alps Electric’s operations and many of its products are subject to various regulations that have been adopted with respect to the environment, such as the EU Waste Electrical and Electronic Equipment Directive; the RoHS Directive; and the EU REACH Regulation. Similar legislation has been adopted or is being considered in a number of other jurisdictions. To date, compliance with these laws and regulations has not had a material effect on Alps Electric’s capital expenditures, earnings or competitive position. However, see the risk factor entitled “Risk Factors—ALPS ALPINE will be subject to various, increasingly stringent environmental, health and safety laws and regulations that could impose liability on it and harm its operating results or future prospects,” in the section entitled Risk Factors, for additional information concerning regulatory compliance.

Alps Electric considers opportunities to minimize resource impacts and improve efficiencies over a product’s life cycle, from the materials it uses and a product’s energy footprint, to packaging and end-of-life activities such as reuse, refurbishment and recycling. Alps Electric implements global warming countermeasures and other environmental preservation activities through a plan for environmental preservation that is formulated every three years, with current targets to reduce waste emissions, water usage and energy consumption, to improve resource utilization and to promote sales of environmentally friendly products.

Organizational Structure

As of March 31, 2018, Alps Electric has 87 consolidated subsidiaries and 8 associates and joint ventures accounted for under the equity method. Set forth below are Alps Electric’s principal subsidiaries as of March 31, 2018:

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by Alps Electric (%)
Electronic components
ALPS ELECTRIC (NORTH AMERICA), INC.	United States	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRIC EUROPE GmbH	Germany	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRIC CZECH, S.R.O.	Czech	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRIC KOREA CO., LTD.	Korea	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRIC (MALAYSIA) SDN. BHD.	Malaysia	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRONICS HONG KONG LIMITED	Hong Kong	Sales of electrical parts	100.00
ALPS (CHINA) CO., LTD.	China	Holding company of China area, sales of electrical parts	100.00
ALPS (SHANGHAI) INTERNATIONAL TRADING CO., LTD.	China	Sales of electrical parts	100.00
DALIAN ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00
NINGBO ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00
WUXI ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRONICS TAIWAN CO., LTD.	Taiwan	Sales of electrical parts	100.00
Automotive infotainment
ALPINE ELECTRONICS, INC.	Japan	Manufacturing and sales of car audio and car communication	41.15
ALPINE ELECTRONICS MARKETING, INC.	Japan	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS OF AMERICA, INC.	United States	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS (EUROPE) GmbH	Germany	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS GmbH	Germany	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS OF U.K., LTD.	United Kingdom	Sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS MANUFACTURING OF EUROPE, LTD.	Hungary	Manufacturing and sales of car audio and car communication equipment	100.00
ALPINE ELECTRONICS (CHINA) CO., LTD.	China	Sales of car audio and car communication equipment	100.00

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by Alps Electric (%)
DALIAN ALPINE ELECTRONICS CO., LTD.	China	Manufacturing and sales of car audio and car communication equipment	100.00
TAICANG ALPINE ELECTRONICS CO., LTD.	China	Manufacturing and sales of car audio and car communication equipment	100.00
ALCOM ELECTRONCOS DE MEXICO, SA. DE C.V.	Mexico	Manufacturing and sales of car audio and electrical parts	100.00
Logistics
ALPS LOGISTICS CO., LTD.	Japan	Logistics for electronic components and materials sales	49.05
RYUTSU SERVICE CO., LTD.	Japan	Logistics for consumer goods	70.63
TIANJIN ALPS TEDA LOGISTICS CO., LTD.	China	Logistics for electronic components	50.00
Other
ALPS FINANCE SERVICE CORP.	Japan	Financial, lease and insurance agent	100.00
ALPS BUSINESS CREATION CO., LTD.	Japan	Office work service	100.00
ALPS SYSTEM INTEGRATION CO., LTD.	Japan	System integration	100.00

Property, Plant and Equipment

Alps Electric and its group companies manufacture almost all of its products at its own plants.

Set forth below is a list of each of the material properties owned or leased by Alps Electric, the use and location of the property and the approximate size of the property on which the facility is located. Alps Electric’s leased property includes offices, system servers, production facilities and measurement equipment.

Property	Location	Size (thousand m2)		Property type
Head Office, Kansai branches and other branches	Tokyo, Osaka, and other parts of Japan	23	*	Business facility
Furukawa Plant and other plants	Miyagi and other parts of Japan	406	*	Production facility
Onahama Plant, Taira Plant	Fukushima, Japan	117	*	Production facility
Nagaoka Plant	Niigata, Japan	81	*	Production facility
Alpine
Iwaki Office	Fukushima, Japan	314		Business facility
Alps Logistics
Yokohama office	Kanagawa, Japan	40		Business facility
Koriyama branch	Fukushima, Japan	18		Business facility
Narita branch	Chiba, Japan	11		Business facility
WUXI ALPS ELECTRONICS CO., LTD.
Chief Plant	Jiangsu, China	90	*	Production facility
DALIAN ALPS ELECTRONICS CO., LTD.
Chief Plant	Liaoning, China	107	*	Production facility
ALPS ELECTRIC (NORTH AMERICA), INC.
Chief Plant	California, United States	40 12	*	Production facility
ALPS ELECTRIC KOREA CO., LTD.
Head office	Gwangju, Korea	48		Production facility

Property	Location	Size (thousand m2)		Property type
NINGBO ALPS ELECTRONICS CO., LTD.
Head office	Zhejiang, China	62	*	Production facility
ALPINE MANUFACTURING OF EUROPE, LTD.
Head office	Pest, Hungary	129		Production facility
DALIAN ALPINE CO., LTD.
Head office	Liaoning, China	—		Production facility
ALPINE OF AMERICA, INC.
Head office	California, United States	18		Facility for production, R&D and other purposes

*	Size of the properties leased by Alps Electric.

Employees

As of March 31, 2018, Alps Electric had 42,289 employees on a consolidated basis, consisting of 22,260 in the electronic components segment, 13,175 in the automotive infotainment segment, 5,710 in the logistics segment and 1,144 in the other businesses. Alps Electric considers its labor relations to be stable and good.

Legal Proceedings

Alps Electric is not involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on its results of operations or financial condition.

BUSINESS OF ALPINE

Alpine Electronics, Inc. is a joint stock company incorporated under the laws of Japan. Its head office is located at 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, 145-0067 Japan. The telephone number of its registered office is +81-3-5499-8111.

Alpine’s shares of common stock are currently listed on the First Section of the Tokyo Stock Exchange.

Strategy

VISION2020

Alpine has established a seven-year term business plan, titled “VISION2020,” in which Alpine set a goal of achieving 330 billion yen in annual Japanese GAAP-basis net sales by the fiscal year ending March 31, 2021. To this end, Alpine pursues the creation of products with original added value in light of changes in the relationship between cars and people, focusing on four major trends: autonomous vehicles, connectivity, electric vehicles and car-sharing. For example, Alpine is working to evolve the HMIs that it has developed for providing high-quality entertainment in the car audio and car navigation fields to not only optimize communication between people and cars, but to create hospitable in-car environments for both drivers and passengers. As semi-autonomous vehicles become increasingly available, Alpine further intends to offer drivers quality sound and visual images, as well as a variety of information, to make driving safer and more entertaining. Additionally, in order for Alpine’s products and services to offer richer and more comfortable experiences for drivers and passengers, Alpine is pursuing progress beyond 2020 in the development of both hardware and software to cultivate the next generation of mobility.

14th Mid-Term Business Plan

As part of its efforts to achieve the goals set forth in VISION2020, Alpine established a three-year term business plan as its 14th Mid-Term Business Plan. Among other things, in the plan Alpine set a goal of achieving 300 billion yen and 12 billion yen in annual Japanese GAAP-basis net sales and operating profit, respectively, by the fiscal year ending March 31, 2020.

In an effort to meet the goals set forth in VISION2020, Alpine aims to improve profitability in its various businesses during its 14th Mid-Term Business Plan. One of the measures Alpine previously undertook to this end was to carry out structural reforms by reorganizing certain of its subsidiaries through such means as merging or otherwise integrating them during the last fiscal year of its 13th Mid-Term Business Plan, namely the fiscal year ended March 31, 2017.

Alpine intends to further promote the establishment of an even stronger business foundation. To this end, for example, Alpine is making efforts in the audio products business to increase sales of OEM sound systems that are receiving positive reviews from automakers. At the same time, Alpine is working to increase speaker orders by drawing attention to the added value of its slim, lightweight and environmentally friendly speakers with increased energy efficiency and by highlighting to the market the benefits of its lightweight, compact layout-free speakers that are able to be installed in a wider range of locations. In the information and communication equipment business, Alpine is working to expand sales of large-screen navigation systems, where such systems were tailored to specific vehicle models rolled out in U.S. and European aftermarkets, cultivating new demand. Alpine also continues to concentrate on pick-up trucks and SUVs in the United States, where vehicle sales remained brisk. In the Japanese aftermarket, Alpine is working to expand sales through customized cars that have specially designed exterior parts and interiors equipped with rear monitoring and navigation systems with large screens.

Business Overview

The following description of Alpine’s business overview includes information regarding the net sales for each of Alpine’s reporting segments. Such information is on a Japanese GAAP basis unless otherwise indicated.

For reconciliation of Japanese GAAP net sales to revenue under IFRS, refer to Note 35 “First-time adoption of IFRS” to Alpine’s audited consolidated financial statements, included elsewhere in this prospectus.

Alpine’s business consists of the following two segments:

•

Information and Communication Products. Alpine engages in the manufacture and sale of in-car information and communication products. Its primary products in this segment include car navigation systems and in-car communication products. In the fiscal years ended March 31, 2017 and 2018, Alpine had Japanese GAAP net sales in this segment of 201.8 billion yen and 221.3 billion yen, respectively.

•

Audio Products. Alpine engages in the manufacturing and sale of in-car audio products. This segment’s principal products include in-car CD players, amplifiers and speakers. In the fiscal years ended March 31, 2017 and 2018, Alpine had Japanese GAAP net sales in this segment of 46.0 billion yen and 54.0 billion yen, respectively.

A significant portion of Alpine’s business is generated with overseas customers. In the fiscal year ended March 31, 2017 and 2018, transactions with overseas customers, located mainly in countries such as the United States, Germany, China, the United Kingdom, and Thailand, accounted for 87.4% and 88.1% of Alpine’s revenue under IFRS.

The following table provides a breakdown of Alpine’s net sales by segment for the periods indicated. The information by segment in the table has been prepared by Alpine based on the information set forth in its management reports, which have been prepared on the basis of Japanese GAAP as described in the notes to the audited consolidated financial statements. For further information on reconciliation of Japanese GAAP net sales to revenue under IFRS, refer to Note 35 “First-time adoption of IFRS” to Alpine’s audited consolidated financial statements, included elsewhere in this prospectus.

	Fiscal year ended March 31,
	2017		2018
	External net sales/revenue	Percentage of total net sales	External net sales/revenue	Percentage of total net sales
	(Millions of yen, except percentages)
Information and Communication Products	201,778	81.4%	221,265	80.4%
Audio Products	45,974	18.6%	54,017	19.6%

Total net sales (Japanese GAAP)	247,752	100.0%	275,282	100.0%
IFRS adjustments	(4,269)	—	(6,707)	—

Total consolidated revenue	243,483	—	268,575	—

Products

Information and Communication Products

Alpine’s primary products in the information and communication products segment are described below.

Car Navigation Systems

Alpine manufactures and sells, primarily to major automobile manufacturers in Japan and overseas, the “All-in-one Navi Station System,” which is a car navigation system that Alpine customizes for various vehicle lines, combining Alpine’s new technologies relating to car operation, driving guidance and safety for vehicles and drivers. Alpine provides major automobile manufacturers, both in Japan and overseas, that manufacture high-end and luxury cars with car navigation systems that install up-to-date technologies, such as the function to connect to a smartphone and operate it through in-car devices.

Car Information Display Products

Alpine’s car information display products include displays for in-car audio, visual head units and rear seat screens. Alpine has developed its own decorating and molding technology to shape the display products into luxury designs that can be integrated with the internal design of high-end and luxury cars.

Audio Products

Alpine’s primary products in the audio products segment are described below.

In-car Sound Systems

Alpine provides in-car sound systems, including products such as amplifiers and speakers with high-resolution technology to mitigate vehicle interior noise, and small and light sound system products with high-power output and dynamic sound.

In-car Audio Products

Alpine manufactures in-car audio products, including CD tuners and audio head units, that play music and videos that are recorded on various media, such as smartphones, portable music players and USB memory sticks.

OEM Production

For both information and communication products as well as audio products, Alpine’s products are largely sold to automobile manufacturers on an original equipment manufacturing basis. A substantial portion of Alpine’s net sales for the fiscal years ended March 31, 2017 and 2018 consisted of OEM sales.

Competition

Alpine faces intense competition not only in the industry and business category where Alpine operates its business but also in other industries and business categories due to the enhancement of collaboration between the in-car information equipment, which focuses on infotainment systems, and new areas, such as computerization of automobiles, automatic driving and AI, in the car electronics industry.

ALPS ELECTRIC MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alps Electric is intended to provide information to investors to facilitate an understanding of Alps Electric’s business and results of operations. The following discussion should be read in conjunction with Alps Electric’s audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

Overview

Alps Electric’s business primarily consists of the following three reportable segments:

•

the electronic components segment, the largest segment in terms of both revenue and profit. The segment’s principal products include various electronic components for the automotive, mobile and EHII markets;

•

the automotive infotainment segment, operated through Alpine, a consolidated subsidiary of Alps Electric. The major products of this segment are car navigation systems, car information display products, in-car sound systems and in-car audio products; and

•	the logistics segment, operated through Alps Logistics, in which integrated logistics services are provided, primarily with respect to electronic components.

See “—Operations Review—Segment Information” for further information concerning these three segments.

A significant portion of Alps Electric’s business is generated with overseas customers. Sales to overseas customers, principally in the United States, China as well as numerous countries in Europe, accounted for 80.0% and 81.8% of revenue for the fiscal years ended March 31, 2017 and 2018, respectively.

In terms of the economic environments that Alps Electric has been operating in, the United States has experienced a gradual economic recovery on the back of improvements in corporate results, employment and consumer spending. In Europe, companies’ capital investment steadily increased, reflecting the decline in unemployment rates and an increase in exports in the Eurozone, and personal consumption in the United Kingdom also continued to be on a trend toward gradual recovery, supporting an overall positive trend there. Additionally, the Chinese economy remained stable due to robust exports and other factors with the support of public investment. The Japanese economy is continuing a gradual recovery, driven by steady corporate profitability and improvement in unemployment rates.

Looking ahead, although the level of risk is rising due to such factors as the current U.S. administration’s protectionist policies, the impact of Brexit, and rapidly changing circumstances relating to international affairs, the economies of major countries are expected to remain steady as a result of strong corporate results and brisk consumer spending. Although the Japanese economy is expected to continue its trend of gradual recovery, there are uncertainties such as the risk of appreciation of the Japanese yen.

In terms of the industry environment surrounding the Alps Electric group, while there is increasing uncertainty, Alps Electric believes that the demand for electronics products and automobiles will continue to increase through products for developed countries becoming increasingly sophisticated and multifunctional and, in the medium- to long-term, on account of increased demand in emerging countries.

With respect to the electronics industry, the automobile electronics market has recently experienced heightened development activities relating to CASE, thus increasing the need for further electrification of automobiles. For smartphones in the mobile market, although the rapid pace of growth that has continued for the past several years has slowed down, it remains a large market for electronics. For gaming devices, sales of virtual reality products have increased. Finally, in the IoT market, there is increased use of IoT driven by various governments’ initiatives to promote their use.

Alps Electric expects continued growth in the electronic components segment on account of the increased importance of electronics for the automobile market, the high demand for high-performance parts in the smartphone market, despite a slowdown in the market’s growth, and the rise of the virtual reality market. As Alps Electric’s customers are spread across the world and there are intense, sudden fluctuations in demand depending on the products, establishing a more robust and flexible production system is a pressing matter for Alps Electric.

In terms of the trends in the car electronics industry, Alps Electric considers that the automotive industry overall is entering a period of major transition that is sometimes described as a once-in-a-hundred-year event, as exemplified by the rapid changes relating to CASE. The concentration of management resources in the CASE domain is expected to remain a trend of the entire automobile industry going into the fiscal year ending March 31, 2019. In addition, there is an increasing number of alliances and collaborations extending beyond the boundaries of the traditional automotive industry, as evidenced by the entry of IT companies into the automotive industry. Such expanded collaboration has intensified competition across industries and business fields.

As Alps Electric’s principal customers for the logistics business are in the electronic components industry, the trends in that industry affect this business as well. While, as described above, Alps Electric believes that the electronic industry will continue to grow, it also finds that its customers increasingly seek to optimize the locations for their manufacturing and shift their businesses abroad. They also seek to streamline production and sales given price competition, causing what they seek out of logistics service providers to become increasingly demanding and diversified.

As for the outlook for the fiscal year ending March 31, 2019, Alps Electric anticipates that revenue will be generally in line with those for the fiscal year ended March 31, 2018, largely due to increased revenue in the automotive infotainment segment through such factors as increased sales of car navigation systems in Europe, Asia and Japan, offset in part by reduced revenue in the electronic components segment driven largely by decreased sales of components such as touch panels. Operating profit is expected to decrease, largely due to an anticipation of approximately 30% increase in depreciation expenses, primarily related to the electronic components segment, on account of the recent investments in manufacturing facilities.

Principal Factors Affecting Financial Results

Alps Electric’s financial condition and results of operations have been and will continue to be materially affected by a number of factors, some of which are outside of its control, including the following:

Revenue

Alps Electric’s revenue substantially consists of product sales, which are a function of sales volume and sales prices. The principal factors affecting Alps Electric’s sales volume and sales prices are as follows:

Sales Volume

There are various factors that influence Alps Electric’s sales volume, such as demand, product development and technology, and economic conditions.

•

Demand: Alps Electric’s sales volume is principally affected by the demand from end consumers for the products of Alps Electric’s customers. Such demand is influenced by factors such as the seasonality of and other fluctuations in consumer consumption, the speed of technological progress, introduction of new products by Alps Electric’s customers and the customers’ forecasting of the demand thereof. Such factors are taken into account when Alps Electric’s customers determine their production plans and business strategies; those plans and strategies could in turn also directly affect Alps Electric’s sales volume.

•

Product Development and Technology: The businesses in which Alps Electric operates are characterized by rapid technological innovation, constantly changing customer needs and frequent introduction of new products and services. Thus, in order to maintain its market position and competitiveness, Alps Electric needs to continue to endeavor to launch new products and to achieve technological innovation. Successful technological innovation helps Alps Electric to bring high-end products into the market, which in turn helps it to achieve larger sales volumes.

•

Economic Conditions: Overseas sales comprise a significant portion of Alps Electric’s operations, and thus Alps Electric’s performance is highly affected, both directly and indirectly, not only in Japan but also in North America, Europe and Asia, by global market conditions. For example, if the United States applies tariffs on the automobile industry as announced, that may affect the sales of Alps Electric’s customers and thus eventually Alps Electric’s revenue. Since order quantities from Alps Electric’s customers are driven by many factors, including levels of disposable income of consumers, Alps Electric’s revenue is similarly affected by the macroeconomic trends of global markets.

Sales Prices

Since Alps Electric’s products in both the electronic components and automotive infotainment segments, its two largest segments, are generally customized for each customer, sales prices are largely negotiated on a case by case basis. Sales prices are determined primarily through consideration of component costs, as generally sales prices reflect Alps Electric’s costs to manufacture and provide its products and the margins that it hopes to earn on such sales. As securing high-quality raw materials and components is critical to many other manufacturers in the businesses Alps Electric operates in, raw materials and components costs, and thus sales prices of Alps Electric’s products, are subject to changes in market conditions for those raw materials and components.

On the other hand, once they are negotiated, sales prices are relatively stable throughout the life cycles of the applicable customer products, which can run up to two years or up to five years, depending on the products, and are subject to annual cost improvement initiatives for certain products.

Costs and Expenses

Costs of Raw Materials and Components

A significant portion of Alps Electric’s costs and expenses is raw materials and components costs. Alps Electric purchases a variety of raw materials, components and other supplies, such as semiconductors, electronic devices, resins, metallic materials and substrates, from numerous suppliers, both in Japan and overseas. Raw materials and components costs are directly impacted by the volume of units produced and the prices of these raw materials and components. Production volume is determined based on the sales volume and demand from Alps Electric’s customers. Also, Alps Electric’s new products often utilize technologically advanced components, which typically results in higher costs. Furthermore, costs of raw materials and components are also affected by currency fluctuations to the extent that they are purchased in currencies other than the functional currency of the purchasing entity. While Alps Electric seeks on an ongoing basis to manage these costs by rationalizing and streamlining its processes, such costs may significantly affect Alps Electric’s costs and expenses.

Research and Development Expenses

Alps Electric conducts ongoing investment in research and development activities to differentiate itself from other companies, and thereby establish a competitive advantage. A substantial portion of Alps Electric’s research and development activities is conducted internally in nine of its own R&D and design facilities around the world including in Japan, South Korea, China, the United States and Germany. Alps Electric carries out a broad range of research and development activities, primarily in such areas as the following.

•

For the electronic components segment, research and development activities are carried out in areas in the automotive, mobile and EHII markets where Alps Electric has distinctive technologies and products, in response to demands for newer and more advanced consumer products, as exemplified by various sensors, TACT SwitchesTM and HAPTICTM Reactors; and

•

for the automotive infotainment segment, research and development activities are carried out in areas where Alps Electric aims to expand its innovative value amid the changing trends of automotive technologies as illustrated by CASE, while also conducting on-going joint projects with other companies.

Such expenses could significantly affect the results of operations. For more information, see “—Research and Development, Patents and Licenses” described below.

Depreciation

The useful lives of property, plant and equipment are determined based on the period in which the asset’s future economic benefits are expected to be consumed. In particular, production equipment related to products with shorter life cycles would have greater amounts of depreciation expense in each reporting period. Due to the increase of products with shorter life cycles, as well as the higher level of capital investments required for such products, the significance of depreciation expense has become greater. As a result, depreciation expenses are a significant component of Alps Electric’s costs and expenses.

Exchange Rate Fluctuations

Since a significant portion of Alps Electric’s operations is performed in countries outside of Japan, Alps Electric is exposed to fluctuations in foreign currency exchange rates. The most widely used currencies apart from the Japanese yen are the U.S. dollar, the euro, and the Chinese renminbi. Any depreciation of the Japanese yen against foreign currencies generally has a positive impact on Alps Electric’s financial condition and results of operations, since foreign currency denominated sales are only partially offset by costs denominated in the respective currencies. To minimize foreign currency exchange risk arising from operating activities including forecasted foreign currency sales, Alps Electric makes use of derivatives such as currency forwards or currency options. However, the entire effect of foreign currency fluctuations may not be mitigated, as actual fluctuations may differ materially from those originally anticipated.

Furthermore, the financial condition and results of operations of each subsidiary with different functional currencies are translated into Japanese yen for the purpose of preparing the consolidated financial statements, which results in currency translation risk. For the year ended March 31, 2018, the impact from currency translation was generally favorable due to depreciation of the Japanese yen against the U.S. dollar, the euro and the Chinese renminbi until the beginning of 2018.

The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar, the euro, and the Chinese renminbi exchange rates, in each case converting applicable foreign currency into Japanese yen. The U.S. dollar information is based on the noon buying rates in the City of New York as announced for customs purposes by the Federal Reserve Bank of New York, and the euro and the Chinese renminbi information is based on cross-rates taken from Bloomberg, expressed in Japanese yen per the U.S. dollar, euro or Chinese renminbi, as the case may be.

	High	Low	Average (of month-end rates)	Period-end
U.S. dollar
Fiscal year ended March 31,
2017	118.32	100.07	108.31	111.41
2018	114.25	104.83	110.70	106.20
Euro
Fiscal year ended March 31,
2017	127.31	111.13	118.78	119.07
2018	137.35	115.34	129.71	130.92
Chinese renminbi
Fiscal year ended March 31,
2017	17.250	15.033	16.063	16.184
2018	17.480	15.777	16.809	16.892

For further information on sensitivity analysis for currency exchange rates, refer to Note 29 “Financial instruments” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

Operations Review

Results of Operations

The following table summarizes Alps Electric’s consolidated statements of profit or loss for the years presented:

	Fiscal year ended March 31,
	2017	2018
	(Millions of yen)
Revenue	751,563	857,532
Cost of goods sold	(600,073)	(669,514)

Gross profit	151,490	188,018

Selling, general and administrative expenses	(108,038)	(118,651)

Operating profit	41,743	68,659

Profit for the year before income taxes	41,485	65,570

Income tax expenses	(9,918)	(20,217)

Net profit for the year	31,567	45,353

Net profit attributable to owners of Alps Electric	27,458	38,352

Revenue

Revenue for the fiscal year ended March 31, 2018 was 857,532 million yen, an increase of 105,969 million yen, or 14.1%, from the previous fiscal year. The increase was mainly attributable to the growth in overseas markets based on stable performance of corporates, increases in personal consumption and stability of employment in the United States, Europe and China. Revenue increased across the business, but especially in the electronic components segment. Moreover, driven by depreciation of the Japanese yen against the U.S. dollar, the euro and other currencies, foreign currency translation had a more favorable impact on revenue for the year ended March 31, 2018. Alps Electric estimates the impact on revenue from exchange rate fluctuations to be 5,200 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations” above. For geographic information of revenue from external customers, refer to Note 4 “Segment information” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

Cost of Goods Sold

Cost of goods sold for the fiscal year ended March 31, 2018 was 669,514 million yen, an increase of 69,441 million yen, or 11.6%, from the previous fiscal year, mainly in line with the increase in sales volume and the exchange rate fluctuation impact, partially offset by Alps Electric’s cost reduction efforts such as implementing production efficiency enhancements.

Gross Profit

Gross profit for the fiscal year ended March 31, 2018 was 188,018 million yen, an increase of 36,528 million yen, or 24.1%, from the previous fiscal year. The gross profit ratio, defined as the ratio of gross profit to revenue, for the fiscal year ended March 31, 2018 was 21.9%, an increase of 1.8% compared to the previous fiscal year. The increase is mainly due to product mix improvement as a result of incremental sales of highly profitable components products such as camera actuators and HAPTICTM devices in the electronic components segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2018 were 118,651 million yen, an increase of 10,613 million yen, or 9.8%, from the previous fiscal year. While expenses such as research costs and support, maintenance and other service fees increased in tandem with revenue growth, other costs and expenses consisting mostly of fixed costs such as compensation and employee benefit, advertisement and promotion expenses, remained relatively stable. Depreciation and amortization expenses also increased due to recent significant capital expenditures. The proportion of selling, general and administrative expenses to revenue declined slightly from 14.4% to 13.8% during the fiscal years ended March 31, 2017 and 2018, principally due to strong revenue growth.

Operating Profit

Operating profit for the fiscal year ended March 31, 2018 was 68,659 million yen, an increase of 26,916 million yen, or 64.5%, from the previous fiscal year. This was mainly due to an increase in profit attributable to growth in sales revenue, resulting from increases in sales volume across the business, as well as the favorable impact of currency rate fluctuations. In addition, improvements in product mix, especially in smartphone products, contributed to an increase in operating profit, as well as did selling, general and administrative expenses growing by a smaller proportion relative to gross profit.

Profit for the Year before Income Taxes

Profit for the year before income taxes for the fiscal year ended March 31, 2018 was 65,570 million yen, an increase of 24,085 million yen, or 58.1%, from the previous fiscal year, due to the operating results as described above, partially offset by effects from financial income and costs, net, including the impact of foreign currency exchange rate fluctuations.

Income Tax Expenses

Income tax expenses for the fiscal year ended March 31, 2018 amounted to 20,217 million yen, an increase of 10,299 million yen, or 103.8%, from the previous fiscal year, resulting primarily from the increase in earnings as compared to the previous fiscal year.

Meanwhile, the increase in income tax expenses was not in proportion to the increase in profit for the year before income taxes. This was primarily because of changes in tax laws in foreign jurisdictions in the previous fiscal year, which lowered Alps Electric’s effective tax rate for the previous fiscal year. The effective tax rate for the fiscal year ended March 31, 2018 was 30.8%, compared to 23.9% for the previous fiscal year.

Segment Information

Alps Electric has identified three principal operating segments as below, which are also determined to be its reportable segments based on the products and services they offer. The chief operating decision maker utilizes financial information for these segments in making resource allocation decisions and assessing performance. Financial information by which Alps Electric evaluates the performance of its operating segments is determined in accordance with Japanese GAAP.

Reportable segments	Operations
Electronic components	Development, manufacturing and marketing of a variety of electronic components, including sensors, TACT SwitchesTM, switches, encoders and potentiometers mainly for the audio and electronics sector.

Automotive infotainment	Development, manufacturing and marketing of audio, information and communication products, including head units, audio visual, road navigation systems and audio speakers mainly for the automotive sector.

Logistics	Provision of transportation, storage and forwarding services.

The following table summarizes Alps Electric’s segment results, which are based on Japanese GAAP, for the years ended March 31, 2017 and 2018:

For the Fiscal Year Ended March 31, 2017

	Reportable segments
	Electronic components	Automotive infotainment	Logistics	Other*1	Adjustments	IFRS adjustments*2	Consolidated under IFRS
	(Millions of yen)
Revenue
External	437,677	242,307	61,151	12,128	—	(1,700)	751,563
Inter-segment	10,019	5,445	38,099	13,254	(66,817)	—	—

Total	447,696	247,752	99,250	25,382	(66,817)	(1,700)	751,563
Segment profit*3,*4	32,803	5,624	5,084	885	(22)	(2,631)	41,743

For the Fiscal Year Ended March 31, 2018

	Reportable segments
	Electronic components	Automotive infotainment	Logistics	Other*1	Adjustments	IFRS adjustments*2	Consolidated under IFRS
	(Millions of yen)
Revenue
External	514,032	267,639	64,666	11,981	—	(786)	857,532
Inter-segment	13,861	7,643	40,306	14,175	(75,985)	—	—

Total	527,893	275,282	104,972	26,156	(75,985)	(786)	857,532
Segment profit*3,*4	52,930	13,735	4,933	1,701	(1,392)	(3,248)	68,659

*1	“Other” includes business segments not included in the reportable segments, and includes the development of information systems, office services, financing and leasing businesses.
*2

For the major reconciling items between IFRS and Japanese GAAP, refer to Note 37 “First-time adoption of IFRS” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

*3	“Segment profit” corresponds to operating profit in the consolidated statements of profit or loss.
*4	Adjustments for segment profit are mainly on selling, general and administrative expenses and corporate expenses that do not belong to any reportable segment.

Electronic Components

External revenue from the electronic components segment for the fiscal year ended March 31, 2018 was 514,032 million yen, an increase of 76,355 million yen, or 17.4%, from the previous fiscal year. The increase was due to continued growth in demand in both the automobile market and consumer market, which led to an increase in sales volume, as well as favorable impact of currency rate fluctuations. Alps Electric estimates the impact on external revenue from the electric components segment from exchange rate fluctuations to be 3,700 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations.”

In the automotive market, demands in sensors, modules and high-frequency communication units remained solid throughout the year due to accelerating needs for automotive electrification, including the development of autonomous driving. In the consumer market, revenue grew due to strong sales of smartphone products such as camera actuators, along with continued increase in earnings from gaming devices and increased success in marketing efforts targeting the EHII markets.

Segment profit from the electronic components segment for the fiscal year ended March 31, 2018 was 52,930 million yen, an increase of 20,127 million yen, or 61.4%, from the previous fiscal year. The increase was due to significant sales volume growth and improvements in product mix, resulting from increased sales of more profitable component products such as smartphone products and HAPTICTM devices in the consumer market, while operating profit from the automobile market remained stable despite an increase in sales of in-car devices. Selling, general and administrative expenses also increased in the electronic components segment, mainly in research and development expenses, labor costs and distribution costs, but at a lower rate relative to revenue growth.

Automotive Infotainment

External revenue from the automotive infotainment segment for the fiscal year ended March 31, 2018 was 267,639 million yen, an increase of 25,332 million yen, or 10.5%, from the previous fiscal year. This increase was primarily attributable to sales volume growth in exclusive Alpine-branded products for automobiles in domestic markets and in genuine products for audio equipment and navigation systems for European automakers in the China markets, along with favorable exchange rate effects due to the depreciation of the Japanese yen. Alps Electric estimates the impact on external revenue from the automotive infotainment segment from exchange rate fluctuations to be 1,500 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations.”

Segment profit from the automotive infotainment segment for the fiscal year ended March 31, 2018 was 13,735 million yen, an increase of 8,111 million yen, or 144.2%, from the previous fiscal year, due to the improvement in product mix with an increase in the sales volume of higher margin products such as navigation systems, as well as a decrease in research and development expenses in total and as a percentage of sales, resulting from streamlining of product development processes.

Logistics

External revenue from the logistics segment for the fiscal year ended March 31, 2018 was 64,666 million yen, an increase of 3,515 million yen, or 5.7%, from the previous fiscal year. This was primarily due to larger production volumes in Alps Electric’s automobile and smartphone businesses, which led to improvement in performance of the business overall, including transportation and storage around the world, partially offset by the deceleration of demand for smartphones during the three months ended March 31, 2018.

Segment profit from the logistics segment for the fiscal year ended March 31, 2018 was 4,933 million yen, a decrease of 151 million yen, or 3.0%, from the previous fiscal year. The decrease is mainly due to expenses exceeding the amount of increase in revenue as a result of the rise in freight-in charges, especially in China, and costs incurred on facility expansion, as well as activities to develop new markets both inside and outside of Japan.

Financial Position Review

March 31, 2017 Compared to April 1, 2016

Alps Electric’s total assets as of March 31, 2017 were 647,194 million yen, an increase of 25,931 million yen, or 4.2%, compared to April 1, 2016. The increase primarily consisted of an increase in trade and other receivables, property, plant and equipment and intangible assets of 22,451 million yen, 5,719 million yen and 3,935 million yen, respectively, partially offset by a decrease in other non-current financial assets of 11,580 million yen as a result of the disposal and a decrease in fair value of equity securities. The increases described above were due to sales growth during the year ended March 31, 2017, as well as capital expenditures for production facilities and development costs.

Total liabilities as of March 31, 2017 were 261,788 million yen, an increase of 7,556 million yen, or 3.0%, compared to April 1, 2016. The increase was mainly attributable to an increase in trade and other payables, due to increased purchasing, and in long-term borrowings, made primarily for capital investments, of 9,105 million yen and 6,495 million yen, respectively. The increase was partially offset by a decrease of 4,869 million yen in defined benefit liabilities due to payment and 4,093 million yen in deferred tax liabilities.

Total equity attributable to owners of the parent increased by 18,758 million yen, or 7.6%, to 264,679 million yen as of March 31, 2017, primarily due to net profit for the year ended March 31, 2017, partially offset by the payout of dividends and the impact of foreign currency translation.

March 31, 2018 Compared to March 31, 2017

Alps Electric’s total assets as of March 31, 2018 were 701,187 million yen, an increase of 53,993 million yen, or 8.3%, compared to March 31, 2017, principally due to increases in trade and other receivables and property, plant and equipment, which accounted for 16,135 million yen and 35,996 million yen, respectively. Such increases were caused by revenue growth and increases in capital expenditures for manufacturing facilities of smartphone products, as further described in “Capital Expenditures” below, both for the fiscal year ended March 31, 2017 and 2018.

Total liabilities as of March 31, 2018 were 275,390 million yen, an increase of 13,602 million yen, or 5.2%, compared to March 31, 2017. The increase was mainly attributable to an increase in trade and other payables and long-term borrowings of 8,145 million yen and 7,837 million yen, respectively, partially offset by a decrease in defined benefit liabilities of 3,888 million yen. The changes in trade and other payable and long-term borrowings were related to facility constructions and the decrease of defined benefit liabilities was due to a significant increase in the return on plan assets.

Total equity attributable to owners of the parent increased by 35,855 million yen, or 13.5%, to 300,534 million yen in the fiscal year ended March 31, 2018, primarily due to profits for the year.

Reconciliation to Japanese GAAP

Alps Electric’s consolidated financial statements are prepared in accordance with IFRS as described in Note 2 and the significant accounting policies as summarized in Note 3 to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus. These policies differ in certain respects from Japanese GAAP. Pursuant to the requirements of the Financial Instruments and Exchange Act, Alps Electric prepares and reports its annual financial results and quarterly financial statements under Japanese GAAP. For the major reconciling items between IFRS and Japanese GAAP, refer to Note 37 “First-time adoption of IFRS” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

Liquidity and Capital Resources

Overview of Liquidity

In order to purchase components and raw materials for production, to maintain inventory of finished products, as well as to execute capital expenditures, Alps Electric is required to secure sufficient levels of liquidity and capital resources. Alps Electric’s policy is to facilitate and support its business activities by maintaining sufficient capital resources, liquidity and a sound balance sheet. Historically, Alps Electric’s primary sources of capital have been cash and cash equivalents, cash flows from operations and bank loans, as necessary. Alps Electric uses debt financing to lower its overall cost of capital and increase its return on equity. In order to secure working capital, Alps Electric maintains commitment line agreements with eight financial institutions for short-term financing of up to 40,000 million yen as of March 31, 2018, which are available on a long-term basis. There are no material seasonal variations in Alps Electric’s borrowing requirements, and Alps Electric regularly assesses the optimal composition of its short-term and long-term debt, which are determined by the necessity and market conditions. Also, Alps Electric operates a cash pooling system together with its subsidiaries to facilitate effective capital financing, as described below. Capital expenditures for such matters as facility construction have been undertaken in recent fiscal years, as described in “Capital Expenditures” below, and a portion of Alps Electric’s own capital is expected to be utilized to finance such capital expenditures. Alps Electric’s management believes that cash on hand, funds generated internally from operations, and short-term and long-term financing are sufficient to support its cash requirements, including working capital requirements, capital expenditures, and debt servicing.

As of March 31, 2018, Alps Electric has total cash and cash equivalents of 120,010 million yen on a consolidated basis, of which 94,459 million yen is at its subsidiaries (of which 52,770 million yen is at Alpine on a consolidated basis), including consolidated subsidiaries that are not wholly owned by Alps Electric. These funds are generally available to be utilized by Alps Electric Co., Ltd. and its subsidiaries under a group cash pooling system.

On September 27, 2018, Alpine’s board of directors resolved to submit to the extraordinary general meeting of shareholders a proposal for the approval of special dividends of 100 yen per share of Alpine common stock. The aggregate amount of such dividends is expected to be 6,895 million yen including those paid to Alps Electric and certain of its subsidiaries, and Alps Electric’s cash and cash equivalent will be reduced by 4,059 million, which is the amount that is expected to be paid out to Alpine shareholders other than Alps Electric Co., Ltd. and certain of its subsidiaries. The special dividends will be paid on                 , 201     on the condition that the Share Exchange Agreement is also approved by Alpine shareholders at the extraordinary meeting of shareholders.

Capital Management

Alps Electric reviews the appropriate capital level against medium-to-long term growth strategies in a timely manner, taking into account the following points:

a)	Maintain a financial position that can withstand rapid changes in the business environment and any unforeseen economic crisis in the future

b)	Maintain a rating necessary to engage in business worldwide

c)	Secure capital necessary to sustain medium-to-long term growth

The measures Alps Electric focuses on for capital management purposes are the equity ratio and the level of interest-bearing debt. The following table provides details of such measures as of April 1, 2016 and March 31, 2017 and 2018:

	As of
	April 1, 2016	March 31, 2017	March 31, 2018
	(Millions of yen)
Total equity	367,031	385,406	425,797
Total assets	621,263	647,194	701,187

Equity ratio	0.59	0.60	0.61

Borrowings	54,046	63,054	70,270
Finance lease obligations	3,190	2,669	2,536

Interest-bearing debt	57,236	65,723	72,806

The measures are reported to and monitored by management regularly. Alps Electric is not subject to any particularly significant capital requirements, other than general rules such those specified in the Companies Act.

Borrowings

Alps Electric’s borrowings as of March 31, 2018 consist of the following:

	As of March 31, 2018	Interest rate (%)	Maturity
	(Millions of yen)
Current
Short-term borrowings	33,778	1.54%
Current portion of long-term borrowings	3,027	1.17%~2.42%

Sub-total	36,805

Non-current
Long-term borrowings	33,465	0.27%~2.45%	April 2019~January 2023

Total borrowings	70,270

Interest rate on short-term borrowings represents the weighted average interest rate on the balance as of March 31, 2018, and maturity represents the maturity of the outstanding balance as of March 31, 2018. Alps Electric’s borrowings are mostly in Japanese yen, and to a lesser extent in Chinese renminbi, euro and U.S. dollars. In addition to the above borrowings, Alps Electric has short-term and long-term finance lease obligations amounting to 592 million yen and 1,944 million yen, respectively.

Some of Alps Electric’s borrowings are floating rate borrowings which bear variable interest and expose Alps Electric to interest rate risk. To mitigate this risk, Alps Electric may, as necessary, enter into interest rate swap contracts for those floating-rate borrowings in order to fix the interest expense.

A portion of Alps Electric’s borrowings is subject to debt covenants. As of March 31, 2018, the outstanding principal of these borrowings amounted to 17,900 million yen, repayable at maturity, of which 900 million yen was due within one year and 17,000 million yen was due after more than one year. These borrowings were subject to the following key financial debt covenants:

•

Consolidated shareholders’ equity under Japanese GAAP at the end of a fiscal year is no less than 128,006 million yen (such amount being 75% of 170,675 million yen, which was the amount of consolidated shareholders’ equity under Japanese GAAP as of March 31, 2015)

•	Corporate rating of BBB- or better by the rating agency Rating and Investment Information, Inc. (its current credit rating is BBB+); and

•	No consolidated operating loss, or no operating loss in the electronic components segment, as determined under Japanese GAAP, for more than two consecutive fiscal years.

Violation of any of the above debt covenants triggers an immediate early repayment of all outstanding principal and interest, unless Alps Electric resolves the breach within a remediation period of ten working days. Based on Alps Electric’s current and projected business performance, Alps Electric believes that the probability of breaching any of these debt covenants is low.

Alps Electric also had short-term borrowings of 900 million yen under commitment lines as of March 31, 2018. Alps Electric may lose access to credit under its committed credit facilities in the event that it fails to maintain its credit ratings.

As of March 31, 2018, Alps Electric was not in violation of any of these covenants and does not expect to be in violation in the near future.

Alps Electric’s funding and treasury policy is generally flexible and raises necessary funds through borrowings depending on working capital needs, market conditions and terms and conditions made available to Alps Electric.

Cash Flows Review

The following table shows Alps Electric’s cash flow data for the fiscal years ended March 31, 2017 and 2018:

	Fiscal year ended March 31,
	2017	2018
	(Millions of yen)
Cash and cash equivalents at the beginning of the year	116,775	118,258
Net cash provided by operating activities	41,599	71,045
Net cash used in investing activities	(39,067)	(68,505)
Net cash provided by (used in) financing activities	955	(2,878)
Effect of exchange rates changes on cash and cash equivalents	(2,004)	2,090

Net increase in cash and cash equivalents	1,483	1,752

Cash and cash equivalents at the end of the year	118,258	120,010

For the years ended March 31, 2017 and 2018, Alps Electric had a net cash inflow of 1,483 million yen and 1,752 million yen, respectively. During the year ended March 31, 2018, Alps Electric’s primary sources of cash included (1) 71,045 million yen from operating activities and (2) 10,698 million yen in proceeds from long-term borrowings. Alps Electric’s primary uses of cash included (1) payments of 61,232 million yen for the purchase of property, plant and equipment and (2) payments of 7,809 million yen for the acquisition of intangibles and (3) dividends of 6,269 million yen. As a result of the cash flows outlined above, cash and cash equivalents totaled 120,010 million yen as of March 31, 2018, compared with 118,258 million yen as of March 31, 2017.

Operating Activities

Net cash flows from operating activities for the fiscal year ended March 31, 2018 totaled 71,045 million yen, compared with 41,599 million yen in the previous fiscal year, mainly due to an increase in cash receipts from the customers, partially offset by cash payments to acquire materials for manufacturing. For the years ended March 31, 2017 and 2018, cash receipts from customers were 723,139 million yen and 847,481 million yen and cash payments to acquire materials for manufacturing were 598,111 million yen and 675,398 million yen, respectively.

Investing Activities

Net cash flows used in investing activities for the fiscal year ended March 31, 2018 totaled 68,505 million yen, compared with 39,067 million yen in the previous fiscal year. The increase in cash outflows was mainly driven by the 69,041 million yen outflow for acquisition of property, plant and equipment and intangible assets, a 19,975 million yen increase compared to the previous fiscal year, as well as cash inflows of 12,514 million yen for the year ended March 31, 2017, on proceeds from sales of other financial assets, mainly investment securities.

Financing Activities

Net cash flows used in financing activities for the fiscal year ended March 31, 2018 totaled 2,878 million yen, compared with net cash inflows of 955 million yen in the previous fiscal year. The change from inflows to outflows derives from the change in short-term borrowings with net repayment of short-term borrowings of 2,704 million yen for the fiscal year ended March 31, 2018, compared to the net proceeds of 14,406 million yen for the previous fiscal year, partially offset by the change in long-term borrowings with net proceeds of 8,823 million yen for the fiscal year ended March 31, 2018, compared to the net repayment for the previous fiscal year of 4,354 million yen.

For changes in liabilities from financing activities for the years ended March 31, 2017 and 2018, refer to Note 35 “Cash flow information—Financing activities” to Alps Electric’s consolidated financial statements, included elsewhere in this prospectus.

Dividends and Shareholder Return

Regarding dividends, Alps Electric adheres to a basic policy of striking a balance among three elements: providing returns to shareholders, securing funds for research and development and capital investment to support business expansion and enhance competitiveness, and maintaining internal reserves in the light of the consolidated operating results of the electronic component segment. In line with this policy, and based on comprehensive consideration of such factors as trends in financial performance, Alps Electric’s current financial condition, and shareholders’ expectations toward dividends, Alps Electric paid dividends of 30 yen and 32 yen per share for the fiscal years ended March 31, 2017 and 2018, which amounted to 5,877 million yen and 6,269 million yen in total, respectively. For more information related to the dividends of Alps Electric, see Alps Electric’s consolidated statements of cash flows, included elsewhere in this prospectus.

On September 27, 2018, Alps Electric announced the adoption of a basic policy on the distribution of profits gained through business activities under the holding company structure after the share exchange. While maintaining the policy of striking a balance among the three elements as described above, Alps Electric will aim to secure a sound financial base that enables it to maintain a domestic credit rating of “A” and to achieve a capital policy to maintain the target level of return on equity and return on invested capital during the term covered by the medium-term plan. In addition, based on its understanding of the business environment at the time of the business integration and the changes in the business environment following the business integration, Alps Electric will strive to acquire and secure management resources to enhance its competitiveness in pursuit of sustainable growth under the holding company structure and maintain a financial position that can address any contingencies such as drastic economic crises and natural disasters. On this basis, as described above, giving consideration to the possibility that while Alps Electric’s financial condition is expected to improve further from the current condition as a result of the share exchange, an increase in Alps Electric common stock as a result of the share exchange may lead to a certain level of dilution, Alps Electric has decided to adopt a basic policy to proactively introduce measures to return profits to shareholders, including a share buyback, depending on the degree of excess capital and financial surplus.

With respect to the specific contents, method, timing of implementation and other details of the shareholder return measures based on the basic shareholder return policy under the holding company structure mentioned above, promptly after the reorganization into the holding company structure, ALPS ALPINE will consider those details at board of directors meetings after the share exchange, adopt a resolution and make a public announcement.

Working Capital

In the ordinary course of the business, Alps Electric is required to secure substantial funds for working capital. Alps Electric’s working capital needs are primarily for various costs and expenses including procurement and manufacturing costs, employee expenses, research and development and various commission fees.

As of March 31, 2018, Alps Electric’s working capital surplus, defined as the excess of current assets over current liabilities, was 194,044 million yen, compared with a working capital surplus of 177,427 million yen as of March 31, 2017. The increase in working capital surplus was primarily due to an increase of trade and other receivables in line with the sales growth.

Capital Expenditures

Alps Electric’s capital expenditures are mainly for product quality enhancement aimed at customer satisfaction and cost reduction. For the fiscal years ended March 31, 2017 and 2018, Alps Electric’s capital expenditures for acquiring property, plant and equipment and intangible assets, excluding equipment on operating leases amounted to 48,886 million yen and 75,585 million yen, respectively. Capital expenditures by segment for the fiscal year ended March 31, 2018 consisted of the following:

Electronic Components

Capital expenditures in the electronic components segment for the fiscal year ended March 31, 2018, principally in order to support the introduction of new products and mass production, amounted to 60,522 million yen. The segment mainly invested in manufacturing facilities for component products such as camera actuators for smartphones, TACT SwitchesTM and sensors. Besides investments in manufacturing facilities in Wuxi, China, one of the major investments for the year ended March 31, 2018 was the construction of a new building at one of Alps Electric’s main plants in Japan, called “Furukawa Plant No. 2,” which is scheduled to be completed in October 2018. With IoT technologies implemented in new facilities, Alps Electric expects to improve its production capabilities by advanced production management and high efficiency energy utilization.

Automotive Infotainment

Capital expenditures in the automotive infotainment segment for the fiscal year ended March 31, 2018, amounted to 8,671 million yen. The expenditures were made principally to streamline and modernize production facilities and to acquire molds for new products and software in domestic and foreign manufacturing bases, especially in North America, Europe and China.

Logistics

Capital expenditures in the logistics segment for the fiscal year ended March 31, 2018, amounted to 5,669 million yen. The expenditures were mainly for the purpose of reinforcing and expanding its logistics bases for the purpose of coping with the increase in cargo volume to be handled in the future, as well as globalization and rationalization needs in the logistics industry. The primary capital investments in this segment consisted of acquiring land for the construction of a new warehouse in Japan and for expanding overseas warehouse facilities in the electronic parts business, and acquiring vehicles and distribution machineries for the enhancement of service efficiency in the consumer business.

The following table describes Alps Electric’s current material plans to construct, expand or improve its facilities as of March 31, 2018:

Segment	Intended facility use	Investment amount (Planned)	Amount of expenditure already paid	Method of financing	Actual or estimated start date	Estimated completion date
	(Millions of yen)
Electronic components	Manufacturing for component and automotive products (Japan)	12,125	—	Own Capital	April 2018	March 2019
Electronic components	Manufacturing for component products (China)	5,405	—	Own Capital, Borrowings	April 2018	March 2019
Electronic components	Manufacturing for component products, etc. (Japan)	1,175	—	Own Capital	April 2018	March 2019
Electronic components	System facility (Japan)	1,425	—	Own Capital	April 2018	March 2019
Automotive infotainment	Manufacturing, R&D, etc. (Japan)	5,785	—	Own Capital	April 2018	March 2019
Automotive infotainment	Manufacturing (Hungary)	2,116	—	Own Capital	April 2018	March 2019
Logistics	Warehouse (Japan)	3,932	2,122	Own Capital	May 2016	May 2018
Logistics	Warehouse (Thailand)	1,826	17	Own Capital, Borrowings	August 2018	May 2019

Research and Development, Patents and Licenses

Alps Electric’ research and development expenses were 34,751 million yen and 30,374 million yen in the fiscal years ended March 31, 2017 and 2018, of which 3,848 million yen and 920 million yen has been capitalized and recorded as intangible assets, respectively.

Electronic Components

For the years ended March 31, 2017 and 2018, 16,982 million yen and 19,684 million yen were spent as research and development expenses in the electronic components segment, which accounted for 48.9% and 64.8%, respectively, of Alps Electric’s consolidated research and development expenses for such fiscal years. Such expenses in this segment were principally focused on improving sensors, devices for ADAS and in-car modules such as electronic shifters, in response to increased demands for safe, comfortable and eco-friendly products and the development of Intelligent Transport Systems. In an effort to secure continued, significant demand in smartphone markets, Alps Electric is also investing in input devices such as switches and camera actuators that are high-performance, consume less power and are thinner. In addition, Alps Electric continues to develop and supply products that contribute to technology advancement in a variety of areas, including HAPTICTM devices for virtual reality markets and LiqualloyTM, Alps Electric’s exclusive soft magnetic amorphous material, for the energy conservation field.

Automotive Infotainment

Research and development expenses for the automotive infotainment segment for the fiscal years ended March 31, 2017 and 2018, were 17,719 million yen and 10,657 million yen, respectively, which accounted for 51.0% and 35.1%, respectively, of Alps Electric’s consolidated research and development expenses for such fiscal years. In the automotive infotainment segment, research and development activities were principally focused on the fields of HMIs as well as CASE.

Logistics

Research and development activities are not material in the logistics segment as they constitute less than 1% of Alps Electric’s total research and development expenses.

Off-Balance Sheet Arrangements

As of March 31, 2018, Alps Electric had no material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

As of March 31, 2018, Alps Electric’s contractual obligations and commitments were as follows:

	Payments due by period
	Within 1 year	1-5 years	Over 5 years	Total
	(Millions of yen)
Borrowings	36,805	33,465	—	70,270
Interests on borrowings*[1]	45	389	—	434
Finance lease obligations	657	1,176	1,202	3,035
Operating lease obligations	1,737	2,863	913	5,513
Purchase obligations*[2] :
—Inventory-related goods	43,076	6	—	43,082
—Property, plant and equipment and intangible assets	6,893	243	94	7,230

Total	89,213	38,142	2,209	129,564

In addition to the tabular disclosure above, Alps Electric is required to make contributions to defined benefit pension plans. Significant changes in future contributions compared with those made in past years are not expected. The actual contribution made during the year ended March 31, 2018 was 2,084 million yen.

*1	When estimating the amounts of interest payments for Alps Electric’s variable-rate borrowing, Alps Electric utilized the rates in effect as of March 31, 2018.
*2

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions and the approximate timing of the transactions. Alps Electric has various obligations to purchase in the ordinary course of business, mainly related to open purchase orders of inventory-related goods, property, plant and equipment and intangible assets. Most of Alps Electric’s purchase obligations are based on market prices and generally include fixed- or minimum-volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts to be paid may vary significantly from the amounts presented.

Critical Accounting Policies and Estimates

Preparing financial statements and related disclosures in conformity with IFRS, require Alps Electric’s management to make judgments, assumptions and estimates that it believes to be relevant at the time Alps Electric prepares its consolidated financial statements. Management considers the following accounting policies and estimates to be critical because they both are important in fully understanding and evaluating Alps Electric’s financial condition and results of operations, and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

These are based on historical experience and on various other assumptions, including Alps Electric’s knowledge of current events and actions. Actual results may differ from these estimates and assumptions, and such differences may be material.

Significant estimates and assumptions that have significant effects on the amounts recognized in the consolidated financial statements that are included in this prospectus are as follows:

Scope of Consolidation

Alps Electric determines the scope of consolidation of its group companies based on the concept of control. Usually, control is achieved when Alps Electric holds a majority of voting rights; in other cases, Alps Electric may hold less than a majority of voting rights but still achieve control through contractual arrangements and other means.

Alps Electric holds less than half of the voting rights in both of its most significant consolidated subsidiaries, namely Alpine and Alps Logistics. Alps Electric therefore assessed whether it has power over Alpine and Alps Logistics through contractual and other rights, including consideration of indicators that give it the practical ability to unilaterally direct the relevant activities of Alpine and Alps Logistics, or indicators that Alps Electric has more than a passive interest in each of Alpine and Alps Logistics. In the assessment process, Alps Electric considered, among other factors, that an intragroup agreement among Alps Electric, Alpine and Alps Logistics establishes management principles and gives Alps Electric the right to direct the operations of Alpine and Alps Logistics. The agreement grants Alps Electric rights to participate in the decision-making process over management policy, finance policy and business strategy of Alpine and Alps Logistics. Meanwhile, the shares of Alpine and Alps Logistics common stock that Alps Electric does not own are relatively widely dispersed without significant concentrations. Such governance framework and other conditions provide substantive rights to Alps Electric to establish operating and financing decisions, including key personnel human resource policies, which reflects control over Alpine and Alps Logistics under IFRS 10 “Consolidated Financial Statements.” Based on the above considerations, Alps Electric concluded that it has de-facto control over both Alpine and Alps Logistics in accordance with IFRS.

Alps Electric reassesses whether or not it controls Alpine or Alps Logistics when facts and circumstances change. A different conclusion to the assessment may lead to a significantly different financial position as Alpine and Alps Logistics may not be consolidated, but accounted for under the equity method.

For further details, refer to Note 3 (1) (a) “Subsidiaries” and Note 30 “Principal subsidiaries” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

Recoverability of Deferred Tax Assets

Alps Electric, taking into consideration when the deductible temporary differences, carried forward tax losses and credits are likely to be realized and any tax planning opportunities, recognizes deferred tax assets to the extent that it is probable that future taxable profits will be available against them. Alps Electric calculates future taxable profits based on its business plans, which are approved by its management. These business plans, in turn, may change due to such factors as the following:

•

Possible increase in revenue and margins due to successful launches of new products as a result of Alps Electric’s research and development activities; or, possible declines in revenue and margins due to the increasing competition and demands for ever-improving products in the industry

•	Potential changes in business strategies and production plans of Alps Electric’s OEM customers

Any significant changes in the above and other factors would have a material impact on the amounts of deferred tax assets and associated income tax expenses recognized in Alps Electric’s consolidated financial statements in future periods.

The Japanese tax consolidation filing system is applied to Alps Electric Co., Ltd., Alpine Electronics, Inc., and their respective wholly owned Japanese subsidiaries. The majority of unrecognized deferred tax assets relate to Alpine Electronics, Inc. of the automotive infotainment segment, which has not recognized any deferred tax assets since losses were recorded in recent years.

The following summarizes deductible temporary differences, tax loss carryforwards and tax credits for which no deferred tax assets are recognized by Alps Electric as of April 1, 2016 and March 31, 2017 and 2018:

	As of
	April 1, 2016	March 31, 2017	March 31, 2018
	(Millions of yen)
Deductible temporary differences	32,381	34,945	35,816
Unused tax loss carryforwards	19,291	11,383	10,485
Unused tax credits	2,176	1,704	1,716

The recoverability of deferred tax assets is reviewed at each reporting date and, upon such review, the amount of deferred tax assets recognized in Alps Electric’s consolidated financial statements is adjusted to the extent that it is probable that the related tax benefit will be realized.

Key Actuarial Assumptions for Measurement of Defined Benefit Obligations

Alps Electric has retirement benefit plans, including defined benefit plans that primarily cover its employees of certain group companies in Japan. The present values of defined benefit obligations are calculated based on certain actuarial assumptions; changes in significant assumptions, particularly the discount rates, could materially affect the amount of defined benefit obligations. Alps Electric obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions. Certain background information on discount rates is described below:

•

Discount rate: Alps Electric refers to market yields of corporate bonds that receive credit rating of Aa3 or above from Moody’s, or AA- or above from S&P to determine the discount rate. The estimated discount rates ranged from 0.35% to 0.53%, from 0.41% to 0.62% and from 0.38% to 0.54% as of April 1, 2016 and March 31, 2017 and 2018, respectively.

These assumptions may be affected by factors that are outside Alps Electric’s control, including changes in future economic conditions as well as enactment or amendment of related laws. Such factors may have a material impact on the consolidated financial statements in future periods. Alps Electric’s defined benefit obligations as of April 1, 2016 and March 31, 2017 and 2018 are illustrated as follows:

	As of
	April 1, 2016	March 31, 2017	March 31, 2018
	(Millions of yen)
Defined benefit obligations	79,628	74,049	73,479
Plan assets	(53,948)	(53,253)	(56,547)

Net of liabilities and assets	25,680	20,796	16,932

The effect of a 0.5% change in the discount rates on the defined benefit obligations are illustrated as follows:

	As of
	April 1, 2016	March 31, 2017	March 31, 2018
	(Millions of yen)
Discount rate
0.5% decrease	3,629	3,446	3,417
0.5% increase	(3,339)	(3,175)	(3,219)

Measurement of Fair Values

Alps Electric’s accounting policies and disclosures require the measurement of fair values for certain of its financial instruments. Financial instruments measured at fair values are classified into the following three levels of the fair value hierarchy, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

Level 1: Fair value measured by quoted prices in active markets for identical assets or liabilities

Level 2: Fair value measured by direct or indirect observable inputs other than Level 1

Level 3: Fair value measured by significant unobservable inputs

When measuring the fair value of a financial instruments, Alps Electric uses quoted prices in an active market to the extent possible. Financial instruments, the fair value of which is measured as above, are classified as Level 1 fair value financial instruments. Meanwhile, certain financial instruments, which are not traded in active markets, were measured using significant unobservable inputs, and were therefore classified as Level 3 fair value financial instruments. These instruments were mainly unlisted equity securities whose fair values were 11,894 million yen, or 1.9% of total assets, 10,966 million yen, or 1.7% of total assets, and 11,016 million yen, or 1.6% of total assets, as of April 1, 2016 and March 31, 2017 and 2018, respectively.

The fair value measurement process for Level 3 financial instruments is performed by adopting valuation models that can best reflect the characteristics and risks of individual financial instruments. In addition, Alps Electric also monitors the trends of significant indicators that could have an effect on their fair values and the financial conditions of the issuer. Valuation of these financial instruments is performed by primarily referring to the most recent transaction prices for the same instrument. In certain cases, valuation is made through comparison with the listed equity prices of similar companies with appropriate adjustments using reasonably available inputs that would be used by market participants. Unobservable inputs are used for measurement of fair value of unlisted securities. The significant unobservable inputs used for measurement of Level 3 financial instruments measured at fair value are actual transaction prices or price-to-book ratios. A substantial increase (or decrease) in the price-to-book ratio causes the fair value to substantially rise (or fall). The fair values measured using valuation techniques may vary significantly from actual future trade prices, which may affect the results of operations of Alps Electric.

Losses for Level 3 financial instruments recognized in other comprehensive income for the fiscal years ended March 31, 2017 and 2018 were 1,540 million yen and 114 million yen, respectively. The losses were due to changes in inputs for valuations and decreases in transaction prices in recent transactions. For further details, refer to Note 29 (7) “Fair value hierarchy of financial instruments” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

Property, Plant and Equipment

Alps Electric owns a wide range of assets of property, plant and equipment for use in its operations. The carrying amounts of such assets were 145,988 million yen, or 23.5% of total assets, 151,707 million yen, or 23.4% of total assets, and 187,703 million yen, or 26.8% of total assets, as of April 1, 2016 and March 31, 2017 and 2018, respectively. Since property, plant and equipment represent a not insignificant portion of Alps Electric’s total assets, any change in estimates, such as estimated useful lives, estimated residual values and inputs for impairment assessment, related to these assets would have a significant impact on Alps Electric’s financial condition and results of operations.

Useful Lives and Residual Values

Alps Electric’s property, plant and equipment except for land and construction in progress are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The asset’s useful life is based on historical experiences with similar assets, taking into account the pattern in which the asset’s future economic benefits are expected to be consumed, as well as anticipated technological changes. Rapid technology development required to stay competitive in the industry may cause some assets to have a shorter useful life or a lower residual value than initially estimated.

Alps Electric reviews the estimated useful lives and residual values of property, plant and equipment at the end of each reporting period and depreciation expenses are adjusted prospectively if there are significant changes from the previous estimates. The useful lives of property, plant and equipment are as follows; there were no significant changes in these estimates during the years ended March 31, 2017 and 2018.

Years of useful lives
Buildings and structures	2 – 50
Machinery, equipment and vehicles	1 – 17
Tools, furniture and fixtures	1 – 20

Impairment Assessment

Alps Electric assesses at the end of each reporting period whether there is an indication that an asset or a CGU may be impaired. If any such indication exists, Alps Electric recognizes impairment losses when its carrying amount exceeds its recoverable amount.

The recoverable amount of an asset or a CGU is the higher of fair value less costs of disposal and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset or a CGU, based on assumptions such as future cash flows, discount rates and long-term growth rates.

Alps Electric recognized impairment losses of 164 million yen and 299 million yen for the year ended March 31, 2017 and 2018, respectively.

Recently Issued Accounting Standards

At the date of authorization for issue of Alps Electric’s consolidated financial statements included in this prospectus, the following standards have been issued by the IASB but were not yet adopted or had not been early adopted by Alps Electric:

New or amended standards, amendments and interpretations	Description of new standards / amendments	Mandatory application for annual periods beginning on or after:	To be adopted by Alps Electric (From the year beginning)
IFRS 15 Revenue from Contracts with Customers	New accounting standard for revenue from contracts with customers	January 1, 2018	April 1, 2018

IFRS 16 Leases	New accounting standard for leases	January 1, 2019	April 1, 2019

Alps Electric concludes that the changes resulting from adopting IFRS 15 will not have a significant impact and is currently assessing the potential impact of adopting IFRS 16 on its consolidated financial statements. For further information, refer to Note 2(6) “Accounting standards issued but not yet adopted” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

Quantitative and Qualitative Disclosure About Market Risk

In the ordinary course of business, Alps Electric is exposed to a variety of market risks that are typical for the industries and sectors in which it operates. Alps Electric is exposed to the risk of fluctuations in currency exchange rates and interest rates.

For a discussion of market risk and other risks, refer to Note 29 “Financial Instruments” to Alps Electric’s audited consolidated financial statements, included elsewhere in this prospectus.

ALPINE MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alpine is intended to provide information to investors to facilitate an understanding of Alpine’s business and results of operations. The following discussion should be read in conjunction with Alpine’s audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

Overview

Alpine engages in the manufacture and sale of in-car information and communication products and in-car audio products. Its primary products in the information and communication products segment, the larger of Alpine’s two business segments in terms of both revenue and profit, include car navigation systems and in-car communication products. The main products within its audio products segment include in-car CD players, amplifiers and speakers. See “—Operations Review—Segment Information” for further information concerning these two segments.

For both information and communication products as well as audio products, Alpine largely sells to automobile manufacturers on an OEM basis. A substantial portion of Alpine’s revenue for the fiscal years ended March 31, 2017 and 2018 consisted of such OEM sales, while sales to aftermarket distributors and retailers made up most of the remaining sales.

A significant portion of Alpine’s business is generated with overseas customers. In the fiscal years ended March 31, 2017 and 2018, transactions with overseas customers, located mainly in countries such as the United States, Germany, China and the United Kingdom, accounted for 87.4 % and 88.1% of Alpine’s revenue.

During the fiscal year ended March 31, 2018, the Japanese economy remained on a moderate recovery trend, with the United States and Europe continuing moderate economic expansion. Meanwhile, the outlook for the global economy remained uncertain due to the policy trends of the new U.S. administration and rising geopolitical risks in the Far East. Alpine anticipates that the global economic outlook will continue to remain uncertain, due to such factors as the policy trends in Europe and the United States, fluctuations in the financial and capital markets and geopolitical risks.

In terms of the trends in the car electronics industry that it operates in, Alpine considers that the automobile industry overall is entering an era of major transition as exemplified by the rapid changes relating to CASE. The concentration of management resources in the CASE domain is expected to remain a trend of the entire automobile industry going into the fiscal year ending March 31, 2019. In addition, there is an increasing number of alliances and collaborations extending beyond the boundaries of the traditional automobile industry, as evidenced by the entry of IT companies into the automobile industry. Such expanded collaboration has intensified competition across industries and business fields.

Going forward, Alpine anticipates that the trend of increasing sales of high-end audio products in the aftermarket, as well as of navigation systems to European automobile manufacturers in the OEM market, will continue and may bring about an increase in revenue for the fiscal year ending March 31, 2019. However, its marginal profit ratio is expected to decline on account of anticipated changes in product mix, as well as significant proactive investment in R&D and other factors. Consequently, Alpine anticipates that operating profit for the fiscal year ending March 31, 2019 may decrease slightly compared to the previous fiscal year.

Principal Factors Affecting Financial Results

Alpine’s financial condition and results of operations have been and will continue to be materially affected by a number of factors, some of which are outside of its control, including the following:

Revenue

Alpine’s revenue substantially consists of product sales, which are a function of sales volume and sales prices. The principal factors affecting Alpine’s sales volume and sales prices are as follows:

Sales Volume

There are various factors that influence Alpine’s sales volume, such as production plans and business strategies of customers, technology advancement and economic conditions.

•

Production Plans and Business Strategies of Customers: A substantial portion of Alpine’s revenue arise from OEM sales to automobile manufacturers. Given this, sales volume is highly dependent on the production plans and business strategy of such customers. Since the automobile industry is currently facing fundamental transition, many manufacturers are developing new car models and modifying procurement policies, which have a direct impact on Alpine’s product mix and sales volume. On the other hand, Alpine is endeavoring to expand aftermarket sales, such as large-screen navigation systems rolled out in the United States and Europe. Sales volume of such products depends mainly on consumer trends (e.g. trends regarding luxury items) and are impacted by promotional activities.

•

Technology Advancement: The businesses in which Alpine operates in are characterized by rapid technology innovation, frequently changing customer needs and frequent introduction of new products and services. Thus, in order to maintain its market position and price competitiveness, Alpine needs to continue to endeavor to launch new products and to achieve technological innovation. Currently, Alpine is actively involved in various R&D projects relating to ADAS, EV/HVs, IoT and artificial intelligence, each of these fields is expected to be the future trends for Alpine’s business. The outcome of its R&D activities has a significant impact on Alpine’s revenue.

•

Economic Conditions: Overseas sales comprise a significant portion of Alpine’s operations, and thus Alpine’s performance is highly affected, both directly and indirectly, by global market conditions not only in Japan but also North America, Europe and Asia. For example, if the United States applies tariffs on the automobile industry as announced, that may affect the sales of Alpine’s customers and thus eventually Alpine’s revenue. Since order quantities from Alpine’s customers are driven by many factors, such as the levels of disposable income of consumers, Alpine’s revenue are similarly affected by the macroeconomic trends of global markets.

Sales Prices

Since a large portion of Alpine’s sales is OEM sales made to automobile manufacturers, most products are customized and the sales prices are therefore negotiated product by product. Sales prices are determined primarily through consideration of component costs, product life cycles, competition, foreign currency-related factors and the quality and technology advancement of products. Generally sales prices reflect Alpine’s costs to manufacture and provide the products and the margins that it hopes to earn on such sales. Since other manufacturers in the same business tend to secure similar high-quality components, component costs, and thus Alpine’s prices, are susceptible to market demand for those materials.

On the other hand, once they are negotiated, sales prices are relatively stable throughout the life cycles of the applicable models, which can run up to five years, and are subject to annual cost improvement initiatives that the automobile manufacturers may adopt.

Costs and Expenses

Costs of Raw Materials and Components

A significant portion of Alpine’s costs and expenses is raw materials and components costs. Alpine purchases a variety of raw materials and components from numerous suppliers both in Japan and overseas. Alpine’s raw materials and components costs are directly impacted by the volume of products it produces and the unit prices of the raw materials and components for those products. While production volume is influenced by production plans of Alpine’s customers, unit prices of raw materials and components depend on the rarity and technological requirement of the raw materials used. For example, customized or technologically advanced materials tend to be more expensive than those that are generic or based more on older technologies. Furthermore, costs of raw materials and components are also affected by currency fluctuations to the extent that they are purchased in currencies other than the functional currency of the purchasing entity. While Alpine seeks on an ongoing basis to manage these costs by rationalizing and streamlining its process, such costs may significantly affect Alpine’s costs and expenses.

Research and Development Expenses

Alpine conducts ongoing investment in research and development activities to differentiate itself from other companies, and thereby establish a competitive advantage. Alpine focuses its R&D efforts on its distinctive HMI technology as well as the technologies relating to the CASE fields, that is, connected cars, autonomous driving, car sharing services and electric cars. Internal research and development activities are mainly carried out in development facilities located in China, Japan, Germany and the United States. Alpine also works with other companies on joint research projects inside and outside the automobile field. Alpine regularly monitors and controls the R&D efforts of other companies. For detailed information, see “—Research and Development, Patents and Licenses” described below.

Exchange Rate Fluctuations

Since a significant portion of Alpine’s operations is performed in countries outside of Japan, Alpine is exposed to fluctuations in foreign currency exchange rates. The most widely used currencies, other than the Japanese yen, are the U.S. dollar, the euro, and the Chinese renminbi. Any depreciation of the Japanese yen against foreign currencies generally has a positive impact on Alpine’s financial performance because foreign currency denominated sales are only partially offset by costs denominated in the respective currencies. To minimize foreign currency exchange risk arising from operating activities, including forecasted foreign currency sales, Alpine makes use of derivatives such as currency forwards or currency options. However, the entire effect of foreign currency fluctuations may not be mitigated, as actual fluctuations may differ materially from those originally anticipated.

Furthermore, the financial condition and results of operations of each subsidiary with different functional currencies are translated into Japanese yen, for the purpose of preparing consolidated financial statements, which results in currency translation risk. The foreign currency translation impact for the fiscal year ended March 31, 2017, was generally unfavorable, primarily due to the appreciation of the Japanese yen against the U.S. dollar, the euro and the Chinese renminbi continuing until the beginning of the third quarter of the fiscal year ended March 31, 2017.

The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar, the euro, and the Chinese renminbi exchange rates, in each case converting applicable foreign currency into Japanese yen. The U.S. dollar information is based on the noon buying rates in the City of New York as announced for customs purposes by the Federal Reserve Bank of New York, and the euro and the Chinese renminbi information is based on cross-rates taken from Bloomberg, expressed in Japanese yen per the U.S. dollar, euro or Chinese renminbi, as the case may be.

	High	Low	Average (of month-end rates)	Period-end
U.S. dollar
Fiscal year ended March 31,
2017	118.32	100.07	108.31	111.41
2018	114.25	104.83	110.70	106.20
Euro
Fiscal year ended March 31,
2017	127.31	111.13	118.78	119.07
2018	137.35	115.34	129.71	130.92
Chinese renminbi
Fiscal year ended March 31,
2017	17.250	15.033	16.063	16.184
2018	17.480	15.777	16.809	16.892

For further information on sensitivity analysis for currency exchange rates, refer to Note 28 “Financial Instruments” to Alpine’s audited consolidated financial statements, included elsewhere in this prospectus.

Operations Review

Results of Operations

The following table summarizes Alpine’s consolidated statements of profit or loss for the fiscal years presented:

	Fiscal year ended March 31,
	2017	2018
	(Millions of yen)
Revenue	243,483	268,575
Cost of goods sold	(202,175)	(215,433)

Gross profit	41,308	53,142

Selling, general and administrative expenses	(35,702)	(41,223)

Operating profit	4,620	10,527

Profit for the year before income taxes	4,900	11,293

Income tax expenses	(2,908)	(3,767)

Net profit for the year	1,992	7,526

Net profit attributable to owners of Alpine	1,982	7,506

Revenue

Revenue for the fiscal year ended March 31, 2018 was 268,575 million yen, an increase of 25,092 million yen, or 10.3%, from the previous fiscal year. During the year, Alpine recorded increased sales volume in both of its operating segments, especially higher margin products within the information and communication products segment. The sales volume increase was mainly driven by products tailored for luxury vehicle models, such as high-end speakers and amplifiers in the audio products segment and navigation systems tailored for European luxury automobile manufacturers in the information and communication products segment. Apart from the increase in sales volume, driven by depreciation of the Japanese yen against the U.S. dollar, the euro and other currencies, foreign currency translation had a more favorable impact on revenue for the fiscal year ended March 31, 2018. Alpine estimates the impact on revenue from exchange rate fluctuations to be 1,500 million yen on an annual basis for each one yen change against the basket of major currencies impacting its business. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations” above. For geographic information of revenue from external customers, refer to Note 4 “Segment information” to Alpine’s audited consolidated financial statements, included elsewhere in this prospectus.

Cost of Goods Sold

Cost of goods sold for the fiscal year ended March 31, 2018 was 215,433 million yen, an increase of 13,258 million yen, or 6.6%, from the previous fiscal year. The increase in cost of goods sold was largely driven by the increases in sales volume, but was less than the increase in revenue due to:

•	the increase in the proportion of higher margin products in the product mix;

•	cost reduction efforts throughout the year, including improvements in the efficiency of product development activities that resulted in a reduction in research and development expenses; as well as

•	modifications of designs and systems according to value analyses concerning the products.

Gross Profit

Gross profit for the fiscal year ended March 31, 2018 was 53,142 million yen, an increase of 11,834 million yen, or 28.6%, from the previous fiscal year. This is because the increase in cost of goods sold was less than the increase of revenue as described above. The gross profit ratio, defined as the ratio of gross profit to revenue, for the fiscal year ended March 31, 2018 was 19.8%, an increase of 2.8% compared to the previous fiscal year. The increase is mainly due to increased sales of higher margin products such as navigation systems in the information and communication products segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2018 were 41,223 million yen, an increase of 5,521 million yen, or 15.5%, from the previous fiscal year, mainly due to a 1,514 million yen increase in software licensing fees and a 1,498 million yen increase in employee related expenses. The increase in employee related expenses was mainly due to an increase in headcount in connection with the expansion of Alpine’s U.S. operations and of certain businesses. The proportion of selling, general and administrative expenses to revenue was 14.7% and 15.3% during the fiscal years ended March 31, 2017 and 2018, respectively. The slight increase was primarily due to the increase in royalty fees and employee related expenses explained above.

Operating Profit

Operating profit for the fiscal year ended March 31, 2018 was 10,527 million yen, an increase of 5,907 million yen, or 127.9%, from the previous fiscal year. This was mainly due to an increase in profit attributable to growth in sales revenue, partially offset by the increase in selling, general and administrative expenses.

Profit for the Year before Income Taxes

Profit for the year before income taxes for the fiscal year ended March 31, 2018 was 11,293 million yen, an increase of 6,393 million yen, or 130.5%, from the previous fiscal year. The increase was due to the operating results described above and the net effect from financial income and costs, including dividend income and foreign exchange losses incurred.

Income Tax Expenses

Income tax expenses for the fiscal year ended March 31, 2018 amounted to 3,767 million yen, an increase of 859 million yen, or 29.5%, from the previous fiscal year, resulting primarily from the increase in earnings as compared to the previous fiscal year.

The increase in income tax expenses was not in proportion to the increase in profit for the year before income taxes. This was mainly due to the fact that for the fiscal year ended March 31, 2017, Alpine and its Japanese subsidiaries, which apply the Japanese tax consolidation filing system, recognized neither deferred tax assets nor deferred tax benefit since losses were recorded in recent fiscal years. Further, certain deductible temporary differences for which no deferred tax assets were recognized in previous fiscal years were realized during the fiscal year ended March 31, 2018. The effective tax rates for the fiscal years ended March 31, 2017 and 2018 were 59.3% and 33.4%, respectively.

Segment Information

Alpine has identified two principal operating segments as below, which are also determined to be its reportable segments based on the products and services they offer. The chief operating decision maker utilizes financial information for these segments in making resource allocation decisions and assessing performance. Financial information by which Alpine evaluates the performance of its operating segments is determined in accordance with Japanese GAAP.

Reportable segments	Operations
Audio products	Development, manufacturing and marketing of a variety of audio products, including speakers, amplifiers and sound processors mainly for the automotive sector.

Information and communication products	Development, manufacturing, and marketing of information and communication products, including road navigation systems and displays mainly for the automotive sector.

The following table summarizes Alpine’s segment results, which are based on Japanese GAAP, for the fiscal years ended March 31, 2017 and 2018:

For the Fiscal Year Ended March 31, 2017

	Reportable segments
	Audio products	Information and communication products	Adjustments	IFRS adjustments*[3]	Consolidated under IFRS
	(Millions of yen)
Revenue
External	45,974	201,778	—	(4,269)	243,483
Inter-segment	757	162	(919)	—	—

Total	46,731	201,940	(919)	(4,269)	243,483
Segment profit*1,*[2]	2,475	8,234	(5,097)	(992)	4,620

For the Fiscal Year Ended March 31, 2018

	Reportable segments
	Audio products	Information and communication products	Adjustments	IFRS adjustments*[3]	Consolidated under IFRS
	(Millions of yen)
Revenue
External	54,017	221,265	—	(6,707)	268,575
Inter-segment	764	185	(949)	—	—

Total	54,781	221,450	(949)	(6,707)	268,575
Segment profit*1,*[2]	2,136	17,348	(5,735)	(3,222)	10,527

*1	“Segment profit” corresponds to operating profit in the consolidated statements of profit or loss.
*2	Adjustments for segment profit are mainly on selling, general and administrative expenses and corporate expenses that do not belong to any reportable segment.
*3

The primary IFRS adjustment for the fiscal year ended March 31, 2017 and 2018 was the change in accounting method for certain subsidiaries from the consolidation method under Japanese GAAP to the equity method under IFRS. Instead of consolidating the revenues and costs of these entities, the equity method was applied, resulting in decreases in both revenue and profit. For the major reconciling items between IFRS and Japanese GAAP, refer to Note 35 “First-time adoption of IFRS” to Alpine’s audited consolidated financial statements, included elsewhere in this prospectus.

Audio Products

External revenue from the audio products segment for the fiscal year ended March 31, 2018 was 54,017 million yen, an increase of 8,043 million yen, or 17.5%, from the previous fiscal year. The increase was primarily due to the increase in sales volume as a result of the factors described below:

•	increased aftermarket sales due to successful promotional activities, such as exhibition of demo cars fitted with sound systems at Japanese trade shows dedicated to audiovisual equipment; and

•	increased orders for high-end speakers and amplifiers tailored to luxury vehicle models;

Furthermore, the favorable exchange rate fluctuation of the Japanese yen against the basket of Alpine’s major transaction currencies also resulted in an increase in revenue. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations” above.

Segment profit from the audio products segment for the fiscal year ended March 31, 2018 was 2,136 million yen, a decrease of 339 million yen, or 13.7%, from the previous fiscal year despite the increase in sales volume. This was principally due to lower gross margins and higher selling, general and administrative expenses incurred, including royalty fees, freight expenses, and marketing and promotion expenses.

Information and Communication Products

External revenue from the information and communication products segment for the fiscal year ended March 31, 2018 was 221,265 million yen, an increase of 19,487 million yen, or 9.7%, from the previous fiscal year. The increase was primarily due to a net increase in sales volume as a result of the factors described below:

•	the successful launch of a large-screen navigation system in the Japanese aftermarket, as well as of various new products in the U.S. and European aftermarkets tailored to specific vehicle models;

•	favorable sales of navigation systems to European luxury automobile manufacturers in China; and

•	decline in sales of certain display products due to the effect of the end-phase of model lifecycles on orders.

Furthermore, the favorable exchange rate fluctuation of the Japanese yen against the basket of Alpine’s major transaction currencies also resulted in the increase in revenue. Historical fluctuations of such currencies are presented in “—Principal Factors Affecting Financial Results—Exchange Rate Fluctuations” above.

Segment profit from the information and communication products segment for the fiscal year ended March 31, 2018 was 17,348 million yen, an increase of 9,114 million yen, or 110.7%, from the previous fiscal year. The increase was principally due to a significant increase in sales volume of higher margin products such as navigation systems, and a significant decrease in research and development expenditures resulting from the streamlining of product development processes.

Financial Position Review

March 31, 2017 Compared to April 1, 2016

Alpine’s total assets as of March 31, 2017 were 226,347 million yen, a decrease of 9,516 million yen, or 4.0%, compared to April 1, 2016. The decrease primarily consisted of a decrease in inventories, current and non-current other financial assets of 4,763 million yen, 3,370 million yen and 10,363 million yen, respectively, and was offset in part by an increase in cash and cash equivalents, trade and other receivables and intangible assets of 4,026 million yen, 2,844 million yen and 3,049 million yen, respectively. The major reason for the decrease of non-current other financial assets was the significant decrease in the fair value of equity securities; the decrease in inventories and current other financial assets was due to reduced procurement activities during the fourth quarter of the fiscal year and decreased loan receivables from an affiliated company as of March 31, 2017.

Total liabilities as of March 31, 2017 were 67,603 million yen, a decrease of 6,488 million yen, or 8.8%, compared to April 1, 2016. The decrease was mainly attributable to a decrease in trade and other payables and deferred tax liabilities of 3,314 million yen and 2,484 million yen, respectively. The decrease in trade and other payables was due to reduced procurement activities during the fourth quarter of the fiscal year.

Total equity attributable to the owners of Alpine decreased by 2,986 million yen, or 1.8%, to 158,695 million yen as of March 31, 2017, primarily due to net profit generated for the year and the decrease in the foreign currency translation account.

March 31, 2018 Compared to March 31, 2017

Alpine’s total assets as of March 31, 2018 were 233,952 million yen, an increase of 7,605 million yen, or 3.4%, compared to March 31, 2017. The increase primarily consisted of an increase in trade and other receivables, inventories and current other financial assets of 5,659 million yen, 2,369 million yen and 4,297 million yen, respectively, partially offset by a decrease in non-current other financial assets of 6,891 million yen as a result of the decrease in the fair value of equity securities. The increase in trade and other receivables was due to sales growth during the fiscal year ended March 31, 2018, while the increase in inventories held was due to an anticipation of an increase in future sales.

Total liabilities as of March 31, 2018 were 72,616 million yen, an increase of 5,013 million yen, or 7.4%, compared to March 31, 2017. The increase was mainly attributable to an increase in trade and other payables and other current liabilities of 5,014 million yen and 1,489 million yen, respectively, partially offset by a decrease in deferred tax liabilities of 1,946 million yen. The increase in trade and other payables was primarily due to increased purchases, and the increase in other current liabilities was due to advances received from customers tied to sales growth during the fiscal year ended March 31, 2018.

Total equity attributable to owners of Alpine increased by 2,392 million yen, or 1.5%, to 161,087 million yen in the fiscal year ended March 31, 2018, primarily due to the net profit generated for the year, which was partially offset by the decrease in the fair value of financial assets measured at fair value through other comprehensive income.

Reconciliation to Japanese GAAP

Alpine’s consolidated financial statements are prepared in accordance with IFRS as described in Note 2 and the significant accounting policies as summarized in Note 3 to Alpine’s audited consolidated financial statements, included elsewhere in this prospectus. These policies differ in certain respects from Japanese GAAP. Pursuant to the requirements of the Financial Instruments and Exchange Act, Alpine prepares and reports its annual financial results and quarterly financial statements under Japanese GAAP. For the major reconciling items between IFRS and Japanese GAAP, refer to Note 35 “First-time adoption of IFRS” of Alpine’s audited consolidated financial statements, included elsewhere in this prospectus.

Liquidity and Capital Resources

Overview of Liquidity

In order to purchase parts and raw materials for production, to maintain inventory of finished products, as well as to execute capital expenditures, Alpine is required to secure sufficient levels of liquidity and capital resources. Alpine’s policy is to facilitate and support its business activities by maintaining sufficient capital resources, liquidity and a sound balance sheet. Historically, Alpine’s primary sources of capital have been cash on hand and cash flows from operations. Alpine’s cash and cash equivalents amounted to 52,770 million yen as of March 31, 2018, which corresponds to approximately 2.4 months of Alpine’s revenue. Alpine also maintains a syndicated credit facility agreement with seven financial institutions as a way of securing necessary working capital. In addition, as of March 31, 2018, Alpine maintained committed unused credit lines of 10,000 million yen, which is available on a long-term basis. Alpine’s management believes that funds generated internally from operations and cash on hand are sufficient to support its cash requirement, including working capital requirements and capital expenditures. See “—Capital Expenditures” for information regarding Alpine’s capital expenditures for the fiscal years ended March 31, 2017 and 2018.

Capital Management

Alpine reviews the appropriate capital level against medium-to-long term growth strategies in a timely manner, taking into account the following points:

a)	Maintain a financial position that can withstand rapid changes in the business environment and any unforeseen economic crisis in the future

b)	Maintain the financial position necessary to engage in business worldwide

c)	Secure capital necessary to sustain medium-to-long term growth

The measures Alpine focuses on for capital management purposes are return on equity (ROE) and return on assets (ROA). ROE is the ratio of net profit to total equity attributable to the owners of Alpine. ROA is the ratio of net profit to total assets. The following table provides details of such measures as of March 31, 2017 and 2018:

	As of March 31,
	2017	2018
Return on Equity (ROE)	1.24%	4.70%
Return on Assets (ROA)	0.86%	3.26%

The measures are reported to and monitored by management regularly. Alpine is not subject to any particularly significant capital requirements, other than general rules such as those specified in the Companies Act.

Borrowings

Alpine had no significant borrowings as of March 31, 2017 and 2018.

Cash Flows Review

The following table shows Alpine’s cash flow data for the fiscal years ended March 31, 2017 and 2018:

	Fiscal year ended March 31,
	2017	2018
	(Millions of yen)
Cash and cash equivalents at the beginning of the year	48,348	52,374
Net cash provided by operating activities	4,145	14,261
Net cash provided by (used in) investing activities	2,715	(12,760)
Net cash used in financing activities	(2,163)	(2,124)
Effect of exchange rates changes on cash and cash equivalents	(671)	1,019

Net increase in cash and cash equivalents	4,026	396

Cash and cash equivalents at the end of the year	52,374	52,770

For the fiscal year ended March 31, 2018, Alpine had a net cash inflow of 396 million yen, compared with a net cash inflow of 4,026 million yen in the previous fiscal year.

Operating Activities

Net cash flows from operating activities for the fiscal year ended March 31, 2018 totaled 14,261 million yen, compared with 4,145 million yen in the previous fiscal year, mainly due to an increase in cash receipts from customers, partially offset by cash payments to acquire materials for manufacturing. For the fiscal years ended March 31, 2017 and 2018, cash receipts from customers were 238,820 million yen and 264,608 million yen and cash payments to acquire materials for manufacturing were 199,359 million yen and 212,951 million yen, respectively.

Investing Activities

Net cash flows used in investing activities during the fiscal year ended March 31, 2018 totaled 12,760 million yen, as opposed to net cash inflows of 2,715 million yen in the previous fiscal year. The significant change was primarily due to the cash inflows of 10,066 million yen on proceeds from partial liquidation of certain equity investment securities during the fiscal year ended March 31, 2017, however there were no similar proceeds in the fiscal year ended March 31, 2018. In addition, there were cash inflows of 3,189 million yen on proceeds received from loan receivables during the fiscal year ended March 31, 2017, opposed to cash outflows of 4,156 million yen for the payments of loan receivables during the fiscal year ended March 31, 2018. These factors were offset in part by cash outflows from the purchase of investments in associates of 1,684 million yen in the fiscal year ended March 31, 2017.

Financing Activities

Net cash flows used in financing activities for the fiscal year ended March 31, 2018 totaled 2,124 million yen, compared with 2,163 million yen in the previous fiscal year. The principal use of cash was 2,068 million yen of cash dividends paid in each of the two years ended March 31, 2018.

As a result of the cash flows outlined above, cash and cash equivalents totaled 52,770 million yen as of March 31, 2018, compared with 52,374 million yen as of March 31, 2017.

Dividends

Alpine regards returning corporate profits to shareholders as an important feature of its business operations. Its basic policy is to determine the distribution of profits on a consolidated basis, with consideration given to a proper balance among the following three factors: returning profits to shareholders; making proactive investments in R&D and facilities to enhance competitiveness; and retaining internal reserves directed toward future business growth. Based on the above policy, Alpine declared dividends of 30 yen per share for each of the fiscal years ended March 31, 2017 and 2018, which amounted to 2,068 million yen for each period. Total amounts paid are same as the dividends declared for the same periods. For more information related to the dividends of Alpine, see Alpine’s consolidated statements of cash flows included elsewhere in this prospectus.

In addition, on September 27, 2018, Alpine’s board of directors resolved to submit to the extraordinary general meeting of shareholders a proposal for the approval of a special dividend of 100 yen per share of Alpine common stock, with the aggregate amount expected to be 6,895 million yen, including those paid to Alps Electric Co., Ltd. and certain of its subsidiaries. The special dividend will be paid on                 , 201     on the condition that the Share Exchange Agreement is also approved by Alpine shareholders at the extraordinary meeting of shareholders.

Working Capital

In the ordinary course of business, Alpine is required to secure substantial funds for working capital. Alpine’s working capital needs are primarily for operating expenses, including procurement and manufacturing costs, employee expenses, research and development and various daily operating expenses.

As of March 31, 2018, Alpine’s working capital surplus, defined as the excess of current assets over current liabilities, was 82,967 million yen, compared with a working capital surplus of 77,421 million yen as of March 31, 2017. The increase in working capital surplus was primarily due to an increase in trade and other receivables and in other current financial assets that exceed increases in trade and other payables and other current liabilities. For the fiscal years ended March 31, 2017 and 2018, Alpine’s working capital requirements were mainly funded by internally generated funds. Alpine believes that going forward, sufficient funds will be generated from operations to meet its working capital requirements.

Capital Expenditures

Alpine’s capital expenditures mainly target toward the introduction of new models, production innovation and quality enhancement. For the fiscal years ended March 31, 2017 and 2018, Alpine’s capital expenditures for acquiring property, plant and equipment and intangible assets, excluding equipment on operating leases, amounted to 8,738 million yen and 8,671 million yen, respectively. Alpine’s capital expenditures are principally committed to improving and expanding production facilities and obtaining moldings for new products. Capital expenditures by segment for the fiscal year ended March 31, 2018 consisted of the following:

Audio Products

For the audio products segment, capital expenditures of 1,419 million yen for the fiscal year ended March 31, 2018 were allocated to the introduction of new products, as well as the improvement, streamlining and modernization of production facilities located in North America, Europe and Japan, and improvement of sales and R&D facilities located in China.

Information and Communication Products

For the information and communication products segment, capital expenditures of 7,198 million yen for the fiscal year ended March 31, 2018 were deployed to upgrade, streamline, and modernize production facilities and to improve sales and R&D facilities. Those facilities were located in North America, Europe, China and Japan.

The following table describes Alpine’s current material plans to construct, expand or improve its facilities as of March 31, 2018:

Intended facility use	Investment amount (planned)	Amount of expenditure already paid	Method of financing	Actual or estimated start date	Estimated completion date
	(Millions of yen)
Manufacturing, R&D, etc. (Japan)	5,785	—	Own Capital	April 2018	March 2019
Manufacturing (Hungary)	2,116	—	Own Capital	April 2018	March 2019
Manufacturing (China)	674	—	Own Capital	April 2018	March 2019

Research and Development, Patents and Licenses

Focusing on 2025 and beyond, Alpine engages in a wide range of research and development activities in various areas to retool itself for disruptions in the automobile industry’s business models and changes in consumers’ lifestyles. In addition to Alpine’s unique “HMIs that resonate with all five human senses,” other focus areas include car-related trends such as the CASE fields as well as information processing fields such as Big Data and AI.

Alpine’s research and development expenses were 17,719 million yen and 10,657 million yen in the fiscal years ended March 31, 2017 and 2018, of which 3,647 million yen and 776 million yen has been capitalized and recorded as intangible assets, respectively.

Audio Products

For the fiscal years ended March 31, 2017 and March 31, 2018, 3,209 million yen and 2,163 million yen were spent as research and development expenses in the audio products segment, which accounted for 18.1% and 20.3% of total research and development expenses for the respective years. Such expenses were primarily concentrated in the product development of audio products using Carbon Fiber Reinforced Plastics, or CFRTP, diaphragms. The application of CFRTP, which is lightweight yet sturdy, allows high-quality sound reproduction and provides better heat-resistance.

Information and Communication Products

Research and development expenses for the information and communication products segment for the fiscal years ended March 31, 2017 and 2018, were 14,510 million yen and 8,494 million yen, respectively, which accounted for 81.9% and 79.7% of the total research and development expenses for such fiscal years. R&D efforts for this segment include a project to optimize the three-dimensional augmented reality head-up display technology (to present information on windshields at various positions depending on the distance from objects and the driving speed) for use in automobiles. Such technology allows drivers to obtain information while looking ahead, eventually leading to safer driving. Other R&D focus areas include a development project concerning systems that use drones to patrol and inspect electrical infrastructure. Alpine’s positioning accuracy technology and other sensor technologies were applied in the project. Technologies developed through these efforts will be further applied to other areas such as IoT and AI technology.

Off-Balance Sheet Arrangements

As of March 31, 2018, Alpine had no material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

As of March 31, 2018, Alpine’s contractual obligations and commitments were as follows:

	Payments due by period
	Within 1 year	1-5 years	Over 5 years	Total
	(Millions of yen)
Operating lease obligations	496	439	1	936
Purchase obligations*[1] :
— Inventory-related goods	22,610	10	—	22,620
— Property, plant and equipment and intangible assets	906	—	—	906

Total	24,012	449	1	24,462

In addition to the tabular disclosure above, Alpine is required to make contributions to defined benefit pension plans. Significant changes in future contributions compared with those made in past years are not expected. The actual contribution made during the fiscal year ended March 31, 2018 was 442 million yen.

*1

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions and the approximate timing of the transactions. Alpine has various obligations to purchase in the ordinary course of business, mainly related to open purchase orders of inventory-related goods, property, plant and equipment and intangible assets. Most of Alpine’s purchase obligations are based on market prices and generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts to be paid may vary significantly from the amounts presented.

Critical Accounting Policies and Estimates

Preparing financial statements and related disclosures in conformity with IFRS, require Alpine’s management to make judgments, assumptions and estimates that it believes to be relevant at the time Alpine prepares its consolidated financial statements. Management considers the following accounting policies and estimates to be critical because they both are important in fully understanding and evaluating Alpine’s financial condition and operating results, and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

These are based on historical experience and on various other assumptions including Alpine’s knowledge of current events and actions. Actual results may differ from these estimates and assumptions, and such differences may be material.

Significant estimates and assumptions that have significant effects on the amounts recognized in the consolidated financial statements that are included in this prospectus are as follows:

Recoverability of Deferred Tax Assets

Alpine, taking into consideration when deductible temporary differences, carried forward tax losses and credits are likely to be realized and any tax planning opportunities, recognizes deferred tax assets to the extent that it is probable that future taxable profits will be available against them. Alpine calculates future taxable profits based on its business plans, which are approved by its management. These business plans, in turn, may change due to such factors as the following:

•

Possible increases in revenue and margins due to successful launches of new products as a result of Alpine’s research and development activities; or possible declines in revenue and margins due to the increasing competition and demands for ever-improving products in the industry

•	Potential changes in business strategies and production plans of Alpine’s OEM customers

Any significant changes in the above and other factors would have a material impact on the amounts of deferred tax assets and associated income tax expenses recognized in Alpine’s consolidated financial statements in future periods.

The Japanese tax consolidation filing system is applied to Alpine Electronics, Inc. and its wholly owned Japanese subsidiaries. The majority of unrecognized deferred tax assets relate to Alpine Electronics, Inc., which has not recognized any deferred tax assets since losses were recorded in recent years.

The following summarizes deductible temporary differences, tax loss carryforwards and tax credits for which no deferred tax assets are recognized by Alpine as of April 1, 2016 and March 31, 2017 and 2018:

	As of
	April 1, 2016	March 31, 2017	March 31, 2018
	(Millions of yen)
Deductible temporary differences	19,255	22,489	24,193
Unused tax loss carryforwards	9,901	10,615	9,807
Unused tax credits	410	565	467

The recoverability of deferred tax assets is reviewed at each reporting date and, upon such review, the amount of deferred tax assets recognized in Alpine’s consolidated financial statements is adjusted to the extent that it is probable that the related tax benefit will be realized.

Key Actuarial Assumptions for Measurement of Defined Benefit Obligations

Alpine has retirement benefit plans, including defined benefit pension plans and unfunded lump-sum retirement benefit plans. The defined benefit pension plans cover Alpine and eight of its subsidiaries, while the lump-sum retirement benefit plans cover Alpine and twenty-two of its subsidiaries. The present values of defined benefit obligations are calculated based on certain actuarial assumptions. Changes in significant assumptions, particularly the discount rates, could materially affect the amount of defined benefit obligations. Alpine obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions. Certain background information on discount rates is described below:

•

Discount rate: Alpine refers to market yields of corporate bonds that receive credit rating of Aa3 or above from Moody’s or AA- or above from S&P to determine the discount rate. The estimated discount rates ranged from 0.35% to 0.53%, from 0.41% to 0.61% and from 0.38% to 0.54% as of April 1, 2016 and March 31, 2017 and 2018, respectively.

These assumptions may be affected by factors that are outside Alpine’s control, including changes in future economic conditions as well as enactment or amendment of related laws. Such factors may have a material impact on the consolidated financial statements in future periods. Alpine’s defined benefit obligations as of April 1, 2016 and March 31, 2017 and 2018 are illustrated as follows:

	As of
	April 1, 2016	March 31, 2017	March 31, 2018
	(Millions of yen)
Defined benefit obligations	14,719	14,678	15,023
Plan assets	(9,929)	(10,214)	(11,293)

Net of liabilities and assets	4,790	4,464	3,730

The effect of a 0.5% change in the discount rate on the defined benefit obligations are illustrated as follows:

	As of
	April 1, 2016	March 31, 2017	March 31, 2018
	(Millions of yen)
Discount rate
0.5% decrease	710	678	777
0.5% increase	(651)	(624)	(714)

Measurement of Fair Values

Alpine’s accounting policies and disclosures require the measurement of fair values for certain of its financial instruments. Financial instruments measured at fair values are classified into the following three levels of the fair value hierarchy, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

Level 1: Fair value measured by quoted prices in active markets for identical assets or liabilities

Level 2: Fair value measured by direct or indirect observable inputs other than Level 1

Level 3: Fair value measured by significant unobservable inputs

When measuring the fair value of a financial instruments, Alpine uses quoted prices in an active market to the extent possible. Financial instruments, the fair value of which is measured as above, are classified as Level 1 fair value financial instruments. Meanwhile, certain financial instruments, which are not traded in active markets, were measured using significant unobservable inputs, and were therefore classified as Level 3 fair value financial instruments. These instruments were mainly unlisted equity securities whose fair values were 13,448 million yen, or 5.7% of total assets, 13,050 million yen, or 5.8% of total assets, and 11,408 million yen, or 4.9% of total assets, as of April 1, 2016 and March 31, 2017 and 2018, respectively.

The fair value measurement process for Level 3 financial instruments is performed by adopting valuation models that can best reflect the characteristics and risks of individual financial instruments. In addition, Alpine also monitors the trends of significant indicators that could have an effect on their fair values and the financial conditions of the issuer. Valuation of these financial instruments is performed by primarily referring to the most recent transaction prices for the same instrument. In certain cases, valuation is made through comparison with the listed equity prices of similar companies with appropriate adjustments using reasonably available inputs that would be used by market participants. Unobservable inputs are used for measurement of fair value of unlisted securities. The significant unobservable inputs used for measurement of Level 3 financial instruments measured at fair value are actual transaction prices or price-to-book ratios. A substantial increase (or decrease) in the price-to-book ratio causes the fair value to substantially rise (or fall). The fair values measured using valuation techniques may vary significantly from actual future trade prices, which may affect the results of operations of Alpine.

Losses for Level 3 financial instruments recognized in other comprehensive income for the fiscal years ended March 31, 2017 and 2018 were 189 million yen and 1,686 million yen, respectively. The losses were due to changes in inputs for valuations and decreases in transaction prices in recent transactions.

Refer to Note 28 (7) “Fair value hierarchy of financial instruments” to Alpine’s audited consolidated financial statements, included elsewhere in this prospectus.

Property, Plant and Equipment

Alpine owns a wide range of assets of property, plant and equipment for use in its operations. The carrying amounts of such assets were 25,901 million yen, or 11.0% of total assets, 24,141 million yen, or 10.7% of total assets, and 24,910 million yen, or 10.6% of total assets, as of April 1, 2016 and March 31, 2017 and 2018, respectively. Since property, plant and equipment represents a not insignificant portion of Alpine’s total assets, any change in estimates, such as estimated useful lives, estimated residual values and inputs for impairment assessment, related to these assets would have a significant impact on Alpine’s financial condition and results of operations.

Useful Lives and Residual Values

Alpine’s property, plant and equipment except for land and construction in progress are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The asset’s useful life is based on historical experiences with similar assets, taking into account the pattern in which the asset’s future economic benefits are expected to be consumed, as well as anticipated technological changes. Rapid technology development required to stay competitive in the industry may cause some assets to have a shorter useful life or a lower residual value than initially estimated.

Alpine reviews the estimated useful lives and residual values of property, plant and equipment at the end of each reporting period with depreciation expenses adjusted prospectively if there are significant changes from the previous estimates. The useful lives of property, plant and equipment are as follows; there were no significant changes in these estimates during the fiscal years ended March 31, 2017 and 2018.

Years of useful lives
Buildings and structures	2 – 50
Machinery, equipment and vehicles	2 – 14
Tools, furniture and fixtures	1 – 20

Impairment Assessment

Alpine assesses at the end of each reporting period whether there is an indication that an asset or a cash-generating unit, or CGU, may be impaired. If any such indication exists, Alpine recognizes impairment losses when its carrying amount exceeds its recoverable amount.

The recoverable amount of an asset or a CGU is the higher of fair value less costs of disposal and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset or a CGU, based on assumptions such as future cash flows, discount rates and long-term growth rates.

Alpine recognized no impairment loss for the fiscal year ended March 31, 2017 and impairment losses of 299 million yen for the fiscal year ended March 31, 2018. The impairment loss incurred during the later fiscal year was related to certain land and buildings impaired to their recoverable amounts, which was the fair value less costs of disposal as measured by an external appraiser.

Recently Issued Accounting Standards

At the date of authorization for issue of Alpine’s consolidated financial statements included in this prospectus, the following standards have been issued by the IASB but were not yet adopted or had not been early adopted by Alpine:

New or amended standards, amendments and interpretations	Description of new standards / amendments	Mandatory application for annual periods beginning on or after:	To be adopted by Alpine (From the year beginning)
IFRS 15 Revenue from Contracts with Customers	New accounting standard for revenue from contracts with customers	January 1, 2018	April 1, 2018

IFRS 16 Leases	New accounting standard for leases	January 1, 2019	April 1, 2019

Alpine concludes that the changes resulting from adopting IFRS 15 will not have a significant impact and is currently assessing the potential impact of adopting IFRS 16 on its consolidated financial statements. For further information, refer to Note 2(6) “Accounting standards issued but not yet adopted” to Alpine’s audited consolidated financial statements, included elsewhere in this prospectus.

Quantitative and Qualitative Disclosure About Market Risk

In the ordinary course of business, Alpine is exposed to a variety of market risks that are typical for the industries and sectors in which it operates. Alpine is exposed to the risk of fluctuations in foreign currency exchange rates.

For a discussion of market risk and other risks, refer to Note 28 “Financial Instruments” to Alpine’s audited consolidated financial statements, included elsewhere in this prospectus.

DIRECTORS OF ALPS ALPINE

FOLLOWING THE SHARE EXCHANGE

The maximum number of directors on Alps Electric’s board of directors who are not Audit and Supervisory Committee members is 18. The maximum number of directors on Alps Electric’s board of directors who are Audit and Supervisory Committee members is 7. Upon the effectiveness of the share exchange, the maximum number of directors on ALPS ALPINE’s board of directors who are not Audit and Supervisory Committee members will be reduced to 8.

At the 85th general meeting of shareholders of Alps Electric held on June 22, 2018, six directors who will not be members of the Audit and Supervisory Committee, as well as six directors who will also become members of the Audit and Supervisory Committee, were elected to become directors of ALPS ALPINE on January 1, 2019, on the condition that the share exchange takes effect on such date and subject to the resignation as director by each individual who is a director of Alps Electric immediately before the effectiveness of the share exchange.

The following provides information about such individuals, ownership of shares of Alps Electric and Alpine common stock.

Name	Date of birth	Number of Alps Electric shares owned as of September 30, 2018	Percentage of outstanding Alps Electric shares as of September 30, 2018		Number of Alpine shares owned as of October 15, 2018	Percentage of outstanding Alpine shares as of October 15, 2018
Toshihiro Kuriyama*[1]	April 25, 1957	16,300	*	[3]	1,000	*	[3]
Nobuhiko Komeya*[1]	September 20, 1955	6,000	*	[3]	3,000	*	[3]
Takashi Kimoto*[1]	October 1, 1958	22,432	*	[3]	—	—
Koichi Endo*[1]	April 17, 1961	100	*	[3]	5,600	*	[3]
Yoichiro Kega*[1]	May 4, 1960	4,307	*	[3]	—	—
Satoshi Kinoshita	October 17, 1963	—	—		—	—
Junichi Umehara*[2]	March 5, 1957	8,300	*	[3]	—	—
Shinji Maeda*[2]	August 6, 1958	100	*	[3]	1,473	*	[3]
Takashi Iida*[2]	September 5, 1946	—	—		—	—
Satoko Hasegawa*[2]	November 27, 1968	—	—		—	—
Kazuya Nakaya*[2]	September 14, 1956	—	—		—	—
Yoko Toyoshi*[2]	May 20, 1958	—	—		—	—

*1	Indicates individuals who will also become executive officers of ALPS ALPINE upon the effectiveness of the share exchange.
*2	Indicates individuals who will become directors as well as members of the Audit and Supervisory Committee.
*3	Shares held represent less than 1% of the total number of outstanding shares of common stock of Alps Electric and Alpine.

The following is the description of the six individuals who will become directors but not members of the Audit and Supervisory Committee.

Toshihiro Kuriyama joined Alps Electric in 1980 and became the President, Chairman of the Board of Directors in June 2012, a position in which he currently serves. Mr. Kuriyama has held various positions with Alps Electric, including General Manager of the Business Development Headquarters, the Engineering Headquarters and Component Products Business of Mechatronics, Material and Process Division, after which he was first appointed as Director of Alps Electric in June 2004 and became Managing Director in June 2011. Upon the effectiveness of the share exchange, Mr. Kuriyama will become the head corporate officer of Alps Company.

Nobuhiko Komeya joined Alps Electric in 1981 and became the President of Alpine in June 2016, a position in which he currently serves. He has held various positions within the Alps group, including Director & President of ALPS ELECTRIC (UK) LIMITED, which is a wholly owned subsidiary of Alps Electric, Managing Director of Alps Electric in charge of Material Control of Mechatronics, Material and Process Division, and Senior Managing Director of Alps Electric in charge of Administration Headquarters. He was first appointed as Director of Alps Electric in June 2004 and became Senior Managing Director of Alpine as the Head of Administration in 2015. Upon the effectiveness of the share exchange, Mr. Komeya will become the head corporate officer of Alpine Company.

Takashi Kimoto joined Alps Electric in 1981 and became Senior Managing Director of Alps Electric in June 2016, a position in which he currently serves, while also serving as General Manager of Sales & Marketing Headquarters since April 2012. Mr. Kimoto has held various positions with Alps Electric, including General Manager of Automotive Division, European and America Business Executive. He was first appointed as Director in June 2008 and became Managing Director in June 2012.

Koichi Endo joined Alpine in 1986 and became Managing Director and Head of Engineering & Development in June 2016, both positions in which he currently serves. Mr. Endo has held various with Alpine, including Deputy Head of Engineering & Development and Head of Advanced Development. He was first appointed as Director of Alpine in June 2010.

Yoichiro Kega joined Alps Electric in 1984 and was appointed as Director of Alps Electric in June 2016, a position in which he currently serves, while also being appointed as Officer in charge of Corporate Planning, Accounting and Finance, General Affairs and Environment since February 2017. He has held various positions within the Alps group, including Director and President of Alps Electric Europe GmbH, which is a wholly owned subsidiary of Alps Electric, General Manager in charge of Sales Planning Office of Sales & Marketing Headquarters of Alps Electric and in charge of Corporate Planning Office.

Satoshi Kinoshita has been elected as outside director of ALPS ALPINE, effective January 1, 2019. He has served as President and CEO of Tungaloy Corporation since March 2014, having joined Toshiba Tungaloy Co., Ltd. in 1988, which is now Tungaloy Corporation. He has held various positions at Tungaloy Corporation, including General Manger, Materials Development Department of Engineering Headquarters, Executive Officer and General Manager in charge of Engineering Headquarters, as well as General Manager, Cutting Tools Development Department in Engineering Headquarters.

The following is the description of six directors who are members of Audit and Supervisory Committee.

Junichi Umehara joined Alps Electric in 1987 and was appointed as Director of Alps Electric in June 2006, Officer in charge of Legal & Intellectual Property and General Manager in charge of Corporate Export & Import and Administration in July 2006, as well as Officer in charge of Human Resource, Legal & Intellectual Property, all positions in which he currently serves. He concurrently serves as Chairman of Alps (China) Co., Ltd., a wholly owned subsidiary of Alps Electric. Mr. Umehara has held various positions with Alps Electric, including Deputy General Manager of Administration Headquarters and Deputy General Manager of Engineering Headquarters.

Shinji Maeda joined Alps Electric in 1982, was transferred to Alpine in 1991. He was appointed as General Manager of Corporate Planning of Alpine in January 2016, a position in which he currently serves. Between 1991 and 2016, he held various positions with Alpine, including Senior Manager of Human Resources Division, General Manager and Deputy Head of Administration (Human Resources, Corporate Planning in Tokyo).

Takashi Iida is an attorney practicing law in Japan, belonging to Kowa Law Office, which he founded in January 2012. He had been appointed as outside director of Alps Electric in June 2013, following which he was appointed as Director who is a member of the Audit and Supervisory Committee of Alps Electric in June 2016, a

position in which he currently serves. Outside Alps Electric, he concurrently holds such positions as Outside Corporate Auditor of Shimadzu Corporation, Outside Audit & Supervisory Board Member of NIPPON TELEGRAPH AND TELEPHONE CORPORATION and Deputy Chairman of Gender Equality Bureau Cabinet Office Promotion and Liaison Committee.

Satoko Hasegawa is an attorney practicing law in Japan, belonging to STW & Partners, the former Sueyoshi Sogo Law Office, which she founded in April 2007. She had been appointed as outside director of Alpine in June 2014, following which she was appointed as Director and Audit and Supervisory Committee Member of Alpine in June 2016, a position in which she currently serves. Outside Alpine, she concurrently serves as Outside Director and Audit and Supervisory Committee member of Hakudo Co., Ltd.

Kazuya Nakaya joined Matsushita Kotobuki Electronics Industries, Ltd., which is now PHC Corporation, in 1984. He resigned from PHC Corporation in September 2015 after concurrently holding the position of Representative Director, Senior Managing Officer and Chief Technology Officer of PHC Corporation. In October 2015, he was appointed as Advisor of Healthcare Business Division of KONICA MINOLTA, Inc., a position in which he currently serves.

Yoko Toyoshi is a certified public accountant who has worked in various accounting firms. After working at the Bank of Fukuoka, Ltd. and Asahi Shinwa & Co., which is now KPMG AZSA LLC, she joined Deloitte Touche Tohmatsu LLC where she was appointed as partner in July 2008 and continues to be so to date.

As of September 30, 2018, certain of the individuals named above held options issued by Alps Electric. Each option gives the holder the right to purchase 100 shares of common stock of Alps Electric. The options are exercisable within ten days from the day immediately following the date of the holder’s termination of service as director of Alps Electric. The name of the options, the expiration date and the aggregate number of options held by the individuals named above as of September 30, 2018 are as follows:

Name of series	Expiration date	Exercise price (Yen)	Aggregate number of options held
Alps Electric Co., Ltd. 1st Series of Stock Acquisition Rights	July 28, 2054	1	86
Alps Electric Co., Ltd. 2nd Series of Stock Acquisition Rights	July 26, 2055	1	35
Alps Electric Co., Ltd. 3rd Series of Stock Acquisition Rights	July 21, 2056	1	97
Alps Electric Co., Ltd. 4th Series of Stock Acquisition Rights	July 24, 2057	1	70
Alps Electric Co., Ltd. 5th Series of Stock Acquisition Rights	August 5, 2054	1	83

As of October 15, 2018, certain of the individuals named above held options issued by Alpine. Each option gives the holder the right to purchase 100 shares of common stock of Alpine. The options are exercisable within ten days from the day immediately following the date of the holder’s termination of service as director of Alpine. The name of the options, the expiration date and the aggregate number of options held by the individuals named above as of October 15, 2018 are as follows:

Name of series	Expiration date	Exercise price (Yen)	Aggregate number of options held
Alpine Electronics, Inc. 1st Series of Stock Acquisition Rights	August 5, 2054	1	20
Alpine Electronics, Inc. 2nd Series of Stock Acquisition Rights	August 4, 2055	1	27
Alpine Electronics, Inc. 3rd Series of Stock Acquisition Rights	July 19, 2056	1	103
Alpine Electronics, Inc. 4th Series of Stock Acquisition Rights	July 20, 2057	1	70
Alpine Electronics, Inc. 5th Series of Stock Acquisition Rights	July 23, 2058	1	66

Director Compensation

The aggregate amount of remuneration, including bonuses, for the year ended March 31, 2018, paid by Alps Electric or Alpine and their respective subsidiaries to the persons named above for services in all capacities to

Alps Electric or Alpine and their respective subsidiaries for the fiscal year ended March 31, 2018 was approximately 379 million yen. Alps Electric, Alpine and their respective subsidiaries have set aside approximately 199 million yen for retirement payment to the persons named above.

Related Party Transactions

Since April 1, 2015, there are no related party transactions with respect to the twelve individuals listed above.

SHAREHOLDERS

Major Shareholders

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

To the extent known to Alps Electric, Alps Electric is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person. Alpine is a consolidated subsidiary of Alps Electric.

Alps Electric and Alpine know of no arrangements the operation of which may at a later time result in a change of control.

Alps Electric

The following table provides information regarding shareholders appearing on Alps Electric’s register of shareholders as of September 30, 2018 that held 5% or more of Alps Electric’s outstanding common stock:

Name	Number of Alps Electric shares owned	Percentage of outstanding Alps Electric shares owned
	(Thousands of shares)
The Master Trust Bank of Japan, Ltd. (Trust Account)*[1]	26,465	13.51
Japan Trustee Services Bank, Ltd. (Trust Account)*[1]	16,100	8.22

*1

Alps Electric understands that The Master Trust Bank of Japan, Ltd. (Trust Account) and Japan Trustee Services Bank, Ltd. (Trust Account) are not the beneficial owners of Alps Electric’s common stock. The shares of common stock are held in trust accounts, which do not disclose the names of beneficiaries.

As of October 26, 2018, Alps Electric had received from the following entities reports on changes in substantial shareholding pursuant to the Financial Instruments and Exchange Law, indicating that such entities own the number of Alps Electric common stock set forth below. Alps Electric is not able to confirm the number of shares actually owned by such shareholders.

Name	Number of Alps Electric shares owned	Percentage of outstanding Alps Electric shares owned*[1]
	(Thousands of shares)
Elliott International, L.P.*[2] and its affiliated entities	22,200	11.33
Nomura Securities Co., Ltd.*[3] and its affiliated entities	14,860	7.59
Sumitomo Mitsui Trust Bank, Limited*[4] and its affiliated entities	13,949	7.12
Mitsubishi UFJ Financial Group, Inc.*[5] and its affiliated entities	10,586	5.40
Mizuho Securities Co., Ltd.*[6] and its affiliated entity	10,088	5.14

*1	Based on the number of shares of Alps Electric common stock outstanding as of September 30, 2018.
*2

The report, dated October 10, 2018, indicated that this entity, together with two affiliated entities, in the aggregate owned the number of shares of Alps Electric common stock set forth above as of October 9, 2018.

*3

The report, dated October 19, 2018, indicated that this entity, together with two affiliated entities, in the aggregate owned the number of shares of Alps Electric common stock set forth above as of October 15, 2018.

*4

The report, dated October 22, 2018, indicated that this entity, together with two affiliated entities, in the aggregate owned the number of shares of Alps Electric common stock set forth above as of October 15, 2018.

*5

The report, dated September 3, 2018, indicated that this entity, together with four affiliated entities, in the aggregate owned the number of shares of Alps Electric common stock set forth above as of August 27, 2018.

*6

The report, dated July 23, 2018, indicated that this entity, together with an affiliated entity, in the aggregate owned the number of shares of Alps Electric common stock set forth above as of July 13, 2018.

Alpine

The following table provides information regarding shareholders appearing on Alpine’s register of shareholders as of October 15, 2018 that held 5% or more of Alpine’s outstanding common stock:

Name	Number of Alpine shares owned	Percentage of outstanding Alpine shares owned
	(Thousands of shares)
Alps Electric Co., Ltd.	28,215	40.91
Oasis Investments II Master Fund Ltd.	6,601	9.57

As of October 26, 2018, Alpine had received from the following entities reports on changes in substantial shareholding pursuant to the Financial Instruments and Exchange Law, indicating that such entities own the number of Alpine common stock set forth below. Alpine is not able to confirm the number of shares actually owned by such shareholders.

Name	Number of Alpine shares owned	Percentage of outstanding Alpine shares owned*[1]
	(Thousands of shares)
Elliott International, L.P.*[2] and its affiliated entities	6,825	9.90
Oasis Management Company Ltd.*[3]	6,407	9.29
Wellington Management Company LLP*[4] and its affiliated entities	3,488	5.06

*1	Based on the number of shares of Alpine common stock outstanding as of October 15, 2018.
*2

The report, dated October 10, 2018, indicated that this entity, together with two affiliated entities, in the aggregate owned the number of shares of Alpine common stock set forth above as of October 9, 2018.

*3	The report, dated October 30, 2017, indicated that this entity in the aggregate owned the number of shares of Alpine common stock set forth above as of October 26, 2017.
*4

The report, dated September 6, 2017, indicated that this entity, together with two affiliated entities, in the aggregate owned the number of shares of Alpine common stock set forth above as of August 31, 2017.

U.S. Shareholders

According to Alps Electric’s and Alpine’s registers of shareholders as of September 30, 2018 and October 15, 2018, respectively, there were 136 record holders of Alps Electric common stock and 59 record holders of Alpine common stock who were resident in the United States. Such record shareholders owned 9.51%

and 10.28%, respectively, of the outstanding shares of common stock of Alps Electric and Alpine as of September 30, 2018 and October 15, 2018, respectively. Because some shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

ALPS ALPINE

Based on the information regarding the ten largest shareholders of record of Alps Electric as of September 30, 2018 and Alpine as of October 15, 2018, each of which is the latest information available, if the record ownership by those shareholders remains unchanged through the date of the share exchange, the following would provide relevant information regarding shareholders that would hold 5% or more of ALPS ALPINE’s outstanding common stock immediately after the share exchange:

Name	Number of ALPS ALPINE shares immediately following the share exchange	Percentage of outstanding ALPS ALPINE shares immediately following the share exchange
	(Thousands of shares)
The Master Trust Bank of Japan, Ltd. (Trust Account)*[1]	27,689	12.64
Japan Trustee Services Bank, Ltd. (Trust Account)*[1]	16,879	7.55

*1

Alps Electric understands that The Master Trust Bank of Japan, Ltd. (Trust Account) and Japan Trustee Services Bank, Ltd. (Trust Account) are not the beneficial owners of Alps Electric’s common stock. The shares of common stock are held in trust accounts, which do not disclose the names of beneficiaries.

DESCRIPTION OF ALPS ELECTRIC COMMON STOCK

The following information relates to the shares of Alps Electric common stock, including summaries of certain provisions of Alps Electric’s articles of incorporation and share handling regulations, the Companies Act, and the Act on Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (Law No. 75 of 2001, as amended) (together with the regulations promulgated thereunder, the “Book-Entry Act”) relating to joint stock corporations.

General

Alps Electric is a joint stock corporation under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of capital stock in the corporation and shareholders’ liability is limited to the amount of subscription for the shares. The authorized share capital of Alps Electric is as provided in its articles of incorporation and consists of 500,000,000 shares of common stock.

Shares of all Japanese companies listed on any Japanese stock exchange are subject to a central clearing system under the Book-Entry Act. The shares of Alps Electric common stock, which are listed on the Tokyo Stock Exchange, are also subject to the central clearing system. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, that person must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are securities firms, banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet further requirements of the Book-Entry Act can open accounts directly at JASDEC.

Under the Book-Entry Act, any transfer of listed shares is effected through book entry. Unless the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.

Under the Companies Act, in order to assert shareholders’ rights against Alps Electric, the transferee must have its name and address registered in Alps Electric’s register of shareholders, except in limited circumstances. Under the clearing system, Alps Electric generally makes such registration based on the information provided in a general shareholders notification issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with Alps Electric’s transfer agent through the account managing institution and JASDEC. See “—Register of Shareholders” for more information.

Non-resident shareholders of Alps Electric are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of its standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to Alps Electric’s transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from Alps Electric to non-resident shareholders are delivered to the standing proxies or mailing addresses in Japan.

Dividends

General

Under the Companies Act, a joint stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restrictions on Dividends” below.

Under the articles of incorporation of Alps Electric and the Companies Act, Alps Electric may, by resolution of Alps Electric’s general meeting of shareholders or its board of directors:

•	distribute annual dividends in cash and/or in kind to shareholders of record as of March 31 of each year;

•	distribute interim dividends in cash and/or in kind to shareholders of record as of September 30 of each year; and

•	distribute dividends in cash and/or in kind to shareholders as of a record date to be fixed for such distribution from time to time.

Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividend. If dividends are to be paid in kind, Alps Electric may grant its shareholders the right to require Alps Electric to pay such dividends in cash instead of in kind. If no such right is granted to shareholders, the payment of dividends in kind must be approved by a special resolution of a general meeting of shareholders. Under its articles of incorporation, Alps Electric is not obligated to pay any annual and interim dividends in cash that remain unclaimed for a period of three years after the first payable date of such dividends.

Restrictions on Dividends

In order to pay dividends, Alps Electric must, until the aggregate amount of Alps Electric’s capital surplus reserve and earned surplus reserve reaches one-quarter of its stated capital, set aside in its capital surplus reserve and/or earned surplus reserve the amount equal to one-tenth of the amount paid out from surplus, as defined below.

Under the Companies Act, as of the effective date of the distribution, provided that net assets of Alps Electric are not less than three million yen, the amount of dividends may not exceed:

the sum of:

(a) the amount of surplus, as described below; and

(b) in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net income for the relevant period as provided for by an ordinance of the Ministry of Justice of Japan and (ii) the amount of consideration that Alps Electric received for the treasury shares that Alps Electric disposed of during such period;

less the sum of:

(c) the book value of treasury shares;

(d) in the event that Alps Electric disposed of treasury shares after the end of the last fiscal year, the amount of consideration that Alps Electric received for such treasury shares;

(e) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of Alps Electric’s goodwill and deferred assets exceeds the total of its stated capital, capital surplus reserve and earned surplus reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

The amount of surplus stated in (a) above is the excess of:

the sum of:

(i) the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

(ii) in the event that Alps Electric disposed of treasury shares after the end of the last fiscal year, the difference between the book value of such treasury shares and the consideration that Alps Electric received for such treasury shares;

(iii) in the event that Alps Electric reduced its stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital surplus reserve and/or earned surplus reserve (if any); and

(iv) in the event that capital surplus reserve and/or earned surplus reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

over the sum of:

(v) in the event that Alps Electric canceled treasury shares after the end of the last fiscal year, the book value of such treasury shares;

(vi) in the event that Alps Electric distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind; and

(vii) the aggregate amounts of a. through d. below, less e. and f. below:

a. in the event that the amount of surplus was reduced and transferred to capital surplus reserve, earned surplus reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b. in the event that Alps Electric paid dividends after the end of the last fiscal year, the amount set aside in Alps Electric’s capital surplus reserve and/or earned surplus reserve;

c. in the event that Alps Electric disposed of treasury shares in the process of (x) a merger in which Alps Electric acquired all rights and obligations of a company, (y) a corporate split in which Alps Electric acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which Alps Electric acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury shares and the consideration that Alps Electric received for such treasury shares;

d. in the event that the amount of surplus was reduced in the process of a corporate split in which Alps Electric transferred all or a part of its rights and obligations after the end of the last fiscal year, the amount so reduced;

e. in the event of (x) a merger in which Alps Electric acquired all rights and obligations of a company, (y) a corporate split in which Alps Electric acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which Alps Electric acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of Alps Electric’s other capital surplus after such merger, corporate split or share exchange, less the amount of its other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of its other retained earnings after such merger, corporate split or share exchange, less the amount of its other retained earnings before such merger, corporate split or share exchange; and

f. in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, provided that an amount not exceeding one-half of such paid-in amount may be accounted for as capital surplus reserve. Alps Electric may generally reduce capital surplus reserve and/or earned surplus reserve by resolution of a general meeting of shareholders, and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. Alps Electric may also transfer all or any part of the surplus as described in “—Dividends” above to stated capital, capital surplus reserve or earned surplus reserve by resolution of a general meeting of shareholders, subject to certain restrictions. Alps Electric may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, Alps Electric may transfer such amounts in the whole or in part to capital surplus reserve or earned surplus reserve.

Share Splits

Alps Electric may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as Alps Electric’s only class of outstanding shares is common stock, Alps Electric may increase the number of authorized shares in the same ratio as that of such share split by amending its articles of incorporation, which may be effected by a resolution of the board of directors without shareholder approval.

Under the clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by Alps Electric’s shareholders at account managing institutions will be increased in accordance with the applicable ratio.

Share Consolidation

Alps Electric may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. Alps Electric must disclose the reason for the share consolidation at the general meeting of shareholders. When a share consolidation is to be made, Alps Electric must give notice to each shareholder or public notice at least two weeks prior to the effective date of the share consolidation; provided that if the product of (a) the number of shares constituting each unit of shares and (b) the ratio of share consolidation is a number that contains a fractional part less than one, Alps Electric must give notice to each shareholder or public notice at least 20 days prior to the effective date, and any shareholder of Alps Electric (i) who, being entitled to vote at a general meeting of shareholders, notifies Alps Electric prior to the general meeting of shareholders of his or her intention to oppose the share consolidation and votes against the approval of the share consolidation at such general meeting of shareholders, or (ii) who is not entitled to vote at such general meeting of shareholders may demand that Alps Electric purchase his or her shares constituting any fraction less than one at a fair price.

Under the clearing system, on the effective date of the share consolidation, the numbers of shares recorded in all accounts held by Alps Electric’s shareholders at account managing institutions will be decreased in accordance with the applicable ratio.

Unit Share System

Under the articles of incorporation of Alps Electric and the Companies Act, 100 shares of common stock constitute one unit. The shareholders of Alps Electric who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders. As they do not have voting rights, shareholders owning less than a unit of shares also are not entitled to exercise shareholder rights that are conditioned on having voting rights, such as the right to make shareholder proposals at shareholders’ meetings; they may also not have the right to file an action to nullify a resolution of a shareholders’ meeting. Furthermore, shares of Alps Electric’s common stock can only be bought and sold on the Tokyo Stock Exchange in volumes that are positive integer multiples of a unit. Given this, the ability of shareholders owning less than a unit of shares of Alps Electric common stock to dispose of such shares would be limited compared to that of shareholders seeking to sell a unit of shares or more.

A shareholder of Alps Electric who holds shares constituting less than one unit may at any time demand that Alps Electric purchase its shares of less than one unit. In addition, the articles of incorporation of Alps Electric provide that a shareholder who holds shares constituting less than one unit may at any time demand that Alps Electric sell to it from any available treasury shares the number of shares as may be necessary to raise its share ownership to a whole unit. The price at which shares constituting less than one unit will be purchased or sold by Alps Electric pursuant to such a demand will be equal to (a) the closing price of shares of Alps Electric reported by the Tokyo Stock Exchange on the day when the demand is received by Alps Electric’s transfer agent or (b) if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter. Under the clearing system, such demand must be made to Alps Electric through the relevant account management institution.

General Meetings of Shareholders

The annual general meeting of Alps Electric’s shareholders is held within three months after the end of the last fiscal year. An extraordinary general meeting of shareholders may be held whenever necessary. Notice of a general meeting of shareholders stating the date, time and place of the general meeting of shareholders, and any matter with respect to the agenda of the general meeting of shareholders (if any), among other things, must be given to each shareholder of common stock with voting rights (or, in the case of a shareholder not resident in Japan, to its standing proxy or mailing address in Japan) at least two weeks prior to the scheduled date of the meeting.

Any shareholder or group of shareholders holding at least three percent of Alps Electric’s total voting rights for a period of six months or more may request, with an individual shareholder notice (as described in “—Register of Shareholders” below), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice to hold a meeting no later than eight weeks from the date of such request is dispatched, the requesting shareholder may, upon obtaining court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of Alps Electric’s total voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders (including for election of directors), and may propose to describe such matter together with a summary of the proposal (including for election of such shareholder’s or shareholders’ nominees to the board of directors) to be submitted by such shareholder in a notice to Alps Electric’s shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

Voting Rights

A holder of shares of common stock constituting one or more units is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom

Alps Electric may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.

Except as otherwise provided by the Companies Act, under the articles of incorporation of Alps Electric, the resolution of a shareholders’ meeting must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders present or represented at the meeting having no quorum requirement other than for matters relating to appointment of directors (including Audit and Supervisory Committee members), which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present or represented.

However, except as otherwise provided by the Companies Act, under the articles of incorporation of Alps Electric, a resolution of a shareholders’ meeting regarding the matters provided in Section 309 Clause 2 of the Companies Act can be adopted only by special resolution, which requires an affirmative vote of at least two-thirds of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present. Examples of such matters are as follows:

(a)	any amendment to Alps Electric’s articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b)	a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c)	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d)	the transfer of all or a substantial part of Alps Electric’s business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e)	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f)	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g)

a share exchange or share transfer for the purpose of establishing a 100 percent parent-subsidiary relationships, subject to a certain exceptions under which a shareholders’ resolution is not required;

(h)

any issuance of new shares or transfer of existing shares held by Alps Electric as treasury shares at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons other than shareholders;

(i)	any acquisition by Alps Electric of its own shares from specific persons other than Alps Electric’s subsidiaries;

(j)	a share consolidation; or

(k)	the removal of an Audit and Supervisory Committee members.

Liquidation Rights

In the event of liquidation of Alps Electric, the assets remaining after payment of all the debts, liquidation expenses, and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

Issuance of New Shares

Alps Electric may generally issue new shares or transfer existing shares held by it as treasury shares by a resolution of the board of directors up to the authorized number of shares prescribed in Alps Electric’s articles of incorporation, subject to the limitations as to the offering of new shares at a “specially favorable” price described in item (h) of “Voting rights” above. However, a resolution of a general meeting of shareholders, which requires an affirmative vote of a majority of the voting rights of the shareholders present or represented at the meeting where a quorum of a majority of the total voting rights is present or represented, is required if (i) such issuance of new shares or transfer of existing shares results in a person who subscribes for such shares and its subsidiaries having more than 50% of voting rights of all shareholders in total following such issuance of new shares or transfer of existing shares, subject to certain exceptions, and (ii) shareholders representing at least ten percent of the voting rights of all shareholders notify Alps Electric of their intention to oppose such issuance of new shares or transfer of existing shares within two weeks from the date of filing of the securities registration statement in relation to such new shares or transfer of existing shares, unless Alps Electric’s financial condition is extremely severe and there is an urgent necessity for business continuity of Alps Electric. Similar procedures are applicable to an issuance of stock acquisition rights and transfer of existing stock acquisition rights.

Subscription Rights

Shareholders of Alps Electric have no preemptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price described in item (h) of “—Voting Rights” and the issuance of new shares which requires shareholders’ approval described in “—Issuance of New Shares” above. The board of directors may, however, determine that shareholders be given subscription rights with respect to new shares. In that case, such subscription rights must be given on identical terms to all shareholders as of a record date at least two weeks prior to which notice to each shareholder or public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

Alps Electric may issue stock acquisition rights or bonds with stock acquisition rights. Upon the exercise of stock acquisition rights, Alps Electric will be obligated to either issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury shares. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under a specially favorable condition described in item (h) of “—Voting Rights” or is subject to the shareholders’ approval requirement described in “—Issuance of New Shares” above.

Register of Shareholders

The registration of names, addresses and other information of shareholders in Alps Electric’s register of shareholders will be made by Alps Electric upon the receipt of the general shareholders notification given to Alps Electric by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, Alps Electric will register the names, addresses and other information of shareholders in Alps Electric’s register of shareholders without the general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Act such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in Alps Electric’s register of shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Act, the shareholder may exercise such rights upon giving the company a notice of individual shareholders through JASDEC during a certain period prescribed under the Book-Entry Act.

Record Date

Under the articles of incorporation of Alps Electric, March 31 is the record date for Alps Electric’s year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders and September 30 is the record date for Alps Electric’s interim dividends. In addition, by a resolution of the board of directors, and after giving at least two weeks’ prior public notice, Alps Electric may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Under the Book-Entry Act, JASDEC is required to promptly give Alps Electric notice of the names and addresses of Alps Electric’s shareholders, the number of shares held by them and other relevant information as of each record date.

Repurchase by Alps Electric of Common Stock

Alps Electric may repurchase its shares of common stock:

(a) by way of purchase on any stock exchange on which its shares are listed or by way of a tender offer under the Financial Instruments and Exchange Act of Japan, or FIEA, pursuant to a resolution at a general meeting of shareholders or a resolution of the board of directors;

(b) by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution at a general meeting of shareholders; and

(c) by purchase from any of its subsidiaries, pursuant to the resolution of the board of directors.

In the case of (b) above, any other shareholders may request that they be added to the specific shareholders mentioned in (b) above for the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter); or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.

In general, the total price of the shares to be repurchased by Alps Electric shall not exceed the amount that Alps Electric may distribute as surplus. For more details regarding surplus, see “—Dividends” above.

Transfer Agent

Alps Electric’s transfer agent, as set forth in the share handling regulations of Alps Electric, is Mitsubishi UFJ Trust and Banking Corporation. The transfer agent maintains Alps Electric’s register of shareholders.

Reporting of Shareholders

The FIEA and its related regulations, in general, require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of an appropriate local finance bureau, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent or more in any such holding ratio or any change in material matters set out in any previously filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically and furnish copies thereof to the issuer of such shares and to all the Japanese stock exchanges on which the shares are listed. The report is then disclosed via the Internet.

JAPANESE FOREIGN EXCHANGE AND CERTAIN OTHER REGULATIONS

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by Alps Electric and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell Alps Electric’s shares outside Japan.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Non-Residents” as:

•	individuals who are not resident in Japan; or

•

corporations whose principal offices are located outside Japan. Generally, branches and other offices of non-resident corporations within Japan are regarded as Exchange Residents, and branches and other offices of Japanese corporations located outside Japan are regarded as Exchange Non-Residents.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are Exchange Non-Residents;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•

corporations (i) not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within either of the preceding two items or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are Exchange Non-Residents.

Acquisition of Shares

In general, the acquisition of shares of a Japanese company listed on any Japanese stock exchange by an Exchange Non-Resident from an Exchange Resident may be made without any restriction on the Exchange Non-Resident, except for cases where such acquisition constitutes an “Inward Direct Investment” described below. Exchange Residents who acquire or transfer such shares from or to an Exchange Non-Resident must file a retroactive report to the Minister of Finance following such acquisition or transfer, unless:

•	the aggregate purchase price of the relevant shares is 100 million yen or less;

•	the transfer is made through any securities firm, bank or other entity prescribed by the Exchange Regulations acting as an agent or intermediary; or

•	the acquisition constitutes an Inward Direct Investment described below.

Inward Direct Investment

Acquisition of shares in a listed Japanese corporation by a Foreign Investor from any other person constitutes an Inward Direct Investment if such Foreign Investor acquires and, together with parties who have a special relationship with such Foreign Investor as defined in the cabinet order, holds 10% or more of the total issued shares of such corporation upon completion of the proposed acquisition. In general, any Foreign Investor who intends to engage in an Inward Direct Investment must file a report of the acquisition with the Minister of Finance and any other competent ministers having jurisdiction over the relevant Japanese company on or before the 15th day of the month following the month in which such acquisition was made. However, if the relevant Japanese company engages in any of the specific businesses designated by the Foreign Exchange Regulations, the Foreign Investor must in general give prior notification to the Minister of Finance and other relevant ministers. In this case, such a proposed acquisition may not be completed until 30 days have passed from the date of the filing as a general rule. The ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition. In addition, if such acquisition was made in violation of these rules above, and in case such violation may incur any risk of impairing national security, then the ministers may order such Foreign Investor to sell all or part of shares acquired by such Inward Direct Investment or any other necessary measures.

Dividends and Proceeds of Sales

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Non-Residents may in general be converted into any foreign currency and repatriated abroad.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Upon the effectiveness of the share exchange, the shareholders of Alpine will become shareholders of Alps Electric, which will be renamed ALPS ALPINE. Each of Alpine and Alps Electric is a joint stock corporation organized under the laws of Japan, and the common stock of each of Alpine and Alps Electric are listed on the Tokyo Stock Exchange in Japan. In addition, the description of the attributes of shares of common stock in the articles of incorporation of each of Alps Electric and Alpine are substantially similar. As a result, there are no material differences in the legal rights of holders of Alps Electric common stock as compared to that of Alpine common stock.

TAXATION

You are urged to consult your own tax advisor regarding the U.S. federal, state and local and the Japanese and other tax consequences of the share exchange and of owning and disposing of Alps Electric shares in your particular circumstances.

For the purposes of discussion of Japanese and U.S. federal income tax consequences of the share exchange below, the term “Treaty” refers to the current income tax convention between the United States and Japan, as amended; a “U.S. Holder” refers to any beneficial owner of shares of Alpine common stock that either receives shares of Alps Electric common stock pursuant to the share exchange or properly exercises dissenters’ rights and that is (i) a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and an “Eligible U.S. Holder” refers to a U.S. Holder that: (i) is a resident of the United States for purposes of the Treaty; (ii) does not maintain a permanent establishment in Japan (a) with which shares of Alps Electric common stock are effectively connected or (b) of which shares of Alps Electric common stock form part of the business property; and (iii) is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of Alps Electric common stock.

Japanese Tax Consequences

The following is a discussion of the principal Japanese tax consequences (limited to national taxes) of the share exchange and the ownership of shares of ALPS ALPINE common stock to non-resident holders who hold shares of Alpine common stock and ultimately will hold shares of ALPS ALPINE common stock following the share exchange. The discussion is the opinion of Mori Hamada & Matsumoto, Japanese counsel to Alps Electric. A “non-resident holder” means a holder of shares of Alpine or ALPS ALPINE common stock, as the case may be, who holds such shares as portfolio investments, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan. For purposes of this discussion, a holder of shares is considered to own such shares, as applicable, as a portfolio investment if the holder owns less than 25% of the total number of the relevant corporation’s issued shares.

The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis. This discussion is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the share exchange and of the acquisition, ownership and disposition of ALPS ALPINE shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Consequences of the Share Exchange

Under the terms of the share exchange, shares of Alpine common stock will be exchanged solely for shares of Alps Electric common stock, and no cash or other property other than shares of Alps Electric common stock will be distributed to holders of shares of Alpine common stock, except that some holders of shares of Alpine common stock may receive cash (i) in lieu of fractional shares of Alps Electric common stock where such fractional shares arise due to the share exchange ratio in the share exchange or (ii) as a result of their exercise of dissenters’ appraisal rights under the Companies Act.

Except as described in the following paragraph, non-resident holders holding Alpine shares as a portfolio investor will not be subject to Japanese taxation with respect to the share exchange.

If holders of shares of Alpine common stock receive any cash in lieu of fractional shares of Alps Electric common stock, such cash is deemed to be sale proceeds for such fractional shares and, consequently, such holders of shares of Alpine common stock will generally recognize capital gains or losses for Japanese tax purposes with respect to their Alpine shares that would otherwise have been exchanged for such fractional shares of Alps Electric common stock. However, non-resident holders of shares of Alpine common stock that are portfolio investors will not be subject to Japanese taxation with respect to such gains derived from the sale of their shares under Japanese law.

If holders of shares of Alpine common stock receive cash payments of the sale price from Alpine as a result of their exercise of dissenters’ appraisal rights under the Companies Act, the portion of such sale price in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws will be deemed dividends for Japanese tax purposes, and such deemed dividend portion, if any, generally will be subject to Japanese withholding tax. Non-resident holders who wish to exercise dissenters’ appraisal rights are urged to consult their own tax advisors with respect to the exact tax consequences of their exercise of dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a further discussion of dissenters’ appraisal rights of shareholders of Alpine common stock.

Ownership and Disposition of ALPS ALPINE Shares

Generally, a non-resident holder will be subject to Japanese withholding tax on dividends paid by ALPS ALPINE. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders is generally (a) 20.42% for dividends to be paid on or before December 31, 2037 and (b) 20% for dividends to be paid thereafter. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of ALPS ALPINE common stock) to non-resident holders, except for any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned withholding tax rate is reduced to (a) 15.315% for dividends to be paid before December 31, 2037 and (b) 15% for dividends to be paid thereafter.

At the date of this prospectus, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10% under the income tax treaties with Australia, France, Hong Kong, the Netherlands, Portugal, Qatar, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor generally is limited to 10% of the gross amount, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by ALPS ALPINE to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident holder, such non-resident holder of shares of ALPS ALPINE common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax

Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. A non-resident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but that failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. ALPS ALPINE does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty where the required procedures described above are not followed.

Gains derived from the sale or other disposition of shares of ALPS ALPINE common stock outside Japan by a non-resident holder holding such shares as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of ALPS ALPINE common stock as legatee, heir or donee even if neither the acquiring individual nor the decedent nor the donor is a Japanese resident.

Holders of ALPS ALPINE common stock should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

U.S. Federal Income Tax Consequences

The following discussion describes the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange, or the receipt of the special dividend with respect to Alpine common stock (if applicable), and of owning ALPS ALPINE common stock following the share exchange. The discussion is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric. The discussion is applicable to a U.S. Holder that has held shares of Alpine common stock as capital assets within the meaning of Section 1221 of the Code, and will hold shares of common stock of Alps Electric, which will be renamed ALPS ALPINE, as capital assets following the share exchange.

Except where noted, this discussion does not deal with holders that are subject to special rules, such as the following:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks, financial institutions, insurance companies or mutual funds;

•	tax-exempt entities;

•	former citizens or long-term residents of the United States;

•	persons holding shares of Alpine common stock or Alps Electric common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning (directly, indirectly or constructively) 10% or more of Alpine stock (by vote or value);

•	holders of Alpine stock acquisition rights;

•	persons who received their shares of Alpine common stock upon the exercise of stock acquisition rights or otherwise as compensation for services;

•

except as specifically described below, U.S. Holders of shares of Alpine common stock that will own (directly, indirectly or constructively) 5% or more of either the total voting power or the total value of the shares of Alps Electric immediately after the share exchange or the integrated transaction, as discussed below (“5% Transferee Shareholders”); or

•	persons whose “functional currency” is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the Code, U.S. Treasury regulations, rulings and judicial decisions issued under the Code as of the date of this registration statement. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Neither Alps Electric nor Alpine has requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences of the share exchange or any of the other matters discussed herein and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below, or that such conclusions, if challenged, will be upheld by a court.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. Holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (other than Japanese withholding taxes, as specifically described under “—Ownership and Disposition of Shares of ALPS ALPINE Common Stock—Distributions”), or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences, alternative minimum tax consequences or the consequences related to the Medicare tax on net investment income. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the share exchange, the receipt of the special dividend with respect to Alpine common stock (if applicable), and the ownership or disposition of shares of ALPS ALPINE common stock in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Alpine common stock and will hold shares of ALPS ALPINE common stock after the share exchange, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding such stock should consult their own tax advisors regarding the U.S. federal tax treatment of the share exchange and of holding shares of ALPS ALPINE common stock.

The Share Exchange

Treatment of the Share Exchange

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Alps Electric and Alpine have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Alps Electric, that, as the share exchange is structured, it is more likely than not that the share exchange will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. For example, depending on the circumstances, the provision of cash by Alps Electric or ALPS ALPINE to fund payments to U.S. Holders exercising dissenters’ appraisal rights, or certain other payments, could cause the share exchange to fail to qualify as a reorganization. Because the integration of the businesses of Alps Electric and Alpine may be a complex process, the details of which have not yet been determined, Alps Electric cannot state with certainty at this time that any transactions that might prevent the share exchange from qualifying as a reorganization will not occur. In addition, the provisions of the Code that govern reorganizations are extremely complex, and are based on typical merger, acquisition and other transaction structures effected under U.S. law. Because the share exchange will be carried out pursuant to Japanese laws which differ from the relevant U.S. laws, it is not certain that the U.S. tax authorities would apply the reorganization rules to them in the same manner they would to U.S. transactions, particularly given that numerous transactions related to the company split are expected to occur on the date of the share exchange. As a result of the foregoing considerations, U.S. tax counsel to Alps Electric is not able to provide a higher degree of certainty regarding the qualification of the share exchange as a reorganization for U.S. federal income tax purposes. The following sections describe the U.S. federal income tax consequences that will be applicable to a U.S. Holder (i) if the share exchange qualifies as a reorganization and (ii) if the share exchange does not qualify as a reorganization.

Share Exchange Qualifies as a Reorganization

If the share exchange qualifies as a reorganization, and subject to the discussion under “—Ownership and Disposition of Shares of ALPS ALPINE Common Stock—Passive Foreign Investment Company Considerations” below, no gain or loss will be recognized by a U.S. Holder on the exchange of shares of Alpine common stock for shares of Alps Electric common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of Alps Electric common stock. Cash received in lieu of a fractional share of Alps Electric common stock will be treated as a payment in exchange for the fractional share of Alps Electric common stock, resulting in gain or loss equal to the difference between the amount of cash received for the fractional share of Alps Electric common stock and the U.S. Holder’s adjusted tax basis attributable to the fractional share of Alps Electric common stock.

The aggregate tax basis of the shares of Alps Electric common stock received by a U.S. Holder in exchange for shares of Alpine common stock will equal the aggregate tax basis of the U.S. Holder’s shares of Alpine common stock exchanged in the share exchange, reduced by any tax basis attributable to fractional shares of Alps Electric common stock treated as exchanged for cash and increased by the amount of gain recognized in the share exchange. The holding period of the shares of Alps Electric common stock received in the share exchange will include the holding period of the shares of Alpine common stock exchanged for the shares of Alps Electric common stock. If the U.S. Holder acquired different blocks of shares of Alpine common stock at different times and at different prices, the tax basis and holding period of the shares of Alps Electric common stock the U.S. Holder received in the share exchange will be determined separately with respect to each block of the shares of Alpine common stock exchanged for shares of Alps Electric common stock and the shares of Alps Electric common stock received by the U.S. Holder will be allocated pro rata to each such block of shares.

Any gain or loss recognized by a U.S. Holder upon the share exchange will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Alpine common stock exceeds one year at the time of the share exchange. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

5% Transferee Shareholders

Additionally, special rules will apply to a U.S. Holder that is a 5% Transferee Shareholder following the share exchange if the share exchange qualifies as a reorganization. To avoid the recognition of gain in the share exchange, a 5% Transferee Shareholder will need to enter into a gain recognition agreement in accordance with applicable U.S. Treasury regulations. In addition, the 5% Transferee Shareholder will be required to file certain annual information statements with its U.S. federal income tax returns for each of the first five full taxable years following the taxable year of the share exchange. U.S. Holders that may be 5% Transferee Shareholders following the share exchange should consult their own tax advisors regarding the requirements that may apply to them.

Share Exchange Does Not Qualify as a Reorganization

If the share exchange does not qualify as a reorganization, and subject to the discussion under “—Ownership and Disposition of Shares of ALPS ALPINE Common Stock—Passive Foreign Investment Company Considerations” below, a U.S. Holder that exchanges its shares of Alpine common stock for shares of Alps Electric common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Alps Electric common stock received and (b) any cash received in lieu of fractional shares of Alps Electric common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Alpine common stock exchanged.

Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Alpine common stock exceeds one year at the time of the share exchange. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

A U.S. Holder’s aggregate tax basis in the shares of Alps Electric common stock received will be the fair market value of those shares on the date the U.S. Holder receives them. The U.S. Holder’s holding period for shares of Alps Electric common stock received in the share exchange will begin on the day after the date the U.S. Holder receives those shares.

Dissenters’ Rights

Regardless of whether the share exchange qualifies as a reorganization, a U.S. Holder that properly exercises dissenters’ appraisal rights with respect to shares of Alpine common stock will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such U.S. Holder (including any Japanese taxes withheld, as described under “—Japanese Tax Consequences—Consequences of the Share Exchange”) and the U.S. Holder’s tax basis in the shares of Alpine common stock exchanged. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Alpine common stock exceeds one year. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain realized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

Records and Reporting Requirements

If the share exchange qualifies as a reorganization, a U.S. Holder that is a “significant holder” within the meaning of U.S. Treasury regulations Section 1.368-3(c)(1) will be required to attach a statement to its U.S. federal income tax return for the year in which the share exchange occurs that contains the information listed in U.S. Treasury regulations Section 1.368-3(b), including the U.S. Holder’s tax basis in its shares of Alpine common stock and the fair market value of the U.S. Holder’s shares of Alpine common stock immediately before they were exchanged for shares of Alps Electric common stock. A “significant holder” includes a holder of securities of a corporation with a tax basis of $1 million or more.

All U.S. Holders should keep records regarding the number, basis and fair market value of their shares of Alpine common stock exchanged for shares of Alps Electric common stock. All U.S. Holders, including any potential 5% Transferee Shareholders, should consult their own tax advisors regarding any record-keeping and reporting requirements applicable to them in respect of the share exchange.

Special Dividend with Respect to Alpine Common Stock

For U.S. federal income tax purposes, the special dividend received by Alpine shareholders is expected to be characterized as a distribution pursuant to Section 301(a) of the Code. Under such characterization, a U.S. Holder will be taxed on such distribution under rules similar to the rules described under “—Ownership and Disposition of Shares of ALPS ALPINE Common Stock—Distributions” below, unless Alpine has been a PFIC at any time during the holding period of the U.S. Holder, in which case rules similar to the rules described under “—Passive Foreign Investment Company Considerations” below will apply. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the receipt of special dividend with respect to Alpine common stock.

Ownership and Disposition of Shares of ALPS ALPINE Common Stock

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to shares of ALPS ALPINE common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of ALPS ALPINE’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to shares of ALPS ALPINE common stock exceed ALPS ALPINE’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares of ALPS ALPINE common stock, and thereafter as capital gain. ALPS ALPINE does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders, including individuals, are subject to reduced rates of U.S. federal income taxation, provided certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the Treaty meets these requirements, and it is expected that ALPS ALPINE will be eligible for the benefits of the Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the reduced U.S. federal income tax rate on dividends in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Japanese yen are converted into U.S. dollars on such date. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. Holder’s U.S. federal income tax liability. See “—Japanese Tax Consequences—Ownership and Disposition of ALPS ALPINE Shares” for a discussion of the Japanese withholding tax and, if applicable, how to obtain the reduced withholding tax rate. Special rules apply in determining the U.S. foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to the reduced rates of U.S. federal income taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. Holder to any foreign country with respect to that year. Dividends paid on shares of ALPS ALPINE common stock will be treated as income from sources outside the United States and will constitute “passive income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sale or Other Disposition of Shares of ALPS ALPINE Common Stock

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of shares of ALPS ALPINE common stock in an amount equal to the difference between the amount realized for the shares of ALPS ALPINE common stock and such U.S. Holder’s tax basis in the shares of ALPS ALPINE common stock, each calculated in U.S. dollars. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of ALPS ALPINE common stock exceeds one year at the time of sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on the shares of ALPS ALPINE common stock will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special, unfavorable, U.S. federal income tax rules will apply to U.S. Holders that have held shares of Alpine common stock or will hold shares of ALPS ALPINE common stock if Alpine or Alps Electric has been or is a PFIC at any time during which the U.S. Holder has held or holds shares of Alpine common stock or ALPS ALPINE common stock. Such rules may change the treatment of distributions on and dispositions of shares of ALPS ALPINE common stock described above and the treatment of the exchange of shares of Alpine common stock pursuant to the share exchange. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year if (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce passive income or are held for the production of passive income.

Alpine does not believe that it was a PFIC for the fiscal year ended March 31, 2016 or will be a PFIC for its current fiscal year, based on the expected composition of its income and assets. Neither Alps Electric nor Alpine has made a determination whether Alpine was a PFIC for any taxable year ending prior to March 31, 2016. Alps Electric does not believe that it was a PFIC for its fiscal year ended March 31, 2016, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually after the end of the taxable year and the application of the PFIC rules is not entirely clear, no assurances can be made regarding determination of the PFIC status of Alpine, Alps Electric or ALPS ALPINE in the current or any future taxable year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences applicable to their own tax situation.

If the share exchange qualifies as a reorganization and Alpine has been a PFIC at any time during the holding period of a U.S. Holder, assuming that Alps Electric is not a PFIC in the taxable year of the share exchange, as expected, and a U.S. Holder of Alpine common stock has not made certain elections with respect to Alpine, such U.S. Holder would likely recognize gain (but not loss) upon the exchange of its shares of Alpine common stock for shares of Alps Electric common stock pursuant to the share exchange. The gain would be equal to the difference between (i) the sum of (a) the fair market value of the shares of Alps Electric common stock received and (b) any cash received in lieu of fractional shares of Alps Electric common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Alpine common stock exchanged. If the share exchange does not qualify as a reorganization and Alpine has been a PFIC at any time during the holding period of a U.S. Holder, a U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Alps Electric common stock received and (b) any cash received in lieu of fractional shares of Alps

Electric common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Alpine common stock exchanged. If ALPS ALPINE is a PFIC at any time during the holding period of a U.S. Holder, gain on disposition of shares of ALPS ALPINE common stock and any distribution in excess of 125% of the average of the annual distributions on shares of Alpine or ALPS ALPINE (as applicable) common stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period (whichever is shorter) will be subject to the PFIC rules. Finally, if ALPS ALPINE is a PFIC for the taxable year in which a dividend is paid or was a PFIC in the preceding year, such dividends will not be eligible for reduced rates of U.S. federal income taxation as described above under “—Distributions.”

In each case described in the preceding paragraph, in the absence of certain elections, the gain and any excess distributions will be allocated ratably to each day of the U.S. Holder’s holding period for the shares of Alpine common stock or ALPS ALPINE common stock (as applicable). Amounts allocated to the current taxable year and to any taxable years before Alpine or ALPS ALPINE (as applicable) became a PFIC would be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each other taxable year beginning with the taxable year that Alpine, Alps Electric or ALPS ALPINE (as applicable) became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax. If a U.S. Holder owned or owns shares of Alpine common stock or Alps Electric common stock, as applicable, or owns ALPS ALPINE common stock, in any year in which Alpine, Alps Electric or ALPS ALPINE was or is a PFIC, the U.S. Holder will be required to file IRS Form 8621 (or any other form subsequently specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return.

Information Reporting and Backup Withholding

Information reporting requirements will apply to (i) cash payments received, if any, in the share exchange and as special dividend, (ii) dividends in respect of shares of Alps Electric common stock and (iii) the proceeds received on the sale or other disposition of shares of Alps Electric common stock within the United States, and, in some cases, outside of the United States by a U.S. Holder unless such U.S. Holder is an exempt recipient. In addition, backup withholding may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number or fails either to report dividends required to be shown on U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of Alps Electric common stock) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of shares of common stock.

U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax consequences applicable to their own tax situation.

EXPERTS

The consolidated financial statements of Alps Electric Co., Ltd. as of March 31, 2017, March 31, 2018 and April 1, 2016, and for each of the years in the two-year period ended March 31, 2018, have been included herein in reliance upon the report of Ernst & Young ShinNihon LLC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Alpine Electronics, Inc. as of March 31, 2017, March 31, 2018 and April 1, 2016, and for each of the years in the two-year period ended March 31, 2018 included in this Prospectus have been audited by Ernst & Young ShinNihon LLC, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The legality of the Alps Electric common stock offered hereby will be passed upon for Alps Electric by Mori Hamada & Matsumoto. Certain U.S. federal income tax matters will be passed upon for Alps Electric by Shearman & Sterling LLP.

WHERE YOU CAN FIND MORE INFORMATION

Alps Electric is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the requirements of that Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

Alps Electric does not have a reporting obligation in the United States under the Exchange Act. Following the date of this prospectus, Alps Electric will be subject to reporting obligations and any filings it makes will be available via the SEC website at www.sec.gov. You may also read and copy any reports, statements or other information filed by Alps Electric at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains filings by reporting companies, including those filed by Alps Electric, at http://www.sec.gov. The information contained in the website is not incorporated by reference into this prospectus.

Alps Electric files annual and quarterly securities reports and other reports, in Japanese, under the FIEA with the applicable local finance bureau in Japan.

Neither Alps Electric nor Alpine has authorized anyone to give any information or make any representation about the share exchange that is different from, or in addition to, that contained in this prospectus. The information contained in this prospectus speaks only as of the date hereof unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Alps Electric Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alps Electric Co., Ltd. and subsidiaries (the “Company”) as of April 1, 2016, March 31, 2017 and March 31, 2018, the related consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended March 31, 2018 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 1, 2016, March 31, 2017 and March 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young ShinNihon LLC

We have served as the Company’s auditor since 2000.

Tokyo, Japan

July 10, 2018, except for the third paragraph of Note 1,

as to which date is October 5, 2018

ALPS ELECTRIC CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF APRIL 1, 2016, MARCH 31, 2017 AND MARCH 31, 2018

	(Millions of yen)

	Note	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Assets
Current assets:
Cash and cash equivalents	5	116,775	118,258	120,010
Trade and other receivables	6,29	127,562	150,013	166,148
Inventories	7	89,487	91,424	98,039
Income taxes receivable		754	740	1,332
Other financial assets	10,29	2,276	1,580	1,973
Other current assets	11	9,661	9,867	12,328

Total current assets		346,515	371,882	399,830

Non-current assets:
Property, plant and equipment	8,14	145,988	151,707	187,703
Intangible assets	9	15,142	19,077	21,449
Associates and joint ventures accounted for using the equity method	31	3,851	5,218	4,803
Other financial assets	10,29	70,979	59,399	54,332
Deferred tax assets	27	32,593	33,224	25,876
Other non-current assets	11	6,195	6,687	7,194

Total non-current assets		274,748	275,312	301,357

Total assets		621,263	647,194	701,187

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ELECTRIC CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF APRIL 1, 2016, MARCH 31, 2017 AND MARCH 31, 2018

	(Millions of yen)

	Note	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Liabilities and equity
Liabilities
Current liabilities:
Trade and other payables	12,29	104,681	113,786	121,931
Borrowings	14,29	34,913	37,426	36,805
Other financial liabilities	15,29	2,979	2,338	2,576
Provisions	16	6,539	6,230	7,360
Income taxes payable		7,071	7,750	7,681
Other current liabilities	18	28,321	26,925	29,433

Total current liabilities		184,504	194,455	205,786

Non-current liabilities:
Borrowings	14,29	19,133	25,628	33,465
Other financial liabilities	15,29	2,676	2,469	2,463
Provisions	16	946	914	973
Defined benefit liabilities	17	25,927	21,058	17,170
Deferred tax liabilities	27	14,820	10,727	9,128
Other non-current liabilities	18	6,226	6,537	6,405

Total non-current liabilities		69,728	67,333	69,604

Total liabilities		254,232	261,788	275,390

Equity
Equity attributable to owners of the Company:
Share capital	19	38,730	38,730	38,730
Capital surplus	19	56,847	55,670	55,664
Retained earnings	19	151,693	175,377	209,702
Treasury shares	19	(3,505)	(3,493)	(3,497)
Other components of equity		2,156	(1,605)	(65)

Total equity attributable to owners of the Company		245,921	264,679	300,534
Non-controlling interests		121,110	120,727	125,263

Total equity		367,031	385,406	425,797

Total liabilities and equity		621,263	647,194	701,187

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ELECTRIC CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

	(Millions of yen)

	Note	For the year ended March 31, 2017	For the year ended March 31, 2018
Revenue	22	751,563	857,532
Cost of goods sold	7,13,24	(600,073)	(669,514)

Gross profit		151,490	188,018
Selling, general and administrative expenses	13,16,23,24	(108,038)	(118,651)
Other operating income	25	1,906	1,642
Other operating expenses	25	(3,325)	(1,879)
Share of losses of associates and joint ventures accounted for using the equity method	31	(290)	(471)

Operating profit		41,743	68,659
Finance income	26	1,076	1,146
Finance costs	26	(1,334)	(4,235)

Profit for the year before income taxes		41,485	65,570

Income tax expenses	27	(9,918)	(20,217)

Net profit for the year		31,567	45,353

Net profit for the year attributable to:
Owners of the Company		27,458	38,352
Non-controlling interests		4,109	7,001
Earnings per share attributable to owners of the Company:
Basic (yen)	33	140.16	195.77
Diluted (yen)	33	140.12	195.69

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ELECTRIC CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

			(Millions of yen)

	Note	For the year ended March 31, 2017	For the year ended March 31, 2018
Net profit for the year		31,567	45,353

Other comprehensive income, net of taxes
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	17,28	1,868	3,121
Changes in fair value of financial assets measured at fair value through other comprehensive income	28	401	(4,161)

Sub-total		2,269	(1,040)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	28	(6,431)	4,102

Sub-total		(6,431)	4,102

Total other comprehensive income (loss) for the year, net of taxes		(4,162)	3,062

Comprehensive income for the year		27,405	48,415

Comprehensive income attributable to:
Owners of the Company		25,727	42,073
Non-controlling interests		1,678	6,342

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ELECTRIC CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

(Millions of yen)

	Note	Share capital	Capital surplus	Retained earnings	Treasury shares
Balance as of April 1, 2016		38,730	56,847	151,693	(3,505)
Total comprehensive income (loss) for the year
Net profit for the year		—	—	27,458	—
Other comprehensive income (loss)	28	—	—	—	—

Total comprehensive income (loss) for the year		—	—	27,458	—

Transactions with owners
Acquisitions of treasury shares	19	—	—	—	(3)
Disposals of treasury shares	19	—	7	—	15
Dividends	21	—	—	(5,877)	—
Share based payments		—	—	—	—
Transfer from other components of equity to retained earnings		—	—	2,098	—
Changes in non-controlling interests		—	(1,182)	—	—
Others		—	(2)	5	—

Total transactions with owners		—	(1,177)	(3,774)	12

Balance as of March 31, 2017		38,730	55,670	175,377	(3,493)
Total comprehensive income (loss) for the year
Net profit for the year		—	—	38,352	—
Other comprehensive income (loss)	28	—	—	—	—

Total comprehensive income (loss) for the year		—	—	38,352	—

Transactions with owners
Acquisitions of treasury shares	19	—	—	—	(4)
Dividends	21	—	—	(6,269)	—
Share-based payments		—	—	—	—
Transfer from other components of equity to retained earnings		—	—	2,266	—
Changes in non-controlling interests		—	(6)	—	—
Others		—	(0)	(24)	—

Total transactions with owners		—	(6)	(4,027)	(4)

Balance as of March 31, 2018		38,730	55,664	209,702	(3,497)

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ELECTRIC CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

(Millions of yen)

		Other components of equity
	Note	Changes in fair value of financial assets measured at fair value through other comprehensive income	Foreign currency translation	Remeasurements of defined benefit plans	Share acquisition rights	Total	Total equity attributable to owners of the Company	Non-contr olling interests	Total equity
Balance as of April 1, 2016		1,976	—	—	180	2,156	245,921	121,110	367,031
Total comprehensive income (loss) for the year
Net profit for the year		—	—	—	—	—	27,458	4,109	31,567
Other comprehensive income (loss)	28	1,046	(4,463)	1,686	—	(1,731)	(1,731)	(2,431)	(4,162)

Total comprehensive income (loss) for the year		1,046	(4,463)	1,686	—	(1,731)	25,727	1,678	27,405

Transactions with owners
Acquisitions of treasury shares	19	—	—	—	—	—	(3)	—	(3)
Disposals of treasury shares	19	—	—	—	—	—	22	—	22
Dividends	21	—	—	—	—	—	(5,877)	(1,930)	(7,807)
Share based payments		—	—	—	68	68	68	—	68
Transfer from other components of equity to retained earnings		(412)	—	(1,686)	—	(2,098)	—	—	—
Changes in non-controlling interests		—	—	—	—	—	(1,182)	(131)	(1,313)
Others		—	—	—	—	—	3	—	3

Total transactions with owners		(412)	—	(1,686)	68	(2,030)	(6,969)	(2,061)	(9,030)

Balance as of March 31, 2017		2,610	(4,463)	—	248	(1,605)	264,679	120,727	385,406
Total comprehensive income (loss) for the year
Net profit for the year		—	—	—	—	—	38,352	7,001	45,353
Other comprehensive income (loss)	28	(1,843)	2,936	2,628	—	3,721	3,721	(659)	3,062

Total comprehensive income (loss) for the year		(1,843)	2,936	2,628	—	3,721	42,073	6,342	48,415

Transactions with owners
Acquisitions of treasury shares	19	—	—	—	—	—	(4)	—	(4)
Dividends	21	—	—	—	—	—	(6,269)	(2,028)	(8,297)
Share-based payments		—	—	—	85	85	85	—	85
Transfer from other components of equity to retained earnings		362	—	(2,628)	—	(2,266)	—	—	—
Changes in non-controlling interests		—	—	—	—	—	(6)	222	216
Others		—	—	—	—	—	(24)	—	(24)

Total transactions with owners		362	—	(2,628)	85	(2,181)	(6,218)	(1,806)	(8,024)

Balance as of March 31, 2018		1,129	(1,527)	—	333	(65)	300,534	125,263	425,797

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ELECTRIC CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

			(Millions of yen)

	Note	For the year ended March 31, 2017	For the year ended March 31, 2018
Cash flows from operating activities:
Profit for the year before income taxes		41,485	65,570
Adjustments for:
Depreciation and amortization	4,8,9,24	33,381	36,924
Impairment losses on property, plant and equipment	8	164	299
Interest and dividends income	26	(1,061)	(1,146)
Interest expense	26	557	805
Share of losses of associates and joint ventures accounted for using the equity method	31	290	471
Gain on sales of property, plant and equipment	25	(179)	(366)
Loss on sales and disposals of property, plant and equipment	25	1,113	881
(Increase) in trade and other receivables		(28,424)	(10,051)
(Increase) in inventories		(4,201)	(4,739)
Increase (decrease) in trade and other payables		6,163	(1,145)
Non-cash changes in defined benefit liabilities		(2,744)	280
Increase in other liabilities		1,243	2,860
Others		8,486	(5,853)

Cash provided by operating activities:		56,273	84,790
Interest received		399	616
Dividend received		589	589
Interest paid		(509)	(774)
Income taxes paid		(15,153)	(14,176)

Net cash provided by operating activities		41,599	71,045
Cash flows from investing activities:
Acquisition of property, plant and equipment		(41,144)	(61,232)
Acquisition of intangible assets		(7,922)	(7,809)
Payments for other investments		(3,704)	(304)
Proceeds from sales of other financial assets	10	12,514	1
Others		1,189	839

Net cash used in investing activities		(39,067)	(68,505)
Cash flows from financing activities:
Repayment of long-term borrowings	35	(12,704)	(1,875)
Proceeds from long-term borrowings	35	8,350	10,698
Increase (decrease) in short-term borrowings, net	35	14,406	(2,704)
Cash dividends paid	21	(5,877)	(6,269)
Cash dividends paid to non-controlling interests		(1,930)	(2,028)
Repayments of lease obligations	35	(1,135)	(713)
Others		(155)	13

Net cash provided by (used in) financing activities		955	(2,878)
Effect of exchange rates changes on cash and cash equivalents		(2,004)	2,090

Net increase in cash and cash equivalents		1,483	1,752
Cash and cash equivalents at the beginning of the year		116,775	118,258

Cash and cash equivalents at the end of the year	5	118,258	120,010

The accompanying notes are an integral part of these consolidated financial statements.

ALPS ELECTRIC CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Reporting entity

Alps Electric Co., Ltd. (hereinafter referred to as the “Company”) is listed on the First Section of the Tokyo Stock Exchange. The Company and its subsidiaries (collectively the “Group”) are engaged in manufacturing and sales of electronic components, car navigation and audio systems, and providing integrated logistics service specializing in electronic components. Principal manufacturing facilities are located in Japan, China, other Asian countries, Europe, and the U.S. The Company’s registered address is 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo 145-8501, Japan.

The Group’s consolidated financial statements for the year ended March 31, 2018 were authorized for issuance by the Company’s Representative Director and President, Toshihiro Kuriyama, and Director, Yoichiro Kega, on July 10, 2018 and subsequent events had been considered up to that date. The Company and, its consolidated subsidiary, Alpine Electronics, Inc. (“Alpine”) will integrate their businesses as resolved at their respective board of directors meetings held on July 27, 2017. The Company and Alpine entered into a share exchange agreement in which the Company will acquire Alpine non-controlling interest, and Alpine will become a wholly owned subsidiary of the Company. Under a memorandum of understanding, dated February 27, 2018, that amended the share exchange agreement, the Company and Alpine agreed to adopt an operating holding company structure. The share exchange is expected to take effect on January 1, 2019, subject to the approval of the extraordinary general meeting of shareholders of Alpine expected to be held in November, 2018.

Additionally, Alpine announced on September 27, 2018, that its board of directors proposed the payment of a special dividend of 100 yen per share of Alpine common stock to shareholders of record on October 15, 2018. The special dividend is expected to be paid after the extraordinary general meeting of Alpine shareholders, and is subject to approval at the extraordinary general meeting of shareholders of Alpine. The shareholders’ meeting will be asked to approve the special dividend along with the share exchange transaction with the Company.

2.	Basis of preparation of the financial statements

(1) Applicable financial reporting framework

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the first time, for the year ended March 31, 2018, with a date of transition to IFRS from accounting principles generally accepted in Japan (“Japanese GAAP”) as of April 1, 2016. The effects of transition to IFRS on the financial position as of the date of transition and March 31, 2018, and the effects on the results of operations and cash flows for the year ended March 31, 2018 are described in Note 37 “First-time adoption of IFRS.” The Group has prepared these consolidated financial statements in accordance with IFRS for the purpose of filing with the Securities and Exchange Commission of the United States of America in connection with the above mentioned Business Integration.

(2) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the application of fair value measurements required or allowed by relevant accounting standards. Fair value measurement is explained below.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are input other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

•	Level 3 inputs are unobservable inputs for the asset or liability.

(3) Functional currency and presentation currency

The consolidated financial statements are presented in Japanese yen, which is the functional currency of the Company and the presentation currency of the Group. All amounts have been rounded to the nearest million yen, unless otherwise indicated.

(4) Significant accounting judgments, estimates and assumptions

In preparing these consolidated financial statements under IFRS, management has made certain judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the circumstances.

Although the estimates were made based on best information available at the date of authorization for issuance of these consolidated financial statements, any changes to estimates that may occur in the future would be reflected prospectively from that time, and the effect of the change would be recognized in the consolidated statements of profit or loss and comprehensive income for the period in which the estimates are revised and in any future periods.

Information about judgements, estimates and assumptions that have significant effects on the amounts recognized in the consolidated financial statements is as follows:

(a) Scope of consolidation

The Company’s most significant consolidated subsidiaries are Alpine and Alps Logistics Co., Ltd. (“Alps Logistics”), each of which originates from the Group’s business operations and forms the core segment companies of the Group. The Company holds less than half of the voting rights in both Alpine and Alps Logistics, but has other power features. Analyses and judgment are required to assess whether the Company possess power over Alpine and Alps Logistics through contractual and other rights, including consideration of indicators that give it the practical ability to unilaterally direct the relevant activities of Alpine and Alps Logistics. Based on comprehensive assessments, the Company concludes that it possesses the power, and ultimately controls both Alpine and Alps Logistics. Different assessments may lead to significantly different financial results as Alpine and Alps Logistics may not be consolidated, but accounted for under the equity method. See Note 3(1)(a) “Subsidiaries” and Note 30 “Principal subsidiaries” for more detail.

(b) Useful lives of property, plant and equipment, and intangible assets

Property, plant and equipment, except for land and construction in progress, are depreciated over the estimated useful lives that reflect the period in which the asset’s future economic benefits are expected to be consumed. Depreciation charges for the period may increase and the estimated useful lives may become shorter if a property, plant and equipment become obsolete or its original intended use is changed. The useful lives of property, plant and equipment are described in Note 3 (6) “Property, plant and equipment.”

(c) Impairment of non-financial assets including property, plant and equipment, and intangible assets

Calculations of recoverable amounts used in impairment tests are based on assumptions such as future cash flows, discount rates and long-term growth rates. These assumptions are based on the best estimates and judgments made by management. However, these assumptions may be affected by changes in future economic conditions, which may have a material impact on the consolidated financial statements in future periods. The recoverable amount of cash-generating unit (“CGU”) is further explained in Note 3 (9) “Impairment of property, plant and equipment, and intangible assets.”

(d) Recoverability of deferred tax assets

In recognizing deferred tax assets, the Group estimates the timing and amount of future taxable income based on the Company’s business plans. Such estimates may be affected by future results of operations of the Company.

For more descriptions of accounting policies and other information in relation to deferred tax assets, see Note 3 (15) “Income taxes” and Note 27 “Income taxes.”

(e) Measurement of defined benefit obligations

The Group has retirement benefits plans including defined benefit plans. The present value of defined benefit obligations of each of these plans and the service costs are calculated based on actuarial assumptions, which require estimates and judgments on variables such as discount rates and mortality rates. The Group obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions including these variables, and determines the actuarial assumptions based on the best estimates and judgments made by management. However, there is possibility that these assumptions may be affected by changes in future economic conditions, or by the enactment or the amendment of related laws, which may have a material impact on the consolidated financial statements in future periods.

The actuarial assumptions for measurement of defined benefit obligations are more fully described in Note 17 “Employee benefits.”

(f) Measurement of financial assets without quoted prices in active markets

The Group has used valuation techniques that incorporate unobservable inputs in the market when assessing the fair value of unlisted shares. Unobservable inputs may be affected by changes in uncertain future economic conditions, which may bring about changes in fair value of the shares, and result in a material impact on the consolidated financial statements in future periods.

Valuation of financial assets is more fully described in Note 29 (7) “Fair value hierarchy of financial instruments.”

(5) Early Adoption of IFRS standards

IFRS 9 “Financial instruments”

The Group has elected to early adopt IFRS 9 “Financial Instruments.” Financial assets are classified as either measured at amortized cost, measured at fair value through other comprehensive income (“FVOCI”) or measured at fair value through profit or loss (“FVPL”). Financial liabilities are classified as either measured at amortized cost or FVPL. Impairment of financial assets is based on an expected credit loss (“ECL”) model. Although hedging provisions of IFRS 9 are applied, derivatives held by the Group as hedging instruments did not meet the criteria for hedge accounting, and therefore hedge accounting is not applied.

Details on the accounting policies for financial instruments are disclosed in Note 3 (10) “Financial Instruments.”

(6) Accounting standards issued but not yet adopted

At the date of authorization for issue of these consolidated financial statements, the following standards, have been issued by the IASB but were not yet adopted or had not been early adopted by the Group:

New or amended standards	Description of new standards / amendments	Mandatory application for annual periods beginning on or after:	To be adopted by the Group (From the year beginning)
IFRS 15 “Revenue from Contracts with Customers”	New accounting standard for revenue from contracts with customers	January 1, 2018	April 1, 2018

IFRS 16 “Leases”	New accounting standard for leases	January 1, 2019	April 1, 2019

IFRS 15 was issued in May 2014 and replaces IAS 18 “Revenue,” IAS 11 “Construction Contracts” and related interpretations that have been applied currently. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. An entity recognizes revenue in accordance with that core principle by applying the following steps:

Step 1: Identify the contracts with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when or as the entity satisfies a performance obligation

The Group plans to apply the modified retrospective transitional method which is to record cumulative amount of the impact at the beginning balance of the retained earnings upon adoption.

As part of the Group’s assessment of IFRS 15, consideration was given to the impact of any variable consideration where transaction prices are subject to subsequent price adjustment, and revenue will be recognized only to the extent that it is highly probable that there will be no significant reversal of such revenue when the uncertainty or variable factor is subsequently resolved. The Group expects that the adoption of IFRS 15 will not have significant impact.

IFRS 16 was issued in January 2016 and specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset is of a low value. Under IFRS 16, lessors continue to classify leases as operating or finance leases, which is unchanged from IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. The Group expects to adopt the standard from the year beginning April 1, 2019. The Group is currently assessing the impact of adopting IFRS 16.

3.	Significant accounting policies

Significant accounting policies and measurement basis used by the Group in preparing these consolidated financial statements are as follows. These policies have been consistently applied to all the reporting periods presented.

(1) Basis of consolidation

(a) Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Group. Control is achieved when the Group has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The financial statements of the subsidiaries are consolidated into the consolidated financial statements of the Group from the date when the Group obtains control over a subsidiary until the date the Group loses control of the subsidiary. Additionally, the financial statements of subsidiaries are adjusted to conform to the accounting policies adopted by the Group, as necessary.

The Group treats transactions with non-controlling interests (“NCI”) that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in equity attributable to owners of the Company.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

When the Group ceases to have control over a subsidiary, any retained interest in the entity is remeasured to its fair value on the date when control is lost, with the change in the carrying amount recognized in profit or loss in its entirety.

(b) Associates and joint ventures

Associates are entities over which the Group has significant influence, but not control or joint control, over management decision-making in relation to their financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity.

Joint control is a contractual arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each party. Joint ventures are joint arrangements whereby the parties who have joint control of the arrangement have the rights to the net assets of the arrangement.

Investments in interests in associates and joint ventures are accounted for using the equity method. Under the equity method, investments in interests are initially recognized at cost, and adjusted for changes in the net assets of associates and joint ventures that arise after the date of the acquisition.

When the Group’s interest in an associate or a joint venture is reduced, but the investment continues to be classified as an associate or a joint venture respectively, the Group reclassifies to profit or loss the proportion of the related gain or loss that had previously been recognized in other comprehensive income (“OCI”) corresponding to that reduction in ownership interest. However, where the investment ceases to be classified as an associate or joint venture but is classified as a financial asset, the Group measures the retained interest at fair value in accordance with IFRS 9, and recognizes in profit or loss any difference between such fair value and the carrying amount at the date the equity method was discontinued.

The Group’s share of operating results of associates and joint ventures is adjusted to conform to the Group’s accounting policy and recognized as “Share of profit or loss of associates and joint ventures accounted for using the equity method” in the consolidated statements of profit or loss. Unrealized gains or losses on transactions are eliminated to the extent of the Group’s interest in the investee.

Impairment in respect of an equity-method investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

(2) Foreign currency transactions

(a) Foreign currency transactions

Foreign currency transactions are converted into the functional currency of each company using foreign currency exchange rates prevailing at the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of transaction. Foreign currency differences are generally recognized in profit or loss.

(b) Translation of foreign operations

The assets and liabilities of foreign operations, which use a functional currency other than Japanese yen are translated into Japanese yen at exchange rates at the reporting date. Income and expenses of foreign operations are translated into Japanese yen at exchange rates at the dates of the transactions, which are approximated using average exchange rates, unless the exchange rates fluctuate significantly.

Foreign currency differences are recognized in OCI and accumulated in the foreign currency translation reserve in other components of equity, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control or significant influence is lost, the cumulative amount in the foreign currency translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

(3) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and is considered to be the board of directors of the Company.

(4) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in value.

(5) Inventories

Inventories are valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs. The costs of inventories include direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, which are allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts.

(6) Property, plant and equipment

Property, plant and equipment are measured initially at cost and subsequently carried at the amount net of any accumulated depreciation and any accumulated impairment losses.

Costs incurred to enlarge, upgrade or improve the items which increase productivity, capacity or efficiency, or extend the useful lives of the assets are capitalized as an increase in the cost of the related asset, while repairs and maintenance expenses are charged to expense as incurred.

The depreciable amount is the cost of the asset less the estimated residual value. The Group depreciates its property, plant and equipment primarily using the straight-line method over the useful lives, as follows:

Years of useful lives
Buildings and structures	2 – 50
Machinery, equipment and vehicles	1 – 17
Tools, furniture and fixtures	1 – 20

The depreciation methods, useful lives and residual values are reviewed at the end of each reporting period, and any necessary changes are applied prospectively as a change in accounting estimate.

Gains or losses arising from the sales or disposals of an asset are determined as the difference between the carrying amount of the asset and its sales proceeds and recognized in “Other operating income” or “Other operating expenses” in the consolidated statements of profit or loss.

(7) Intangible assets

Intangible assets are measured initially at cost of acquisition or development. After initial recognition, intangible assets are carried at cost less accumulated amortizations and any accumulated impairment losses. Intangible assets acquired separately are measured at cost at initial recognition.

Intangible assets are amortized using the straight-line method over their estimated useful lives. Useful lives of major categories of intangible assets are as follows:

Years of useful lives
Software	2 – 10
Development costs	2 – 5

The amortization methods, useful lives and residual values are reviewed at the end of each reporting period, and if there are any changes necessary, those changes are applied prospectively as a change in accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.

(8) Leases

The determination of whether an arrangement is a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Lessee

The Group leases property, plant and equipment and intangible assets as a lessee. The determination of whether an agreement contains a lease is based on the examination of the economic nature of the transactions regardless of the form of the lease.

Among the lease transactions, those that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases, and leases other than finance leases are classified as operating leases.

For finance leases, leased assets (presented in the respective accounts of “Property, plant and equipment” or “Intangible assets”) and lease obligations (presented in “Other financial liabilities (current)” and “Other financial liabilities (non-current))” are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments.

For operating leases, lease payments are recognized as an expense on a straight-line basis over the lease term.

Lessor

The Group undertakes leasing activities involving property, plant and equipment as a lessor. The determination of whether an agreement contains a lease is based on the examination of the economic nature of the transactions regardless of the form of the lease.

For finance leases, net investments in finance leases are recognized as lease receivables (presented in “Trade and other receivables”). Lease receivable are categorized into amounts equivalent to the principal and interest of lease receivables. Further, if the main purpose of a finance lease is the sale of products and the finance leases have been implemented in accordance with sales policies, the lower of the fair value of the assets subject to leases or minimum lease payment receivable discounted at the market rate of interest is recognized as revenue, and the purchase price of the leased assets is recognized in cost of sales.

For operating leases, lease income is recognized on a straight line basis over the term of the lease. The respective leased assets are included in the statements of financial position based on their nature.

(9) Impairment of property, plant and equipment, and intangible assets

The Company assesses at the end of each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, the Company recognizes impairment losses when its carrying amount exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the higher of fair value less costs of disposal and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset or CGU. When it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of CGU to which the asset belongs is estimated.

When the carrying amount of CGU exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized in profit or loss. An impairment loss for CGU is allocated to the assets on the basis of the relative carrying amount of each asset in the unit.

The Group determines at the end of each reporting period whether there is any indication that an impairment loss recognized in prior years has decreased or extinguished. An impairment loss is reversed when there is an indication that there has been a change in the estimates used to determine an asset’s recoverable amount. When an impairment loss recognized is reversed, carrying amount of the asset is increased to its updated estimated recoverable amount. A reversal of an impairment loss is recognized, to the extent the increased carrying amount does not exceed the lower of the recoverable amount or the carrying amount (net of depreciation and amortization) that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized as “other operating income.”

(10) Financial instruments

The Group applies the requirements for financial instruments under IFRS 9 “Financial Instruments” issued in July 2014.

(a) Recognition and derecognition

The Group initially recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

The Group directly writes off the gross carrying amount of financial assets that are legally discharged (by court or relevant law) or where the Group has no reasonable expectations of recovering a financial asset in question in its entirety or a portion.

(b) Offsetting

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legally enforceable right to offset the amounts and intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(c) Classification and measurement—financial assets

Financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVPL”).

A regular way purchase or sale of financial assets is recognized and derecognized, as applicable, using transaction date accounting or settlement date accounting. The Group applies the following dates to account for each classification of financial asset:

• Financial assets at amortized cost	Settlement date accounting
• Financial assets at FVOCI	Transaction date accounting
• Financial assets at FVPL	Transaction date accounting

(i) Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method. The impairment requirements discussed below are also applied.

(ii) Financial assets at FVOCI

A financial asset is measured at FVOCI if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(iii) Financial assets at FVPL

A financial asset that is not measured at amortized cost or FVOCI is classified as measured at FVPL. It can also be designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. A gain or loss on a financial asset that is measured at FVPL is recognized in profit or loss.

The Group may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at FVPL to present subsequent changes in fair value in other comprehensive income.

(iv) Investments in equity instruments designated at FVOCI

After initial recognition, investments in equity instruments not held for trading that are designated as measured at FVOCI should be measured at fair value, with no deduction for sale or disposal costs. With the exception of dividends received, the associated gains and losses (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently reclassified to profit or loss.

(d) Classification and measurement—financial liabilities

Financial liabilities are classified either as subsequently measured at FVPL or at amortized cost. Financial liabilities are classified as at FVPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. These liabilities are measured at fair value and changes therein, including any interest expense, are recognized in profit or loss.

Financial liabilities at amortized cost are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

(e) Impairment

Impairment is based on an expected credit loss (“ECL”) model. The Group applies a three-stage approach to measuring ECL on debt instruments accounted for at amortized cost and FVOCI. Assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL

For exposure on debt instruments where there has not been a significant increase in credit risk since initial recognition and that were not credit impaired upon origination, the portion of the lifetime ECL associated with the probability of default events occurring within the next 12 months is recognized.

Stage 2: Lifetime ECL—not credit-impaired

For credit exposure on debt instruments where there has been a significant increase in credit risk since initial recognition but that are not credit impaired, a lifetime ECL is recognized.

Stage 3: Lifetime ECL—credit-impaired

Financial assets are assessed as credit impaired when one or more events that have detrimental impact on the estimated future cash flows of that asset have occurred. For financial assets that have become credit impaired, a lifetime ECL is recognized and interest income is calculated applying the effective interest rate to the amortized cost (net of provision) rather than the gross carrying amount.

At each reporting date, the Group assesses whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. The indicators used by the Group to assess whether there is any objective evidence of impairment include: significant financial difficulties of the issuer or the borrower; breach of contract, such as default or past due event in interest or principal payment, or; probable event that borrower will enter bankruptcy or financial reorganization.

If, in a subsequent period, credit quality improves and reverses any previously assessed significant increase in credit risk since origination, then the provision for doubtful debts reverts from lifetime ECL to 12-month ECL.

The Group applies the simplified approach for all trade receivables and lease receivables, instead of the three-stages above. Under this approach, the Group does not track changes in credit risk, but instead recognizes loss allowances based on lifetime ECL upon origination and at each reporting date.

(f) Derivatives and hedge accounting

In order to hedge foreign currency risks, the Group utilizes derivative transactions including foreign exchange forward contracts. At the initiation of a transaction, the Group documents the relationship between the hedging instrument and the hedged item, along with the risk management objective and strategy for undertaking the hedge transaction. Additionally, at the inception of the hedge and on an ongoing basis, the Group assesses whether the derivative designated as hedging instrument meets the criteria for hedge accounting in offsetting changes in cash flows of the hedged item.

Derivatives are initially recognized at fair value. For derivatives which do not meet the criteria for hedge accounting, subsequent changes in fair value are recognized in profit or loss. For derivatives which meet the criteria for hedge accounting, changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. However, the ineffective portion of changes in the fair value of hedging derivatives is recognized in profit or loss.

Amounts accumulated in other comprehensive income are reclassified to profit or loss in the period when the hedged item affects profit or loss. However, when the hedged forecast transaction subsequently results in the recognition of a non-financial asset or liability, the amounts accumulated in other comprehensive income are included in the measurement of the asset or liability.

Furthermore, hedge accounting is discontinued prospectively when cash flow hedges no longer meet the criteria for hedge accounting, or when the hedging instrument expires or is sold, terminated or exercised.

(11) Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred and measured subsequently at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the financing of debt facilities are recognized as transaction costs of the debt to the extent that it is probable that some or all of the facility will be drawn down.

(12) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are expensed in the period in which they are incurred.

(13) Provisions and contingencies

The consolidated financial statements include all provisions for which it is considered more likely than not that the corresponding obligation will have to be settled.

Provisions are measured at the present value of the best estimate of the amount required to settle the obligation or transfer it, taking into account the information available on the event and its consequences. Adjustments arising from the discounting of the provision are recognized as finance costs when accrued.

Any items of contingent liabilities that may have a material impact on business in the future are disclosed in light of all available evidence at the end of the reporting period and by taking into account the probability of these contingencies and their impact on financial reporting.

(14) Employee benefits

(a) Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(b) Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided.

(c) Defined benefit plans

The Group’s net obligation related to defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations are performed annually by qualified actuaries using the projected unit credit method.

Remeasurements of defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense on defined benefit liabilities for the period by applying discount rate used to measure the defined benefit obligations at the beginning of the annual period to the then defined benefit liabilities, taking into account any changes in defined benefit liabilities during the period as a result of contributions and benefit payments. Net interest expense and other operating expenses related to defined benefit plans are recognized in profit or loss.

Actuarial gains and losses arising from the defined benefit plan are recognized immediately in other comprehensive income and directly reclassified to retained earnings from other components of equity.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(15) Income taxes

Income tax expense comprises of current and deferred taxes, and it is recognized in profit or loss except for taxes arising from business combinations and transactions which are recognized directly in equity or in other comprehensive income.

(a) Current tax

Current tax comprises of expected taxes payable or receivable on the taxable income or loss for the year and any adjustment to the taxes payable or receivable in respect of the previous years. The amount of current taxes payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any taxes arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and;

•

Temporary differences related to investments in subsidiaries, associates, and joint ventures to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Future taxable profits are estimated based on business plans for the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized. Such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset only if certain criteria are met.

(16) Equity

(a) Ordinary shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of any related taxes.

(b) Repurchase and sale of ordinary shares (treasury shares)

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity and presented as treasury shares. When treasury shares are sold subsequently, the consideration received is recognized as an increase in equity and the difference between the consideration received and the carrying amount is recognized in capital surplus.

(17) Dividends

Dividends to shareholders of the Company are recognized as a liability when such dividends are approved by the shareholders on or before the end of the reporting period but not yet distributed at the end of the reporting period.

(18) Revenue recognition

(a) Sale of goods

Revenue consists of sales of goods in the normal course of business, and is measured at the fair value of the consideration received or receivable. Sales are recognized when significant risks and rewards of ownership are transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management or involvement with the goods, and the amount of revenue can be measured reliably.

Revenue is measured net of returns, trade discounts, volume rebates and sales taxes.

The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement. In most cases, the transfer occurs primarily upon the customer’s acceptance of the goods.

(b) Rendering of services

The logistics segment of the Group renders transportation, storage, and forwarding services for electronic components to customers. In addition, within the other segment, the Group renders system development and various services to customers. Revenue from rendering of services is recognized by reference to the stage of completion of the service at the end of the reporting period. Revenue is measured at the fair value of the consideration received or receivable.

(19) Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to the grants and that the grants will be received.

Government grants associated with an expense are recognized as “Other operating income” in the consolidated statements of profit or loss in the same accounting period when the expense is incurred. Government grants for purchase of assets are recognized as “Other current and non-current liabilities” in the consolidated statements of financial position and amortized to profit or loss on a straight-line basis over the useful lives of the related assets.

The Group has been awarded government grants mainly from the Ministry of Economy, Trade and Industry of Japan and Fukushima Prefecture of Japan to subsidize the costs of purchases of equipment and investing in the development of Fukushima Prefecture.

(20) Share-based payments

The Group has granted equity-settled share options to directors. The fair value of share options at the grant date is recognized as expenses over the vesting period from the grant date, with a corresponding increase in equity. The share options vest conditionally on continued employment and are awarded upon approval by the Board of Directors.

4.	Segment information

(1) Reportable segments

Operating segments are defined as the components of the Group for which separate financial information is available that is evaluated regularly by the chief operating decision maker in making resource allocation decisions and in assessing performance. The Group is composed of segments determined by products and services and implements business activities based on its comprehensive strategies. The reportable segments are classified by products and services taking into account the commonality of the types of products and markets.

The Company has three operating segments, namely, “Electronic Components,” “Automotive Infotainment” and “Logistics,” which are also the Company’s reportable segments as no operating segments have been aggregated to form reportable segments. “Other” includes relatively less significant businesses.

Reportable segments	Operations
Electronic Components	Development, manufacturing and marketing of a variety of electronic components, including sensors, TACT SwitchesTM, switches, encoders and potentiometers mainly for the audio and electronics sector.

Automotive Infotainment	Development, manufacturing, and marketing of audio, information and communication products, including head units, audio visual, road navigation systems and audio speakers mainly for the automotive sector.

Logistics	Provision of transportation, storage and forwarding services.

The chief operating decision maker primarily evaluates segment performance based on figures as reported under Japanese GAAP as such information is most relevant in evaluating the results of the respective segments relative to entities that operate in the same industries.

The reconciliations of reportable segment information, which is prepared under Japanese GAAP figures, to consolidated amounts under IFRS were as follows:

As of April 1, 2016

	(Millions of yen)
	Reportable segments				Other*[1]	Adjustments*[2]	Consolidated under Japanese GAAP	IFRS adjustments*[3]	Consolidated under IFRS
	Electronic components	Automotive infotainment	Logistics	Total
Segment assets	326,803	204,780	68,616	600,199	32,430	(69,772)	562,857	58,406	621,263
Segment liabilities	156,708	61,164	23,636	241,508	27,206	(37,622)	231,092	23,140	254,232

As of and for the year ended March 31, 2017

	(Millions of yen)

	Reportable segments				Other*[1]	Adjustments*[2]	Consolidated under Japanese GAAP	IFRS adjustments	Consolidated under IFRS
	Electronic components	Automotive infotainment	Logistics	Total
Revenue
External	437,677	242,307	61,151	741,135	12,128	—	753,263	(1,700)	751,563
Inter-segment	10,019	5,445	38,099	53,563	13,254	(66,817)	—	—	—

Total	447,696	247,752	99,250	794,698	25,382	(66,817)	753,263	(1,700)	751,563
Segment profit*[4]	32,803	5,624	5,084	43,511	885	(22)	44,374	(2,631)	41,743
Reconciling items
Finance income									1,076
Finance costs									(1,334)

Profit for the year before income tax under IFRS									41,485

Other items
-Depreciation and amortization	24,139	6,418	2,128	32,685	381	10	33,076	305	33,381
-Capital expenditures	37,063	7,979	2,072	47,114	493	50	47,657	1,229	48,886

Segment assets	362,322	201,275	73,147	636,744	33,928	(67,711)	602,961	44,233	647,194
Segment liabilities	169,707	56,255	26,249	252,211	27,933	(38,298)	241,846	19,942	261,788

As of and for the year ended March 31, 2018

	(Millions of yen)

	Reportable segments				Other*[1]	Adjustments*[2]	Consolidated under Japanese GAAP	IFRS adjustments*[3]	Consolidated under IFRS
	Electronic components	Automotive infotainment	Logistics	Total
Revenue
External	514,032	267,639	64,666	846,337	11,981	—	858,318	(786)	857,532
Inter-segment	13,861	7,643	40,306	61,810	14,175	(75,985)	—	—	—

Total	527,893	275,282	104,972	908,147	26,156	(75,985)	858,318	(786)	857,532
Segment profit*[4]	52,930	13,735	4,933	71,598	1,701	(1,392)	71,907	(3,248)	68,659
Reconciling items
Finance income									1,146
Finance costs									(4,235)

Profit for the year before income tax under IFRS									65,570

Other items
-Depreciation and amortization	26,308	7,035	2,184	35,527	453	25	36,005	919	36,924
-Capital expenditures	61,236	8,611	5,584	75,431	663	60	76,154	(569)	75,585

Segment assets	413,899	218,903	76,344	709,146	38,689	(76,036)	671,799	29,388	701,187
Segment liabilities	180,260	63,217	27,015	270,492	32,024	(46,590)	255,926	19,464	275,390

*1	“Other” includes business segments not included in the reportable segments, and includes the development of information systems, office services, financing and leasing businesses.
*2	Adjustments consist of the following:
1.	Adjustments for segment profit are mainly on selling, general and administrative expenses and corporate expenses that do not belong to any reportable segment.
2.	Adjustments for segment assets are elimination from intersegment transactions.
3.	Adjustments for segment liabilities are elimination from intersegment transactions.
4.	Adjustments for depreciation and amortization are mainly on depreciation of facilities of administrative departments that do not belong to any reportable segment.
5.	Adjustments for capital expenditures are mainly on capital expenditures for administrative departments that do not belong to any reportable segment.
*3	IFRS adjustments are described in Note 37 “First-time adoption of IFRS.”
*4	“Segment profit” corresponds to operating profit in the consolidated statements of profit or loss.

(2) Information by products and services

The categories of major products and services correspond to the reportable segments. For detailed information, please refer to revenue, segment profit, other items, segment assets, and segment liabilities in (1) “Reportable segments” above.

(3) Geographic information of revenue from external customers

Revenue from customers by country for the years ended March 31, 2017 and March 31, 2018 was as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Japan	150,329	156,168
United States	135,579	155,255
China	116,641	135,204
Germany	74,820	85,229
Others	274,194	325,676

Total	751,563	857,532

Revenue is attributed based on the customers’ locations.

(4) Geographic information of non-current assets

Non-current assets, excluding associates and joint ventures accounted for using the equity method, financial assets and deferred tax assets, by country were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Japan	107,563	119,750	136,105
China	33,014	28,461	46,264
Others	26,748	29,260	33,977

Total	167,325	177,471	216,346

Non-current assets are based on the location of each company within the Group that holds the non-current assets.

(5) Information about major customers

There is no customer for which sales exceed 10% of the Group’s total revenue.

5.	Cash and cash equivalents

Cash and cash equivalents represent the Group’s cash held in financial institutions as well as cash on hand.

6.	Trade and other receivables

The components of trade and other receivables as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Trade receivables	122,347	144,956	159,868
Lease receivables	1,018	1,091	1,784
Other receivables	4,570	4,269	4,909
Loss allowances	(373)	(303)	(413)

Total	127,562	150,013	166,148

7.	Inventories

The components of inventories as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Raw materials	19,082	20,022	21,581
Work in progress	11,812	13,267	13,885
Finished goods	55,317	54,743	59,351
Supplies	3,276	3,392	3,222

Total	89,487	91,424	98,039

The amounts of inventories recognized as expenses and included in “Cost of goods sold” were 542,319 million yen and 608,280 million yen for the years ended March 31, 2017 and March 31, 2018, respectively.

In addition, the amounts of write-down of inventories recognized as expenses and included in “Cost of goods sold” were 4,867 million yen and 5,710 million yen for the years ended March 31, 2017 and March 31, 2018, respectively.

8.	Property, plant and equipment

(1) Property, plant and equipment

A reconciliation of the carrying amounts of property, plant and equipment for the years ended March 31, 2017 and March 31, 2018 was as follows:

Cost

						(Millions of yen)

	Land	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2016	30,042	129,945	191,629	126,957	14,577	493,150
Additions	739	780	2,366	4,066	33,189	41,140
Disposals and sales	(108)	(717)	(9,643)	(7,035)	(726)	(18,229)
Currency exchange differences	(75)	(1,748)	(4,292)	(1,818)	(312)	(8,245)
Reclassification	13	1,377	21,508	7,157	(31,116)	(1,061)

Balance as of March 31, 2017	30,611	129,637	201,568	129,327	15,612	506,755
Additions	1,334	1,377	178	4,563	60,962	68,414
Disposals and sales	(143)	(2,091)	(12,012)	(5,240)	(281)	(19,767)
Currency exchange differences	26	1,166	2,445	1,357	391	5,385
Reclassification	144	3,065	37,902	8,459	(49,205)	365

Balance as of March 31, 2018	31,972	133,154	230,081	138,466	27,479	561,152

Accumulated depreciation and impairment losses

						(Millions of yen)

	Land	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2016	—	90,965	143,865	112,332	—	347,162
Depreciation	—	3,051	18,337	8,725	—	30,113
Impairment losses	—	80	44	13	27	164
Disposals and sales	—	(597)	(8,832)	(6,745)	—	(16,174)
Currency exchange differences	—	(1,081)	(2,938)	(1,521)	—	(5,540)
Others	—	72	(350)	(399)	—	(677)

Balance as of March 31, 2017	—	92,490	150,126	112,405	27	355,048
Depreciation	—	3,166	19,396	9,395	—	31,957
Impairment losses	261	38	—	—	—	299
Disposals and sales	—	(2,001)	(10,907)	(5,085)	—	(17,993)
Currency exchange differences	—	735	1,920	1,088	—	3,743
Others	—	166	111	118	—	395

Balance as of March 31, 2018	261	94,594	160,646	117,921	27	373,449

Carrying amounts

						(Millions of yen)

	Land	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2016	30,042	38,980	47,764	14,625	14,577	145,988
Balance as of March 31, 2017	30,611	37,147	51,442	16,922	15,585	151,707
Balance as of March 31, 2018	31,711	38,560	69,435	20,545	27,452	187,703

Depreciation of property, plant and equipment is included in “Cost of goods sold” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss. See Note 24 “Compensation and employee benefit expenses, depreciation and amortization” for more information.

The amount of assets pledged as collateral for interest-bearing debt or others is described in Note 14 “Borrowings.”

(2) Property, plant and equipment held under finance leases

The carrying amounts of property, plant and equipment under finance lease agreements as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Total
Balance as of April 1, 2016	1,180	1,414	375	2,969
Balance as of March 31, 2017	1,158	1,207	91	2,456
Balance as of March 31, 2018	1,084	1,182	66	2,332

The balances are included in the carrying amounts of each corresponding category of asset in Note 8 (1) “Property, plant and equipment” above.

9.	Intangible assets

A reconciliation of the carrying amounts of intangible assets for the years ended March 31, 2017 and March 31, 2018 was as follows:

Cost

	(Millions of yen)

	Software	Development costs	Construction in progress- software	Others	Total
Balance as of April 1, 2016	47,237	1,196	2,432	3,637	54,502
Purchases	194	—	3,466	59	3,719
Internal development	—	4,027	—	—	4,027
Disposals and sales	(543)	—	—	(1)	(544)
Currency exchange differences	(208)	—	(3)	(59)	(270)
Reclassification	3,997	—	(4,014)	(291)	(308)

Balance as of March 31, 2017	50,677	5,223	1,881	3,345	61,126
Purchases	864	—	4,080	152	5,096
Internal development	—	2,075	—	—	2,075
Disposals and sales	(1,597)	—	(0)	(282)	(1,879)
Currency exchange differences	90	—	2	27	119
Reclassification	3,357	(37)	(2,975)	51	396

Balance as of March 31, 2018	53,391	7,261	2,988	3,293	66,933

Accumulated amortization and impairment losses

	(Millions of yen)

	Software	Development costs	Construction in progress- software	Others	Total
Balance as of April 1, 2016	37,131	—	—	2,229	39,360
Amortization	2,836	178	—	254	3,268
Disposals and sales	(535)	—	—	—	(535)
Currency exchange differences	(151)	—	—	(14)	(165)
Others	121	—	—	—	121

Balance as of March 31, 2017	39,402	178	—	2,469	42,049
Amortization	3,567	1,118	—	282	4,967
Disposals and sales	(1,587)	—	—	(280)	(1,867)
Currency exchange differences	40	—	—	17	57
Others	237	—	—	41	278

Balance as of March 31, 2018	41,659	1,296	—	2,529	45,484

Carrying Amounts

	(Millions of yen)

	Software	Development costs	Construction in progress- software	Others	Total
Balance as of April 1, 2016	10,106	1,196	2,432	1,408	15,142
Balance as of March 31, 2017	11,275	5,045	1,881	876	19,077
Balance as of March 31, 2018	11,732	5,965	2,988	764	21,449

The capitalized development costs primarily include material costs and personnel expenses relating to engineering, design and development.

Amortization of intangible assets is included in “Cost of goods sold” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss. See Note 24 “Compensation and employee benefit expenses, depreciation and amortization” for more information.

10.	Other financial assets

(1) Other financial assets

The components of other financial assets as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current:
Financial assets measured at amortized cost:
Time deposits with original maturities of over three months	903	786	763
Loan receivables	665	555	530
Financial assets measured at fair value through profit or loss:
Derivative assets	708	239	680

Total	2,276	1,580	1,973

Non-current:
Financial assets measured at amortized cost:
Delinquent receivables	2,810	2,921	2,735
Loan receivables	241	229	256
Deposits	1,073	1,202	1,182
Loss allowances	(2,798)	(2,909)	(2,722)
Financial assets measured at fair value through other comprehensive income:
Equity securities	69,653	57,956	52,881

Total	70,979	59,399	54,332

The amounts of other financial assets on the consolidated statements of financial position are presented net of loss allowances.

(2) Financial assets measured at fair value through other comprehensive income

The fair values of major financial assets measured at fair value through other comprehensive income which are all “Equity securities” within “Other financial assets” above, as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

Investees	Fair value hierarchy*	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Neusoft Corporation	Level 1	42,285	31,044	24,208
Honda Motor Co., Ltd.	Level 1	11,116	12,070	13,183
Dalian Neusoft Holdings Co., Ltd.	Level 3	10,034	8,941	9,286

*	Fair value hierarchy is explained in Note 2 (2) “Basis of measurement” and Note 29 (7) “Fair value hierarchy of financial instruments.”

Equity securities are held mainly for the purpose of strengthening business relationships and product development with the investees, and not for the purpose of obtaining gains through short-term trading. Accordingly, they are designated as financial assets measured at fair value through other comprehensive income.

The amounts of dividend income from financial assets measured at fair value through other comprehensive income held as of March 31, 2017 and March 31, 2018 that were recognized during the years ended March 31, 2017 and March 31, 2018 were 558 million yen and 584 million yen, respectively.

(3) Derecognition of financial assets measured at fair value through other comprehensive income

The Group reconsiders business relationships with the investees and as a result, financial assets measured at fair value through other comprehensive income are sold for efficient and effective utilization of assets held.

Financial assets measured at fair value through other comprehensive income which were disposed of during the years ended March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

For the year ended March 31, 2017			For the year ended March 31, 2018
Fair value as of the date of sale	Accumulated losses recognized in equity as other components of equity*	Dividend income	Fair value as of the date of sale	Accumulated gains recognized in equity as other components of equity*	Dividend income
12,514	393	48	1	1	0

*

Accumulated gains or losses recognized in equity as other components of equity are reclassified to retained earnings when financial assets measured at fair value through other comprehensive income are sold.

11.	Other current and non-current assets

The components of other current and non-current assets as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current:
Consumption taxes receivable	3,494	4,294	4,682
Prepaid expenses	3,315	3,338	3,806
Advance payments	625	255	764
Others	2,227	1,980	3,076

Total	9,661	9,867	12,328

Non-current:
Prepaid expenses	4,031	4,548	5,342
Others	2,164	2,139	1,852

Total	6,195	6,687	7,194

Prepaid expenses consist of upfront payments associated with services such as technical support and maintenance.

12.	Trade and other payables

The components of trade and other payables as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Trade payables	67,575	74,371	73,945
Accrued expenses	15,997	16,249	18,293
Other payables	11,699	14,200	12,484
Other payables - equipment	9,410	8,966	17,209

Total	104,681	113,786	121,931

Accrued expenses mainly consist of accrued royalty fees relating to know-how and employee payroll related accruals.

Other payables mainly consist of subcontracting expenses and system support fees.

13.	Leases

(1) Leases as lessee

(a) Finance lease obligations

The Group has finance lease obligations mainly relating to buildings and structures, machinery, equipment and vehicles and tools, furniture and fixtures.

As of April 1, 2016, March 31, 2017 and March 31, 2018, the total minimum lease payments capitalized under finance lease agreements were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Gross finance lease obligations:
Total minimum lease payments:
Within 1 year	1,139	781	657
Over 1 year but not longer than 5 years	1,323	1,185	1,176
Over 5 years	1,365	1,266	1,202
Less: amount representing interest charge	(637)	(563)	(499)

Present value of finance lease obligations	3,190	2,669	2,536

(b) Operating leases

The Group has operating leases mainly relating to office spaces, warehouses and vehicles.

As of April 1, 2016, March 31, 2017 and March 31, 2018, the total minimum lease payments under non-cancelable operating leases were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Within 1 year	1,778	1,487	1,737
Over 1 year but not longer than 5 years	2,229	1,785	2,863
Over 5 years	1,296	1,156	913

Total	5,303	4,428	5,513

The amounts recognized as operating lease expenses in the consolidated statements of profit or loss during the years ended March 31, 2017 and March 31, 2018 were 6,887 million yen and 7,461 million yen, respectively. Operating lease expenses are included in “Cost of goods sold” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

(2) Leases as a lessor

Finance lease receivables

The Group has finance lease receivables relating to machinery and equipment.

As of April 1, 2016, March 31, 2017 and March 31, 2018, the investments in the lease under finance lease agreements were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Gross finance lease receivables:
Total minimum lease payments to be received:
Within 1 year	354	407	549
Over 1 year but not longer than 5 years	685	717	1,237
Over 5 years	63	41	41
Less: amount representing unearned interest	(84)	(74)	(43)

Present value of finance lease receivables	1,018	1,091	1,784

The balance of lease receivables is included in “Trade and other receivables” in the consolidated statements of financial position. There is no residual value at the end of the lease period. Also, there are no unearned financial income, unrecognized residual value recognized as a profit for the lessor, or contingencies recognized as income in the reporting periods.

14.	Borrowings

The components of borrowings as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

					(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018	Interest rate	Maturity
Current
Short-term borrowings	22,204	35,547	33,778	1.54%
Current portion of long-term borrowings	12,709	1,879	3,027	1.17% – 2.42%

Total	34,913	37,426	36,805

Non-current Long-term borrowings	19,133	25,628	33,465	0.27% – 2.45%	April 2019 – January 2023

Total	19,133	25,628	33,465

Interest rate of short-term borrowings represents the weighted average interest rate on the balance as of March 31, 2018. Maturity of long-term borrowings represents the outstanding balance as of March 31, 2018.

Assets pledged as collateral to borrowings as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Property, plant and equipment (carrying amount)
Buildings and structures	2,038	1,856	1,734
Land	1,406	1,390	1,390

Total	3,444	3,246	3,124

The liabilities related to these assets pledged as collateral as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current portion of long-term borrowings	233	166	96
Long-term borrowings	323	157	61

Total	556	323	157

The Company is subject to certain general covenants, which do not have a significant effect on the Group’s financial activities.

15.	Other financial liabilities

The components of other financial liabilities as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current:
Financial liabilities measured at amortized cost:
Deposits received	1,909	1,591	1,982
Finance lease obligations	1,065	712	592
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	5	35	2

Total	2,979	2,338	2,576

Non-current:
Financial liabilities measured at amortized cost:
Finance lease obligations	2,125	1,957	1,944
Deposits received	551	512	519

Total	2,676	2,469	2,463

16.	Provisions

The components and changes in the carrying amounts of provisions for the years ended March 31, 2017 and March 31, 2018 were as follows:

As of April 1, 2016

					(Millions of yen)
	Product warranty	Provision for environmental measures	Decommissioning obligations	Others	Total
Current	6,355	—	—	184	6,539
Non-current	—	559	387	—	946

Total	6,355	559	387	184	7,485

For the year ended March 31, 2017

					(Millions of yen)
	Product warranty	Provision for environmental measures	Decommissioning obligations	Others	Total
Balance as of beginning of year	6,355	559	387	184	7,485
Additions	2,555	—	47	103	2,705
Utilization	(2,600)	(18)	—	(4)	(2,622)
Interest costs accrued on discounted value and changes in discount rate	—	(20)	5	—	(15)
Reversals	(226)	—	(5)	—	(231)
Currency exchange differences	(177)	—	(2)	1	(178)

Balance as of end of year	5,907	521	432	284	7,144

Current	5,907	—	39	284	6,230
Non-current	—	521	393	—	914

Total	5,907	521	432	284	7,144

For the year ended March 31, 2018

					(Millions of yen)
	Product warranty	Provision for environmental measures	Decommissioning obligations	Others	Total
Balance as of beginning of year	5,907	521	432	284	7,144
Additions	2,940	—	80	74	3,094
Utilization	(1,819)	—	(39)	(6)	(1,864)
Interest costs accrued on discounted value and changes in discount rate	—	13	5	—	18
Reversals	(137)	(3)	—	—	(140)
Currency exchange differences	69	—	3	9	81

Balance as of end of year	6,960	531	481	361	8,333

Current	6,960	—	39	361	7,360
Non-current	—	531	442	—	973

Total	6,960	531	481	361	8,333

Product warranties are provided to customers against defects in consumer products. Product warranty related costs are estimated at the time revenue is recognized and are included in “Selling, general and administrative expenses” in the consolidated statements of profit or loss. Product warranty provisions are estimated primarily based on historical experience and measured at the amounts expected to be incurred in the future to replace or repair the defective products sold. These expenditures are required to be settled based on customer request and are frequently paid over several years.

Provisions for environmental measures are recognized based on reasonable estimates of the industrial waste handling expenditures expected to be incurred in the future. The timing of these expenditures will depend on future business plans and other plans.

Decommissioning obligations are recognized when the Group is obligated to dismantle and remove facilities or equipment and restore the site, and when reliable estimates can be made of the amounts of its obligations. The timing of these expenditures depends on future business plans.

17.	Employee benefits

The Group has mainly defined benefit pension plans, which are hereinafter referred to as “defined benefit plans” and defined contribution pension plans, for which the amount of benefits or contribution is calculated based on the level of position, service years, and other factors.

These plans are administrated by the Group in accordance with statutory requirements. The Group is required by law to act in the best interests of the plan participants, and is responsible for managing the plan assets in accordance with the designated policies.

The Group is obligated to make contributions to the pension fund of an amount stipulated by the fund administrator. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations.

(1) Defined benefit plans

The Group is exposed to various risks related to defined benefit plans. The Group is not exposed to any significant concentration risks related to plan assets. Major risks are as follows:

•	Plan asset volatility: Investments in equity instruments are exposed to market price fluctuation risk.

•	Change in interest rate on bonds: Decrease in bond market yields will increase net defined benefit liability.

(a) Changes in defined benefit obligations

The changes in defined benefit obligations for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Defined benefit obligations at beginning of the year	79,628	74,049
Current service cost	2,763	2,664
Interest cost	398	459
Remeasurements:
Change in demographic assumptions	83	(23)
Change in financial assumptions	(658)	468
Experience adjustments*	(158)	(621)
Benefit payments	(3,671)	(3,512)
Settlements	(4,831)	—
Currency exchange differences	468	(17)
Others	27	12

Defined benefit obligations at end of the year	74,049	73,479

*	Experience adjustments represent the impact on the liabilities of differences between actual experiences during the year compared with the previous actuarial assumptions.

The weighted average durations of the defined benefit obligations were 6.9-12.1 years, 6.9-11.8 years and 7.1-11.5 years as of April 1, 2016, March 31, 2017 and March 31, 2018, respectively.

(b) Changes in plan assets

The changes in the carrying amounts of plan assets for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Plan assets at beginning of the year	53,948	53,253
Interest income	314	409
Remeasurements	1,845	3,993
Employer contributions	2,199	2,084
Benefit payments	(3,031)	(3,207)
Settlements	(2,088)	—
Currency exchange differences	14	(16)
Others	52	31

Plan assets at end of the year	53,253	56,547

The estimated contributions to plan assets in the year ending March 31, 2019 are 2,087 million yen.

(c) Reconciliation of defined benefit obligations and plan assets

The amounts recognized in the consolidated statements of financial position are reconciled to the obligations and assets of defined benefit plans and unfunded lump-sum retirement benefit plans as of April 1, 2016, March 31, 2017 and March 31, 2018 as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Defined benefit obligations	79,628	74,049	73,479
Plan assets	(53,948)	(53,253)	(56,547)

Net of liabilities and assets	25,680	20,796	16,932

Defined benefit liabilities	25,680	20,796	16,947
Defined benefit assets	—	—	(15)

Net defined benefit liabilities	25,680	20,796	16,932

An allowance for directors’ retirement benefits is also included separately in defined benefit liabilities in the consolidated statements of financial position. The amounts of allowance for directors’ retirement benefits were 247 million yen, 262 million yen and 223 million yen as of April 1, 2016, March 31, 2017 and March 31, 2018, respectively. Defined benefit assets were included in “Other non-current assets” in the consolidated statements of financial position.

(d) Major categories of plan assets

The Group’s investment policies for pension plan assets are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in pooled funds (unquoted trust funds), using target asset allocations, consistent with accepted tolerance for risks. The Group sets target asset allocations for each asset category with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted whenever there are significant changes in the investment environment of plan assets.

Major categories of plan assets as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

								(Millions of yen)

	As of April 1, 2016			As of March 31, 2017			As of March 31, 2018
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Assets held through unquoted trust funds
Equities-domestic	—	5,189	5,189	—	13,030	13,030	—	16,966	16,966
-foreign	—	2,058	2,058	—	2,344	2,344	—	4,306	4,306
Debt instruments -domestic	—	555	555	—	3,443	3,443	—	3,441	3,441
-foreign	—	13,095	13,095	—	12,526	12,526	—	11,377	11,377
Other alternative funds and investments	—	14,293	14,293	—	13,664	13,664	—	9,027	9,027
Cash and cash equivalents	—	10,288	10,288	—	1,175	1,175	—	6,153	6,153
Assets held directly by the plan
Equities-foreign	996	—	996	—	—	—	—	—	—
Debt instruments -foreign	625	—	625	—	—	—	—	—	—
Cash and cash equivalents	2,078	—	2,078	2,506	—	2,506	2,816	—	2,816
Group annuity insurance	—	4,771	4,771	—	4,565	4,565	—	2,461	2,461

Total	3,699	50,249	53,948	2,506	50,747	53,253	2,816	53,731	56,547

Assets held through unquoted trust funds are predominately quoted assets, however the trust funds themselves are unquoted hence they have been classified as unquoted investments in the table above.

(e) Actuarial assumptions

The significant actuarial assumptions as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Discount rate (%)	0.35–0.53	0.41–0.62	0.38–0.54
Expected remaining life expectancy of those who are currently 60 years old (years)
Male	23.6	23.6	23.6
Female	29.3	29.3	29.3

(f) Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant significant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts as of April 1, 2016, March 31, 2017 and March 31, 2018 shown below. This analysis is based on provisional calculations, and thus actual results may differ from the analysis.

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Discount rate
0.5% decrease	3,629	3,446	3,417
0.5% increase	(3,339)	(3,175)	(3,219)
Mortality
Increase in life expectancy by 1 year	642	614	618

(2) Defined contribution pension plans

The amounts of contributions paid or payable by the Group to the defined contribution plans were 928 million yen and 962 million yen for the years ended March 31, 2017 and March 31, 2018, respectively.

18.	Other current and non-current liabilities

The components of other current and non-current liabilities as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current:
Accrued employees and directors’ bonuses	10,338	10,678	12,302
Accrued vacations	5,844	6,060	6,459
Advances received from customers	5,556	4,659	4,412
Consumption tax payable	1,195	774	1,386
Deferred revenue	754	1,037	1,360
Deferred government subsidy income	380	382	317
Others	4,254	3,335	3,197

Total	28,321	26,925	29,433

Non-current:
Deferred revenue	1,311	1,883	2,002
Deferred government subsidy income	2,058	1,837	1,589
Accrued sabbatical vacations	1,462	1,572	1,705
Others	1,395	1,245	1,109

Total	6,226	6,537	6,405

Deferred revenue is related to the software update services sold with the in-car navigation products.

19.	Equity

(1) Share capital and capital surplus

The total number of shares authorized as of April 1, 2016, March 31, 2017 and March 31, 2018 was 500,000,000 shares. The total number of shares issued as of April 1, 2016, March 31, 2017 and March 31, 2018 was 198,208,086 shares. Shares issued by the Company are ordinary shares with no par value and have been fully paid.

Capital surplus consists mainly of the capital reserve and is derived from equity transactions. The Companies Act of Japan (“the Companies Act”) requires that not less than 50% of the paid-in amount or proceeds of issuance of shares must be held as share capital, and that the remaining amount must be held as capital reserves. Capital reserves may be transferred to share capital upon approval of the General Meeting of Shareholders.

(2) Treasury shares

When the Company acquires treasury shares, the consideration paid is recognized as a deduction from equity. When the Company sells treasury shares, the consideration received is recognized as an increase in equity.

The movements in treasury shares for the years ended March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Balance at the beginning of the year	3,505	3,493
Acquisitions during the year	3	4
Disposals during the year	(15)	—

Balance at the end of the year	3,493	3,497

The numbers of treasury shares as of April 1, 2016, March 31, 2017 and March 31, 2018 were 2,310 thousand, 2,303 thousand and 2,304 thousand shares, respectively.

(3) Retained earnings

The Companies Act provides that 10% of a dividend from retained earnings shall be appropriated as capital surplus or as a legal earnings reserve until the aggregate amount of capital surplus and the legal earnings reserve reaches 25% of common shares. Legal reserve is included in retained earnings in the accompanying consolidated statements of financial position. The legal reserve and capital surplus may be used to eliminate or reduce a deficit by a resolution of the Company’s shareholders’ meeting.

20.	Share-based payments

The Company granted incentives to its directors in the form equity-settled share options with nominal exercise prices during the years ended March 31, 2017 and March 31, 2018, respectively. Annually, the Board of Directors determines which directors are eligible, and they are granted the allowed number of share options on condition that they render services over the vesting period of, in principle, six months.

The movements in number of the outstanding share options for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Number of options)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Outstanding at the beginning of the year	43,800	60,300
Granted	23,900	17,000
Exercised	(7,400)	—

Outstanding at the end of the year	60,300	77,300

Exercisable at the end of the year	60,300	77,300

The fair value of the respective share options at the grant date were approximately the same as the fair value of the Company’s shares.

Share options granted are accounted for as share-based payments transactions. Expenses recorded in the consolidated statements of profit or loss from share-based payment transactions were 99 million yen and 106 million yen for the years ended March 31, 2017 and March 31, 2018, respectively.

21.	Dividends

The following dividends were declared and paid by the Company for the years ended March 31, 2017 and March 31, 2018.

For the year ended March 31, 2017

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 23, 2016	Ordinary	2,938	15	March 31, 2016	June 24, 2016
Board of directors meeting on October 28, 2016	Ordinary	2,939	15	September 30, 2016	November 30, 2016

For the year ended March 31, 2018

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 23, 2017	Ordinary	2,939	15	March 31, 2017	June 26, 2017
Board of directors meeting on October 30, 2017	Ordinary	3,330	17	September 30, 2017	November 30, 2017

Dividends becoming effective in the next fiscal year are as follows:

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 22, 2018	Ordinary	3,918	20	March 31, 2018	June 25, 2018

22.	Revenue

The components of revenue for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Sales of goods	685,563	787,625
Rendering of services	66,000	69,907

Total	751,563	857,532

23.	Selling, general and administrative expenses

The components of selling, general and administrative expenses for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Compensation and employee benefit	47,035	48,761
Research costs	16,067	19,164
Support, maintenance and other service fees	10,652	12,324
Shipping and handling costs	5,726	6,114
Depreciation and amortization	3,674	3,976
Advertisement and promotion expenses	3,218	3,322
Operating lease expenses	2,482	2,904
Others	19,184	22,086

Total	108,038	118,651

Others primarily consists of miscellaneous expenses such as other taxes and duties, travel expenses, insurance expenses and maintenance costs.

24.	Compensation and employee benefit expenses, depreciation and amortization

The components of compensation and employee benefit expenses, depreciation and amortization for the years ended March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	For the year ended March 31, 2017		For the year ended March 31, 2018
	Cost of goods sold	Selling, general and administrative expenses	Cost of goods sold	Selling, general and administrative expenses
Compensation and employee benefit expenses
Salaries and wages	67,543	30,958	73,402	31,977
Welfare expenses	16,655	8,043	18,330	8,366
Bonuses	15,919	6,444	18,823	7,086
Retirement benefit expenses	2,352	1,590	2,461	1,332

Total	102,469	47,035	113,016	48,761

Depreciation and amortization	29,707	3,674	32,948	3,976

25.	Other operating income and expenses

The components of other operating income and expenses for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Other operating income
Insurance recovery	679	195
Government subsidy income	209	254
Gain on sales of property, plant and equipment	179	366
Others	839	827

Total	1,906	1,642

Other operating expenses
Loss on sales and disposals of property, plant and equipment	1,113	881
Loss on settlement of defined benefit plans	743	—
Litigation and legal expenses	569	60
Impairment losses on property, plant and equipment	164	299
Overseas withholding tax	204	322
Others	532	317

Total	3,325	1,879

26.	Finance income and costs

The components of finance income and costs for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Finance income
Dividend income:
Equity securities measured at fair value through other comprehensive income	606	584
Interest income:
Financial assets measured at amortized cost	455	562
Others	15	—

Total	1,076	1,146

Finance costs
Interest expenses:
Financial liabilities measured at amortized cost	557	805
Foreign exchange losses	615	3,180
Others	162	250

Total	1,334	4,235

27.	Income taxes

(1) Income tax expenses

The components of income tax expenses for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Current income tax expenses	15,865	14,096
Deferred income tax (benefit) expenses	(5,947)	6,121

Income tax expenses	9,918	20,217

(2) Reconciliation of the effective tax rate

A reconciliation between the statutory income tax rate in Japan and the effective income tax rate in the consolidated statements of profit or loss for the years ended March 31, 2017 and March 31, 2018 is as follows:

	For the year ended March 31, 2017	For the year ended March 31, 2018
Statutory income tax rate	31.5%	31.5%
Effects of income and expense not taxable and deductible for tax purpose	3.0	0.8
Changes in unrecognized deferred tax assets	(0.6)	0.1
Tax rate difference of overseas subsidiaries	(3.9)	(2.6)
Undistributed profits of consolidated subsidiaries	(2.4)	1.8
Tax credits	(0.9)	(1.5)
Others	(2.8)	0.7

Effective income tax rate	23.9%	30.8%

The Company and its domestic subsidiaries in Japan are mainly subject to national and local corporate income taxes, local inhabitant tax and deductible enterprise tax. The statutory tax rate calculated based on these taxes was 31.5% both for the years ended March 31, 2017 and March 31, 2018.

(3) Deferred tax assets and deferred tax liabilities

The movements by significant component of deferred tax assets and deferred tax liabilities for the years ended March 31, 2017 and March 31, 2018 were summarized as follows:

For the year ended March 31, 2017

					(Millions of yen)
	As of April 1, 2016	Recognized in profit or loss	Recognized in other comprehensive income	Others	As of March 31, 2017
Deferred tax assets:
Property, plant and equipment	7,134	1,567	—	(2)	8,699
Inventories	2,825	370	—	—	3,195
Accrued employee bonuses	2,283	233	—	—	2,516
Defined benefit liabilities	6,112	22	(710)	(26)	5,398
Other employee benefits	1,905	85	—	—	1,990
Loss allowances	874	72	—	—	946
Accrued expenses	572	121	—	—	693
Provision for product warranty	818	37	—	—	855
Accrued enterprise taxes	279	25	—	—	304
Tax credits	595	22	—	—	617
Tax loss carryforwards	9,693	(1,169)	—	—	8,524
Others	5,457	(389)	—	(85)	4,983

Total	38,547	996	(710)	(113)	38,720

Deferred tax liabilities:
Undistributed earnings of subsidiaries	4,358	(1,214)	—	—	3,144
Financial assets measured at fair value	13,089	(2,771)	380	—	10,698
Others	3,327	(966)	—	20	2,381

Total	20,774	(4,951)	380	20	16,223

For the year ended March 31, 2018

					(Millions of yen)
	As of April 1, 2017	Recognized in profit or loss	Recognized in other comprehensive income	Others	As of March 31, 2018
Deferred tax assets:
Property, plant and equipment	8,699	(502)	—	121	8,318
Inventories	3,195	(112)	—	89	3,172
Accrued employee bonuses	2,516	122	—	—	2,638
Defined benefit liabilities	5,398	(59)	(1,048)	26	4,317
Other employee benefits	1,990	43	—	—	2,033
Loss allowances	946	(45)	—	—	901
Accrued expenses	693	(120)	—	9	582
Provision for product warranty	855	(128)	—	—	727
Accrued enterprise taxes	304	112	—	—	416
Tax credits	617	79	—	—	696
Tax loss carryforwards	8,524	(3,968)	—	—	4,556
Others	4,983	(1,735)	—	181	3,429

Total	38,720	(6,313)	(1,048)	426	31,785

					(Millions of yen)
	As of April 1, 2017	Recognized in profit or loss	Recognized in other comprehensive income	Others	As of March 31, 2018
Deferred tax liabilities:
Undistributed earnings of subsidiaries	3,144	846	—	—	3,990
Financial assets measured at fair value	10,698	—	(944)	—	9,754
Others	2,381	(1,038)	—	(50)	1,293

Total	16,223	(192)	(944)	(50)	15,037

Deferred tax assets and liabilities recognized in the consolidated statements of financial position were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Deferred tax assets	32,593	33,224	25,876
Deferred tax liabilities	(14,820)	(10,727)	(9,128)

	17,773	22,497	16,748

The Group considers the probability that a portion of or all of the future deductible temporary differences and tax losses carryforward can be utilized against future taxable profits on recognition of deferred tax assets. In assessing recoverability of deferred tax assets, the Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on the level of historical taxable profits and projected future taxable income during the periods for which deferred tax assets are deductible, the Group believes that it is probable that the tax benefits of these deferred tax assets can be utilized at the end of each periods. Uncertainty of estimates of future taxable income could increase due to changes in the economic environment, market conditions or other factors surrounding the Group.

(4) Deferred tax assets which are not recognized

The amounts of deductible temporary differences and unused tax loss carryforward for which no deferred tax assets are recognized as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Deductible temporary differences	32,381	34,945	35,816
Unused tax loss carryforwards	19,291	11,383	10,485
Unused tax credits	2,176	1,704	1,716

The expiry dates of tax loss carryforwards for which deferred tax assets are not recognized as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Within 1 year	35	39	10
Between 1 and 5 years	2,977	87	156
Over 5 years	16,279	11,257	10,319

Total	19,291	11,383	10,485

The expiry dates of tax credits for which deferred tax assets are not recognized as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Within 1 year	193	81	14
Between 1 and 5 years	52	74	151
Over 5 years	1,931	1,549	1,551

Total	2,176	1,704	1,716

(5) Temporary differences related to investments in subsidiaries for which deferred tax liabilities are not recognized

As for future taxable temporary differences related to investments in subsidiaries, the Group did not recognize deferred tax liabilities except for those related to the undistributed retained earnings at the end of the reporting period from which dividends to the Company will be paid, because the Company is able to control the timing of reversing the temporary differences, and the temporary differences will not be reversed in foreseeable future. Future taxable temporary differences related to investments in subsidiaries for which no deferred tax liabilities have been recognized were 48,679 million yen, 57,709 million yen and 63,937 million yen as of April 1, 2016, March 31, 2017 and March 31, 2018, respectively, and the tax rate which would be applicable to such unrecognized future taxable temporary differences was primarily 10%.

28.	Other comprehensive income

The related tax effects for each item of other comprehensive income for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Changes in fair value of financial assets measured at fair value through other comprehensive income
Amount arising during the year	449	(5,105)
Tax effects	(48)	944

Net changes	401	(4,161)

Remeasurements of defined benefit plans
Amount arising during the year	2,578	4,169
Tax effects	(710)	(1,048)

Net changes	1,868	3,121

Foreign currency translation
Amount arising during the year	(6,431)	4,102
Tax effects	—	—

Net changes	(6,431)	4,102

Total	(4,162)	3,062

29.	Financial instruments

(1) Capital management

The Group reviews the appropriate capital level against medium-to-long term growth strategies in a timely manner, taking into account the following points:

a)	Maintain the financial position that can withstand rapid changes in the business environment and any unforeseen economic crisis in the future
b)	Maintain a rating necessary to engage in business worldwide
c)	Secure capital necessary to sustain the medium-to-long term growth

The measures the Group focuses on for capital management purposes are equity ratio and interest-bearing debt.

The following table provides details of such measures as of April 1, 2016, March 31, 2017 and March 31, 2018:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Total equity	367,031	385,406	425,797
Total assets	621,263	647,194	701,187

Equity ratio	0.59	0.60	0.61

Borrowings	54,046	63,054	70,270
Finance lease obligations	3,190	2,669	2,536

Interest-bearing debt	57,236	65,723	72,806

The measures are reported to and monitored by management regularly.

The Group is not subject to any particularly significant capital requirements, other than general rules such as those specified in the Companies Act of Japan.

(2) Basic policy on financial risk management

The Group is exposed to financial risks such as market risk (mainly foreign exchange risk and interest rate risk), credit risk and liquidity risk from its underlying business activities. The Group adopts necessary policies to avoid or mitigate such risks.

Under the Group policy, derivative transactions that are speculative or targeted for short-term trading gains are prohibited, and only transactions for financial risk management purposes are permitted.

(3) Credit risk

(a) Credit risk management and maximum exposure to credit risk

Credit risk refers to the risk of a counterparty failing to fulfill contractual obligations, which would result in a financial loss for the Group. Financial instruments that expose the Group to credit risk consist of trade and other receivables and other financial assets. In accordance with the Company’s credit control rules, the related Sales Department manager monitors credit limit of major customers, and the Credit Control Department assesses the financial conditions of the customers periodically. Receivables are considered to be in default, partially or fully, when it is determined that they are uncollectible or will be difficult to collect.

The Company determines there has been a significant increase in credit risk of financial assets since initial recognition in case where the cash collection of the financial assets is delayed and this delay is not due to a temporary cash shortage of the counterparty.

Monitoring includes periodic review of balances and due dates for each major customer and review of the respective credit limit, for the purpose of early detection of doubtful accounts due to deteriorated financial conditions of the customers and to mitigate credit risk. The Company’s subsidiaries implement the same controls as the Company’s credit control rules.

Derivative transactions to mitigate foreign exchange rates are entered into with highly creditworthy financial institutions. As such, the impact on credit risk is limited.

(i) Responses to risks owned by the Group—Measurement of expected credit losses on trade receivables

Receivables held by the Group are due from various counterparties mainly in the electronics and automotive industries and across various geographic regions. Accordingly, the Group does not have significant concentration of credit risk related to particular counterparties or any other excessive concentration of credit risk requiring special attention. As trade receivables do not contain a significant financing component, the Group measures loss allowances at an amount equal to the lifetime expected credit losses until the trade receivables are recovered. As trade receivables comprise a number of customers, the Group measures expected credit loss collectively by grouping those receivables and considering historical credit loss experience. When those receivables are affected by material economic changes, the provision rate calculated based upon the historical credit loss experience is adjusted to reflect current and future economic prospects.

Even when a late payment or request for grace period arises, the Group does not regard the related receivable as past due if such late payment or request for grace period is judged to be attributable to a temporary cash shortage, the risk of default is considered to be low and the debtors are evaluated to have sufficient ability to fulfill their contractual cash flow obligations in the near future.

(ii) Responses to risks owned by the Group—Measurement of expected credit losses on other receivables

When credit risk related to other receivables has not increased significantly since initial recognition of the other receivables at the end of the reporting period, the Group determines the amount of loss allowances by estimating the 12-months expected credit losses collectively based upon historical credit loss experience. When those receivables are affected by material economic changes, the provision rate calculated based upon the historical credit loss experience is adjusted to reflect current and future economic prospects.

When there has been a significant increase in credit risk since initial recognition as of the end of the fiscal year, the Group estimates the lifetime credit losses individually and measures the amount of loss allowances based upon historical credit loss experience and future recoverable amount.

The Group’s maximum exposure to credit risk equals the carrying amounts of the financial assets, net of loss allowances, as presented on the consolidated statements of financial position.

(b) Changes in loss allowances

Changes in the balances of loss allowances for the years ended March 31, 2017 and March 31, 2018 were as follows:

For the year ended March 31, 2017

(Millions of yen)
	12-month expected credit loss	Lifetime expected credit loss			Total
		Financial assets that are credit-impaired at the reporting date	Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets	Financial assets for which the allowance for doubtful accounts is always measured at an amount equal to a lifetime expected credit loss
Balance at beginning of year	12	2,798	—	361	3,171
Provision	6	220	—	187	413
Write-off	—	(91)	—	(16)	(107)
Reversal	(12)	(3)	—	(205)	(220)
Currency exchange differences	—	(15)	—	(30)	(45)

Balance at end of year	6	2,909	—	297	3,212

For the year ended March 31, 2018

(Millions of yen)
	12-month expected credit loss	Lifetime expected credit loss			Total
		Financial assets that are credit-impaired at the reporting date	Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets	Financial assets for which the allowance for doubtful accounts is always measured at an amount equal to a lifetime expected credit loss
Balance at beginning of year	6	2,909	—	297	3,212
Provision	17	30	—	299	346
Write-off	—	(1)	—	(31)	(32)
Reversal	(3)	(215)	—	(182)	(400)
Currency exchange differences	0	(1)	—	10	9

Balance at end of year	20	2,722	—	393	3,135

(c) Carrying amounts of financial assets related to loss allowances

The carrying amounts of financial assets related to loss allowances as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
12-month expected credit loss	6,549	6,255	6,877
Financial assets that are credit-impaired at the reporting date	2,810	2,921	2,735
Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets	—	—	—
Financial assets for which the allowance for doubtful accounts is always measured at an amount equal to a lifetime expected credit loss	123,365	146,047	161,652

(d) Credit risk analysis

Aging of trade receivables and lease receivables that are not credit impaired as of April 1, 2016, March 31, 2017 and March 31, 2018 was as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current	113,019	135,282	152,089
Past due within 30 days	6,839	7,524	6,186
Past due between 31 and 90 days	1,876	2,663	1,483
Past due over 90 days	1,631	578	1,894

Total	123,365	146,047	161,652

(4) Liquidity risk

(a) Liquidity risk management

The Company manages liquidity risk by preparing cash flow plans, which are revised on a regular basis based on the business plan, as well as through maintaining a certain minimum level of liquidity. The Company’s subsidiaries also manage liquidity risk in the same manner. The Company also has entered into syndicated committed credit line agreements with banks to manage its liquidity risk. The Company and its subsidiaries maintained committed credit lines of 40,000 million yen as of April 1, 2016, March 31, 2017 and March 31, 2018. The amounts of undrawn committed borrowing facilities are short-term borrowings of 36,000 million yen and 39,100 million yen as of March 31, 2017 and March 31, 2018, respectively.

(b) Maturities of financial liabilities

The maturities of financial liabilities as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

Balance as of April 1, 2016

							(Millions of yen)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 2 years	Over 2 years but no later than 3 years	Over 3 years but no later than 4 years	Over 4 years but no later than 5 years	More than 5 years
Non-derivative financial liabilities:
Trade and other payables	104,681	104,681	104,681	—	—	—	—	—
Borrowings	54,046	54,722	35,078	1,843	164	126	17,511	—
Finance lease obligations	3,190	3,827	1,139	626	342	211	144	1,365
Deposits received	2,460	2,461	1,910	9	—	—	—	542

Subtotal	164,377	165,691	142,808	2,478	506	337	17,655	1,907

Derivative liabilities	5	5	5	—	—	—	—	—

Total	164,382	165,696	142,813	2,478	506	337	17,655	1,907

Balance as of March 31, 2017

							(Millions of yen)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 2 years	Over 2 years but no later than 3 years	Over 3 years but no later than 4 years	Over 4 years but no later than 5 years	More than 5 years
Non-derivative financial liabilities:
Trade and other payables	113,786	113,786	113,786	—	—	—	—	—
Borrowings	63,054	63,543	37,551	282	1,194	23,515	1,001	—
Finance lease obligations	2,669	3,232	781	541	318	180	146	1,266
Deposits received	2,103	2,103	1,591	85	—	—	—	427

Subtotal	181,612	182,664	153,709	908	1,512	23,695	1,147	1,693

Derivative liabilities	35	35	35	—	—	—	—	—

Total	181,647	182,699	153,744	908	1,512	23,695	1,147	1,693

Balance as of March 31, 2018

							(Millions of yen)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 2 years	Over 2 years but no later than 3 years	Over 3 years but no later than 4 years	Over 4 years but no later than 5 years	More than 5 years
Non-derivative financial liabilities:
Trade and other payables	121,931	121,931	121,931	—	—	—	—	—
Borrowings	70,270	70,704	36,850	6,924	24,423	1,505	1,002	—
Finance lease obligations	2,536	3,035	657	491	273	221	191	1,202
Deposits received	2,501	2,501	1,982	7	8	7	—	497

Subtotal	197,238	198,171	161,420	7,422	24,704	1,733	1,193	1,699

Derivative liabilities	2	2	2	—	—	—	—	—

Total	197,240	198,173	161,422	7,422	24,704	1,733	1,193	1,699

(5) Market risk

The Group’s market risk primarily consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable parameters.

(a) Currency risk

Currency exchange risk management

Trade receivables and trade payables denominated in foreign currency arising from overseas businesses are exposed to foreign currency risk. The Group’s foreign exchange risk arises mainly from US dollar and Euro fluctuations. The Group implements continuous monitoring of the exchange rates movements and management of foreign exchange exposures to manage currency risk. The Group utilizes forward exchange contracts to mitigate the currency risk.

Sensitivity analysis for currency exchange rates

For financial assets and liabilities held by the Group as of March 31, 2017 and March 31, 2018, the impact on profit before income taxes had the Japanese yen appreciated 1% against the US dollar and Euro, assuming all other variables are held at a constant, was as follows:

	(Millions of yen)

	Currency	For the year ended March 31, 2017	For the year ended March 31, 2018
Impact on profit before income taxes	US dollar	(226)	(297)
	Euro	(61)	(40)

The above analysis does not include financial assets and liabilities denominated in the functional currency and the effect of translating assets and liabilities of foreign operations into Japanese yen.

(b) Interest rate risk

Interest rate risk management

The Group is financed by borrowings, some of which bear variable interests and expose the Group to interest rate risk. To mitigate this risk, the Group enters into interest rate swap contracts for those floating rate borrowings with variable interest rate in order to fix the interest expense.

Sensitivity analysis for interest rates

For floating rate borrowings held by the Group as of March 31, 2017 and March 31, 2018, the impact on profit before income taxes had the interest rate increased by 1%, assuming all other variables are held at a constant, was as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Impact on profit before income taxes	(502)	(498)

(6) Fair values of financial instruments

The carrying amounts and fair values of financial instruments as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

					(Millions of yen)

	As of April 1, 2016		As of March 31, 2017		As of March 31, 2018

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings	54,046	54,405	63,054	63,320	70,270	70,338

For financial liabilities in the above table, the fair value is calculated based on the discounted value of contractual cash flows. The fair values are considered to be level 3 in the fair value hierarchy. The calculation is performed by the Company reflecting the nature of assets or liabilities, characteristics and risks of individual assets or liabilities.

Management assessed that the fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, approximate their carrying amounts due to the short-term maturities of these instruments.

As of April 1, 2016, March 31, 2017 and March 31, 2018 there are no significant variances between the fair value and the carrying amount of long-term loan receivables and long-term deposits received.

(7) Fair value hierarchy of financial instruments

Financial instruments subsequently measured at fair value after initial recognition on a recurring basis are classified into the following three levels of the fair value hierarchy, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

Level 1: Fair value measured by quoted prices in active markets for identical assets or liabilities

Level 2: Fair value measured by direct or indirect observable inputs other than Level 1

Level 3: Fair value measured by significant unobservable inputs

The Group recognizes transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. For the years ended March 31, 2017 and March 31, 2018, there were no transfers between Level 1 and Level 2 and no transfers in and out of Level 3.

The following tables present the levels at which the fair values measured on a recurring basis are classified as of April 1, 2016, March 31, 2017 and March 31, 2018:

As of April 1, 2016

		(Millions of yen)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities	57,759	—	11,894	69,653
Financial assets measured at fair value through profit or loss:
Derivative assets	—	708	—	708

Total	57,759	708	11,894	70,361

Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	—	5	—	5

Total	—	5	—	5

As of March 31, 2017

		(Millions of yen)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities	46,990	—	10,966	57,956
Financial assets measured at fair value through profit or loss:
Derivative assets	—	239	—	239

Total	46,990	239	10,966	58,195

Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	—	35	—	35

Total	—	35	—	35

As of March 31, 2018

		(Millions of yen)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities	41,865	—	11,016	52,881
Financial assets measured at fair value through profit or loss:
Derivative assets	—	680	—	680

Total	41,865	680	11,016	53,561

Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	—	2	—	2

Total	—	2	—	2

The fair values of listed equity securities traded in active markets are calculated based on directly observable market values, and as such are categorized as Level 1. The fair values of unlisted equity securities with no active market for which fair values are calculated based on significant unobservable inputs reflecting the assumptions of market participants are categorized as Level 3.

The fair value measurement process for Level 3 financial instruments is performed by adopting valuation models that can best reflect the characteristics and risks of individual financial instruments. In addition, the Company also monitors the trends of significant indicators that could have an effect on their fair values and financial conditions of the issuer. Valuation of these financial instruments is performed by primarily referring to most recent transaction prices for the same instrument. In certain cases, valuation is made through comparison with the listed equity prices of similar companies with appropriate adjustments using reasonably available inputs, which would be used by market participants. Unobservable inputs are used for measurement of fair value of unlisted securities. The significant unobservable input used for measurement of Level 3 financial instruments measured at fair value is actual transaction prices or P/B ratio (price-to-book ratio). A substantial increase (or decrease) in the P/B ratio causes the fair value to substantially rise (or fall).

For the years ended March 31, 2017 and March 31, 2018, changes in the fair value of Level 3 financial instruments measured at fair value on a recurring basis were as follows:

	(Millions of yen)

Equity instruments measured at fair value through other comprehensive income classified as Level 3	For the year ended March 31, 2017	For the year ended March 31, 2018
Balance at the beginning of the year	11,894	10,966
Total losses recognized in other comprehensive income	(1,540)	(114)
Sales	(209)	—
Purchases	821	164

Balance at the end of the year	10,966	11,016

(8) Derivative transactions and hedging activities

The Group uses derivative financial instruments including foreign exchange forward contracts to hedge future cash flow fluctuation risk due to foreign exchange.

As of April 1, 2016, March 31, 2017 and March 31, 2018, the Group did not apply hedge accounting for all the derivatives.

Derivative financial instruments are included in “Other financial assets” or “Other financial liabilities” in the consolidated statements of financial position.

Fair value and notional amount of derivatives to which hedge accounting is not applied were as follows:

As of April 1, 2016

	(Millions of yen)

		Fair value
	Notional amount	Asset	Liability
Foreign exchange forward contracts	31,317	708	5

As of March 31, 2017

	(Millions of yen)

		Fair value
	Notional amount	Asset	Liability
Foreign exchange forward contracts	27,169	239	35

As of March 31, 2018

	(Millions of yen)

		Fair value
	Notional amount	Asset	Liability
Foreign exchange forward contracts	39,429	680	2

30. Principal subsidiaries

(1) Composition of the corporate group

The Group’s principal subsidiaries as of March 31, 2018 are set out below. These subsidiaries have share capital consisting ordinary shares that are held directly or indirectly by the Company, and the percentages of ownership interests held by the Group equals the voting rights held by the Group.

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Group (%)
Electronic components

ALPS ELECTRIC (NORTH AMERICA), INC.	United States	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRIC EUROPE GmbH	Germany	Manufacturing and sales of electrical parts	100.00
ALPS ELECTRIC CZECH, S.R.O.	Czech	Manufacturing and sales of electrical parts	100.00

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Group (%)

ALPS ELECTRIC KOREA CO., LTD.	Korea	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRIC (MALAYSIA) SDN. BHD.	Malaysia	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRONICS HONG KONG LIMITED	Hong Kong	Sales of electrical parts	100.00

ALPS (CHINA) CO., LTD.	China	Holding company of China area, sales of electrical parts	100.00

ALPS (SHANGHAI) INTERNATIONAL TRADING CO., LTD.	China	Sales of electrical parts	100.00

DALIAN ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00

NINGBO ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00

WUXI ALPS ELECTRONICS CO., LTD.	China	Manufacturing and sales of electrical parts	100.00

ALPS ELECTRONICS TAIWAN CO., LTD.	Taiwan	Sales of electrical parts	100.00

Automotive infotainment

ALPINE ELECTRONICS, INC.	Japan	Manufacturing and sales of car audio and car communication	41.15

ALPINE ELECTRONICS MARKETING, INC.	Japan	Sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS OF AMERICA, INC.	United States	Sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS (EUROPE) GmbH	Germany	Sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS GmbH	Germany	Sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS OF U.K., LTD.	United Kingdom	Sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS MANUFACTURING OF EUROPE, LTD.	Hungary	Manufacturing and sales of car audio and car communication equipment	100.00

ALPINE ELECTRONICS (CHINA) CO., LTD.	China	Sales of car audio and car communication equipment	100.00

DALIAN ALPINE ELECTRONICS CO., LTD.	China	Manufacturing and sales of car audio and car communication equipment	100.00
TAICANG ALPINE ELECTRONICS CO., LTD.	China	Manufacturing and sales of car audio and car communication equipment	100.00

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Group (%)

ALCOM ELECTRONCOS DE MEXICO, SA. DE C.V.	Mexico	Manufacturing and sales of car audio and electrical parts	100.00

Logistics

ALPS LOGISTICS CO., LTD.	Japan	Logistics for electronic components, materials sales	49.05

RYUTSU SERVICE CO., LTD.	Japan	Logistics for consumer goods	70.63

TIANJIN ALPS TEDA LOGISTICS CO., LTD.	China	Logistics for electronic components	50.00

Others

ALPS FINANCE SERVICE CORP.	Japan	Financial, lease and insurance agent	100.00

ALPS BUSINESS CREATION CO., LTD.	Japan	Office work service	100.00

ALPS SYSTEM INTEGRATION CO., LTD.	Japan	System integration	100.00

(2) Condensed financial statements of subsidiaries with significant non-controlling interests to the Group

Alpine and Alps Logistics, both publicly listed in Japan, and their respective subsidiaries (Alpine and its subsidiaries, the “Alpine Group,” and Alps Logistics and its subsidiaries, the “Alps Logistics Group”) are consolidated subsidiaries of the Company even though the Company holds less than half of the voting rights of each of Alpine and Alps Logistics. The Company considered, among other factors, that an intragroup agreement among the Company, Alpine and Alps Logistics which establishes management principles and gives the Company the right to direct the operations of Alpine Group and Alps Logistics Group. The intragroup agreement grants the Company rights as to determination of actions submitted to the Alpine and Alps Logistics Shareholders’ Meetings for a vote, and specifies very detailed rights over each of their operations. Specifically, such rights include: the ability to dispatch directors to Alpine and Alps Logistics; the ability to lead group CEO meetings to discuss key operating matters in advance of a shareholder vote at Alpine or Alps Logistics; the ability to participate in the decision-making process over management policy, finance policy and business strategy of the Alpine and Alps Logistics groups; and the ability to manage financial performance through periodic reporting and business reviews including internal audit procedures. In addition to these rights, the Company has had a history of representing the majority of votes on matters submitted to a vote at Shareholders’ Meetings of Alpine and Alps Logistics, and the other shareholders are relatively widely dispersed without significant concentrations. Such governance framework and other conditions provide substantive rights to the Company to establish operating and financing decisions, including key personnel human resource policies, which reflects control over Alpine and Alps Logistics under IFRS 10 Consolidated Financial Statements.

Alpine Group

(a) General information

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Share of ownership held by non-controlling interests (%)	58.96	58.96	58.97
Voting rights held by non-controlling interests (%)	58.83	58.84	58.85

(b) Condensed consolidated financial statements

(i) Condensed consolidated statements of financial position

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current assets	127,358	125,286	138,624
Non-current assets	108,505	101,061	95,328
Current liabilities	51,870	47,865	55,657
Non-current liabilities	22,221	19,738	16,959

Total equity	161,772	158,744	161,336

Accumulated non-controlling interests	95,381	93,595	95,140

(ii) Condensed consolidated statements of profit or loss and other comprehensive income or loss

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Revenue	243,483	268,575
Net profit for the year	1,992	7,526
Other comprehensive loss, net of taxes	(2,891)	(3,082)

Comprehensive (loss) income for the year, net of taxes	(899)	4,444

Net profit for the year attributable to non-controlling interests	1,174	4,438
Dividends paid non-controlling interests	1,219	1,220

(iii) Condensed consolidated statements of cash flows

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Cash flows provided by operating activities, net	4,145	14,261
Cash flows provided by (used in) investing activities, net	2,715	(12,760)
Cash flows used in financing activities, net	(2,163)	(2,124)
Net increase in cash and cash equivalents	4,026	396

Alps Logistics Group

(a) General information

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Share of ownership held by non-controlling interests (%)	52.39	52.27	52.27
Voting rights held by non-controlling interests (%)	51.06	50.95	50.95

(b) Condensed consolidated financial statements

(i) Condensed consolidated statements of financial position

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current assets	34,972	39,783	39,296
Non-current assets	34,155	34,059	37,011
Current liabilities	19,503	22,878	22,193
Non-current liabilities	5,497	4,739	5,757

Total equity	44,127	46,225	48,357

Accumulated non-controlling interests	23,118	24,162	25,276

(ii) Condensed consolidated statements of profit or loss and other comprehensive income or loss

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Revenue	100,121	104,835
Net profit for the year	3,550	2,855
Other comprehensive (loss) income, net of taxes	(484)	280

Comprehensive income for the year, net of taxes	3,066	3,135

Net profit for the year attributable to non-controlling interests	1,858	1,492
Dividends paid non-controlling interests	328	332

(iii) Condensed consolidated statements of cash flows

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Cash flows provided by operating activities, net	6,506	4,986
Cash flows used in investing activities, net	(1,548)	(4,395)
Cash flows used in financing activities, net	(1,971)	(1,804)
Net increase (decrease) in cash and cash equivalents	2,658	(1,085)

31.	Associates and joint ventures accounted for using the equity method

The components of the carrying amount of investments in associates and joint ventures accounted for using the equity method as of April 1, 2016, March 31, 2017, and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Associates	3,433	4,752	4,303
Joint ventures	418	466	500

Total	3,851	5,218	4,803

The components of share of profit (loss) and total comprehensive income (loss) of associates and joint ventures accounted for using the equity method for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Associates	(379)	(503)
Joint ventures	89	32

Total	(290)	(471)

32.	Commitments

Commitments for purchases of property, plant and equipment and intangible assets as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Property, plant and equipment	6,143	11,697	8,677
Intangible assets	179	281	364

Total	6,322	11,978	9,041

33.	Earnings per share

The calculation of basic earnings per share is based on the net profit for the year attributable to owners of the Company and the weighted-average number of ordinary shares outstanding during the years. The following table shows the calculation of basic and diluted earnings per share for the years ended March 31, 2017 and March 31, 2018:

	For the year ended March 31, 2017	For the year ended March 31, 2018
Net profit for the year attributable to owners of the Company (millions of yen)	27,458	38,352

Weighted average number of ordinary shares for basic earnings per share (thousands of shares)	195,904	195,905
Effects of dilution from stock options (thousands of shares)	56	73

Weighted average number of ordinary shares adjusted for the effect of dilution (thousands of shares)	195,960	195,978

Basic earnings per share (yen)	140.16	195.77
Diluted earnings per share (yen)	140.12	195.69

34.	Related party transactions and balances

Transactions and balances between the Group and related parties were as follows:

(1) Transactions with associates and joint ventures

	(Millions of yen)
	Associates		Joint ventures
	For the year ended March 31, 2017	For the year ended March 31, 2018	For the year ended March 31, 2017	For the year ended March 31, 2018
Sales of goods / rendering of services	1,631	1,272	—	—
Goods purchased / services received	5,740	3,944	2,572	3,031

(2) Assets and liabilities of the Company in respect of associates and joint ventures

					(Millions of yen)

	Associates			Joint ventures
	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
(Assets)
Trade receivables	142	192	176	—	—	—
Loan receivables	—	—	—	225	224	212

(Liabilities)
Trade payables	973	640	213	344	215	200

Note:

1.	Interest rates of the above-mentioned transactions are generally decided in a reasonable manner with reference to market interest rates.
2.	Loss allowances have not been recorded against the balances in the above table.

Compensation for key management personnel of the Group was as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Short-term employee benefits	956	1,036
Share-based payment transactions	92	98

Total	1,048	1,134

35. Cash flow information — Financing activities

Changes in liabilities from financing activities for the years ended March 31, 2017 and March 31, 2018 were as follows:

						(Millions of yen)

			Non-cash changes
	As of April 1, 2016	Cash flows from operating activities	New lease transactions	Currency exchange differences	Changes in amortized costs	As of March 31, 2017
Borrowings	54,046	10,052	—	(1,114)	70	63,054
Finance lease obligations	3,190	(1,135)	662	(48)	—	2,669

Total	57,236	8,917	662	(1,162)	70	65,723

						(Millions of yen)

			Non-cash changes
	As of April 1, 2017	Cash flows from operating activities	New lease transactions	Currency exchange differences	Changes in amortized costs	As of March 31, 2018
Borrowings	63,054	6,119	—	1,026	71	70,270
Finance lease obligations	2,669	(713)	647	(67)	—	2,536

Total	65,723	5,406	647	959	71	72,806

36.	Subsequent events

Significant subsequent events have not been identified.

37. First-time adoption of IFRS

(1) Transition to financial reporting under IFRS

The Group adopted IFRS as of the beginning of the year ended March 31, 2018. The Group’s opening consolidated statement of financial position was prepared as of April 1, 2016, the date of transition to IFRS. The Group also prepared the most recent consolidated financial statements in accordance with Japanese GAAP for the year ended March 31, 2018.

IFRS 1, in principle, requires first-time adopters to apply IFRS retrospectively. However, IFRS 1 grants first-time adopters voluntary elections to use exemptions from some requirements of IFRS. The Group has applied the following exemptions:

(a) Business combinations

The Group has elected not to apply IFRS 3 “Business Combinations” retrospectively to business combinations that occurred before the date of transition to IFRS.

(b) Exchange differences on translating foreign operations

The Group has elected to deem cumulative exchange differences on translating foreign operations to be zero at the date of transition to IFRS.

The table below presents reconciliations required to be disclosed upon the first-time adoption of IFRS.

Items that do not affect retained earnings or comprehensive income are included in “Reclassification adjustments” of the reconciliations table. Items that affect retained earnings or comprehensive income are included in “Differences in recognition and measurement.”

(2) Reconciliation of equity as of April 1, 2016

(Items related to consolidated statements of financial position)

							(Millions of yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Unification of reporting periods	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Assets							Assets
Current assets							Current assets:
Cash and deposits	117,544	(700)	203	(272)		116,775	Cash and cash equivalents
Trade notes and accounts receivable	123,385	5,088	(216)	(695)	I	127,562	Trade and other receivables
Merchandise and finished goods	55,672	34,399	(108)	(476)		89,487	Inventories
Work in process	9,326	(9,326)	—	—		—
Raw material and supplies	22,532	(22,532)	—	—		—
Deferred tax assets	6,552	(6,552)	—	—		—
	—	863	(13)	(96)		754	Income taxes receivable
Others	19,763	(10,065)	46	(83)		9,661	Other current assets
	—	1,880	204	192		2,276	Other financial assets
Allowance for doubtful accounts	(395)	395	—	—		—

Total current assets	354,379	(6,550)	116	(1,430)		346,515	Total current assets

Non-current assets							Non-current assets:
Property, plant and equipment	144,168	(693)	(167)	2,680	B,C	145,988	Property, plant and equipment
Intangible assets	14,217	—	(23)	948	E	15,142	Intangible assets
Investment securities	22,980	(22,980)	—	—		—
	—	27,163	—	(23,312)	A,B	3,851	Associates and joint ventures accounted for using the equity method
Deferred tax assets	4,875	5,544	21	22,153	H,K	32,593	Deferred tax assets
Retirement benefit assets	14	(14)	—	—		—
Others	25,022	(18,397)	(8)	(422)		6,195	Other non-current assets
	—	12,123	—	58,856	A,F	70,979	Other financial assets
Allowance for doubtful accounts	(2,798)	2,798	—	—		—

Total non-current assets	208,478	5,544	(177)	60,903		274,748	Total non-current assets

Total assets	562,857	(1,006)	(61)	59,473		621,263	Total assets

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Unification of reporting periods	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Liabilities							Liabilities
Current liabilities							Current liabilities:
Trade notes and accounts payable	67,421	38,136	299	(1,175)	B,I	104,681	Trade and other payables
Short-term borrowings	34,918	—	(4)	(1)		34,913	Borrowings
Accrued expenses	16,685	(16,685)	—	—		—
Accrued income taxes	7,063	13	(22)	17		7,071	Income taxes payable
Deferred tax liabilities	68	(68)	—	—		—
Provision for bonuses	10,076	(10,076)	—	—		—
Provision for directors’ bonuses	212	(212)	—	—		—
Provision for product warranties	6,699	(6,699)	—	—		—
	—	6,883	—	(344)		6,539	Provisions
Other provisions	184	(184)	—	—		—
Others	35,485	(14,105)	25	6,916	G,H,I	28,321	Other current liabilities
	—	2,988	(3)	(6)		2,979	Other financial liabilities

Total current liabilities	178,811	(9)	295	5,407		184,504	Total current liabilities

Non-current liabilities							Non-current liabilities:
Long-term borrowings	19,418	—	—	(285)		19,133	Borrowings
Deferred tax liabilities	5,988	(940)	(18)	9,790	A,C	14,820	Deferred tax liabilities
Defined benefit liabilities	20,785	247	2	4,893	H	25,927	Defined benefit liabilities
Provision for directors’ retirement benefits	247	(247)	—	—		—
Provision for environmental measures	281	(281)	—	—		—
	—	946	—	—		946	Provisions
Others	5,562	(3,388)	11	4,041	D,H,I	6,226	Other non-current liabilities
	—	2,666	10	—		2,676	Other financial liabilities

Total non-current liabilities	52,281	(997)	5	18,439		69,728	Total non-current liabilities

Total liabilities	231,092	(1,006)	300	23,846		254,232	Total liabilities

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Unification of reporting periods	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Equity							Equity
Shareholders’ equity							Equity attributable to owners of the Company:
Share capital	38,730	—	—	—		38,730	Share capital
Capital surplus	57,249	—	—	(402)		56,847	Capital surplus
Retained earnings	143,650	—	268	7,775	A,H,J,K	151,693	Retained earnings
Treasury shares	(3,505)	—	—	—		(3,505)	Treasury shares
Accumulated other comprehensive income
Unrealized gains (losses) on securities	3,946	(3,946)	—	—		—
Deferred gains or losses on hedges	(2)	2	—	—		—
Revaluation reserve for land	(526)	526	—	—		—
Foreign currency translation adjustments	(3,518)	3,518	—	—		—
Remeasurements of defined benefit plans	(7,528)	7,528	—	—		—
Subscription rights to shares	180	(180)	—	—		—
	—	(7,448)	(442)	10,046	A,C,F,H,J	2,156	Other components of equity

						245,921	Total equity attributable to owners of the Company
Non-controlling interests	103,089	—	(187)	18,208	A,B,C,H,I	121,110	Non-controlling interests

Net assets	331,765	—	(361)	35,627		367,031	Total equity

Total liabilities and equity	562,857	(1,006)	(61)	59,473		621,263	Total liabilities and equity

(3) Reconciliation of equity as of March 31, 2018

(Items related to consolidated statements of financial position)

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Unification of reporting periods	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Assets							Assets
Current assets							Current assets:
Cash and deposits	121,554	(775)	(327)	(442)		120,010	Cash and cash equivalents
Trade notes and accounts receivable	160,108	6,096	(42)	(14)		166,148	Trade and other receivables
Merchandise and finished goods	59,693	38,839	(261)	(232)		98,039	Inventories
Work in process	11,496	(11,496)	—	—		—
Raw material and supplies	24,937	(24,937)	—	—		—
Deferred tax assets	9,641	(9,641)	—	—		—
	—	1,279	(28)	81		1,332	Income taxes receivable
Others	22,957	(11,213)	645	(61)		12,328	Other current assets
	—	1,770	(10)	213		1,973	Other financial assets
Allowance for doubtful accounts	(437)	437	—	—		—

Total current assets	409,949	(9,641)	(23)	(455)		399,830	Total current assets

Non-current assets							Non-current assets:
Property, plant and equipment	185,891	(437)	(155)	2,404	B,C	187,703	Property, plant and equipment
Intangible assets	18,573	261	(10)	2,625	E	21,449	Intangible assets
Investment securities	25,262	(25,262)	—	—		—
	—	23,102	—	(18,299)	A,B	4,803	Associates and joint ventures accounted for using the equity method
Deferred tax assets	9,752	8,458	(3)	7,669	H,K	25,876	Deferred tax assets
Retirement benefit assets	46	(46)	—	—		—
Others	25,048	(17,632)	12	(234)		7,194	Other non-current assets
	—	17,292	—	37,040	A,F	54,332	Other financial assets
Allowance for doubtful accounts	(2,722)	2,722	—	—		—

Total non-current assets	261,850	8,458	(156)	31,205		301,357	Total non-current assets

Total assets	671,799	(1,183)	(179)	30,750		701,187	Total assets

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Unification of reporting periods	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Liabilities							Liabilities
Current liabilities							Current liabilities:
Trade notes and accounts payable	73,765	48,198	243	(275)		121,931	Trade and other payables
Short-term borrowings	36,810	—	(5)	—		36,805	Borrowings
Accrued expenses	18,151	(18,151)	—	—		—
Accrued income taxes	7,602	148	(55)	(14)		7,681	Income taxes payable
Deferred tax liabilities	82	(82)	—	—		—
Provision for bonuses	11,992	(11,992)	—	—		—
Provision for directors’ bonuses	259	(259)	—	—		—
Provision for product warranties	6,960	(6,960)	—	—		—
	—	7,360	—	—		7,360	Provisions
Other provisions	254	(254)	—	—		—
Others	41,867	(20,623)	21	8,168	G,H,I	29,433	Other current liabilities
	—	2,588	(9)	(3)		2,576	Other financial liabilities

Total current liabilities	197,742	(27)	195	7,876		205,786	Total current liabilities

Non-current liabilities							Non-current liabilities:
Long-term borrowings	33,610	—	—	(145)		33,465	Borrowings
Deferred tax liabilities	4,490	(1,101)	(15)	5,754	A,C,E	9,128	Deferred tax liabilities
Defined benefit liabilities	14,262	223	(2)	2,687	H	17,170	Defined benefit liabilities
Provision for directors’ retirement benefits	223	(223)	—	—		—
Provision for environmental measures	591	(591)	—	—		—
	—	973	—	—		973	Provisions
Others	5,008	(2,889)	46	4,240	D,H,I	6,405	Other non-current liabilities
	—	2,452	10	1		2,463	Other financial liabilities

Total non-current liabilities	58,184	(1,156)	39	12,537		69,604	Total non-current liabilities

Total liabilities	255,926	(1,183)	234	20,413		275,390	Total liabilities

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Unification of reporting periods	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Equity							Equity
Shareholders’ equity							Equity attributable to owners of the Company:
Share capital	38,730	—	—	—		38,730	Share capital
Capital surplus	56,065	—	—	(401)		55,664	Capital surplus
Retained earnings	213,790	—	228	(4,316)	A,H,J,K	209,702	Retained earnings
Treasury shares	(3,497)	—	—	—		(3,497)	Treasury shares
Accumulated other comprehensive income
Unrealized gains (losses) on securities	4,735	(4,735)	—	—		—
Deferred gains or losses on hedges	(1)	1	—	—		—
Revaluation reserve for land	(506)	506	—	—		—
Foreign currency translation adjustments	(5,340)	5,340	—	—		—
Remeasurements of defined benefit plans	(2,800)	2,800	—	—		—
Subscription rights to shares	334	(334)	—	—		—
	—	(3,578)	(400)	3,913	A,C,F,H,J	(65)	Other components of equity

						300,534	Total equity attributable to owners of the Company
Non-controlling interests	114,363	—	(241)	11,141	A,B,C,H,I	125,263	Non-controlling interests

Net assets	415,873	—	(413)	10,337		425,797	Total equity

Total liabilities and equity	671,799	(1,183)	(179)	30,750		701,187	Total liabilities and equity

(4) Reconciliation of comprehensive income for the year ended March 31, 2018

(Items related to consolidated statements of profit or loss)

							(Millions of yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Unification of reporting periods	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Net sales	858,318	1,835	280	(2,901)	B,I	857,532	Revenue
Cost of goods sold	(669,722)	(524)	(627)	1,359	H,I	(669,514)	Cost of goods sold

Gross profit	188,596	1,311	(347)	(1,542)		188,018	Gross profit
Selling, general and administrative expenses	(116,689)	(1,730)	152	(384)		(118,651)	Selling, general and administrative expenses
	—	1,714	(1)	(71)		1,642	Other operating income
	—	(3,327)	2	1,446	F,H	(1,879)	Other operating expenses
	—	(25)	—	(446)		(471)	Share of losses of associates and joint ventures accounted for using the equity method

Operating income	71,907	(2,057)	(194)	(997)		68,659	Operating profit
Non-operating income	2,498	(2,498)	—	—		—
Non-operating expenses	(7,687)	7,687	—	—		—
Extraordinary income	613	(613)	—	—		—
Extraordinary expenses	(2,108)	2,108	—	—		—
	—	988	(3)	161		1,146	Finance income
	—	(4,637)	(84)	486		(4,235)	Finance costs

Income before income taxes	65,223	978	(281)	(350)		65,570	Profit for the year before income taxes
Current income taxes	(13,351)	13,351	—	—		—
Deferred income taxes	3,059	(14,329)	80	(9,027)	K	(20,217)	Income tax expenses

Net income	54,931	—	(201)	(9,377)		45,353	Net profit for the year
Other comprehensive income							Other comprehensive income, net of taxes
							Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	2,697	—	—	424		3,121	Remeasurements of defined benefit plans
Unrealized gains (losses) on securities	1,176	—	—	(5,337)		(4,161)	Changes in fair value of financial assets measured at fair value through other comprehensive income
							Items that may be reclassified subsequently to profit or loss:
Deferred gains or losses on hedges	(2)	—	—	2		—
Foreign currency translation adjustments	4,010	—	(148)	240		4,102	Foreign currency translation
Share of other comprehensive income of investments accounted for using the equity method	(36)	—	—	36		—

Total other comprehensive income	7,845	—	(148)	(4,635)	A,F,H,J,K	3,062	Total other comprehensive income (loss) for the year, net of taxes

Total comprehensive income	62,776	—	(349)	(14,012)		48,415	Comprehensive income for the year

(5) Notes to the reclassification adjustments

The following reclassifications adjustments do not affect retained earnings nor comprehensive income.

a.	Under Japanese GAAP, cash and deposits with original maturity of over three months were presented as cash and deposits. Under IFRS, these are included in other financial assets - current.

b.	Under Japanese GAAP, trade notes and accounts receivable and allowance for doubtful accounts were presented separately. Under IFRS, these are included in trade and other receivables.

c.	Under Japanese GAAP, other accounts receivable was included in other current assets. Under IFRS, it is included in trade and other receivables.

d.	Under Japanese GAAP, merchandise and finished goods, work in process, raw materials and supplies were presented separately. Under IFRS, these are aggregated and presented as inventories.

e.	Under Japanese GAAP, income taxes receivable were included in other current assets. Under IFRS, it is presented as income taxes receivable separately.

f.	Under Japanese GAAP, investments in associates was included in investment securities. Under IFRS, it is included in associates and joint ventures accounted for using the equity method.

g.	Under Japanese GAAP, deferred tax assets and liabilities were classified as current and non-current items. These are classified as non-current items under IFRS.

h.	Under Japanese GAAP, short-term loans receivable were included in other current assets. Under IFRS, it is included in other financial assets - current.

i.

Under Japanese GAAP, investment securities, investment in capital, other non-current assets and allowance for doubtful accounts were presented separately. Under IFRS, these are included in other financial assets – non-current.

j.	Under Japanese GAAP, accrued expenses was presented separately. Under IFRS, it is included in trade and other payables.

k.	Under Japanese GAAP, lease obligations were included in other current and non-current liabilities. Under IFRS, these are included in other financial liabilities.

l.	Under Japanese GAAP, decommissioning obligations were included in other non-current liabilities. Under IFRS, these are included in provisions – current and non-current.

m.	Under Japanese GAAP, provision for bonuses and provision for directors’ bonuses were presented separately. Under IFRS, these are included in other current liabilities.

n.	Under Japanese GAAP, provision for directors’ retirement benefits was represented separately. It is included in defined benefit liabilities under IFRS.

o.

Under Japanese GAAP, unrealized gains (losses) on securities, deferred gains or losses on hedges, revaluation reserve for land, foreign currency translation adjustments, and remeasurements of defined benefit plans were presented separately. Under IFRS, these are aggregated and presented as other components of equity.

p.	Under Japanese GAAP, certain discounts to customers were presented as non-operating expenses. Under IFRS, these are accounted for as deduction of revenue.

q.

Under Japanese GAAP, interest income and interest expenses were included in non-operating income and non-operating expenses, respectively. Under IFRS, these are presented as finance income and finance costs, respectively. The remaining amounts of non-operating income and non-operating expenses under Japanese GAAP are included in other operating income and other operating expenses under IFRS.

r.

Under Japanese GAAP, losses on valuation of investment securities and gain (loss) on sales of investment securities were included in extraordinary income or extraordinary expenses. Under IFRS, these are included in finance income and finance costs. The remaining amounts of extraordinary income and extraordinary expenses under Japanese GAAP are included in other operating income and other operating expenses under IFRS.

(6) Unification of reporting periods

Under Japanese GAAP, the Group consolidates certain overseas subsidiaries and equity method entities using different reporting periods, generally with three months difference. There were 15 and 17 subsidiaries with different reporting periods under Japanese GAAP for the years ended March 31, 2016 and March 31, 2018, respectively. Under IFRS, the financial reporting periods have been unified and such subsidiaries and an equity method entity have been consolidated using the same accounting periods and year ends as the Company.

(7) Notes to the differences in recognition and measurement

Key reconciliation items related to total equity resulting from the adoption of IFRS were as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
Net assets under Japanese GAAP	331,765	415,873
Differences in recognition and measurement
A. Application of equity method	26,113	14,091
B. Joint ventures	(879)	(1,041)
C. Property, plant and equipment	2,918	2,639
D. Government grants	(976)	(585)
E. Intangible assets	308	1,635
F. Financial instruments	472	262
G. Provisions	724	976
H. Employee benefits	(6,351)	(7,548)
I. Revenue recognition	(1,039)	(2,020)
J. Foreign currency translation differences of foreign operations	—	—
K. Income taxes	14,694	2,386
Others	(357)	(458)

Total differences in recognition and measurement	35,627	10,337

Unification of reporting periods	(361)	(413)

Total equity under IFRS	367,031	425,797

Key reconciliation items related to comprehensive income for the year resulting from the adoption of IFRS were as follows:

(Millions of yen)

For the year ended March 31, 2018
Comprehensive income reported under Japanese GAAP	62,776
Differences in recognition and measurement
A. Application of equity method	(5,388)
B. Joint ventures	(242)
C. Property, plant and equipment	(86)
D. Government grants	193
E. Intangible assets	312
F. Financial instruments	236
G. Provisions	68
H. Employee benefits	295
I. Revenue recognition	(344)
J. Foreign currency translation differences of foreign operations	—
K. Income taxes	(10,120)
Others	1,064

Total differences in recognition and measurement	(14,012)

Unification of reporting periods	(349)

Comprehensive income for the year under IFRS	48,415

Details of major differences were as follows:

A.	Application of the equity method

a.

Under IFRS, two investments accounted for using the equity method under Japanese GAAP due to satisfying certain qualitative factors are classified as the financial assets at FVOCI, since the Group concluded that the Group does not have significant influence on these investees in accordance with IFRS.

b.

Under Japanese GAAP, the Group does not apply the equity method to four small-sized associates, and accounted for them as financial assets measured at cost. Under IFRS, the Group applies equity method to all its associates for which the Group has significant influence, regardless of their size.

c.

Under Japanese GAAP, in applying the equity method to an associate, the Group uses the most recent financial statements of the associate, as adjusted for, if any, significant transactions or events that have occurred between reporting dates of the Group and the associate. Under IFRS, the Group applies the equity method to such associates using its financial statements as of the same date as the Group’s.

The effect of these adjustments is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Decrease in associates and joint ventures accounted for using the equity method	(23,656)	(18,674)
Increase in other financial assets (non-current)	58,233	36,463
Increase in deferred tax liabilities (net of deferred tax assets)	8,464	3,698
Increase in retained earnings	10,261	6,293
Decrease in other components of equity	(4,427)	(6,142)
Increase in non-controlling interests	20,279	13,940

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Increase in selling, general and administrative expenses	(1)
Decrease in other operating income	(76)
Decrease in other operating expenses	22
Increase in share of losses of associates and joint ventures accounted for using equity method	(1,371)
Increase in finance income	157
Decrease in finance costs	104

Decrease in profit for the year before income tax	(1,165)
Decrease in income tax expense	412

Decrease in net profit for the year	(753)
Decrease in other comprehensive income for the year, net of tax	(4,635)

Decrease in comprehensive income for the year	(5,388)

B.	Joint ventures

Under Japanese GAAP, there is no specific guidance on joint ventures and the scope of consolidation by the Group is determined generally based on the Group’s shareholding percentage in the investee. Under IFRS, the Group determined that an entity included in the scope of consolidation under Japanese GAAP is classified as a joint venture, and accounted for under the equity method, in accordance with IFRS.

The effect of these adjustments is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Decrease in cash and cash equivalents	(370)	(590)
Decrease in trade and other receivables	(145)	(151)
Increase in other financial assets (current)	226	212
Decrease in inventories	(265)	(198)
Decrease in income taxes receivable	(96)	(11)
Decrease in other current assets	(8)	(16)
Decrease in property, plant and equipment	(990)	(1,029)
Decrease in intangible assets	(6)	(8)
Increase in associates and joint ventures accounted for using the equity method	418	448
Decrease in other non-current assets	(17)	(2)
Decrease in trade and other payables	(273)	(185)
Decrease in short-term borrowings	(1)	—
Decrease in income taxes payable	—	(14)
Decrease in other current liabilities	(22)	(21)
Decrease in other financial liabilities (current)	(8)	(5)
Increase in deferred tax liabilities	—	1
Decrease in defined benefit liabilities	(70)	(80)
Decrease in retained earnings	(57)	(69)
Increase in other components of equity	39	32
Decrease in non-controlling interests	(861)	(1,004)

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in revenue	(897)
Decrease in cost of goods sold	346
Decrease in selling, general and administrative expenses	305
Decrease in other operating income	(1)
Increase in other operating expenses	(3)
Decrease in share of losses of associates and joint ventures accounted for using the equity method	32
Increase in finance income	4
Increase in finance costs	(36)

Decrease in profit for the year before income tax	(250)
Decrease in income tax expense	56

Decrease in net profit for the year	(194)
Decrease in other comprehensive income for the year, net of tax	(48)

Decrease in comprehensive income for the year	(242)

C.	Property, plant and equipment

a.

Under Japanese GAAP, real estate acquisition taxes are expensed as incurred. Under IFRS, the Group includes such taxes in acquisition costs of the associated real property pursuant to the definition of elements of the cost of property, plant and equipment in IFRS.

b.

Under Japanese GAAP, certain items of property, plant and equipment of the Group are depreciated by using the declining-balance method. Under IFRS, the Group applies the straight-line method to those items retrospectively from the acquisition dates.

c.

Under Japanese GAAP, the Group revalued a portion of its land holding as permitted under Japanese GAAP during a specified period of time, and corresponding amounts of such changes in value are recognized in equity. Under IFRS, since the Group adopts the cost model for all items of property, plant and equipment, and such revaluation of land is reversed.

d.

Under Japanese GAAP, useful lives and residual values of certain items of property, plant and equipment related to the logistics segment are determined primarily by reference to Japanese tax regulations. Under IFRS, the Group changes a) useful lives of such property, plant and equipment based on the period in which the assets’ future economic benefits are expected to be consumed, and; b) residual values based on the amount that would be obtained from disposal of the assets, net of estimated costs of disposal.

The effect of these adjustments is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in property, plant and equipment	3,669	3,232
Increase in other non-current assets	—	30
Increase in deferred tax liabilities (net of deferred tax assets)	751	623
Increase in retained earnings	1,037	992
Increase in other components of equity	526	506
Increase in non-controlling interests	1,355	1,141

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Increase in cost of goods sold	(171)
Decrease in selling, general and administrative expenses	12
Increase in other operating expenses	(27)
Decrease in finance costs	39

Decrease in profit for the year before income tax	(147)
Decrease in income tax expense	61

Decrease in net profit for the year	(86)
Other comprehensive income for the year, net of tax	—

Decrease in comprehensive income for the year	(86)

D.	Government grants

Under Japanese GAAP, the amount of government grants related to assets is offset against costs of the corresponding acquired assets or recognized as non-operating income when such grants are received. Under IFRS, government grants are initially recognized as non-current liabilities and amortized as other operating income on a straight-line basis over the useful life of the corresponding assets.

The effect of this adjustment is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in trade and other receivables	34	—
Increase in property, plant and equipment	—	209
Increase in deferred tax assets	443	266
Increase in other current liabilities	322	262
Increase in other non-current liabilities	1,131	798
Decrease in retained earnings	(815)	(515)
Decrease in non-controlling interests	(161)	(70)

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)

Decrease in cost of goods sold	281

Increase in profit for the year before income tax	281
Increase in income tax expense	(88)

Increase in net profit for the year	193
Other comprehensive income for the year, net of tax	—

Increase in comprehensive income for the year	193

E.	Intangible assets

a.

Under Japanese GAAP, expenditures for development activities by the Group are entirely expensed. Under IFRS, the portion of such expenditures that meets the recognition criteria of intangible assets is capitalized. Further, under Japanese GAAP, the Group also recognizes as expenses certain royalty fees paid in respect of acquisition of license used in software development by the Group. Under IFRS, these royalty payments also meet the recognition criteria of intangible assets under IFRS and therefore are recognized as intangible assets. These assets are subsequently amortized over the useful lives of the assets.

b.

Under Japanese GAAP, the Group recognized goodwill as part of additional acquisition of ownership interest of a subsidiary pursuant to the standard of Japanese GAAP effective at the time. Under IFRS, since it is a step acquisition of subsidiary already under control, the difference between fair value and book value of the subsidiary is accounted for as equity.

The effect of these adjustments is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Decrease in inventories	(1)	—
Decrease in other current assets	(72)	(45)
Increase in intangible assets	956	2,604
Decrease in other non-current assets	(392)	(202)
Increase in deferred tax liabilities	183	722
Decrease in capital surplus	(404)	(403)
Increase in retained earnings	475	1,088
Increase in non-controlling interests	237	950

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in cost of goods sold	346
Decrease in selling, general and administrative expenses	74

Increase in profit for the year before income tax	420
Increase in income tax expense	(108)

Increase in net profit for the year	312
Other comprehensive income for the year, net of tax	—

Increase in comprehensive income for the year	312

F.	Financial instruments

a.

Under Japanese GAAP, unlisted shares whose fair values are difficult to be obtained are generally measured at cost, with impairment losses recognized when necessary. Under IFRS, the Group designates such securities as financial assets at FVOCI, and measures them at fair value.

b.

Under Japanese GAAP, gains or losses on the sale of securities are recognized in profit or loss. Under IFRS, if an equity instrument is designated as a financial asset measured at FVOCI, the gains or losses on such equity instruments previously recognized in other comprehensive income are not recycled to profit or loss.

c.

Under Japanese GAAP, the Group expenses transaction costs related to its borrowing as incurred. Under IFRS, the relevant borrowing is classified as financial liabilities measured at amortized cost, and the transaction costs are amortized over the period of the borrowing contract as part of amortized cost calculation of the borrowings as a whole.

The effect of these adjustments is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in other financial assets (non-current)	623	577
Increase in trade and other payables	71	71
Decrease in long-term borrowings	(285)	(145)
Increase in deferred tax liabilities (net of deferred tax assets)	153	319
Increase in other non-current liabilities	212	70
Decrease in retained earnings	—	(263)
Increase in other components of equity	337	684
Increase (decrease) in non-controlling interests	135	(159)

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in other operating expenses	233
Decrease in finance income	(1)
Decrease in finance costs	393

Increase in profit for the year before income tax	625
Income tax expense	—

Increase in net profit for the year	625
Decrease in other comprehensive income for the year, net of tax	(389)

Increase in comprehensive income for the year	236

G.	Provisions

UnderJapanese GAAP, the Group recognized a provision related to factory closure in accordance with recognition criteria as described in Japanese GAAP. Under IFRS, the recognition criteria differ from those of Japanese GAAP, and hence the Group reversed certain provisions which do not satisfy the criteria under IFRS.

The effect of these adjustments is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in deferred tax assets	87	—
Decrease in other current liabilities	(915)	(935)
Increase in deferred tax liabilities	—	18
Increase (decrease) in other non-current liabilities	278	(59)
Increase in retained earnings	724	956
Increase in other components of equity	—	20

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Increase in finance costs	(13)

Decrease in profit for the year before income tax	(13)
Decrease in income tax expense	4

Decrease in net profit for the year	(9)
Increase in other comprehensive income for the year, net of tax	77

Increase in comprehensive income for the year	68

H.	Employee benefits

a.

Upon transition to IFRS, obligations for paid vacations and sabbatical vacations and other long-term service benefits are recognized as other current and non-current liabilities. Such accruals are not required under Japanese GAAP.

b.

Under Japanese GAAP, actuarial gains and losses and past service costs of defined benefit obligations are recognized as other comprehensive income when incurred and recycled to profit or loss over expected remaining service period of the employees. Under IFRS, actuarial gains and losses are recognized as other comprehensive income and are not recycled to profit or loss in a subsequent period. Further, under IFRS, past service costs expensed as incurred.

c.

Upon transition to IFRS, certain actuarial assumptions such as the discount rate or improvements in mortality rate are revised or additionally incorporated for measurement of defined benefit obligations.

The effect of these adjustments is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in deferred tax assets (net of deferred tax liabilities)	5,933	3,415
Decrease in other non-current assets	(15)	(32)
Increase in other current liabilities	5,844	6,459
Increase in defined benefit liabilities	4,963	2,768
Increase in other non-current liabilities	1,462	1,704
Decrease in retained earnings	(11,170)	(8,575)
Increase in other components of equity	7,526	2,822
Decrease in non-controlling interests	(2,707)	(1,795)

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Increase in cost of goods sold	(948)
Increase in selling, general and administrative expenses	(637)
Decrease in other operating expenses	1,223

Decrease in profit for the year before income tax	(362)
Decrease in income tax expense	164

Decrease in net profit for the year	(198)
Increase in other comprehensive income for the year, net of tax	493

Increase in comprehensive income for the year	295

I.	Revenue recognition

a.

Under Japanese GAAP, revenues associated with software updates of the in-car navigation products are recognized upon shipment of the products, together with the sale of such products. Under IFRS, revenue relating to software update services of in-car navigation products, which are separable from sale of such products, is recognized by reference to the stage of completion as the outcome of such service transactions can be reliably estimated. Revenue is measured at the fair value of the consideration received or receivable.

b.

Under Japanese GAAP, the Group recognizes certain revenues from sale of goods when goods are shipped from its warehouses. Under IFRS, the Group recognizes such revenues when the goods are delivered to the customer.

c.

Under Japanese GAAP, in the absence of specific guidance as to gross or net presentation of revenues from sale of goods, the Group presents certain product sales on a gross basis. Under IFRS, the Group determined that these sales are presented on a net basis since they act as the agent to the transactions.

The effect of these adjustments is summarized as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
(Decrease) increase in trade and other receivables	(625)	115
Decrease in inventories	(106)	(132)
Increase in deferred tax assets	479	927
Decrease in trade and other payables	(924)	(156)
Increase in other current liabilities	754	1,360
Increase in other non-current liabilities	957	1,726
Decrease in retained earnings	(426)	(829)
Decrease in non-controlling interests	(613)	(1,191)

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in revenue	(2,119)
Decrease in cost of goods sold	1,620

Decrease in profit for the year before income tax	(499)
Decrease in income tax expense	155

Decrease in net profit for the year	(344)
Other comprehensive income for the year, net of tax	—

Decrease in comprehensive income for the year	(344)

J.	Foreign currency translation differences of foreign operations

In adopting IFRS, the Group elected to use the exemption provided in IFRS and deemed the cumulative amount of foreign currency translation differences of foreign operations (included in other components of equity) to be zero on the date of transition to IFRS, with the entire amount reclassified to retained earnings.

The effect of this adjustment was summarized as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Decrease in retained earnings	(6,044)	(6,044)
Increase in other components of equity	6,044	6,044

The cumulative amount of foreign currency translation differences under IFRS was 6,044 million yen which was different from that under Japanese GAAP due to differences in the scope of consolidation and other GAAP differences.

K.	Income taxes

a.

Under Japanese GAAP, the Group recognizes deferred tax assets in accordance with prescribed categories as per Japanese GAAP which determine the assessment of recoverability of deferred tax assets. Under IFRS, deferred tax assets are recognized to the extent that management determines it is probable that taxable profits will be available for tax losses and deductible temporary differences.

b.

Under Japanese GAAP, tax effects on unrealized gains eliminated on consolidation are recorded as deferred tax assets at the amount of the tax expense incurred by the seller. Under IFRS, the buyer records the tax effects on unrealized gains eliminated on consolidation as deferred tax assets at the tax rate applicable to the buyer, considering their recoverability.

The effect of these adjustments is summarized as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in deferred tax assets (net of deferred tax liabilities)	14,694	2,386
Increase in retained earnings	14,230	3,149
Decrease in other components of equity	(7)	(53)
Increase (decrease) in non-controlling interests	471	(710)

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Increase in income tax expense	(10,554)

Decrease in net profit for the year	(10,554)
Increase in other comprehensive income for the year, net of tax	434

Decrease in comprehensive income for the year	(10,120)

(8) Notes to reconciliation of cash flows for the year ended March 31, 2018

	(Millions of yen)

	Cash flows provided by operating activities	Cash flows used in investing activities	Cash flows used in financing activities
(Consolidated statements of cash flows)
Japanese GAAP	70,388	(66,722)	(2,957)
Adjustments	657	(1,783)	79

IFRS	71,045	(68,505)	(2,878)

Adjustments from Japanese GAAP to IFRS in the above table are primarily those related to (i) an entity classified as the Company’s subsidiary under Japanese GAAP that is classified as a joint venture under IFRS, and (ii) development costs expensed under Japanese GAAP which are recognized as intangible assets under IFRS.

Report of Independent Auditors

To the Shareholders and the Board of Directors of

Alpine Electronics, Inc.

We have audited the accompanying consolidated financial statements of Alpine Electronics, Inc. and subsidiaries, which comprise the consolidated statements of financial position as of April 1, 2016, March 31, 2017 and March 31, 2018, the related consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended March 31, 2018, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alpine Electronics, Inc. and subsidiaries as of April 1, 2016, March 31, 2017 and March 31, 2018, the consolidated results of their operations and their cash flows for each of the two years in the period ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 10, 2018, except for the third paragraph of Note 1,

as to which date is October 5, 2018

ALPINE ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF APRIL 1, 2016, MARCH 31, 2017 AND MARCH 31, 2018

	Note	As of April 1, 2016	As of March 31, 2017	(Millions of yen) As of March 31, 2018
Assets
Current assets:
Cash and cash equivalents	5	48,348	52,374	52,770
Trade and other receivables	6,28	36,858	39,702	45,361
Inventories	7	32,515	27,752	30,121
Income taxes receivable		713	580	746
Other financial assets	10,28	5,714	2,344	6,641
Other current assets	11	3,210	2,534	2,985

Total current assets		127,358	125,286	138,624

Non-current assets:
Property, plant and equipment	8	25,901	24,141	24,910
Intangible assets	9	3,874	6,923	7,990
Associates and joint ventures accounted for using the equity method	30	5,073	5,528	4,418
Other financial assets	10,28	69,211	58,848	51,957
Deferred tax assets	26	2,444	2,796	2,554
Other non-current assets	11	2,002	2,825	3,499

Total non-current assets		108,505	101,061	95,328

Total assets		235,863	226,347	233,952

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF APRIL 1, 2016, MARCH 31, 2017 AND MARCH 31, 2018

	Note	As of April 1, 2016	As of March 31, 2017	(Millions of yen) As of March 31, 2018
Liabilities and equity
Liabilities
Current liabilities:
Trade and other payables	12,28	37,256	33,942	38,956
Other financial liabilities	14,28	360	384	339
Provisions	15	5,274	4,785	5,575
Income taxes payable		911	970	1,514
Other current liabilities	17	8,069	7,784	9,273

Total current liabilities		51,870	47,865	55,657

Non-current liabilities:
Other financial liabilities	14,28	281	259	259
Provisions	15	45	43	7
Defined benefit liabilities	16	4,845	4,535	3,783
Deferred tax liabilities	26	13,919	11,435	9,489
Other non-current liabilities	17	3,131	3,466	3,421

Total non-current liabilities		22,221	19,738	16,959

Total liabilities		74,091	67,603	72,616

Equity
Equity attributable to owners of the Company:
Share capital	18	25,921	25,921	25,921
Capital surplus	18	24,908	24,905	24,905
Retained earnings	18	108,807	108,184	114,478
Treasury shares	18	(1,408)	(1,402)	(1,377)
Other components of equity		3,453	1,087	(2,840)

Total equity attributable to owners of the Company		161,681	158,695	161,087
Non-controlling interests		91	49	249

Total equity		161,772	158,744	161,336

Total liabilities and equity		235,863	226,347	233,952

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

	(Millions of yen)

	Note	For the year ended March 31, 2017	For the year ended March 31, 2018
Revenue	21	243,483	268,575
Cost of goods sold	7,13,23	(202,175)	(215,433)

Gross profit		41,308	53,142

Selling, general and administrative expenses	13,15,22,23	(35,702)	(41,223)
Other operating income	24	343	475
Other operating expenses	24	(405)	(791)
Share of losses of associates and joint ventures accounted for using the equity method	30	(924)	(1,076)

Operating profit		4,620	10,527
Finance income	25	979	973
Finance costs	25	(699)	(207)

Profit for the year before income taxes		4,900	11,293
Income tax expenses	26	(2,908)	(3,767)

Net profit for the year		1,992	7,526

Net profit for the year attributable to:
Owners of the Company		1,982	7,506
Non-controlling interests		10	20

Earnings per share attributable to owners of the Company:
Basic (yen)	32	28.76	108.86
Diluted (yen)	32	28.73	108.75

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

	(Millions of yen)

	Note	For the year ended March 31, 2017	For the year ended March 31, 2018
Net profit for the year		1,992	7,526

Other comprehensive income, net of taxes
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	16,27	330	861
Changes in fair value of financial assets measured at fair value through other comprehensive income	27	(293)	(5,381)

Sub-total		37	(4,520)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	27	(2,928)	1,438

Sub-total		(2,928)	1,438

Total other comprehensive loss for the year, net of taxes		(2,891)	(3,082)

Comprehensive income (loss) for the year		(899)	4,444

Comprehensive income (loss) attributable to:
Owners of the Company		(905)	4,426
Non-controlling interests		6	18

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

				(Millions of yen)

	Note	Share capital	Capital surplus	Retained earnings	Treasury shares
Balance as of April 1, 2016		25,921	24,908	108,807	(1,408)
Total comprehensive income (loss) for the year
Net profit for the year		—	—	1,982	—
Other comprehensive income (loss)	27	—	—	—	—

Total comprehensive income (loss) for the year		—	—	1,982	—

Transactions with owners
Disposals of treasury shares	18	—	(0)	—	6
Dividends	20	—	—	(2,068)	—
Share-based payments		—	—	—	—
Transfer from other components of equity to retained earnings		—	—	(493)	—
Changes in non-controlling interests		—	(3)	—	—
Others		—	—	(44)	—

Total transactions with owners		—	(3)	(2,605)	6

Balance as of March 31, 2017		25,921	24,905	108,184	(1,402)
Total comprehensive income (loss) for the year
Net profit for the year		—	—	7,506	—
Other comprehensive income (loss)	27	—	—	—	—

Total comprehensive income (loss) for the year		—	—	7,506	—

Transactions with owners
Acquisitions of treasury shares	18	—	—	—	(1)
Disposals of treasury shares	18	—	(5)	—	26
Transfer from capital surplus to retained earnings		—	5	(5)	—
Dividends	20	—	—	(2,068)	—
Share-based payments		—	—	—	—
Transfer from other components of equity to retained earnings		—	—	861	—
Changes in non-controlling interests		—	—	—	—
Others		—	(0)	—	—

Total transactions with owners		—	(0)	(1,212)	25

Balance as of March 31, 2018		25,921	24,905	114,478	(1,377)

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

								(Millions of yen)
		Other components of equity
	Note	Changes in fair value of financial assets measured at fair value through other comprehensive income	Foreign currency translation	Remeasurements of defined benefit plans	Share acquisition rights	Total	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
Balance as of April 1, 2016		3,398	—	—	55	3,453	161,681	91	161,772
Total comprehensive income (loss) for the year
Net profit for the year		—	—	—	—	—	1,982	10	1,992
Other comprehensive income (loss)	27	(293)	(2,924)	330	—	(2,887)	(2,887)	(4)	(2,891)

Total comprehensive income (loss) for the year		(293)	(2,924)	330	—	(2,887)	(905)	6	(899)

Transactions with owners
Disposals of treasury shares	18	—	—	—	—	—	6	—	6
Dividends	20	—	—	—	—	—	(2,068)	—	(2,068)
Share-based payments		—	—	—	28	28	28	—	28
Transfer from other components of equity to retained earnings		823	—	(330)	—	493	—	—	—
Changes in non-controlling interests		—	—	—	—	—	(3)	(48)	(51)
Others		—	—	—	—	—	(44)	—	(44)

Total transactions with owners		823	—	(330)	28	521	(2,081)	(48)	(2,129)

Balance as of March 31, 2017		3,928	(2,924)	—	83	1,087	158,695	49	158,744
Total comprehensive income (loss) for the year
Net profit for the year		—	—	—	—	—	7,506	20	7,526
Other comprehensive income (loss)	27	(5,381)	1,440	861	—	(3,080)	(3,080)	(2)	(3,082)

Total comprehensive income (loss) for the year		(5,381)	1,440	861	—	(3,080)	4,426	18	4,444

Transactions with owners
Acquisitions of treasury shares	18	—	—	—	—	—	(1)	—	(1)
Disposals of treasury shares	18	—	—	—	—	—	21	—	21
Transfer from capital surplus to retained earnings		—	—	—	—	—	—	—	—
Dividends	20	—	—	—	—	—	(2,068)	—	(2,068)
Share-based payments		—	—	—	14	14	14	—	14
Transfer from other components of equity to retained earnings		—	—	(861)	—	(861)	—	—	—
Changes in non-controlling interests		—	—	—	—	—	—	182	182
Others		—	—	—	—	—	(0)	—	(0)

Total transactions with owners		—	—	(861)	14	(847)	(2,034)	182	(1,852)

Balance as of March 31, 2018		(1,453)	(1,484)	—	97	(2,840)	161,087	249	161,336

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2017 AND MARCH 31, 2018

			(Millions of yen)
	Note	For the year ended March 31, 2017	For the year ended March 31, 2018
Cash flows from operating activities:
Profit for the year before income taxes		4,900	11,293
Adjustments for:
Depreciation and amortization	4,8,9,23	6,297	7,043
Impairment losses	8	—	299
Interest and dividends income	25	(974)	(973)
Interest expense	25	18	19
Share of losses of associates and joint ventures accounted for using the equity method	30	924	1,076
Gain on sales and disposals of property, plant and equipment	24	(65)	(73)
Loss on sales and disposals of property, plant and equipment	24	66	69
(Increase) in trade and other receivables		(4,663)	(3,967)
Decrease (increase) in inventories		3,517	(1,652)
(Decrease) increase in trade and other payables		(701)	4,134
Non-cash changes in defined benefit liabilities		20	110
Others		33	(713)

Cash provided by operating activities:		9,372	16,665
Interest received		213	384
Dividend received		660	652
Interest paid		(14)	(19)
Income taxes paid		(6,086)	(3,421)

Net cash provided by operating activities		4,145	14,261

Cash flows from investing activities:
Acquisition of property, plant and equipment		(4,324)	(5,744)
Acquisition of intangible assets		(4,359)	(3,028)
Proceeds from sales of property, plant and equipment		224	181
Proceeds from sales of other financial assets	10	10,066	—
Purchase of investments in associates		(1,684)	(128)
Payments for loan receivables		(2,241)	(4,213)
Proceeds from loan receivables		5,430	57
Others		(397)	115

Net cash provided by (used in) investing activities		2,715	(12,760)

Cash flows from financing activities:
Cash dividends paid	20	(2,068)	(2,068)
Others		(95)	(56)

Net cash used in financing activities		(2,163)	(2,124)

Effect of exchange rates changes on cash and cash equivalents		(671)	1,019

Net increase in cash and cash equivalents		4,026	396
Cash and cash equivalents at the beginning of the year		48,348	52,374

Cash and cash equivalents at the end of the year	5	52,374	52,770

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Reporting entity

Alpine Electronics, Inc. (hereinafter referred to as the “Company”) is listed on the First Section of the Tokyo Stock Exchange. The ultimate parent of the Company is Alps Electric Co. Ltd. (“Alps Electric” or the “Parent”). The Company and its subsidiaries (collectively the “Group”) are engaged in manufacturing and sales of audio, information and communication products mainly for automobile sector. Principal manufacturing facilities are located in Japan, China, other Asian countries, Europe, and the U.S. The Company’s registered address is 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo 145-8501, Japan.

The Group’s consolidated financial statements for the year ended March 31, 2018 were authorized for issuance by the Company’s Representative Director and President, Nobuhiro Komeya, and Director, Toshinori Kobayashi, on July 10, 2018 and subsequent events had been considered up to that date. The Company and Alps Electric will integrate their businesses as resolved at their respective board of directors meetings held on July 27, 2017. The Company and Alps Electric entered into a share exchange agreement in which Alps Electric will acquire the Company non-controlling interest, and the Company will become a wholly owned subsidiary of Alps Electric. Under a memorandum of understanding, dated February 27, 2018, that amended the share exchange agreement, the Company and Alps Electric agreed to adopt an operating holding company structure. The share exchange is expected to take effect on January 1, 2019, subject to the approval of the extraordinary general meeting of shareholders of the Company expected to be held in November, 2018.

Additionally, the Company announced on September 27, 2018, that its board of directors proposed the payment of a special dividend of 100 yen per share of the Company’s common stock to shareholders of record on October 15, 2018. The special dividend is expected to be paid after the extraordinary general meeting of Alpine shareholders, and is subject to approval at the extraordinary general meeting of shareholders of the Company. The shareholder’s meeting will be asked to approve the special dividend along with the share exchange transaction with Alps Electric.

2.	Basis of preparation of the financial statements

(1) Applicable financial reporting framework

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the first time, for the year ended March 31, 2018, with a date of transition to IFRS from accounting principles generally accepted in Japan (“Japanese GAAP”) as of April 1, 2016. The effects of transition to IFRS on the financial position as of the date of transition and March 31, 2018, and the effects on the results of operations and cash flows for the year ended March 31, 2018 are described in Note 35 “First-time adoption of IFRS.” The Group has prepared these consolidated financial statements in accordance with IFRS for the purpose of filing with the Securities and Exchange Commission of the United States of America in connection with the above mentioned Business Integration.

(2) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the application of fair value measurements required or allowed by relevant accounting standards. Fair value measurement is explained below.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are input other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

•	Level 3 inputs are unobservable inputs for the asset or liability.

(3) Functional currency and presentation currency

The consolidated financial statements are presented in Japanese yen, which is the functional currency of the Company and the presentation currency of the Group. All amounts have been rounded to the nearest million yen, unless otherwise indicated.

(4) Significant accounting judgments, estimates and assumptions

In preparing these consolidated financial statements under IFRS, management has made certain judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the circumstances.

Although the estimates were made based on best information available at the date of authorization for issuance of these consolidated financial statements, any changes to estimates that may occur in the future would be reflected prospectively from that time, and the effect of the change would be recognized in the consolidated statements of profit or loss and comprehensive income for the period in which the estimates are revised and in any future periods.

Information about judgements, estimates and assumptions that have significant effects on the amounts recognized in the consolidated financial statements is as follows:

(a) Useful lives of property, plant and equipment, and intangible assets

Property, plant and equipment, except for land and construction in progress, are depreciated over the estimated useful lives that reflect the period in which the asset’s future economic benefits are expected to be consumed. Depreciation charges for the period may increase and the estimated useful lives may become shorter if a property, plant and equipment become obsolete or its original intended use is changed. The useful lives of property, plant and equipment are described in Note 3 (6) “Property, plant and equipment.”

(b) Impairment of non-financial assets including property, plant and equipment, and intangible assets

Calculations of recoverable amounts used in impairment tests are based on assumptions such as future cash flows, discount rates and long-term growth rates. These assumptions are based on the best estimates and judgments made by management. However, these assumptions may be affected by changes in future economic conditions, which may have a material impact on the consolidated financial statements in future periods. The recoverable amount of cash-generating unit (“CGU”) is further explained in Note 3 (9) “Impairment of property, plant and equipment and intangible assets.”

(c) Recoverability of deferred tax assets

In recognizing deferred tax assets, the Group estimates the timing and amount of future taxable income based on the Company’s business plans. Such estimates may be affected by future results of operations of the Company.

For more descriptions of accounting policies and other information in relation to deferred tax assets, see Note 3 (13) “Income taxes” and Note 26 “Income taxes.”

(d) Measurement of defined benefit obligations

The Group has retirement benefits plans including defined benefit plans. The present value of defined benefit obligations of each of these plans and the service costs are calculated based on actuarial assumptions, which require estimates and judgments on variables such as discount rates and mortality rates. The Group obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions including these variables, and determines the actuarial assumptions based on the best estimates and judgments made by management. However, there is possibility that these assumptions may be affected by changes in future economic conditions, or by the enactment or the amendment of related laws, which may have a material impact on the consolidated financial statements in future periods.

The actuarial assumptions for measurement of defined benefit obligations are more fully described in Note 16 “Employee benefits.”

(e) Measurement of financial assets without quoted prices in active markets

The Group has used valuation techniques that incorporate unobservable inputs in the market when assessing the fair value of unlisted shares. Unobservable inputs may be affected by changes in uncertain future economic conditions, which may bring about changes in fair value of the shares, and result in a material impact on the consolidated financial statements in future periods.

Valuation of financial assets is more fully described in Note 28 (7) “Fair value hierarchy of financial instruments.”

(5) Early Adoption of IFRS standards

IFRS 9 “Financial instruments”

The Group has elected to early adopt IFRS 9 “Financial Instruments.” Financial assets are classified as either measured at amortized cost, measured at fair value through other comprehensive income (“FVOCI”) or measured at fair value through profit or loss (“FVPL”). Financial liabilities are classified as either measured at amortized cost or FVPL. Impairment of financial assets is based on an expected credit loss (“ECL”) model. Although hedging provisions of IFRS 9 are applied, derivatives held by the Group as hedging instruments did not meet the criteria for hedge accounting, and therefore hedge accounting is not applied.

Details on the accounting policies for financial instruments are disclosed in Note 3 (10) “Financial Instruments.”

(6) Accounting standards issued but not yet adopted

At the date of authorization for issue of these consolidated financial statements, the following standards, have been issued by the IASB but were not yet adopted or had not been early adopted by the Group:

New or amended standards	Description of new standards / amendments	Mandatory application for annual periods beginning on or after:	To be adopted by the Group (From the year beginning)
IFRS 15 “Revenue from Contracts with Customers”	New accounting standard for revenue from contracts with customers	January 1, 2018	April 1, 2018
IFRS 16 “Leases”	New accounting standard for leases	January 1, 2019	April 1, 2019

IFRS 15 was issued in May 2014 and replaces IAS 18 “Revenue,” IAS 11 “Construction Contracts” and related interpretations that have been applied currently. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. An entity recognizes revenue in accordance with that core principle by applying the following steps:

Step 1:     Identify the contracts with a customer

Step 2:     Identify the performance obligations in the contract

Step 3:     Determine the transaction price

Step 4:     Allocate the transaction price to the performance obligations in the contract

Step 5:     Recognize revenue when or as the entity satisfies a performance obligation

The Group plans to apply the modified retrospective transitional method which is to record cumulative amount of the impact at the beginning balance of the retained earnings upon adoption.

As part of the Group’s assessment of IFRS 15, consideration was given to the impact of any variable consideration where transaction prices are subject to subsequent price adjustment, and revenue will be recognized only to the extent that it is highly probable that there will be no significant reversal of such revenue when the uncertainty or variable factor is subsequently resolved. The Group expects that the adoption of IFRS 15 will not have significant impact.

IFRS 16 was issued in January 2016 and specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset is of a low value. Under IFRS 16, lessors continue to classify leases as operating or finance leases, which is unchanged from IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. The Group expects to adopt the standard from the year beginning April 1, 2019. The Group is currently assessing the impact of adopting IFRS 16.

3.	Significant accounting policies

Significant accounting policies and measurement basis used by the Group in preparing these consolidated financial statements are as follows. These policies have been consistently applied to all the reporting periods presented.

(1) Basis of consolidation

(a) Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Group. Control is achieved when the Group has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The financial statements of the subsidiaries are consolidated into the consolidated financial statements of the Group from the date when the Group obtains control over a subsidiary until the date the Group loses control of the subsidiary. Additionally, the financial statements of subsidiaries are adjusted to conform to the accounting policies adopted by the Group, as necessary.

The Group treats transactions with non-controlling interests (“NCI”) that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in equity attributable to owners of the Company.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

When the Group ceases to have control over a subsidiary, any retained interest in the entity is remeasured to its fair value on the date when control is lost, with the change in the carrying amount recognized in profit or loss in its entirety.

(b) Associates and joint ventures

Associates are entities over which the Group has significant influence, but not control or joint control, over management decision-making in relation to their financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity.

Joint control is a contractual arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each party. Joint ventures are joint arrangements whereby the parties who have joint control of the arrangement have the rights to the net assets of the arrangement.

Investments in interests in associates and joint ventures are accounted for using the equity method. Under the equity method, investments in interests are initially recognized at cost, and adjusted for changes in the net assets of associates and joint ventures that arise after the date of the acquisition.

When the Group’s interest in an associate or a joint venture is reduced, but the investment continues to be classified as an associate or a joint venture respectively, the Group reclassifies to profit or loss the proportion of the related gain or loss that had previously been recognized in other comprehensive income (“OCI”) corresponding to that reduction in ownership interest. However, where the investment ceases to be classified as an associate or joint venture but is classified as a financial asset, the Group measures the retained interest at fair value in accordance with IFRS 9, and recognizes in profit or loss any difference between such fair value and the carrying amount at the date the equity method was discontinued.

The Group’s share of operating results of associates and joint ventures is adjusted to conform to the Group’s accounting policy and recognized as “Share of profit or loss of associates and joint ventures accounted for using the equity method” in the consolidated statements of profit or loss. Unrealized gains or losses on transactions are eliminated to the extent of the Group’s interest in the investee.

Impairment in respect of an equity-method investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

(2) Foreign currency transactions

(a) Foreign currency transactions

Foreign currency transactions are converted into the functional currency of each company using foreign currency exchange rates prevailing at the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of transaction. Foreign currency differences are generally recognized in profit or loss.

(b) Translation of foreign operations

The assets and liabilities of foreign operations, which use a functional currency other than Japanese yen are translated into Japanese yen at exchange rates at the reporting date. Income and expenses of foreign operations are translated into Japanese yen at exchange rates at the dates of the transactions, which are approximated using average exchange rates, unless the exchange rates fluctuate significantly.

Foreign currency differences are recognized in OCI and accumulated in the foreign currency translation reserve in other components of equity, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control or significant influence is lost, the cumulative amount in the foreign currency translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

(3) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and is considered to be the board of directors of the Company.

(4) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in value.

(5) Inventories

Inventories are valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs. The costs of inventories include direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, which are allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts.

(6) Property, plant and equipment

Property, plant and equipment are measured initially at cost and subsequently carried at the amount net of any accumulated depreciation and any accumulated impairment losses.

Costs incurred to enlarge, upgrade or improve the items which increase productivity, capacity or efficiency, or extend the useful lives of the assets are capitalized as an increase in the cost of the related asset, while repairs and maintenance expenses are charged to expense as incurred.

The depreciable amount is the cost of the asset less the estimated residual value. The Group depreciates its property, plant and equipment primarily using the straight-line method over the useful lives, as follows:

Years of useful lives
Buildings and structures	2 – 50
Machinery, equipment and vehicles	2 – 14
Tools, furniture and fixtures	1 – 20

The depreciation methods, useful lives and residual values are reviewed at the end of each reporting period, and any necessary changes are applied prospectively as a change in accounting estimate.

Gains or losses arising from the sales or disposals of an asset are determined as the difference between the carrying amount of the asset and its sales proceeds and recognized in “Other operating income” or “Other operating expenses” in the consolidated statements of profit or loss.

(7) Intangible assets

Intangible assets are measured initially at cost of acquisition or development. After initial recognition, intangible assets are carried at cost less accumulated amortizations and any accumulated impairment losses. Intangible assets acquired separately are measured at cost at initial recognition.

Intangible assets are amortized using the straight-line method over their estimated useful lives. Useful lives of major categories of intangible assets are as follows:

Years of useful lives
Software	3 – 5
Development costs	2 – 5

The amortization methods, useful lives and residual values are reviewed at the end of each reporting period, and if there are any changes necessary, those changes are applied prospectively as a change in accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.

(8) Leases

The determination of whether an arrangement is a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Lessee

The Group leases property, plant and equipment as a lessee. The determination of whether an agreement contains a lease is based on the examination of the economic nature of the transactions regardless of the form of the lease.

Among the lease transactions, those that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases, and leases other than finance leases are classified as operating leases.

For finance leases, leased assets (presented in the respective accounts of “Property, plant and equipment”) and lease obligations (presented in “Other financial liabilities (current)” and “Other financial liabilities (non-current))” are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments.

For operating leases, lease payments are recognized as an expense on a straight-line basis over the lease term.

(9) Impairment of property, plant and equipment and intangible assets

The Company assesses at the end of each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, the Company recognizes impairment losses when its carrying amount exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the higher of fair value less costs of disposal and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset or CGU. When it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of CGU to which the asset belongs is estimated.

When the carrying amount of CGU exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized in profit or loss. An impairment loss for CGU is allocated to the assets on the basis of the relative carrying amount of each asset in the unit.

The Group determines at the end of each reporting period whether there is any indication that an impairment loss recognized in prior years has decreased or extinguished. An impairment loss is reversed when there is an indication that there has been a change in the estimates used to determine an asset’s recoverable amount. When an impairment loss recognized is reversed, carrying amount of the asset is increased to its updated estimated recoverable amount. A reversal of an impairment loss is recognized, to the extent the increased carrying amount does not exceed the lower of the recoverable amount or the carrying amount (net of depreciation and amortization) that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized as “other operating income.”

(10) Financial instruments

The Group applies the requirements for financial instruments under IFRS 9 “Financial Instruments” issued in July 2014.

(a) Recognition and derecognition

The Group initially recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

The Group directly writes off the gross carrying amount of financial assets that are legally discharged (by court or relevant law) or where the Group has no reasonable expectations of recovering a financial asset in question in its entirety or a portion.

(b) Offsetting

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legally enforceable right to offset the amounts and intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(c) Classification and measurement—financial assets

Financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVPL”).

A regular way purchase or sale of financial assets is recognized and derecognized, as applicable, using transaction date accounting or settlement date accounting. The Group applies the following dates to account for each classification of financial asset:

• Financial assets at amortized cost	Settlement date accounting
• Financial assets at FVOCI	Transaction date accounting
• Financial assets at FVPL	Transaction date accounting

(i) Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method. The impairment requirements discussed below are also applied.

(ii) Financial assets at FVOCI

A financial asset is measured at FVOCI if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(iii) Financial assets at FVPL

A financial asset that is not measured at amortized cost or FVOCI is classified as measured at FVPL. It can also be designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. A gain or loss on a financial asset that is measured at FVPL is recognized in profit or loss.

The Group may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at FVPL to present subsequent changes in fair value in other comprehensive income.

(iv) Investments in equity instruments designated at FVOCI

After initial recognition, investments in equity instruments not held for trading that are designated as measured at FVOCI should be measured at fair value, with no deduction for sale or disposal costs. With the exception of dividends received, the associated gains and losses (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently reclassified to profit or loss.

(d) Classification and measurement—financial liabilities

Financial liabilities are classified either as subsequently measured at FVPL or at amortized cost. Financial liabilities are classified as at FVPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. These liabilities are measured at fair value and changes therein, including any interest expense, are recognized in profit or loss.

Financial liabilities at amortized cost are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

(e) Impairment

Impairment is based on an expected credit loss (“ECL”) model. The Group applies a three-stage approach to measuring ECL on debt instruments accounted for at amortized cost and FVOCI. Assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL

For exposure on debt instruments where there has not been a significant increase in credit risk since initial recognition and that were not credit-impaired upon origination, the portion of the lifetime ECL associated with the probability of default events occurring within the next 12 months is recognized.

Stage 2: Lifetime ECL—not credit-impaired

For credit exposure on debt instruments where there has been a significant increase in credit risk since initial recognition but that are not credit-impaired, a lifetime ECL is recognized.

Stage 3: Lifetime ECL—credit-impaired

Financial assets are assessed as credit impaired when one or more events that have detrimental impact on the estimated future cash flows of that asset have occurred. For financial assets that have become credit-impaired, a lifetime ECL is recognized and interest income is calculated applying the effective interest rate to the amortized cost (net of provision) rather than the gross carrying amount.

At each reporting date, the Group assesses whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. The indicators used by the Group to assess whether there is any objective evidence of impairment include: significant financial difficulties of the issuer or the borrower; breach of contract, such as default or past due event in interest or principal payment, or; probable event that borrower will enter bankruptcy or financial reorganization.

If, in a subsequent period, credit quality improves and reverses any previously assessed significant increase in credit risk since origination, then the provision for doubtful debts reverts from lifetime ECL to 12-month ECL.

The Group applies the simplified approach for all trade receivables, instead of the three-stages above. Under this approach, the Group does not track changes in credit risk, but instead recognizes loss allowances based on lifetime ECL upon origination and at each reporting date.

(f) Derivatives and hedge accounting

In order to hedge foreign currency risks, the Group utilizes derivative transactions including foreign exchange forward contracts. At the initiation of a transaction, the Group documents the relationship between the hedging instrument and the hedged item, along with the risk management objective and strategy for undertaking the hedge transaction. Additionally, at the inception of the hedge and on an ongoing basis, the Group assesses whether the derivative designated as hedging instrument meets the criteria for hedge accounting in offsetting changes in cash flows of the hedged item.

Derivatives are initially recognized at fair value. For derivatives which do not meet the criteria for hedge accounting, subsequent changes in fair value are recognized in profit or loss. For derivatives which meet the criteria for hedge accounting, changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. However, the ineffective portion of changes in the fair value of hedging derivatives is recognized in profit or loss.

Amounts accumulated in other comprehensive income are reclassified to profit or loss in the period when the hedged item affects profit or loss. However, when the hedged forecast transaction subsequently results in the recognition of a non-financial asset or liability, the amounts accumulated in other comprehensive income are included in the measurement of the asset or liability.

Furthermore, hedge accounting is discontinued prospectively when cash flow hedges no longer meet the criteria for hedge accounting, or when the hedging instrument expires or is sold, terminated or exercised.

(11) Provisions and contingencies

The consolidated financial statements include all provisions for which it is considered more likely than not that the corresponding obligation will have to be settled.

Provisions are measured at the present value of the best estimate of the amount required to settle the obligation or transfer it, taking into account the information available on the event and its consequences. Adjustments arising from the discounting of the provision are recognized as finance costs when accrued.

Any items of contingent liabilities that may have a material impact on business in the future are disclosed in light of all available evidence at the end of the reporting period and by taking into account the probability of these contingencies and their impact on financial reporting.

(12) Employee benefits

(a) Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(b) Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided.

(c) Defined benefit plans

The Group’s net obligation related to defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations are performed annually by qualified actuaries using the projected unit credit method.

Remeasurements of defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense on defined benefit liabilities for the period by applying discount rate used to measure the defined benefit obligations at the beginning of the annual period to the then defined benefit liabilities, taking into account any changes in defined benefit liabilities during the period as a result of contributions and benefit payments. Net interest expense and other operating expenses related to defined benefit plans are recognized in profit or loss.

Actuarial gains and losses arising from the defined benefit plan are recognized immediately in other comprehensive income and directly reclassified to retained earnings from other components of equity.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(13) Income taxes

Income tax expense comprises of current and deferred taxes, and it is recognized in profit or loss except for taxes arising from business combinations and transactions which are recognized directly in equity or in other comprehensive income.

(a) Current tax

Current tax comprises of expected taxes payable or receivable on the taxable income or loss for the year and any adjustment to the taxes payable or receivable in respect of the previous years. The amount of current taxes payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any taxes arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and;

•

Temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Future taxable profits are estimated based on business plans for the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized. Such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset only if certain criteria are met.

(14) Equity

(a) Ordinary shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of any related taxes.

(b) Repurchase and sale of ordinary shares (treasury shares)

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity and presented as treasury shares. When treasury shares are sold subsequently, the consideration received is recognized as an increase in equity and the difference between the consideration received and the carrying amount is recognized in capital surplus.

(15) Dividends

Dividends to shareholders of the Company are recognized as a liability when such dividends are approved by the shareholders on or before the end of the reporting period but not yet distributed at the end of the reporting period.

(16) Revenue recognition

(a) Sale of goods

Revenue consists of sales of goods in the normal course of business, and is measured at the fair value of the consideration received or receivable. Sales are recognized when significant risks and rewards of ownership are transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management or involvement with the goods, and the amount of revenue can be measured reliably.

Revenue is measured net of returns, trade discounts, volume rebates and sales taxes.

The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement. In most cases, the transfer occurs primarily upon the customer’s acceptance of the goods.

(b) Rendering of services

Revenue relating to software update services of in-car navigation products, which are separable from sale of such products, is recognized by reference to the stage of completion as the outcome of such service transactions can be reliably estimated. Revenue is measured at the fair value of the consideration received or receivable.

(17) Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to the grants and that the grants will be received.

Government grants associated with an expense are recognized as “Other operating income” in the consolidated statements of profit or loss in the same accounting period when the expense is incurred. Government grants for purchase of assets are recognized as “Other current and non-current liabilities” in the consolidated statements of financial position and amortized to profit or loss on a straight-line basis over the useful lives of the related assets.

The Group has been awarded government grants mainly from the Ministry of Economy, Trade and Industry of Japan and Fukushima Prefecture of Japan to subsidize the costs of purchases of equipment and investing in the development of Fukushima Prefecture.

(18) Share-based payments

The Group has granted equity-settled share options to directors. The fair value of share options at the grant date is recognized as expenses over the vesting period from the grant date, with a corresponding increase in equity. The share options vest conditionally on continued employment and are awarded upon approval by the Board of Directors.

4.	Segment information

(1) Reportable segments

Operating segments are defined as the components of the Group for which separate financial information is available that is evaluated regularly by the chief operating decision maker in making resource allocation decisions and in assessing performance. The Group is composed of segments determined by products and services and implements business activities based on its comprehensive strategies. The reportable segments are classified by products and services taking into account the commonality of the types of products and markets.

The Company has two operating segments, namely, “Audio products,” and “Information and Communication products,” which are also the Company’s reportable segments as no operating segments have been aggregated to form reportable segments.

Reportable segments	Operations
Audio products	Development, manufacturing and marketing of a variety of audio products, including speakers, amplifiers and sound processors mainly for the automotive sector.
Information and Communication products	Development, manufacturing, and marketing of information and communication products, including road navigation systems and displays mainly for the automotive sector.

The chief operating decision maker primarily evaluates segment performance based on figures as reported under Japanese GAAP as such information is most relevant in evaluating the results of the respective segments relative to entities that operate in the same industries.

The reconciliations of reportable segment information, which is prepared under Japanese GAAP figures, to consolidated amounts under IFRS were as follows:

As of April 1, 2016

						(Millions of yen)
	Reportable segments			Adjustments*[1]	Consolidated under Japanese GAAP	IFRS adjustments*[2]	Consolidated under IFRS
	Audio products	Information and communication products	Total
Segment assets	29,437	153,891	183,328	21,855	205,183	30,680	235,863

As of and for the year ended March 31, 2017

						(Millions of yen)
	Reportable segments			Adjustments*[1]	Consolidated under Japanese GAAP	IFRS adjustments	Consolidated under IFRS
	Audio products	Information and communication products	Total
Revenue
External	45,974	201,778	247,752	—	247,752	(4,269)	243,483
Inter-segment	757	162	919	(919)	—	—	—

Total	46,731	201,940	248,671	(919)	247,752	(4,269)	243,483
Segment profit*[3]	2,475	8,234	10,709	(5,097)	5,612	(992)	4,620
Reconciling items
Finance income							979
Finance costs							(699)

Profit for the year before income tax under IFRS							4,900

Other items
-Depreciation and amortization	1,547	4,851	6,398	21	6,419	(122)	6,297
-Capital expenditures	1,537	6,436	7,973	6	7,979	759	8,738

Segment assets	28,666	148,580	177,246	24,612	201,858	24,489	226,347

As of and for the year ended March 31, 2018

	(Millions of yen)

	Reportable segments			Adjustments*[1]	Consolidated under Japanese GAAP	IFRS adjustments*[2]	Consolidated under IFRS
	Audio products	Information and communication products	Total
Revenue
External	54,017	221,265	275,282	—	275,282	(6,707)	268,575
Inter-segment	764	185	949	(949)	—	—	—

Total	54,781	221,450	276,231	(949)	275,282	(6,707)	268,575
Segment profit*[3]	2,136	17,348	19,484	(5,735)	13,749	(3,222)	10,527
Reconciling items
Finance income							973
Finance costs							(207)

Profit for the year before income tax under IFRS							11,293

Other items
-Depreciation and amortization	1,741	5,275	7,016	18	7,034	9	7,043
-Capital expenditures	1,447	7,148	8,595	15	8,610	61	8,671
Segment assets	27,544	166,454	193,998	25,625	219,623	14,329	233,952

*1	Adjustments consist of the following:
1.	Adjustments for segment profit are mainly on selling, general and administrative expenses and corporate expenses that do not belong to any reportable segment.
2.	Adjustments for segment assets are mainly on assets of administrative departments that do not belong to any reportable segment.
3.	Adjustments for depreciation and amortization are mainly on depreciation of facilities of administrative departments that do not belong to any reportable segment.
4.	Adjustments for capital expenditures are mainly on capital expenditures for administrative departments that do not belong to any reportable segment.
*2	IFRS adjustments are described in Note 35 “First-time adoption of IFRS.”
*3	“Segment profit” corresponds to operating profit in the consolidated statements of profit or loss.

(2) Information by products and services

The categories of major products and services correspond to the reportable segments. For detailed information, please refer to revenue, segment profit, other items and segment assets in (1) “Reportable segments” above.

(3) Geographic information of revenue from external customers

Revenue from customers by country for the years ended March 31, 2017 and March 31, 2018 was as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
United States	79,712	77,885
Germany	50,212	56,507
China	25,383	46,144
Japan	30,583	31,885
Others	57,593	56,154

Total	243,483	268,575

Revenue is attributed based on the customers’ locations.

(4) Geographic information of non-current assets

Non-current assets, excluding associates and joint ventures accounted for using the equity method, financial assets and deferred tax assets, by country were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Japan	18,506	21,315	22,429
China	6,172	5,258	5,341
Hungary	3,228	3,215	4,562
Others	3,871	4,101	4,067

Total	31,777	33,889	36,399

Non-current assets are based on the location of each company within the Group that holds the non-current assets.

(5) Information about major customers

Major customers for which sales exceed 10% of the Group’s total revenue were as follows:

For the year ended March 31, 2018

		(Millions of yen)
Name of customer	Related segment	Revenue from customer
BMW AG	Information and Communication products	32,410

There was no customer for which sales exceeded 10% of the Group’s total revenue for the year ended March 31, 2017.

5.	Cash and cash equivalents

Cash and cash equivalents represent the Group’s cash held in financial institutions as well as cash on hand.

6.	Trade and other receivables

The components of trade and other receivables as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Trade receivables	36,089	38,959	43,983
Other receivables	1,007	862	1,619
Loss allowances	(238)	(119)	(241)

Total	36,858	39,702	45,361

7.	Inventories

The components of inventories as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Raw materials	7,857	6,075	7,654
Work in progress	3,490	3,042	3,758
Finished goods	20,963	18,297	18,487
Supplies	205	338	222

Total	32,515	27,752	30,121

The amounts of inventories recognized as expenses and included in “Cost of goods sold” were 201,064 million yen and 213,803 million yen for the years ended March 31, 2017 and March 31, 2018, respectively. In addition, the amounts of write-down of inventories recognized as expenses and included in “Cost of goods sold” were 1,160 million yen and 2,154 million yen for the years ended March 31, 2017 and March 31, 2018, respectively.

8.	Property, plant and equipment

A reconciliation of the carrying amounts of property, plant and equipment for the years ended March 31, 2017 and March 31, 2018 was as follows:

Cost
						(Millions of yen)

	Land	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2016	6,118	23,761	20,986	52,755	797	104,417
Additions	20	67	1,011	2,087	1,276	4,461
Disposals and sales	(83)	(263)	(1,139)	(3,011)	(40)	(4,536)
Currency exchange differences	(71)	(415)	(739)	(646)	(36)	(1,907)
Reclassification	—	41	325	831	(1,127)	70

Balance as of March 31, 2017	5,984	23,191	20,444	52,016	870	102,505
Additions	—	292	1,014	2,524	2,235	6,065
Disposals and sales	(38)	(83)	(1,069)	(1,796)	—	(2,986)
Currency exchange differences	4	296	269	551	70	1,190
Reclassification	192	159	658	1,221	(1,943)	287

Balance as of March 31, 2018	6,142	23,855	21,316	54,516	1,232	107,061

Accumulated depreciation and impairment losses

						(Millions of yen)

	Land	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2016	—	16,161	15,723	46,632	—	78,516
Depreciation	—	679	1,490	3,215	—	5,384
Disposals and sales	—	(206)	(1,083)	(2,930)	—	(4,219)
Currency exchange differences	—	(199)	(572)	(489)	—	(1,260)
Others	—	—	(42)	(15)	—	(57)

Balance as of March 31, 2017	—	16,435	15,516	46,413	—	78,364
Depreciation	—	624	1,466	3,163	—	5,253
Impairment losses	261	38	—	—	—	299
Disposals and sales	—	(65)	(908)	(1,725)	—	(2,698)
Currency exchange differences	—	127	208	439	—	774
Others	—	87	(37)	109	—	159

Balance as of March 31, 2018	261	17,246	16,245	48,399	—	82,151

Carrying amounts

						(Millions of yen)

	Land	Buildings and structures	Machinery, equipment and vehicles	Tools, furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2016	6,118	7,600	5,263	6,123	797	25,901
Balance as of March 31, 2017	5,984	6,756	4,928	5,603	870	24,141
Balance as of March 31, 2018	5,881	6,609	5,071	6,117	1,232	24,910

Impairment losses were recognized primarily for the land and buildings of a subsidiary, for which carrying amount was reduced to the recoverable amount.

Depreciation of property, plant and equipment is included in “Cost of goods sold” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss. See Note 23 “Compensation and employee benefit expenses, depreciation and amortization” for more information.

9.	Intangible assets

A reconciliation of the carrying amounts of intangible assets for the years ended March 31, 2017 and March 31, 2018 was as follows:

Cost

	(Millions of yen)
	Software	Development costs	Construction in progress - software	Others	Total
Balance as of April 1, 2016	20,472	618	379	1,372	22,841
Purchases	167	—	405	53	625
Internal development	—	3,652	—	—	3,652
Disposals and sales	(48)	—	—	—	(48)
Currency exchange differences	(127)	—	(1)	(32)	(160)
Reclassification	753	—	(586)	(328)	(161)

Balance as of March 31, 2017	21,217	4,270	197	1,065	26,749
Purchases	632	—	252	156	1,040
Internal development	—	1,566	—	—	1,566
Disposals and sales	(936)	—	—	(244)	(1,180)
Currency exchange differences	32	—	2	10	44
Reclassification	692	(37)	(316)	2	341

Balance as of March 31, 2018	21,637	5,799	135	989	28,560

Accumulated amortization and impairment losses

	(Millions of yen)

	Software	Development costs	Construction in progress – software	Others	Total
Balance as of April 1, 2016	18,642	—	—	325	18,967
Amortization	713	5	—	195	913
Disposals and sales	(44)	—	—	—	(44)
Currency exchange differences	(87)	—	—	(4)	(91)
Others	81	—	—	—	81

Balance as of March 31, 2017	19,305	5	—	516	19,826
Amortization	798	753	—	239	1,790
Disposals and sales	(936)	—	—	(244)	(1,180)
Currency exchange differences	(9)	—	—	10	1
Others	128	—	—	5	133

Balance as of March 31, 2018	19,286	758	—	526	20,570

Carrying Amounts

	(Millions of yen)

	Software	Development costs	Construction in progress – software	Others	Total
Balance as of April 1, 2016	1,830	618	379	1,047	3,874
Balance as of March 31, 2017	1,912	4,265	197	549	6,923
Balance as of March 31, 2018	2,351	5,041	135	463	7,990

The capitalized development costs primarily include material costs and personnel expenses relating to engineering, design and development.

Amortization of intangible assets is included in “Cost of goods sold” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss. See Note 23 “Compensation and employee benefit expenses, depreciation and amortization” for more information.

10.	Other financial assets

(1) Other financial assets

The components of other financial assets as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current:
Financial assets measured at amortized cost:
Loan receivables	5,632	2,344	6,523
Time deposits with original maturities of over three months	—	—	30
Financial assets measured at fair value through profit or loss:
Derivative assets	82	—	88

Total	5,714	2,344	6,641

Non-current:
Financial assets measured at amortized cost:
Loan receivables	601	594	601
Delinquent receivables	—	—	2
Loss allowances	(7)	(6)	(7)
Financial assets measured at fair value through other comprehensive income:
Equity securities	68,617	58,260	51,361

Total	69,211	58,848	51,957

Loan receivables are included in Note 33 “Related party transactions and balances.”

The amounts of other financial assets on the consolidated statements of financial position are presented net of loss allowances.

(2) Financial assets measured at fair value through other comprehensive income

The fair values of major financial assets measured at fair value through other comprehensive income which are all “Equity securities” within “Other financial assets” above , as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

Investees	Fair value hierarchy*	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Neusoft Corporation	Level 1	42,285	31,044	24,208
Honda Motor Co., Ltd.	Level 1	11,110	12,064	13,176
Dalian Neusoft Holdings Co., Ltd.	Level 3	10,034	8,941	9,286

*	Fair value hierarchy is explained in Note 2 (2) “Basis of measurement” and Note 28 (7) “Fair value hierarchy of financial instruments.”

Equity securities are held mainly for the purpose of strengthening business relationships and product development with the investees, and not for the purpose of obtaining gains through short-term trading. Accordingly, they are designated as financial assets measured at fair value through other comprehensive income.

The amounts of dividend income from financial assets measured at fair value through other comprehensive income held as of March 31, 2017 and March 31, 2018 that were recognized during the years ended March 31, 2017 and March 31, 2018 were 645 million yen and 662 million yen, respectively.

(3) Derecognition of financial assets measured at fair value through other comprehensive income

The Group reconsiders business relationships with the investees and as a result, financial assets measured at fair value through other comprehensive income are sold for efficient and effective utilization of assets held.

Financial assets measured at fair value through other comprehensive income which were disposed of during the years ended March 31, 2017 and March 31, 2018 were as follows:

(Millions of yen)

For the year ended March 31, 2017			For the year ended March 31, 2018
Fair value as of the date of sale	Accumulated losses recognized in equity as other components of equity*	Dividend income	Fair value as of the date of sale	Accumulated gains or losses recognized in equity as other components of equity	Dividend income
10,066	1,152	48	—	—	—

*

Accumulated gains or losses recognized in equity as other components of equity are reclassified to retained earnings when financial assets measured at fair value through other comprehensive income are sold.

11. Other current and non-current assets

The components of other current and non-current assets as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current:
Prepaid expenses	1,001	883	880
Consumption taxes receivable	773	537	553
Others	1,436	1,114	1,552

Total	3,210	2,534	2,985

Non-current:
Prepaid expenses	1,610	2,449	3,308
Others	392	376	191

Total	2,002	2,825	3,499

Prepaid expenses consist of upfront payments associated with services such as technical support and maintenance.

12.	Trade and other payables

The components of trade and other payables as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Trade payables	27,055	23,773	26,576
Accrued expenses	8,395	8,824	10,513
Other payables	1,444	924	1,278
Other payables - equipment	362	421	589

Total	37,256	33,942	38,956

Accrued expenses mainly consist of accrued royalty fees relating to know-how and employee payroll related accruals. Other payables mainly consist of subcontracting expenses and system support fees.

13.	Leases

Operating leases as lessee

The Group has operating leases mainly relating to office spaces, warehouses and vehicles.

As of April 1, 2016, March 31, 2017 and March 31, 2018, the total minimum lease payments under non-cancelable operating leases were as follows:

			(Millions of yen)
	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Within 1 year	543	528	496
Over 1 year but not longer than 5 years	729	708	439
Over 5 years	41	53	1

Total	1,313	1,289	936

The amounts recognized as operating lease expenses in the consolidated statements of profit or loss during the years ended March 31, 2017 and March 31, 2018 were 1,430 million yen and 1,314 million yen, respectively. Operating lease expenses are included in “Cost of goods sold” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

14.	Other financial liabilities

The components of other financial liabilities as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current:
Financial liabilities measured at amortized cost:
Deposits received	302	287	272
Finance lease obligations	53	62	65
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	5	35	2

Total	360	384	339

Non-current:
Financial liabilities measured at amortized cost:
Deposits received	206	201	190
Finance lease obligations	75	58	69

Total	281	259	259

15.	Provisions

The components and changes in the carrying amounts of provisions for the years ended March 31, 2017 and March 31, 2018 were as follows:

As of April 1, 2016

			(Millions of yen)

	Product warranty	Others	Total
Current	5,274	—	5,274
Non-current	—	45	45

Total	5,274	45	5,319

For the year ended March 31, 2017

			(Millions of yen)

	Product warranty	Others	Total
Balance as of beginning of year	5,274	45	5,319
Additions	1,908	97	2,005
Utilization	(2,078)	—	(2,078)
Interest costs accrued on discounted value	—	0	0
Reversals	(226)	—	(226)
Currency exchange differences	(191)	(1)	(192)

Balance as of end of year	4,687	141	4,828

Current	4,687	98	4,785
Non-current	—	43	43

Total	4,687	141	4,828

For the year ended March 31, 2018

			(Millions of yen)

	Product warranty	Others	Total
Balance as of beginning of year	4,687	141	4,828
Additions	2,144	—	2,144
Utilization	(1,336)	—	(1,336)
Interest costs accrued on discounted value	—	0	0
Reversals	(137)	—	(137)
Currency exchange differences	71	12	83

Balance as of end of year	5,429	153	5,582

Current	5,429	146	5,575
Non-current	—	7	7

Total	5,429	153	5,582

Product warranties are provided to customers against defects in consumer products. Product warranty related costs are estimated at the time revenue is recognized and are included in “Selling, general and administrative expenses” in the consolidated statements of profit or loss. Product warranty provisions are estimated primarily based on historical experience and measured at the amounts expected to be incurred in the future to replace or repair the defective products sold. These expenditures are required to be settled based on customer request and are frequently paid over several years.

16.	Employee benefits

The Group has mainly defined benefit pension plans, which are hereinafter referred to as “defined benefit plans” and defined contribution pension plans, for which the amount of benefits or contribution is calculated based on the level of position, service years, and other factors. Each entity in the Group shares risks under the appropriate policy.

These plans are administrated by the Group in accordance with statutory requirements. The Group is required by law to act in the best interests of the plan participants, and is responsible for managing the plan assets in accordance with the designated policies.

The Company participates in the pension fund managed by Alps Electric Group and is obligated to make contributions to the pension fund of an amount stipulated by the fund administrator. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations. For detailed information about the pension fund of Alps Electric Group, see Note 17 “Employee benefits” to Alps Electric’s audited consolidated financial statements.

(1) Defined benefit plans

The Group is exposed to various risks related to defined benefit plans. The Group is not exposed to any significant concentration risks related to plan assets. Major risks are as follows:

•	Plan asset volatility: Investments in equity instruments are exposed to market price fluctuation risk.

•	Change in interest rate on bonds: Decrease in bond market yields will increase net defined benefit liability.

(a) Changes in defined benefit obligations

The changes in defined benefit obligations for the years ended March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Defined benefit obligations at beginning of the year	14,719	14,678
Current service cost	606	649
Interest cost	72	83
Remeasurements:
Change in demographic assumptions	22	(2)
Change in financial assumptions	(137)	116
Experience adjustments*	122	199
Benefit payments	(754)	(713)
Others	28	13

Defined benefit obligations at end of the year	14,678	15,023

*	Experience adjustments represent the impact on the liabilities of differences between actual experiences during the year compared with the previous actuarial assumptions.

The weighted average durations of the defined benefit obligations were 10.9 years, 10.6 years and 10.3 years as of April 1, 2016, March 31, 2017 and March 31, 2018, respectively.

(b) Changes in plan assets

The changes in the carrying amounts of plan assets for the years ended March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Plan assets at beginning of the year	9,929	10,214
Interest income	50	76
Remeasurements	337	1,174
Employer contributions	424	442
Benefit payments	(578)	(645)
Others	52	32

Plan assets at end of the year	10,214	11,293

The estimated contributions to plan assets in the year ending March 31, 2019 are 451 million yen.

(c) Reconciliation of defined benefit obligations and plan assets

The amounts recognized in the consolidated statements of financial position are reconciled to the obligations and assets of defined benefit plans and unfunded lump-sum retirement benefit plans as of April 1, 2016, March 31, 2017 and March 31, 2018 as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Defined benefit obligations	14,719	14,678	15,023
Plan assets	(9,929)	(10,214)	(11,293)

Net defined benefit liabilities	4,790	4,464	3,730

An allowance for directors’ retirement benefits is also included separately in defined benefit liabilities in the consolidated statements of financial position. The amounts of allowance for directors’ retirement benefits were 55 million yen, 71 million yen and 53 million yen as of April 1, 2016, March 31, 2017 and March 31, 2018, respectively.

(d) Major categories of plan assets

The Group’s investment policies for pension plan assets are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in pooled funds (unquoted trust funds), using target asset allocations, consistent with accepted tolerance for risks. The Group sets target asset allocations for each asset category with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted whenever there are significant changes in the investment environment of plan assets.

Major categories of plan assets as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

								(Millions of yen)

	As of April 1, 2016			As of March 31, 2017			As of March 31, 2018
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Assets held through unquoted trust funds
Equities-domestic	—	1,117	1,117	—	2,588	2,588	—	3,564	3,564
-foreign	—	490	490	—	564	564	—	953	953
Debt instruments -domestic	—	171	171	—	696	696	—	700	700
-foreign	—	2,436	2,436	—	2,346	2,346	—	2,339	2,339
Other alternative funds and investments	—	2,582	2,582	—	2,506	2,506	—	1,828	1,828
Cash and cash equivalents	—	1,880	1,880	—	228	228	—	1,265	1,265
Assets held directly by the plan
Cash and cash equivalents	0	—	0	0	—	0	0	—	0
Group annuity insurance	—	1,253	1,253	—	1,286	1,286	—	644	644

Total	0	9,929	9,929	0	10,214	10,214	0	11,293	11,293

Assets held through unquoted trust funds are predominately quoted assets, however the trust funds themselves are unquoted hence they have been classified as unquoted investments in the table above.

(e) Actuarial assumptions

The significant actuarial assumptions as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Discount rate (%)	0.35-0.53	0.41-0.61	0.38-0.54
Expected remaining life expectancy of those who are currently 60 years old (years)
Male	23.6	23.6	23.6
Female	29.3	29.3	29.3

(f) Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant significant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts as of April 1, 2016, March 31, 2017 and March 31, 2018 shown below. This analysis is based on provisional calculations, and thus actual results may differ from the analysis.

		(Millions of yen)
	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Discount rate
0.5% decrease	710	678	777
0.5% increase	(651)	(624)	(714)
Mortality
Increase in life expectancy by 1 year	92	87	90

(2) Defined contribution pension plans

The amounts of contributions paid or payable by the Group to the defined contribution plans were 327 million yen and 344 million yen for the years ended March 31, 2017 and March 31, 2018, respectively.

17.	Other current and non-current liabilities

The components of other current and non-current liabilities as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current:
Accrued employees bonuses	2,009	2,193	2,625
Advances received from customers	1,546	1,435	2,168
Accrued vacations	1,080	1,125	1,423
Deferred revenue	754	1,037	1,360
Deferred government subsidy income	188	149	122
Consumption tax payable	240	61	125
Others	2,252	1,784	1,450

Total	8,069	7,784	9,273

Non-current:
Deferred revenue	1,311	1,883	2,002
Deferred government subsidy income	1,193	986	896
Accrued sabbatical vacations	217	243	271
Others	410	354	252

Total	3,131	3,466	3,421

Deferred revenue is related to the software update services sold with the in-car navigation products.

18.	Equity

(1) Share capital and capital surplus

The total number of shares authorized as of April 1, 2016, March 31, 2017 and March 31, 2018 was 160,000,000 shares. The total number of shares issued as of April 1, 2016, March 31, 2017 and March 31, 2018 was 69,784,501 shares. Shares issued by the Company are ordinary shares with no par value and have been fully paid.

Capital surplus consists mainly of the capital reserve and is derived from equity transactions. The Companies Act of Japan (“the Companies Act”) requires that not less than 50% of the paid-in amount or proceeds of issuance of shares must be held as share capital, and that the remaining amount must be held as capital reserves. Capital reserves may be transferred to share capital upon approval of the General Meeting of Shareholders.

(2) Treasury shares

When the Company acquires treasury shares, the consideration paid is recognized as a deduction from equity. When the Company sells treasury shares, the consideration received is recognized as an increase in equity.

The movements in treasury shares for the years ended March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Balance at the beginning of the year	1,408	1,402
Acquisitions during the year	—	1
Disposals during the year	(6)	(26)

Balance at the end of the year	1,402	1,377

The numbers of treasury shares as of April 1, 2016, March 31, 2017 and March 31, 2018 were 851 thousand, 847 thousand and 832 thousand shares, respectively.

(3) Retained earnings

The Companies Act provides that 10% of a dividend from retained earnings shall be appropriated as capital surplus or as a legal earnings reserve until the aggregate amount of capital surplus and the legal earnings reserve reaches 25% of common shares. Legal reserve is included in retained earnings in the accompanying consolidated statements of financial position. The legal reserve and capital surplus may be used to eliminate or reduce a deficit by a resolution of the Company’s shareholders’ meeting.

19.	Share-based payments

The Company granted incentives to its directors in the form equity-settled share options with nominal exercise prices during the years ended March 31, 2017 and March 31, 2018, respectively. Annually, the Board of Directors determines which directors are eligible, and they are granted the allowed number of share options on condition that they render services over the vesting period of, in principle, six months.

The movements in number of the outstanding share options for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Number of options)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Outstanding at the beginning of the year	34,000	65,800
Granted	35,600	21,500
Exercised	(3,800)	(15,400)

Outstanding at the end of the year	65,800	71,900

Exercisable at the end of the year	65,800	71,900

The fair value of the respective share options at the grant date were approximately the same as the fair value of the Company’s shares.

Share options granted are accounted for as share-based payments transactions. Expenses recorded in the consolidated statements of profit or loss from share-based payment transactions were 34 million yen both for the years ended March 31, 2017 and March 31, 2018.

20.	Dividends

The following dividends were declared and paid by the Company for the years ended March 31, 2017 and March 31, 2018.

For the year ended March 31, 2017

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 22, 2016	Ordinary	1,034	15	March 31, 2016	June 23, 2016
Board of directors meeting on October 28, 2016	Ordinary	1,034	15	September 30, 2016	November 30, 2016

For the year ended March 31, 2018

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 22, 2017	Ordinary	1,034	15	March 31, 2017	June 23, 2017
Board of directors meeting on October 30, 2017	Ordinary	1,034	15	September 30, 2017	November 30, 2017

Dividends becoming effective in the next fiscal year are as follows:

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (Yen)	Dividend record date	Effective date
Shareholders’ meeting on June 21, 2018	Ordinary	1,034	15	March 31, 2018	June 22, 2018

21.	Revenue

The components of revenue for the years ended March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Sales of goods	242,066	266,419
Rendering of services	1,417	2,156

Total	243,483	268,575

22.	Selling, general and administrative expenses

The components of selling, general and administrative expenses for the years ended March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Compensation and employee benefit	14,608	16,106
Support, maintenance and other service fees	6,517	8,031
Advertisement and promotion expenses	2,378	2,672
Shipping and handling costs	2,138	2,480
Depreciation and amortization	1,354	1,400
Operating lease expenses	1,123	1,139
Others	7,584	9,395

Total	35,702	41,223

Others primarily consists of miscellaneous expenses such as travel expenses, after service expenses and research expenses.

23.	Compensation and employee benefit expenses, depreciation and amortization

The components of compensation and employee benefit expenses, depreciation and amortization for the years ended March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	For the year ended March 31, 2017		For the year ended March 31, 2018

	Cost of goods sold	Selling, general and administrative expenses	Cost of goods sold	Selling, general and administrative expenses
Compensation and employee benefit expenses
Salaries and wages	13,063	10,544	15,219	11,515
Welfare expenses	2,167	2,612	2,568	2,859
Bonuses	1,433	1,132	1,774	1,387
Retirement benefit expenses	679	320	664	345

Total	17,342	14,608	20,225	16,106

Depreciation and amortization	4,943	1,354	5,643	1,400

24.	Other operating income and expenses

The components of other operating income and expenses for the years ended March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Other operating income
Government subsidy income	93	84
Gain on sales of property, plant and equipment	65	73
Others	185	318

Total	343	475

Other operating expenses
Overseas withholding tax	204	322
Impairment losses on property, plant and equipment	—	299
Loss on sales of property, plant and equipment	66	69
Others	135	101

Total	405	791

Related information about impairment losses on property, plant and equipment is disclosed in Note 8 “Property, plant and equipment.”

25.	Finance income and costs

The components of finance income and costs for the years ended March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Finance income
Dividend income:
Equity securities measured at fair value through other comprehensive income	693	662
Interest income:
Financial assets measured at amortized cost	281	311
Others	5	—

Total	979	973

Finance costs
Foreign exchange losses	615	92
Interest expenses:
Financial liabilities measured at amortized cost	18	19
Others	66	96

Total	699	207

26.	Income taxes

(1) Income tax expenses

The components of income tax expenses for the years ended March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Current income tax expenses	6,048	3,839
Deferred income tax benefit	(3,140)	(72)

Income tax expenses	2,908	3,767

(2) Reconciliation of the effective tax rate

A reconciliation between the statutory income tax rate in Japan and the effective income tax rate in the consolidated statements of profit or loss for the years ended March 31, 2017 and March 31, 2018 is as follows:

	For the year ended March 31, 2017	For the year ended March 31, 2018
Statutory income tax rate	31.5%	31.5%
Permanent non-deductible items	3.4	1.2
Changes in unrecognized deferred tax assets	28.6	1.6
Tax rate difference of overseas subsidiaries	(8.3)	(4.9)
Effect of changes in tax rate	0.1	4.5
Withholding tax on dividend income	7.0	1.3
Others	(3.0)	(1.8)

Effective income tax rate	59.3%	33.4%

The Company and its domestic subsidiaries in Japan are mainly subject to national and local corporate income taxes, local inhabitant tax and deductible enterprise tax. The statutory tax rate calculated based on these taxes was 31.5% both for the years ended March 31, 2017 and March 31, 2018.

(3) Deferred tax assets and deferred tax liabilities

The movements by significant component of deferred tax assets and deferred tax liabilities for the years ended March 31, 2017 and March 31, 2018 were summarized as follows:

For the year ended March 31, 2017

	(Millions of yen)

	As of April 1, 2016	Recognized in profit or loss	Recognized in other comprehensive income	Others	As of March 31, 2017
Deferred tax assets:
Property, plant and equipment	433	310	—	—	743
Inventories	439	100	—	—	539
Provision for product warranty	490	(7)	—	—	483
Defined benefit liabilities	71	17	—	—	88
Tax loss carryforwards	161	100	—	—	261
Accrued expenses	181	(1)	—	—	180
Accrued employee bonuses	67	38	—	—	105
Other employee benefits	16	12	—	—	28
Accrued enterprise taxes	22	(7)	—	—	15
Others	561	121	—	26	708

Total	2,441	683	—	26	3,150

Deferred tax liabilities:
Financial assets measured at fair value	13,276	(2,771)	330	—	10,835
Others	640	314	—	—	954

Total	13,916	(2,457)	330	—	11,789

For the year ended March 31, 2018

	(Millions of yen)

	As of April 1, 2017	Recognized in profit or loss	Recognized in other comprehensive income	Others	As of March 31, 2018
Deferred tax assets:
Property, plant and equipment	743	232	—	—	975
Inventories	539	(94)	—	—	445
Provision for product warranty	483	(215)	—	—	268
Defined benefit liabilities	88	(38)	—	—	50
Tax loss carryforwards	261	(182)	—	—	79
Accrued expenses	180	(47)	—	—	133
Accrued employee bonuses	105	(12)	—	—	93
Other employee benefits	28	(18)	—	—	10
Accrued enterprise taxes	15	(2)	—	—	13
Others	708	(90)	—	(64)	554

Total	3,150	(466)	—	(64)	2,620

Deferred tax liabilities:
Financial assets measured at fair value	10,835	—	(1,696)	—	9,139
Others	954	(538)	—	—	416

Total	11,789	(538)	(1,696)	—	9,555

Deferred tax assets and liabilities recognized in the consolidated statements of financial position were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Deferred tax assets	2,444	2,796	2,554
Deferred tax liabilities	(13,919)	(11,435)	(9,489)

	(11,475)	(8,639)	(6,935)

The Group considers the probability that a portion of or all of the future deductible temporary differences and tax losses carryforward can be utilized against future taxable profits on recognition of deferred tax assets. In assessing recoverability of deferred tax assets, the Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on the level of historical taxable profits and projected future taxable income during the periods for which deferred tax assets are deductible, the Group believes that it is probable that the tax benefits of these deferred tax assets can be utilized at the end of each periods. Uncertainty of estimates of future taxable income could increase due to changes in the economic environment, market conditions or other factors surrounding the Group.

(4) Deferred tax assets which are not recognized

The amounts of deductible temporary differences and unused tax loss carryforward for which no deferred tax assets are recognized as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018

Deductible temporary differences	19,255	22,489	24,193
Unused tax loss carryforwards	9,901	10,615	9,807
Unused tax credits	410	565	467

The expiry dates of tax loss carryforwards for which deferred tax assets are not recognized as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Within 1 year	—	4	—
Between 1 and 5 years	—	—	42
Over 5 years	9,901	10,611	9,765

Total	9,901	10,615	9,807

The expiry dates of tax credits for which deferred tax assets are not recognized as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Within 1 year	65	74	2
Between 1 and 5 years	13	32	67
Over 5 years	332	459	398

Total	410	565	467

(5) Temporary differences related to investments in subsidiaries for which deferred tax liabilities are not recognized

As for future taxable temporary differences related to investments in subsidiaries, the Group did not recognize deferred tax liabilities except for those related to the undistributed retained earnings at the end of the reporting period from which dividends to the Company will be paid, because the Company is able to control the timing of reversing the temporary differences, and the temporary differences will not be reversed in foreseeable future. Future taxable temporary differences related to investments in subsidiaries for which no deferred tax liabilities have been recognized were 37,021 million yen, 42,879 million yen and 45,155 million yen as of April 1, 2016, March 31, 2017 and March 31, 2018, respectively, and the tax rate which would be applicable to such unrecognized future taxable temporary differences was primarily 10%.

27.	Other comprehensive income

The related tax effects for each item of other comprehensive income for the years ended March 31, 2017 and March 31, 2018 were as follows:

(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Changes in fair value of financial assets measured at fair value through other comprehensive income
Amount arising during the year	(296)	(7,077)
Tax effects	3	1,696

Net changes	(293)	(5,381)

Remeasurements of defined benefit plans
Amount arising during the year	330	861
Tax effects	—	—

Net changes	330	861

Foreign currency translation
Amount arising during the year	(2,928)	1,438
Tax effects	—	—

Net changes	(2,928)	1,438

Total	(2,891)	(3,082)

28.	Financial instruments

(1) Capital management

The Group reviews the appropriate capital level against medium-to-long term growth strategies in a timely manner, taking into account the following points:

a)	Maintain the financial position that can withstand rapid changes in the business environment and any unforeseen economic crisis in the future

b)	Maintain the financial position necessary to engage in business worldwide

c)	Secure capital necessary to sustain the medium-to-long term growth

The measures the Group focuses on for capital management purposes are return on equity (ROE) and return on assets (ROA). ROE is the ratio of net profit to total equity attributable to owners of the Company. ROA is the ratio of net profit attributable to owners of the Company to total assets.

The following table provides details of such measures as of March 31, 2017 and March 31, 2018:

	As of March 31, 2017	As of March 31, 2018
Return on Equity (ROE)	1.24%	4.70%
Return on Assets (ROA)	0.86%	3.26%

The measures are reported to and monitored by management on a continuous basis.

The Group is not subject to particular significant capital requirements other than general rules such as those specified in the Companies Act of Japan.

(2) Basic policy on financial risk management

The Group is exposed to financial risks such as market risk (mainly foreign exchange risk), credit risk and liquidity risk from its underlying business activities. The Group adopts necessary policies to avoid or mitigate such risks.

Under the Group policy, derivative transactions that are speculative or targeted for short-term trading gains are prohibited, and only transactions for financial risk management purposes are permitted.

(3) Credit risk

(a) Credit risk management and maximum exposure to credit risk

Credit risk refers to the risk of a counterparty failing to fulfill contractual obligations, which would result in a financial loss for the Group. Financial instruments that expose the Group to credit risk consist of trade and other receivables and other financial assets. In accordance with the Company’s credit control rules, the related Sales Department manager monitors credit limit of major customers, and the Credit Control Department assesses the financial conditions of the customers periodically. Receivables are considered to be in default partially or fully when it is determined that they are uncollectible or will be difficult to collect.

The Company determines there has been a significant increase in credit risk of financial assets since initial recognition in case where the cash collection of the financial assets is delayed and this delay is not due to a temporary cash shortage of the counterparty.

Monitoring includes periodic review of balances and due dates for each major customer and review of the respective credit limit, for the purpose of early detection of doubtful accounts due to deteriorated financial conditions of the customers and to mitigate credit risk. The Company’s subsidiaries implement the same controls as the Company’s credit control rules.

Derivative transactions to mitigate foreign exchange rates are entered into with highly creditworthy financial institutions. As such, the impact on credit risk is limited.

(i) Responses to risks owned by the Group—Measurement of expected credit losses on trade receivables

Receivables held by the Group are due from various counterparties mainly in the automotive industries and across various geographic regions. Accordingly, the Group does not have significant concentration of credit risk related to particular counterparties or any other excessive concentration of credit risk requiring special attention. As trade receivables do not contain a significant financing component, the Group measures loss allowances at an amount equal to the lifetime expected credit losses until the trade receivables are recovered. As trade receivables comprise a number of customers, the Group measures expected credit loss collectively by grouping those receivables and considering historical credit loss experience. When those receivables are affected by material economic changes, the provision rate calculated based upon the historical credit loss experience is adjusted to reflect current and future economic prospects.

Even when a late payment or request for grace period arises, the Group does not regard the related receivable as past due if such late payment or request for grace period is judged to be attributable to a temporary cash shortage, the risk of default is considered to be low and the debtors are evaluated to have sufficient ability to fulfill their contractual cash flow obligations in the near future.

(ii) Responses to risks owned by the Group—Measurement of expected credit losses on other receivables

When credit risk related to other receivables has not increased significantly since initial recognition of the other receivables at the end of the reporting period, the Group determines the amount of loss allowances by estimating the 12-months expected credit losses collectively based upon historical credit loss experience. When those receivables are affected by material economic changes, the provision rate calculated based upon the historical credit loss experience is adjusted to reflect current and future economic prospects.

When there has been a significant increase in credit risk since initial recognition as of the end of the fiscal year, the Group estimates the lifetime credit losses individually and measures the amount of loss allowances based upon historical credit loss experience and future recoverable amount.

The Group’s maximum exposure to credit risk equals the carrying amounts of the financial assets, net of loss allowances, as presented on the consolidated statements of financial position.

(b) Changes in loss allowances

Changes in the balances of loss allowances for the years ended March 31, 2017 and March 31, 2018 were as follows:

For the year ended March 31, 2017

	(Millions of yen)

		Lifetime expected credit loss
	12-month expected credit loss	Financial assets that are credit-impaired at the reporting date	Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets	Financial assets for which the allowance for doubtful accounts is always measured at an amount equal to a lifetime expected credit loss	Total
Balance at beginning of year	7	—	—	238	245
Provision	—	—	—	56	56
Write-off	—	—	—	(7)	(7)
Reversal	(1)	—	—	(150)	(151)
Currency exchange differences	—	—	—	(18)	(18)

Balance at end of year	6	—	—	119	125

For the year ended March 31, 2018

	(Millions of yen)

		Lifetime expected credit loss
	12-month expected credit loss	Financial assets that are credit-impaired at the reporting date	Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets	Financial assets for which the allowance for doubtful accounts is always measured at an amount equal to a lifetime expected credit loss	Total
Balance at beginning of year	6	—	—	119	125
Provision	—	2	—	149	151
Write-off	(1)	—	—	(27)	(28)
Reversal	—	—	—	(12)	(12)
Currency exchange differences	—	—	—	12	12

Balance at end of year	5	2	—	241	248

(c) Carrying amounts of financial assets related to loss allowances

The carrying amounts of financial assets related to loss allowances as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
12-month expected credit loss	7,240	3,800	8,743
Financial assets that are credit-impaired at the reporting date	—	—	2
Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets	—	—	—
Financial assets for which the allowance for doubtful accounts is always measured at an amount equal to a lifetime expected credit loss	36,089	38,959	43,983

(d) Credit risk analysis

Aging of trade receivables that are not credit impaired as of April 1, 2016, March 31, 2017 and March 31, 2018 was as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Current	31,418	34,539	39,672
Past due within 30 days	3,052	2,643	2,468
Past due between 31 and 90 days	757	1,174	612
Past due over 90 days	862	603	1,231

Total	36,089	38,959	43,983

(4) Liquidity risk

(a) Liquidity risk management

The Company manages liquidity risk by preparing cash flow plans, which are revised on a regular basis based on the business plan, as well as through maintaining a certain minimum level of liquidity. The Company’s subsidiaries also manage liquidity risk in the same manner. The Company also has entered into syndicated committed credit line agreements with banks to manage its liquidity risk. The Company maintained committed unused credit lines of 10,000 million yen as of April 1, 2016, March 31, 2017 and March 31, 2018.

(b) Maturities of financial liabilities

The maturities of financial liabilities as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

Balance as of April 1, 2016

					(Millions of yen)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 5 years	More than 5 years
Non-derivative financial liabilities:
Trade and other payables	37,256	37,256	37,256	—	—
Finance lease obligations	128	128	53	75	—
Deposits received	508	508	302	—	206

Subtotal	37,892	37,892	37,611	75	206

Derivative liabilities	5	5	5	—	—

Total	37,897	37,897	37,616	75	206

Balance as of March 31, 2017

					(Millions of yen)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 5 years	More than 5 years
Non-derivative financial liabilities:
Trade and other payables	33,942	33,942	33,942	—	—
Finance lease obligations	120	120	62	58	—
Deposits received	488	488	287	—	201

Subtotal	34,550	34,550	34,291	58	201

Derivative liabilities	35	35	35	—	—

Total	34,585	34,585	34,326	58	201

Balance as of March 31, 2018

					(Millions of yen)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 5 years	More than 5 years
Non-derivative financial liabilities:
Trade and other payables	38,956	38,956	38,956	—	—
Finance lease obligations	134	134	65	69	—
Deposits received	462	462	272	—	190

Subtotal	39,552	39,552	39,293	69	190

Derivative liabilities	2	2	2	—	—

Total	39,554	39,554	39,295	69	190

(5) Market risk

The Group’s market risk primarily consists of currency risk. The objective of market risk management is to manage and control market risk exposure within acceptable parameters.

Currency risk

Currency exchange risk management

Trade receivables and trade payables denominated in foreign currency arising from overseas businesses are exposed to foreign currency risk. The Group’s foreign exchange risk arises mainly from US dollar and Euro fluctuations. The Group implements continuous monitoring of the exchange rates movements and management of foreign exchange exposures to manage currency risk. The Group utilizes forward exchange contracts to mitigate the currency risk.

Sensitivity analysis for currency exchange rates

For financial assets and liabilities held by the Group as of March 31, 2017 and March 31, 2018, the impact on profit before income taxes had the Japanese yen appreciated 1% against the US dollar and Euro, assuming all other variables are held at a constant, was as follows:

			(Millions of yen)

	Currency	For the year ended March 31, 2017	For the year ended March 31, 2018
Impact on profit before income taxes	US dollar	(33)	85
	Euro	(16)	2

The above analysis does not include financial assets and liabilities denominated in the functional currency and the effect of translating assets and liabilities of foreign operations into Japanese yen.

(6) Fair values of financial instruments

Management assessed that the fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, approximate their carrying amounts due to the short-term maturities of these instruments.

As of April 1, 2016, March 31, 2017 and March 31, 2018 there are no significant variances between the fair value and the carrying amount of long-term loan receivables, long-term deposits received and long-term finance lease obligations.

(7) Fair value hierarchy of financial instruments

Financial instruments subsequently measured at fair value after initial recognition on a recurring basis are classified into the following three levels of the fair value hierarchy, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

Level 1: Fair value measured by quoted prices in active markets for identical assets or liabilities

Level 2: Fair value measured by direct or indirect observable inputs other than Level 1

Level 3: Fair value measured by significant unobservable inputs

The Group recognizes transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. For the years ended March 31, 2017 and March 31, 2018, there were no transfers between Level 1 and Level 2 and no transfers in and out of Level 3.

The following tables present the levels at which the fair values measured on a recurring basis are classified as of April 1, 2016, March 31, 2017 and March 31, 2018:

As of April 1, 2016

		(Millions of yen)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities	55,169	—	13,448	68,617
Financial assets measured at fair value through profit or loss:
Derivative assets	—	82	—	82

Total	55,169	82	13,448	68,699

Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	—	5	—	5

Total	—	5	—	5

As of March 31, 2017

		(Millions of yen)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities	45,210	—	13,050	58,260

Total	45,210	—	13,050	58,260

Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	—	35	—	35

Total	—	35	—	35

As of March 31, 2018

	(Millions of yen)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities	39,953	—	11,408	51,361
Financial assets measured at fair value through profit or loss:
Derivative assets	—	88	—	88

Total	39,953	88	11,408	51,449

Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Derivative liabilities	—	2	—	2

Total	—	2	—	2

The fair values of listed equity securities traded in active markets are calculated based on directly observable market values, and as such are categorized as Level 1. The fair values of unlisted equity securities with no active market for which fair values are calculated based on significant unobservable inputs reflecting the assumptions of market participants are categorized as Level 3.

The fair value measurement process for Level 3 financial instruments is performed by adopting valuation models that can best reflect the characteristics and risks of individual financial instruments. In addition, the Company also monitors the trends of significant indicators that could have an effect on their fair values and financial conditions of the issuer. Valuation of these financial instruments is performed by primarily referring to most recent transaction prices for the same instrument. In certain cases, valuation is made through comparison with the listed equity prices of similar companies with appropriate adjustments using reasonably available inputs, which would be used by market participants. Unobservable inputs are used for measurement of fair value of unlisted securities. The significant unobservable input used for measurement of Level 3 financial instruments measured at fair value is actual transaction prices or P/B ratio (price-to-book ratio). A substantial increase (or decrease) in the P/B ratio causes the fair value to substantially rise (or fall).

For the years ended March 31, 2017 and March 31, 2018, changes in the fair value of Level 3 financial instruments measured at fair value on a recurring basis were as follows:

	(Millions of yen)

Equity instruments measured at fair value through other comprehensive income classified as Level 3	For the year ended March 31, 2017	For the year ended March 31, 2018
Balance at the beginning of the year	13,448	13,050
Total losses recognized in other comprehensive income	(189)	(1,686)
Sales	(209)	—
Purchases	—	44

Balance at the end of the year	13,050	11,408

(8) Derivative transactions and hedging activities

The Group uses derivative financial instruments including foreign exchange forward contracts to hedge future cash flow fluctuation risk due to foreign exchange.

As of April 1, 2016, March 31, 2017 and March 31, 2018, the Group did not apply hedge accounting for all the derivatives.

Derivative financial instruments are included in “Other financial assets” or “Other financial liabilities” in the consolidated statements of financial position.

Fair value and notional amount of derivatives to which hedge accounting is not applied were as follows:

As of April 1, 2016

	(Millions of yen)
		Fair value
	Notional amount	Asset	Liability
Foreign exchange forward contracts	3,970	82	5

As of March 31, 2017

	(Millions of yen)
		Fair value
	Notional amount	Asset	Liability
Foreign exchange forward contracts	8,095	—	35

As of March 31, 2018

	(Millions of yen)
		Fair value
	Notional amount	Asset	Liability
Foreign exchange forward contracts	8,208	88	2

29.	Principal subsidiaries

The Group’s principal subsidiaries as of March 31, 2018 are set out below. These subsidiaries have share capital consisting ordinary shares that are held directly or indirectly by the Company, and the percentages of ownership interests held by the Group equals the voting rights held by the Group.

Name of subsidiaries	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Group (%)
Alpine Electronics Marketing, Inc.	Japan	Sales of car audio and car communication equipment	100.00

Alpine Electronics Of America, Inc.	United States	Manufacturing and sales of car audio and car communication equipment	100.00

Alpine Electronics (Europe) Gmbh	Germany	Sales of car audio and car communication equipment	100.00

Alpine Electronics Gmbh	Germany	Sales of car audio and car communication equipment	100.00

Alpine Electronics Of U.K., Ltd.	United Kingdom	Sales of car audio and car communication equipment	100.00

Alpine Electronics Manufacturing Of Europe, Ltd.	Hungary	Manufacturing and sales of car audio and car communication equipment	100.00

Alpine Electronics (China) Co., Ltd.	China	Sales of car audio and car communication equipment	100.00

Dalian Alpine Electronics Co., Ltd.	China	Manufacturing and sales of car audio and car communication equipment	100.00

Taicang Alpine Electronics Co., Ltd.	China	Manufacturing and sales of car audio and car communication equipment	100.00

30.	Associates and joint ventures accounted for using the equity method

The components of the carrying amount of investments in associates and joint ventures accounted for using the equity method as of April 1, 2016, March 31, 2017, and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Associates	2,981	3,363	2,118
Joint ventures	2,092	2,165	2,300

Total	5,073	5,528	4,418

The components of share of profit (loss) and total comprehensive income (loss) of associates and joint ventures accounted for using the equity method for the years ended March 31, 2017 and March 31, 2018 were as follows:

		(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Associates	(1,060)	(1,347)
Joint ventures	136	271

Total	(924)	(1,076)

31.	Commitments

Commitments for purchases of property, plant and equipment and intangible assets as of April 1, 2016, March 31, 2017 and March 31, 2018 were as follows:

			(Millions of yen)

	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
Property, plant and equipment	414	1,197	825
Intangible assets	3	43	81

Total	417	1,240	906

32.	Earnings per share

The calculation of basic earnings per share is based on the net profit for the year attributable to owners of the Company and the weighted-average number of ordinary shares outstanding during the years. The following table shows the calculation of basic and diluted earnings per share for the years ended March 31, 2017 and March 31, 2018:

	For the year ended March 31, 2017	For the year ended March 31, 2018
Net profit for the year attributable to owners of the Company (millions of yen)	1,982	7,506

Weighted average number of ordinary shares for basic earnings per share (thousands of shares)	68,936	68,949

Effects of dilution from share option (thousands of shares)	58	70

Weighted average number of ordinary shares adjusted for the effect of dilution (thousands of shares)	68,994	69,019

Basic earnings per share (yen)	28.76	108.86
Diluted earnings per share (yen)	28.73	108.75

33.	Related party transactions and balances

Transactions and balances between the Group and related parties were as follows:

(1) Transactions with the parent, fellow subsidiaries, associates and joint ventures

	(Millions of yen)
	The parent		Fellow subsidiaries
	For the year ended March 31, 2017	For the year ended March 31, 2018	For the year ended March 31, 2017	For the year ended March 31, 2018
Goods purchased / services received	1,297	1,659	4,730	4,802
Net of loan advanced (repayment)	—	—	(3,290)	4,190

	(Millions of yen)
	Associates		Joint ventures
	For the year ended March 31, 2017	For the year ended March 31, 2018	For the year ended March 31, 2017	For the year ended March 31, 2018
Sales of goods / rendering of services	1,631	1,272	—	—
Goods purchased / services received	5,740	3,944	3,843	4,773

(2) Assets and liabilities of the Company in respect of the parent, fellow subsidiaries, associates and joint ventures

	(Millions of yen)
	The parent			Fellow subsidiaries
	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
(Assets)
Loan receivables	—	—	—	5,409	2,119	6,309

(Liabilities)
Trade payables	309	212	227	260	343	247

	(Millions of yen)
	Associates			Joint ventures
	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018	As of April 1, 2016	As of March 31, 2017	As of March 31, 2018
(Assets)
Trade receivables	142	192	176	—	—	—
Loan receivables	—	—	—	789	785	744

(Liabilities)
Trade payables	973	640	213	466	264	355

Note:

1.	Interest rates of the above-mentioned transactions are generally decided in a reasonable manner with reference to market interest rates.
2.	Loss allowances have not been recorded against the balances in the above table.

Compensation for key management personnel of the Group was as follows:

	(Millions of yen)

	For the year ended March 31, 2017	For the year ended March 31, 2018
Short-term employee benefits	378	400
Share-based payment transactions	34	34

Total	412	434

34.	Subsequent events

Significant subsequent events have not been identified.

35.	First-time adoption of IFRS

(1) Transition to financial reporting under IFRS

The Group adopted IFRS as of the beginning of the year ended March 31, 2018. The Group’s opening consolidated statement of financial position was prepared as of April 1, 2016, the date of transition to IFRS. The Group also prepared the most recent consolidated financial statements in accordance with Japanese GAAP for the year ended March 31, 2018.

IFRS 1, in principle, requires first-time adopters to apply IFRS retrospectively. However, IFRS 1 grants first-time adopters voluntary elections to use exemptions from some requirements of IFRS.

The Group has elected to deem cumulative exchange differences on translating foreign operations to be zero at the date of transition to IFRS.

The table below presents reconciliations required to be disclosed upon the first-time adoption of IFRS.

Items that do not affect retained earnings or comprehensive income are included in “Reclassification adjustments” of the reconciliations table. Items that affect retained earnings or comprehensive income are included in “Differences in recognition and measurement.”

(2) Reconciliation of equity as of April 1, 2016

(Items related to consolidated statements of financial position)

					(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Assets						Assets
Current assets						Current assets:
Cash and deposits	49,283	—	(935)	B	48,348	Cash and cash equivalents
Trade notes and accounts receivable	36,743	806	(691)	B	36,858	Trade and other receivables
Merchandise and finished goods	20,885	11,780	(150)		32,515	Inventories
Work in process	1,003	(1,003)	—		—
Raw material and supplies	8,236	(8,236)	—		—
Deferred tax assets	1,169	(1,169)	—		—
	—	809	(96)		713	Income taxes receivable
Others	13,324	(9,939)	(175)		3,210	Other current assets
	—	5,522	192		5,714	Other financial assets
Allowance for doubtful accounts	(261)	261	—		—

Total current assets	130,382	(1,169)	(1,855)		127,358	Total current assets

Non-current assets						Non-current assets:
Property, plant and equipment	27,408	(187)	(1,320)	B,C	25,901	Property, plant and equipment
Intangible assets	2,668	—	1,206	E	3,874	Intangible assets
Investment securities	25,344	(25,344)	—		—
Investment in capital	16,247	10,815	(21,989)	A,B	5,073	Associates and joint ventures accounted for using the equity method
Deferred tax assets	703	1,169	572		2,444	Deferred tax assets
Retirement benefit assets	14	(14)	—		—
Others	2,424	163	(585)		2,002	Other non-current assets
	—	14,560	54,651	A,B,F	69,211	Other financial assets
Allowance for doubtful accounts	(7)	7	—		—

Total non-current assets	74,801	1,169	32,535		108,505	Total non-current assets

Total assets	205,183	—	30,680		235,863	Total assets

					(Millions of yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities:
Trade notes and accounts payable	27,088	10,981	(813)	B,H	37,256	Trade and other payables
Accrued expenses	8,554	(8,554)	—		—
Accrued income taxes	893	—	18		911	Income taxes payable
Provision for bonuses	2,028	(2,028)	—		—
Provision for directors’ bonuses	43	(43)	—		—
Provision for product warranties	5,617	(5,617)	—		—
	—	5,617	(343)		5,274	Provisions
Others	6,738	(739)	2,070	G,H	8,069	Other current liabilities
	—	440	(80)		360	Other financial liabilities

Total current liabilities	50,961	57	852		51,870	Total current liabilities

Non-current liabilities						Non-current liabilities:
Deferred tax liabilities	4,698	—	9,221	A	13,919	Deferred tax liabilities
Defined benefit liabilities	3,590	56	1,199	G	4,845	Defined benefit liabilities
Provision for directors’ retirement benefits	56	(56)	—		—
	—	45	—		45	Provisions
Others	2,073	(383)	1,441	D,G,H	3,131	Other non-current liabilities
	—	281	—		281	Other financial liabilities

Total non-current liabilities	10,417	(57)	11,861		22,221	Total non-current liabilities

Total liabilities	61,378	—	12,713		74,091	Total liabilities

					(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Equity						Equity
Shareholders’ equity						Equity attributable to owners of the Company:
Share capital	25,921	—	—		25,921	Share capital
Capital surplus	24,906	—	2		24,908	Capital surplus
Retained earnings	82,116	—	26,691	A,G,H,I	108,807	Retained earnings
Treasury shares	(1,408)	—	—		(1,408)	Treasury shares
Accumulated other comprehensive income
Unrealized gains (losses) on securities	7,653	(7,653)	—		—
Deferred gains or losses on hedges	(5)	5	—		—
Revaluation reserve for land	(1,311)	1,311	—		—
Foreign currency translation adjustments	5,915	(5,915)	—		—
Remeasurements of defined benefit plans	(1,803)	1,803	—		—
Subscription rights to shares	55	(55)	—		—
	—	10,504	(7,051)	A,C,F,G,I	3,453	Other components of equity

					161,681	Total equity attributable to owners of the Company
Non-controlling interests	1,766	—	(1,675)	B	91	Non-controlling interests

Net assets	143,805	—	17,967		161,772	Total equity

Total liabilities and equity	205,183	—	30,680		235,863	Total liabilities and equity

(3) Reconciliation of equity as of March 31, 2018

(Items related to consolidated statements of financial position)

(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Assets						Assets
Current assets						Current assets:
Cash and deposits	53,790	(30)	(990)	B	52,770	Cash and cash equivalents
Trade notes and accounts receivable	44,759	1,598	(996)	B	45,361	Trade and other receivables
Merchandise and finished goods	18,424	11,786	(89)		30,121	Inventories
Work in process	1,370	(1,370)	—		—
Raw material and supplies	8,010	(8,010)	—		—
Deferred tax assets	2,182	(2,182)	—		—
	—	647	99		746	Income taxes receivable
Others	14,536	(11,313)	(238)		2,985	Other current assets
	—	6,429	212		6,641	Other financial assets
Allowance for doubtful accounts	(263)	263	—		—

Total current assets	142,808	(2,182)	(2,002)		138,624	Total current assets

Non-current assets						Non-current assets:
Property, plant and equipment	26,704	—	(1,794)	B,C	24,910	Property, plant and equipment
Intangible assets	5,289	—	2,701	E	7,990	Intangible assets
Investment securities	28,545	(28,545)	—		—
Investment in capital	11,811	11,189	(18,582)	A,B	4,418	Associates and joint ventures accounted for using the equity method
Deferred tax assets	542	2,182	(170)		2,554	Deferred tax assets
Retirement benefit assets	32	(32)	—		—
Others	3,899	(39)	(361)		3,499	Other non-current assets
	—	17,420	34,537	A,B,F	51,957	Other financial assets
Allowance for doubtful accounts	(7)	7	—		—

Total non-current assets	76,815	2,182	16,331		95,328	Total non-current assets

Total assets	219,623	—	14,329		233,952	Total assets

(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities:
Trade notes and accounts payable	26,778	13,204	(1,026)	B,H	38,956	Trade and other payables
Accrued expenses	10,641	(10,641)	—		—
Accrued income taxes	1,528	—	(14)		1,514	Income taxes payable
Deferred tax liabilities	25	(25)	—		—
Provision for bonuses	2,642	(2,642)	—		—
Provision for directors’ bonuses	91	(91)	—		—
Provision for product warranties	5,429	(5,429)	—		—
	—	5,575	—		5,575	Provisions
Others	6,659	(350)	2,964	G,H	9,273	Other current liabilities
	—	429	(90)		339	Other financial liabilities

Total current liabilities	53,793	30	1,834		55,657	Total current liabilities

Non-current liabilities						Non-current liabilities:
Deferred tax liabilities	4,350	25	5,114	A	9,489	Deferred tax liabilities
Defined benefit liabilities	3,682	53	48		3,783	Defined benefit liabilities
Provision for directors’ retirement benefits	53	(53)	—		—
	—	7	—		7	Provisions
Others	1,640	(321)	2,102	D,G,H	3,421	Other non-current liabilities
	—	259	—		259	Other financial liabilities

Total non-current liabilities	9,725	(30)	7,264		16,959	Total non-current liabilities

Total liabilities	63,518	—	9,098		72,616	Total liabilities

						(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Equity						Equity
Shareholders’ equity						Equity attributable to owners of the Company:
Share capital	25,921	—	—		25,921	Share capital
Capital surplus	24,902	—	3		24,905	Capital surplus
Retained earnings	95,012	—	19,466	A,E,F,G,H,I	114,478	Retained earnings
Treasury shares	(1,377)	—	—		(1,377)	Treasury shares
Accumulated other comprehensive income
Unrealized gains (losses) on securities	7,681	(7,681)	—		—
Deferred gains or losses on hedges	(2)	2	—		—
Revaluation reserve for land	(1,261)	1,261	—		—
Foreign currency translation adjustments	3,862	(3,862)	—		—
Remeasurements of defined benefit plans	(855)	855	—		—
Subscription rights to shares	98	(98)	—		—
	—	9,523	(12,363)	A,C,F,G,I	(2,840)	Other components of equity

					161,087	Total equity attributable to owners of the Company
Non-controlling interests	2,124	—	(1,875)	B	249	Non-controlling interests

Net assets	156,105	—	5,231		161,336	Total equity

Total liabilities and equity	219,623	—	14,329		233,952	Total liabilities and equity

(4) Reconciliation of comprehensive income for the year ended March 31, 2018

(Items related to consolidated statements of profit or loss)

						(Millions of yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	Differences in recognition and measurement	Note	IFRS	Presentation under IFRS
Net sales	275,282	1,835	(8,542)	B	268,575	Revenue
Cost of goods sold	(219,969)	(1,509)	6,045	B	(215,433)	Cost of goods sold

Gross profit	55,313	326	(2,497)		53,142	Gross profit
Selling, general and administrative expenses	(41,564)	(931)	1,272	B	(41,223)	Selling, general and administrative expenses
	—	583	(108)		475	Other operating income
	—	(2,029)	1,238	G	(791)	Other operating expenses
	—	(15)	(1,061)	A	(1,076)	Share of losses of associates and joint ventures accounted for using the equity method

Operating income	13,749	(2,066)	(1,156)		10,527	Operating profit

Non-operating income	1,534	(1,534)	—		—
Non-operating expenses	(1,613)	1,613	—		—
Extraordinary income	264	(264)	—		—
Extraordinary expenses	(1,748)	1,748	—		—
	—	806	167		973	Finance income
	—	(303)	96		(207)	Finance costs

Income before income taxes	12,186	—	(893)		11,293	Profit for the year before income taxes
Current income taxes	(3,984)	3,984	—		—
Deferred income taxes	1,391	(3,984)	(1,174)	A,J	(3,767)	Income tax expenses

Net income	9,593	—	(2,067)		7,526	Net profit for the year
Other comprehensive income						Other comprehensive income, net of taxes
						Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	858	—	3		861	Remeasurements of defined benefit plans
Unrealized gains (losses) on securities	1,094	—	(6,475)		(5,381)	Changes in fair value of financial assets measured at fair value through other comprehensive income
						Items that may be reclassified subsequently to profit or loss:
Deferred gains or losses on hedges	(2)	—	2		—
Foreign currency translation adjustments	1,287	—	151		1,438	Foreign currency translation
Share of other comprehensive income of investments accounted for using the equity method	(125)	—	125		—

Total other comprehensive income	3,112	—	(6,194)	A,F	(3,082)	Total other comprehensive loss for the year, net of taxes

Total comprehensive income	12,705	—	(8,261)		4,444	Comprehensive income for the year

(5) Notes to the reclassification adjustments

The following reclassification adjustments do not affect retained earnings nor comprehensive income.

a.	Under Japanese GAAP, trade notes and accounts receivable and allowance for doubtful accounts were presented separately. Under IFRS, these are included in trade and other receivables.

b.	Under Japanese GAAP, other accounts receivable was included in other current assets. Under IFRS, it is included in trade and other receivables.

c.	Under Japanese GAAP, merchandise and finished goods, work in process, raw materials and supplies were presented separately. Under IFRS, these are aggregated and presented as inventories.

d.	Under Japanese GAAP, income taxes receivable were included in other current assets. Under IFRS, it is presented as income taxes receivable separately.

e.	Under Japanese GAAP, investments in associates was included in investment securities. Under IFRS, it is included in associates and joint ventures accounted for using the equity method.

f.	Under Japanese GAAP, deferred tax assets and liabilities were classified as current and non-current items. These are classified as non-current items under IFRS.

g.	Under Japanese GAAP, short-term loans receivable were included in other current assets. Under IFRS, it is included in other financial assets—current.

h.

Under Japanese GAAP, investment securities, investment in capital, other non-current assets and allowance for doubtful accounts were presented separately. Under IFRS, these are included in other financial assets—non-current.

i.	Under Japanese GAAP, accrued expenses was presented separately. Under IFRS, it is included in trade and other payables.

j.	Under Japanese GAAP, lease obligations were included in other current and non-current liabilities. Under IFRS, these are included in other financial liabilities.

k.	Under Japanese GAAP, decommissioning obligations were included in other non-current liabilities. Under IFRS, these are included in provisions.

l.	Under Japanese GAAP, provision for bonuses and provision for directors’ bonuses were presented separately. Under IFRS, these are included in other current liabilities.

m.	Under Japanese GAAP, provision for directors’ retirement benefit was represented separately. It is included in defined benefit liabilities under IFRS.

n.

Under Japanese GAAP, unrealized gains (losses) on securities, deferred gains or losses on hedges, revaluation reserve for land, foreign currency translation adjustments, and remeasurements of defined benefit plans were presented separately. Under IFRS, these are aggregated and presented as other components of equity.

o.	Under Japanese GAAP, certain discounts to customers were presented as non-operating expenses. Under IFRS, these are accounted for as deduction of revenue.

p.

Under Japanese GAAP, interest income and interest expenses were included in non-operating income and non-operating expenses, respectively. Under IFRS, these are presented as finance income and finance costs, respectively. The remaining amounts of non-operating income and non-operating expenses under Japanese GAAP are included in other operating income and other operating expenses under IFRS.

q.

Under Japanese GAAP, losses on valuation of investment securities and gain (loss) on sales of investment securities were included in extraordinary income or extraordinary expenses. Under IFRS, these are included in finance income and finance costs. The remaining amounts of extraordinary income and extraordinary expenses under Japanese GAAP are included in other operating income and other operating expenses under IFRS.

(6) Notes to the differences in recognition and measurement

Key reconciliation items related to total equity resulting from the adoption of IFRS were as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
Net assets under Japanese GAAP	143,805	156,105
Differences in recognition and measurement
A. Application of equity method	19,873	9,090
B. Joint ventures	(1,720)	(1,950)
C. Property, plant and equipment	1,807	1,623
D. Government grants	(273)	(118)
E. Intangible assets	402	1,613
F. Financial instruments	1,352	44
G. Employee benefits	(1,838)	(1,349)
H. Revenue recognition	(1,039)	(2,020)
I. Foreign currency translation differences of foreign operations	—	—
J. Income taxes	(889)	(1,867)
Others	292	165

Total differences in recognition and measurement	17,967	5,231

Total equity under IFRS	161,772	161,336

Key reconciliation items related to comprehensive income for the year resulting from the adoption of IFRS were as follows:

(Millions of yen)
For the year ended March 31, 2018
Comprehensive income reported under Japanese GAAP	12,705
Differences in recognition and measurement
A. Application of equity method	(5,347)
B. Joint ventures	(234)
C. Property, plant and equipment	(10)
D. Government grants	65
E. Intangible assets	254
F. Financial instruments	(1,513)
G. Employee benefits	178
H. Revenue recognition	(344)
I. Foreign currency translation differences of foreign operations	—
J. Income taxes	(1,307)
Others	(3)

Total differences in recognition and measurement	(8,261)

Comprehensive income for the year under IFRS	4,444

Details of major differences were as follows:

A. Application of the equity method

a.

Under IFRS, two investments accounted for using the equity method under Japanese GAAP due to satisfying certain qualitative factors are classified as financial assets measured at FVOCI, since the Group concluded that the Group does not have significant influence over these investees in accordance with IFRS.

b.

Under Japanese GAAP, the Group does not apply the equity method to two small-sized associates, and accounted for them as financial assets measured at cost. Under IFRS, the Group applies the equity method to all its associates for which the Group has significant influence, regardless of their size.

c.

Under Japanese GAAP, in applying the equity method to an associate, the Group uses the most recent financial statements of the associate, as adjusted for, if any, significant transactions or events that have occurred between reporting dates of the Group and the associate. Under IFRS, the Group applies the equity method to such associates using its financial statements as of the same date as the Group’s.

The effect of these adjustments is summarized as follows:

	(Millions of yen)
	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Decrease in associates and joint ventures accounted for using the equity method	(24,007)	(20,756)
Increase in other financial assets (non-current)	52,317	33,495
Increase in deferred tax liabilities (net of deferred tax assets)	8,437	3,649
Increase in retained earnings	27,600	20,997
Decrease in other components of equity	(7,727)	(11,907)

(Millions of yen)
For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in other operating income	(63)
Increase in share of losses of associates and joint ventures accounted for using the equity method	(1,332)
Increase in finance income	157
Decrease in finance costs	104

Decrease in profit for the year before income taxes	(1,134)
Decrease in income tax expenses	422

Decrease in net profit for the year	(712)
Decrease in total other comprehensive income for the year, net of taxes	(4,635)

Decrease in comprehensive income for the year	(5,347)

B. Joint ventures

Under Japanese GAAP, there is no specific guidance on joint ventures and the scope of consolidation by the Group is determined generally based on the Group’s shareholding percentage in the investee. Under IFRS, the Group determined that three entities included in the scope of consolidation under Japanese GAAP are classified as joint ventures, and accounted for under the equity method, in accordance with IFRS. This change of categorization includes an investee of the Group which is held jointly with Alps Electric, Co., Ltd., the ultimate parent of the Company.

The effect of these adjustments is summarized as follows:

	(Millions of yen)
	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Decrease in cash and cash equivalents	(1,034)	(1,139)
Decrease in trade and other receivables	(629)	(990)
Decrease in inventories	(265)	(198)
(Decrease) Increase in income taxes receivable	(96)	7
Decrease in other current assets	(100)	(194)
Increase in other financial assets (current)	228	212
Decrease in property, plant and equipment	(3,352)	(3,548)
Decrease in intangible assets	(6)	(8)
Increase in associates and joint ventures accounted for using the equity method	2,092	2,248
Increase in deferred tax assets (net of deferred tax liabilities)	98	—
Decrease in other non-current assets	(17)	—
Increase in other financial assets (non-current)	563	531
Decrease in trade and other payables	(528)	(864)
Decrease in income taxes payable	—	(14)
Decrease in other current liabilities	(23)	(20)
Decrease in other financial liabilities (current)	(82)	(91)
Decrease in defined benefit liabilities	(165)	(193)
Increase in deferred tax liabilities (net of deferred tax assets)	—	53
Decrease in retained earnings	(48)	(77)
Increase in other components of equity	3	2
Decrease in non-controlling interests	(1,675)	(1,875)

(Millions of yen)
For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in revenue	(8,239)
Decrease in cost of goods sold	6,170
Decrease in selling, general and administrative expenses	1,390
Decrease in other operating income	(52)
Decrease in other operating expenses	39
Decrease in share of losses of associates and joint ventures accounted for using the equity method	271
Increase in finance income	10
Increase in finance costs	(6)

Decrease in profit for the year before income taxes	(417)
Decrease in income tax expenses	142

Decrease in net profit for the year	(275)
Increase in total other comprehensive income for the year, net of taxes	41

Decrease in comprehensive income for the year	(234)

C. Property, plant and equipment

a.

Under Japanese GAAP, real estate acquisition taxes are expensed as incurred. Under IFRS, the Group includes such taxes in acquisition costs of the associated real property pursuant to the definition of elements of the cost of property, plant and equipment in IFRS.

b.

Under Japanese GAAP, certain items of property, plant and equipment of the Group are depreciated using the declining-balance method. Under IFRS, the Group applies the straight-line method to those items retrospectively from their respective acquisition dates.

c.

Under Japanese GAAP, the Group revalued a portion of its land holding as permitted under Japanese GAAP during a specified period of time, and corresponding amounts of such changes in value are recognized in equity. Under IFRS, since the Group adopts the cost model for all items of property, plant and equipment, and such revaluation of land is reversed.

The effect of these adjustments is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in property, plant and equipment	2,032	1,765
Increase in deferred tax liabilities	225	142
Increase in retained earnings	496	362
Increase in other components of equity	1,311	1,261

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Increase in cost of goods sold	(18)
Decrease in selling, general and administrative expenses	4
Increase in other operating expenses	(24)

Decrease in profit for the year before income taxes	(38)
Decrease in income tax expenses	28

Decrease in net profit for the year	(10)
Total other comprehensive income for the year, net of taxes	—

Decrease in comprehensive income for the year	(10)

D. Government grants

Under Japanese GAAP, the amount of government grants are recognized as non-operating income when such grants are received. Under IFRS, the Group’s policy is that government grants are initially recognized as non-current liabilities and amortized as other operating income on a straight-line basis over the useful life of the corresponding assets.

The effect of this adjustment is summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in deferred tax assets	124	54
Increase in other current liabilities	131	67
Increase in other non-current liabilities	266	105
Decrease in retained earnings	(273)	(118)

		(Millions of yen)
		For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in cost of goods sold		95

Increase in profit for the year before income taxes		95
Increase in income tax expenses		(30)

Increase in net profit for the year		65
Total other comprehensive income for the year, net of taxes		—

Increase in comprehensive income for the year		65

E. Intangible assets

Under Japanese GAAP, expenditures for development activities by the Group are entirely expensed. Under IFRS, the portion of such expenditures that meets the recognition criteria of intangible assets is capitalized. Further, under Japanese GAAP, the Group also recognizes as expenses certain royalty fees paid to acquire licenses used in software development by the Group. Under IFRS, where these royalty payments also meet the recognition criteria of intangible assets under IFRS and therefore are recognized as intangible assets. These assets are subsequently amortized over the useful lives of the assets.

The effect of these adjustments is summarized as follows:

(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Decrease in other current assets	(72)	(45)
Increase in intangible assets	1,212	2,709
Decrease in other non-current assets	(555)	(329)
Increase in deferred tax liabilities	183	722
Increase in retained earnings	402	1,613

		(Millions of yen)

		For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in cost of goods sold		346
Decrease in selling, general and administrative expenses		16

Increase in profit for the year before income taxes		362
Increase in income tax expenses		(108)

Increase in net profit for the year		254
Total other comprehensive income for the year, net of taxes		—

Increase in comprehensive income for the year		254

F. Financial instruments

a.

Under Japanese GAAP, unlisted shares whose fair values are difficult to obtain are generally measured at cost, with impairment losses recognized when necessary. Under IFRS, the Group designates such securities as financial assets at FVOCI, and measures them at fair value.

b.

Under Japanese GAAP, gains or losses on the sale of securities are recognized in profit or loss. Under IFRS, if an equity instrument is designated as a financial asset measured at FVOCI, the gains or losses on such equity instruments previously recognized in other comprehensive income are not subsequently recycled to profit or loss.

The effect of these adjustments is summarized as follows:

	(Millions of yen)
	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in other financial assets (non-current)	1,768	511
Increase in deferred tax liabilities (net of deferred tax assets)	416	467
Decrease in retained earnings	(4)	(1,281)
Increase in other components of equity	1,356	1,325

(Millions of yen)
For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Increase in finance costs	(2)

Decrease in profit for the year before income taxes	(2)
Decrease in income tax expenses	1

Decrease in net profit for the year	(1)
Decrease in total other comprehensive income for the year, net of taxes	(1,512)

Decrease in comprehensive income for the year	(1,513)

G. Employee benefits

a.

Upon transition to IFRS, obligations for paid vacations and sabbatical vacations and other long-term service benefits are recognized as other current and non-current liabilities. Such accruals are not required under Japanese GAAP.

b.

Under Japanese GAAP, actuarial gains and losses and past service costs of defined benefit obligations are recognized as other comprehensive income when incurred and recycled to profit or loss over the expected remaining service period of the employees. Under IFRS, actuarial gains and losses are recognized as other comprehensive income and are not recycled to profit or loss in a subsequent period. Further, under IFRS, past service costs expensed as incurred.

c.	Upon transition to IFRS, certain actuarial assumptions such as the discount rate or improvements in mortality rate are revised or added for the measurement of defined benefit obligations.

The effect of these adjustments is summarized as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in deferred tax assets (net of deferred tax liabilities)	838	617
Decrease in other non-current assets	(14)	(31)
Increase in other current liabilities	1,080	1,423
Increase in defined benefit liabilities	1,365	241
Increase in other non-current liabilities	217	271
Decrease in retained earnings	(3,638)	(2,201)
Increase in other components of equity	1,800	852

(Millions of yen)
For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Increase in cost of goods sold	(386)
Increase in selling, general and administrative expenses	(151)
Decrease in other operating expenses	1,223

Increase in profit for the year before income taxes	686
Increase in income tax expenses	(520)

Increase in net profit for the year	166
Increase in total other comprehensive income for the year, net of taxes	12

Increase in comprehensive income for the year	178

H. Revenue recognition

a.

Under Japanese GAAP, revenues associated with software updates of the in-car navigation products are recognized upon shipment of the products, together with the sale of such products. Under IFRS, revenue relating to software update services of in-car navigation products, which are separable from sale of such products, is recognized by reference to the stage of completion as the outcome of such service transactions can be reliably estimated. Revenue is measured at the fair value of the consideration received or receivable.

b.

Under Japanese GAAP, the Group recognizes certain revenues from sale of goods when goods are shipped from its warehouses. Under IFRS, the Group recognizes such revenues when the goods are delivered to the customer.

The effect of these adjustments is summarized as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Decrease in trade and other receivables	(103)	(29)
Increase in inventories	60	12
Increase in deferred tax assets	479	927
Decrease in trade and other payables	(236)	(156)
Increase in other current liabilities	754	1,360
Increase in other non-current liabilities	957	1,726
Decrease in retained earnings	(1,039)	(2,020)

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in revenue	(418)
Increase in cost of goods sold	(81)

Decrease in profit for the year before income taxes	(499)
Decrease in income tax expenses	155

Decrease in net profit for the year	(344)
Total other comprehensive income for the year, net of taxes	—

Decrease in comprehensive income for the year	(344)

I. Foreign currency translation differences of foreign operations

In adopting IFRS, the Group elected to use the exemption provided in IFRS and deemed the cumulative amount of foreign currency translation differences of foreign operations (included in other components of equity) to be zero on the date of transition to IFRS, with the entire amount reclassified to retained earnings.

The effect of this adjustment was summarized as follows:

		(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in retained earnings	3,790	3,790
Decrease in other components of equity	(3,790)	(3,790)

The cumulative amount of foreign currency translation differences under IFRS was 3,790 million yen which was different from that under Japanese GAAP due to differences in the scope of consolidation and other GAAP differences.

J. Income taxes

Under Japanese GAAP, the Group recognizes deferred tax assets in accordance with prescribed categories as per Japanese GAAP which determine the assessment of recoverability of deferred tax assets. Under IFRS, deferred tax assets are recognized to the extent that management determines it is probable that taxable profits will be available for the recovery tax losses and deductible temporary differences.

The effect of these adjustments is summarized as follows:

	(Millions of yen)

	As of April 1, 2016	As of March 31, 2018
(Consolidated statements of financial position)
Increase in deferred tax liabilities (net of deferred tax assets)	889	1,867
Decrease in retained earnings	(878)	(1,769)
Decrease in other components of equity	(11)	(98)

(Millions of yen)

For the year ended March 31, 2018
(Consolidated statements of profit or loss / Consolidated statements of comprehensive income)
Decrease in selling, general and administrative expenses	152

Increase in profit for the year before income taxes	152
Increase in income tax expenses	(1,362)

Decrease in net profit for the year	(1,210)
Decrease in total other comprehensive income for the year, net of taxes	(97)

Decrease in comprehensive income for the year	(1,307)

(7) Notes to reconciliation of cash flows for the year ended March 31, 2018

	(Millions of yen)

	Cash flows provided by operating activities	Cash flows used in investing activities	Cash flows used in financing activities
(Consolidated statements of cash flows)
Japanese GAAP	13,887	(12,357)	(2,203)
Adjustments	374	(403)	79

IFRS	14,261	(12,760)	(2,124)

Adjustments from Japanese GAAP to IFRS in the above table are primarily those related to (i) three entities classified as the Company’s subsidiaries under Japanese GAAP that are classified as joint ventures under IFRS, and (ii) development costs expensed under Japanese GAAP which are recognized as intangible assets under IFRS.

Appendix A

SHARE EXCHANGE AGREEMENT

Alps Electric Co., Ltd. (“Alps Electric”) and Alpine Electronics, Inc. (“Alpine”) enter into this Share Exchange Agreement (this “Agreement”) as follows on July 27, 2017 (the “Execution Date”).

Article 1	Share Exchange

Alps Electric and Alpine shall conduct a share exchange (the “Share Exchange”) in accordance with the provisions of this Agreement through which Alps Electric becomes a wholly owning parent company resulting from share exchange of Alpine and Alpine becomes a wholly owned subsidiary resulting from share exchange of Alps Electric, and Alps Electric shall acquire all of the issued shares of Alpine (excluding shares of Alpine held by Alps Electric; hereinafter the same applies in this Agreement).

Article 2	Trade Names and Addresses of the Wholly Owning Parent Company Resulting from Share Exchange and the Wholly Owned Subsidiary Resulting from Share Exchange

The trade names and addresses of Alps Electric (wholly owning parent company resulting from share exchange) and Alpine (wholly owned subsidiary resulting from share exchange) are as set out below.

(1)	Alps Electric (wholly owning parent company resulting from share exchange)

Trade Name: Alps Electric Co., Ltd.

Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan

(2)	Alpine (wholly owned subsidiary resulting from share exchange)

Trade Name: Alpine Electronics, Inc.

Address: 1-1-8, Nishi-Gotanda, Shinagawa-ku, Tokyo, Japan (scheduled to relocate to 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan on August 18, 2017)

Article 3	Shares Delivered upon the Share Exchange and Allotment Thereof

1.

Alps Electric shall, upon the Share Exchange, deliver to the shareholders of Alpine at the time (the “Record Time”) immediately before Alps Electric acquires all of the issued shares of Alpine by way of the Share Exchange (such shareholders mean the shareholders after the cancellation of treasury shares of Alpine pursuant to Article 9, excluding Alps Electric; hereinafter the “Shareholders Receiving Allotment”) the number of shares of Alps Electric calculated by multiplying the total number of shares of common stock of Alpine held by such shareholders by 0.68 in exchange for the shares of common stock of Alpine that are held by the Shareholders Receiving Allotment.

2.

With respect to the allotment of shares of common stock of Alpine to be delivered under the provisions of the preceding paragraph, Alps Electric shall allot shares of common stock of Alps Electric to the Shareholders Receiving Allotment at the ratio of 0.68 shares of common stock of Alps Electric per share of common stock of Alpine held by such shareholders (the “Share Exchange Ratio”).

3.

If the number of shares of common stock of Alps Electric to be delivered by Alps Electric to the Shareholders Receiving Allotment in accordance with the provisions of the preceding two paragraphs includes a fraction of less than one share, Alps Electric shall treat such fraction in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and ordinances.

App. A-1

Article 4	Amounts of Stated Capital and Capital Reserves of Alps Electric

The amounts of the stated capital and capital reserves of Alps Electric to be increased due to the Share Exchange are as set out below.

(1)	Amount of stated capital: 0 yen

(2)	Amount of capital reserves: Amount separately determined by Alps Electric pursuant to Article 39 of the Rules of Corporate Accounting

(3)	Amount of retained earnings reserves: 0 yen

Article 5	Stock Acquisition Rights Delivered upon the Share Exchange and Allotment Thereof

1.

Alps Electric shall, upon the Share Exchange, deliver to the holders of the stock acquisition rights listed in ① through ④ set out in Section 1 of the table below, which have been issued by Alpine at the Record Time, the stock acquisition rights of Alps Electric listed in ① through ④ in Section 2 of the table below, respectively, in the same number as the total number of such stock acquisition rights of Alpine held by such holders at the Record Time in place of the stock acquisition rights of Alpine.

	Section 1		Section 2
	Title	Terms	Title	Terms
①	Alpine Electronics, Inc. First Series of Stock Acquisition Rights	Set forth in Exhibit 1-1	Alps Electric Co., Ltd. Fifth Series of Stock Acquisition Rights	Set forth in Exhibit 1-2
②	Alpine Electronics, Inc. Second Series of Stock Acquisition Rights	Set forth in Exhibit 2-1	Alps Electric Co., Ltd. Sixth Series of Stock Acquisition Rights	Set forth in Exhibit 2-2
③	Alpine Electronics, Inc. Third Series of Stock Acquisition Rights	Set forth in Exhibit 3-1	Alps Electric Co., Ltd. Seventh Series of Stock Acquisition Rights	Set forth in Exhibit 3-2
④	Alpine Electronics, Inc. Fourth Series of Stock Acquisition Rights	Set forth in Exhibit 4-1	Alps Electric Co., Ltd. Eighth Series of Stock Acquisition Rights	Set forth in Exhibit 4-2

2.

With respect to the allotment of the stock acquisition rights to be delivered pursuant to the provisions of the preceding paragraph, Alps Electric shall allot to the holders of the stock acquisition rights listed in ① through ④ set out in Section 1 of the table in the preceding paragraph, which have been issued by Alpine at the Record Time, the stock acquisition rights of Alps Electric listed in ① through ④ in Section 2 of such table at the ratio of one stock acquisition rights of Alps Electric to one stock acquisition right of Alpine held by such holders of stock acquisition rights of Alpine.

Article 6	Effective Date

The date on which the Share Exchange becomes effective (the “Effective Date”) shall be January 1, 2019; provided, however, that if it is necessary for the progress of the procedures for the Share Exchange or for other reasons, the parties may change the date upon consultation and agreement.

Article 7	Approval of General Meeting of Shareholders

1.

Alps Electric shall conduct the Share Exchange without obtaining approval of this Agreement at the general meeting of shareholders stipulated in Article 795, paragraph (1) of the Companies Act in accordance with the provisions of the main text of Article 796, paragraph (2) of the Companies Act; provided, however, that if it is necessary to obtain approval of this Agreement at the general meeting of shareholders in accordance with the provisions of Article 796, paragraph (3) of the Companies Act, Alps Electric shall seek approval of this Agreement at the general meeting of shareholders no later than the day immediately prior to the Effective Date.

App. A-2

2.

Alpine shall hold an extraordinary general meeting of shareholders no later than the day immediately prior to the Effective Date, and seek approval of this Agreement at the general meeting of shareholders stipulated in Article 783, paragraph (1) of the Companies Act.

3.

If it is necessary for the progress of the procedures for the Share Exchange or for other reasons, the parties may change the procedures set out in the preceding two paragraphs upon consultation and agreement.

Article 8	Due Care of a Prudent Manager

1.

From the Execution Date until the Effective Date, Alps Electric and Alpine shall each conduct their respective businesses and manage and operate their respective property with the due care required of a prudent manager, and shall each cause their subsidiaries to conduct their own businesses and manage and operate their own property with the due care required of a prudent manager.

2.

From the Execution Date until the Effective Date, unless otherwise provided in this Agreement, if Alps Electric and Alpine themselves, or cause their subsidiaries to, conduct an act that has a material impact on their own property, rights or obligations or an act that has a material impact on the consummation of the Share Exchange or the Share Exchange Ratio, Alps Electric and Alpine shall discuss with each other and agree in advance.

3.

Unless otherwise provided in this Agreement, from the Execution Date until the Effective Date, if an event that may have a material impact on the property, rights or obligations of Alps Electric or Alpine or an event that may have a material impact on the consummation of the Share Exchange occurs or is found to exist, Alps Electric or Alpine shall immediately notify the other party to that effect as well as the details of such event.

Article 9	Cancellation of Alpine’s Treasury Shares

Alpine shall at the Record Time cancel all of its treasury shares it holds at the Record Time (including treasury shares acquired in response to any demands for purchase of shares that are exercised upon the Share Exchange by dissenting shareholders as prescribed in Article 785, paragraph (1) of the Companies Act) by the resolution of its board of directors held no later than the day immediately prior to the Effective Date.

Article 10	Other Reorganizations

Alps Electric and Alpine hereby acknowledge that on or after the Execution Date, Alps Electric and ALPS HD CO., LTD. (“ALPS HD”), which is to be established as a wholly-owned subsidiary of Alps Electric, will execute an absorption-type company split agreement (the “Absorption-type Company Split Agreement”) concerning the absorption-type company split (the “Absorption-type Company Split”), under which Alps Electric will be the company splitting and ALPS HD will be the company succeeding, and Alps Electric will have its rights and obligations concerning its businesses, other than those relating to group management and administration and the management of its assets, succeeded to by ALPS HD, and that the Absorption-type Company Split will take effect on April 1, 2019 on the condition that the Absorption-type Company Split Agreement will be approved at the ordinary general meeting of shareholders of Alps Electric scheduled to be held in late June 2018 and also approved at the general meeting of shareholders of ALPS HD to be held on or before the day immediately prior to the effective date of the Absorption-type Company Split defined in the Absorption-type Company Split Agreement.

Article 11	Amendment to this Agreement

For the period from the Execution Date to the Effective Date, if any event that materially changes the financial condition or operating condition of the other party or any event that materially interferes with the execution of

App. A-3

the Share Exchange occurs or is found to exist, or if it is otherwise significantly difficult to achieve the purpose of this Agreement, Alps Electric and Alpine may cancel this Agreement through consultation between the parties, or amend the conditions of the Share Exchange or other terms of this Agreement upon agreement of the parties.

Article 12	Effect of this Agreement

If (i) Alps Electric is unable to obtain approval at the general meeting of shareholders under the proviso of Article 7.1 above on or before the day immediately preceding the Effective Date where notices under Article 796, paragraph (3) of the Companies Act are issued by shareholders holding shares in the number prescribed in Article 197 of the Ordinance for Enforcement of the Companies Act, (ii) Alpine is unable to obtain approval at the general meeting of shareholders under Article 7.2 above on or before the day immediately preceding the Effective Date, (iii) the relevant governmental agencies and other authorities do not give approvals or other authorizations necessary to conduct the Share Exchange as prescribed in laws and ordinances (including, but not limited to, the case where the notification filed with the relevant governmental agencies and other authorities fails to take effect), or (iv) this Agreement is terminated in accordance with the preceding article, this Agreement shall cease to be effective.

Article 13	Governing Law and Jurisdiction

1.	This Agreement is governed by and construed in accordance with the laws of Japan.

2.	The Tokyo District Court shall have exclusive jurisdiction as the court of first instance with respect to any dispute arising between Alps Electric and Alpine in relation to this Agreement.

Article 14	Consultation in Good Faith

If any matter that is not provided in this Agreement or any doubt regarding interpretation of this Agreement arises, Alps Electric and Alpine shall consult with each other in good faith and resolve such matter or doubt in accordance with the purpose of this Agreement.

(The remainder of this page has been left blank.)

App. A-4

IN WITNESS WHEREOF, both parties have caused this Agreement to be signed and sealed in duplicate, and each party shall retain one original.

July 27, 2017

Alps Electric:
Alps Electric Co., Ltd.
1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Toshihiro Kuriyama, Representative Director and President

Alpine:
Alpine Electronics, Inc.
1-1-8, Nishi-Gotanda, Shinagawa-ku, Tokyo, Japan
Nobuhiko Komeya, Representative Director and President

App. A-5

Exhibit 1-1

Alpine Electronics, Inc. First Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Alpine Electronics, Inc. First Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 100 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

The amount to be paid in for each stock acquisition right shall be calculated through the Black-Scholes model on the Allotment Date. Such amount shall be the fair value of the stock acquisition right, and accordingly, in accordance with the provisions of Article 246, paragraph (2) of the Companies Act, the claim for remuneration held by the person who receives an allotment against the Company shall be set off against the amount to be paid in with respect to the stock acquisition rights (obligation).

App. A-6

5.	Exercise Period of Stock Acquisition Rights

August 6, 2014 to August 5, 2054

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director of the Company.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her heir may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

App. A-7

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

App. A-8

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by (y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

August 5, 2014

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. A-9

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company.

End

App. A-10

Exhibit 1-2

Alps Electric Co., Ltd. Fifth Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Alps Electric Co., Ltd. Fifth Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 68 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

No payment of money shall be required,

5.	Exercise Period of Stock Acquisition Rights

January 1, 2019 to August 5, 2054

App. A-11

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director (excluding non-executive directors and directors who are audit and supervisory committee members) of Alpine.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her hair may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

App. A-12

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by

App. A-13

(y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

January 1, 2019

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. A-14

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company or other departments that have jurisdiction.

End

App. A-15

Exhibit 2-1

Alpine Electronics, Inc. Second Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Alpine Electronics, Inc. Second Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 100 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

The amount to be paid in for each stock acquisition right shall be calculated through the Black-Scholes model on the Allotment Date. Such amount shall be the fair value of the stock acquisition right, and accordingly, in accordance with the provisions of Article 246, paragraph (2) of the Companies Act, the claim for remuneration held by the person who receives an allotment against the Company shall be set off against the amount to be paid in with respect to the stock acquisition rights (obligation).

App. A-16

5.	Exercise Period of Stock Acquisition Rights

August 5, 2015 to August 4, 2055

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director of the Company.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her hair may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

App. A-17

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

App. A-18

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by (y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

August 4, 2015

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. A-19

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company.

End

App. A-20

Exhibit 2-2

Alps Electric Co., Ltd. Sixth Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Alps Electric Co., Ltd. Sixth Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 68 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

No payment of money shall be required,

5.	Exercise Period of Stock Acquisition Rights

January 1, 2019 to August 4, 2055

App. A-21

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director (excluding non-executive directors and directors who are audit and supervisory committee members) of Alpine.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her hair may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

App. A-22

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by

App. A-23

(y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

January 1, 2019

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. A-24

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company or other departments that have jurisdiction.

End

App. A-25

Exhibit 3-1

Alpine Electronics, Inc. Third Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Alpine Electronics, Inc. Third Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 100 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

The amount to be paid in for each stock acquisition right shall be calculated through the Black-Scholes model on the Allotment Date. Such amount shall be the fair value of the stock acquisition right, and accordingly, in accordance with the provisions of Article 246, paragraph (2) of the Companies Act, the claim for remuneration held by the person who receives an allotment against the Company shall be set off against the amount to be paid in with respect to the stock acquisition rights (obligation).

App. A-26

5.	Exercise Period of Stock Acquisition Rights

July 20, 2016 to July 19, 2056

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director (excluding non-executive directors and directors who are audit and supervisory committee members) of the Company.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her hair may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

App. A-27

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

App. A-28

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by (y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

July 19, 2016

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. A-29

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company.

End

App. A-30

Exhibit 3-2

Alps Electric Co., Ltd. Seventh Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Alps Electric Co., Ltd. Seventh Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 68 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

No payment of money shall be required,

5.	Exercise Period of Stock Acquisition Rights

January 1, 2019 to July 19, 2056

App. A-31

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director (excluding non-executive directors and directors who are audit and supervisory committee members) of Alpine.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her hair may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

App. A-32

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by

App. A-33

(y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

January 1, 2019

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. A-34

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company or other departments that have jurisdiction.

End

App. A-35

Exhibit 4-1

Alpine Electronics, Inc. Fourth Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Alpine Electronics, Inc. Fourth Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 100 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

The amount to be paid in for each stock acquisition right shall be calculated through the Black-Scholes model on the Allotment Date. Such amount shall be the fair value of the stock acquisition right, and accordingly, in accordance with the provisions of Article 246, paragraph (2) of the Companies Act, the claim for remuneration held by the person who receives an allotment against the Company shall be set off against the amount to be paid in with respect to the stock acquisition rights (obligation).

App. A-36

5.	Exercise Period of Stock Acquisition Rights

July 21, 2017 to July 20, 2057

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director (excluding non-executive directors and directors who are audit and supervisory committee members) of the Company.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her hair may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

App. A-37

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

App. A-38

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by (y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

July 20, 2017

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. A-39

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company.

End

App. A-40

Exhibit 4-2

Alps Electric Co., Ltd. Eighth Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Alps Electric Co., Ltd. Eighth Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 68 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

No payment of money shall be required,

5.	Exercise Period of Stock Acquisition Rights

January 1, 2019 to July 20, 2057

App. A-41

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director (excluding non-executive directors and directors who are audit and supervisory committee members) of Alpine.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her hair may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

App. A-42

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by

App. A-43

(y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

January 1, 2019

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. A-44

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company or other departments that have jurisdiction.

End

App. A-45

Appendix B

Memorandum of Understanding Concerning the Amendments to the Share Exchange Agreement

This memorandum of understanding (this “MOU”) is made and entered into as follows by and between Alps Electric Co., Ltd. (“Alps Electric”) and Alpine Electronics, Inc. (“Alpine”) as of February 27, 2018 with respect to amendment of the share exchange agreement executed by and between Alps Electric and Alpine as of July 27, 2017 (the “Original Agreement”). Except for where provided for in this MOU, the definitions of terms in this MOU are in accordance with the provisions of the Original Agreement.

Article 1 Amendment of the Original Agreement

Alps Electric and Alpine agree to amend the Original Agreement as follows (underlining indicates amended portions).

Before Amendment	After Amendment

Article 10    Other Reorganizations

Alps Electric and Alpine hereby acknowledge that on or after the Execution Date, Alps Electric and ALPS HD CO., LTD. (“HoldCo”), which is to be established as a wholly-owned subsidiary of Alps Electric, will execute an absorption-type company split agreement (the “Absorption-type Company Split Agreement”) concerning the absorption-type company split (the “Absorption-type Company Split”), under which Alps Electric will be the company splitting and HoldCo will be the company succeeding, and Alps Electric will have its rights and obligations concerning its businesses, other than those relating to group management and administration and the management of its assets, succeeded to by HoldCo, and that the Absorption-type Company Split will take effect on April 1, 2019 on the condition that the Absorption-type Company Split Agreement will be approved at the ordinary general meeting of shareholders of Alps Electric scheduled to be held in late June 2018 and also approved at the general meeting of shareholders of HoldCo to be held on or before the day immediately prior to the effective date of the Absorption-type Company Split defined in the Absorption-type Company Split Agreement.

Article 10    Business Integration

1.     AlpsElectric and Alpine hereby acknowledge that, conditioned upon the Share Exchange coming into effect, Alps Electric and Alpine plan to carry out a business integration that involves reorganization into an operating holding company structure (the “Business Integration”) as of the Effective Date, after Alps Electric partially amends its Articles of Incorporation by obtaining the approval of its ordinary general meeting of shareholders scheduled to be held in late June 2018.

2.     AlpsElectric and Alpine shall hold discussions in good faith to determine the post-Business Integration management framework, organization, business operation model, and other fundamental matters in relation to the Business Integration.

Article 2 Effect of Other Provisions of the Original Agreement

Other than the matters provided in Article 1, the provisions of the Original Agreement will not be revised or amended in any way by the execution of this MOU, and will continue to have effect as previously set forth.

Article 3 Matters Not Provided For

Matters not provided for herein will be in accordance with the provisions of the Original Agreement.

[Rest of page left intentionally blank]

App. B-1

IN WITNESS WHEREOF, Alps Electric and Alpine have caused two copies of this MOU to be executed by affixing their names and seals hereto and each has retained one (1) original copy hereof.

February 27, 2018

Alps Electric:
Alps Electric Co., Ltd.
1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Toshihiro Kuriyama, Representative Director and President

Alpine:
Alpine Electronics, Inc.
1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Nobuhiko Komeya, Representative Director and President

App. B-2

Appendix C

Memorandum of Understanding Concerning the Amendments to the Share Exchange Agreement

This memorandum of understanding (this “MOU”) is made and entered into as follows by and between Alps Electric Co., Ltd. (“Alps Electric”) and Alpine Electronics, Inc. (“Alpine”) as of July 27, 2018 with respect to amendment of the share exchange agreement executed by and between Alps Electric and Alpine as of July 27, 2017 (including the amendments pursuant to the Memorandum of Understanding Concerning the Amendments to the Share Exchange Agreement dated February 27, 2018, the “Original Agreement”). Except for where provided for in this MOU, the definitions of terms in this MOU are in accordance with the provisions of the Original Agreement.

Article 1	Amendment of Article 3.2 of the Original Agreement

Alps Electric and Alpine agree to amend the first “Alpine” in Article 3.2 of the Original Agreement to “Alps Electric.”

Article 2	Amendment of Article 5 of the Original Agreement

Alps Electric and Alpine agree to amend Article 5 of the Original Agreement as follows (underlining indicates amended portions).

(Before Amendment)

1.

Alps Electric shall, upon the Share Exchange, deliver to the holders of the stock acquisition rights listed in ① through ④ set out in Section 1 of the table below, which have been issued by Alpine at the Record Time, the stock acquisition rights of Alps Electric listed in ① through ④ in Section 2 of the table below, respectively, in the same number as the total number of such stock acquisition rights of Alpine held by such holders at the Record Time in place of the stock acquisition rights of Alpine.

	Section 1		Section 2
	Title	Terms	Title	Terms
①	Alpine Electronics, Inc. First Series of Stock Acquisition Rights	Set forth in Exhibit 1-1	Alps Electric Co., Ltd. Fifth Series of Stock Acquisition Rights	Set forth in Exhibit 1-2
②	Alpine Electronics, Inc. Second Series of Stock Acquisition Rights	Set forth in Exhibit 2-1	Alps Electric Co., Ltd. Sixth Series of Stock Acquisition Rights	Set forth in Exhibit 2-2
③	Alpine Electronics, Inc. Third Series of Stock Acquisition Rights	Set forth in Exhibit 3-1	Alps Electric Co., Ltd. Seventh Series of Stock Acquisition Rights	Set forth in Exhibit 3-2
④	Alpine Electronics, Inc. Fourth Series of Stock Acquisition Rights	Set forth in Exhibit 4-1	Alps Electric Co., Ltd. Eighth Series of Stock Acquisition Rights	Set forth in Exhibit 4-2

2.

With respect to the allotment of the stock acquisition rights to be delivered pursuant to the provisions of the preceding paragraph, Alps Electric shall allot to the holders of the stock acquisition rights listed in ① through ④ set out in Section 1 of the table in the preceding paragraph, which have been issued by Alpine at the Record Time, the stock acquisition rights of Alps Electric listed in ① through ④ in Section 2 of such table at the ratio of one stock acquisition rights of Alps Electric to one stock acquisition right of Alpine held by such holders of stock acquisition rights of Alpine.

(After Amendment)

1.

Alps Electric shall, upon the Share Exchange, deliver to the holders of the stock acquisition rights listed in ① through ⑤ set out in Section 1 of the table below, which have been issued by Alpine at the Record Time,

App. C-1

the stock acquisition rights of Alps Electric listed in ① through ⑤ in Section 2 of the table below, respectively, in the same number as the total number of such stock acquisition rights of Alpine held by such holders at the Record Time in place of the stock acquisition rights of Alpine.

	Section 1		Section 2
	Title	Terms	Title	Terms
①	Alpine Electronics, Inc. First Series of Stock Acquisition Rights	Set forth in Exhibit 1-1	ALPS ALPINE CO., LTD. Sixth Series of Stock Acquisition Rights	Set forth in Exhibit 1-2
②	Alpine Electronics, Inc. Second Series of Stock Acquisition Rights	Set forth in Exhibit 2-1	ALPS ALPINE CO., LTD. Seventh Series of Stock Acquisition Rights	Set forth in Exhibit 2-2
③	Alpine Electronics, Inc. Third Series of Stock Acquisition Rights	Set forth in Exhibit 3-1	ALPS ALPINE CO., LTD. Eighth Series of Stock Acquisition Rights	Set forth in Exhibit 3-2
④	Alpine Electronics, Inc. Fourth Series of Stock Acquisition Rights	Set forth in Exhibit 4-1	ALPS ALPINE CO., LTD. Ninth Series of Stock Acquisition Rights	Set forth in Exhibit 4-2
⑤	Alpine Electronics, Inc. Fifth Series of Stock Acquisition Rights	Set forth in Exhibit 5-1	ALPS ALPINE CO., LTD. Tenth Series of Stock Acquisition Rights	Set forth in Exhibit 5-2

2.

With respect to the allotment of the stock acquisition rights to be delivered pursuant to the provisions of the preceding paragraph, Alps Electric shall allot to the holders of the stock acquisition rights listed in ① through ⑤ set out in Section 1 of the table in the preceding paragraph, which have been issued by Alpine at the Record Time, the stock acquisition rights of Alps Electric listed in ① through ⑤ in Section 2 of such table at the ratio of one stock acquisition rights of Alps Electric to one stock acquisition right of Alpine held by such holders of stock acquisition rights of Alpine.

Article 3	Amendment and Addition to Exhibits of the Original Agreement

1.	Alps Electric and Alpine agree to make the following amendments:

“Alps Electric Co., Ltd. Fifth Series of Stock Acquisition Rights” in Exhibit 1-2 of the Original Agreement to “ALPS ALPINE CO., LTD. Sixth Series of Stock Acquisition Rights”;

“Alps Electric Co., Ltd. Sixth Series of Stock Acquisition Rights” in Exhibit 2-2 of the Original Agreement to “ALPS ALPINE CO., LTD. Seventh Series of Stock Acquisition Rights”;

“Alps Electric Co., Ltd. Seventh Series of Stock Acquisition Rights” in Exhibit 3-2 of the Original Agreement to “ALPS ALPINE CO., LTD. Eighth Series of Stock Acquisition Rights”; and

“Alps Electric Co., Ltd. Eighth Series of Stock Acquisition Rights” in Exhibit 4-2 of the Original Agreement to “ALPS ALPINE CO., LTD. Ninth Series of Stock Acquisition Rights.”

2.	Alps Electric and Alpine agree to add Exhibit 5-1 attached to this MOU as Exhibit 5-1 of the Original Agreement and Exhibit 5-2 attached to this MOU as Exhibit 5-2 of the Original Agreement.

Article 4	Effect of Other Provisions of the Original Agreement

Other than the matters provided in the preceding three Articles, the provisions of the Original Agreement will not be revised or amended in any way by the execution of this MOU, and will continue to have effect as previously set forth.

Article 5	Matters Not Provided For

Matters not provided for herein will be in accordance with the provisions of the Original Agreement.

[Rest of page left intentionally blank]

App. C-2

IN WITNESS WHEREOF, Alps Electric and Alpine have caused two copies of this MOU to be executed by affixing their names and seals hereto and each has retained one (1) original copy hereof.

July 27, 2018

Alps Electric:
Alps Electric Co., Ltd.
1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Toshihiro Kuriyama, Representative Director and President

Alpine:
Alpine Electronics, Inc.
1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Nobuhiko Komeya, Representative Director and President

App. C-3

Exhibit 5-1

Alpine Electronics, Inc. Fifth Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Alpine Electronics, Inc. Fifth Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 100 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

The amount to be paid in for each stock acquisition right shall be calculated through the Black-Scholes model on the Allotment Date. Such amount shall be the fair value of the stock acquisition right, and accordingly, in accordance with the provisions of Article 246, paragraph (2) of the Companies Act, the claim for remuneration held by the person who receives an allotment against the Company shall be set off against the amount to be paid in with respect to the stock acquisition rights (obligation).

App. C-4

5.	Exercise Period of Stock Acquisition Rights

July 24, 2018 to July 23, 2058

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director (excluding non-executive directors and directors who are audit and supervisory committee members) of the Company.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her hair may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

App. C-5

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

App. C-6

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by (y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

July 23, 2018

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. C-7

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company.

End

App. C-8

Exhibit 5-2

ALPS ALPINE CO., LTD. Tenth Series of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

ALPS ALPINE CO., LTD. Tenth Series of Stock Acquisition Rights

2.	Class and Number of Shares to be Issued upon Exercise of Stock Acquisition Rights

The class of shares to be issued upon exercise of the stock acquisition rights shall be common stock of Alpine Electronics, Inc. (the “Company”), and the number of shares to be issued upon exercise of each stock acquisition right (the “Number of Shares Granted”) shall be 68 shares.

If the Company conducts a stock split (including an allotment without consideration (musho wariate) of shares of common stock of the Company; the same shall apply to all references to the stock split herein) or a stock consolidation of shares of common stock of the Company after the date on which the Company allots stock acquisition rights as set forth in Section 12 below (the “Allotment Date”), the Number of Shares Granted shall be adjusted by using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be issued upon exercise of the stock acquisition rights which have not been exercised at the time of the adjustment and fractions less than one (1) share resulting from the adjustment shall be rounded down:

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	x	Ratio of stock split or stock consolidation

The Number of Shares Granted after adjustment shall apply, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split (if the record date is not set, on and after its effective date) or, in the case of a stock consolidation, on and after its effective date; provided, however, that if the Company conducts a stock split on the condition that the proposal to decrease the amount of surplus and increase stated capital or reserve will be approved at a general meeting of shareholders of the Company, and the record date for such stock split is set to be any date on or before the close of such general meeting of shareholders, the Number of Shares Granted after adjustment shall apply on and after the day immediately following the close of such general meeting of shareholders.

In addition to the above, if the Company conducts a merger, company split or share exchange after the Allotment Date or if any other similar event occurs that makes it necessary to adjust the Number of Shares Granted, the Company may adjust the Number of Shares Granted as deemed necessary by the Board of Directors of the Company.

3.	Value of Property to be Contributed upon Exercise of Stock Acquisition Rights

The value of property to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of the relevant stock acquisition right, multiplied by the Number of Shares Granted.

4.	Method of Calculating Amount to be Paid in for Stock Acquisition Right

No payment of money shall be required.

5.	Exercise Period of Stock Acquisition Rights

January 1, 2019 to July 23, 2058

App. C-9

6.	Conditions for Exercise of Stock Acquisition Rights

①

A holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the ten (10) -day period (if the tenth day is a holiday, the following business day) from the day immediately following the date on which such holder loses his or her office as director (excluding non-executive directors and directors who are audit and supervisory committee members) of Alpine Electronics, Inc.

②

Notwithstanding the provisions of paragraph ① above, if the general meeting of shareholders of the company approves a proposal for the approval of a merger agreement under which the Company becomes a disappearing company, a proposal for the approval of a company split agreement or company split plan under which the Company becomes the company splitting, or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary (if a resolution of the general meeting of shareholders is not required, upon a resolution of the board of directors of the Company), a holder of the stock acquisition rights may exercise his or her stock acquisition rights only during the thirty (30) –day period from the day immediately following the date of such approval; provided, however, that this shall not apply to the case where stock acquisition rights of a reorganized company are to be delivered to the holders of stock acquisition rights in accordance with the matters related to the delivery of stock acquisition rights in connection with the reorganizations set forth in Section 10 below.

③	Each holder of the stock acquisition rights shall collectively exercise all of the stock acquisition rights allotted to himself or herself.

④	In the event of the death of the holder of the stock acquisition rights, his or her hair may exercise such stock acquisition rights.

⑤	Any other conditions shall be stipulated in the relevant “stock acquisition rights allotment agreement” to be entered into between the Company and each holder of the stock acquisition rights.

7.	Matters concerning Stated Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights

①

The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be half of the maximum limit of capital increase, as calculated in accordance with the Rules of Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

②

The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount calculated by deducting the amount of stated capital to be increased, as provided for in ① above, from the maximum limit of stated capital increase, as also provided for in ① above.

8.	Matters concerning Acquisition of Stock Acquisition Rights

If any of the proposals set forth in ①, ②, ③, ④ or ⑤ below is approved at a general meeting of shareholders of the Company (or, if a resolution of a general meeting of shareholders is not required, upon a resolution of the Board of Directors of the Company), the Company may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors of the Company:

①	Proposal for the approval of a merger agreement under which the Company will become a disappearing company;

②	Proposal for the approval of a company split agreement or company split plan under which the Company will become the company splitting;

③	Proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly owned subsidiary;

App. C-10

④

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of any shares issued or to be issued by the Company shall require the approval of the Company; and

⑤

Proposal for the approval of an amendment to the Articles of Incorporation in order to establish a provision providing that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of the Company or that the Company may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

9.	Restrictions on Acquisition of Stock Acquisition Rights through Transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is approved by a resolution of the Board of Directors of the Company.

10.	Matters concerning Delivery of Stock Acquisition Rights in connection with Reorganization

If the Company conducts a merger (limited to the case where the Company is disappearing due to the merger), an absorption-type or incorporation-type company split (in both cases, limited to the case where the Company becomes the company splitting), or a share exchange or transfer (in both cases, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Reorganization”), the Company shall, in each of the above cases, deliver stock acquisition rights of the relevant stock company from among those listed in “a” through “e” of Article 236, paragraph (1), item (viii) of the Companies Act (the “Reorganized Company”) to the holders of the stock acquisition rights remaining unexercised immediately before the effective date of the relevant Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Reorganization shall mean, in the case of an absorption-type merger, the date on which the merger becomes effective; in the case of a consolidation- type merger, the date of the establishment of a newly-incorporated company through such consolidation-type merger; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of the establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of the establishment of a wholly-owning parent company through such share transfer; the same shall apply hereinafter); provided, however, that the foregoing shall be on the condition that the delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in an absorption-type merger agreement, a consolidation-type merger agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

①	Number of stock acquisition rights of the Reorganized Company to be delivered

A number equal to the number of the Remaining Stock Acquisition Rights held by the holder of the stock acquisition rights shall be delivered to such holder.

②	Class of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

Common stock of the Reorganized Company

③	Number of shares of the Reorganized Company to be issued upon exercise of stock acquisition rights

To be determined in accordance with Section 2 above, taking into consideration, among other matters, the terms and conditions of the Reorganization.

④	Value of property to be contributed upon exercise of each stock acquisition right

The value of property to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after Reorganization set forth below by

App. C-11

(y) the number of shares of the Reorganized Company to be issued upon exercise of each of such stock acquisition rights as determined in accordance with ③ above. The exercise price after Reorganization shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of the delivered stock acquisition rights.

⑤	Exercise period of stock acquisition rights

From and including the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above or (y) the effective date of the Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in Section 5 above.

⑥	Matters concerning stated capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with Section 7 above.

⑦	Restrictions on acquisition of stock acquisition rights through assignment

The stock acquisition rights may not be acquired through assignment unless such acquisition is approved by the Reorganized Company.

⑧	Conditions for exercise of stock acquisition rights

To be determined in accordance with Section 6 above.

⑨	Provisions concerning acquisition of stock acquisition rights

To be determined in accordance with Section 8 above.

11.	Handling of Fractions Less than One (1) Share resulting from Exercise of Stock Acquisition Rights

If the number of shares to be acquired by the holders of the stock acquisition rights who have exercised their stock acquisition rights includes any fraction less than one (1) share, such fraction shall be rounded down.

12.	Allotment Date of Stock Acquisition Rights

January 1, 2019

13.	Treatment after Exercise of Stock Acquisition Rights

Immediately after the exercise procedure has been completed, the Company shall carry out the procedure necessary to have the shares acquired by a holder of the stock acquisition rights upon exercise of the stock acquisition rights entered or recorded in the account established by such holder of the stock acquisition rights under his or her name with the Financial Instruments Business Operator, etc. designated by the Company.

14.	Treatment of the Replacement of the Provisions of These Terms and Conditions of Stock Acquisition Rights and Other measures

If it becomes necessary to replace any of the provisions of these terms and conditions of the stock acquisition rights or to take other measures, the Company may amend these terms and conditions with respect to the handling of any related matters in a manner that the Company deems appropriate pursuant to the provisions of the Companies Act and in accordance with the objectives of the stock acquisition rights, and such amendment shall comprise a part of these terms and conditions.

App. C-12

15.	Public Notification of Terms and Conditions

The Company shall maintain a certified copy of these terms and conditions for the issuance of the stock acquisition rights at its head office and make such copy available to the holders of the stock acquisition rights for review during its business hours.

16.	Other

The decision of the details of the issuance and allotment of the stock acquisition rights, the performance and other handling of the procedures necessary to issue the stock acquisition rights, and any affairs necessary for the issuance of the stock acquisition rights shall be left entirely to the Human Resources Department of the Company or other departments that have jurisdiction.

End

App. C-13

Appendix D

Table of Proposed Amendments to the Articles of Incorporation of Alps Electric

(The underlined portions indicate amendments.)

Current Articles of Incorporation	After Amendments
Article 1 (Trade Name) The name of the Company shall be Alps Denki Kabushiki Kaisha, and in English ALPS ELECTRIC CO., LTD.	Article 1 (Trade Name) The name of the Company shall be Alps Alpine Kabushiki Kaisha, and in English ALPS ALPINE CO., LTD.

Article 2 (Purpose) The purpose of the Company shall be to engage in the following business activities:

Article 2 (Purposes)

The purposes of the Company shall be to engage in the following business activities and to control and manage the business activities of the companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following business activities, through holding shares and equity in those companies:

1.  Manufacture and sale of electronic and electrical machines and equipment as well as the components and materials therefor;

2.  Manufacture and sale of parts, components and materials used in information and communication equipment, business equipment, precision equipment, optical equipment, medical equipment, measurement equipment, control equipment, electrical equipment for power generation, power transmission and power distribution, and industrial electrical equipment;

3.  Manufacture and sale of parts and components used in automobiles and other transportation equipment;

4.  Manufacture, sale and lease of manufacturing machines and equipment, manufacturing systems and manufacturing system plants which are incidental to those mentioned in the preceding items;

5.  Provision of manufacturing technologies, processing technologies and other services which are incidental to those mentioned in the preceding items, and sale and licensing of intellectual properties related to those mentioned in the preceding items;

6.  Investment, study, research and development, consulting, real property lease and management, worker dispatch business, fee-charging

1.  Manufacture and sale of electronic and electrical machines and equipment as well as the components and materials therefor;

2.  Manufacture and sale of parts, components and materials used in information and communication equipment, business equipment, precision equipment, optical equipment, medical equipment, measurement equipment, control equipment, electrical equipment for power generation, power transmission and power distribution, and industrial electrical equipment;

3.  Manufacture and sale of parts and components used in automobiles and other transportation equipment;

4.     Manufactureand sale of sound and video recorders and reproducers and audio machines and equipment;

5.     Manufactureand sale of applied electronic machines and equipment for automobiles and office equipment;

6.     Manufactureand sale of electrical machines and equipment for transmitting and receiving data;

7.     Development,sale, import and export of software, and provision of information processing services;

8.  Manufacture, sale and lease of manufacturing machines and equipment, manufacturing systems and manufacturing system plants which are

App. D-1

Current Articles of Incorporation	After Amendments

employment placement business and human resources development business which are incidental to those mentioned in the preceding items; and

7.  All businesses which are incidental to those mentioned in the preceding items.

incidental to those mentioned in the preceding items;

9.  Provision of manufacturing technologies, processing technologies and other services which are incidental to those mentioned in the preceding items, and sale and licensing of intellectual properties related to those mentioned in the preceding items;

10.   Operationof facilities related to welfare, medical care, sport, cultural education and entertainment, and businesses related thereto;

11.   Transportationand warehouse business and service business related thereto;

12.  Investment, study, research and development, consulting, real property lease and management, worker dispatch business, fee-charging employment placement business and human resources development business which are incidental to those mentioned in the preceding items; and

13.  All businesses which are incidental to those mentioned in the preceding items.

Article 13 (Convocation)

(Omitted)

②  A general meeting of shareholders shall, except as otherwise provided by laws or ordinances, be convened by the director and chairman or the director and president in accordance with a resolution of the board of directors.

Article 13 (Convocation)

(No change)

②  A general meeting of shareholders shall, except as otherwise provided by laws or ordinances, be convened by the representative director in accordance with a resolution of the board of directors.

Article 14 (Chairman of Meetings)

The director and chairman or the director and president shall convene a general meeting of shareholders and act as the chairman thereof. If the director and chairman and the director and president are unable to so act, one of the other directors shall convene a general meeting of shareholders and act as the chairman thereof in accordance with the order of priority predetermined by a resolution of the board of directors.

Article 14 (Chairman of Meetings)

The representative director shall convene a general meeting of shareholders and act as the chairman thereof. If there is more than one representative director, one of them shall do so in accordance with the order of priority predetermined by a resolution of the board of directors. If all representative directors are unable to so act, one of the other directors shall convene a general meeting of shareholders and act as the chairman thereof in accordance with the order of priority predetermined by a resolution of the board of directors.

App. D-2

Current Articles of Incorporation	After Amendments
Article 19 (Number of Directors) The Company shall have no more than eighteen (18) directors (excluding directors who are audit and supervisory committee members).	Article 19 (Number of Directors) The Company shall have no more than eight (8) directors (excluding directors who are audit and supervisory committee members).

Article 23 (Convener and Chairman of the Board of Directors)

(Omitted)

②  The director and chairman or the director and president shall convene a meeting of the board of directors and act as the chairman thereof. If the director and chairman and the director and president are unable to so act, one of the other directors shall convene a meeting of the board of directors and act as the chairman thereof in accordance with the order of priority predetermined by a resolution of the board of directors.

Article 23 (Convener and Chairman of the Board of Directors)

(No change)

②  The representative director shall convene a meeting of the board of directors and act as the chairman thereof. If there is more than one representative director, one of them shall do so in accordance with the order of priority predetermined by a resolution of the board of directors. If all representative directors are unable to so act, one of the other directors shall convene a meeting of the board of directors and act as the chairman thereof in accordance with the order of priority predetermined by a resolution of the board of directors.

Article 24 (Representative Directors and Directors with Special Titles)

(Omitted)

②  The Company may, by a resolution of the board of directors, appoint one (1) director and chairman, director and deputy chairman, and director and president, respectively, and a few directors and deputy presidents, senior managing directors and managing directors.

Article 24 (Representative Director) (No change) (Deleted)

Article 29 (Liability Limitation Agreement with Directors)

Pursuant to the provisions of Article 427, Paragraph (1) of the Companies Act, the Company may enter into a liability limitation agreement with directors (excluding directors who execute business of the Company), which will limit the maximum amount of their liabilities for damages under Article 423, Paragraph (1) of the Companies Act to the amount set forth by laws and ordinances.

Article 29 (Limitation of Liability of Directors)

1.     Pursuantto the provisions of Article 426, Paragraph (1) of the Companies Act, the Company may, by a resolution of the board of directors, exempt directors (including former directors) from their liabilities for damages under Article 423, Paragraph (1) of the Companies Act to the extent permitted by laws and ordinances.

2.  Pursuant to the provisions of Article 427, Paragraph (1) of the Companies Act, the Company may enter into a liability limitation agreement with directors (excluding directors who execute business of the Company), which will limit the maximum amount of their liabilities for damages under Article 423, Paragraph (1) of the Companies Act to the amount set forth by laws and ordinances.

App. D-3

Current Articles of Incorporation	After Amendments

(Newly established)

CHAPTER V CORPORATE OFFICERS

Article 30 (Corporate Officers)

①     TheCompany may, by a resolution of the board of directors, appoint corporate officers.

②     Mattersconcerning corporate officers shall be governed by the Regulations of the Corporate Officers established by the board of directors.

CHAPTER V AUDIT AND SUPERVISORY COMMITTEE Article 30 to Article 32 (Provisions omitted)	CHAPTER VI AUDIT AND SUPERVISORY COMMITTEE Article 31 to Article 33 (Same as the current provisions)

CHAPTER VI FINANCIAL AUDITOR Article 33 to Article 34 (Provisions omitted)	CHAPTER VII FINANCIAL AUDITOR Article 34 to Article 35 (Same as the current provisions)

CHAPTER VII ACCOUNTS Article 35 to Article 38 (Provisions omitted)	CHAPTER VIII ACCOUNTS Article 36 to Article 39 (Same as the current provisions)

App. D-4

Appendix E

[Translation]

July 26, 2017

Board of Directors

Alpine Electronics, Inc.

1-1-8 Nishi-Gotanda, Shinagawa-ku, Tokyo

Yuko Araya

Head of Investment Banking (M&A Advisory)

SMBC Nikko Securities Inc.

1-5-1 Marunouchi, Chiyoda-ku, Tokyo

As to the planned share exchange between Alps Electric Co., Ltd. (“Alps Electric”) and Alpine Electronics, Inc. (“Alpine” or “you”), whereby Alpine is expected to become a wholly-owned subsidiary of Alps Electric, to take effect on January 1, 2019 (the “Transaction”), SMBC Nikko Securities Inc. (“Nikko” or “we”) has been requested by the board of directors of Alpine to express an opinion on the fairness of the Exchange Ratio (as defined below) from the financial viewpoint to the shareholders of common stock of Alpine other than its controlling shareholders, etc. (described as the “controlling shareholders and other persons prescribed in the Enforcement Regulations” as defined in Article 441-2 of the Tokyo Stock Exchange Securities Listing Regulations and in Article 436-3 of the Enforcement Regulations for the Tokyo Stock Exchange Securities Listing Regulations; the “Controlling Shareholders”). Pursuant to the share exchange agreement (the “Agreement”) which is scheduled to be executed between Alpine and Alps Electric on July 27, 2017, 0.68 shares of common stock of Alps Electric shall be given in return for each share of common stock of Alpine, other than shares held by Alps Electric (the “Exchange Ratio”).

In arriving at our opinion, we have, among other things:

(1)	Reviewed the financial information announced by Alpine and Alps Electric including their financial statements and other related information;

(2)	Reviewed the below materials, which Alpine prepared and submitted to Alps Electric, and interviewed key personnel of Alpine primarily about;

-	Business projections (FY2017 - FY2019)

-	Financial forecasts based on the above business projections

(3)	Reviewed the below materials, which Alps Electric prepared and submitted to Alpine, and interviewed key personnel of Alps Electric primarily about;

-	Business projections (FY2017 - FY2019)

-	Financial forecasts based on the above business projections;

(4)	Analyzed the market share prices and market trading activities for shares of the common stocks of both Alpine and Alps Electric and related matters;

(5)

Analyzed the publicly available financial data, market share prices and market trading activities of companies listed on securities exchange that we deemed generally comparable to Alpine and Alps Electric, respectively;

App. E-1

(6)	Reviewed a draft of the Agreement as of July 25, 2017;

(7)	Reviewed the due diligence reports prepared by the legal, accounting and tax experts retained by Alpine; and

(8)	Considered other facts and factors confirmed with Alpine and Alps Electric or found through general surveys, as deemed necessary or appropriate by Nikko.

In arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all information that we took into account in the consideration or was provided to us or was discussed with Alpine or Alps Electric or was publicly available or otherwise reviewed by or for us. We have not independently verified nor have we assumed responsibility or liability for independently verifying any such information or its accuracy or completeness and have assumed that both management of Alpine and Alps Electric are unaware of any fact or circumstance that would make such information inaccurate or misleading.

In arriving at our opinion, we have not conducted any independent assessment, appraisal, valuation or research (including environmental research for properties; same shall apply hereinafter) concerning the assets or liabilities of Alpine, Alps Electric, and affiliates of either of them (including derivative products, off-balance sheet assets and liabilities, and other contingent liabilities), let alone analysis and assessment of each asset item or each liability item, and we have not conducted independent verifications to see whether any such item actually exists; and we have not received any reports of appraisal, valuation, research, or verification regarding the actual existence of any such item. Nor have we conducted any credit evaluation for Alpine or Alps Electric under the applicable laws and regulations, concerning such matters as bankruptcy, insolvency or the like. As to the financial forecasts and other forecast information of Alpine and Alps Electric that we were provided, we took them as is as the basis of our analysis assuming that they were reasonably prepared or provided by Alpine and Alps Electric based on the best estimation and judgment of respective management, and that each of the financial conditions of Alpine and Alps Electric would change in accordance with the said forecasts. We have relied on the projections and related materials, without having conducted any independent research to verify them, in preparing our opinion. We note that we do not guarantee that the said forecasts regarding financial conditions and others are achievable, or that the actual results should approximate such forecasts. It is reasonably expected that the shares of common stock of Alpine would be delisted in accordance with the Listing Rules of Tokyo Stock Exchange after the completion of the Transaction, but we note that we did not take into account whether shares of common stock of Alps Electric might be delisted or not, and also that we did not take into account whether there would be any impact from such delisting on Alpine and Alpine’s shareholders as well as the degree of impact if any, in preparing our opinion. Further, in arriving at our opinion, we have assumed that all material information of Alpine and Alps Electric has been adequately disclosed, that all material information of Alpine and Alps Electric has adequately been reflected in the market price of their respective shares, and that there is no more material information yet to be announced or disclosed that could adversely affect the market price of Alpine or Alps Electric shares.

We are not legal, accounting or tax experts and have not independently conducted any verification or analysis concerning the legality and validity of the Transaction as well as concerning the adequacy in handling tax or accounting in arriving at our opinion, and we have assumed that the Transaction will be consummated properly and validly in accordance with all adequate procedures in terms of legal, accounting and tax. Also, we note that we did not take into account the impact in terms of tax from the Transaction on Alpine and other relevant parties in the Transaction.

We have also assumed that (i) all governmental, regulatory or other consents and approvals (contractual or otherwise) necessary to consummate the Transaction will be obtained during a period and under the terms that would never negatively affect the businesses and the expected profitability of Alpine and Alps Electric, (ii) the Transaction is a tax qualified share exchange in compliance with the Corporation Tax Act of Japan, and (iii) the Transaction will be consummated in accordance with all the terms and conditions set forth in the Agreement, without any waiver, amendment or change concerning all material conditions and agreements set forth in the

App. E-2

Agreement and the detail of rights and obligations related to the businesses (more specifically rights and obligations regarding the related assets, liabilities, contracts, employees, etc.) as presented by Alpine and Alps Electric. We were not obligated to conduct, and accordingly have not conducted, any independent verification concerning the above assumed points. We also have assumed that the executed version of the Agreement will not differ in any material respect from the draft of the Agreement reviewed by us.

Our opinion is based on the financial and capital markets, economic and other conditions as of the date hereof, and we rely on the information made available to us or information which we managed to obtain by the date hereof. Although our opinion might be affected by future changes in conditions, we do not assume any obligation to revise, change, or supplement our opinion. Also, our opinion does not include any inference or suggestion of our future opinion after the date hereof.

We have prepared and are submitting our opinion herewith in response to Alpine’s request. As a financial advisor to Alpine concerning the Transaction, we have received, and will receive fees from you for our services (the substantial part of such fees is contingent on the consummation of the Transaction). Alpine has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We and our affiliates may have conducted in the past, may be currently conducting or may conduct in the future, investment banking business, securities/financial instruments-related business, and commercial banking business for or with Alpine, Alps Electric, or affiliates of either of them, and may have received or in the future might receive fees for such services. In addition, we and our affiliates may trade the securities and various other financial instruments including derivatives of Alpine, Alps Electric, or affiliates of either of them, for our own account or for our customers’ accounts from time to time, and could own certain position relating to them in the ordinary course of our businesses. In the two years prior to the date hereof, we and our affiliates have provided certain services related to investment banking business, securities/financial instruments-related business, and commercial banking business to Alpine, Alps Electric, and affiliates of both, and received compensations for such services, none of which is relevant to the Transaction.

Our opinion does not express our view on the value or the level of market price of the common stock of Alpine and Alps Electric before and after the consummation of the Transaction. We are not requested to express our opinion on the facts or assumptions, including the financial forecasts of Alpine and Alps Electric, that constitute the foundation to determine the Exchange Ratio; also we are not requested to express our opinion on your corporate decision itself to execute and implement the Transaction (including its merits and demerits as compared with other business strategic alternatives or other types of deal scheme) as well as any terms or other aspects of the Transaction (other than the Exchange Ratio to the extent expressly specified herein), including the effectiveness of the proposed structure of the Transaction and on presence or absence of any better structure option(s) in terms of effectiveness, and on the merits and demerits of comparable structure options. Accordingly, we do not express our opinion on the points mentioned above. Also, we are not requested to analyze any transactions other than the Transaction or relative value of such other transactions, or to consider the fairness of the Transaction or the proposed Exchange Ratio to the holders of securities other than shares of common stock of Alpine as well as for the creditors and other interested parties of Alpine. Hence, we have not covered these aspects in our opinion. In addition, no opinion or view is expressed with respect to the fairness (in terms of financial aspect or otherwise) of the amount, nature or any other aspect of any compensation to be received by any of the officers, directors or employees of relevant parties of the Transaction as well as scope of such entitled persons, by comparison to the Exchange Ratio. Furthermore, we are not obligated by Alpine or by Alpine’s board of directors to solicit indications of interest or proposals from third parties in relation to the Transaction and we have not taken any such action. Also, we are not requested to express our opinion on any specifics of the documents and methods relating to the Transaction, other than on the Exchange Ratio as specifically covered in our opinion, so we have not included any opinion on such points.

We express no opinion or recommendation as to how the holders of common stock of Alpine should exercise their voting rights or other shareholders’ rights in connection with the Transaction; also this opinion does not constitute any solicitation or recommendation to shareholders or other interested parties of Alpine as to sale, purchase or any other matters related to shares of Alpine.

App. E-3

This opinion has been approved by a committee consisting of investment banking and other professionals in accordance with our internal policies and procedures. This opinion is exclusively for Alpine’s board of directors, only for the purpose of providing such board with the information to be referenced in considering the Exchange Ratio (the “Purpose”). Therefore, this opinion must not be used for any other purpose than the Purpose. This opinion, whether all or part thereof, may not be disclosed, referenced, referred to, communicated, used or otherwise made available to any third party, nor shall any public reference to Nikko be made, for any purposes whatsoever, without our prior consent in each instance. A reproduction, summary, attachment or citation of this opinion may be included if required in any disclosure document pursuant to laws or regulations provided that we have expressly approved all statements in any such documents relating to us or this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of common stock of Alpine other than the Controlling Shareholders, etc.

END

App. E-4

Appendix F

Written Report

To: Alpine Electronics, Inc.

July 26, 2017

Third-party Committee

Toshikazu Nakazawa	CPA, Blest Partners Inc. [seal]

Hideo Kojima	Audit and Supervisory Committee Member and Outside Director, Alpine Electronics, Inc. [seal]

Shunsuke Teragaki	Attorney-at-law, Nexpert Law Office [seal]

I.	Matters Covered in the Report

The Third-party Committee considered the following matters (the “Matters for Consideration”) with regard to the share exchange through which Alps Electric Co., Ltd. (“Alps Electric”) will become the wholly owning parent company and Alpine Electronics, Inc. (“Alpine”) will become the wholly owned subsidiary (the “Share Exchange”).

(a)	Whether the purpose of the Share Exchange is reasonable (including whether the Share Exchange will contribute to an increase in Alpine’s enterprise value);

(b)	Whether the fairness of the conditions of the Share Exchange (including the share exchange ratio (the “Share Exchange Ratio”)) has been ensured;

(c)	Whether attention has been paid to the interests of the minority shareholders of Alpine through fair procedures in the Share Exchange; and

(d)	Whether, in light of the above, the resolution by the board of directors of Alpine to execute the Share Exchange is not disadvantageous to the minority shareholders of Alpine

II.	Materials Considered by the Third-party Committee

The Third-party Committee took the following actions in examining the Matters for Consideration.

1.	Examination of the following documentation:

(1)

Document titled “Financial Analysis Report on the Share Exchange Ratio”, dated July 26, 2017, prepared by SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), and document titled “Levels of Premiums in Previous Cases (Share Exchange/Joint Share Transfer)”, also dated July 26, 2017, prepared by SMBC Nikko Securities

(2)	Document titled “Overview of the Transaction”, dated March 31, 2017, prepared by TMI Associates (“TMI”)

(3)	Document titled “Legal Investigation Report”, dated June 19, 2017, prepared by TMI

(4)	Document titled “Measures for Ensuring the Fairness of the Procedures”, dated July 6, 2017, prepared by TMI

(5)	Excel file titled “Business Plan”, dated May 29, 2017, prepared by Alps Electric

(6)	Document titled “GI Project: Background and Purpose – Supplementary Explanatory Materials”, dated July 12, 2017, prepared by Alpine

App. F-1

(7)	Documents titled “Project GI: Proposal for Share Exchange Ratio”, dated June 30, 2017, July 7, 2017, and July 14, 2017, prepared by Alps Electric

(8)	Excel file titled “Business Plan”, dated July 24, 2017, prepared by Alps Electric

2.	Hearing explanations from related persons:

As described below, the Third-party Committee received explanations from and held question-and-answer sessions with responsible officers and members of Alpine, responsible officers and members of Alps Electric, and various related persons from both SMBC Nikko Securities and TMI concerning the Share Exchange.

Moreover, the Third-party Committee posed a considerable number of additional questions on its response sheet, and in its meetings with Alpine, Alps Electric, SMBC Nikko Securities, and TMI concerning this Case, the Third-party Committee verified the content of the responses whenever necessary through oral Q&A, email, and other methods.

3.	Examination of other documentation deemed reasonably necessary or appropriate for the Matters for Consideration

III.	The Third-party Committee’s Final Opinion

The Third-party Committee’s opinion concerning the Matters for Consideration is as follows.

(a)	The Share Exchange is found to contribute to an increase in Alpine’s enterprise value, and the purpose of the Share Exchange is reasonable.

(b)	The fairness of the conditions of the Share Exchange has been ensured.

(c)	Attention has been paid to the interests of the minority shareholders of Alpine through fair procedures in the Share Exchange.

(d)	In light of (a) through (c) above, the resolution by the board of directors of Alpine to execute the Share Exchange is not disadvantageous to the minority shareholders of Alpine.

IV.	Overview of the Reasons for the Opinion, and the Details Examined

1.	On Whether the Share Exchange Is Found to Contribute to an Increase in Alpine’s Enterprise Value, and Whether the Purpose of the Share Exchange Is Found to Be Reasonable

(1)	Explanations Provided by Alpine

With regard to the specific details concerning the purpose of the Share Exchange and the enterprise value of Alpine, which is projected to increase through the Share Exchange, the Third-party Committee examined various documentation that was presented to it, as well as held question-and-answer sessions with Alpine. The content has been summarized as follows.

(a)

Since its founding in 1967 as a joint venture of Alps Electric and Motorola, Inc., Alpine has been expanding its business with a primary focus on car audio systems. While a relative newcomer in the industry, Alpine has developed unique products under a differentiation strategy and proactively proposed new customer value. Through such efforts, Alpine has established its brand as a premium brand, steadily elevated its market position, acquired leading customers overseas, and achieved corporate growth centered on an expansion of its OEM business with automobile manufacturers and an increase in sales from its car navigation and automotive display products.

(b)	Recent years have seen rapid developments in the transformation of cars into information terminals and the advancement of ADAS (Advanced Driver-Assistance Systems) and autonomous driving

App. F-2

technologies, as well as an expansion of services available on smartphones. This has led to environmental management issues, in that the automotive infotainment market has become polarized between high-performance system products for ADAS etc. on the one hand and commodity products linked to smartphones on the other. In addition, market and customer demand for Alpine’s products has changed, with the focus now on links with safety functions that utilize input devices, sensing devices, and other such equipment and on greater connectivity utilizing data communication modules. The business environment surrounding Alpine is thus expected to change drastically from a conventional hardware-driven business to a comprehensive car-oriented service business.

(c)

By contrast, Alps Electric was established in 1948 under the name Kataoka Electric Co., Ltd., and it develops, manufactures, and sells equipment such as input devices, sensing devices, and data communication modules. Yet today’s digital devices are constantly evolving, and Alps Electric’s areas of business are ever-changing, shifting dramatically from its traditional focus on household appliances and other consumer devices, to embracing domains such as vehicles, with their increasing electrification; mobile devices, as typified by smartphones; and even energy saving and healthcare. The scale of business itself has also expanded onto the global stage. Innovation in automotive technology has progressed in particular, as illustrated by driver assistance features, and in fiscal 2014, Alps Electric enjoyed net sales of JPY200 billion for its automotive business.

(d)

Under such circumstances, and given the ongoing electrification of vehicles in recent years, the Companies’ business domains involving automotive devices are continuing to converge, and the need for the Companies to collaborate is only rising. However, the fact that Alpine and Alps Electric are currently independent listed companies means that there are certain operational restrictions to their mutual collaboration in the areas of development, manufacturing, and sales, as well as their sharing of intellectual property rights, licenses, knowhow, and other similar assets. Eliminating these restrictions, while at the same time achieving more effective communication with customers, is therefore a pressing challenge for the Companies.

(e)

These activities are also crucial from the perspective of promoting growth by actively capitalizing on the changes in business environment that are envisioned for the automotive device market going forward. That is to say, in order for Alpine to adapt to the changes in (b) above and achieve sustainable continued growth, its key challenges are thought to be not only to streamline its existing business activities, but also to work on integrating core devices such as sensing devices and communication devices with software, create unique and high-added-value products centered on HMI (human machine interface) technology, and enhance its ability to propose attractive solutions to markets and customers, thereby improving its profitability and expanding its cockpit-related business and connected car-related business, along with other new domains.

(f)

With regard in particular to the automotive HMI business area, which is facing new trends such as autonomous driving, connected cars, EV, and sharing, these operational challenges could conceivably be dealt with by combining the input device, sensing device, and communication device technologies of Alps Electric – with its accumulated track record in consumer and automotive electronic components – with the navigation-centric output device development technologies, software development capabilities, and product planning abilities of Alpine, so as to develop various products and integrated HMI cockpit systems that seamlessly integrate electronic devices, software, and packaging. Consequently, Alpine will also be able to create, propose, and expand high-performance system products unique to the Alps Electric Group as an automotive HMI system integrator, and to achieve higher enterprise value by expanding into new business areas. Furthermore, with regard to its existing business areas, Alpine will be able to maintain and enhance its brand business and audio business which it has cultivated over many years, while also leveraging Alps Electric’s extensive customer channels to gain new customers and thereby accelerate its business growth.

(g)	Based on this understanding, Alpine shares Alps Electric’s view that fully integrating with Alps Electric and transitioning to a holding company structure will lead to the maximization of enterprise

App. F-3

value of the Alps Electric Group overall, and this view has led Alpine to confirm that implementing the Share Exchange is both reasonable and necessary.

(2)	Summary

With regard to the purpose of the Share Exchange that was verified in (1) above, the Third-party Committee examined and verified the validity of such purpose from various viewpoints, including the environment currently surrounding the Companies, particularly the demand for next-generation automotive-related products, the specific challenges premised on that demand, and the trends of rivals in the industry, as well as the nature of the technologies that constitute the Companies’ strengths, concrete examples of next-generation products using those technologies, the advantages of collaboration, and specific examples where independence in the capital relationship would pose a hindrance. As a result, the Third-party Committee determined that the Share Exchange would contribute to an increase in Alpine’s enterprise value, and also confirmed that there are sufficient reasonable grounds for implementing the Share Exchange at the present time and that the purpose of the Share Exchange is reasonable.

2.	On Whether the Fairness of the Conditions of the Share Exchange Has Been Ensured

(1)	The Financial Analysis Report on the Share Exchange Ratio and the Fairness Opinion Provided by SMBC Nikko Securities

According to the Financial Analysis Report on the Share Exchange Ratio obtained by Alpine from SMBC Nikko Securities, which is a third-party financial analysis agency independent from Alps Electric and Alpine and which has no special interest in the Share Exchange, the evaluation range, when the share value per one share of Alps Electric’s stock is taken to be 1, is between 0.51 and 0.53 according to the average market share price analysis, between 0.46 and 0.62 according to the comparable company analysis, and between 0.50 and 0.85 according to the discounted cash flow analysis (“DCF Analysis”); this Share Exchange Ratio exceeds the respective upper limits under the comparable company analysis and the market share price analysis, and is close to the median value of results obtained by DCF Analysis.

The Third-party Committee received explanations from SMBC Nikko Securities not only on the reasonableness of the calculation methods used in the Financial Analysis Report on the Share Exchange Ratio and of the Companies’ business plans on which the calculations were based, but also on the valuation of Alpine’s non-business assets etc., and the Third-party Committee additionally made its own independent examinations; the Third-party Committee found nothing that was deliberately contrived, nor did it discover anything unreasonable in what was used for calculating the Share Exchange Ratio.

Further, on July 26, 2017, SMBC Nikko Securities submitted to Alpine a written opinion stating that, subject to certain assumptions, the Share Exchange Ratio for the Share Exchange is fair to Alpine from a financial standpoint (the “Fairness Opinion”).

(2)	Level for the Share Exchange Ratio

Using the day immediately preceding the date on which this Written Report was submitted (July 25, 2017) as the reference date, the average final share prices for the Companies on the First Section of the Tokyo Stock Exchange for the most recent one-month period were JPY 3,213 for Alps Electric and JPY 1,688 for Alpine. Accordingly, the level of 1:0.68 as the exchange ratio for the Share Exchange constitutes a ratio that includes a premium of approximately 29.4%; compared to the levels of premiums in integrations by competitors which were made public in 2011 or thereafter, and which employed a joint share transfer or share exchange (plus corporate split) transaction structure, this ratio involves a considerably higher level of premium, and significantly exceeds the average premium values in those competitors’ cases.

App. F-4

(3)	Fairness of the Procedures in the Negotiation Process

As set forth in 3 below, the Third-party Committee found that the fairness of the procedures in the negotiation process for the Share Exchange has been ensured, and that the Share Exchange Ratio was determined in light of the results of these negotiations.

(4)	Summary

In light of the matters described above, the Third-party Committee has concluded upon careful examination that the fairness of the conditions of the Share Exchange has been ensured.

3.	On Whether Attention Has Been Paid to the Interests of the Minority Shareholders of Alpine Through Fair Procedures in the Share Exchange

(1)	Obtaining Advice etc. from Independent Outside Experts

In considering the Share Exchange, Alpine carefully considered various factors such as whether attention has been paid to the interests of the minority shareholders of Alpine through fair procedures in the Share Exchange, while obtaining advice from SMBC Nikko Securities (the financial advisor) and from TMI (the legal advisor), which are independent from both Alps Electric and Alpine.

(2)	Consultations and Negotiations by Alpine

In response to the Share Exchange Ratio offered by Alps Electric, Alpine presented to Alps Electric an exchange ratio that would serve as a counterproposal from the viewpoint of protecting its minority shareholders’ interests, and held multiple substantive discussions and negotiations in an effort to raise the Share Exchange Ratio, and in fact managed to obtain significant concessions.

(3)	Non-Involvement of Persons with a Special Interest in the Negotiation Process for the Share Exchange

Among the officers and employees of Alpine, Mr. Masataka Kataoka, who is serving concurrently as a director at Alps Electric, was not involved in the course of the consultations, considerations, or negotiations concerning the Share Exchange in his position at Alpine.

In addition, although Mr. Shinji Inoue, a director at Alpine, does not serve concurrently as a director at Alps Electric, he was a director at Alps Electric until June 2016; since it could not be confirmed that as of June 2016 Alpine had not begun considering the Share Exchange (including preliminary consideration), from the standpoint of precluding as much as possible the risk of conflicts of interest with the minority shareholders of Alpine, Mr. Inoue was not involved in the course of the consultations, considerations, or negotiations concerning the Share Exchange in his position at Alpine.

By contrast, Mr. Nobuhiko Komeya, Representative Director and President of Alpine, is not serving concurrently as a director at Alps Electric, and although he was a director at Alps Electric until June 2015, it was found that as of June 2015 Alpine had not begun considering the Share Exchange; in light of this fact, even if Mr. Komeya did participate in the course of the consultations, considerations, or negotiations concerning the Share Exchange in his position at Alpine, such involvement would not affect the fairness of the negotiation process for the Share Exchange.

Including the matters described above, there are no facts suggesting that the Alpine side had been affected by Alps Electric or a person with a special interest in Alps Electric in the course of the consultations, considerations, or negotiations concerning the Share Exchange.

(4)	Summary

In light of the above matters, the Third-party Committee has determined upon careful consideration that attention has been paid to the interests of the minority shareholders of Alpine through fair procedures in the Share Exchange.

App. F-5

4.	On Whether the Resolution by the Board of Directors of Alpine to Execute the Share Exchange Is Not Disadvantageous to Alpine’s Minority Shareholders

On the basis of 1 through 3 above and other matters, the Third-party Committee has determined upon careful consideration that the resolution by the board of directors of Alpine to execute the Share Exchange is not disadvantageous to the minority shareholders of Alpine.

End of document

App. F-6

Appendix G

SMBC NIKKO

Alpine Electronics, Inc.

Supplementary Simulation (Sensitivity Analysis)

SMBC Nikko Securities Inc.
February 26, 2018

SMBC NIKKO

Alpine Electronics, Inc. Supplementary Simulation (Sensitivity Analysis) SMBC Nikko Securities Inc. February 26, 2018

App. G-1

Important Note (1/2) Assumptions, Disclaimers and Qualifications regarding the Simulation (Sensitivity Analysis) Material- This simulation (sensitivity analysis) material (the "Material") has been prepared by SMBC Nikko Securities Inc. ("SMBC Nikko") for the sole purpose of providing reference information to Alpine Electronics, Inc. ("Alpine") to facilitate its deliberation regarding the share exchange through which, if consummated, Alps Electric Co., Ltd. ("Alps") will become the wholly-owning parent company and Alpine will become a wholly-owned subsidiary (the "Transaction").- The Material should be read as reference material to facilitate Alpine's examination regarding the impact of the revision of internal financial forecasts by Alpine and Alps as of February 9 and February 21, 2018, respectively, (the "February 2018 Internal Financial Forecasts") on the basis of SMBC Nikko's DCF analysis presented in its financial analysis report on the share exchange ratio for the Transaction submitted on July 26, 2017 (the "Financial Analysis Report"). The purpose of the Material is to provide, at the request of Alpine, the results of scenario-based simulations (sensitivity analyses) conducted by SMBC Nikko (the "Simulation"), in some cases using assumptions that differed from what is required under SMBC Nikko's policies and practices regarding financial analyses of exchange ratios. In particular, the Material or any information contained herein does not constitute an official financial analysis report associated with the Transaction and was prepared for reference purposes only without being subjected to SMBC Nikko's internal approval procedures required for the issuance of an official financial analysis report. SMBC Nikko does not guarantee the validity, accuracy or completeness of the Material, and shall not be responsible for any losses or damages whatsoever caused to Alpine or any third party for using the whole or part of the Material.- SMBC Nikko conducted the Simulation using assumptions, hypotheses, estimations and analytical methodologies which are not consistent with SMBC Nikko's standard policies and practices applied to the preparation of a financial analysis report regarding an exchange ratio or equity value. If SMBC Nikko prepares an official financial analysis report regarding an exchange ratio or equity value of Alpine or Alps with regard to the Transaction in the future, the results of such analysis could be different from those of the Simulation because its assumptions, hypotheses, estimations, analytical methodologies, financial forecasts, analyses and publicly available reports and other information could differ from those used in the Simulation.- The Material has not been prepared on the basis that it would be, or for the purpose of being, used by the board of directors of Alpine to make a decision concerning the Transaction, and is not a fairness opinion and does not express any opinion regarding the Transaction from a financial or any other points of view. The Material should not be regarded as an opinion or a recommendation regarding Alpine's judgment or decisions pertaining to the Transaction. Furthermore, the Material should not be considered as a solicitation or a recommendation to the shareholders of Alpine or any other persons concerning the sale or purchase of shares of Alpine or Alps or any other matters related to them.- The reference date for the Simulation for the Material is February 22, 2018 (market data reference date) and the Simulation was conducted based on the materials provided by Alpine on or before February 22, 2018.- Contents of the Material are based upon financial, economic, market and other conditions as of the reference date for the Simulation as well as information which SMBC Nikko obtained as of such date. The results of the Simulation would be different due to future changes in circumstances and assumptions.

App. G-2

Important Note (2/2) Assumptions, Disclaimers and Qualifications regarding the Simulation (Sensitivity Analysis) Material (cont.)- SMBC Nikko has assumed that the financial forecasts of Alpine, Alps and any of their affiliates and other materials that were provided to SMBC Nikko for use in the Material have been prepared by Alpine and Alps in accordance with reasonable and proper procedures. SMBC Nikko conducted the Simulation under certain assumptions based on such provided materials by relying on the accuracy and reasonableness of information contained therein. SMBC Nikko has not independently verified, and assumes no responsibility or obligation to conduct any research or examination to verify the accuracy, validity or feasibility of such assumptions.- SMBC Nikko has assumed that there are no undisclosed claims or liabilities including but not limited to those pertaining to lawsuits, disputes, environmental issues, tax-related matters, undisclosed contingencies or off-the-book liabilities concerning Alpine and Alps, and that there are no other undisclosed facts which could have a material impact on the Simulation.- The Material may not be disclosed to any third party including any shareholder(s) of Alpine without the prior approval of SMBC Nikko. The Material may not be used or submitted as evidence or as the basis of judgment for the exercise of any rights which shareholder(s) of Alpine may possess in relation to any petition, lawsuit or other proceeding related to the Transaction. The Material may not be used, quoted or referred to in any manner without the prior approval of SMBC Nikko. Even where the Material is disclosed to a third party with SMBC Nikko's prior approval, SMBC Nikko shall not be responsible for any losses or damages incurred by any third party arising from or associated with such quotation, filing or disclosure.- If a dispute in connection with the Material arises between Alpine and SMBC Nikko or between Alpine and/or SMBC Nikko and any of Alpines shareholders and/or any other third party, the exculpatory clause and the indemnification clause stipulated in the Financial Advisory Services Agreement concerning the Transaction entered into between Alpine and SMBC Nikko shall apply.- The copyright of the Material shall be retained by SMBC Nikko, and shall be protected under copyright laws of Japan and other countries as well as under all relevant treaties.

App. G-3

Exchange Ratio Simulation (Sensitivity Analysis) (1/2)Simulations under Different ScenariosSimulation Scenario WACC Operating Income in FY ending March 31, 2019 Exchange Ratio DCF Simulation 1 as of July 26, 2017 February 2018 Internal Financial Forecasts Operating Income 0.44 ~ 0.71DCF Simulation 2 as of July 26, 2017 Hypothetical Operating Income 0.46 ~ 0.73DCF Simulation 3 Updated February 2018 Internal Financial Forecasts Operating Income 0.45 ~ 0.74DCF Simulation 4 Updated Hypothetical Operating Income 0.47 ~ 0.77 Exchange Ratio 0.2 0.4 0.6 0.8 1.0DCF Simulation 1 0.44 0.71DCF Simulation 2 0.46 0.73DCF Simulation 3 0.45 0.74DCF Simulation 4 0.47 0.77 Agreed Share Exchange Ratio0.68 Note The Simulation reference date is February 22, 2018Assumptions for the Simulation- WACC WACC dated July 26, 2017: Based on the data used in the Financial Analysis Report. Updated WACC: Based on the results of analysis using 2L of comparable listed companies as of February 22, 2018.- Operating Income of Alpine in the fiscal year ending March 31, 2019 February 2018 Internal Financial Forecasts Operating Income: Based on the operating income in the February 2018 Internal Financial Forecasts. Hypothetical Operating Income: The upward adjustment of Alpines operating income for the fiscal year ending March 31, 2019 was not expected as of the reference date of the Simulation. However, in the interest of conducting conservative simulations, SMBC Nikko assumed, with Alpines consent, that Alpine operating income for the fiscal year ending March 31, 2019 would be (x) the Alpine operating income for the fiscal year ending March 31, 2019 as projected in the February 2018 Internal Financial Forecasts, increased by (y) the same percentage increase as the percentage increase in Alpine operating income for the fiscal year ending March 31, 2018 in the February 2018 Internal Financial Forecasts as compared to the Alpine July 2017 Internal Financial Forecasts.

App. G-4

Exchange Ratio Simulation (Sensitivity Analysis) (2/2) Sensitivity analysis on exchange ratios based on changes in Alpine's and Alps' operating income (after the projected period) DCF Simulation 1 Alpine's Operating Income (after the projected period) Alps' Operating Income (after the projected period) Percentage Change -10% 0% +10% +20% +30% +40% -10% 0.46 ~ 0.74 0.48 ~ 0.79 0.49 ~ 0.84 0.51 ~ 0.89 0.52 ~ 0.95 0.53 ~ 1.00 0% 0.43 ~ 0.66 0.44 ~ 0.71 0.46 ~ 0.75 0.47 ~ 0.80 0.48 ~ 0.85 0.50 ~ 0.90 +10% 0.40 ~ 0.60 0.41 ~ 0.64 0.43 ~ 0.68 0.44 ~ 0.72 0.45 ~ 0.77 0.46 ~ 0.81 +20% 0.38 ~ 0.55 0.39 ~ 0.59 0.40 ~ 0.62 0.41 ~ 0.66 0.42 ~ 0.70 0.44 ~ 0.74 +30% 0.36 ~ 0.51 0.37 ~ 0.54 0.38 ~ 0.58 0.39 ~ 0.61 0.40 ~ 0.65 0.41 ~ 0.68 +40% 0.34 ~ 0.47 0.35 ~ 0.50 0.36 ~ 0.53 0.37 ~ 0.57 0.38 ~ 0.60 0.39 ~ 0.63 DCF Simulation 3 Alpine's Operating Income (after the projected period) Alps' Operating Income (after the projected period) Percentage Change -10% 0% +10% +20% +30% +40% -10% 0.47 ~ 0.77 0.48 ~ 0.83 0.49 ~ 0.89 0.51 ~ 0.94 0.52 ~ 1.01 0.54 ~ 1.07 0% 0.43 ~ 0.69 0.45 ~ 0.74 0.46 ~ 0.79 0.47 ~ 0.85 0.49 ~ 0.90 0.50 ~ 0.95 +10% 0.40 ~ 0.63 0.42 ~ 0.67 0.43 ~ 0.72 0.44 ~ 0.77 0.45 ~ 0.81 0.47 ~ 0.86 +20% 0.38 ~ 0.58 0.39 ~ 0.62 0.40 ~ 0.66 0.41 ~ 0.70 0.43 ~ 0.74 0.44 ~ 0.79 +30% 0.36 ~ 0.53 0.37 ~ 0.57 0.38 ~ 0.61 0.39 ~ 0.64 0.40 ~ 0.68 0.41 ~ 0.72 +40% 0.34 ~ 0.49 0.35 ~ 0.53 0.36 ~ 0.56 0.37 ~ 0.60 0.38 ~ 0.63 0.39 ~ 0.67 Note: Red figures represent values based on the February 2018 Internal Financial Forecasts. The light blue cells include ranges that fall outside the share exchange ratio of 0.68.

App. G-5

Disclaimer This document proposes, analyzes, explains and/or verifies for your benefit and for the purpose of your internal use certain aspects, including feasibility, of a specific transaction in relation to subscription for or other transactions with respect to shares, bonds or other securities or advisory or brokerage work to be rendered in connection with M&Atransactions. Please be aware that this document or any presentation based on this document will not give rise to any contractual relationship between you and SMBC Nikko, and SMBC Nikko bears no legal liability or obligation to you or any third party who obtains this document. This document is prepared using information obtained from sources determined by SMBC Nikko to be reliable. SMBC Nikko, however, does not explicitly or implicitly guarantee the accuracy or completeness of the information set forth in this document. 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App. G-6

Appendix H

Written Report

(Regarding the Amendment to the Share Exchange Agreement)

To: Alpine Electronics, Inc.

February 26, 2018

Third-party Committee

Toshikazu Nakazawa	CPA, Blest Partners Inc. [seal]

Hideo Kojima	Audit and Supervisory Committee Member and Outside Director, Alpine Electronics, Inc. [seal]

Shunsuke Teragaki	Attorney-at-law, Nexpert Law Office [seal]

I. Matters Covered in the Report

With regard to the share exchange through which Alps Electric Co., Ltd. (“Alps Electric”) will become the wholly owning parent company and Alpine Electronics, Inc. (“Alpine”) will become the wholly owned subsidiary (the “Share Exchange”), the Third-party Committee submitted a written report to Alpine on July 26, 2017 (the “Original Written Report”), in which it offered an opinion to the effect that (a) the Share Exchange will contribute to an increase in the enterprise value of Alpine, and the purpose of the Share Exchange is reasonable; (b) the fairness of the conditions of the Share Exchange has been ensured; (c) attention has been paid to the interests of the minority shareholders of Alpine through fair procedures in the Share Exchange; and (d) in light of (a) to (c), the resolution by the board of directors of Alpine to execute the Share Exchange is not disadvantageous to the minority shareholders of Alpine.

The Share Exchange is to be made for the purpose of a business integration (the “Business Integration”) between Alpine and Alps Electric (together, the “Companies”); it was initially envisioned that the Business Integration would involve implementing an absorption-type company split (the “Absorption-type Company Split”) after the Share Exchange becomes effective, under which Alps Electric would have its rights and obligations concerning its businesses, other than those relating to group management and administration and the management of its assets, succeeded to by a company split preparation company, with Alps Electric switching to a pure holding company structure.

However, in light of the possibility that the Companies might choose not to carry out the Absorption-type Company Split, and instead decide to conduct a functional split after the Share Exchange becomes effective, whereby Alps Electric would become an operating holding company and introduce an in-house company system (hereinafter, the change to such method is referred to as the “Changes”), the Third-party Committee has examined the following matters (the “Matters for Consideration”).

(a)	Whether there would be any change to the content of the opinion expressed in the Original Written Report as a result of the Changes.

App. H-1

II. Materials Considered by the Third-party Committee

The Third-party Committee took the following actions in examining the Matters for Consideration.

1.	Examination of the following documentation:

(1)	Document titled “Partial (Method) Change to the Transaction Structure of the Business Integration”, dated February 2, 2018, prepared by Alpine

(2)	Document titled “Reference Materials”, dated February 2, 2018, prepared by SMBC Nikko Securities Inc. (“SMBC Nikko Securities”)

(3)

Document titled “Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company” prepared by Alpine and Alps Electric (draft)

(4)

“Memorandum of Understanding Concerning the Amendments to the Share Exchange Agreement” (the “Share Exchange Agreement Amendment MOU”) scheduled to be concluded between Alpine and Alps Electric on February 27, 2018 (draft)

2.	Hearing explanations from related persons:

The Third-party Committee received explanations from and held question-and-answer sessions with responsible staff members of Alpine as well as various related persons from SMBC Nikko Securities and TMI Associates (“TMI”) concerning the Changes.

3.	Examination of other documentation deemed reasonably necessary or appropriate for the Matters for Consideration

III. The Third-party Committee’s Final Opinion

The Third-party Committee’s opinion concerning the Matters for Consideration is as follows.

(a)	There would be no change to the content of the opinion expressed in the Original Written Report as a result of the Changes.

IV. Overview of the Reasons for the Opinion, and the Details Examined

1.	Reasons for the Changes etc.

(1)	Explanations Provided by Alpine

With regard to the reasons for the Changes etc., the Third-party Committee examined the various documentation that was presented to it, as well as held question-and-answer sessions with Alpine. The content has been summarized as follows.

(a)

Today’s automotive industry has entered a phase of tremendous transformation that is said to occur only once every 100 years. In particular, the four domains which are referred to as CASE (Connected, Autonomous, Shared, Electric) are seeing, in a short period of time, major changes that are unparalleled by other industries, such as a constant connection to the Internet (Connected), autonomous driving (Autonomous), automobile sharing services (Shared), and a shift toward electrification in vehicles such as with hybrid cars and electric vehicles (Electric). As represented by the entry of IT companies into the automobile industry, M&A and alliance activities beyond the framework of the automotive industry have been accelerating at an unprecedented pace.

(b)

The Companies have continued conversations with their own automotive OEM customers even after the announcement of the Business Integration. In the course of such conversations with automotive OEM customers, the Companies have realized that the overall trend in the automotive industry of concentrating management resources on the CASE domain will continue in fiscal 2018 and beyond,

App. H-2

and that suppliers of human machine interfaces (HMIs) and other similar products like Alps Electric and Alpine are expected, even more than the Companies thought when they started considering the Business Integration, not only to supply mere electronic components and module products but also to propose HMI systems used in the entire vehicle.

(c)

In light of such a dramatically changing environment surrounding the automotive market, developing new products that integrate the Companies’ strengths and accelerating time-to-market has become a pressing issue for the Companies. The Companies believe that the acceleration of the Business Integration and the steady realization of synergistic effects will allow the Companies to promptly address those issues and meet customers’ expectations.

(d)

To that end, it is important for the Companies to distribute management resources efficiently, create new business domains, develop new technologies and implement other initiatives at an accelerated pace. It is particularly vital to provide customers with solutions centered on system integration products leveraging the Companies’ core device technologies, system design capabilities, and software development capabilities. In order to steadily realize these results, it is essential to ensure a system that allows flexible and timely personnel transfers and clear reporting lines between the departments in charge of the common functions of the Companies and the departments in charge of the Companies’ joint businesses. Accordingly, the Companies concluded that it would be desirable to adopt an operating holding company structure which enables the personnel involved in those departments to belong to a single entity.

(e)

The Companies believe that, under the operating holding company structure after the Changes, it will be possible to retain the personnel of the departments in charge of the common functions of the Companies and the personnel of the departments in charge of the Companies’ joint businesses within the operating holding company, a single entity, and it would be possible to realize steadily the integration effects in the automotive businesses which thus far have belonged to each of the Companies. Furthermore, the Companies also believe that the acceleration of the Business Integration will contribute to the steady establishment of new businesses in the EHII (Energy, Healthcare, Industry, and IoT (Internet of Things)) and other markets.

(f)

Meanwhile, the Companies believe that, while integrating the functions that need to be integrated, it is also important to ensure the continued autonomy of the businesses of Alps Electric and Alpine after the Business Integration, and to ensure prompt and strong-minded decision-making based on clear and fair procedures by separating the management supervision and business execution functions. To this end, the Companies have judged that it is desirable to adopt, under an operating holding company structure, an in-house company system to ensure the autonomy of the businesses, as well as a corporate officer system to separate the management supervision and business execution functions.

(g)

Specifically, under an operating holding company structure and an in-house company system, the Companies will concentrate their personnel in each of their respective administration departments (human resources, general affairs, accounting, and legal departments) and the departments in charge of strategy and planning, including the global business planning departments, in Alps Electric (the company name from the Reorganization Date: “ALPS ALPINE CO., LTD.”). At the same time, the Companies will establish “Alps Company,” which will mainly be engaged in the electronic components business, and “Alpine Company,” which will mainly be engaged in the automotive infotainment business, and promote the collaboration of the Companies. In addition, by transferring the personnel involved in the Companies’ joint businesses from Alpine to ALPS ALPINE CO., LTD., within the context of Alpine Company, the Companies will promote co-creation projects to develop new technology domains that the Companies are currently working on, and otherwise integrally operate the Companies’ businesses in which synergistic effects are expected to be realized. The Companies also plan to take such measures as separating the management supervision and business execution functions, by appointing some of the current directors of the Companies as the directors of ALPS ALPINE CO., LTD. so as to have them supervise the businesses of the entire Alps Electric group and

App. H-3

also adopting a corporate officer system in ALPS ALPINE CO., LTD. so as to have the corporate officers operate Alps Company and Alpine Company, respectively. In addition, the Companies will establish an “integrated corporate officer committee” which will traverse across the two in-house companies and strengthen the business strategy functions of the Companies after the Business Integration.

(h)

The Companies had planned to adopt a pure holding company structure and to name the holding company ALPS HD CO., LTD. after the Business Integration. However, in adopting an operating holding company structure, the Companies believed it would be important to put a better sense of unity in the company name for further growth and a new challenge, namely, the integration of the Companies’ strength and brand power, and started another series of discussions between them. As a result, the Companies decided to name the holding company ALPS ALPINE CO., LTD. instead of ALPS HD CO., LTD.

(2)	Summary

As described above, the Third-party Committee confirmed and verified the purpose of the Business Integration, the environment currently surrounding the Companies centering on the automotive market, and the circumstances that led to and reasons for the Changes. As a result, it is found that the Share Exchange presupposing the Changes will contribute to an increase in the enterprise value of Alpine.

2.	Impact of the Changes on the Share Exchange Ratio

(1)	Explanations Provided by SMBC Nikko Securities

In determining whether the Changes would affect the fairness of the share exchange ratio (the “Share Exchange Ratio”) agreed upon in the share exchange agreement concluded between the Companies on July 27, 2017 (the “Share Exchange Agreement”), the Third-party Committee not only reviewed the various written documents that were presented to it, but also held question-and-answer sessions with SMBC Nikko Securities, which submitted the Financial Analysis Report on the Share Exchange Ratio (the “Financial Analysis Report”) to Alpine on July 26, 2017 as a third-party financial analysis agency independent from the Companies and a person having no special interest in the Share Exchange. The content thereof has been summarized as follows.

(a)

In the financial forecasts of the Companies that were used as the basis for the calculation using the discounted cash flow analysis (“DCF Analysis”) in the Financial Analysis Report, the implementation of the Share Exchange was not assumed.

(b)	Accordingly, the Changes do not have an impact on the Companies’ financial forecasts that were the basis for the calculation of the Share Exchange Ratio.

(2)	Summary

In light of the above explanations and of such matters as the calculation by DCF Analysis in the cases of other companies, it has been confirmed upon careful consideration that the Changes do not have an impact on the Companies’ financial forecasts that were the basis for the calculation of the Share Exchange Ratio.

3.	Fairness of the Procedures

(1)	Obtaining Advice etc. from Independent Outside Experts

In considering the Changes, Alpine carefully considered various factors such as whether attention has been paid to the interests of the minority shareholders of Alpine through fair procedures, while obtaining advice from SMBC Nikko Securities (the financial advisor) and TMI (the legal advisor), which are independent from both Alps Electric and Alpine.

App. H-4

(2)	Non-Involvement of Persons with a Special Interest in the Negotiation Process for the Changes

As in the course of the consultations, considerations, and negotiations concerning the Share Exchange, likewise there are no facts suggesting that the Alpine side was affected by Alps Electric or a person with a special interest in Alps Electric in the course of the consultations, considerations, and negotiations concerning the Changes.

(3)	Summary

In light of the above matters, the Third-party Committee has determined upon careful consideration that attention has been paid to the interests of the minority shareholders of Alpine through fair procedures with regard to the Changes.

4.	Conclusion

On the basis of 1 through 3 above and other matters, the Third-party Committee has determined upon careful consideration that the resolution by the board of directors of Alpine to execute the “Share Exchange Agreement Amendment MOU” for making amendments to the Share Exchange Agreement which are necessitated by the Changes is not disadvantageous to the minority shareholders of Alpine, and there is no change to the content of the opinion expressed in the Original Written Report.

End of document

App. H-5

Appendix I

Written Report

(Regarding the Impact of the January 2018 Revised Alpine Forecasts on the Share Exchange Ratio)

To: Alpine Electronics, Inc.

February 26, 2018

Third-party Committee

Toshikazu Nakazawa	CPA, Blest Partners Inc. [seal]

Hideo Kojima	Audit and Supervisory Committee Member and Outside Director, Alpine Electronics, Inc. [seal]

Shunsuke Teragaki	Attorney-at-law, Nexpert Law Office [seal]

I.	Matters Covered in the Report

With regard to the share exchange through which Alps Electric Co., Ltd. (“Alps Electric”) will become the wholly owning parent company and Alpine Electronics, Inc. (“Alpine”) will become the wholly owned subsidiary (the “Share Exchange”), the Third-party Committee submitted a written report to Alpine on July 26, 2017 (the “Original Written Report”), in which it offered an opinion to the effect that (a) the Share Exchange will contribute to an increase in the enterprise value of Alpine, and the purpose of the Share Exchange is reasonable; (b) the fairness of the conditions of the Share Exchange has been ensured; (c) attention has been paid to the interests of the minority shareholders of Alpine through fair procedures in the Share Exchange; and (d) in light of (a) to (c), the resolution by the board of directors of Alpine to execute the Share Exchange is not disadvantageous to the minority shareholders of Alpine.

As announced in the press release titled “Notice of Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018” dated January 30, 2018, Alpine revised its full-year consolidated earnings forecasts for the fiscal year ending March 31, 2018 (April 1, 2017 to March 31, 2018) (the “Revisions to Earnings Forecasts”); consequently, with respect to the analysis of the share exchange ratio agreed upon in the Share Exchange Agreement (the “Share Exchange Ratio”), with a view to taking a cautious approach in consummating the Share Exchange, Alpine conducted an examination (the “Examination”), based on the most recent financial forecasts of Alpine and Alps Electric (together, the “Companies”), of the impact that the Revisions to Earnings Forecasts would have on the financial forecasts of each of the Companies (the “Companies’ Financial Forecasts”), which were used as conditions underlying the discounted cash flow analysis (“DCF Analysis”) conducted by Alpine’s third-party financial advisor SMBC Nikko Securities Inc. (“SMBC Nikko Securities”).

As part of the Examination, the Third-party Committee considered the following matters (the “Matters for Consideration”) at Alpine’s request.

(a)	Whether there would be any change to the content of the opinion expressed in the Original Written report as a result of the Revisions to Earnings Forecasts.

App. I-1

II.	Materials Considered by the Third-party Committee

The Third-party Committee took the following actions in examining the Matters for Consideration.

1.	Examination of the following documentation:

(1)

“Notice of Differences between Earnings Forecasts and Actual Financial Results for First Six Months of Fiscal Year Ending March 31, 2018, and Revisions to Full-Year Earnings Forecasts”, dated October 30, 2017, prepared by Alpine

(2)

“Notice of Differences between Earnings Forecasts and Actual Financial Results for First Six Months of Fiscal Year Ending March 31, 2018, and Revisions to Full-Year Earnings Forecasts”, dated October 30, 2017, prepared by Alps Electric

(3)	“Notice of Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018”, dated January 30, 2018, prepared by Alpine

(4)	“Official Announcement Regarding Revisions to Financial Results Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2018”, dated January 30, 2018, prepared by Alps Electric

(5)	Document titled “Most Recent Business Plan (Impact of Earnings Information Revision)”, dated February 9, 2018, prepared by Alpine

(6)	Materials pertaining to the most recent financial forecasts for the period from the fiscal year ending March 31, 2018 through the fiscal year ending March 31, 2020 prepared by Alps Electric

(7)	Materials pertaining to the most recent financial forecasts for the period from the fiscal year ending March 31, 2018 through the fiscal year ending March 31, 2020 prepared by Alpine

2.	Hearing explanations from related persons:

The Third-party Committee received explanations from and held question-and-answer sessions with responsible staff members of Alpine, responsible staff members of Alps Electric, and various related persons from SMBC Nikko Securities and TMI Associates (“TMI”) concerning the Revisions to Earnings Forecasts and other matters.

Moreover, the Third-party Committee posed a considerable number of additional questions on its response sheet, and in its exchanges with Alpine, Alps Electric, SMBC Nikko Securities, and TMI concerning this Case, the Third-party Committee verified the content of the responses whenever necessary through oral Q&A, email, and other methods.

3.	Examination of other documentation deemed reasonably necessary or appropriate for the Matters for Consideration

III.	The Third-party Committee’s Final Opinion

The Third-party Committee’s opinion concerning the Matters for Consideration is as follows.

(a)	There would be no change to the content of the opinion expressed in the Original Written report as a result of the Revisions to Earnings Forecasts.

IV.	Overview of the Reasons for the Opinion, and the Details Examined

1.	On Whether the Fairness of the Conditions of the Share Exchange Has Been Ensured

(1)	Examination of the Most Recent Financial Forecasts

Given that Alps Electric also revised, on the same date as the Revisions to Earnings Forecasts, its full-year earnings forecasts (the “Alps Electric Revisions to Earnings Forecasts”) as announced in the press

App. I-2

release titled “Official Announcement Regarding Revisions to Financial Results Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2018”, dated January 30, 2018, from the perspective of re-examining the fairness of the conditions of the Share Exchange in conjunction with the Revisions to Earnings Forecasts, it is believed that the examination of not only Alpine’s most recent financial forecasts reflecting the Revisions to Earnings Forecasts but also of Alps Electric’s most recent financial forecasts incorporating the Alps Electric Revisions to Earnings Forecasts is necessary.

With respect to the most recent financial forecasts of the Companies reflecting the Revisions to Earnings Forecasts and the Alps Electric Revisions to Earnings Forecasts, the Third-party Committee received explanations from and held question-and-answer sessions with the Companies in conducting its examination; the Third-party Committee found nothing that was deliberately contrived nor did it discover anything unreasonable about any of the most recent financial forecasts.

As it was apparent that an average market share price analysis would be unsuitable as a method for examining the impact of the Companies’ Financial Forecasts, and that under a comparable company analysis, the Companies’ Financial Forecasts would have little impact, these analyses were excluded from the Examination.

(2)	Explanations Provided by SMBC Nikko Securities

In conducting its examination, the Third-party Committee received explanations from, and held question-and-answer sessions with, SMBC Nikko Securities, which is a third-party financial analysis agency independent from Alps Electric and Alpine and which has no special interest in the Share Exchange, on the results of simulations conducted using DCF Analysis on the basis of reasonably expected assumptions, and employing the Companies’ most recent financial forecasts reflecting the Revisions to Earnings Forecasts and the Alps Electric Revisions to Earnings Forecasts as underlying conditions.

This examination did not reveal anything that was deliberately contrived nor did it discover anything unreasonable with respect to the simulations run by SMBC Nikko Securities. The results of these simulations showed—given that Alpine’s financial forecast would change in light of the Revisions to Earnings Forecasts, as would Alps Electric’s financial forecast in light of the Alps Electric Revisions to Earnings Forecasts—that even if the simulation is performed concerning the share exchange ratio on the basis of whichever of the reasonably expected assumptions while employing the Companies’ most recent financial forecasts reflecting their respective revisions as underlying conditions, the results of the simulation sufficiently support the results of DCF Analysis as set out in the financial analysis report concerning the share exchange ratio submitted by SMBC Nikko Securities to Alpine on July 26, 2017.

(3)	Summary

In light of the matters described above, the Third-party Committee has concluded upon careful consideration that the impact of the Revisions to Earnings Forecasts on the Companies’ Financial Forecasts does not make it necessary for Alpine to request that Alps Electric revise the Share Exchange Ratio.

2. Fairness of the Procedures

(1)	Obtaining Advice etc. from Independent Outside Experts

In conducting the Examination, Alpine carefully considered various factors such as whether attention has been paid to the interests of the minority shareholders of Alpine through fair procedures, while obtaining advice from SMBC Nikko Securities (the financial advisor) and from TMI (the legal advisor), which are independent from both Alps Electric and Alpine.

(2)	Non-Involvement of Persons with a Special Interest in the Course of the Examination

As in the course of the consultations, considerations, and negotiations concerning the Share Exchange, likewise there are no facts suggesting that the Alpine side was affected by Alps Electric or a person with a special interest in Alps Electric in the course of the Examination.

App. I-3

(3)	Summary

In light of the above matters, the Third-party Committee has determined upon careful consideration that attention has been paid to the interests of the minority shareholders of Alpine through fair procedures with regard to the Examination.

3. Conclusion

On the basis of 1 and 2 above and other matters, the Third-party Committee has determined upon careful consideration that there is no change to the content of the opinion expressed in the Original Written Report as a result of the Revisions to Earnings Forecasts.

End of document

App. I-4

Appendix J

SMBC NIKKO

Alpine Electronics, Inc.

Financial Analysis Report

SMBC Nikko Securities Inc.

September 26, 2018

SMBC NIKKO

App. J-1

Table of Contents

I Results of Analysis of the Exchange Ratio	4
II Financial Analysis of Equity Value	5
II – i Market Share Price Analysis	5
II – ii Comparable Company Analysis	6
II – iii DCF Analysis	7

SMBC NIKKO

App. J-2

Important Notice (1/3)

Summary of the Transaction

- Alpine Electronics, Inc. ("Alpine") is considering conducting a share exchange through which Alps Electric Co., Ltd. ("Alps") will become the wholly-owning parent company for Alpine, which will become a wholly-owned subsidiary (the "Transaction").

Purpose of this Report

Reference Date

- The analysis reference date for the Report is September 25, 2018 (market data reference date).
- The contents of the Report are based upon financial, economic, market and other conditions as of the analysis reference date as well as materials and information which SMBC Nikko obtained as of such date. SMBC Nikko does not assume any obligation to revise, change or supplement the contents of the Report although the contents might be affected by changes in conditions after the analysis reference date.

SMBC Nikko's Engagement

- SMBC Nikko has prepared the Report and provided other services in connection with the Transaction pursuant to the financial advisory services agreement (the "Agreement") concerning the Transaction entered into between Alpine and SMBC Nikko and has received or will receive fees from Alpine for such services.
- SMBC Nikko is a member of the Sumitomo Mitsui Financial Group ("SMFG"), and SMBC Nikko and other companies in SMFG may have provided, are providing, or will provide commercial banking, securities, investment banking or other financial services to Alpine, Alps or any other companies that may be involved in the Transaction or their respective affiliates or shareholders. SMBC Nikko and/or other companies in SMFG may engage in transactions of, or own certain positions in bonds, shares and other securities, loans, or any other financial instruments of Alpine, Alps or any other companies that may be involved in the Transaction, or their respective affiliates or shareholders at any time for SMBC Nikko's account one or more, SMFG company(ies)'s accounts, or any of its or their client's accounts.
- Each company in SMFG, including SMBC Nikko, may have provided in the past or will provide in the future, financial analysis reports regarding Alpine, Alps or other companies using assumptions, estimations, analytical methodologies, projections, analyses, reports and other public data which differ from those employed in the Report.

1

SMBC NIKKO

App. J-3

Important Notice (2/3)

Premise

- The Report has been prepared on the basis that Alpine and Alps are going concerns and assumes that in the future, their assets, resources and income generating products will continue to be used and to generate income and cash flow.
- The Report provides an estimate of the range of equity value for each of Alpine and Alps, and derives the resultant equity value per share based on such range in using the comparable company analysis and the DCF analysis.
- SMBC Nikko considered the impact of the special dividends by Alpine on the assumption of the consummation of the Transaction in using the comparable company analysis and the DCF analysis.

Sources of Information

- SMBC Nikko used the following materials and information to prepare the Report:
  - Alpine's and Alps's annual securities reports (*yukashoken hokokusyo*), quarterly reports (*shihanki hokokusyo*), financial reports summaries *(kessan tanshin)* and other published financial information;
  - Alpine's and Alps' business projections and other business and financial related materials and information provided by Alpine and Alps;
  - Due diligence reports (financial, taxation and legal) regarding Alps provided by Alpine;
  - Information from interviews with Alpine and Alps;
  - Historical data regarding Alpine's and Alps's share price and trading activity; and
  - Other public data and related information.
- SMBC Nikko did not consider any potential synergistic effects resulting from the Transaction (excluding the impact of the special dividends by Alpine) in the Report, and only used Alpine's and Alps's business projections on a stand-alone basis.

2
SMBC NIKKO

App. J-4

Important Notice (3/3)

Limitations, Assumptions, Qualifications and Disclaimers

- SMBC Nikko has assumed that the materials and information to prepare the Report are accurate and complete. SMBC Nikko did not conduct any independent verification of the accuracy or completeness of any such materials or information and SMBC Nikko and assumes no responsibility or obligation to verify the accuracy or completeness of any such materials or information. Furthermore, SMBC Nikko has not independently conducted any analysis, appraisal or assessment of the assets and liabilities of Alpine, Alps and affiliates of either of them on its own or in cooperation with other professionals. The analyses (in whole or any part) set out in the Report may be affected considerably in the event there are any deficiencies in the accuracy or completeness of any materials or information used in the preparation hereof.
- SMBC Nikko has assumed that there are no undisclosed claims or liabilities including, but not limited to, those pertaining to lawsuits, disputes, environmental issues or tax-related matters, etc., any undisclosed contingencies or off-the-book liabilities concerning Alpine, Alps and affiliates of either of them, and that there are no other undisclosed facts which could have a material impact on the contents of the Report including the analyses.
- SMBC Nikko has assumed that the business forecasts and other materials provided to SMBC Nikko for use in the Report have been prepared by (a) their provider(s) based on their best estimate and judgment as of the analysis reference date and in accordance with proper and reasonable procedures. SMBC Nikko may have made analyses in the Report under certain assumptions based on the provided data and information, on the premise that the provided data and information and the assumptions were all accurate and reasonable. SMBC Nikko has not independently verified, and assumes no responsibility or obligation to conduct any research or examination to verify the accuracy, validity or feasibility of such presumed matters.
- The Report is prepared solely for the purpose of providing reference information to the board of directors of Alpine to facilitate their deliberation regarding the exchange ratio. The Report may not be disclosed to any third party including shareholder(s) of Alpine without a prior written approval of SMBC Nikko, except for cases specified in the Agreement. The Report may not be used or submitted as evidence or as the basis of judgment for the exercise of any rights which shareholder(s) of Alpine may possess in relation to any petition, lawsuit or other proceeding related to the Transaction. The Report may not be used, quoted or referred to in any manner without a prior written approval of SMBC Nikko, except for Alpine's quoting or referring to the Report within relevant press releases or statutory documents regarding the Transaction. Even in case the Report is quoted or referred to in the press releases or statutory documents regarding the Transaction or disclosed to a third party with a prior written approval of SMBC Nikko, SMBC Nikko shall not be responsible for any losses or damages incurred by any third party arising from or associated with such quotation, filing or disclosure.
- If a dispute in connection with the Report arises between Alpine and SMBC Nikko or between Alpine and/or SMBC Nikko and any of Alpine's shareholders and/or any other third party, the exculpatory clause and the indemnification clause stipulated in the Agreement shall apply.
- The copyright of the Report shall be retained by SMBC Nikko, and shall be protected under copyright laws of Japan and other countries as well as under all relevant treaties.

3

SMBC NIKKO

App. J-5

App. J-6

Results of Analysis of the Exchange Ratio

The exchange ratio ranges based on the each analytical methodology are as follows.

Results of Analysis of the Exchange Ratio

Analytical Methodology	Exchange Ratio
Market Share Price Analysis (Simple average of closing price)	0.74 - 0.78
Comparable Company Analysis	0.53 - 0.73
DCF Analysis	0.48 - 0.91

Exchange Ratio
0.0
0.2
0.4
0.6
0.8
1.0
1.2
Market Share Price Analysis
(Simple average of closing price)
0.74
0.78
Comparable Company Analysis
0.53
0.73
DCF Analysis
0.48
0.91

4

SMBC NIKKO

App. J-7

App. J-8

App. J-9

Assumptions and Results of the Market Share Price Analysis

Assumptions

- SMBC Nikko used the most recent 1 month, 3 month and 6 month simple average of closing share prices for the analysis.

Analysis Result

	Exchange Ratio
Analysis Result	0.74 - 0.78
1 month Average	0.74
3 month Average	0.77
6 month Average	0.78

Source: Bloomberg

5

SMBC NIKKO

App. J-10

App. J-11

Assumptions and Results of the Comparable Company Analysis

Assumptions

- SMBC Nikko selected companies that may be considered to have similarities with Alpine and Alps through interviews with Alpine and analyses of the industry and liquidity of shares.
- SMBC Nikko employed the following multiple ratio.
  EV / Projected EBITDA
- Listed companies which SMBC Nikko selected as comparable to Alpine and Alps are as follows.

- Alpine's comparable listed companies

Code	Company Name
TSE:6796	Clarion Co., Ltd.
TSE:6632	JVC KENWOOD Corporation

- Alps's comparable listed companies

Code	Company Name
TSE:6981	Murata Manufacturing Co., Ltd.
TSE:6988	Nitto Denko Corporation
TSE:6762	TDK Corporation
TSE:6479	MinebeaMitsumi Inc.
TSE:6976	Taiyo Yuden Co., Ltd.
TSE:6807	Japan Aviation Electronics Industry, Limited

Analysis Result

	Exchange Ratio
Analysis Result	0.53 - 0.73

6

SMBC NIKKO

App. J-12

App. J-13

Assumptions and Results of the DCF Analysis

Assumptions

- The principal assumptions for analysis under the DCF analysis are as follows.

Projections	The business projections (FY ending March 2019 - FY ending March 2021) prepared by Alpine and Alps
Terminal Value	Analyzed based on the perpetual growth method and multiple method
Non-Operating Assets & Debts	Analysis reference date of the financial data is June 30, 2018
Discount Rate	Weighted Average Cost of Capital

Analysis Result

	Exchange Ratio
Analysis Result	0.48 - 0.91

7
SMBC NIKKO

App. J-14

Appendix K

English Translation of Fairness Opinion Delivered by YAMADA Consulting Group Co., Ltd.

To Third-Party Committee
Alpine Electronics, Inc.

Opinion

Analysis of Fairness of the Share Exchange Ratio between Alpine Electronics, Inc. and Alps Electric Co., Ltd. from a Financial Point of View

September 26, 2018

YAMADA Consulting Group Co., Ltd.

YAMADA

This document has been prepared based on the materials and information currently available to YCG, but YCG has not independently verified their authenticity of accuracy. If a trial calculation is performed using certain assumptions in this document, the result of such trial calculation is an estimate based on assumptions and therefore needs to be separately reviewed in detail. This document has been prepared for the purpose of being used as a reference material within Alpine. Accordingly, please make sure that this document will not be used for any other purpose or outside of Alpine, or disclosed to a third party.

© YAMADA Consulting Group Co., Ltd. Information Control Category: SC-B

App. K-1

September 26, 2018

This fairness opinion (this "Fairness Opinion") is submitted to the third-party committee (the "Third-Party Committee") of Alpine Electronics, Inc. ("Alpine") as a reference material for the purpose of examining the fairness of the proposed share exchange transaction (the "Transaction"). This Fairness Opinion should be used solely as a reference when the Third-Party Committee examines the fairness of the Transaction from a financial point of view. Please note that this Fairness Opinion shall not be used for any other purpose.

This document has been prepared based on the materials and information currently available to YCG, but YCG has not independently verified their authenticity of accuracy. If a trial calculation is performed using certain assumptions in this document, the result of such trial calculation is an estimate based on assumptions and therefore needs to be separately reviewed in detail. This document has been prepared for the purpose of being used as a reference material within Alpine. Accordingly, please make sure that this document will not be used for any other purpose or outside of Alpine, or disclosed to a third party.

1

App. K-2

Opinion due to such subsequent events.

In addition, this Fairness Opinion is based on the financial information prepared in accordance with Japanese GAAP that was provided or available to, discussed with or reviewed by or for YCG, or publicly available. In issuing this Fairness Opinion, YCG has relied on the advice of legal counsel with respect to any related legal issues.

YCG acknowledges that it has not been granted any authority to solicit, and has not solicited, a third party in connection with the Transaction or any other alternative transaction. Moreover, YCG does not express any opinion as to whether an alternative transaction would achieve a larger amount of consideration for the shareholders of Alpine than the consideration contemplated in the Transaction.

This document has been prepared based on the materials and information currently available to YCG, but YCG has not independently verified their authenticity of accuracy. If a trial calculation is performed using certain assumptions in this document, the result of such trial calculation is an estimate based on assumptions and therefore needs to be separately reviewed in detail. This document has been prepared for the purpose of being used as a reference material within Alpine. Accordingly, please make sure that this document will not be used for any other purpose or outside of Alpine, or disclosed to a third party.

2

App. K-3

All copyrights pertaining to the contents of this Fairness Opinion are owned by YCG, and only the Third-Party Committee may rely on and use this Fairness Opinion. YCG will not allow any third party other than the Third-Party Committee to "use" (including transfer, loan, alter, duplicate, upload, post, transmit, distribute or otherwise disclose in any form; hereinafter the same) this Fairness Opinion, in whole or in part, for any purpose without the prior written consent of YCG. If any part of this Fairness Opinion is used by a third party other than the Third-Party Committee who has obtained the Fairness Opinion (including a copy thereof), in whole or in part, without the prior written consent of YCG, YCG reserves the right to seek damages against such third party.

This document has been prepared based on the materials and information currently available to YCG, but YCG has not independently verified their authenticity of accuracy. If a trial calculation is performed using certain assumptions in this document, the result of such trial calculation is an estimate based on assumptions and therefore needs to be separately reviewed in detail. This document has been prepared for the purpose of being used as a reference material within Alpine. Accordingly, please make sure that this document will not be used for any other purpose or outside of Alpine, or disclosed to a third party.

3

App. K-4

I. Introduction

1. Background

II. Criteria for Analysis

In forming its opinion, YCG conducted the following analyses and reviews:

- reviewed certain publicly available business and financial information with respect to the industries in which the Companies operate;
- compared the financial positions and operating results of the Companies with the publicly available information of certain other companies that YCG considered appropriate;
- reviewed certain internal financial analyses prepared by the respective managements of the Companies with respect to their own businesses; and
- considered financial examinations and analyses and other information that YCG believed appropriate in expressing this Fairness Opinion.

III. Conclusion

Based on the analyses conducted to date and the discussions presented in this Fairness Opinion, the Share Exchange Ratio exceeds the upper limit of the range obtained by the DCF analysis used by YCG.

YCG therefore determines that, as of the date of this Fairness Opinion, the Share Exchange Ratio is appropriate for common

This document has been prepared based on the materials and information currently available to YCG, but YCG has not independently verified their authenticity of accuracy. If a trial calculation is performed using certain assumptions in this document, the result of such trial calculation is an estimate based on assumptions and therefore needs to be separately reviewed in detail. This document has been prepared for the purpose of being used as a reference material within Alpine. Accordingly, please make sure that this document will not be used for any other purpose or outside of Alpine, or disclosed to a third party.

4

App. K-5

End

Contact:

YAMADA Consulting Group Co., Ltd.

This document has been prepared based on the materials and information currently available to YCG, but YCG has not independently verified their authenticity of accuracy. If a trial calculation is performed using certain assumptions in this document, the result of such trial calculation is an estimate based on assumptions and therefore needs to be separately reviewed in detail. This document has been prepared for the purpose of being used as a reference material within Alpine. Accordingly, please make sure that this document will not be used for any other purpose or outside of Alpine, or disclosed to a third party.

5

App. K-6

Appendix L

Written Report

To: Alpine Electronics, Inc.

September 26, 2018

Third-party Committee

Toshikazu Nakazawa	CPA, Blest Partners Inc. [seal]

Hideo Kojima	Audit and Supervisory Committee Member and Outside Director, Alpine Electronics, Inc. [seal]

Shunsuke Teragaki	Attorney-at-law, Nexpert Law Office [seal]

Takashi Kokubo	Attorney-at-law, Kokubo Law Office [seal]

Toru Matsumoto	CPA, Matsumoto Toru Certified Public Accountant Office [seal]

I.	Matters Covered in the Report

Alpine Electronics, Inc. (“Alpine”) recently resolved to conduct the final examination (the “Final Examination”) of a share exchange (the “Share Exchange”) under a share exchange agreement (the “Share Exchange Agreement”) executed between Alpine and Alps Electric Co., Ltd. (“Alps Electric” and, together with Alpine, the “Companies”) on July 27, 2017 based on the most recent financial forecasts as the means to take a cautious approach to protect the interests of minority shareholders of Alpine. In this regard, the Third-party Committee was asked by Alpine to examine the following matters as part of the Final Examination.

(a)	Whether the purpose of the Share Exchange is reasonable (including whether the Share Exchange will contribute to an increase in Alpine’s corporate value);

(b)	Whether the fairness of the conditions of the Share Exchange (including the share exchange ratio (the “Share Exchange Ratio”) agreed in the Share Exchange Agreement) has been ensured;

(c)	Whether attention has been paid to the interests of the minority shareholders of Alpine through fair procedures in the Share Exchange; and

(d)	Whether, in light of the above, the Share Exchange is not disadvantageous to the minority shareholders of Alpine.

II.	Materials Considered by the Third-party Committee

The Third-party Committee took the following actions in examining the matters for consideration.

1.	Appointment of its own third-party financial advisor:

In order to examine the fairness of the Share Exchange Ratio in a more multifaceted manner, the Third-party Committee decided to analyze the Share Exchange Ratio separately and independently from the analysis by SMBC Nikko Securities Inc. (“SMBC Nikko”), a third-party financial advisor of Alpine. The Third-party Committee independently appointed YAMADA Consulting Group Co., Ltd. (“YCG”), which is independent from both of Alpine and Alps Electric, as its own third-party financial advisor to conduct an analysis of the Share Exchange Ratio in the Share Exchange.

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2.	Examination of the following documentation:

(1)

Press release titled “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” issued by the Companies on July 27, 2017 (the “Business Integration Press Release”)

(2)

Press release titled “Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company (Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Cancellation of the Company Split of Alps Electric Co., Ltd., Change of the Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” issued by the Companies on February 27, 2018 (the “Transaction Structure Change Press Release”)

(3)

Press release titled “Notice Regarding the Results of the Examination of the Impact that the Financial Forecasts Reflecting the Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018 Have on the Calculation of the Share Exchange Ratio” issued by Alpine on February 27, 2018

(4)	Document titled “GI_Background to Date” prepared by TMI Associates (“TMI”)

(5)	Document titled “History of Discussions of the Share Exchange Ratio” prepared by SMBC Nikko

(6)	Document titled “Oasis’s Assertion / Eagle’s View (on Analysis of Share Exchange Ratio)” dated July 27, 2018 prepared by TMI

(7)	Excel file titled “Summary of Business Plan (for Valuation)” prepared by Alpine

(8)	Excel file titled “Business Plan” prepared by Alps Electric

(9)	Financial Analysis Report of the Share Exchange Ratio dated September 26, 2018 prepared by YCG (the “Financial Analysis Report”)

(10)	Opinion dated September 26, 2018 prepared by YCG (the “Opinion,” and together with the Financial Analysis Report, the “Financial Analysis Documents”)

(11)	Simulation materials prepared by YCG (material concerning trial calculation results on the assumption that necessary cash and deposits are zero)

(12)	Confirmation of no affiliated transaction dated August 9, 2018 prepared by YCG

(13)	Document titled “Request for Consideration of Alpine’s Special Dividends” dated September 14, 2018 prepared by Alpine

3.	Hearing explanations from related persons:

The Third-party Committee received explanations from and held question-and-answer sessions with responsible officers and members of Alpine, responsible officers and members of Alps Electric, and various related persons from both YCG and TMI concerning the Share Exchange.

Moreover, the Third-party Committee posed a considerable number of additional questions necessary for detailed deliberation and consideration, and in its meetings with Alpine, Alps Electric, YCG and TMI concerning the Share Exchange, the Third-party Committee verified the content of the responses whenever necessary through oral Q&A, email, and other methods.

4.	Detailed deliberation and consideration in a total of eleven (11) meetings between July 27, 2018 and September 20, 2018

5.	Examination of other documentation deemed reasonably necessary or appropriate for the Matters for Consideration

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III.	The Third-party Committee’s Final Opinion

The Third-party Committee’s opinion concerning the Matters for Consideration is as follows.

(a)	The Share Exchange is found to contribute to an increase in Alpine’s corporate value, and the purpose of the Share Exchange is reasonable.

(b)	The fairness of the conditions of the Share Exchange has been ensured.

(c)	Attention has been paid to the interests of the minority shareholders of Alpine through fair procedures in the Share Exchange.

(d)	In light of (a) through (c) above, the Share Exchange is not disadvantageous to the minority shareholders of Alpine.

IV.	Overview of the Reasons for the Opinion, and the Details Examined

1.	Whether the Share Exchange Is Found to Contribute to an Increase in Alpine’s Corporate Value, and Whether the Purpose of the Share Exchange Is Found to Be Reasonable

The Third-party Committee examined various documents and also conducted a detailed question-and-answer session with Alpine to understand the matters surrounding the Companies such as the current business environment and the business challenges. Based on that, there are no circumstances where it should be considered that the purpose of the Share Exchange has been particularly changed from the purpose set forth in the Business Integration Press Release and the Transaction Structure Change Press Release and there are no circumstances either where it should be considered that the purpose of the Share Exchange is unreasonable in light of such matters as the current business environment and business challenges, and the Share Exchange would contribute to the improvement of corporate value of Alpine. Therefore the Third-party Committee have concluded that the purpose of the Share Exchange is reasonable.

2.	Whether the Fairness of the Conditions of the Share Exchange Has Been Ensured

(1)	Obtaining Financial Analysis Documents of YCG

In order to examine the fairness of the Share Exchange Ratio in a more multifaceted manner, the Third-party Committee decided to analyze the Share Exchange Ratio separately and independently from the analysis by SMBC Nikko, a third-party financial advisor of Alpine. The Third-party Committee independently appointed, from among multiple specialized institution candidates, YCG, which is independent from both of Alpine and Alps Electric, as its own third-party financial advisor to conduct an analysis of the Share Exchange Ratio in the Share Exchange, and obtained the Financial Analysis Documents. The Financial Analysis Documents mainly describe as follows.

(a)	Financial Analysis Report

YCG conducted a DCF Analysis to evaluate intrinsic value of the Companies based on the status of their future business activities. The range in the number of Alpine common shares as a result of the analysis is as follows, when the share value for one Alps Electric common share is deemed to be one.

In the analysis, YCG used the most recent financial forecasts of the Companies for the period from fiscal year ending March 31, 2019 through fiscal year ending March 31, 2021 as underlying conditions.

Method of Analysis	Result of Financial Analysis of the Share Exchange Ratio
DCF Analysis	0.45~0.65

In the DCF Analysis mentioned above, for Alps Electric, in order to analyze the range of values per Alps Electric common share, Alps Electric’s firm value and share value were analyzed by making certain financial adjustments to the enterprise value obtained by discounting the future free cash flow expected to be generated by Alps Electric, based on the future revenue projections of Alps Electric, to

App. L-3

its current value using a certain discount rate. Such future revenue projections took into consideration various factors such as the business plan, prepared by Alps Electric, for the period from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021, recent earnings trends, and public information. The discount rate used was between 5.57% and 6.81% and the perpetual growth rate used was 0%. For Alpine, in order to analyze the range of values per Alpine’s common share, Alpine’s firm value and share value were analyzed by making certain financial adjustments to the enterprise value obtained by discounting the future free cash flow expected to be generated by Alpine, based on the future revenue projections of Alpine, to its current value using a certain discount rate. Such future revenue projections took into consideration various factors such as the business plan, prepared by Alpine, for the period from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021 recent earnings trends, and public information. The discount rate used was between 7.07% and 8.64% and the perpetual growth rate used was 0%. Based on the results of such analysis, the share exchange ratio was indicated to be between 0.45 and 0.65.

In the analysis described above, an adjustment has been made with respect to the dividend payment by Alpine of surplus (the “Special Dividends”) that Alpine plans to propose at an extraordinary general meeting of shareholders scheduled to be held in mid-December 2018 (the “Extraordinary General Meeting of Shareholders”).

Moreover, the financial forecasts of the Companies that YCG used as a basis for its DCF Analysis do not contemplate any significant increase or decrease in profit. Such financial forecasts of the Companies do not assume the consummation of the Share Exchange.

YCG also considered using the methods of market share price analysis and comparable company analysis in the analysis described above, but used neither of them for the following reasons.

•	Market share price analysis

In conducting market share price analyses, it is generally thought that unless the most recent share prices are used the valuation would not reflect various factors surrounding the subject companies as of the analysis reference dates, and as a result the share prices during the last six months are used. However, Alpine’s share prices following the announcement of the Share Exchange have been affected by various speculations related to the Share Exchange and it is likely that the formation of price deviated from the fundamentals of Alpine (e.g., earnings and financial condition). Therefore it is not appropriate to use the share prices during such period as a basis for the share value analysis. For this reason, a market share price analysis was not used.

•	Comparable company analysis

The comparable listed companies that are assumed to have similarities with Alpine include Clarion Co., Ltd., JVCKENWOOD Corporation and Pioneer Corporation. With respect to Clarion Co., Ltd., variables such as profit, shareholders’ equity, and EBITDA did not show appropriate correlation with its enterprise value. Moreover, with respect to Pioneer, (a) the news release titled “Pioneer Announces Business Results for 1Q Fiscal 2019” dated August 6, 2018 contains a note to its consolidated quarterly financial statements that there are substantial uncertainties about the going concern assumption and (b) there have been significant fluctuations of its share price presumably caused by market speculations following news reports to the effect that Pioneer was considering a fundamental overhaul of its business aimed at a management improvement plan and recovery of profitability. Therefore, both Clarion Co., Ltd. and Pioneer are not appropriate as comparable listed companies. As a result, JVCKENWOOD Corporation is the only company, that it would be appropriate to treat as a comparable listed company. However, only one company would not be a sufficient number of comparable companies to appropriately conduct a comparable company analysis. For this reason, the comparable company analysis was not used.

(b)	Opinion

The Third-party Committee received an opinion from YCG on September 26, 2018 to the effect that the Share Exchange Ratio is fair from a financial point of view to common shareholders of Alpine

App. L-4

other than Alpine’s controlling shareholder and others (i.e., “controlling shareholder and others specified by the Enforcement Rules” as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of its Enforcement Rules, hereinafter the same).

The Financial Analysis Documents submitted by YCG are based on the following assumptions.

•

In submitting the Financial Analysis Documents, YCG has in principle used without modification information provided by each of the Companies, public information as well as other information, and has assumed that all such materials and information are accurate and complete and that there is no information yet to be disclosed to YCG that could significantly affect the analysis of the respective values of the shares of common stock of the Companies, and has not independently verified the accuracy or completeness of such information.

•

YCG has not undertaken an independent evaluation or assessment of any of the assets or liabilities (including off-balance sheet assets, off-balance sheet liabilities and contingent liabilities) of the Companies or any of their respective related companies, and has analyzed other information used as a basis for its examination subject to certain restrictions. In addition, YCG has assumed that the business plans of the Companies have been reasonably prepared based on the best estimates and judgments of the respective managements of the Companies available as of the analysis reference date.

•

YCG is not aware of any discrepancy to arise between the share exchange ratio analyzed in the Financial Analysis Report and the share exchange ratio to be actually used by Alpine and Alps Electric in the future, and YCG assumes no liability for such discrepancy.

•

The share exchange ratio analyzed in this Financial Analysis Report has been analyzed based on the respective share values of the Companies as of the financial analysis reference date, and although the contents of the Financial Analysis Report may be affected by certain factors, including the future changes in the financial or capital markets or the business environment surrounding the Companies as well as the changes to the financial positions or business performances of the Companies, YCG assumes no obligation to modify or amend the contents of the Financial Analysis Report. The Opinion is limited to the scope of information available to YCG as of the date of submission of the Opinion. Although the contents of the Opinion may be affected by subsequent events, YCG assumes no obligation to update, revise or supplement the contents of the Opinion due to such subsequent events.

•

The Opinion only expresses YCG’s opinion that the Share Exchange Ratio is fair from a financial point of view to common shareholders of Alpine, and does not express any opinion as to Alpine’s decision regarding the Share Exchange. Moreover, the Opinion does not express YCG’s opinion concerning the price at which shares of Alpine’s common stock would be traded in the future.

•

The Financial Analysis Report does not make any recommendation to any party as to sale or purchase of Alpine’s shares or the Share Exchange, or otherwise make any solicitation or recommendation to any party as to the matter related to them.

(2)	Consideration of the Financial Analysis Documents by the Third-party Committee

(a)	Results of the analysis by YCG

The Third-party Committee received detailed explanations from YCG concerning the method and the rationality of the analysis used in the Financial Analysis Report, followed by a sufficient question-and-answer session with YCG with respect to such explanations. The Third-party Committee also received detailed explanations from employees in charge at the Companies concerning the contents of the business plans of the Companies which were used as a basis for the financial analysis and the rationality of the business plans, followed by sufficient question-and-answer sessions with those employees with respect to such explanations.

According to the explanations and answers from YCG, the market share price analysis is generally conducted in practice based on the share prices during the last six months because it is considered to be desirable to conduct the analysis using the latest share prices. In this regard, in analyzing the share

App. L-5

prices of the Companies following the announcement of the Share Exchange, the share price of Alpine in particular has fluctuated irrespective of intrinsic share value during the period of over a year since the Companies announced the Share Exchange Ratio of 1:0.68 on July 27, 2017, due to such factors as speculations on the feasibility of the Share Exchange and the revision to the Share Exchange Ratio, and it is strongly presumed that the formation of price deviated from the fundamentals of Alpine (e.g. earnings and financial condition). Given that, the share prices of Alpine during the last six months of the date of submission of the Financial Analysis Report may not appropriately reflect the share value of Alpine and are therefore not appropriate to be used as a basis for the share value analysis.

Moreover, when the comparable company analysis is used in the share value analysis, it is generally desirable to compare with about four to seven comparable companies to ensure the reliability of multiples, and unless there are at least two comparable companies, in general the comparable company analysis is not used.

In addition to the above explanations from YCG, the Third-party Committee carefully considered and concluded that there is nothing unreasonable about the reason for YCG not using the market share price analysis and the comparable company method in the financial analysis described above or the process leading to that judgment.

The Third-party Committee also conducted a detailed question-and-answer session with YCG, based on which the Third-party Committee carefully considered, but did not find anything unreasonable as to the analysis method and other matters in the Financial Analysis Report.

According to the Financial Analysis Report, the share exchange ratio was analyzed to be between 0.45 and 0.65 based on the DCF Analysis, when the share value for one Alps Electric common share is deemed to be one.

(b)	Other matters considered

In light of the facts, among other things, that certain of the shareholders of Alpine has expressed the opinions as to the method of analyzing the share value of Alpine using the DCF Analysis, the Third-party Committee considered the following.

•	Necessary operating cash

In analyzing the enterprise value of Alpine using the DCF method, necessary operating cash was considered to be approximately 34.4 billion yen, which is equivalent to one and a half times the amount of monthly sales of Alpine. On this point, according to the explanations from YCG, it is common in theory and practice to treat cash necessary for business operations as operating cash and surplus cash as non-operating assets, and the level of operating cash varies among industries, companies, economic environments and other factors such that it is not possible to set a uniform standard for it. Moreover, the levels of necessary operating cash of the Companies are at levels that cannot be considered unreasonable in terms of practice based on the question-and-answer sessions with the respective employees in charge at the Companies and other facts.

The Third-party Committee carefully considered the treatment of necessary operating cash in the analysis of Alpine’s business value using the DCF Analysis, taking into consideration matters such as the explanations from YCG and the employees in charge at Alpine, and concluded that such treatment of necessary operating cash is not unreasonable.

In addition, in the DCF Analysis, while necessary operating cash was taken into consideration in analyzing the enterprise values of not only Alpine but also Alps Electric, a hypothetical analysis where the necessary operating cash of the Companies were assumed to be zero (where all cash and deposits were treated as non-operating assets) indicated the share exchange ratio to be between 0.50 to 0.70. It is considered that the Share Exchange Ratio is close to the upper limit of the range obtained by the hypothetical analysis, and the Third-party Committee therefore does not believe

App. L-6

that the size of necessary operating cash would raise doubt about the fairness of the calculation of the Share Exchange Ratio using the DCF Analysis.

•	Perpetual growth rate

In the DCF Analysis of the enterprise value of Alpine, the perpetual growth rate used was 0%. According to the explanations from YCG, even in recent corporate reorganizations and MBOs in Japan, the perpetual growth rate used in the DCF Analysis of the enterprise value of the target company is often 0% or somewhere between -0.25% and 0.25% or -0.5% and 0.5%, making the median value 0% (approximately 75% of over ten samples from recent published cases in Japan used a perpetual growth rate of 0%), and therefore it is common practice to use the perpetual growth rate of 0% for going concerns like Alpine.

The Third-party Committee carefully considered the treatment of the perpetual growth rate as being 0% in the DCF Analysis of business value of Alpine, taking the above explanations from YCG into consideration, and concluded that such treatment of perpetual growth rate is not unreasonable.

•	Period covered by financial forecasts

The DCF Analysis of business value of Alpine is conducted based of the financial forecasts for the period of three years.

According to the explanations from YCG, enterprise value to use for DCF Analysis projections for periods over which forecasts can reasonably be made with a certain degree of confidence. In recent corporate reorganizations and MBOs in Japan, the DCF Analysis of enterprise value of the target company is often based on the financial forecasts for three to five years, and in light of the situations of such cases of other companies, it is not believed to be particularly unreasonable to use the financial forecast for three years as a basis for the analysis of Alpine’s enterprise value.

In this regard, in the question-and-answer session with the employees in charge at Alpine, the Third-party Committee was explained that Alpine normally formulates medium-term business plan for a period of three years regardless of the Share Exchange, and any plan for a period of over three years could raise doubt about confidence in the plan, and there was nothing unreasonable about such explanation from Alpine.

Given the above, the Third-party Committee carefully considered the use of the financial forecast for three years as a basis for the DCF Analysis of business value of Alpine, and concluded that such treatment of the financial forecast is not unreasonable.

(3)	Summary

In light of the matters described above, the Third-party Committee has concluded upon careful examination that the fairness of the conditions of the Share Exchange has been ensured.

3.	Whether Attention Has Been Paid to the Interests of the Minority Shareholders of Alpine Through Fair Procedures in the Share Exchange

(1)	Procedures until the Final Examination

Given that in the consideration and examination by Alpine of the Share Exchange until the Final Examination, Alpine carefully considered various factors such as (i) whether attention has been paid to the interests of the minority shareholders of Alpine through fair procedures while obtaining advice and opinions from SMBC Nikko and TMI Associates, which are independent from the Companies, and (ii) in the course of discussing, examining and negotiating the Share Exchange, there is no fact suggesting that the Alpine side had been affected by Alps Electric or a person with a special interest in Alps Electric, it is believed that, in the consideration and examination by Alpine of the Share Exchange until the Final Examination, attention has been paid to the interests of the minority shareholders of Alpine through fair procedures.

App. L-7

(2)	Procedures of the Final Examination

(a)	Obtainment of advice from external experts who are independent from the Companies

In the Final Examination, Alpine carefully considered various factors such as whether attention has been paid to the interests of the minority shareholders of Alpine through fair procedures while obtaining advice and opinions from SMBC Nikko and TMI Associates, which are independent from the Companies.

(b)	Discussions with Alps Electric

According to Alpine, in light of the fact that approximately one year has passed since the execution of the Share Exchange Agreement, Alpine discussed with Alps Electric appropriateness and fairness of the terms and conditions of the Business Integration, taking the latest business conditions and market trends into consideration. As a result of the discussions, Alpine plans to submit a proposal for the approval of the Special Dividends to the Extraordinary General Meeting of Shareholders, subject to the condition that the proposal of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders.

While it is believed that even if the Special Dividends are not paid, there are no circumstances where it should be considered that the Share Exchange Ratio is unfair, Alpine has requested Alps Electric to discuss appropriateness and fairness of the terms and conditions of the Business Integration with Alpine and conducted discussions, and as a result of such discussions, Alpine has decided to pay the Special Dividends that will benefit its minority shareholders. It is therefore considered that Alpine has made efforts to pay the maximum attention to the interests of its minority shareholders.

(c)	No involvement of a person with a special interest in the Final Examination

Of the officers and employees of Alpine, Mr. Masataka Kataoka, who also serves as a director at Alps Electric, was not involved in the Final Examination on behalf of Alpine.

Although Mr. Shinji Inoue, a director of Alpine, does not serve as a director at Alps Electric, in light of the fact that he had been a director at Alps Electric until June 2016 and it could not be established that the consideration of the Share Exchange, including preliminary consideration, had not commenced by that time in June 2016, from the perspective of avoiding any potential conflicts of interest with the minority shareholders of Alpine to the extent possible, he was not involved in the Final Examination on behalf of Alpine.

Moreover, since Mr. Nobuhiko Komeya, the representative director of Alpine, and Mr. Koichi Endo, Ms. Satoko Hasegawa, Mr. Shinji Maeda and Mr. Satoshi Kinoshita, directors of Alpine, are expected to assume the offices of directors but not members of the Audit and Supervisory Committee or directors who are members of the Audit and Supervisory Committee of Alps Electric after the Business Integration on the effective date of the Share Exchange, subject to the Share Exchange taking effect, and it cannot be denied that they could be considered to have actual or potential conflicts of interest concerning the Share Exchange, none of those directors participated in the discussion or the resolution at the board of directors meeting related to the Final Examination as the means to take a cautious approach.

None of the above nor other facts suggest that the Alpine side had been affected by Alps Electric or a person with a special interest in Alps Electric in the course of the Final Examination.

(3)	Summary

In light of the above matters, the Third-party Committee has determined upon careful consideration that attention has been paid to the interests of the minority shareholders of Alpine through fair procedures in the Share Exchange.

App. L-8

4.	Whether the Share Exchange Is Not Disadvantageous to Alpine’s Minority Shareholders

On the basis of 1 through 3 above and other matters, the Third-party Committee has determined upon careful consideration that the Share Exchange is not disadvantageous to the minority shareholders of Alpine.

End of document

App. L-9

Appendix M

ENGLISH TRANSLATION OF

SELECTED ARTICLES OF THE COMPANIES ACT OF JAPAN

Companies Act

Act No. 86 of July 26, 2005

Part V Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Chapter IV Share Exchange and Share Transfer

SECTION 1 Share Exchange

Subsection 1 Common Provisions

(Conclusion of a Share Exchange Agreement)

Article 767 A Stock Company may effect a Share Exchange. In such cases, the Stock Company shall conclude a Stock Exchange agreement with the company acquiring all of its Issued Shares (limited to a Stock Company or a Limited Liability Company; hereinafter referred to as the “Wholly Owning Parent Company Resulting from the Share Exchange” in this Part).

Subsection 2 Share Exchange Which Causes a Stock Company to Acquire the Issued Shares

(Share Exchange Agreement Which Causes a Stock Company to Acquire the Issued Shares)

Article 768 In the case where a Stock Company effects a Share Exchange, if the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company, it shall prescribe the following matters in the Share Exchange agreement:

(i) the trade name and address of the Stock Company effecting the Share Exchange (hereinafter referred to as the “Wholly Owned Subsidiary Company Resulting from the Share Exchange” in this Part) and the Stock Company that constitutes the Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Wholly Owning Parent Stock Company Resulting from the Share Exchange” in this Part);

(ii) if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange Monies, etc. in lieu of the shares thereof when effecting the Share Exchange, the following matters concerning such Monies, etc.:

(a) if such Monies, etc. are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the number of such shares (or, for a Company with Class Shares, the classes of the shares and the number of the shares for each class) or the method for calculating such numbers, and matters concerning the amount of the stated capital and capital reserves of the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b) if such Monies, etc. are Bonds of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those pertaining to Bonds with Share Options), the description of the classes of such Bonds and the total amount for each class of Bonds, or the method for calculating that total amount;

(c) if such Monies, etc. are Stock Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those attached to Bonds with Share Options), the description of the features and number of such Share Options, or the method for calculating such number;

App. M-1

(d) if such Monies, etc. are Bonds with Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the matters prescribed in (b) concerning such Bonds with Share Options and the matters prescribed in (c) concerning the Share Options attached to such Bonds with Share Options; or

(e) if such Monies, etc. are property other than shares, etc. in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the features and number or amount of such property, or the method for calculating such number or amount;

(iii) in the case prescribed in the preceding item, matters concerning the allotment of Monies, etc. set forth in that item to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange);

(iv) if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange in lieu of such Share Options at the time of the Share Exchange, the following matters concerning such Share Options:

(a) the description of the features of the Share Options (hereinafter referred to as “Share Options under Share Exchange Agreement” in this Part) held by share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange who will receive delivery of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b) the description of the features and number of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange to be delivered to share option holders of Share Options under Share Exchange Agreement, or the method for calculating such number; and

(c) if Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options, a statement to the effect that the Wholly Owning Parent Stock Company Resulting from the Share Exchange will succeed to the obligations relating to the Bonds pertaining to such Bonds with Share Options and the description of the classes of the Bonds subject to such succession and the total amount for each class of Bonds, or the method for calculating that total amount;

(v) in the case prescribed in the preceding item, matters concerning the allotment of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in that item to share option holders of Share Options under Share Exchange Agreement; and

(vi) the day on which the Share Exchange becomes effective (hereinafter referred to as the “Effective Day” in this Section).

(2) In the case prescribed in the preceding paragraph, if the Wholly Owned Subsidiary Company Resulting from the Share Exchange is a Company with Class Shares, the Wholly Owned Subsidiary Company Resulting from the Share Exchange and the Wholly Owning Parent Stock Company Resulting from the Share Exchange may provide for the following matters in prescribing the matters set forth in item (iii) of that paragraph in accordance with the features of the classes of shares issued by the Wholly Owned Subsidiary Company Resulting from the Share Exchange:

(i) if there is any arrangement that no Monies, etc. are allotted to shareholders of a certain class of shares, a statement to such effect and such class of shares; and

(ii) in addition to the matters listed in the preceding item, if there is any arrangement that each class of shares shall be treated differently with respect to allotment of Monies, etc., a statement to such effect and the details of such different treatment.

App. M-2

(3) In the case prescribed in paragraph (1), the provisions on the matters listed in item (iii) of that paragraph shall be such that the Monies, etc. are delivered in proportion to the number of the shares (or, in cases where there are provisions on the matters listed in item (ii) of the preceding paragraph, the number of the shares of each class) held by shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange and shareholders of the class of shares referred to in item (i) of the preceding paragraph).

(Effectuation, etc. of a Share Exchange Which Causes a Stock Company to Acquire the Issued Shares)

Article 769 The Wholly Owning Parent Stock Company Resulting from a Share Exchange shall acquire all of the Issued Shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange) on the Effective Day.

(2) In the case set forth in the preceding paragraph, the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be deemed to have given the approval set forth in Article 137(1) with regard to the acquisition of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (limited to Shares with a Restriction on Transfer, and excluding those already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange prior to the Effective Day) by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(3) In the cases listed in the following items, shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall become the persons specified respectively in those items, in accordance with the provisions on the matters set forth in paragraph (1)(iii) of the preceding Article, on the Effective Day:

(i) in cases where there is a provision on the matters set forth in (a) of item (ii) of paragraph (1) of the preceding Article: shareholders of shares set forth in (a) of that item;

(ii) in cases where there is a provision on the matters set forth in (b) of item (ii) of paragraph (1) of the preceding Article: bondholders of Bonds set forth in (b) of that item;

(iii) in cases where there is a provision on the matters set forth in (c) of item (ii) of paragraph (1) of the preceding Article: share option holders of Share Options set forth in (c) of that item; or

(iv) in cases where there is a provision on the matters set forth in (d) of item (ii) of paragraph (1) of the preceding Article: bondholders of the Bonds pertaining to Bonds with Share Options set forth in (d) of that item, and share option holders of the Share Options attached to such Bonds with Share Options.

(4) In the case prescribed in paragraph (1)(iv) of the preceding Article, the Share Options under Share Exchange Agreement shall be extinguished and share option holders of the Share Options under Share Exchange Agreement shall become share option holders of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in item (iv)(b) of that Article, in accordance with the provisions on the matters set forth in item (v) of that Article, on the Effective Day.

(5) In the case prescribed in (c) of item (iv) of paragraph (1) of the preceding Article, the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall succeed to the obligations relating to the Bonds pertaining to Bonds with Share Options set forth in (c) of that item on the Effective Day.

(6) The provisions of the preceding paragraphs shall not apply in cases where procedures under the provisions of Article 789 or Article 799 are not completed yet or where the Share Exchange is cancelled.

App. M-3

Chapter V Procedures of Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

SECTION 2 Procedures of an Absorption-type Merger, etc.

Subsection 1 Procedures for a Company Disappearing in an Absorption-type Merger, a Company Splitting in an Absorption-type Split, and a Wholly Owned Subsidiary Company Resulting from a Share Exchange

Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 782 Each of the Stock Companies listed in the following items (hereinafter referred to as an “Disappearing Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the day on which the Absorption-type Merger, Absorption-type Company Split or Share Exchange (hereinafter referred to as an “Absorption-type Merger, etc.” in this Section) becomes effective (hereinafter referred to as the “Effective Day” in this Section) (or, in the case of a Stock Company Disappearing in an Absorption-type Merger, until the Effective Day), keep documents detailing the particulars specified respectively in those items (hereinafter referred to as the “Absorption-type Merger Agreement, etc.” in this Section) and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office:

(i) Stock Company Disappearing in an Absorption-type Merger: the Absorption-type Merger agreement;

(ii) Stock Company Splitting in an Absorption-type Split: the Absorption-type Company Split agreement; and

(iii) Wholly Owned Subsidiary Company Resulting from a Share Exchange: the Share Exchange agreement.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) if there are shareholders who are to receive the notice under the provisions of paragraph (3) of Article 785, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iii) if there are share option holders who are to receive the notice under the provisions of paragraph (3) of Article 787, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iv) if the procedures under the provisions of Article 789 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier; or

(v) in cases other than those prescribed in the preceding items, the day on which two weeks have elapsed from the day of conclusion of the Absorption-type Company Split agreement or the Share Exchange agreement.

(3) Shareholders and creditors of a Disappearing Stock Company, etc. (or, in the case of a Wholly Owned Subsidiary Company Resulting from a Share Exchange, shareholders and share option holders) may make the

App. M-4

following requests to said Disappearing Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Disappearing Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as set forth in paragraph (1) by the electronic or magnetic means that the Disappearing Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 783 A Disappearing Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2) Notwithstanding the provisions of the preceding paragraph, in the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is not a Company with Classes of Shares, if all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange (hereinafter referred to as the “Consideration for the Merger, etc.” in this Article and paragraph (1) of the following Article) are Equity Interests, etc. (meaning equity interests of a Membership Company or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Article), the consent of all shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be obtained with regard to the Absorption-type Merger agreement or the Share Exchange agreement.

(3) In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Shares with a Restriction on Transfer, etc. (meaning Shares with a Restriction on Transfer and those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Chapter), the Absorption-type Merger or the Share Exchange shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by the Class Shareholders of the class of shares subject to the allotment of the Shares with a Restriction on Transfer, etc. (excluding Shares with a Restriction on Transfer) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders.

(4) In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Equity Interests, etc., the Absorption-type Merger or the Share Exchange shall not become effective without the consent of all shareholders of the class subject to the allotment of the Equity Interests, etc.

App. M-5

(5) An Disappearing Stock Company, etc. shall notify its Registered Pledgees of Shares (excluding the Registered Pledgees of Shares in the cases prescribed in paragraph (2) of the following Article) and Registered Pledgees of Share Options concerning the Share Options specified in the items of Article 787(3) that it will effect the Absorption-type Merger, etc. by twenty days prior to the Effective Day.

(6) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required)

Article 784 The provisions of paragraph (1) of the preceding Article shall not apply in the cases where the Company Surviving the Absorption-type Merger, the Company Succeeding in the Absorption-type Split or the Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Surviving Company, etc.” in this Division) is the Special Controlling Company of the Disappearing Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the value of the merger, etc. in the Absorption-type Merger or Share Exchange is Shares with a Restriction on Transfer, etc., and the Disappearing Stock Company, etc. is a Public Company and not a Company with Class Shares.

(2) The provisions of the preceding Article shall not apply in cases where the sum of the book value of the assets that the Company Succeeding in the Absorption-type Split succeeds to through the Absorption-type Company Split does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Stock Company Splitting in the Absorption-type Split, such proportion) of the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Stock Company Splitting in the Absorption-type Split.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 784-2 In the following cases, if shareholders of a Disappearing Stock Company, etc. are likely to suffer disadvantages, shareholders of a Disappearing Stock Company, etc. may demand the Disappearing Stock Company ,etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in paragraph (2) of the preceding Article:

(i) In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii) In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 751 (1) (iii) or (iv), Article 758 (iv), Article 760 (iv) or (v), Article 768 (1) (ii) or (iii), or Article 770 (1) (iii) or (iv) are extremely improper in light of the financial status of said Disappearing Stock Company, etc. or Surviving Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 785 In cases of effecting an Absorption-type Merger, etc. (excluding the following cases), dissenting shareholders may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the shares that they hold:

(i) in cases prescribed in Article 783(2); or

(ii) in cases prescribed in Article 784(2).

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph):

App. M-6

(i) in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a) shareholders who gave notice to such Disappearing Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1)).

(3) A Disappearing Stock Company, etc. shall notify its shareholders (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph and said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1)) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day; provided, however, that this shall not apply in the cases listed in the items of paragraph (1).

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Disappearing Stock Company, etc. is a Public Company; or

(ii) in cases where the Disappearing Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 783(1).

(5) To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division)), a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Disappearing Stock Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7) Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Disappearing Stock Company, etc.

(8) The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9) The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination of the Price of Shares)

Article 786 If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Disappearing Stock Company, etc. (or between the shareholder and the Company Surviving the Absorption-type Merger, if an Absorption-type Merger is effected and it is after the Effective Day; hereinafter the same applies in this Article), the Disappearing Stock Company, etc. must pay that price within sixty days from the Effective Day.

App. M-7

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

(4) A Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) A Disappearing Stock Company, etc. may pay the amount that said Disappearing Stock Company, etc. considers to be a fair price to shareholders until the determination of price of shares.

(6) A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7) If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Exercise of Appraisal Rights on Share Options)

Article 787 In cases of carrying out any one of the acts listed in the following items, share option holders of Share Options of the Disappearing Stock Company, etc. provided for in those items may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the Share Options that they hold:

(i) Absorption-type Merger: Share Options other than those for which provisions on the matters set forth in Article 749(1)(iv) or (v) meet the conditions set forth in item (iii) of Article 236(1) (limited to those related to (a) of that item);

(ii) Absorption-type Company Split (limited to cases where the Company Succeeding in the Absorption-type Split is a Stock Company): among the following Share Options, Share Options other than those for which provisions on the matters set forth in Article 758(v) or (vi) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (b) of that item):

(a) the Share Options in the Absorption-type Company Split Agreement; and

(b) Share Options other than the Share Options in the Absorption-type Company Split Agreement, for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options; or

(iii) Share Exchange (limited to cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company): Among the following Share Options, Share Options other than those for which provisions on the matters set forth in item (iv) or item (v) of Article 768(1) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (d) of that item):

(a) Share Options under Share Exchange Agreement; and

App. M-8

(b) Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(2) If share option holders of the Share Options attached to Bonds with Share Options intend to make the demand under the preceding paragraph (hereinafter referred to as the “ Exercise of Appraisal Rights on Share Options” in this Division), they shall also demand that the Disappearing Stock Company, etc. purchase the Bonds pertaining to Bonds with Share Options; provided, however, that this shall not apply in cases where it is otherwise provided for with respect to the Share Options attached to such Bonds with Share Options.

(3) The Disappearing Stock Companies, etc. listed in the following items shall notify share option holders of Share Options provided for in those items that they will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day:

(i) Stock Company Disappearing in the Absorption-type Merger: all Share Options;

(ii) the Stock Company Splitting in the Absorption-type Split in cases where the Company Succeeding in the Absorption-type Split is a Stock Company: the following Share Options:

(a) the Share Options in the Absorption-type Company Split Agreement; and

(b) Share Options other than the Share Options in the Absorption-type Company Split Agreement and for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options;

(iii) the Wholly Owned Subsidiary Company Resulting from a Share Exchange in cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company: the following Share Options:

(a) Share Options under Share Exchange Agreement; and

(b) Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(4) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(5) To Exercise Appraisal Rights on Share Options, the share option holder must indicate the features and number of the Share Options with respect to which the holder is Exercising those Appraisal Rights, between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options for which share option certificates have been issued, the holder of those Share Options shall submit to Disappearing Stock Company, etc. the share option certificates; provided, however, that this shall not apply to a person who files a public petition as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said share option certificates.

(7) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options attached to Bonds with Share Options for which certificate representing the Bond with Share Options have been issued, the holder of those Share Options shall submit to the Disappearing Stock Company, etc. the certificate representing

App. M-9

the Bond with Share Options; provided, however, that this shall not apply to a person who files a petition for public notice as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said certificate representing the Bond with Share Options.

(8) Share option holders Exercising Appraisal Rights on Share Options may withdraw their demands for appraisal of the Share Options only with the approval of the Disappearing Stock Company, etc.

(9) The demands of the share option holders Exercising Appraisal Rights on Share Options lose effect if the Absorption-type Merger, etc. is cancelled.

(10) The provisions of Article 260 shall not apply to Share Options pertaining to the Exercise of Appraisal Rights on Share Options.

(Determination of the Price of Share Options)

Article 788 In cases where a holder of share options Exercises Appraisal Rights on the Share Options, if an agreement on the determination of the price of the Share Options (in cases where such Share Options are attached to Bonds with Share Options, if a holder thereof demands the Disappearing Stock Company, etc. to purchase the Bonds constituting those Bonds with Share Options, including such Bonds; hereinafter the same shall apply in this Article) is reached between the share option holder and the Disappearing Stock Company, etc. (or, after the Effective Day in cases of effecting an Absorption-type Merger, the Company Surviving the Absorption-type Merger; hereinafter the same shall apply in this Article), the Disappearing Stock Company, etc. shall make payment within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the Share Options is reached within thirty days from the Effective Day, the share option holder or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (8) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, the share option holders Exercising Appraisal Rights on the Share Options may withdraw their demands for appraisal of the Share Options at any time after the expiration of such period.

(4) The Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) A Disappearing Stock Company may pay the amount that said Disappearing Stock Company considers to be a fair price to share option holders by the determination of price of Share Options.

(6) The purchase of Share Options relating to the Exercise of Appraisal Rights on Share Options shall become effective on the Effective Day.

(7) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options for which share option certificates are issued, the Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the hare option certificates.

(8) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options attached to a Bond with Share Options for which a certificate for a Bond with Share Options is issued, the Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the certificate for the Bond with Share Options.

App. M-10

(Objections of Creditors)

Article 789 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Disappearing Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Disappearing in the Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Splitting in the Absorption-type Split who are unable to request the Stock Company Splitting in the Absorption-type Split to perform the obligations (including performance of the guarantee obligations that the Stock Company Splitting in the Absorption-type Split jointly and severally assumes with the Company Succeeding in the Absorption-type Split as a guarantor) (or, in the case where there are provisions on the matter set forth in Article 758(viii) or Article 760(vii), creditors of the Stock Company Splitting in the Absorption-type Split); and

(iii) in cases where the Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options: bondholders pertaining to such Bonds with Share Options.

(2) In cases where all or part of the creditors of the Disappearing Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor (limited to one who is able to state an objection pursuant to the provisions of such paragraph), if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and address of the Surviving Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Disappearing Stock Company, etc. and the Surviving Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Disappearing Stock Company, etc. gives public notice under that paragraph by the Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Disappearing Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph (excluding such notices to creditors of the obligations of the Stock Company Splitting in an Absorption-type Split that have arisen due to a tort in the case of effecting an Absorption-type Company Split).

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Disappearing Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

App. M-11

(Change in the Effective Day of an Absorption-type Merger, etc.)

Article 790 A Disappearing Stock Company, etc. may change the Effective Day by agreement with the Surviving Company, etc.

(2) In the cases prescribed in the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the changed Effective Day by the day immediately preceding the original Effective Day (or, immediately preceding the changed Effective Day, in the case where the changed Effective Day comes before the original Effective Day).

(3) When the Effective Day is changed pursuant to the provisions of paragraph (1), the provisions of this Section and Article 750, Article 752, Article 759, Article 761, Article 769, and Article 771 shall apply by deeming the changed Effective Day to be the Effective Day.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Company Split or Share Exchange)

Article 791 The Stock Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, without delay after the Effective Day, prepare what are provided for in the following items for the categories set forth respectively in those items, jointly with the Company Succeeding in the Absorption-type Split or the Wholly Owning Parent Company Resulting from the Share Exchange:

(i) Stock Company Splitting in the Absorption-type Split: documents detailing the rights and obligations that the Company Succeeding in the Absorption-type Split succeeded to by transfer from the Stock Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded; and

(ii) Wholly Owned Subsidiary Company Resulting from the Share Exchange: documents detailing the number of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange acquired by the Wholly Owning Parent Company Resulting from the Share Exchange and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning a Share Exchange, or electronic or magnetic records in which such information has been recorded.

(2) A Stock Company Splitting in an Absorption-type Split or a Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, for a period of six months from the Effective Day, keep the documents or electronic or magnetic records set forth in the items of the preceding paragraph at its head office.

(3) Shareholders, creditors and any other interested parties of a Stock Company Splitting in an Absorption-type Split may make the following requests to the Stock Company Splitting in the Absorption-type Split at any time during its business hours; provided, however, that the fees designated by said Stock Company Splitting in the Absorption-type Split are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in the preceding paragraph;

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in the preceding paragraph; and

App. M-12

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in the preceding paragraph by an electronic or magnetic means that the Stock Company Splitting in the Absorption-type Split has designated, or a request to be issued a document showing that information.

(4) The provisions of the preceding paragraph shall apply mutatis mutandis to a Wholly Owned Subsidiary Company Resulting from a Share Exchange. In such cases, the phrase “shareholders, creditors and any other interested parties of a Stock Company Splitting in the Absorption-type Split” shall be deemed to be replaced with “persons who were shareholders or share option holders in the Wholly Owned Subsidiary Company Resulting from the Share Exchange as of the Effective Day.”

(Special Provisions on Dividends of Surplus, etc.)

Article 792 The provisions of Article 445(4) Article 458 and Part II, Chapter V, Section 6 shall not apply to the acts listed below:

(i) acquisition of shares set forth in Article 758(viii)(a) or Article 760(vii)(a); and

(ii) distribution of dividends of surplus set forth in Article 758(viii)(b) or Article 760(vii)(b).

Subsection 2 Procedures for the Company Surviving an Absorption-type Merger, the Company Succeeding in an Absorption-type Split and the Wholly Owning Parent Company Resulting from a Share Exchange

Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 794 A Stock Company Surviving an Absorption-type Merger, a Stock Company Succeeding in an Absorption-type Split or the Wholly Owning Parent Stock Company Resulting from a Share Exchange (hereinafter referred to as the “Surviving Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the Effective Day, keep documents detailing the contents of the Absorption-type Merger Agreement, etc. and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) the day of the notice under the provisions of paragraph 3 of Article 797 or the day of the public notice under paragraph (4) of that Article, whichever is earlier; or

(iii) if the procedures under the provisions of Article 799 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier.

(3) Shareholders and creditors of a Surviving Stock Company, etc. (or, in the case where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares of the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those

App. M-13

prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders) may make the following requests to said Surviving Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Surviving Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in paragraph (1) by an electronic or magnetic means that the Surviving Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 795 A Surviving Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2) In the cases listed below, a director shall explain to that effect at the shareholders meeting set forth in the preceding paragraph:

(i) in cases where the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of obligations that the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Obligations” in the following item) exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of assets that the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Assets” in the following item);

(ii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split) delivered by the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split to shareholders of the Stock Company Disappearing in the Absorption-type Merger, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split exceeds the amount obtained by deducting the Amount of Succeeded Obligations from the Amount of Succeeded Assets; or

(iii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Wholly Owning Parent Stock Company Resulting from a Share Exchange) delivered by the Wholly Owning Parent Stock Company Resulting from a Share Exchange to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of shares in the Wholly Owned Subsidiary Company Resulting from the Share Exchange to be acquired by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(3) In cases where the assets of a Company Disappearing in an Absorption-type Merger or a Company Splitting in an Absorption-type Split include shares of the Stock Company Surviving the Absorption-type Merger

App. M-14

or the Stock Company Succeeding in the Absorption-type Split, a director shall explain the matters concerning such shares at the shareholders meeting set forth in paragraph (1).

(4) Where the Surviving Stock Company, etc. is a Company with Class Shares, in the cases listed in the following items, an Absorption-type Merger, etc. shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by Class Shareholders of the class of shares provided for respectively in those items (limited to Shares with a Restriction on Transfer and for which the provisions of the articles of incorporation set forth in Article 199(4) do not exist) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders:

(i) in cases where the Monies, etc. delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or to members of the Membership Company Disappearing in an Absorption-type Merger are shares of the Stock Company Surviving the Absorption-type Merger: the class of shares set forth in Article 749(1)(ii)(a);

(ii) in cases where the Monies, etc. delivered to the Company Splitting in an Absorption-type Split are shares of the Stock Company Succeeding in the Absorption-type Split: the class of shares set forth in Article 758(iv)(a); or

(iii) in cases where the Monies, etc. delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange: the class of shares set forth in Article 768(1)(ii)(a).

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required, etc.)

Article 796 The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in the cases where a Company Disappearing in an Absorption-type Merger, the Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange (hereinafter referred to as the “Disappearing Company, etc.” in this Division) is the Special Controlling Company of the Surviving Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split are Shares with a Restriction on Transfer, etc. of the Surviving Stock Company, etc., and the Surviving Stock Company, etc. is not a Public Company.

(2) The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in cases where the amount set forth in item (i) does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Surviving Stock Company, etc., such proportion) of the amount set forth in item (ii); provided, however, that this shall not apply in the cases listed in the items of paragraph (2) of that Article or the cases prescribed in the proviso to the preceding paragraph:

(i) the total amount of the amounts listed below:

(a) the amount obtained by multiplying the number of shares of the Surviving Stock Company, etc. to be delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split (hereinafter referred to as “Shareholders, etc. of the Disappearing Company, etc.” in this item) by the amount of net assets per share;

App. M-15

(b) the total amount of the book value of Bonds, Share Options or Bonds with Share Options of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

(c) the total amount of the book value of property other than shares, etc. of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

(ii) the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Surviving Stock Company, etc.

(3) In the cases prescribed in the main clause of the preceding paragraph, if shareholders that hold the shares (limited to those that entitle the shareholders to exercise voting rights at a shareholders meeting under paragraph (1) of the preceding Article) in the number prescribed by the applicable Ordinance of the Ministry of Justice notify the Surviving Stock Company, etc. to the effect that such shareholders dissent from the Absorption-type Merger, etc., within two weeks from the day of the notice under the provisions of Article 797(3) or the public notice under paragraph (4) of that Article, such Surviving Stock Company, etc. must obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting no later than the day immediately preceding the Effective Day.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 796-2 In the following cases, if shareholders of the Surviving Stock Company, etc. are likely to suffer disadvantages, shareholders of the Surviving Stock Company, etc. may demand the Surviving Stock Company, etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in the main clause of paragraph (2) of the preceding Article (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to paragraph (1) or paragraph (3) of the preceding Article):

(i) In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii) In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 758 (iv), or Article 768 (1) (ii) or (iii) are extremely improper in light of the financial status of said Surviving Stock Company, etc. or Disappearing Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 797 In cases of effecting an Absorption-type Merger, etc., dissenting shareholders may demand that the Surviving Stock Company, etc. purchase, at a fair price, the shares that they hold; provided, however, that this shall not apply to the cases prescribed in the main clause of Article 796 (2) (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to Article 796 (1), or (3)).

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items:

(i) in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a) shareholders who gave notice to such Surviving Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

App. M-16

(ii) in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1));

(3) A Surviving Stock Company, etc. shall notify its shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1)) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Disappearing Company, etc. (or, in the cases prescribed in Article 795(3), the fact that it will effect an Absorption-type Merger, etc., the trade name and address of the Disappearing Company, etc. and the matters concerning shares set forth in that paragraph), by twenty days prior to the Effective Day.

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Surviving Stock Company, etc. is a Public Company; or

(ii) in cases where the Surviving Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 795(1).

(5) To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division) a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising those Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Surviving Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7) Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Surviving Stock Company, etc.

(8) The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9) The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination of the Price of Shares, etc.)

Article 798 If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Surviving Stock Company, etc., the Surviving Stock Company, etc. must pay that price within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Surviving Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

App. M-17

(4) The Surviving Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) The Surviving Stock Company, etc. may pay the amount that said Surviving Company, etc. considers as fair price to shareholders until the determination of price of shares.

(6) A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7) If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Objections of Creditors)

Article 799 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Surviving Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Surviving the Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Succeeding in the Absorption-type Split; or

(iii) in cases of effecting a Share Exchange other than where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange are only shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto, or in the cases prescribed in Article 768(1)(iv): creditors of the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(2) In cases where the creditors of the Surviving Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Surviving Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor, if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and address of the Disappearing Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Surviving Stock Company, etc. and the Disappearing Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Surviving Stock Company, etc. gives public notice under that paragraph by Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Surviving Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph.

App. M-18

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Surviving Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Special Provisions on Cases Where the Monies, etc. to Be Delivered to Shareholders, etc. of the Disappearing Company, etc. Are the Parent Company’s Shares of the Surviving Stock Company, etc.)

Article 800 Notwithstanding the provisions of Article 135(1), in cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split (hereinafter referred to as “Shareholders, etc. of the Disappearing Company, etc.” in this paragraph) are the Parent Company’s Shares (meaning the Parent Company’s Shares prescribed in paragraph (1) of that Article; hereinafter the same shall apply in this Article) of the Surviving Stock Company, etc., the Surviving Stock Company, etc. may acquire such Parent Company’s Shares in a number not exceeding the total number of such Parent Company’s Shares to be delivered to the Shareholders, etc. of the Disappearing Company, etc. at the time of the Absorption-type Merger, etc.

(2) Notwithstanding the provisions of Article 135(3), the Surviving Stock Company, etc. set forth in the preceding paragraph may hold the Parent Company’s Shares of the Surviving Stock Company, etc. until the Effective Day; provided, however, that this shall not apply when the Absorption-type Merger, etc. is cancelled.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger, etc.)

Article 801 A Stock Company Surviving an Absorption-type Merger shall, without delay after the Effective Day, prepare documents detailing the rights and obligations that the Stock Company Surviving the Absorption-type Merger succeeded to by transfer from the Company Disappearing in the Absorption-type Merger through the Absorption-type Merger and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Merger, or electronic or magnetic records in which such information has been recorded.

(2) The Stock Company Succeeding in an Absorption-type Split (limited to the Stock Company Succeeding in the Absorption-type Split where the Limited Liability Company effects the Absorption-type Company Split) shall, without delay after the Effective Day, prepare, jointly with the Limited Liability Company Splitting in the Absorption-type Split, documents detailing the rights and obligations that the Stock Company Succeeding in the Absorption-type Split succeeded to by transfer from the Limited Liability Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded.

(3) Each of the Surviving Stock Companies, etc. listed in the following items shall, for a period of six months from the Effective Day, keep what are specified respectively in those items at its head office:

(i) Stock Company Surviving an Absorption-type Merger: documents or electronic or magnetic records set forth in paragraph (1);

(ii) Stock Company Succeeding in an Absorption-type Split: documents or electronic or magnetic records set forth in the preceding paragraph or Article 791(1)(i); and

App. M-19

(iii) Wholly Owning Parent Stock Company Resulting from a Share Exchange: documents or electronic or magnetic records set forth in Article 791(1)(ii).

(4) Shareholders and creditors of the Stock Company Surviving an Absorption-type Merger may make the following requests to said Stock Company Surviving the Absorption-type Merger at any time during its business hours; provided, however, that the fees designated by said Stock Company Surviving the Absorption-type Merger are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in item (i) of the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in item (i) of the preceding paragraph;

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph; and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph by an electronic or magnetic means that the Stock Company Surviving the Absorption-type Merger, or requests has designated, or a request to be issued a document showing that information.

(5) The provisions of the preceding paragraph shall apply mutatis mutandis to the Stock Company Succeeding in an Absorption-type Split. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders, creditors and any other interested parties,” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (ii) of the preceding paragraph.”

(6) The provisions of paragraph (4) shall apply mutatis mutandis to the Wholly Owning Parent Stock Company Resulting from a Share Exchange. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders and creditors (or, in cases where Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders of the Wholly Owning Parent Stock Company Resulting from the Share Exchange),” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (iii) of the preceding paragraph.”

Source: Unofficial translation of the Companies Act of Japan, published by Ministry of Justice, Government of Japan

App. M-20

Appendix N

July 27, 2018

Consolidated Financial Results for the Three Months Ended June 30, 2018 [Under Japanese GAAP]

Company name:	Alps Electric Co., Ltd.
Listing:	First Section of the Tokyo Stock Exchange
Code number:	6770
URL:	http://www.alps.com/e/ir/index.html
Representative:	Toshihiro Kuriyama President
Inquiries to:	Yoichiro Kega Director Officer in charge of Corporate Planning, Accounting and Finance, General Affairs and Environment (TEL.:+81-3-5499-8026)
Scheduled date to file Quarterly Securities Report:	August 6, 2018
Scheduled date to commence dividend payments:	—
Preparation of supplementary materials on quarterly earnings:	Yes
Holding of quarterly earnings performance review:	Yes (Conference call for analysts and institutional investors)

(Amounts are rounded down to the nearest million yen, unless otherwise noted)

1.	Consolidated performance for the three months ended June 30, 2018 (from April 1, 2018 to June 30, 2018)

(1)	Consolidated operating results (Cumulative)

(Percentages indicate changes over the same period of the previous fiscal year)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Three months ended
June 30, 2018	202,219	6.7	9,621	21.7	8,336	12.4	3,850	(39.2)
June 30, 2017	189,542	8.5	7,903	56.5	7,419	131.9	6,327	139.8

(Note) Comprehensive income
For the three months ended June 30, 2018: ¥3,812 million [(53.2)%]
For the three months ended June 30, 2017: ¥8,142 million [—%]

	Basic earnings per share	Diluted earnings per share
	Yen	Yen
Three months ended
June 30, 2018	19.65	19.64
June 30, 2017	32.30	32.29

App. N-1

(2)	Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
June 30, 2018	667,437	414,501	44.9	1,531.29
March 31, 2018	669,874	415,872	45.0	1,537.37

(Reference) Equity
As of June 30, 2018: ¥299,994 million
As of March 31, 2018: ¥301,176 million

(Note) “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the three-month period ended June 30, 2018. Figures as of March 31, 2018 above are those after applicable retrospective adjustments.

2.	Cash dividends

	Annual dividends
	June 30	September 30	December 31	March 31	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2018	—	17.00	—	20.00	37.00
Fiscal year ending March 31, 2019	—
Fiscal year ending March 31, 2019 (Forecast)		25.00	—	25.00	50.00

(Note) Revisions to the cash dividends forecasts most recently announced: None

Notes

(1)	Changes in significant subsidiaries during the period (changes in specific subsidiaries resulting in the change in scope of consolidation): None
(2)	Application of accounting treatments specific to preparation of quarterly consolidated financial statements: None
(3)	Changes in accounting policies, changes in accounting estimates and restatement:
a.	Changes in accounting policies due to revisions to accounting standards: None
b.	Changes in accounting policies due to other reasons: None
c.	Changes in accounting estimates: None
d.	Restatements: None

(4)	Number of issued shares (common stock)

a.	Total number of issued shares at the end of the period (including treasury stock)

As of June 30, 2018	198,208,086 shares
As of March 31, 2018	198,208,086 shares

b.	Number of shares of treasury stock at the end of the period

As of June 30, 2018	2,298,829 shares
As of March 31, 2018	2,304,021 shares

App. N-2

c.	Average number of shares during the period (cumulative from the beginning of the fiscal year)

For the three months ended June 30, 2018	195,905,774 shares
For the three months ended June 30, 2017	195,905,088 shares

*	Quarterly earnings reports are not subject to quarterly review by external auditors.

(Access to supplementary material on quarterly earnings)

Supplementary material on quarterly earnings is available on the Company’s website from Friday, July 27, 2018.

App. N-3

o Supplementary Materials – Contents

1.	Qualitative Information on Financial Results for the Three Months Ended June 30, 2018	App.N-5
	(1) Information regarding operating results	App.N-5
	(2) Information regarding financial position	App.N-7
2.	Quarterly Consolidated Financial Statements and Significant Notes Thereto	App.N-8
	(1) Quarterly consolidated balance sheet	App.N-8
	(2) Quarterly consolidated statement of income and comprehensive income	App.N-10
	(3) Notes to quarterly consolidated financial statements	App.N-11
	(Notes on going concern assumptions)	App.N-11
	(Notes on significant changes in the amount of shareholders’ equity)	App.N-11
	(Additional information)	App.N-11
	(Segment information)	App.N-11
3.	Supplementary Information	App.N-13
	(1) Sales results of the Electronic Components Segment	App.N-13
	(2) Execution of the basic agreement on the business collaboration	App.N-13

App. N-4

1.	Qualitative Information on Financial Results for the Three Months Ended June 30, 2018

(1)	Information regarding operating results

Regarding the global economy during the three months ended June 30, 2018, the U.S. economy remained solid, reflecting steady corporate earnings and improving labor market. In Europe, the economy has been on a recovery path on the back of an increase in consumer spending brought about by improving employment environment. China maintained its growth fueled by solid consumer spending. Japanese economy has been in a moderate recovery trend, as reflected by a continued increase in capital spending and a recovery in consumer spending.

Operating results for the three months ended June 30, 2018 are summarized below. Net sales shown below represent net sales to external parties, after elimination of inter-segment sales (e.g. sales made by the Electronic Components Segment to the Automotive Infotainment Segment (supply of products) or sales made by the Logistics Segment to the Electronic Components Segment and the Automotive Infotainment Segment (provision of logistics services)).

Segment information

<Electronic Components Segment>

In the electronics industry, an increasing number of automakers and components manufacturers are moving forward with development for CASE (Connected, Autonomous, Shared & Services, Electric) in the automobile market. In the mobile market, while there has been a significant slowdown of growth in smartphones, the demand for smartphones with high functionality is gradually increasing and the demand for related components remains at a high level. In the gaming consoles market, products with VR (Virtual Reality) have achieved steady results and in the IoT (Internet of Things) market, the application of IoT is increasing in various domains.

Under these circumstances, this fiscal year is the final fiscal year of the 8th Mid-Term Business Plan for the Electronic Components Segment. In the automotive market, we recorded steady sales for input modules and radio frequency communication products. However, in the consumer market, the sales of various smartphone related products for the three months ended June 30, 2018 decreased compared to the same period of the previous fiscal year due to a decrease in demand in certain markets. Although Japanese yen depreciated more than we had expected at the beginning of the fiscal year and our operating results remained at a high level, net sales and operating income for the three months ended June 30, 2018 both decreased compared to the same period of the previous fiscal year.

[Automotive market]

In the automotive market within the Electronic Components Segment, we recorded steady sales for module products such as electric shifters and door modules, as well as radio frequency communication products such as Bluetooth®, W-LAN and LTE. Moreover, we acquired Greina Technologies, Inc., a U.S.-based company that possesses high sensing technology, with the aim at developing new products in the CASE domains going forward.

Net sales in this market for the three months ended June 30, 2018 amounted to ¥70.6 billion, an increase of 6.0% compared to the same period of the previous fiscal year.

[Consumer market]

In the consumer market within the Electronic Components Segment, the sales of camera actuators, component products and HAPTIC® in the gaming consoles market was weak at the beginning of the period in the mobile market, due to a decrease in demand in the smartphone market. Later in the period, the sales have gradually recovered, reflecting our efforts to successfully grow our customer base in the smartphone

App. N-5

market. In EHII (Energy, Healthcare, Industry, IoT), we displayed our products at IoT, medical and energy-related exhibitions and continued to cultivate new demands by making specific proposals of technology and products.

Net sales in this market for the three months ended June 30, 2018 amounted to ¥40.7 billion, a decrease of 10.1% compared to the same period of the previous fiscal year.

As a result, net sales in the Electronic Components Segment for the three months ended June 30, 2018 amounted to ¥111.4 billion, a decrease of 0.5%, and operating income amounted to ¥4.3 billion, a decrease of 39.6% compared to the same period of the previous fiscal year.

<Automotive Infotainment Segment>

Today’s automotive industry has entered a phase of tremendous transformation that is said to occur only once every 100 years. In particular, the four domains which are referred to as CASE are seeing, in a short period of time, major changes that are unparalleled by other industries, such as the constant connection to the internet, autonomous driving, automobile sharing services, and a shift toward vehicle electrification such as with hybrid cars and electric vehicles. As represented by the entry of electronics companies into the automobile industry, collaboration between the in-car IT field which centers on infotainment systems, and new fields such as autonomous driving and AI (artificial intelligence) is expanding, leading to intensified competition among companies beyond the frameworks of the business area or industry.

In such environment, the Automotive Infotainment Segment (Alpine Electronics, Inc., listed on the First Section of the Tokyo Stock Exchange) moved forward with a plan to integrate its business with the Company, which is expected to complete in December 2018 after the approval at extraordinary general meeting of shareholders of Alpine, in order to respond to CASE, a new trend within the automotive industry. This business integration is aimed at strengthening development of HMI (Human Machine Interface) that offers both driver and passenger a richer space and experience through the fusion of Alpine’s software technology and our sensing device and communication device technology. Further, in order to strengthen our commitment to the Chinese automotive market in which the markets for EVs (Electric Vehicles) and car sharing services are expected to expand, we have increased investment in capital in Neusoft Reach Automotive Technology (Shanghai) Co., Ltd., which is an affiliated company accounted for using the equity method, with the goal to achieve growth by becoming a total solution provider of automotive infotainment systems.

Net sales and income both increased for the three months ended June 30, 2018 compared to the same period of the previous fiscal year due to strong sales of navigation systems for Europe luxury automakers, which continued from the previous fiscal year, and our initiatives to reduce production cost and expenses.

As a result, net sales in the Automotive Infotainment Segment for the three months ended June 30, 2018 amounted to ¥71.6 billion and operating income amounted to ¥4.0 billion, which were increases of 21.3% and 961.0%, respectively, compared to the same period of the previous fiscal year.

<Logistics Segment>

The electronic component industry, which is a major source of customers of the Logistics Segment, has experienced a slowdown in smartphone related demand. Despite such fact, the demand for electronic components and semiconductors, both of which are the main categories of goods that we handle, has been solid during the previous fiscal year and, to a lesser degree, the current fiscal year, fueled by the accelerating use of electronics in cars and the development of IoT.

With such demand trend, in the Logistics Segment (Alps Logistics Co., Ltd., listed on the Second Section of the Tokyo Stock Exchange), we continued our effort from the previous fiscal year to increase the amount of cargo handled by expanding our bases of operations, warehouses and network on a global basis, and by promoting sales activities through proposals in collaboration between domestic and overseas bases.

App. N-6

Further, in the current year, we worked on enhancement of bases of operations we have expanded, including stabilizing operations and improving productivity of warehouses. In Japan, construction work for a large warehouse was completed in Kazo City, Saitama Prefecture in May 2018, and the warehouse integrated with the Hanyu office launched operation. As a hub of the domestic transportation network, this warehouse with high-quality storage environment will better serve our customers. Overseas, we have made our efforts to improve operational efficiency and productivity of warehouses that had expanded rapidly during the previous fiscal year in order to improve our profitability. In the region of East China, the Taicang warehouse was expanded to accommodate an increased demand. In ASEAN, a warehouse was relocated aiming to expand storage business in Singapore, and in Europe, a warehouse was expanded in Germany to prepare for international sales expansion.

Net sales increased due to sales volume increases in Japan and overseas for the three months ended June 30, 2018. However, profit decreased because we could not absorb the start-up cost for a new location in spite of our efforts to improve productivity.

As a result, net sales in the Logistics Segment for the three months ended June 30, 2018 amounted to ¥16.2 billion and operating income amounted to ¥0.9 billion, which were an increase of 3.4% and a decrease of 20.2%, respectively, compared to the same period of the previous fiscal year.

On the consolidated basis, the Alps Group, consisting of three operating segments noted above and other, recorded net sales of ¥202.2 billion, operating income of ¥9.6 billion, ordinary income of ¥8.3 billion, and net income attributable to owners of parent of ¥3.8 billion for the three months ended June 30, 2018, which were increases of 6.7%, 21.7%, and 12.4% and a decrease of 39.2%, respectively, compared to the same period of the previous fiscal year.

(2)	Information regarding financial position

Assets, Liabilities and Net Assets

Total assets as of June 30, 2018 were ¥667.4 billion, a decrease of ¥2.4 billion from the end of the previous fiscal year. Equity decreased by ¥1.1 billion, to ¥299.9 billion, and equity ratio was 44.9%.

Current assets as of June 30, 2018 were ¥391.5 billion, a decrease of ¥8.7 billion from the end of the previous fiscal year, due to factors such as a decrease in trade notes and accounts receivable and cash and deposits, partially offset by an increase in inventories.

Non-current assets as of June 30, 2018 were ¥275.8 billion, an increase of ¥6.3 billion from the end of the previous fiscal year, due to factors such as an increase in buildings and structures, machinery, equipment and vehicles and intangible assets, as well as a decrease in construction in progress.

Current liabilities as of June 30, 2018 were ¥194.8 billion, a decrease of ¥2.7 billion from the end of the previous fiscal year, due to factors such as decreases in provision for bonuses and accrued income taxes, as well as increases in trade notes and accounts payable and short-term borrowings.

Non-current liabilities as of June 30, 2018 were ¥58.0 billion, an increase of ¥1.7 billion from the end of the previous fiscal year, due to factors such as increases in long-term borrowings and deferred tax liabilities.

“Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the three-month period ended June 30, 2018. Therefore, the balance sheet amounts as of the end of the previous fiscal year have been restated for comparative purposes.

App. N-7

2.	Quarterly Consolidated Financial Statements and Significant Notes Thereto

(1)	Quarterly consolidated balance sheet

(Millions of yen)

	As of March 31, 2018	As of June 30, 2018
Assets
Current assets
Cash and deposits	121,554	118,277
Trade notes and accounts receivable	160,107	150,556
Merchandise and finished goods	59,693	59,500
Work in process	11,496	11,716
Raw material and supplies	24,936	27,522
Others	22,955	24,433
Allowance for doubtful accounts	(436)	(461)

Total current assets	400,307	391,546

Non-current assets
Property, plant and equipment
Buildings and structures	134,447	136,847
Accumulated depreciation and impairment loss	(95,739)	(96,038)

Buildings and structures, net	38,708	40,809

Machinery, equipment and vehicles	232,870	235,368
Accumulated depreciation and impairment loss	(163,616)	(164,332)

Machinery, equipment and vehicles, net	69,254	71,035

Tools, furniture and fixtures and molds	136,845	137,362
Accumulated depreciation and impairment loss	(116,956)	(116,992)

Tools, furniture and fixtures and molds, net	19,888	20,370

Land	30,574	30,589
Construction in progress	27,465	25,512

Total property, plant and equipment, net	185,891	188,316

Intangible assets, net	18,572	19,983
Investments and other assets
Investment securities	25,261	24,360
Deferred tax assets	17,469	18,467
Retirement benefit assets	46	31
Others	25,048	27,491
Allowance for doubtful accounts	(2,722)	(2,759)

Total investments and other assets	65,103	67,590

Total non-current assets	269,567	275,890

Total assets	669,874	667,437

App. N-8

		(Millions of yen)
	As of March 31, 2018	As of June 30, 2018
Liabilities
Current liabilities
Trade notes and accounts payable	73,764	77,704
Short-term borrowings	36,810	40,081
Accrued expenses	18,151	19,078
Accrued income taxes	7,602	4,717
Provision for bonuses	11,991	6,539
Provision for product warranties	6,960	7,363
Other provisions	512	326
Others	41,867	39,077

Total current liabilities	197,660	194,887

Non-current liabilities
Long-term borrowings	33,610	35,195
Deferred tax liabilities	2,646	3,122
Defined benefit liabilities	14,262	13,969
Provision for environmental measures	590	590
Other provisions	223	203
Others	5,008	4,966

Total non-current liabilities	56,341	58,048

Total liabilities	254,001	252,935

Net assets
Shareholders’ equity
Common stock	38,730	38,730
Capital surplus	56,065	56,063
Retained earnings	213,790	213,722
Treasury stock	(3,497)	(3,489)

Total shareholders’ equity	305,088	305,026

Accumulated other comprehensive income
Unrealized gains on securities	4,734	4,718
Deferred gains or losses on hedges	(0)	(4)
Revaluation reserve for land	(505)	(505)
Foreign currency translation adjustments	(5,339)	(6,442)
Remeasurements of defined benefit plans	(2,800)	(2,797)

Total accumulated other comprehensive loss	(3,912)	(5,031)

Subscription rights to shares	333	292
Non-controlling interests	114,362	114,214

Total net assets	415,872	414,501

Total liabilities and net assets	669,874	667,437

App. N-9

(2)	Quarterly consolidated statement of income and comprehensive income

(Millions of yen)

	Three months ended June 30, 2017	Three months ended June 30, 2018
Net sales	189,542	202,219
Cost of sales	153,832	163,916

Gross profit	35,709	38,303

Selling, general and administrative expenses	27,806	28,681

Operating income	7,903	9,621

Non-operating income
Interest income	117	135
Dividend income	126	133
Gain on settlement of molds	167	—
Miscellaneous income	218	214

Total non-operating income	630	484

Non-operating expenses
Interest expense	141	294
Foreign exchange losses	148	373
Share of loss of entities accounted for using equity method	69	75
Commission fee	382	627
Miscellaneous expenses	372	399

Total non-operating expense	1,114	1,769

Ordinary income	7,419	8,336

Extraordinary income
Gain on sale of non-current assets	26	19
Gain on change in equity	—	9
Gain on step acquisitions	42	—
Others	0	7

Total extraordinary income	69	35

Extraordinary loss
Loss on disposal of non-current assets	18	41
Others	14	2

Total extraordinary loss	33	43

Income before income taxes	7,455	8,329

Current income taxes	1,888	3,214
Deferred income taxes	(641)	(340)

Total income taxes	1,247	2,873

Net income	6,208	5,455

Net income attributable to:
Owners of parent	6,327	3,850
Non-controlling interests	(119)	1,605
Other comprehensive income (loss)
Unrealized losses on securities	(393)	(537)
Deferred losses on hedges	(42)	(7)
Foreign currency translation adjustments	2,363	(1,336)
Remeasurements of defined benefit plans	107	305
Share of other comprehensive income of investments accounted for using the equity method	(101)	(67)

Total other comprehensive income	1,934	(1,643)

Comprehensive income	8,142	3,812

Comprehensive income attributable to:
Owners of parent	7,882	2,830
Non-controlling interests	260	982

App. N-10

(3)	Notes to quarterly consolidated financial statements

(Notes on going concern assumptions)

No items to report.

(Notes on significant changes in the amount of shareholders’ equity)

No items to report.

(Additional information)

(Adoption of “Partial Amendments to Accounting Standard for Tax Effect Accounting”)

“Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the three-month period ended June 30, 2018. Deferred tax assets are presented as part of investments and other assets, and deferred tax liabilities are presented as part of non-current liabilities.

(Segment information)

[Segment information]

1. Three months ended June 30, 2017 (from April 1, 2017 to June 30, 2017)

1.	Information concerning net sales and profit/loss by reportable segment

(Millions of yen)

	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on quarterly consolidated financial statements (Note 3)

	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	111,984	59,071	15,729	186,785	2,757	189,542	—	189,542
Inter-segment sales and transfers	2,665	1,972	9,965	14,603	3,326	17,929	(17,929)	—
Total	114,649	61,043	25,695	201,388	6,084	207,472	(17,929)	189,542
Segment profit	7,150	378	1,224	8,753	337	9,091	(1,187)	7,903

(Note)

1.	“Other” represents business segments not included in the reportable segments, and includes the development of information systems, office services, financing and leasing businesses.
2.	The adjustment of ¥(1,187) million to segment profit represents reclassification adjustments upon consolidation and eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the quarterly consolidated financial statements.

2.	Information concerning impairment loss on non-current assets or goodwill by reportable segment

This information is omitted because the amount is insignificant.

3.	Geographic information

Net sales				(Millions of yen)
Japan	United States	China	Germany	Others	Total
37,985	34,105	31,593	18,747	67,110	189,542

(Note) Net sales are attributed by country or region based on the customers’ locations.

App. N-11

2. Three months ended June 30, 2018 (from April 1, 2018 to June 30, 2018)

1.	Information concerning net sales and profit/loss by reportable segment

(Millions of yen)

	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on quarterly consolidated financial statements (Note 3)

	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	111,451	71,630	16,264	199,346	2,872	202,219	—	202,219
Inter-segment sales and transfers	3,784	1,829	9,710	15,324	3,619	18,944	(18,944)	—
Total	115,236	73,460	25,975	214,671	6,491	221,163	(18,944)	202,219
Segment profit	4,320	4,017	977	9,315	276	9,591	29	9,621

(Note)

1.	“Other” represents business segments not included in the reportable segments, and includes the development of information systems, office services, financing and leasing businesses.
2.	The adjustment of ¥29 million to segment profit represents eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the quarterly consolidated financial statements.

2.	Information concerning impairment loss on non-current assets or goodwill by reportable segment

This information is omitted because the amount is insignificant.

3.	Geographic information

Net sales				(Millions of yen)
China	Japan	United States	Germany	Others	Total
40,385	38,185	32,699	19,063	71,885	202,219

(Note) Net sales are attributed by country or region based on the customers’ locations.

App. N-12

3.	Supplementary Information

(1)	Sales results of the Electronic Components Segment

Sales results of Electronic Components Segment are as follows:

	Three months ended June 30, 2017 (from April 1, 2017 to June 30, 2017)		Three months ended June 30, 2018 (from April 1, 2018 to June 30, 2018)		Changes in net sales
	Net sales (Millions of yen)	Percentage (%)	Net sales (Millions of yen)	Percentage (%)	Amount (Millions of yen)	Percentage (%)
Electronic Components Segment	111,984	59.1	111,451	55.1	(532)	(0.5)
Automotive market	66,630	35.2	70,660	34.9	4,029	6.0
Consumer market	45,353	23.9	40,791	20.2	(4,562)	(10.1)

(Note) Percentage represents ratio to the consolidated net sales.

(2)	Execution of the basic agreement on the business collaboration

The Board of the Directors of the Company and Alpine Electronics, Inc. were authorized to carry out the business collaboration at their respective Board of Directors’ meeting on July 27, 2018. For details, please refer to “Notice Regarding the Execution of the Basic Agreement on the Business Collaboration between Alps Electric Co., Ltd. and Alpine Electronics, Inc.” released today.

App. N-13

Appendix O

Translation	July 27, 2018

Consolidated Financial Results for the First Three Months of the Fiscal Year Ending March 31, 2019 <under Japanese GAAP>

Company name:	Alpine Electronics, Inc.
Listing:	First Section of the Tokyo Stock Exchange
Code number:	6816
URL:	http://www.alpine.com/e/investor/
Representative:	Nobuhiko Komeya, President
Inquiries:	Toshinori Kobayashi, Director, Administration
TEL: +81-3-5499-8111 (from overseas)

Scheduled date to file Quarterly Securities Report:	August 6, 2018
Scheduled date to commence dividend payments:	—
Preparation of supplementary material on quarterly earnings:	Yes
Holding of quarterly earnings performance review:	None

(Millions of yen with fractional amounts discarded, unless otherwise noted)

1.	Consolidated performance for the first three months of the fiscal year ending March 31, 2019 (from April 1, 2018 to June 30, 2018)

(1)	Consolidated operating results (Cumulative)

(Percentages indicate year-on-year changes.)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
First three months ended
June 30, 2018	73,460	20.3	4,008	938.9	3,719	649.6	2,286	—
June 30, 2017	61,043	(2.3)	385	1.0	496	—	(1,270)	—

(Note) Comprehensive income
For the first three months ended June 30, 2018: ¥983 million [—%]
For the first three months ended June 30, 2017: ¥(1,203) million [—%]

	Basic earnings per share	Diluted earnings per share
	Yen	Yen
First three months ended
June 30, 2018	33.15	33.12
June 30, 2017	(18.42)	—

App. O-1

(2)	Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
June 30, 2018	219,403	156,054	70.1	2,229.87
March 31, 2018	218,126	156,104	70.5	2,231.76

(Reference) Equity
As of June 30, 2018: ¥153,791 million
As of March 31, 2018: ¥153,883 million

(Note) The Alpine Group (the “Group”) has applied the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28, February 16, 2018) and relevant Guidances effective from the beginning of the first quarter of the fiscal year ending March 31, 2019. The results for the fiscal year ended March 31, 2018 are those after retrospective application.

2.	Cash dividends

	Annual dividends
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2018	—	15.00	—	15.00	30.00
Fiscal year ending March 31, 2019	—
Fiscal year ending March 31, 2019 (Forecast)		15.00	—	15.00	30.00

(Note) Revisions to the forecasts of cash dividends most recently announced: None

*	Notes
(1)	Changes in significant subsidiaries during the period (changes in specified subsidiaries resulting in the change in scope of consolidation): None
(2)	Application of a specific accounting procedure for preparing consolidated quarterly financial statements: None
(3)	Changes in accounting policies, changes in accounting estimates and restatement of prior period financial statements after error corrections
a.	Changes in accounting policies due to revisions to accounting standards: None
b.	Changes in accounting policies due to other reasons: None
c.	Changes in accounting estimates: None
d.	Restatement of prior period financial statements after error corrections: None

(4)	Number of issued shares (common shares)

a.	Total number of issued shares at the end of the period (including treasury shares)

As of June 30, 2018	69,784,501 shares
As of March 31, 2018	69,784,501 shares

b.	Number of shares of treasury shares at the end of the period

As of June 30, 2018	814,861 shares
As of March 31, 2018	832,241 shares

App. O-2

c.	Average number of shares during the period (cumulative from the beginning of the fiscal year)

For the first three months ended June 30, 2018	68,957,241 shares
For the first three months ended June 30, 2017	68,941,531 shares

*	Quarterly financial results reports are exempt from quarterly review conducted by certified public accountants or an audit corporation.

(Method of accessing supplementary material on quarterly earnings)

Effective from Friday, July 27, 2018, supplementary material on earnings is available on the Company’s website.

App. O-3

1.	Qualitative Information Regarding Settlement of Accounts for the First Three Months

(1)	Information regarding operating results

In the global economy during the first three months ended June 30, 2018, despite concerns regarding trade friction with Europe and China stemming from protectionist trade policies in the U.S. have been mounting, the U.S. economy has held firm against a backdrop of an improving jobs environment and robust consumer spending, and Europe has also held to a moderate trend of recovery. The Japanese economy has also maintained a path of moderate recovery, despite concerns fueled by factors such as rising gasoline costs and increasing prices of food products.

The automobile industry has entered an era of great change, which some people say occurs once a century. Particularly, in four areas called CASE (Connected, Autonomous, Shared & Services, Electric Vehicle), significant changes that are unseen in other industries are taking place, including a constant connection to the Internet (Connected), autonomous driving (Autonomous), car-sharing services (Shared & Services) and the shift to electrically driven vehicles owing to the widespread use of hybrid cars and electric vehicles (Electric Vehicle). Amid the accelerating use of electronics in cars, in the car electronics industry, collaboration between the in-car IT field which centers on infotainment systems, and new fields such as autonomous driving and AI (artificial intelligence) is expanding, leading to intensified competition among companies regardless of business area or type.

Under these circumstances, the Group plans the business integration with Alps Electric Co., Ltd. (scheduled to be completed by the end of December 2018) in order to respond to CASE, a new trend within the automobile industry. The Group will work on fusing the Company’s software technology with Alps Electric’s sensing device and communication device technologies, for further enhancing the development of HMI (human machine interface), which offers both driver and passenger a richer space and experience, through business integration. Furthermore, the Company has been working to strengthen its approach to the Chinese automotive market amid likely expansion in the markets for electric vehicles and car-sharing services. To that end, the Company has been promoting efforts geared to achieving growth with our sights set on becoming an enterprise offering total solutions for in-car information systems, in part by carrying out a capital increase in equity method associate Neusoft Reach Automotive Technology (Shanghai) Co., Ltd.

In terms of business performance, both net sales and income exceeded those achieved in the corresponding period of the previous fiscal year. The increases are a result of having promoted reductions in production costs and other expenses, in addition to having maintained strong sales of navigation systems to European luxury automotive manufacturers continuing from the previous fiscal year.

As a result, during the first three months ended June 30, 2018, consolidated net sales increased 20.3% compared with the corresponding period of the previous fiscal year, to ¥73.4 billion. Operating income increased 938.9% to ¥4.0 billion, ordinary income increased 649.6% to ¥3.7 billion, and net income attributable to owners of parent amounted to ¥2.2 billion (loss attributable to owners of parent of ¥1.2 billion in the corresponding period of the previous fiscal year).

Segment information is summarized below. Sales figures indicate sales to outside customers.

< Audio Products segment >

In the Audio Products segment, a trend of contraction continued in the existing audio market as a result of audio functions being combined with information and communication equipment such as navigation systems and display products in the aftermarket as well as in the OEM market. Amid that challenging environment, the Company has been aiming to increase sales in the Chinese aftermarket, the world’s largest automobile market. To that end, it has been aggressively promoting the Alpine brand in part by exhibiting demonstration cars fitted with sound systems at the “15th Beijing International Automotive Exhibition.” The Company also took steps to gain new users by exhibiting at “OTOTEN—AUDIO VISUAL FESTIVAL 2018—,” the largest domestic exhibition dedicated to audiovisual equipment, and providing high-quality premium sound systems.

App. O-4

Furthermore, in the OEM market, the Company focused on increasing orders for slim-line and lightweight speakers that aid in reducing the vehicle’s fuel consumption and environmental footprint, and its lightweight and compact “free layout speakers” that improve freedom of placement in order to adapt to changes in the vehicle’s interior design, in addition to speakers and amplifiers that offer realistically reproduced high-quality audio tailored to luxury vehicle models with exceptionally quiet cabins.

Accordingly, segment sales increased 5.7% compared with the corresponding period of the previous fiscal year, to ¥14.0 billion.

< Information and Communication Products segment >

In the Information and Communication Products segment, the Company worked to increase sales in the domestic aftermarket which has involved launching floating-type large-screen navigation systems, new products developed for vehicle models that are hard to equip with large-screen navigation systems. The Company also worked on expansion of sales for “Alpine Style Customized Cars,” which are equipped with system products built around navigation systems, as well as high-quality vehicle interiors. In addition, the Group has been taking steps to reach new user demographics by launching new floating-type products that are compatible with Apple CarPlay and Android Auto for the U.S. aftermarket.

In the OEM market, sales of navigation systems to European luxury automotive manufacturers and display products were favorable.

Accordingly, segment sales increased 24.4% compared with the corresponding period of the previous fiscal year, to ¥59.4 billion.

* Apple CarPlay is a trademark of Apple Inc., registered in the U.S. and other countries. Android Auto is a trademark of Google Inc., registered in the U.S. and other countries.

(2)	Information regarding financial position

Total assets stood at ¥219.4 billion as of June 30, 2018, an increase of ¥1.2 billion compared with the end of the previous fiscal year (March 31, 2018) due mainly to a ¥2.1 billion decrease in cash and deposits, a ¥0.7 billion increase in trade notes and accounts receivable, a ¥1.4 billion increase in inventories, a 0.5 billion decrease in other current assets, a ¥1.8 billion decrease in investment securities, a ¥2.7 billion increase in investments in capital, and a ¥0.8 billion increase in deferred tax assets.

Total liabilities increased ¥1.3 billion compared with the end of the previous fiscal year to ¥63.3 billion due mainly to a ¥2.0 billion increase in trade notes and accounts payable, a ¥0.5 billion decrease in accrued expenses, a ¥1.2 billion decrease in provision for bonuses, a ¥0.3 billion increase in provision for product warranties, a ¥1.0 billion increase in other current liabilities, a ¥0.3 billion increase in deferred tax liabilities, and a ¥0.5 billion decrease in defined benefit liabilities.

Net assets of ¥156.0 billion remained flat from the end of the previous fiscal year due mainly to a ¥1.2 billion increase in retained earnings, a ¥1.1 billion decrease in unrealized gains on securities, a ¥0.7 billion decrease in foreign currency translation adjustments, and a ¥0.5 billion increase in remeasurements of defined benefit plans.

Consequently, equity ratio decreased 0.4 percentage points from March 31, 2018, to 70.1%.

The Group has applied the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28, February 16, 2018) and relevant Guidances effective from the beginning of the first quarter of the fiscal year ending March 31, 2019. The Group retrospectively applies the aforementioned accounting changes to perform comparative analysis of the financial position.

App. O-5

2.	Consolidated Quarterly Financial Statements and Significant Notes Thereto

(1)	Consolidated quarterly balance sheets

(Millions of yen)

	As of March 31, 2018	As of June 30, 2018
Assets
Current assets
Cash and deposits	53,789	51,594
Trade notes and accounts receivable	44,759	45,487
Merchandise and finished goods	18,423	18,154
Work in process	1,369	1,167
Raw materials and supplies	8,009	9,968
Others	14,537	13,975
Allowance for doubtful accounts	(263)	(307)

Total current assets	140,626	140,041

Non-current assets
Property, plant and equipment
Buildings and structures	27,029	27,154
Accumulated depreciation	(19,151)	(19,335)

Buildings and structures, net	7,877	7,818

Machinery, equipment and vehicles	25,106	25,783
Accumulated depreciation	(18,985)	(19,278)

Machinery, equipment and vehicles, net	6,121	6,505

Tools, furniture, fixtures and molds	54,808	54,183
Accumulated depreciation	(48,629)	(48,160)

Tools, furniture, fixtures and molds, net	6,178	6,022

Land	4,623	4,661
Leased assets	221	211
Accumulated depreciation	(94)	(85)

Leased assets, net	126	125

Construction in progress	1,775	1,881

Total property, plant and equipment	26,703	27,015

Intangible assets, net	5,288	5,467
Investments and other assets
Investment securities	28,545	26,712
Investments in capital	11,810	14,557
Net defined benefit asset	31	31
Deferred tax assets	1,226	2,083
Others	3,899	3,502
Allowance for doubtful accounts	(7)	(7)

Total investments and other assets	45,506	46,879

Total non-current assets	77,499	79,362

Total assets	218,126	219,403

App. O-6

		(Millions of yen)
	As of March 31, 2018	As of June 30, 2018
Liabilities
Current liabilities
Trade notes and accounts payable	26,778	28,862
Accrued expenses	10,641	10,065
Accrued income taxes	1,528	1,533
Provision for bonuses	2,641	1,399
Provision for directors’ bonuses	90	20
Provision for product warranties	5,429	5,789
Others	6,659	7,687

Total current liabilities	53,768	55,358

Non-current liabilities
Deferred tax liabilities	2,877	3,255
Defined benefit liabilities	3,681	3,132
Provision for directors’ retirement benefits	53	50
Others	1,640	1,553

Total non-current liabilities	8,252	7,991

Total liabilities	62,021	63,349

Net assets
Shareholders’ equity
Common stock	25,920	25,920
Capital surplus	24,903	24,903
Retained earnings	95,011	96,258
Treasury stock	(1,377)	(1,348)

Total shareholders’ equity	144,458	145,734

Accumulated other comprehensive income
Unrealized gains on securities	7,681	6,547
Deferred gains or losses on hedges	(2)	(10)
Revaluation reserve for land	(1,261)	(1,261)
Foreign currency translation adjustments	3,862	3,127
Remeasurements of defined benefit plans	(854)	(346)

Total accumulated other comprehensive income	9,424	8,056

Subscription rights to shares	97	73
Non-controlling interests	2,124	2,189

Total net assets	156,104	156,054

Total liabilities and net assets	218,126	219,403

App. O-7

(2)	Consolidated quarterly statements of (comprehensive) income

(Millions of yen)

	First three months ended June 30, 2017	First three months ended June 30, 2018
Net sales	61,043	73,460
Cost of sales	51,855	58,649

Gross profit	9,188	14,810

Selling, general and administrative expenses	8,802	10,802

Operating income	385	4,008

Non-operating income
Interest income	67	87
Dividend income	113	119
Foreign exchange gains	137	2
Gain on settlement of molds	167	—
Other	57	58

Total non-operating income	543	268

Non-operating expenses
Interest expense	1	14
Sales discounts	27	29
Commission fee	146	220
Share of loss of entities accounted for using equity method	144	169
Loss on settlement of molds	—	104
Other	112	18

Total non-operating expenses	432	556

Ordinary income	496	3,719

Extraordinary income
Gain on sale of non-current assets	15	16
Gain on step acquisitions	42	—
Gain on change in equity	—	9

Total extraordinary income	58	25

Extraordinary losses
Loss on disposal of non-current assets	2	20
Business structure improvement expenses	1,169	—

Total extraordinary losses	1,172	20

Income (loss) before income taxes	(617)	3,725

Current income taxes	588	1,416
Deferred income taxes	15	(19)

Total income taxes	604	1,397

Net income (loss)	(1,221)	2,327

Net income (loss) attributable to:
Owners of parent	(1,270)	2,286
Non-controlling interests	48	41
Other comprehensive income (loss)
Unrealized losses on securities	(600)	(1,036)
Deferred losses on hedges	(42)	(7)
Foreign currency translation adjustments	1,305	(193)
Remeasurements of defined benefit plans	38	508
Share of other comprehensive income of investments accounted for using the equity method	(682)	(614)

Total other comprehensive income	17	(1,344)

Comprehensive income	(1,203)	983

Comprehensive income attributable to:
Owners of parent	(1,258)	918
Non-controlling interests	54	65

App. O-8

(3)	Notes to consolidated quarterly financial statements

(Notes on premise of going concern)

No items to report

(Notes on significant changes in the amount of shareholders’ equity)

No items to report

(Additional Information)

(Application of “Partial Amendments to Accounting Standard for Tax Effect Accounting” and relevant Guidances)

The Group has applied the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28, February 16, 2018) and relevant Guidances effective from the beginning of the first quarter of the fiscal year ending March 31, 2019. Accordingly, deferred tax assets were presented under “Investments and other assets” and deferred tax liabilities were presented under “Non-current liabilities.”

(Segment information)

1)	First three months ended June 30, 2017

Information concerning sales and profit/loss by reportable segment

(Millions of yen)

	Reportable segment			Adjustment (Note)	Amount on consolidated quarterly financial statements
	Audio Products segment	Information and Communication Products segment	Total
Sales
Sales to outside customers	13,277	47,765	61,043	—	61,043
Internal sales or transfer among segments	198	42	241	(241)	—
Total	13,476	47,808	61,285	(241)	61,043
Segment profit	352	1,403	1,756	(1,370)	385

Note:

The adjustment of negative ¥1,370 million to segment profit represents corporate expenses not allocated to reportable segments. The corporate expenses are principally costs related to the administration division and part of the development division that are not attributable to the segments.

2)	First three months ended June 30, 2018

Information concerning sales and profit/loss by reportable segment

(Millions of yen)

	Reportable segment			Adjustment (Note)	Amount on consolidated quarterly financial statements
	Audio Products segment	Information and Communication Products segment	Total
Sales
Sales to outside customers	14,038	59,421	73,460	—	73,460
Internal sales or transfer among segments	161	39	200	(200)	—
Total	14,199	59,461	73,661	(200)	73,460
Segment profit	1,042	4,379	5,422	(1,414)	4,008

App. O-9

Note:

The adjustment of negative ¥1,414 million to segment profit represents corporate expenses not allocated to reportable segments. The corporate expenses are principally costs related to the administration division and part of the development division that are not attributable to the segments.

3.	Supplementary Information

Execution of the Basic Agreement on the Business Collaboration The Company and Alps Electric Co., Ltd. authorized to carry out the business collaboration at each of the company’s Board of Directors’ meeting on July 27, 2018. For more details, please refer to “Notice Regarding the Execution of the Basic Agreement on the Business Collaboration between Alps Electric Co., Ltd. and Alpine Electronics, Inc.” announced today.

App. O-10

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Article 330 of the Companies Act of Japan makes the provision of Section 10, Chapter 2, Book III of the Civil Code of Japan applicable to the relationship between Alps Electric and its directors. Section 10, among other things, provides in effect that:

(1) any director of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2) if a director of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor from the company;

(3) if a director has assumed an obligation necessary for the management of the affairs entrusted to him, he may require the company to perform it in his place or, if it is not due, to furnish adequate security; and

(4) if a director, without any fault on his part, sustains damages through the management of the affairs entrusted to him, he may demand compensation therefor from the company.

Under Article 399-2 Clause 4 of the Companies Act, a company may not refuse a demand from a director who is an Audit and Supervisory Committee member referred to in subparagraphs (1) through (3) above unless the company establishes that the relevant expense or obligation was or is not necessary for the performance of the Audit and Supervisory Committee member’s duties.

Alps Electric maintains liability insurance for its directors in order to insure them against claims asserted against, or liabilities incurred by, them in connection with their performance of duties in their respective capacities. The liability insurance does not cover, among other things, liabilities arising out of certain damages claims brought against the covered persons under specified U.S. or Canadian laws, or with respect to certain conduct in the United States.

Alps Electric has entered into liability limitation agreements with its directors who are not members of Alps Electric’s management. These agreements limit each such director’s liability to Alps Electric of the kind described in Article 423, Paragraph 1 of the Companies Act to the minimum amount permitted by Article 425, Paragraph 1 of the Companies Act, so long as the director was acting in good faith and without gross negligence.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit

2.1	English translation of the Share Exchange Agreement (included as Appendix A to the prospectus which is part of this registration statement)

2.2	English Translation of the Memorandum of Understanding Regarding the Share Exchange Agreement dated February 27, 2018 (included as Appendix B to the prospectus which is part of this registration statement)

2.3	English Translation of the Memorandum of Understanding Regarding the Share Exchange Agreement dated July 27, 2018 (included as Appendix C to the prospectus which is part of this registration statement)

3.1#	English translation of the Articles of Incorporation of Alps Electric

3.2#	English translation of the Board of Directors Regulations of Alps Electric

3.3#	English translation of the Share Handling Regulations of Alps Electric

3.4#	English translation of the Audit and Supervisory Committee Regulations of Alps Electric

Exhibit Number	Description of Exhibit

5.1	Form of Opinion of Mori Hamada & Matsumoto regarding legality of securities

8.1#	Form of Opinion of Shearman & Sterling LLP regarding U.S. federal tax consequences of the share exchange

8.2	Form of Opinion of Mori Hamada & Matsumoto regarding Japanese tax consequences of the share exchange (included in Exhibit 5.1)

21.1#	Subsidiaries of Alps Electric

23.1**	Consent of Ernst & Young ShinNihon LLC for Alps Electric

23.2**	Consent of Ernst & Young ShinNihon LLC for Alpine

23.3	Form of Consent of Mori Hamada & Matsumoto (included in Exhibit 5.1)

23.4#	Form of Consent of Shearman & Sterling LLP (included in Exhibit 8.1)

24.1	Powers of attorney (included in Part II of this registration statement)

99.1**	Consent of SMBC Nikko Securities Inc.

99.2**	Consent of the Original Third-Party Committee

99.3**	Consent of the Third-Party Committee

99.4**	Consent of YAMADA Consulting Group Co., Ltd.

99.5	Selected Articles of the Companies Act of Japan (English translation filed herewith as Appendix M to the prospectus which is part of this registration statement)

99.6*	English translation of notice of convocation of Alpine’s extraordinary general meeting of shareholders

99.7*	English translation of proxy reference materials

99.8*	English translation of form of mail-in proxy card and voting card for Alpine’s extraordinary general meeting of shareholders

#	Previously submitted.
*	To be filed in a later submission.
**	To be filed with public filing.

(b) Financial Statement Schedules

The required financial statement schedules for each of Alps Electric and Alpine are included in the prospectus which is part of this registration statement.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) (i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(7) That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(8) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(9) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(10) That every prospectus: (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, Alps Electric Co., Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on                 , 2018.

ALPS ELECTRIC CO., LTD.

By:
Name:	Toshihiro Kuriyama
Title:	President, Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Toshihiro Kuriyama, President, Chairman of the Board of Directors of Alps Electric Co., Ltd., and Yoichiro Kega, Director of Alps Electric Co., Ltd., and each of them (with full power of each of them to act alone), as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the U.S. Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Toshihiro Kuriyama	President, Chairman of the Board of Directors (principal executive officer)	, 2018

Takashi Kimoto	Senior Managing Director	, 2018

Yasuo Sasao	Managing Director	, 2018

Yoshitada Amagishi	Managing Director	, 2018

Masataka Kataoka	Director, Executive Adviser	, 2018

Hitoshi Edagawa	Director	, 2018

Signature	Title	Date

Takeshi Daiomaru	Director	, 2018

Akihiko Okayasu	Director	, 2018

Tetsuhiro Saeki	Director	, 2018

Yoichiro Kega	Director (principal financial officer and principal accounting officer)	, 2018

Hiroyuki Sato	Director	, 2018

Hideo Izumi	Director	, 2018

Junichi Umehara	Director, Full-Time Member of Audit and Supervisory Committee	, 2018

Yasuhiro Fujii	Director, Member of Audit and Supervisory Committee	, 2018

Takashi Iida	Director, Member of Audit and Supervisory Committee	, 2018

Kazuya Nakaya	Director, Member of Audit and Supervisory Committee	, 2018

Yoko Toyoshi	Director, Member of Audit and Supervisory Committee	, 2018

Authorized Representative in the United States:

Alps Electric (North America), Inc.

By:
Name:	Satoru Yoda
Title:	President & CEO
Date:	, 2018